Exhibit 99.1

Proxy Statement

June 20, 2014

Dear Stockholders:

You are invited to attend a special meeting (the “Special Meeting”) of the stockholders of Star Bulk Carriers Corp. (the “Company” or “Star Bulk”), to be held on July 11, 2014, at the Hotel Grande Bretagne, Syntagma Square, Athens 10564, Greece at 11:00 a.m. (local time).

At the Special Meeting you will be asked to approve the Agreement and Plan of Merger, dated as of June 16, 2014 (as amended from time to time, the “Merger Agreement”) among Star Bulk, Star Synergy LLC, a Marshall Islands limited liability company and a wholly-owned subsidiary of Star Bulk (“Oaktree Holdco Merger Sub”), Star Omas LLC, a Marshall Islands limited liability company and a wholly-owned subsidiary of Star Bulk (“Pappas Holdco Merger Sub” and together with Oaktree Holdco Merger Sub, the “Merger Subs”), Oaktree OBC Holdings LLC, a Marshall Islands limited liability company controlled by investment funds managed by Oaktree Capital Management, L.P. (the “Oaktree Holdco”), Millennia Limited Liability Company, a Marshall Islands limited liability company controlled by certain immediate family members of Star Bulk non-Executive Chairman Mr. Petros Pappas, including Milena Maria Pappas, who is also one of our directors (the “Pappas Holdco” and, together with the Oaktree Holdco, the “Oceanbulk Holdcos”), Oaktree Dry Bulk Holdings LLC, a Marshall Islands limited liability company (the “Oaktree Seller”) and Millennia Holdings LLC, a Marshall Islands limited liability company (the “Pappas Seller” and, together with the Oaktree Seller, the “Sellers”), pursuant to which each of the Oceanbulk Holdcos will merge with and into one of the Merger Subs (the “Merger”), with the Merger Subs continuing as the surviving companies and wholly-owned subsidiaries of Star Bulk.

The Oceanbulk Holdcos collectively own all of the outstanding equity interests in Oceanbulk Shipping LLC, a Marshall Islands limited liability company (“Oceanbulk Shipping”) and Oceanbulk Carriers LLC, a Marshall Islands limited liability company (“Oceanbulk Carriers” and, together with Oceanbulk Shipping, “Oceanbulk”), which, through their subsidiaries, either own and operate a fleet of 12 dry bulk carrier vessels, with an average age as of May 31, 2014 of 5.3 years, including five Capesize vessels, two Post-Panamax vessels, three Kamsarmax vessels and two Supramax vessels and own contracts for the construction of 25 newbuilding dry bulk vessels with fuel efficiency specifications at shipyards in Japan and China. Currently, investment funds affiliated with the Oaktree Seller beneficially own approximately 19.6% of the outstanding common shares of Star Bulk and, indirectly through Oaktree Holdco, also beneficially own 90% of the equity interests in Oceanbulk. As part of the Merger, Star Bulk has agreed to acquire two Kamsarmax vessels (the “Heron Vessels”) from Heron Ventures Ltd. (the “Heron JV”), a joint venture in which Oceanbulk owns indebtedness that is convertible into 50% of the equity of the Heron JV, for an aggregate of 2,115,706 shares of common stock (“common shares”) of the Company (the “Heron Consideration”).

In addition, at the Special Meeting you will be asked to approve the Share Purchase Agreement, dated as of June 16, 2014 (as amended from time to time, the “Pappas Agreement”) among Star Bulk, Mirabel Shipholding & Invest Limited (“Mirabel”), Mirach Shipping Company Limited (“Mirach”) and Bluesea Invest and Holding Limited (together with Mirabel and Mirach, the “Pappas Entities”), entities controlled by certain members of the family of our non-Executive Chairman, Mr. Petros Pappas, including Milena Maria Pappas, who is also one of our directors, pursuant to which Star Bulk has agreed to, subject to the satisfaction or waiver of the conditions set forth in the Pappas Agreement, substantially concurrently with the completion of the Merger, acquire all of the issued and outstanding shares of Dioriga Shipping Co. (“Dioriga”) and Positive Shipping Company (“Positive Shipping”), which own and operate a dry bulk carrier vessel and a contract for the construction of a newbuilding drybulk carrier with fuel efficient specifications, respectively (such vessels being the “Pappas Vessels”, and the acquisition of the Pappas Entities being the “Pappas Companies Acquisition”).

Your vote is very important. Whether or not you plan to attend the Special Meeting, please complete, date, sign and return, as promptly as possible, the enclosed proxy card in the accompanying prepaid reply envelope, or submit your proxy over the Internet or by telephone. If you attend the Special Meeting and vote in person, your vote by ballot will revoke any proxy previously submitted.

If the Merger is completed, all of the membership interests of the Oceanbulk Holdcos that are outstanding immediately prior to the effective time of the Merger will automatically be converted into the right to receive an aggregate of 48,395,766 common shares (the “Merger Consideration”), together with the Heron Consideration and certain distributions from the Heron JV, on the terms and subject to the conditions set forth in the Merger Agreement. The closing of the Pappas Companies Acquisition will, subject to the satisfaction or waiver of the conditions set forth in the Pappas Agreement, occur substantially concurrently with the completion of the Merger, at which time certain of the Pappas Entities will receive 3,592,728 common shares (the “Pappas Consideration”). The 50,511,472 common shares issued pursuant to the Merger Agreement, including the Heron Consideration, together with the Pappas Consideration, will represent 64.7% of the outstanding common shares immediately after the closing thereof.

By virtue of the Merger and the Pappas Companies Acquisition, the Company has agreed to assume, including by way of refinance, all of the outstanding indebtedness of Oceanbulk, Dioriga and Positive Shipping. The Company has also agreed to refinance the indebtedness of the Heron JV applicable to the Heron Vessels as of the date the Company acquires such Heron Vessels. If the Merger, including the acquisition of the Heron Vessels and the Pappas Vessels, had closed on March 31, 2014, we would have had total outstanding indebtedness of $383.99 million and the book value of our assets would have been $1,364.97 million.

Pursuant to resolutions of a Special Committee of the Company’s Board of Directors (the “Board”) consisting of two disinterested directors who are not officers, employees, representatives, agents or affiliates of the Sellers, the Oceanbulk Holdcos or the Pappas Entities, and who do not have an economic interest in the Sellers, the Oceanbulk Holdcos or the Pappas Entities (the “Special Committee”), the Special Committee unanimously determined that the Merger Agreement, the Pappas Agreement, and the transactions contemplated thereby (the “Transactions” and collectively with the Merger Agreement and the Pappas Agreement, the “Merger Agreement Proposal”) as well as the Merger Consideration, the Pappas Consideration and the Heron Consideration are fair to and in the best interests of the Company and the stockholders of the Company, other than the Sellers and their respective affiliates (the “Unaffiliated Stockholders”). The Special Committee also unanimously declared advisable the Merger Agreement, the Pappas Agreement and the Transactions, including the Merger, and unanimously recommended to the Board that the Merger Agreement Proposal be approved by the Board and submitted for a vote at a meeting of the Company’s stockholders. The Special Committee made its determination after consultation with its independent legal and financial advisors and consideration of a number of factors, including a fairness opinion presented to the Special Committee by its independent financial advisors.

Following the recommendation of the Special Committee, all of the members of the Board, other than Mr. Petros Pappas and Ms. Milena Maria Pappas, who recused themselves from the Board’s vote based on the reasons set forth below, pursuant to resolutions adopted at a meeting of the Board held on June 15, 2014, (i) determined that the Merger Agreement Proposal as well as the Merger Consideration, the Pappas Consideration and the Heron Consideration are fair to and in the best interests of the Company and the Unaffiliated Stockholders, (ii) approved, adopted and declared advisable the Merger Agreement, the Pappas Agreement and the Transactions as well as the Merger Consideration, the Pappas Consideration and the Heron Consideration, (iii) resolved to recommend that the Merger Agreement Proposal be submitted at a meeting of the Company’s stockholders for approval and (iv) adopted the recommendation by the Special Committee that the Company’s stockholders approve the Merger Agreement Proposal. Mr. Petros Pappas and Ms. Milena Maria Pappas recused themselves from the Board’s vote authorizing the Transactions due to their relationships with the Sellers, Dioriga, Positive Shipping and the Pappas Entities.

The Board, acting upon the unanimous recommendation of the Special Committee and after consultation with its independent legal and financial advisors and consideration of a number of factors including a fairness opinion presented by its independent financial advisors, has determined that the Merger Agreement, the Pappas Agreement and the Transactions, including the Merger, the Pappas Companies Acquisition, the Merger Consideration, the Pappas Consideration and the Heron Consideration, are in the best interests of the Company and the Unaffiliated Stockholders, and has approved, adopted and declared advisable the Merger Agreement, the Pappas Agreement and the Transactions, including the Merger, the Pappas Companies Acquisition, the Merger Consideration, the Pappas Consideration and the Heron Consideration, and recommends that you vote “FOR” the Merger Agreement Proposal.

The Company is holding the Special Meeting so that our stockholders may vote with respect to the adoption of the Merger Agreement Proposal. The proposed Transactions are very important and will have a transformative impact on the capitalization, balance sheet, ownership and governance of the Company. The Transactions also include proposed agreements with affiliates of the Company and two of our Directors, Mr. Petros Pappas and Ms. Milena Maria Pappas, who have a financial interest in the Transactions and who, collectively with their affiliates, will own approximately 12.6% of the outstanding common shares after giving effect to the Transactions. Moreover, the Oaktree Seller and its affiliates will own approximately 61.3% of the outstanding common shares after giving effect to the Transactions. Because of these and other considerations, the Special Committee and the Board of Directors, other than Mr. Petros Pappas and Ms. Milena Maria Pappas, unanimously determined that the Company seek approval of the Unaffiliated Stockholders for the Merger Agreement Proposal in the manner set forth in the following paragraph. Mr. Petros Pappas and Ms. Milena Maria Pappas recused themselves from the Board of Directors’ vote authorizing this transaction due to their financial interest in the Transactions and their relationships with the Sellers, Dioriga, Positive Shipping and the Pappas Entities. In addition, the Oaktree Seller, the Pappas Seller, and certain affiliates and related parties thereof (including Mr. Petros Pappas and Milena Pappas) agreed to voting restrictions, ownership limitations and standstill provisions, as the result of discussions between the Special Committee and other relevant parties, in order to mitigate the possibility that the transaction might be deemed a change of control of the Company for certain purposes.

Accordingly, the parties to the Merger Agreement and the Pappas Agreement have agreed to (i) seek the vote of the Company’s stockholders with respect to the Merger Agreement Proposal, and (ii) require that the approval of the Merger Agreement Proposal by the Company’s stockholders be a closing condition to the Transactions, which approval requires the affirmative vote of the holders of a majority of the common shares present (in person or by proxy) and voting at the Special Meeting. Each of the Sellers has agreed to cause themselves and their respective affiliates, including Ms. Milena Maria Pappas, to vote all common shares owned by them in favor of the Merger Agreement Proposal in the same proportion as the number of common shares that are voted in favor of the Merger Agreement Proposal by the Unaffiliated Stockholders entitled to vote at the Special Meeting, or any postponement or adjournment thereof. This means that the voting rights of each of the Sellers, the Pappas Entities and their respective affiliates would effectively be redistributed pro rata among the Unaffiliated Stockholders entitled to vote at the Special Meeting.

Certain stockholders of the Company affiliated with Monarch Alternative Capital LP (the “Monarch Stockholders”), which collectively own approximately 20.9% of the outstanding common shares and represent 28.2% of Unaffiliated Stockholders, have entered into a voting agreement with the Sellers and Mirabel pursuant to which, among other things and subject to certain conditions, the Monarch Stockholders have agreed to vote their shares in favor of approval of the Merger Agreement Proposal (the “Voting Agreement”).

The Board recommends that you vote “FOR” the proposal to approve the Merger Agreement Proposal.

The Company will also transact any other business that may properly come before the Special Meeting, or any adjournment or postponement of the Special Meeting, by or at the direction of the Board.

The obligation of the Company to complete the Merger is subject to the satisfaction or waiver of substantial conditions set forth in the Merger Agreement, including, without limitation, the conditions specified above. The obligation of the Company to complete the Pappas Companies Acquisition is subject to the satisfaction or waiver of substantial conditions set forth in the Pappas Agreement, including, without limitation, the completion of the Merger.

The accompanying proxy statement provides you with detailed information about the Special Meeting, the Merger Agreement, the Pappas Agreement and the Transactions, including the Merger. A copy of the Merger Agreement is attached as Annex A to the proxy statement. A copy of the Pappas Agreement is attached as Annex B to the proxy statement. We encourage you to carefully read the entire proxy statement and its annexes, including the Merger Agreement and the Pappas Agreement.

If you have any questions or need assistance voting your shares, please call Advantage Proxy Inc., the Company’s proxy solicitor in connection with the Special Meeting, toll-free at (877) 870-8565 or if you are a bank or broker, (206) 870-8565.

Sincerely,

Spyros Capralos

Chief Executive Officer, President and Director

The accompanying proxy statement is dated June 20, 2014, and is first being mailed to the Company’s stockholders on or about June 20, 2014.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held on July 11, 2014

Dear Stockholder:

You are cordially invited to attend a special meeting (the “Special Meeting”) of the stockholders of Star Bulk Carriers Corp. (the “Company” or “Star Bulk”), to be held on July 11, 2014, at Hotel Grande Bretagne, Syntagma Square, Athens 10564, Greece at 11:00 a.m.(local time), for the following purposes:

To consider and vote on a proposal to approve:

(i) the Agreement and Plan of Merger, dated as of June 16, 2014, (as amended from time to time, the “Merger Agreement”), among Star Bulk, Star Synergy LLC, a Marshall Islands limited liability company and a wholly-owned subsidiary of Star Bulk (“Oaktree Holdco Merger Sub”), Star Omas LLC, a Marshall Islands limited liability company and wholly-owned subsidiary of Star Bulk (“Pappas Holdco Merger Sub” and, together with Oaktree Holdco Merger Sub, the “Merger Subs”), Oaktree OBC Holdings LLC, a Marshall Islands limited liability company controlled by investment funds managed by Oaktree Capital Management, L.P. (the “Oaktree Holdco”), Millennia Limited Liability Company, a Marshall Islands limited liability company controlled by certain immediate family members of Star Bulk non-Executive Chairman Mr. Petros Pappas, including Milena Maria Pappas, who is also one of our directors (the “Pappas Holdco” and, together with the Oaktree Holdco, the “Oceanbulk Holdcos”), Oaktree Dry Bulk Holdings LLC, a Marshall Islands limited liability company (the “Oaktree Seller”) and Millennia Holdings LLC, a Marshall Islands limited liability company (the “Pappas Seller” and, together with the Oaktree Seller, the “Sellers”), pursuant to which each of the Oceanbulk Holdcos will merge with and into one of the Merger Subs (the “Merger”), with the Merger Subs continuing as the surviving companies and wholly-owned subsidiaries of Star Bulk;

(ii) the Share Purchase Agreement, dated as of June 16, 2014 (as amended from time to time, the “Pappas Agreement”) among Star Bulk, Mirabel Shipholding & Invest Limited (“Mirabel”), Mirach Shipping Company Limited (“Mirach”) and Bluesea Invest and Holding Limited (together with Mirabel and Mirach, the “Pappas Entities”), entities controlled by certain members of the family of our non-Executive Chairman, Mr. Petros Pappas, including Milena Maria Pappas, one of our directors, pursuant to which Star Bulk has agreed to, subject to the satisfaction or waiver of the conditions set forth in the Pappas Agreement, substantially concurrently with the completion of the Merger, acquire all of the issued and outstanding shares of Dioriga Shipping Co. (“Dioriga”) and Positive Shipping Company (“Positive Shipping”), which own and operate a dry bulk carrier vessel and a contract for the construction of a newbuilding drybulk carrier with fuel efficient specifications, respectively (such vessels being the “Pappas Vessels” and the acquisition of the Pappas Vessels being the “Pappas Companies Acquisition”); and

(iii) the transactions contemplated by each of the Merger Agreement and the Pappas Agreement (the “Transactions” and collectively with the Merger Agreement and the Pappas Agreement, the “Merger Agreement Proposal”).

The Oceanbulk Holdcos collectively own all of the outstanding equity interests in Oceanbulk Shipping LLC, a Marshall Islands limited liability company (“Oceanbulk Shipping”) and Oceanbulk Carriers LLC, a Marshall Islands limited liability company (“Oceanbulk Carriers” and, together with Oceanbulk Shipping, “Oceanbulk”), which, through their subsidiaries, own and operate a fleet of dry bulk carrier vessels and contracts for the construction of newbuilding dry bulk vessels. As part of the Merger, Star Bulk has agreed to acquire two

Kamsarmax vessels (the “Heron Vessels”) from Heron Ventures Ltd. (the “Heron JV”), a joint venture in which Oceanbulk owns indebtedness that is convertible into 50% of the equity of the Heron JV, for an aggregate of 2,115,706 common shares of the Company (the “Heron Consideration”). Currently, investment funds affiliated with the Oaktree Sellers beneficially own approximately 19.6% of the outstanding common shares of Star Bulk and, indirectly through Oaktree Holdco, also beneficially own 90% of the membership interests in Oceanbulk. A copy of the Merger Agreement is attached as Annex A to the accompanying proxy statement. A copy of the Pappas Agreement is attached as Annex B to the accompanying proxy statement.

The Company will also transact any other business that may properly come before the Special Meeting, or any adjournment or postponement of the Special Meeting, by or at the direction of the Company’s Board of Directors (the “Board”).

If the Merger is completed, all of the membership interests of the Oceanbulk Holdcos that are outstanding immediately prior to the effective time of the Merger will automatically be converted into the right to receive an aggregate of 48,395,766 shares of common stock (“common shares”) of the Company (the “Merger Consideration”), together with the Heron Consideration and certain distributions from the Heron JV, on the terms and subject to the conditions set forth in the Merger Agreement. The closing of the Pappas Companies Acquisition will, subject to the satisfaction or waiver of the conditions set forth in the Pappas Agreement, occur substantially concurrently with the completion of the Merger, at which time certain of the Pappas Entities will receive 3,592,728 common shares (the “Pappas Consideration”). The 50,511,472 common shares issued pursuant to the Merger Agreement, including the Heron Consideration, together with the Pappas Consideration, will represent 64.7% of the outstanding common shares immediately after the closing.

By virtue of the Merger and the Pappas Companies Acquisition, the Company has agreed to assume, including by way of refinance, all of the outstanding indebtedness of Oceanbulk, Dioriga and Positive Shipping. The Company has also agreed to refinance the indebtedness of the Heron JV applicable to the Heron Vessels as of the date the Company acquires such Heron Vessels. If the Merger, including the acquisition of the Heron Vessels and the Pappas Vessels, had closed on March 31, 2014, we would have had total outstanding indebtedness $383.99 million and the book value of our assets would have been $1,364.97 million.

These items of business are more fully described in the proxy statement accompanying this notice.

The Company is holding the Special Meeting so that our stockholders may vote with respect to the adoption of the Merger Agreement Proposal. The proposed Transactions are very important and will have a transformative impact on the capitalization, balance sheet, ownership and governance of the Company. The Transactions also include proposed agreements with affiliates of the Company and two of our Directors, Mr. Petros Pappas and Ms. Milena Maria Pappas, who have a financial interest in the Transactions and who, collectively with their affiliates, will own approximately 12.6% of the outstanding common shares after giving effect to the Transactions. Moreover, the Oaktree Seller and its affiliates will own approximately 61.3% of the outstanding common shares after giving effect to the Transactions. Because of these and other considerations, the Special Committee and the Board of Directors, other than Mr. Petros Pappas and Ms. Milena Maria Pappas, unanimously determined that the Company seek approval of the Unaffiliated Stockholders for the Merger Agreement Proposal in the manner set forth in the following paragraph. Mr. Petros Pappas and Ms. Milena Maria Pappas recused themselves from the Board of Directors’ vote authorizing this transaction due to their financial interest in the Transactions and their relationships with the Sellers, Dioriga, Positive Shipping and the Pappas Entities. In addition, the Oaktree Seller, the Pappas Seller, and certain affiliates and related parties thereof (including Mr. Petros Pappas and Milena Pappas) agreed to voting restrictions, ownership limitations and standstill provisions, as the result of discussions between the Special Committee and other relevant parties, in order to mitigate the possibility that the transaction might be deemed a change of control of the Company for certain purposes.

Accordingly, the parties to the Merger Agreement and the Pappas Agreement have agreed to (i) seek the vote of the Company’s stockholders with respect to the Merger Agreement Proposal, and (ii) require that the approval of the Merger Agreement Proposal by the Company’s stockholders is a closing condition to the Transactions, which approval requires the affirmative vote of the holders of a majority of the common shares present (in person or by proxy) and voting at the Special Meeting. Each of the Sellers has agreed to cause themselves and their respective affiliates, including Ms. Milena Maria Pappas, to vote all common shares owned by them in favor of the Merger Agreement Proposal in the same proportion as the number of common shares that are voted in favor of the Merger Agreement Proposal by the Unaffiliated Stockholders entitled to vote at the Special Meeting, or any postponement or adjournment thereof. This means that the voting rights of each of the Sellers, the Pappas Entities and their respective affiliates would effectively be redistributed pro rata among the Unaffiliated Stockholders entitled to vote at the Special Meeting.

Certain stockholders of the Company affiliated with Monarch Alternative Capital LP (the “Monarch Stockholders”), which collectively own approximately 20.9% of the outstanding common shares and represent 28.2% of Unaffiliated Stockholders, have entered into a voting agreement with the Sellers and Mirabel pursuant to which, among other things and subject to certain conditions, the Monarch Stockholders have agreed to vote their shares in favor of approval of the Merger Agreement Proposal (the “Voting Agreement”).

The Board recommends that you vote “FOR” the proposal to approve the Merger Agreement Proposal.

The record date for the Special Meeting is June 17, 2014 (the “Record Date”). Only stockholders of record at the close of business on that date are entitled to notice of and to vote at the Special Meeting or any adjournment or postponement thereof. Any stockholder entitled to attend and vote at the Special Meeting is entitled to appoint a proxy to attend and act on such stockholder’s behalf. Such proxy need not be a stockholder of the Company.

Your vote is very important. To ensure your representation at the Special Meeting, please complete and return the enclosed proxy card or submit your proxy by telephone or through the Internet. Please vote promptly whether or not you expect to attend the Special Meeting. Submitting a proxy now will not prevent you from being able to vote in person at the Special Meeting. The Board, acting upon the unanimous recommendation of the Special Committee, has (i) determined that the Merger Agreement Proposal as well as the Merger Consideration, the Pappas Consideration and the Heron Consideration are fair to and in the best interests of the Company and the Unaffiliated Stockholders, (ii) approved, adopted and declared advisable the Merger Agreement, the Pappas Agreement and the Transactions, including the Merger Consideration, the Pappas Consideration and the Heron Consideration and recommends that you vote “FOR” the Merger Agreement Proposal.

Submitting your proxy over the Internet or by telephone is fast and convenient, and your proxy is immediately confirmed and tabulated. Using the Internet or telephone helps save the Company money by reducing postage and proxy tabulation costs. Please submit your proxy via the internet at the website www.proxyvote.com and via the telephone at phone number 1-800-690-6903.

On Behalf of the Board,

Georgia Mastagaki

General Counsel and Corporate Secretary

Athens, Greece

Dated: June 20, 2014

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE TRANSACTIONS

The following questions and answers are intended to address briefly some commonly asked questions regarding the Merger Agreement, the Pappas Agreement, the transactions and the Special Meeting. These questions and answers may not address all questions that may be important to you as a stockholder of the Company. Please refer to the “Summary” beginning on page 10 of this proxy statement and the more detailed information contained elsewhere in this proxy statement, the annexes to this proxy statement and the documents referred to in this proxy statement, all of which you should read carefully.

Q.	Why am I receiving this document?

A.	At the Special Meeting you will be asked to approve the Agreement and Plan of Merger, dated as of June 16, 2014 (as amended from time to time, the “Merger Agreement”) among Star Bulk, Star Synergy LLC, a Marshall Islands limited liability company and a wholly-owned subsidiary of Star Bulk (“Oaktree Holdco Merger Sub”), Star Omas LLC, a Marshall Islands limited liability company and a wholly-owned subsidiary of Star Bulk (“Pappas Holdco Merger Sub” and together with Oaktree Holdco Merger Sub, the “Merger Subs”), Oaktree OBC Holdings LLC, a Marshall Islands limited liability company controlled by investment funds managed by Oaktree Capital Management, L.P. (the “Oaktree Holdco”), Millennia Limited Liability Company, a Marshall Islands limited liability company controlled by certain immediate family members of Star Bulk non-Executive Chairman Mr. Petros Pappas, including Milena Maria Pappas, who is also one of our directors (the “Pappas Holdco” and, together with the Oaktree Holdco, the “Oceanbulk Holdcos”), Oaktree Dry Bulk Holdings LLC, a Marshall Islands limited liability company (the “Oaktree Seller”) and Millennia Holdings LLC, a Marshall Islands limited liability company (the “Pappas Seller” and, together with the Oaktree Seller, the “Sellers”), pursuant to which each of the Oceanbulk Holdcos will merge with and into one of the Merger Subs (the “Merger”), with the Merger Subs continuing as the surviving companies and wholly-owned subsidiaries of Star Bulk.

The Oceanbulk Holdcos collectively own all of the outstanding equity interests in Oceanbulk Shipping LLC, a Marshall Islands limited liability company (“Oceanbulk Shipping”) and Oceanbulk Carriers LLC, a Marshall Islands limited liability company (“Oceanbulk Carriers” and, together with Oceanbulk Shipping, “Oceanbulk”), which, through their subsidiaries, either own and operate a fleet of 12 dry bulk carrier vessels, with an average age as of May 31, 2014 of 5.3 years and an aggregate capacity of approximately 1.4 million dwt, including five Capesize vessels, two Post-Panamax vessels, three Kamsarmax vessels and two Supramax vessels or own contracts for the construction of 25 newbuilding dry bulk vessels with fuel efficiency specifications at shipyards in Japan and China. As of June 17, 2014, the Record Date, investment funds affiliated with the Oaktree Seller beneficially own approximately 19.6% of the outstanding common shares of Star Bulk (the “common shares”) and, indirectly through Oaktree Holdco, also beneficially own 90% of the equity interests in Oceanbulk. As part of the Merger, Star Bulk has agreed to acquire two Kamsarmax vessels (the “Heron Vessels”) from Heron Ventures Ltd. (the “Heron JV”), a joint venture in which Oceanbulk owns indebtedness that is convertible into 50% of the equity of the Heron JV, for an aggregate of 2,115,206 common shares of the Company (the “Heron Consideration”).

In addition, at the Special Meeting you will be asked to approve the Share Purchase Agreement, dated as of June 16, 2014 (as amended from time to time, the “Pappas Agreement”) among Star Bulk, Mirabel Shipholding & Invest Limited (“Mirabel”), Mirach Shipping Company Limited (“Mirach”) and Bluesea Invest and Holding Limited (together with Mirabel and Mirach, the “Pappas Entities”), entities controlled by certain members of the family of our non-Executive Chairman, Mr. Petros Pappas, including Milena Maria Pappas, who is also one of our directors, pursuant to which Star Bulk has agreed to, subject to the satisfaction or waiver of the conditions set forth in the Pappas Agreement, substantially concurrently with the completion of the Merger, acquire all of the issued and outstanding shares of Dioriga Shipping Co. (“Dioriga”) and Positive Shipping Company (“Positive Shipping”), which own and operate a dry bulk carrier vessel and a contract for the construction of a newbuilding drybulk carrier with fuel efficient specifications, respectively (such vessels being the “Pappas Vessels”, and the acquisition of the Pappas Vessels being the “Pappas Companies Acquisition”).

Pursuant to resolutions of a Special Committee of the Company’s Board of Directors (the “Board”) consisting of two disinterested directors who are not officers, employees, representatives, agents or affiliates of the Sellers, the Oceanbulk Holdcos or the Pappas Entities, and who do not have an economic interest in the Sellers, the Oceanbulk Holdcos or the Pappas Entities (the “Special Committee”), the Special Committee unanimously determined that the Merger Agreement, the Pappas Agreement, and the transactions contemplated thereby (the “Transactions” and collectively with the Merger Agreement and the Pappas Agreement, the “Merger Agreement Proposal”) as well as the Merger Consideration, the Pappas Consideration and the Heron Consideration are fair to and in the best interests of the Company and the stockholders of the Company, other than the Sellers and their respective affiliates (the “Unaffiliated Stockholders”). The Special Committee also unanimously declared advisable the Merger Agreement, the Pappas Agreement and the Transactions, including the Merger, and unanimously recommended to the Board that the Merger Agreement Proposal be approved by the Board and submitted for a vote at a meeting of the Company’s stockholders. The Special Committee made its determination after consultation with its independent legal and financial advisors and consideration of a number of factors, including a fairness opinion presented to the Special Committee by its independent financial advisors.

Following the recommendation of the Special Committee, all of the members of the Board, other than Mr. Petros Pappas and Ms. Milena Maria Pappas, who recused themselves from the Board’s vote based on the reasons set forth below, pursuant to resolutions adopted at a meeting of the Board held on June 15, 2014, (i) determined that the Merger Agreement Proposal as well as the Merger Consideration, the Pappas Consideration and the Heron Consideration are fair to and in the best interests of the Company and the Unaffiliated Stockholders, (ii) approved, adopted and declared advisable the Merger Agreement, the Pappas Agreement and the Transactions as well as the Merger Consideration, the Pappas Consideration and the Heron Consideration, (iii) resolved to recommend that the Merger Agreement Proposal be submitted at a meeting of the Company’s stockholders for approval and (iv) adopted the recommendation by the Special Committee that the Company’s stockholders approve the Merger Agreement Proposal. Mr. Petros Pappas and Ms. Milena Maria Pappas recused themselves from the Board’s vote authorizing the Transactions due to their relationships with the Sellers, Dioriga, Positive Shipping and the Pappas Entities.

If the Merger is completed, all of the membership interests of the Oceanbulk Holdcos that are outstanding immediately prior to the effective time of the Merger will automatically be converted into the right to receive an aggregate of 48,395,766 shares of common shares (the “Merger Consideration”), together with the Heron Consideration and certain distributions from the Heron JV, on the terms and subject to the conditions set forth in the Merger Agreement. The closing of the Pappas Companies Acquisition will, subject to the satisfaction or waiver of the conditions set forth in the Pappas Agreement, occur substantially concurrently with the completion of the Merger, at which time certain of the Pappas Entities will receive 3,592,728 common shares (the “Pappas Consideration”). The 50,511,472 common shares issued pursuant to the Merger Agreement, including the Heron Consideration, together with the Pappas Consideration will represent 64.7% of the outstanding common shares immediately after the closing.

By virtue of the Merger and the Pappas Companies Acquisition, the Company will assume, including by way of refinance, all of the outstanding indebtedness of Oceanbulk, Dioriga and Positive Shipping. The Company has also agreed to refinance the indebtedness of the Heron JV applicable to the Heron Vessels as of the date the Company acquires such Heron Vessels. If the Merger, including the acquisition of the Heron Vessels and the Pappas Vessels, had closed on March 31, 2014, we would have had total outstanding indebtedness $383.99 million and the book value of our assets would have been $1,364.97 million.

The Company is soliciting proxies for the Special Meeting. You are receiving this proxy statement because you own common shares. This proxy statement contains important information about the proposed Transactions and the Special Meeting, and you should read it carefully. The enclosed proxy allows you to vote your shares without attending the Special Meeting in person.

The Company is holding the Special Meeting so that our stockholders may vote with respect to the adoption of the Merger Agreement Proposal. The proposed Transactions are very important and will have a transformative impact on the capitalization, balance sheet, ownership and governance of the Company. The

Transactions also include proposed agreements with affiliates of the Company and two of our Directors, Petros Pappas and Milena Maria Pappas, who have a financial interest in the Transactions and who, collectively with their affiliates, will own approximately 12.6% of the outstanding common shares after giving effect to the Transactions. Moreover, the Oaktree Seller and its affiliates will own approximately 61.3% of the outstanding common shares after giving effect to the Transactions. Because of these and other considerations, the Special Committee and the Board of Directors, other than Mr. Petros Pappas and Ms. Milena Maria Pappas, unanimously determined that the Company seek stockholder approval for the Merger Agreement Proposal. Mr. Petros Pappas and Ms. Milena Maria Pappas recused themselves from the Board of Directors’ vote authorizing this transaction due to their financial interest in the Transactions and their relationships with the Sellers, Dioriga, Positive Shipping and the Pappas Entities.

Your vote is extremely important, and we encourage you to submit your proxy as soon as possible. For more information on how to vote your shares, please see the section of this proxy statement entitled “The Special Meeting.”

Q.	What are the proposed Transactions and what effects will they have on the Company?

A.	The proposed Transactions consist of: (i) the merger of each of the Oceanbulk Holdcos with and into one of each of the Merger Subs pursuant to the Merger Agreement, (ii) the acquisition of the Heron Vessels pursuant to the Merger Agreement, and (iii) the acquisition of all of the issued and outstanding shares of Dioriga and Positive Shipping pursuant to the Pappas Agreement. If the Merger is completed, all of the membership interests of the Oceanbulk Holdcos that are outstanding immediately prior to the effective time of the Merger will automatically be converted into the right to receive the Merger Consideration, the Heron Consideration and certain distributions from the Heron JV. The closing of the Pappas Companies Acquisition will, subject to the satisfaction or waiver of the conditions set forth in the Pappas Agreement, occur substantially concurrently with the completion of the Merger, at which time certain of the Pappas Entities will receive the Pappas Consideration, which will represent 4.3% of the outstanding common shares. The 50,511,472 common shares issued pursuant to the Merger Agreement, including the Heron Consideration, together with the Pappas Consideration will represent 64.7% of the outstanding common shares of the Company immediately after the closing thereof.

By virtue of the Merger and the Pappas Companies Acquisition, the Company will assume including by way of refinance, all of the outstanding indebtedness of Oceanbulk, Dioriga and Positive Shipping. The Company has also agreed to refinance the indebtedness of the Heron JV applicable to the Heron Vessels as of the date the Company acquires such Heron Vessels. If the Merger, including the acquisition of the Heron Vessels and the Pappas Vessels, had closed on March 31, 2014, we would have had total outstanding indebtedness $383.99 million and the book value of our assets would have been $1,364.97 million.

The Transactions will affect both the business and governance of the Company. Following the completion of the Merger, Star Bulk will own Oceanbulk which is composed of two international shipping companies that are formed under the laws of the Republic of the Marshall Islands, and their respective subsidiaries. Oceanbulk’s fleet includes 12 existing vessels and 25 vessels currently under construction at shipyards in Japan and China. Oceanbulk’s vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains and fertilizers, along worldwide shipping routes. On a fully delivered basis, Oceanbulk will have a fleet of 37 vessels consisting primarily of Capesize as well as Kamsarmax and Ultramax vessels with carrying capacities between 55,000 dwt and 209,000 dwt. For more information about Oceanbulk, please see the sections of this proxy statement entitled “Oceanbulk Summary” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Oceanbulk.” In addition, Star Bulk will also own the Pappas Vessels and the rights to the Heron Vessels, which will add one vessel under construction and three existing vessels to our fleet.

In terms of the Company’s governance, the Oaktree Seller, the Pappas Seller, and certain affiliates and related parties thereof (including Mr. Petros Pappas and Milena Pappas) agreed to voting restrictions, ownership limitations and standstill provisions, as the result of discussions between the Special Committee and other relevant parties, in order to mitigate the possibility that the transaction might be deemed a change of control of the Company for certain purposes. In particular:

The Oaktree Seller and its affiliates will have the right to nominate a maximum of four out of nine members of the Company’s board, subject to certain additional limitations. Oaktree will be entitled to nominate fewer directors as the number of shares it holds in the Company decreases.

The Oaktree Seller and its affiliates will be required to vote their voting securities in excess of a 33% of the outstanding voting securities “voting cap” (subject to adjustment as provided in the Oaktree Shareholders Agreement) proportionately with the votes cast by the other stockholders with certain exceptions. The exceptions to the 33% voting cap include (x) voting against a change of control transaction with an unaffiliated buyer and (y) voting in favor of a change of control transaction with an unaffiliated buyer, but only if such transaction is approved by a majority of disinterested directors.

The Pappas Seller and its affiliates are also subject to a “voting cap” of 14.9% of the outstanding voting securities.

The Sellers and their affiliates are subject to standstill restrictions, which in the case of the Oaktree Seller includes acquiring a percentage of voting securities in excess of 2.5% of their percentage ownership as of the closing. Please see the sections of this proxy statement entitled “Oaktree Shareholders Agreement” and “Pappas Shareholders Agreement”.

Q.	When do you expect the Transactions to be completed?

A.	We are working to complete the Transactions as promptly as practicable. In order to complete the Transactions, the Company must obtain the stockholders approval described in this proxy statement, and the other conditions to the Transactions must be satisfied or waived. Assuming timely satisfaction of necessary closing conditions, we anticipate that the Transactions, including the Merger, will be completed before the end of the third quarter of 2014. The Company, however, cannot assure completion of the Transactions by any particular date, if at all.

Q.	What are the Company’s growth plans assuming the Transactions are completed?

A.	In addition to our previously established growth strategy, we will seek to expand our business within our sector of the shipping industry after we complete the merger with Oceanbulk. We have been searching for additional assets to acquire, have been and may continue to engage in discussions with respect to such acquisitions, and we may enter into transactions at any time either with third parties or with affiliates. We can provide no assurances that we will be able to identify or complete the acquisition of additional assets.

Q.	Do any of the Company’s directors or executive officers or the Company’s major stockholders have interests in the Transactions that may differ from or be in addition to my interests as a stockholder?

A.

Yes. In considering the recommendation of the Board that you vote to approve the Merger Agreement Proposal, you should be aware that Mr. Petros Pappas, our non-Executive Chairman, is the father of Milena Maria Pappas, who is also one of our directors, and also provides services to Oceanbulk pursuant to a services agreement as are generally associated with the office of the Chief Executive Officer. Mr. Pappas’ family, including Milena Maria Pappas, controls the Pappas Holdco and the Pappas Entities. In addition, the Oaktree Seller owns approximately 90% of Oceanbulk and, as of the Record Date, affiliated investment funds of the Oaktree Seller own approximately 19.6% of our outstanding common shares. Mr. Pappas, Ms. Pappas and the Oaktree Seller have interests in the Transactions that are different from, or in addition to, your interests as a stockholder. Upon the closing of the Transactions, the Sellers and the Pappas Entities will receive an aggregate of 54,104,200 common shares, representing 64.7% of the outstanding common shares immediately after the closing thereof. Please see the section of this proxy statement entitled “Other Important Information Regarding Star Bulk—Security Ownership of Certain Beneficial Owners and Management of Star Bulk.” The Board was aware of and considered these interests, among other matters, in establishing the Special Committee and in evaluating and negotiating the Merger Agreement, the Pappas Agreement and the Transactions, and in recommending that the Merger Agreement Proposal be approved by our stockholders. Please see the section of this proxy statement entitled “The Transaction— Interests of the Sellers and Star Bulk’s Directors and Officers in the Merger.” Also, each of the Sellers has agreed to cause themselves and their respective affiliates to vote all shares owned by them in favor of the Merger Agreement Proposal in the same proportion as the number of shares that are voted in favor of the Merger Agreement Proposal by the Unaffiliated Stockholders entitled to vote at the Special Meeting, or any postponement or adjournment thereof. This means that the voting rights of each of the Sellers and their respective affiliates would effectively be redistributed pro rata among the Unaffiliated Stockholders voting at the Special Meeting.

Q.	How will our directors and executive officers vote on the proposal to approve the Merger Agreement, the Pappas Agreement and the Transactions?

A.	The directors (other than Mr. Pappas and Ms. Pappas) and executive officers of the Company have informed the Company that, as of the date of the filing of this proxy statement, they intend to vote in favor of the proposal to adopt the Merger Agreement, the Pappas Agreement and the Transactions. As of June 17, 2014, the Record Date, the directors (other than Mr. Pappas and Ms. Pappas) and executive officers of the Company directly owned, in the aggregate, 490,137 common shares entitled to vote at the Special Meeting, or collectively approximately 1.66% of the outstanding common shares entitled to vote at the Special Meeting.

The Sellers, as part of the terms of the Merger, have agreed to vote and cause their affiliates, which include family members of Mr. Pappas and Ms. Pappas, to vote in favor of the Merger Proposal in the same proportion as the number of common shares voted in favor of the Merger Agreement Proposal by the Unaffiliated Stockholders entitled to vote at the Special Meeting. Mr. Pappas does not own any of our common shares.

In addition, certain stockholders of the Company affiliated with Monarch Alternative Capital LP (the “Monarch Stockholders”), which collectively own approximately 20.9% of the outstanding common shares and represent 28.2% of Unaffiliated Stockholders, have entered into a Voting Agreement with the Sellers and Mirabel pursuant to which, among other things and subject to certain conditions, the Monarch Stockholders have agreed to vote their shares in favor of approval of the Merger Agreement Proposal.

Q.	When and where is the Special Meeting?

A.	The Special Meeting of stockholders of the Company will be held on July 11, 2014, at Hotel Grande Bretagne, Syntagma Square, Athens 10564, Greece at 11:00 a.m. (local time).

Q.	What am I being asked to vote on at the Special Meeting?

A.	You are being asked to consider and vote on the proposal to approve the Merger Agreement, the Pappas Agreement and the Transactions. A copy of the Merger Agreement is attached to this proxy statement as Annex A. A copy of the Pappas Agreement is attached to this proxy statement as Annex B.

Q.	What vote is required for the Company’s stockholders to approve the Merger Agreement Proposal?

A.	Because of the structure of the Transactions and the status of the Company as a “foreign private issuer” for purposes of the U.S. federal securities laws, there is no requirement under the Marshall Islands Business Corporations Act, the U.S. federal securities laws or the applicable Nasdaq listing rules for the Transactions to be approved by a vote of the Company’s stockholders.

However, the Special Committee, during the course of negotiations with respect to the Transactions, required that the Merger Agreement provide that the Transactions would be conditioned upon the approval of the Company’s stockholders, notwithstanding the lack of a legal or regulatory requirement for such a vote. The Special Committee believed that, given the relative sizes of Oceanbulk and the Company and the transformative nature of the Transactions, the Company’s stockholders should have the opportunity to review the material terms of the Transactions, and the opportunity to approve or reject the Transactions.

Furthermore, because Oaktree, the Pappas family and the affiliates thereof (the “Affiliated Parties”) hold in excess of 26.03% of the outstanding common shares and have economic interests in and control of Oceanbulk and the Pappas Entities, the Special Committee required that the Merger Agreement provide that the Affiliated Parties vote the common shares that they own on a pass-through basis in accordance with the vote of the Unaffiliated Stockholders. As a result, the required stockholder vote under the Merger Agreement will only be satisfied if a majority of the votes cast by the Unaffiliated Stockholders vote in favor of the Transactions.

Q.	How does the Board recommend that I vote?

A.	The Board recommends that you vote

“FOR” the Merger Agreement Proposal

You should read “The Transaction—Interests of the Sellers and Star Bulk’s Directors and Officers in the Transactions” beginning on page 117 of this proxy statement for a discussion of the factors that the Board considered in deciding to recommend the approval of the Merger Agreement Proposal. Please see the section of this proxy statement entitled “The Transaction—Interests of the Sellers and Star Bulk’s Directors and Officers in the Transactions.”

Q.	What was the role of the Special Committee and did the Special Committee recommend the Merger Agreement Proposal?

A.	The Special Committee, composed solely of members of the Board who are not officers or employees of the Company and are not affiliated with the Sellers or the Pappas Entities, was formed on February 6, 2014, following an expression of interest from Oceanbulk with respect to a business combination transaction with the Company for the purpose of, among other things, reviewing the transactions proposed by Oceanbulk and possible alternatives thereto, and evaluating, negotiating and making recommendations to the Board of Directors in connection with any proposed transaction. Since its formation and throughout this process, the Special Committee, together with its advisors, has been meeting separately from management of the Company and the rest of the Board on a frequent basis to evaluate and make important decisions relating to this process, including deciding to commence this process; negotiating certain terms of the Merger Agreement, the Pappas Agreement and related agreements, including the Oaktree Shareholders Agreement, Registration Rights Agreement and Pappas Shareholders Agreement; and recommending to the Board that it approve the Merger Agreement, the Pappas Agreement and related agreements. Throughout this period, the Board and management of the Company, as well as their advisors, conferred frequently with the Special Committee and its advisors, and management of the Company and provided the Special Committee and its advisors with access to requested information. The Special Committee unanimously voted to recommend to the Board that the Board approve and declare advisable the Merger Agreement, the Pappas Agreement and the transactions contemplated thereby, including the Merger. You should read “The Transaction—Company’s reasons for the Transactions; Recommendation of the Company’s Special Committee and Board of Directors” beginning on page 100 of this proxy statement.

Q.	Who can vote at the Special Meeting?

A.

Stockholders of record as of the close of business on June 17, 2014 the Record Date for the Special Meeting, are entitled to receive notice of and to attend and vote at, the Special Meeting, or any adjournment or postponement thereof. Each record holder of common shares as of the Record Date is entitled to cast one vote on each matter properly brought before the Special Meeting for each common share that such holder owns of record as of the Record Date. If you are a stockholder of record and you wish to attend the Special Meeting in person, please be prepared to provide proper identification at the Special Meeting, such as a driver’s license. If you wish to attend the Special Meeting and your common shares are held in “street name” by your broker, bank or other nominee, you will need to provide proof of ownership, such as a recent account statement or letter from your bank, broker or other nominee, along with proper identification. “Street name” holders who wish to vote at the Special Meeting will need to obtain a proxy executed in such holder’s favor from the broker, bank or other nominee that holds their common shares of record. Seating will be limited at the Special Meeting.

Q.	What is a quorum?

A.	The representation of the holders of a majority of the common shares outstanding and entitled to vote, present in person or represented by proxy, at the Special Meeting will constitute a quorum for the purposes of the Special Meeting. Abstentions, if any, are counted as present for the purpose of establishing a quorum but broker “non-votes” will not be treated as common shares that are present.

Q.	How do I vote?

A.	If you are a stockholder of record as of the Record Date, you may vote your common shares on matters presented at the Special Meeting in any of the following ways:

•	in person—you may attend the Special Meeting and cast your vote there;

•	by proxy—stockholder of record have a choice of voting by proxy:

•	over the Internet (the website address for Internet voting is printed on your proxy card);

•	by using the toll-free telephone number noted on your proxy card; or

•	by signing, dating and returning the enclosed proxy card in the accompanying prepaid reply envelope.

If you are a beneficial owner of common shares as of the Record Date, please refer to the instructions provided by your bank, brokerage firm or other nominee to see which of the above choices are available to you. Please note that if you are a beneficial owner and wish to vote in person at the Special Meeting, you must have a legal proxy from your bank, brokerage firm or other nominee.

The control number located on your proxy card is designed to verify your identity and allow you to vote your common shares, and to confirm that your voting instructions have been properly recorded when submitting a proxy over the Internet or by telephone.

Please note that if you attend the Special Meeting in person, cameras, recording devices, cell phones and certain other electronic devices will not be permitted at the Special Meeting.

Q.	What is the difference between being a “stockholder of record” and a “beneficial owner”?

A.	If your common shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, you are considered, with respect to those common shares, the “stockholder of record.” In that case, this proxy statement and your proxy card have been sent directly to you by the Company.

If your common shares are held through a bank, brokerage firm or other nominee, you are considered the “beneficial owner” of shares held in “street name.” In that case, this proxy statement has been forwarded to you by your bank, brokerage firm or other nominee which may be, with respect to those common shares, the stockholder of record. As the beneficial owner, you have the right to direct your bank, brokerage firm or other nominee as to how to vote your common shares by following their instructions for voting.

Q.	If my shares are held in “street name” by my bank, brokerage firm or other nominee, will my bank, brokerage firm or other nominee vote my shares for me?

A.

Your bank, brokerage firm or other nominee will only be permitted to vote your common shares if you instruct your bank, brokerage firm or other nominee as to how to vote. You should follow the procedures provided by your bank, brokerage firm or other nominee regarding the voting of your common shares. If you do not instruct your bank, brokerage firm or other nominee as to how to vote your common shares, your common shares will not be voted and will not be counted for purposes of determining whether a quorum exists.

Q.	What is a proxy?

A.	A proxy is your legal designation of another person to vote your common shares. This written document describing the matters to be considered and voted on at the Special Meeting is called a proxy statement. The document used to designate a proxy to vote your common shares is called a proxy card.

Q.	If a stockholder gives a proxy, how are the shares voted?

A.	Regardless of the method you choose to submit a proxy, the individuals named on the enclosed proxy card will vote your common shares in the way that you indicate. When completing the Internet or telephone processes or the proxy card, you may specify whether your shares should be voted “FOR” or “AGAINST,” or to “ABSTAIN” from voting on, all, some or none of the specific items of business to come before the Special Meeting.

If you properly sign your proxy card but do not mark the boxes indicating how your shares should be voted on a matter, the common shares represented by your properly signed proxy will be voted “FOR” the Merger Agreement Proposal.

Q.	Can I change or revoke my vote?

A.	Yes. You have the right to revoke a proxy, including any proxy you may have given whether delivered over the Internet, by telephone or by mail, at any time before it is exercised, by submitting another proxy, including a proxy card, at a later date through any of the methods available to you, by giving written notice of revocation to our Corporate Secretary, which must be filed with our Corporate Secretary by the time the Special Meeting begins, or by attending the Special Meeting and voting in person. If your common shares are held in street name by your bank, broker or other nominee, please refer to the information forwarded by your bank, broker or other nominee for procedures on changing or revoking your proxy.

Only your last submitted proxy card will be considered. Please cast your vote “FOR” the proposal listed in this proxy statement, following the instructions in your proxy card, as promptly as possible.

Q.	What happens if I do not vote or submit a proxy card, or do not instruct my bank, broker or other nominee as to how to vote, or abstain from voting?

A.	If you do not vote or submit a proxy card, or do not instruct your bank, broker or other nominee as to how to vote, your common shares will not be voted at the Special Meeting and will not be counted for purposes of determining whether a quorum exists.

Q.	What do I do if I receive more than one proxy or set of voting instructions?

A.	If you hold shares in “street name,” or through more than one bank, brokerage firm or other nominee, and also directly as a record holder or otherwise, you may receive more than one proxy or set of voting instructions relating to the Special Meeting. These should each be executed and returned separately in accordance with the instructions provided in this proxy statement in order to ensure that all of your common shares are voted.

Q.	What happens if I sell my common shares before the Special Meeting?

A.

The Record Date for stockholders entitled to vote at the Special Meeting is prior to both the date of the Special Meeting and the consummation of the Transactions. If you transfer your shares before the Record Date, you will not be entitled to vote at the Special Meeting. If you transfer your shares after the Record

Date but before the Special Meeting you will retain your right to vote at the Special Meeting. The person to whom you transfer your common shares after the Record Date will not have a right to vote those common shares at the Special Meeting.

Q.	What do I need to do now?

A.	Even if you plan to attend the Special Meeting, after carefully reading and considering the information contained in this proxy statement, please submit your proxy promptly to ensure that your common shares are represented at the Special Meeting. If you hold your common shares in your own name as the stockholder of record, please submit your proxy for your common shares by completing, signing, dating and returning the enclosed proxy card in the accompanying prepaid reply envelope, by using the telephone number printed on your proxy card or by following the Internet proxy instructions printed on your proxy card. If you decide to attend the Special Meeting and vote in person, your vote by ballot at the Special Meeting will revoke any proxy previously submitted. If you are a beneficial owner of common shares, please refer to the instructions provided by your bank, brokerage firm or other nominee to see which of the above choices are available to you.

Q.	Who can help answer my other questions?

A.	If you have additional questions about the Merger Agreement, the Pappas Agreement and/or the Transactions, need assistance in submitting your proxy or voting your common shares, or need additional copies of the proxy statement or the enclosed proxy card, please contact:

Advantage Proxy Inc.

P.O. BOX 13581

Des Moines, WA 98198

All Holders: (877) 870-8565

Banks and Bankers: (206) 870-8565

ksmith@advantageproxy.com

SUMMARY

This summary highlights selected information from this proxy statement. It does not contain all of the information that may be important to you. You should carefully read this entire document, including the annexes and the other documents to which this document refers including our annual report on Form 20-F for the year ended December 31, 2013 and our other public filings for a more complete understanding of the matters being considered at the Special Meeting. Additionally, some of the statements contained in this proxy statement are forward-looking statements. See the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 186. All references in this proxy statement to “dollars” or “$” are to U.S. dollars. In this proxy statement, unless otherwise indicated, we refer to accounting principles generally accepted in the United States as “GAAP.” Except as the context otherwise requires, references in this proxy statement to the “Company,” “Parent,” “Star Bulk,” “we,” “our” or “us” are to Star Bulk Carriers Corp. and references to “Oaktree” or “Oaktree Seller” are to Oaktree Dry Bulk Holdings LLC. We use the term deadweight tons, or dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, in describing the size of vessels.

The Transactions

On June 16, 2014, Star Bulk and the Merger Subs entered into the Merger Agreement with the Oceanbulk Holdcos and the Sellers, pursuant to which each of the Oceanbulk Holdcos will merge with and into each of one of the Merger Subs, with the Merger Subs continuing as the surviving companies and wholly-owned subsidiaries of the Company. The Oceanbulk Holdcos collectively own all of the outstanding equity interests in Oceanbulk. The Oaktree Seller, through Oaktree Holdco, owns 90% of the outstanding equity of Oceanbulk. In addition, investment funds affiliated with the Oaktree Seller currently beneficially own a portion of the outstanding common shares of Star Bulk.

Oceanbulk consists of two privately held shipping companies, formed under the laws of the Republic of the Marshall Islands, and their respective subsidiaries, which own contracts for the construction of 25 newbuilding vessels with fuel efficiency specifications at shipyards in Japan and China. Oceanbulk’s fleet also includes 12 existing vessels with an average age as of May 31, 2014 of 5.3 years and an aggregate capacity of over 1.4 million dwt, including five Capesize vessels, two Post-Panamax vessels, three Kamsarmax vessels and two Supramax vessels. Currently, Oceanbulk primarily employs vessels under spot or voyage charters. Also as part of the Merger, we have agreed to acquire the Heron Vessels, which consist of two Kamsarmax vessels, from the Heron JV, a joint venture in which Oceanbulk owns indebtedness that is convertible into 50% of the equity of the Heron JV.

In addition, on June 16, 2014, we and the Pappas Entities, entities controlled by certain members of the Pappas family, entered into the Pappas Agreement, pursuant to which Star Bulk has agreed to, subject to the satisfaction or waiver of the conditions set forth in the Pappas Agreement, substantially concurrently with the completion of the Merger acquire all of the issued and outstanding shares of Dioriga and Positive Shipping. Dioriga and Positive Shipping own a dry bulk carrier vessel and a contract for a newbuilding vessel, respectively.

If the Merger is completed, all of the membership interests of the Oceanbulk Holdcos that are outstanding immediately prior to the effective time of the Merger will automatically be converted into the right to receive the Merger Consideration, together with the Heron Consideration and certain cash distributions from the Heron JV, on the terms and subject to the conditions set forth in the Merger Agreement. The closing of Pappas Companies Acquisition will, subject to the satisfaction or waiver of the conditions set forth in the Pappas Agreement, occur substantially concurrently with the completion of the Merger, at which time certain of the Pappas Entities will receive the Pappas Consideration. The 50,511,472 common shares issued pursuant to the Merger Agreement, including the Heron Consideration, together with the Pappas Consideration, will represent 64.7% of the outstanding common shares of the Company immediately after the closing.

By virtue of the Merger and the Pappas Companies Acquisition, the Company will assume all of the outstanding indebtedness of Oceanbulk, Dioriga and Positive Shipping. The Company has also agreed to refinance the indebtedness of the Heron JV applicable to the Heron Vessels as of the date the Company acquires such Heron Vessels. If the Merger, including the acquisition of the Heron Vessels and the Pappas Vessels, had closed on March 31, 2014, we would have had total outstanding indebtedness of $383.99 million and the book value of our assets would have been $1,364.97 million.

Opinion of Star Bulk’s Financial Advisor

At a meeting of the Special Committee on June 15, 2014, Evercore Group L.L.C., or Evercore, delivered to the Special Committee its oral opinion, which was subsequently confirmed in writing on June 15, 2014, to the effect that, as of the date of the opinion, and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth in its opinion, the Merger Consideration, the Pappas Consideration and the Heron Consideration (collectively, for purposes of this section, the “Transaction Consideration”) was fair, from a financial point of view, to Star Bulk.

The full text of the written opinion of Evercore, dated as of June 15, 2014, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex G to this proxy statement and is incorporated by reference in its entirety into this proxy statement. You are urged to read this opinion carefully and in its entirety. Evercore’s opinion was addressed to, and provided for the information and benefit of, the Special Committee in connection with its evaluation of the Transaction Consideration from a financial point of view and did not address any other aspects or implications of the Transactions. Evercore’s written opinion provides that the opinion may be relied on by the other members of the board of directors of Star Bulk solely in their capacity as members of board of directors of Star Bulk in connection with, and for the purposes of, the evaluation of the Transactions. The opinion does not constitute a recommendation to the Special Committee or to any other persons in respect of the Transactions, including as to how any holder of common shares of Star Bulk should vote or act in respect of the Transactions. Evercore’s opinion does not address the relative merits of the Transactions as compared to other business or financial strategies that might be available to Star Bulk, nor does it address the underlying business decision of Star Bulk to engage in the Transactions.

Interests of the Sellers and Star Bulk’s Directors and Officers in the Transactions

In considering the recommendation of the Board with respect to the Transactions, you should be aware that Mr. Petros Pappas, our non-Executive Chairman, is the father of Milena Maria Pappas, who is also one of our directors, and also provides services to Oceanbulk pursuant to a services agreement as are generally associated with the office of the Chief Executive Officer. The Pappas family, including Ms. Milena Maria Pappas, controls the Pappas Holdco and the Pappas Entities. In addition, the Oaktree Seller owns approximately 90% of the equity of Oceanbulk and, as of the Record Date, affiliated investment funds of the Oaktree Seller own approximately 19.6% of the outstanding common shares. Mr. and Ms. Pappas and the Oaktree Seller have interests in the Transactions that are different from, or in addition to, your interests as a stockholder. Upon the closing of the Transactions, the Pappas Entities will receive an aggregate of 3,592,728 common shares, representing 4.3% of the outstanding common shares of the Company immediately after the closing thereof. Please see the section of this proxy statement entitled “Other Important Information Regarding Star Bulk—Security Ownership of Certain Beneficial Owners and Management of Star Bulk.” The Board were aware of and considered these interests, among other matters, in establishing the Special Committee and in evaluating and negotiating the Merger Agreement, the Pappas Agreement and the Transactions, and in recommending that the Merger Agreement, the Pappas Agreement and the Transactions be approved by our stockholder. Please see the section of this proxy statement entitled “The Transaction—Interests of the Sellers and Star Bulk’s Directors and Officers in the Transactions.” Also, each of the Sellers has agreed to cause themselves and their respective affiliates to vote all shares owned by them in favor of the Merger Agreement Proposal in the same proportion as the number of shares that are voted in favor of the Merger Agreement Proposal by the Unaffiliated Stockholders voting at the Special Meeting, or any postponement or adjournment thereof. This means that the voting rights of each of the Sellers and their respective affiliates would effectively be redistributed pro rata among the Unaffiliated Stockholders voting at the Special Meeting.

You should also be aware that the Monarch Stockholders, which collectively own approximately 20.9% of the common shares and represent 28.2% of Unaffiliated Stockholders, have entered into a Voting Agreement with the Sellers and Mirabel pursuant to which, among other things and subject to certain conditions, the Monarch Stockholders have agreed to vote their common shares in favor of approval of the Merger Agreement Proposal.

The Merger Agreement

A summary of the material provisions of the Merger Agreement, which is attached as Annex A to this proxy statement, is included in “The Merger Agreement” beginning on page 132 of this proxy statement.

Oaktree Shareholders Agreement

In connection with the Merger Agreement, at the closing of the Merger, the Oaktree Seller and certain of its affiliated investment funds that currently own common shares will enter into a stockholders agreement to reflect certain agreements relating to the Company and the common shares that the Oaktree Seller and such affiliated investment funds beneficially own (the “Oaktree Shareholders Agreement”), including, among other things, increasing the size of the Board from six (6) directors to nine (9) directors, the Oaktree Seller’s right to appoint up to four (4) directors of the Company, certain restrictions on the Oaktree Seller’s rights to vote or dispose of its common shares, and certain standstill restrictions. A summary of the material provisions of the Oaktree Shareholders Agreement, which is attached as Annex C to this proxy statement, is included in “The Oaktree Shareholders Agreement” beginning on page 159 of this proxy statement.

Pappas Shareholder Agreement

In connection with the Merger Agreement, at the closing of the Merger, the Pappas Seller and certain of its related parties that currently own common shares will enter into a stockholders agreement to reflect certain agreements relating to the Company and the common shares that the Pappas Seller and such related parties beneficially owns (the “Pappas Shareholder Agreement”), including, among other things, certain restrictions on such stockholders’ rights to vote and certain standstill restrictions. A summary of the material provisions of the Pappas Shareholder Agreement, which is attached as Annex D to this proxy statement, is included in “The Pappas Shareholders Agreement” beginning on page 167 of this proxy statement.

The Pappas Agreement

A summary of the material provisions of the Pappas Agreement, which is attached as Annex B to this proxy statement, is included in “The Pappas Agreement” beginning on page 170 of this proxy statement.

Registration Rights Agreement

In connection with the Merger Agreement, at the closing of the Merger, the Oaktree Seller, the Pappas Seller, the Monarch Stockholders and certain affiliates thereof will enter into an Amended and Restated Registration Rights agreement with the Company (the “Registration Rights Agreement”). Pursuant to the terms of the Registration Rights Agreement, which is attached as Annex E to this proxy statement, the Company has, among other things, committed to prepare and file a resale registration statement within 30 days of the closing date of the Transactions, which shall cover the resale of shares owned by such stockholders. In addition, the Registration Rights Agreement also provides the Oaktree Seller and its affiliates with certain demand registration rights and the Oaktree Seller, Pappas Seller, the Monarch Stockholders, and certain affiliates thereof with certain shelf registration rights in respect of any common shares held by them, subject to certain conditions, including those shares acquired pursuant to the Merger Agreement. In addition, in the event that the Company registers additional common shares for sale to the public following the closing of the Transactions, the Company will be required to give notice to the Oaktree Seller, Pappas Seller, Monarch Stockholders, and certain affiliates thereof of its intention to effect such registration and, subject to certain limitations, the Company will be required to include common shares held by those holders in such registration. The Company will be required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, if any, attributable to the sale of any holder’s securities pursuant to the Registration Rights Agreement. The Registration Rights Agreement will include customary indemnification provisions in favor of the stockholders party thereto, any person who is or might be deemed a control person (within the meaning of the Securities Act and the Exchange Act) and related parties against certain losses and liabilities (including reasonable costs of investigation and legal expenses) arising out of or relating to any filing or other disclosure made by us under the securities laws relating to any such registration.

Parties to the Transactions

Star Bulk Carriers Corp. is a global shipping company incorporated in the Republic of the Marshall Islands. Our principal executive office is located at 40 Agiou Konstantinou Str., Maroussi 15124, Athens, Greece and the telephone number of our principal executive office is 011-30-210-617-8400.

The Merger Subs consist of two Marshall Islands limited liability companies that are wholly-owned subsidiaries of the Company. The Merger Subs were formed solely for the purpose of entering into the Merger Agreement and consummating the transactions contemplated by the Merger Agreement. The Merger Subs have not engaged in any business except for the activities incident to its formation and in connection with the transactions contemplated by the Merger Agreement. The Merger Subs’ registered office is located at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH 96960.

The Sellers consist of two Marshall Islands limited liability companies that were formed for the purpose of owning, investing and disposing of the membership interests in the Oceanbulk Holdcos and entering into the Merger Agreement and consummating the transactions contemplated by the Merger Agreement. The Oaktree Seller’s principal office is located at 333 S. Grand Avenue, 30th Floor, Los Angeles, CA 90071 and the telephone number of its principal office is (213) 830-6300. The Pappas Seller’s principal place of business and registered office is located at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH 96960.

The Oceanbulk Holdcos consist of two Marshall Islands limited liability companies. The Oceanbulk Holdcos were formed for the purpose of owning, investing and disposing of the membership interests in Oceanbulk. At the effective time of the Merger, each of the Oceanbulk Holdcos will be merged with and into each of one of the Merger Subs, and Merger Subs will continue as the surviving companies and wholly-owned subsidiaries of the Company. The Oaktree Holdco’s principal office is located at 333 S. Grand Avenue, 30th Floor, Los Angeles, CA 90071 and the telephone number of its principal office is (213) 830-6300. The Pappas Holdco’s principal place of business and registered office is located at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH 96960.

Oceanbulk consists of two international shipping companies that are formed under the laws of the Republic of the Marshall Islands. On a fully delivered basis, Oceanbulk will have a fleet of 37 vessels consisting primarily of Capesize as well as Kamsarmax and Ultramax vessels with a carrying capacity between 55,000 dwt and 209,000 dwt. Oceanbulk’s fleet includes 12 existing vessels and 25 vessels currently under construction at leading shipyards in Japan and China. Oceanbulk’s vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains and fertilizers, along worldwide shipping routes. Oceanbulk’s principal place of business and registered office is located at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH 96960. Oceanbulk conducts its business through its commercial manager Oceanbulk Maritime S.A., of Liberia whose Greek branch is located at 40 Agiou Konstantinou Str., Maroussi 15124, Athens, Greece, and the telephone number is 011-30-210-638-7200.

The Pappas Entities consist of three companies limited by shares and incorporated in the British Virgin Islands and which own the entire issued and outstanding registered shares of Dioriga and Positive Shipping. At the effective time of the Pappas Agreement, the Company shall purchase and acquire the relevant Pappas Entities’ rights, title and interest in and to the whole of the issued and outstanding registered shares in each of Dioriga and Positive Shipping. The Pappas Entities’ principal place of business and registered office is located at P.O. Box 3321, Drake Chambers, Road Town Tortola, British Virgin Islands.

Dioriga and Positive Shipping are each a corporation incorporated in the Marshall Islands that were formed for the purposes of owning and operating vessels. Dioriga is the owner of a bulk carrier vessel of approximately 80,800 dwt registered under the flag of the Marshall Islands with the name “TSU EBISU”. Positive Shipping is party to a contract for the construction of a newbuilding drybulk carrier of approximately 182,000 dwt, currently under construction at Japan Marine United Corproration having Hull No. 5016 and which, on delivery, will be registered in the ownership of Positive Shipping under the flag of the Marshall Islands with the name “INDOMITABLE”. At the effective time of the Pappas Agreement, the Company shall purchase and acquire the rights, title and interest in and to the whole of the issued and outstanding registered shares in each of Dioriga and Positive Shipping. The principal place of business and registered offices of Dioriga and Positive Shipping are located at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH 96960. The management of the business of Dioriga and Positive Shipping is conducted through their technical and commercial manager Oceanbulk Maritime S.A., of Liberia whose Greek branch is located at 40 Agiou Konstantinou Str., Maroussi 15124, Athens, Greece, and the telephone number is 011+30-210-638-7200.

The Special Meeting

Time, Place and Purpose of the Special Meeting. The Special Meeting will be held on July 11, 2014, at the offices of Seward & Kissel LLP, Hotel Grande Bretagne, Syntagma Square, Athens 10564, Greece at 11:00 a.m. (local time).

•	At the Special Meeting you will be asked to approve the Merger Agreement Proposal.

Record Date and Quorum. We have fixed June 17, 2014 as the Record Date for the Special Meeting, and only record holders of common shares on the Record Date are entitled to vote at the Special Meeting. You are entitled to receive notice of, and to vote (in person or by proxy) at, the Special Meeting if you are a record holder of common shares at the close of business on the Record Date. You will have one vote for each common share that you owned on the Record Date. As of the Record Date, there were 29,493,769 common shares outstanding and entitled to vote at the Special Meeting.

•	The representation of the holders of a majority of the common shares outstanding and entitled to vote, present in person or represented by proxy, at the Special Meeting will constitute a quorum for the purposes of the Special Meeting.

Vote Required.

•

The approval of the Merger Agreement Proposal by the Company’s stockholder, which is a closing condition to the Transactions, requires the affirmative vote of the holders of a majority of the common shares present (in person or by proxy) and voting at the Special Meeting. Because each of the Sellers has agreed to cause themselves and their respective affiliates, including Ms. Milena Maria Pappas, to vote all common shares owned by them in favor of the Merger Agreement Proposal in the same proportion as the number of common shares that are voted in favor of the Merger Agreement Proposal by the Unaffiliated

Stockholders entitled to vote at the Special Meeting, the voting rights of each of the Sellers, the Pappas Entities and their respective affiliates will effectively be redistributed pro rata among the Unaffiliated Stockholders entitled to vote at the Special Meeting and the affirmative vote of a majority of the common shares held by the Unaffiliated Stockholders will satisfy such requirement.

Proxies and Revocation. Any stockholder of record entitled to vote at the Special Meeting may submit a proxy over the Internet, by telephone or by returning the enclosed proxy card in the accompanying prepaid reply envelope, or may vote in person by appearing at the Special Meeting. If your common shares are held in “street name” by your bank, broker or other nominee, you should instruct your bank, broker or other nominee, on how to vote your common shares using the instructions provided by your bank, broker or other nominee. If you fail to submit a proxy or to vote in person at the Special Meeting, or you do not provide your bank, broker or other nominee, with instructions, as applicable, your shares will not be voted at the Special Meeting.

•	You have the right to revoke a proxy, whether delivered over the Internet, by telephone or by mail, at any time before it is exercised, by submitting another proxy, including a proxy card, at a later date through any of the methods available to you, by giving written notice of revocation to our Corporate Secretary, which must be filed with our Corporate Secretary before the Special Meeting begins, or by attending the Special Meeting and voting in person. If your common shares are held in “street name” by your bank, broker or other nominee, please refer to the information forwarded by your bank, broker or other nominee for procedures on revoking your proxy.

•	Only your last submitted proxy card will be considered. Please cast your vote “FOR” the proposal, following the instructions in your proxy card, as promptly as possible.

Effective Time of Merger and other Transactions

The closing of the Merger is expected to take place no later than three (3) business days following the date on which the last of the conditions to the closing of the Merger Agreement (described in this proxy statement under the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” and in this proxy statement under the section entitled “The Pappas Agreement”) has been satisfied or waived other than the conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or written waiver of those conditions. The closing of the Pappas Companies Acquisition is expected to take place, subject to the satisfaction or waiver of the conditions set forth in the Pappas Agreement, substantially concurrently with the closing of the Merger.

The effective time of the Merger will occur as soon as practicable following the closing of the Merger upon the filing of certificates of merger with the Registrar or Deputy Registrar of Corporations of the Marshall Islands (or at such later date as we, the Sellers and the Merger Subs agree and specify in such certificates of merger).

Payment of Consideration

If the Merger is completed, all of the membership interests of the Oceanbulk Holdcos that are outstanding immediately prior to the effective time of the Merger will automatically be converted into the right to receive an aggregate of 48,395,766 common shares. The closing of the Pappas Companies Acquisition will, subject to the satisfaction or waiver of the conditions set forth in the Pappas Agreement, occur substantially concurrently with the completion of the Merger, at which time certain Pappas Entities will receive an aggregate of 3,592,728 common shares. The 50,511,472 common shares issued pursuant to the Merger Agreement, including the Heron Consideration, together with the Pappas Consideration, will represent 64.7% of the outstanding common shares immediately after the closing.

Provisions for Unaffiliated Stockholders

Each of the Sellers has agreed to, and to cause its affiliates to, vote in favor of the Merger Agreement Proposal in the same proportion as the number of common shares that are voted in favor of the Merger Agreement Proposal by the Unaffiliated Stockholders at the Special Meeting, or any postponement or adjournment thereof. This means that the voting rights of each of the Sellers and their respective affiliates would effectively be redistributed pro rata among the Unaffiliated Stockholders voting at the Special Meeting. The Monarch Stockholders, which collectively own approximately 20.9% of common shares and represent 28.2% of Unaffiliated Stockholders, have entered into a Voting Agreement with the Sellers and Mirabel pursuant to which, among other things and subject to certain conditions, the Monarch Stockholders have agreed to vote their shares in favor of approval of the Merger Agreement Proposal.

Tax Considerations

See “Material Tax Consequences of the Merger” for a discussion of certain material U.S. federal income tax consequences of the Transactions.

Risk Factors

In evaluating the Merger Agreement, the Pappas Agreement or the Transactions, you should carefully read this proxy statement and especially consider the factors discussed in the section entitled “Risk Factors.”

RISK FACTORS

Set forth below are various risks relating to the Transactions. The following is not intended to be an exhaustive list of the risks relating to the Transactions, and should be read in conjunction with the other information in this proxy statement. In addition, you should refer to the section entitled “Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2013 filed with the SEC on March 21, 2014, and other risk factors detailed from time to time in the Company’s reports filed with the SEC for risks relating to our business.

Certain of the Company’s directors and major stockholders have interests in the Transactions that may be different from, or are in addition to, the interests of the Company’s other stockholders.

Certain of the Company’s directors and major stockholders have financial interests in the Transactions that may be different from, or in addition to, the interests of the Company’s other stockholders. In particular, two of our directors, Mr. Petros Pappas and Ms. Milena Pappas, collectively with their affiliates, will own approximately 12.6% of the outstanding common shares after giving effect to the Transactions. Entities affiliated with the Oaktree Seller currently own approximately 19.6% of the outstanding common shares and will own, together with the Oaktree Seller, approximately 61.3% of the outstanding common shares after giving effect to the Transactions. In light of this, the Company’s Board of Directors established a Special Committee of the Company’s Board of Directors consisting of two disinterested directors who are not officers, employees, representatives, agents or affiliates of the Sellers, the Oceanbulk Holdcos or the Pappas Entities, and who do not have an economic interest in the Sellers, the Oceanbulk Holdcos or the Pappas Entities (the “Special Committee”). The Special Committee unanimously determined that the Merger Agreement Proposal as well as the Merger Consideration, the Pappas Consideration and the Heron Consideration are advisable, fair to and in the best interests of the Company and the stockholders of the Company other than the Sellers and their respective affiliates (the “Unaffiliated Stockholders”). The Special Committee also unanimously recommended that the Board (i) determine that the Merger Agreement Proposal as well as the Merger Consideration, the Pappas Consideration and the Heron Consideration are fair to and in the best interests of the Company and the Unaffiliated Stockholders, (ii) approve, adopt and declare advisable the Merger Agreement, the Pappas Agreement and the Transactions as well as the Merger Consideration, the Pappas Consideration and the Heron Consideration, and (iii) resolve to recommend that the Company’s stockholders approve the Merger Agreement Proposal. The Special Committee made its determination after consultation with its independent legal and financial advisors and consideration of a number of factors including a fairness opinion presented to the Special Committee by its independent financial advisors. Following the recommendation of the Special Committee, all of the members of the Board other than Mr. Petros Pappas and Ms. Milena Maria Pappas, pursuant to resolutions adopted at a meeting of the Board held on June 15, 2014, (i) determined that the Merger Agreement Proposal as well as the Merger Consideration, the Pappas Consideration and the Heron Consideration are fair to and in the best interests of the Company and the Unaffiliated Stockholders, (ii) approved, adopted and declared advisable the Merger Agreement, the Pappas Agreement and the Transactions as well as the Merger Consideration, the Pappas Consideration and the Heron Consideration, (iii) resolved to recommend that the Merger Agreement Proposal be submitted at a meeting of the Company’s stockholders for approval and (iv) adopted the recommendation by the Special Committee that the Company’s stockholders approve the Merger Agreement Proposal. Mr. Petros Pappas and Ms. Milena Maria Pappas recused themselves from the Board’s vote authorizing the Transactions due to their relationships with the Sellers, Dioriga, Positive Shipping and the Pappas Entities. For a detailed discussion of the interests that the Company’s directors and executive officers may have in the Transactions, please see “The Transaction—Interests of the Sellers and Star Bulk’s Directors and Officers in the Transactions.”

After the closing of the Transactions, affiliates of Oaktree Capital Management, L.P. will own a majority of the Company’s common shares, subject to certain restrictions on voting, acquisitions and dispositions thereof.

Immediately after the closing of the Merger, the Oaktree Seller and its affiliates are expected to own 51,234,231 common shares (assuming issuance of the Heron Consideration to the Sellers at the closing of the Merger), which will represent approximately 61.3% of our outstanding common shares after giving effect to the issuance. However, pursuant to the Oaktree Shareholders Agreement, the Oaktree Seller and certain affiliates thereof have agreed to voting restrictions, ownership limitations and standstill restrictions which were included, as the result of discussions between the Special Committee and other relevant parties, in order to mitigate the possibility that the transaction might be deemed a change of control of the Company for certain purposes. For instance, Oaktree and its affiliates will be entitled to nominate a maximum of four out of nine members of the Board, subject to certain additional limitations. In addition, Oaktree and its affiliates will be required to vote their voting securities in excess of 33% of the outstanding voting securities (subject to adjustment as set forth in the Oaktree Shareholders Agreement) proportionately with the votes cast by the other stockholders, subject to certain exceptions, which include (i) voting against a change of control transaction with an unaffiliated buyer and (ii) voting in favor of a change of control transaction with an unaffiliated buyer (but only if such transaction is approved by a majority of disinterested directors). In addition, the Oaktree Seller and affiliates thereof will be subject to certain standstill restrictions, and may not receive a control premium for their common shares as part of a change of control transaction. See “The Oaktree Shareholders Agreement—Standstill Restrictions” beginning on page 161 of this Proxy Statement. Despite the foregoing limitations, the Oaktree Seller and its affiliates will likely exert considerable influence over the Company. The Oaktree Seller and its affiliates may be able to prevent or delay a change of control of the Company and could preclude any unsolicited acquisition of the Company.

Additionally, Oaktree is in the business of making investments in companies and currently holds, and may from time to time in the future acquire, interests in the shipping industry that directly or indirectly compete with certain portions of the Company’s business. Further, if Oaktree pursues acquisitions or makes further investments in the shipping industry, those acquisitions and investment opportunities may not be available to the Company, and the Company has agreed to renounce any interest or expectancy in, or in being offered an opportunity to participate in, any corporate opportunities that may be presented to or become known to Oaktree or any of its affiliates.

In addition, the members of the Board nominated by Oaktree will have fiduciary duties to the Company and in addition may have duties to Oaktree. As a result, such circumstances may entail real or apparent conflicts of interest with respect to matters affecting both us and Oaktree, whose interests, in some circumstances, may be adverse to ours.

Mr. Petros Pappas, the Company’s Chief Executive Officer following the completion of the Transactions, and certain members of his family have affiliations with Oceanbulk Maritime S.A (“Oceanbulk Maritime”) and other ventures, which could create conflicts of interest. Certain members of the Company’s senior management also have affiliations with Oceanbulk Maritime and other ventures that could create conflicts of interest.

While we do not expect Mr. Pappas to have any material relationships with any companies in the dry bulk shipping industry other than the Company after the closing of the Transactions, he will continue to be involved in other areas of the shipping industry, including as the founder of Oceanbulk Maritime, as a member of the management of Oceanbulk Container Carriers LLC and PST Tankers LLC, which are other joint ventures between Oaktree and the Pappas family involved in the container shipping and product tanker businesses, respectively, and as a member of the management of Madison Crude Carriers LLC, a joint venture between Monarch and the Pappas family involved in the crude oil tanker business. Ms. Pappas is a significant equityholder of Oceanbulk Maritime and an equityholder in various other entities, some of which are involved in the dry bulk shipping industry. These other affiliations and ventures could cause distraction to Mr. Pappas as the Company’s Chief Executive Officer if he focuses a substantial portion of his time on them, and the involvement of Ms. Pappas with other ventures could cause conflicts of interest with the Company.

Following completion of the Transactions, certain members of the Company’s senior management, Messrs. Hamish Norton, Christos Begleris and Nikos Rescos and Ms. Sofia Damigou, will also continue to be members of the management of Oceanbulk Maritime, Oceanbulk Container Carriers LLC and PST Tankers LLC. These other affiliations and ventures could cause distraction to such members of senior management if they focus a substantial portion of their time on such affiliations and ventures.

Any of these affiliations and relationships of Mr. Pappas, certain members of his family and certain members of the Company’s post-Transactions senior management may create conflicts of interest not in the best interest of the Company or its stockholders from time to time. This could result in an adverse effect on the Company’s business, financial condition, results of operations and cash flows.

Some of our key executive officers will not devote all of their time to our business, which may hinder our ability to operate successfully.

Our executive officers participate in business activities not associated with us, including serving as members of the management teams of Oceanbulk Maritime, Oceanbulk Container Carriers LLC and PST Tankers LLC (all of which are affiliated with Oaktree and/or the Pappas family), and are not required to work full-time on our affairs. Initially, we expect that each of our executive officers will devote a substantial portion of his business time to the completion of our newbuilding program and management of the Company. Our executive officers may devote less time to us than if they were not engaged in other business activities and may owe fiduciary duties to the stockholders of other companies with which they may be affiliated, including those companies listed above. In particular, we expect that the amount of time Mr. Pappas allocates to managing our company will vary from time to time depending on the needs of the business and the level of strategic activity at the time. This structure may create conflicts of interest in matters involving or affecting us and our customers and it is not certain that any of these conflicts of interest will be resolved in our favor. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

You will experience a reduction in percentage ownership and voting power with respect to the common shares you currently own as a result of the Transactions.

In connection with the Transactions, we will issue 54,104,200 common shares, which will represent approximately 64.72% of our outstanding common shares after giving effect to the issuance. Therefore, following the completion of the Transactions, you will experience a substantial reduction in your respective percentage ownership interests and effective voting power relative to your respective percentage ownership interests in our common shares and effective voting power prior to the Transactions. In addition, the issuance of common shares could have an adverse effect on the market price for our securities or on our ability to obtain future financing. If the common shares are issued, you may experience dilution in your claim to our earnings per share.

Certain benefits we expect from the Transactions are based on projections and assumptions, which are uncertain and subject to change.

The Company has made certain estimates and assumptions with respect to certain benefits that it expects from the Transactions that affect the reported amounts of earnings, assets, liabilities, revenues, expenses, earnings per share and related information included in our and Oceanbulk’s historical combined financial statements and the pro forma financial information included herein, as well as EBITDA and other measures derived from that information. These estimates and assumptions may prove to be inaccurate or may change in the future, and actual results could differ materially from those estimates or assumptions. There can be no assurance that we will realize these benefits, including anticipated synergistic benefits, if any, as a result of the Transactions. The market price of our common shares may decline if the estimates are not realized or we do not achieve the perceived benefits of the Transactions, including perceived benefits to our cash flows and EBITDA, earnings and earnings per share, as rapidly or to the extent anticipated.

Oceanbulk has a limited history of operations on which investors may assess its performance and has experienced net losses since its inception.

Oceanbulk commenced business operations in the fourth quarter of 2012. They have a limited performance record and operating history and, therefore, limited historical financial information on which you can evaluate its operating performance, its ability to implement and achieve its business strategy or its ability to generate cash flow or earnings in the future. Oceanbulk has generated $10.4 million of net loss during the year ended December 31, 2013, $7.6 million of net loss during the three month period ended March 31, 2014 and accumulated deficit of $20.1 million as of March 31, 2014.

Although we expect that the Transactions will result in benefits to us, we may not realize those benefits because of integration difficulties.

Integrating the operations of Oceanbulk successfully or otherwise realizing any of the anticipated benefits of the Transactions, including anticipated cost savings and additional revenue opportunities, involves a number of challenges. The failure to meet these integration challenges could seriously harm our results of operations and the market price of our common shares may decline as a result.

Realizing the benefits of the Transactions will depend in part on the integration of information technology, vessel remote monitoring systems, operations, personnel and sales force. These integration activities are complex and time—consuming and we may encounter unexpected difficulties or incur unexpected costs, including:

•	our inability to achieve the cost savings and operating synergies anticipated with the Transactions, which would prevent us from achieving the positive earnings gains expected as a result of the Transactions;

•	diversion of management attention from ongoing business concerns to integration matters; and

•	possible cash flow interruption or loss of revenue as a result of change of ownership transitional matters related to the Transactions.

We may not successfully integrate the operations of the businesses of Oceanbulk in a timely manner, and we may not realize the anticipated net reductions in costs and expenses and other benefits of the Transactions to the extent, or in the timeframe, anticipated. In addition to the integration risks discussed above, our ability to realize these net reductions in costs and expenses and other benefits and synergies could be adversely impacted by practical or legal constraints on our ability to combine operations.

If the Transactions are completed and we are unable to manage our growth profitably, our business, financial results and share price could suffer.

Our future financial results will depend in part on our ability to profitably manage our growth on a combined basis with Oceanbulk. The Company will need to maintain existing customers and attract new customers, recruit, retain and effectively manage employees, as well as expand operations and integrate customer support and financial control systems. If expenses related to integration and capital expenditure requirements are greater than anticipated, or if we are unable to manage our growth profitably after the merger, our financial results and the market price of our common shares may decline.

The pro forma financial statements included in this proxy statement are presented for illustrative purposes only and may not be an indication of our financial condition or results of operations following the closing of the Transactions.

The pro forma financial statements included in this proxy statement are presented for illustrative purposes only, are based on various adjustments, assumptions and preliminary estimates, and may not be an indication of our financial condition or results of operations following the closing of the Transactions for several reasons. Our actual financial condition and results of operations following the completion of the Transactions may not be consistent with, or evident from, these pro forma financial statements. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect our financial condition or results of operations following the merger. Investors should not place any undue reliance on the pro forma information.

After the closing of the Transactions, we may have to pay tax on United States source income, which would reduce our earnings.

Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under section 883 of the Code and the applicable Treasury Regulations recently promulgated thereunder.

Before the closing of the Transactions, we qualify for this statutory tax exemption and we take this position for United States federal income tax return reporting purposes. We would no longer qualify for exemption under Code section 883 for a particular taxable year if stockholders with a five percent or greater interest in our stock own 50% or more of our outstanding shares of our stock on more than half the days during the taxable year. After the closing of the Transactions, former members of the Oceanbulk Holdcos may own 50% or more of our stock. Therefore, following the closing of the Transactions, we may lose the benefit of this tax exemption thereby become subject to United States federal income tax on our United States source income.

If we are not entitled to exemption under Section 883 for any taxable year, we could be subject for those years to an effective 2% United States federal income tax on the shipping income these companies derive during the year that are attributable to the transport or cargoes to or from the United States. The imposition of this taxation would have a negative effect on our business and would result in decreased earnings available for distribution to our stockholders. For example, if we had not qualified for this exemption in 2013, we would have owed approximately $150,000 in U.S. federal income tax.

The business of the Company after completion of the Transactions will have increased capital requirements compared to stand-alone Star Bulk.

The dry bulk shipping business is highly capital-intensive because of the significant investment in vessels that is required. As of June 1, 2014, the Company had contracts for 11 newbuilding vessels with total capital requirements of $487.4 million (for which it had obtained financing for $93.6 million). As of June 1, 2014, on a pro forma basis, giving effect to the Transactions, the total payments for the Company’s 37 newbuilding vessels would be $1,599.1 million, of which we had already paid $229.4 million. As of June 1, 2014, on a pro forma basis, the Company had already obtained commitments for $530.7 million of debt financing for 15 vessels and was in the final stages of negotiations for $225.5 million of debt financing for nine additional vessels. These increased capital requirements potentially increase existing risks relating to the Company’s ability to obtain financing to satisfy such capital requirements. In addition, each individual financing source may be reluctant to lend larger sums to the Company instead of smaller sums to Star Bulk and Oceanbulk separately.

If the Company is not able to borrow additional funds, raise other capital or utilize available cash on hand, it may not be able to acquire its newbuilding vessels, which could have a material adverse effect on its business, financial condition, results of operations and cash flows. The Company expects to fund its remaining newbuilding commitments through credit facilities, the proceeds of equity issuances, bareboat charters and other fixed income securities, but it may not be able to do so. There can be no assurance that the Company will be able to obtain such financings on a timely basis or on terms it deems reasonable or acceptable. To the degree the Company raises equity financing to fund its capital expenditures, such equity raises will dilute the ownership of existing stockholders and may be dilutive to the Company’s earnings per share. If for any reason the Company fails to make a payment when due, which may result in a default under its newbuilding contracts, or otherwise fails to take delivery of its newbuilding vessels, the Company would be prevented from realizing potential revenues from these vessels, the Company could also lose all or a portion of its yard payments that were paid by the Company and the Company could be liable for penalties and damages under such contracts.

We will assume, including by way of refinance, the existing indebtedness of Oceanbulk and other entities controlled by the Sellers if the Transactions are completed, which may impose additional operating and financial restrictions on us (beyond those that currently exist) which, together with the resulting debt services obligations, could significantly limit our ability to execute our business strategy and increase the risk of default under our debt obligations once the Transactions are completed.

We intend to assume, including by way of refinance, existing indebtedness in an aggregate amount of approximately $124.11 million in connection with the Transactions, including $25.0 million of indebtedness we intend to procure in order to finance the acquisition of the Heron Vessels. Our current credit facilities require us to comply with certain financial maintenance covenants.

The additional credit facilities would also impose operating and financial restrictions on us. These restrictions would limit our ability, or the ability of our subsidiaries party thereto, to:

•	pay dividends and make capital expenditures if we do not repay amounts drawn under our credit facilities or if there is another default under our credit facilities;

•	incur additional indebtedness, including the issuance of guarantees;

•	create liens on our assets;

•	change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to each vessel;

•	sell our vessels;

•	merge or consolidate with, or transfer all or substantially all our assets to, another person; or

•	enter into a new line of business.

In addition, the additional credit facilities require us or our subsidiaries to maintain various financial ratios, including:

•	a minimum percentage of aggregate vessel value to loans secured;

•	a maximum ratio of total liabilities to market value adjusted total assets;

•	a minimum EBITDA coverage ratio; and

•	a minimum liquidity.

Because some of these ratios are dependent on the market value of our vessels, should our charter rates or vessel values materially decline in the future, we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet any such financial ratios and satisfy any such financial covenants. Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, may affect our ability to comply with these covenants. We cannot assure you that we will meet these ratios or satisfy our financial or other covenants or that our lenders will waive any failure to do so.

These additional covenants may adversely affect our ability to finance future operations or limit our ability to pursue certain business opportunities or take certain corporate actions. The covenants may also restrict our flexibility in planning for changes in our business and the industry and make us more vulnerable to economic downturns and adverse developments. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our credit facilities would prevent us from borrowing additional money under our credit facilities and could result in a default under our credit facilities. If a default occurs under our credit facilities, the lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and foreclose on the collateral securing that debt, which could constitute all or substantially all of our assets.

Following the completion of the Transactions, our ability to meet our cash requirements, including our debt service obligations, will be dependent upon our operating performance, which will be subject to general economic and competitive conditions and to financial, business and other factors affecting our operations, many of which are or may be beyond our control. We cannot provide assurance that our business operations will generate sufficient cash flows from operations to fund these cash requirements and debt service obligations. If our operating results, cash flow or capital resources prove inadequate, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt and other obligations. If we are unable to service our debt, we could be forced to reduce or delay planned expansions and capital expenditures, sell assets, restructure or refinance our debt or seek additional equity capital, and we may be unable to take any of these actions on satisfactory terms or in a timely manner. Further, any of these actions may not be sufficient to allow us to service our debt obligations or may have an adverse impact on our business. Our debt agreements may limit our ability to take certain of these actions. Our failure to generate sufficient operating cash flow to pay our debts or to successfully undertake any of these actions could have a material adverse effect on us. These risks may be increased as a result of the increased amount of indebtedness of the Company following the completion of the Transactions.

In addition, the degree to which we may be leveraged as a result of the indebtedness assumed, including by way of refinance, in connection with the Transactions or otherwise could materially and adversely affect our ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements or other purposes, could make us more vulnerable to general adverse economic, regulatory and industry conditions, could limit our flexibility in planning for, or reacting to, changes and opportunities in the markets in which we compete.

Following completion of the Transactions, we will be exposed to volatility in the LIBOR and intend to selectively enter into derivative contracts, which can result in higher than market interest rates and charges against our income.

The loans under our credit facilities are generally advanced at a floating rate based on LIBOR, which has been recently stable, but was volatile in prior years, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. In addition, in recent years, LIBOR has been at relatively low levels, and may rise in the future as the current low interest rate environment comes to an end. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future, including those we enter into to finance a portion of the amounts payable with respect to newbuildings. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses.

We and Oceanbulk have entered and intend to selectively enter into additional derivative contracts to hedge our overall exposure to interest rate risk exposure. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant expenses. The derivatives strategies that we employ in the future may not be successful or effective, and we could, as a result, incur substantial additional interest costs.

The Company and Oceanbulk will be subject to business uncertainties and contractual restrictions while the Transactions are pending.

Uncertainty about the effect of the Merger on employees and customers may have an adverse effect on us and Oceanbulk and consequently on the combined company after the merger. These uncertainties may impair our or Oceanbulk’s ability to retain and motivate key personnel and could cause customers and others that deal with us or Oceanbulk to defer entering into contracts with us or Oceanbulk or making other decisions concerning us or Oceanbulk or seek to change existing business relationships with us or Oceanbulk. Certain of the Company’s and Oceanbulk’s agreements require consent for us to assume the obligations thereunder or to effectuate a change of control transaction. If we are unable to obtain such required consents, we may be required to pay termination fees associated with these agreements upon consummation of the merger which could subject us to prepayment penalties. If key employees depart because of uncertainty about their future roles and the potential complexities of the business combination, our and Oceanbulk’s business could be harmed. In addition, the Merger Agreement restricts us and Oceanbulk from taking certain specified actions until the merger occurs without the consent of the other party. These restrictions may prevent us and Oceanbulk from pursuing attractive business opportunities that may arise prior to the completion of the merger. See the section entitled “The Merger Agreement—Covenants of the Company and the Sellers” beginning on page 144 for a description of the restrictive covenants applicable to the Company and Oceanbulk. Similar risks will apply in relation to Dioriga, Positive Shipping and the Pappas Agreement.

The number of our common shares to be issued in connection with the Transactions will not be adjusted in the event of any increase or decrease in the market price of our common shares before the closing of the Transactions. As a result, the market value of the common shares to be issued in connection with the Transactions, as reflected in the market price of our common shares, may be substantially higher at the time of the closing of the Transactions than the market value at the time we received an opinion from Evercore that, as of the date of the opinion, and based upon the various assumptions made, procedures followed, matters considered and limitations on the review undertaken as set forth therein, the consideration to be paid by the Company pursuant to the Merger Agreement and Pappas Agreement was fair to and in the best interest of the Company and its Unaffiliated Stockholders, from a financial point of view, and our Board of Directors approved the Merger Agreement, the Pappas Agreement and the Transactions. The market price of our common shares may fluctuate due to, among other things, changes in our business, operations or prospects, market assessments of the likelihood of completion of the merger, the timing of the completion of the Transactions, general market and economic conditions and certain other factors. As of June 13, 2014, the last trading day before the public announcement of the proposed Transactions, the closing price of our common shares was $12.07 per share.

The completion of the Transactions will expose the Company to increased risks relating to the construction of its newbuilding vessels because of the increased number of newbuilding vessels.

As of June 1, 2014, the Company had contracts for 11 newbuilding vessels. As of June 1, 2014, on a pro forma basis, giving effect to the Transactions, the Company had contracts for 37 newbuilding vessels. These vessels are scheduled to be delivered to the Company through September 2016. Vessel construction projects are generally subject to risks of delay or cost overruns that are inherent in any large construction project, which may be caused by numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Significant cost overruns or delays could adversely affect the Company’s financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel, and the Company will continue to incur costs and expenses related to delayed vessels, such as supervision expense and interest expense for the outstanding debt. These risks will be potentially exacerbated by the greater number of newbuilding vessels that the Company will have after completion of the Transactions.

The business of the Company after completion of the Transactions will be dependent on spot charters and any decrease in spot charter rates in the future may adversely affect our earnings.

The spot charter market may fluctuate significantly based upon supply and demand for drybulk carriers. The successful operation of our vessels in the competitive spot charter market depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot charter rates have declined below the operating cost of vessels. If future spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

Our ability to renew expiring charters or obtain new charters will depend on the prevailing market conditions at the time. If we are not able to obtain new charters in direct continuation with existing charters, or if new charters are entered into at charter rates substantially below the existing charter rates or on terms otherwise less favorable compared to existing charter terms, our revenues and profitability could be adversely affected.

As part of the Merger Agreement we are acquiring a 50% interest from the Oceanbulk Holdcos in the Heron JV which may expose us to liabilities. Also, Oceanbulk and the other entities we are acquiring in the Merger may have liabilities that are not known, probable or estimable at this time.

As a result of the Transactions, we are indirectly acquiring Oceanbulk Shipping’s 50% interest in the Heron JV, which currently owns seven vessels. The Heron JV plans to sell two of its vessels before or after the closing of the Merger, and then distribute the remaining five vessels to its JV partners. As part of the Merger Agreement, Oceanbulk has agreed to indemnify Star Bulk for certain liabilities that may arise in connection with the Heron JV as well as any winding up costs associated with dissolving the Heron JV after the sale and distribution of the its vessels. The intended purpose of acquiring this 50% interest in the Heron JV is the purchase by the Company of two vessels from the Heron JV’s fleet in connection with the intended distribution of vessels to the JV partners. The indemnification provisions relating to the Heron JV contained in the Merger Agreement may not cover all of the liabilities and costs associated with the Heron JV and we may have liabilities that exceed our indemnification protection. For more information see “The Merger Agreement—Dissolution and Winding Up of Heron” beginning on page 144 of this proxy statement.

Also, the Oceanbulk Holdcos, Oceanbulk and its subsidiaries, Dioriga, Positive Shipping and the Heron JV, until it is dissolved, will become our subsidiaries and we will indirectly assume all of their liabilities, whether or not asserted. There could be unasserted claims or assessments that we failed or were unable to discover or identify in the course of performing due diligence investigations of the Oceanbulk Holdcos and their subsidiaries, Dioriga, Positive Shipping and the Heron JV. In addition, there may be liabilities that are neither probable nor estimable at this time which may become probable and estimable in the future. Any such liabilities, individually or in the aggregate, could have a material adverse effect on our business. We may learn additional information about Oceanbulk and the Heron JV that adversely affects us, such as unknown, unasserted or contingent liabilities and issues relating to compliance with applicable laws.

Failure to retain key employees and skilled workers could adversely affect our business following the closing of the Transactions.

The Company’s performance following the closing of the Transactions could be adversely affected if it is unable to retain certain key employees and skilled workers of the Company and Oceanbulk. Our success depends in large part on the ability of us to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense due to the increase in the size of the global shipping fleet. If we are not able to obtain higher charter rates to compensate for any crew cost increases, it could have a material adverse effect on our business, results of operations, cash flows and financial condition. If we cannot hire, train and retain a sufficient number of qualified employees, we may be unable to manage, maintain and grow our business, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Upon the closing of the Transactions, the management of the Company will consist of Petros Pappas, Hamish Norton, Christos Begleris, Nicos Rescos, Sophia Damigou, Simos Spyrou, Zenon Kleopas and Georgia Mastagaki subject to such individuals, to the extent not already party to existing employment agreements, agreeing to employment agreements prior to the Closing Date on terms reasonably acceptable to the Company. In particular, Mr. Petros Pappas, the Company’s Chief Executive Officer following completion of the Transactions, will be integral to the Company’s business, and the Company’s success will depend significantly on his abilities, industry knowledge and relationships. We do not expect to maintain “key man” life insurance on any of the Company’s officers, and the loss of any of these individuals could adversely affect the Company’s business prospects and financial condition. If any such individual is unable or unwilling to serve (including as a result of a failure to enter into employment agreements reasonably acceptable to the Company), the Special Committee will appoint an initial replacement for such office as of the closing date of the Transactions. Please see the section entitled “The Merger Agreement—Company Management.”

As the Company expands its fleet, it will also need to expand its operational and financial systems and hire new shoreside staff and seafarers to crew its vessels; if the Company cannot expand these systems or recruit suitable employees, its performance may be adversely affected.

THE COMBINED COMPANY

In this section, references to “we”, “us” and “our” and to the “Combined Company” are references to the combined company resulting from the Transactions. All statistics and other financial information in this section are presented on a pro forma basis, giving effect to the Transactions. References to “eco-vessels” are to vessels that are designed to be more fuel-efficient than standard vessels of similar size and age.

Overview

Following the Transactions, we will be an international shipping company that will own and operate a fleet of dry bulk carrier vessels. On a fully delivered basis, we will have a fleet of 69 vessels, with an aggregate capacity of 8.7 million dwt, consisting primarily of Capesize as well as Kamsarmax, Ultramax and Supramax vessels with carrying capacities between 52,000 dwt and 209,000 dwt. Our fleet will include 32 operating vessels and 37 vessels currently under construction at shipyards in Japan and China. Our vessels will transport a broad range of major and minor bulk commodities, including ores, coal, grains and fertilizers, along worldwide shipping routes. Our executive management team will be led by Mr. Petros Pappas, who will be our Chief Executive Officer.

Our operating fleet of 32 vessels, including two eco-vessels, will have an aggregate carrying capacity of approximately 3.3 million dwt, and we have contracts for the construction of 37 eco-vessels. By the end of the second quarter of 2016, we expect our 69-vessel fleet to have an average age of 5.1 years and an aggregate carrying capacity of 8.7 million dwt.

With respect to our newbuildings, we have focused on vessels built at leading Japanese and Chinese shipyards. Because of prevailing market conditions, we expect that, after completion of the Transactions, we will primarily employ our vessels under spot or voyage charters. While spot or voyage chartering may require more management attention than time chartering, the vessel owner benefits from any fuel savings it can achieve in a spot or voyage charter (particularly eco-vessels, such as our newbuilding vessels) because fuel is paid for by the vessel owner.

We will have significant capital requirements for our newbuilding vessels. As of June 1, 2014, the total payments for our 37 newbuilding vessels were expected to be $1,599.1 million, of which we had already paid $229.4 million. As of June 1, 2014, we had already obtained commitments for $530.7 million of debt financing for 15 vessels and were in the final stages of negotiations for $225.5 million of debt financing for eight vessels. We intend to finance the remaining 14 vessels with a combination of proceeds from debt and equity financings, as market conditions permit. There can be no assurance that we will be able to obtain such financings on a timely basis or on terms we deem reasonable or acceptable. See “Risk Factors—The completion of the Transactions will expose the Company to increased risks relating to the construction of its newbuilding vessels because of the increased number of newbuilding vessels.”

Our Combined Fleet

We believe that owning a modern, well-maintained fleet, with multiple sister vessels, reduces operating costs, improves the quality of service we are able to deliver. We expect that each of our newbuilding vessels will be equipped with a vessel remote monitoring system that will provide data to a central location in order to monitor fuel and lubricant consumption and efficiency on a real-time basis. We expect to retrofit substantially all of our existing vessels with a similar monitoring system.

Our fleet, which emphasizes large Capesize vessels, will primarily transport minerals from the Americas and Australia to East Asia, particularly China, but also Japan, Korea, Taiwan, Indonesia and Malaysia. Our smaller vessels will carry minerals, grain products and steel between the Americas, Europe, Africa, Australia and Indonesia and from these areas to China, Korea, Japan, Taiwan, the Philippines and Malaysia.

The following table summarizes key information about our fully delivered fleet:

Vessel Name		Type	Capacity (dwt)	Yard	Year Built or Scheduled Delivery Date(1)	Employment/ Expiration Date	Current Owner
Existing Fleet
1.	Star Mega	Capesize	170,631	Mitsubishi HI, Japan	1994	Time charter/ August 2014	Star Bulk
2.	Star Big	Capesize	168,404	Halla Samho, South Korea	1996	Time charter/ November 2015	Star Bulk
3.	Star Aurora	Capesize	171,199	Koyo, Japan	2000	Time charter/ August 2014	Star Bulk
4.	Star Delta	Supramax	52,434	Tsuneishi, Japan	2000	Time charter/ September 2014	Star Bulk
5.	Star Epsilon	Supramax	52,402	Tsuneishi Cebu, The Philippines	2001	Time charter/ June 2014	Star Bulk
6.	Star Kappa	Supramax	52,055	Sanoyas HM, Japan	2001	Time charter/ June 2014	Star Bulk
7.	Star Gamma	Supramax	53,098	Oshima, Japan	2002	Time charter/ June 2014	Star Bulk
8.	Star Theta	Supramax	52,425	Tsuneishi Cebu, The Philippines	2003	Time charter/ July 2014	Star Bulk
9.	Star Zeta	Supramax	52,994	Oshima, Japan	2003	Time charter/ July 2014	Star Bulk
10.	Pantagruel(2)	Capesize	180,181	Imabari, Japan	2004	Time charter/ July 2014	Oceanbulk
11.	Big Fish(2)	Capesize	177,662	Mitsui, Japan	2004	Time charter/ July 2014	Oceanbulk
12.	Star Cosmo	Supramax	52,247	Yangzhou Dayang, China	2005	Time charter/ June 2014	Star Bulk
13.	Star Omicron	Supramax	53,489	Imabari, Japan	2005	Time charter/ June 2014	Star Bulk
14.	Strange Attractor(2)	Supramax	55,742	Mitsui, Japan	2006	Time charter/ July 2014	Oceanbulk
15.	Pendulum(3)	Kamsarmax	82,619	Tsuneishi, Japan	2006	Time charter/ July 2014	Oceanbulk
16.	Kymopolia(3)	Capesize	176,990	Namura, Japan	2006	—	Oceanbulk
17.	Big Bang(2)	Capesize	174,109	SWS, China	2007	Time charter/ July 2014	Oceanbulk
18.	Star Borealis	Capesize	179,678	Hanjin Subic, The Philippines	2011	Voyage charter/ May 2014	Star Bulk
19.	Star Polaris	Capesize	179,600	Hanjin Subic, The Philippines	2011	—	Star Bulk
20.	Star Sirius	Post Panamax	98,681	Tsuneishi Zoushan, China	2011	Time charter/ June 2016	Star Bulk
21.	Star Vega	Post Panamax	98,681	Tsuneishi Zoushan, China	2011	Time charter/ June 2016	Star Bulk
22.	Obelix(2)	Capesize	181,433	Imabari, Japan	2011	Time charter/ July 2014	Oceanbulk
23.	Amami(3)(4)	Post-Panamax	98,681	Tsuneishi Zhousan, China	2011	Time charter/ April 2016	Oceanbulk

Vessel Name		Type	Capacity (dwt)	Yard	Year Built or Scheduled Delivery Date(1)	Employment/ Expiration Date	Current Owner
24.	Madredeus(3)(4)	Post-Panamax	98,681	Tsuneishi Zhousan, China	2011	Time charter/ June 2016	Oceanbulk
25.	Star Challenger	Ultramax	61,462	Imabari, Japan	2012	Time charter/ July 2014	Star Bulk
26.	Maiden Voyage(2)	Supramax	58,722	Kawasaki, Japan	2012	Time charter/ June 2014	Oceanbulk
27.	Star Fighter	Ultramax	61,455	Imabari, Japan	2013	Time charter/ April 2014	Star Bulk
28.	Mercurial Virgo(3)	Kamsarmax	81,545	Longxue, China	2013	Time charter/ August 2014	Oceanbulk
29.	Magnum Opus(5)	Kamsarmax	81,022	JMU, Japan	2014	Time charter/ July 2014	Oceanbulk
30.	Tsu Ebisu(6)	Kamsarmax	81,001	JMU, Japan	2014	Time charter/ July 2014	Dioriga Shipping Co.
31.	Two of the following:
32.
	ABYO Gwyneth	Kamsarmax	82,790	Tsuneishi, Japan	2006	Time charter/ July 2014	Heron
	ABYO Oprah	Kamsarmax	82,551	Tsuneishi, Japan	2006	Time charter/ July 2014	Heron
	ABYO Angelina	Kamsarmax	82,987	Tsuneishi, Japan	2006	Time charter/ July 2014	Heron
		Total dwt:	3,304,664- 3,305,100
Newbuilding
33.	HN 213-JMU (tbr Peloreus)(5)	Capesize	182,000	JMU, Japan	July 2014(1)	N/A	Oceanbulk
34.	HN 214-JMU (tbr Leviathan)(5)	Capesize	182,000	JMU, Japan	August 2014	N/A	Oceanbulk
35.	HN 5016 (tbr Indomitable)	Capesize	182,160	JMU, Japan	October 2014	N/A	Positive Shipping Company
36.	HN 1061(7)	Ultramax	64,000	New Yangzijiang, China	January 2015	N/A	Oceanbulk
37.	HN 1063(7)	Ultramax	64,000	New Yangzijiang, China	January 2015(1)	N/A	Oceanbulk
38.	HN 1062(7)	Ultramax	64,000	New Yangzijiang, China	February 2015(1)	N/A	Oceanbulk
39.	HN 5017-JMU	Capesize	182,000	JMU, Japan	March 2015	N/A	Oceanbulk
40.	HN NE164-NACKS (tbr Honey Badger)	Ultramax	61,000	NACKS, China	March 2015(1)	N/A	Oceanbulk
41.	HN NE 165-NACKS	Ultramax	61,000	NACKS, China	March 2015(1)	N/A	Oceanbulk
42.	HN NE 166-NACKS	Newcastlemax	209,000	NACKS, China	April 2015(1)	N/A	Oceanbulk
43.	HN 1064(7)	Ultramax	64,000	New Yangzijiang, China	April 2015(1)	N/A	Oceanbulk
44.	HN 1312-SWS(8)	Capesize	180,000	SWS, China	April 2015(1)	N/A	Oceanbulk
45.	HN NE167-NACKS	Newcastlemax	209,000	NACKS, China	May 2015(1)	N/A	Oceanbulk

Vessel Name		Type	Capacity (dwt)	Yard	Year Built or Scheduled Delivery Date(1)	Employment/ Expiration Date	Current Owner
46.	Star Acquarius-Hull 5040	Ultramax	60,000	JMU, Japan	June 2015	N/A	Star Bulk
47.	HN 1313-SWS(8)	Capesize	180,000	SWS, China	June 2015(1)	N/A	Oceanbulk
48.	HN 1080	Ultramax	64,000	New Yangzijiang, China	July 2015	N/A	Oceanbulk
49.	HN 5055-JMU	Capesize	182,000	JMU, Japan	July 2015	N/A	Oceanbulk
50.	HN NE184-NACKS	Newcastlemax	209,000	NACKS, China	July 2015	N/A	Oceanbulk
49.	HN 5055-JMU	Capesize	182,000	JMU, Japan	July 2015	N/A	Oceanbulk
51.	HN 1081	Ultramax	64,000	New Yangzijiang, China	August 2015	N/A	Oceanbulk
52.	HN 5056-JMU	Capesize	182,000	JMU, Japan	August 2015	N/A	Oceanbulk
53.	Star Pisces-Hull 5043	Ultramax	60,000	JMU, Japan	September 2015	N/A	Star Bulk
54.	HN 1082	Ultramax	64,000	New Yangzijiang, China	September 2015	N/A	Oceanbulk
55.	HN 1359(9)	Newcastlemax	208,000	SWS, China	September 2015(1)	N/A	Oceanbulk
56.	Star Aries-Hull 1338	Capesize	180,000	SWS, China	October 2015	N/A	Star Bulk
57.	Hull NE 196	Ultramax	61,000	NACKS, China	October 2015	N/A	Star Bulk
58.	Star Libra-Hull 1372(10)	Newcastlemax	208,000	SWS, China	November 2015	N/A	Star Bulk
59.	Hull NE 197	Ultramax	61,000	NACKS, China	November 2015	N/A	Star Bulk
60.	HN 1083	Ultramax	64,000	New Yangzijiang, China	November 2015(1)	N/A	Oceanbulk
61.	HN 1360(9)	Newcastlemax	208,000	SWS, China	December 2015	N/A	Oceanbulk
62.	Star Gemini-Hull 1342	Newcastlemax	208,000	SWS, China	January 2016	N/A	Star Bulk
63.	Star Taurus-Hull 1339	Capesize	180,000	SWS, China	January 2016	N/A	Star Bulk
64.	Star Virgo-Hull 1371(10)	Newcastlemax	208,000	SWS, China	February 2016	N/A	Star Bulk
65.	Hull NE 198	Newcastlemax	209,000	NACKS, China	March 2016	N/A	Star Bulk
66.	HN 1361(9)	Newcastlemax	208,000	SWS, China	March 2016(1)	N/A	Oceanbulk
67.	Star Leo-Hull 1343	Newcastlemax	208,000	SWS, China	April 2016	N/A	Star Bulk
68.	HN 1362(9)	Newcastlemax	208,000	SWS, China	May 2016(1)	N/A	Oceanbulk
69.	HN 1363(9)	Newcastlemax	208,000	SWS, China	June 2016(1)	N/A	Oceanbulk
		Total dwt:	5,396,160

(1)

The indicated expected delivery date of Oceanbulk’s newbuilding vessels is either the contracted delivery date or the expected delivery date that Oceanbulk has been advised of by the relevant shipyards. The indicated expected delivery date for each of hull numbers HN NE164-NACKS (tbr Honey Badger), HN NE165-NACKS, HN NE166-NACKS, HN 1062, HN 1064, HN NE167-NACKS, HN 1361 and HN 1362 reflects a delivery date that is one month earlier than the contracted delivery date. The indicated expected delivery dates for hull numbers HN 1063, HN 1312-SWS, HN 1313-SWS, HN 1359 and HN 1363 reflect delivery dates that are three, four, three, two and three months earlier than the respective contracted delivery dates.
(2)	These vessels secure the ABN Facility, which requires balloon payments with respect to the individual vessels from September 2017 to December 2018.
(3)	These vessels will secure the HSBC Facility, for which Oceanbulk executed a binding term sheet on April 1, 2014. The facility is expected to mature 59 months after the drawdown date.
(4)	Two of Oceanbulk’s Post-Panamax vessels, Amami and Madredeus, were acquired subject to long-term charters to Glocal Japan Inc. through April and June 2016, respectively, at a gross charterhire rate of $15,000 per day.
(5)	Financing for these vessels is expected to be provided pursuant to the Deutsche Bank Facility, for which Oceanbulk executed an agreement on May 20, 2014. Loans under the facility are able to be drawn to finance payments on each vessel and mature five years after the drawdown date of each loan. An amount of $20 million was drawn in May upon delivery of Magnum Opus.
(6)	Financing for this vessel is provided pursuant to a $20.0 million ship financing facility. This financing will mature in March 2019.
(7)	Oceanbulk has entered into bareboat charters with affiliates of New Yangzijiang for these vessels with the option to purchase the vessels at any time and a purchase obligation upon the completion of the eighth year of the bareboat charterparty.
(8)	Financing for these vessels is expected to be provided pursuant to a $57.4 million Oceanbulk ship financing facility, for which Oceanbulk executed a binding term sheet on March 21, 2014. Loans under the facility are able to be drawn to finance payments on each vessel and mature ten years after the drawdown date of each loan.
(9)	Oceanbulk has entered into bareboat charters with affiliates of New Yangzijiang for these vessels with the option to purchase the vessels at any time and a purchase obligation upon the completion of the tenth year of the bareboat charterparty.
(10)	Star Bulk has entered into bareboat charters for these vessels with the option to purchase the vessels at any time and a purchase obligation upon the completion of the tenth year of the bareboat charterparty.

Our Expected Business Strategies

Our primary objectives are to grow our business profitably and to continue to grow as a successful owner and operator of dry bulk vessels. The key elements of our strategy are:

Capitalize on any increases in demand for dry bulk shipping

To the extent that charterhire rates improve in the near to medium term, we will be positioned to capitalize on any such increases in rates, coinciding with our expected fleet expansion. While the charter market remains at current levels, we intend to operate our vessels in the spot and short-term time charter market in order to benefit from future increases in charter rates.

Charter our vessels in an active and sophisticated manner

Our business strategy will be centered on arranging voyage and short-term time charters for our vessels, an approach that is designed to give us the opportunity to take advantage of the fuel efficiency of our fleet, particularly our newbuilding vessels. While this process will be more difficult and labor-intensive than placing our vessels on longer-term time charters, it can lead to greater profitability, particularly for vessels that have lower fuel consumption than typical vessels. When operating a vessel on a voyage charter, we (as owner of the vessel) will incur fuel costs, and therefore we are in a position to benefit from fuel savings (particularly for our eco-vessels). If charter market levels rise, we may employ our existing fleet in the time charter market, while we may be able to more advantageously employ our newbuilding fleet in the spot market in order to capture the benefit of available fuel cost savings. For a time charter, a rate based in part on the projected fuel consumption of our ship must be negotiated, and we may not be given full credit by the chartering party for the fuel efficiency of our vessels.

Expand our fleet through opportunistic acquisitions of high-quality vessels at attractive prices

We have contracts for 37 additional newbuilding vessels with an aggregate capacity of approximately 5.4 million dwt. We intend to continue to opportunistically acquire high-quality vessels at attractive prices. When evaluating acquisitions, we will consider and analyze, among other things, our expectation of fundamental developments in the dry bulk shipping industry sector, the level of liquidity in the resale and charter market, the cash flow earned by the vessel in relation to its value, its condition and technical specifications with particular regard to fuel consumption, expected remaining useful life, the credit quality of the charterer and duration and terms of charter contracts for vessels acquired with charters attached, as well as the overall diversification of our fleet and customers.

Leverage our customer base and customer relationships and the experience and expertise of our management team in the international shipping industry

We intend to leverage our existing operational history, customer base and customer relationships and the operational expertise of our management team in order to further expand these relationships with consistent delivery of superior customer service.

Minimize operating and corporate expenses

We will seek to minimize our operating and corporate expenses, leveraging our senior management team’s extensive operational experience and strong relationships with key suppliers. We also believe that our fully delivered combined fleet of 69 vessels will provide us with opportunities to take advantage of economies of scale. We also expect to use our vessel remote monitoring system to enhance our ability to manage the operations of our vessels, thereby increasing operational efficiency and reducing maintenance costs and off-hire time.

Maintain a strong balance sheet through moderate use of leverage

We plan to finance our fleet, including future vessel acquisitions and newbuildings, with a mix of debt and equity, and we intend to maintain moderate levels of leverage over time, even though we may have the capacity to obtain additional financing. By maintaining moderate levels of leverage, we expect to retain greater flexibility than our more leveraged competitors to operate our vessels under shorter spot or period charters.

Management of Our Business

Our management team will be led by Mr. Pappas, who will be our Chief Executive Officer. While he expects that he will spend substantially all of such time as he devotes to the dry bulk shipping industry managing our company, Mr. Pappas is not required to work full-time on our affairs. We expect that the amount of time Mr. Pappas allocates to managing our company will vary from time to time depending on the needs of the business and the level of strategic activity at the time.

After completion of the Transactions, we expect to continue to provide our own technical and operational management services, which include managing crew issues, safety issues, risk management, environmental compliance, operational logistics, vessel maintenance and dry docking and special surveys and supervising the execution of the voyage plans specified in charters or that are required to complete any contracts.

Following the Transactions, we expect to provide our own commercial management services and procurement services, but we may also outsource such services.

Summary Risk Factors

Investing in the Combined Company will entail a high degree of risk. After the Transactions, you will be subject to the risks to which you are already subject as an investor in Star Bulk, which are set forth in detail in the “Risk Factors” section of Star Bulk’s Annual Report on Form 20-F for the year ended December 31, 2013, which is incorporated by reference in this Proxy Statement. You should read such Risk Factors in their entirety before making your voting decision.

In addition, as more fully described in the “Risk Factors” section of this proxy statement, the Transactions will expose you, as an investor in the Combined Company, to additional risks beyond those to which you are subject as an investor in Star Bulk. Our ability to implement our business strategies and achieve favorable results of operations is subject to such risks. You should carefully consider such risks before deciding to invest in our common stock. These risks include, among others, that:

•

our business is by nature capital-intensive, and because we will have 26 more newbuilding vessels than Star Bulk, we may not be able to generate or obtain sufficient capital to pay for our newbuilding vessels and satisfy our other capital needs, and each individual bank may be reluctant to lend larger sums to the Combined Company instead of smaller sums to Star Bulk and Oceanbulk separately;

•	Oceanbulk has a limited operating history and has generated $10.4 million of net loss during the year ended December 31, 2013, $7.6 million of net loss during the three month period ended March 31, 2014 and accumulated deficit of $20.1 million as of March 31, 2014;

•	the risk of delays or cancellations of our newbuilding vessels is exacerbated because we will have 26 additional newbuilding vessels;

•	our Chief Executive Officer and certain members of his family may have interests in various shipping companies, and certain members of our management are also members of management of other shipping companies, which could cause additional conflicts of interest;

•	the Sellers, who will be significant stockholders of the Combined Company may have interests that are not aligned with yours, and they may have a negative effect on your ability to influence our governance;

•	some of the significant stockholders of the Combined Company, including Oaktree, are in the business of investing in companies that may compete directly or indirectly with us, as well as companies that may provide services to our business, and their interests may not be aligned with yours;

•	we may not realize the expected benefits of the Transactions;

•	the additional indebtedness of the Combined Company will impose certain additional operating and financial restrictions on the Combined Company that were not applicable to Star Bulk as a stand-alone entity;

•	we may not be able to manage our growth profitably;

•	we may experience integration difficulties, which could hamper our ability to realize the expected benefits of the Transactions;

•	we will be substantially dependent on our senior management, particularly Mr. Petros Pappas, and we may not be able to retain key employees and skilled workers following the Transactions;

•	you will experience a reduction in your percentage ownership as a result of the Transactions;

•	after the closing of the Transactions, we may have to pay a tax on United States sourced income, which could reduce our earnings; and

•	the Combined Company will be exposed to additional liabilities of Oceanbulk, which may not be known, probable or estimable at this time.

STAR BULK CARRIERS CORP.

UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS

The accompanying unaudited pro forma condensed combined financial statements of Star Bulk reflect:

•	the Merger of the Oceanbulk Holdcos into one or more merger subsidiaries of Star Bulk, as a result of which they will become wholly-owned subsidiaries of Star Bulk; and

•	the purchase (the “Pappas Company Acquisition”) of all of the outstanding shares of Dioriga and Positive Shipping (including any outstanding indebtedness of such entities and any vessel charters in effect at the time of such purchase) by Star Bulk (the “Pappas Companies”).

In addition, the unaudited pro forma condensed combined balance sheet gives effect to changes in stockholders equity, debt issued and vessel acquisitions of Star Bulk, the Oceanbulk Companies and the Pappas Companies and the purchase of the two Heron Vessels, subsequent to March 31, 2014, as if such transactions occurred on March 31, 2014, all of which are discussed in Note 2a and Note 2i. We refer to all of the foregoing transactions as the “Pro Forma Transactions.”

The Merger and the Pappas Company Acquisition have been reflected in the unaudited pro forma condensed combined financial information as purchases of businesses pursuant to Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 805, “Business Combinations” (“ASC Topic 805”). In addition Star Bulk will purchase two vessels from the Heron JV (the “Heron Vessel Acquisition). The Heron Vessel Acquisition has been reflected in the Pro Forma Adjustments in the unaudited pro forma condensed combined financial information as a purchase of assets.

The unaudited pro forma condensed combined balance sheet as of March 31, 2014 is presented in thousands of U.S. dollars and gives effect to the Merger, the Pappas Company Acquisition and the Heron Vessel Acquisition as if such transactions were consummated on March 31, 2014. The unaudited pro forma condensed combined statements of income for the year ended December 31, 2013, and three months ended March 31, 2014, are presented in thousands of U.S. dollars and give effect to the Merger and the Pappas Company Acquisition as if such transactions closed on January 1, 2013.

These unaudited pro forma condensed combined financial statements are being presented for illustrative purposes only and, therefore, are not necessarily indicative of the financial position or results of operations that might have been achieved had the Pro Forma Transactions actually occurred on March 31, 2014 and January 1, 2013, respectively. They are not necessarily indicative of the results of operations or financial position of Star Bulk that may, or may not be expected to occur in the future. The unaudited pro forma condensed combined financial statements do not reflect any special items such as payments pursuant to change-of-control provisions or restructuring and integration costs that may be incurred as a result of the Pro Forma Transactions.

The following unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with Star Bulk’s audited consolidated financial statements and the related notes included in Star Bulk’s Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 21, 2014, Star Bulk’s press release announcing the financial results for the first quarter ended March 31, 2014, furnished with the SEC on Form 6-K on May 29, 2014 and in conjunction with Oceanbulk’s audited and unaudited combined financial statements and the related notes included in this proxy statement.

The cost of the acquisition of the Oceanbulk Companies and the Pappas Companies has been allocated to the estimated fair values of the identifiable assets and liabilities of the Oceanbulk Companies and the Pappas Companies pursuant to the acquisition method of accounting prescribed by ASC Topic 805, and is based on preliminary estimates of such respective fair values. Therefore, the cost of the business combination and the cost of the Heron Vessel Acquisition are based on the average closing market price of Star Bulk’s common share, as determined over a period of two days before and two days after the date that the terms of the acquisition are agreed to and announced on June 16, 2014, (the “Market Price Per Common Share”). Accordingly, the purchase price allocation and resulting pro forma adjustments have been made solely for the purpose of preparing the unaudited pro forma condensed combined financial statements for this proxy. As a consequence, the purchase price and the purchase price allocation are preliminary and subject to revision based on the final determination of the fair values of the identifiable assets and liabilities of the Oceanbulk Companies and the Pappas Companies and potential changes in the price of Star Bulk’s common shares. All the other pro forma adjustments and reclassifications are also preliminary.

STAR BULK CARRIERS CORP

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF MARCH 31, 2014

	AS OF MARCH 31, 2014
	Star Bulk Carriers	Oceanbulk Companies	Pappas Companies	Pro forma Adjustments		Pro Forma
	(in thousands of U.S. Dollars, except for share and per share data)
ASSETS					Note
CURRENT ASSETS
Cash and cash equivalents	$37,686	1,667	1	$(6,107)	2c	$33,247
Restricted cash, current	2,448	190	—	—		2,638
Trade accounts receivable	4,870	7,547	—	—		12,417
Inventories	5,000	5,674	—	—		10,674
Due from managers	81	—	—	—		81
Due from related parties	1,727	—	—	(1,436)	2d	291
Prepaid expenses and other receivables	2,679	969	3	—		3,651

Total Current Assets	54,491	16,047	4	(7,543)		62,999

FIXED ASSETS
Advances for vessels under construction and acquisition of vessels	80,605	149,465	22,342	190,718	2j	443,130
Vessels and other fixed assets, net	382,295	287,604	—	158,229	2k	828,128

Total Fixed Assets	462,900	437,069	22,342	348,947		1,271,258

OTHER NON-CURRENT ASSETS
Goodwill	—	—	—	14,491	2b	14,491
Long term Investment	527					527
Convertible loans receivable		23,680	—	(23,680)	2i	—
Deferred finance charges, net	1,901	695	80	1,365	2c	4,041
Restricted cash, non-current	13,370	6,000	—	—		19,370
Fair value of above market acquired time charter	6,412	—	—	2,359	2e	8,771

TOTAL ASSETS	$539,601	483,491	22,426	$335,939		$1,381,457

LIABILITIES & STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current portion of long term debt	$26,999	9,897	—	$2,733	2c	$39,629
Accounts payable	5,796	4,342	40	—		10,178
Due to related parties	1,799	676	300	(1,436)	2d	$1,339
Accrued liabilities	4,644	2,536	50	—		7,230
Deferred revenue	1,019	538	—	—		1,557

Total Current Liabilities	40,257	17,989	390	1,297		59,933

NON-CURRENT LIABILITIES
Long term debt	232,877	74,214	—	37,267	2c	344,358
Derivative liability	67	2,539	—	4,156	2b	6,762
Other non-current liabilities	275	—	—	—		275
Members’ Loans	—	408,838	—	(408,838)	2c	—

TOTAL LIABILITIES	273,476	503,580	390	(366,118)		411,328

STOCKHOLDERS’ EQUITY	266,125	(20,089)	22,036	702,057	2c	970,129

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$539,601	483,491	22,426	$335,939		$1,381,457

STAR BULK CARRIERS CORP

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2014

	THREE MONTHS ENDED MARCH 31, 2014
	Star Bulk Carriers	Oceanbulk Companies	Pappas Companies	Pro forma Adjustments		Pro Forma
	(in thousands of U.S. Dollars, except for share and per share data)
Revenues:					Note		Note
Voyage revenues	$19,381	10,613	—	$(284)	2e	$29,710
Management fee income	798		—	(548)	2f	250

	20,179	10,613	—	(832)		29,960
Expenses
Voyage expenses	2,445	4,919	—	—		7,364
Vessel operating expenses	8,005	5,533	47	—		13,585
Dry docking expenses	690	725	—	—		1,415
Depreciation	4,679	2,153	—	1,251	2g	8,083
General and administrative expenses	3,790	1,233	7	—		5,030
Management fees	—	548	—	(548)	2f	—
Other operational loss	90	—	—	—		90
Other operational gain	(169)	—	—	—		(169)

	19,530	15,111	54	703		35,398

Operating income / (loss)	649	(4,498)	(54)	(1,535)		(5,438)

Other Income / (Expenses):
Interest and finance costs	(1,363)	(964)	(65)	—		(2,392)
Interest on Members’ Loans	—	(966)	—	966	2h	—
Loss on derivative financial instruments, net	(158)	(1,116)	—	—		(1,274)
Interest and other income	(11)	(17)	(1)	—		(29)

Total other expenses, net	(1,532)	(3,063)	(66)	966		(3,695)

LOSS BEFORE EQUITY IN INCOME OF INVESTEE	(883)	(7,561)	(120)	(569)		(9,133)
Equity in income of investee	5	—	—	—		5

Net Loss	$(878)	(7,561)	(120)	$(569)		$(9,128)

Loss per share, basic	$(0.03)					$(0.11)

Loss per share, diluted	$(0.03)					$(0.11)

Weighted average number of shares outstanding, basic	28,849,559					82,953,759	2l

Weighted average number of shares outstanding, diluted	28,849,559					82,953,759	2l

STAR BULK CARRIERS CORP

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2013

	YEAR ENDED DECEMBER 31, 2013
	Star Bulk Carriers	Oceanbulk Companies	Pappas Companies	Pro forma Adjustments		Pro Forma
	(in thousands of U.S. Dollars, except for share and per share data)
Revenues:					Note		Note
Voyage revenues	$68,296	14,021	—	$(1,151)	2e	$81,166
Management fee income	1,598	—	—	(660)	2f	938

	69,894	14,021	0	(1,811)		82,104
Expenses
Voyage expenses	7,549	4,017	—	—		11,566
Vessel operating expenses	27,087	6,142	—	—		33,229
Dry docking expenses	3,519	3,248	—	—		6,767
Depreciation	16,061	2,656	—	1,753	2g	20,470
General and administrative expenses	9,910	4,097	14	—		14,021
Management fees	—	660	—	(660)	2f	—
Loss on sale of vessel	87	—	—	—		87
Other operational loss	1,125	—	—	—		1,125
Other operational gain	(3,787)	—	—	—		(3,787)

	61,551	20,820	14	1,093		83,478

Operating income/(loss)	8,343	(6,799)	(14)	(2,904)		(1,374)

Other Income / (Expenses):
Interest and finance costs	(6,814)	(786)	(30)	—		(7,630)
Interest on Members’ Loans	—	(1,412)	—	1,412	2h	—
Loss on derivative financial instruments, net	91	(1,423)	—	—		(1,332)
Interest and other income	230	5	—	—		235

Total other expenses, net	(6,493)	(3,616)	(30)	1,412		(8,727)

Net Income / (loss)	$1,850	(10,415)	(44)	(1,492)		$(10,101)

Preferential Deemed Dividend	—	(705)				(705)

Net Income / (loss) available to common shareholders / Members	1,850	(11,120)	(44)	(1,492)		(10,806)

Earnings / (loss) per share, basic	$0.13					$(0.16)

Earnings / (loss) per share, diluted	$0.13					$(0.16)

Weighted average number of shares outstanding, basic	14,051,344					68,155,544	2l

Weighted average number of shares outstanding, diluted	14,116,389					68,155,544	2l

Note 1—Description of transactions and basis of presentation:

Description	of Merger and Heron Vessel Acquisition

On June 16, 2014, Star Bulk announced that it had entered into a definitive agreement to acquire the Oceanbulk Companies (the “Merger Agreement”) and the Pappas Companies (the “Pappas Agreement”) and two vessels (the “Heron Vessels”) from Heron Ventures Ltd (the “Heron JV”), for consideration amounting to 48,395,766, 3,592,728 and 2,115,706 common shares, respectively, of Star Bulk. The Merger Agreement and the Pappas Agreement are fully described in the sections entitled “The Merger Agreement” and “The Pappas Agreement” contained elsewhere in this proxy statement and should be read in conjunction with these unaudited pro forma condensed combined financial statements. The “Heron Vessel Acqusition” is fully described also in the section entitled “The Merger Agreement”.

Assumptions

The unaudited pro forma condensed combined balance sheet as of March 31, 2014, are presented in thousands of U.S. dollars and gives effect to the Merger, the Pappas Company Acquisition and the Heron Vessel Acquisition as if such transactions were consummated on March 31, 2014. The unaudited pro forma condensed combined statements of income for the year ended December 31, 2013 and three months ended March 31, 2014, are presented in thousands of U.S. dollars and give effect to the Merger and the Pappas Company Acquisition as if such transactions closed on January 1, 2013. All of the pro forma adjustments, including those related to the Heron Vessel Acquisition, made to the unaudited pro forma condensed combined balance sheet and the unaudited pro forma condensed combined statements of income are discussed in Note 2, below.

With respect to the pro forma adjustments related to the unaudited pro forma condensed combined statements of income, only adjustments that are expected to have a continuing effect on the combined financial statements are taken into consideration. For example, the unaudited pro forma condensed combined financial statements do not reflect any restructuring expenses, payments pursuant to change-of-control provisions or integration costs that may be incurred as a result of the Merger.

Only adjustments that are factually supportable and that can be estimated reliably are taken into consideration. For example, the unaudited pro forma condensed combined financial statements do not reflect any cost savings potentially realizable from the elimination of certain expenses or from potential synergies, if any.

The cost of the acquisition of the Oceanbulk Companies and the Pappas Companies has been allocated to the estimated fair values of the identifiable assets and liabilities of the Oceanbulk Companies and the Pappas Companies pursuant to the acquisition method of accounting prescribed by ASC Topic 805, and is based on preliminary estimates of such respective fair values. Therefore, the cost of the business combination and the cost of the Heron Vessel Acquisition are based on the average closing market price of Starbulk’s common share, as determined over a period of two days before and two days after the date that the terms of the acquisition are agreed to and announced, on June 16, 2014, (the “Market Price Per Common Share”). Accordingly, the purchase price allocation and resulting pro forma adjustments have been made solely for the purpose of preparing the unaudited pro forma condensed combined financial statements for this proxy. As a consequence, the purchase price and the purchase price allocation are preliminary and subject to revision based on the final determination of the fair values of the identifiable assets and liabilities of the Oceanbulk Companies and the Pappas Companies and potential changes in the price of the Company’s common share. All other pro forma adjustments and reclassifications are also preliminary.

Note 2—Pro forma adjustments related to the Merger Agreement and Pappas Agreement:

a.	Events subsequent to March 31, 2014 up to the date of this Proxy Statement

On May 27, 2014, the vessel Magnum Opus, a 81,022 dwt, Kamsarmax dry bulk carrier, was delivered to Oceanbulk Companies from the shipyard Japan Marine United Corporation. The delivery installment of

Note 2—Pro forma adjustments related to the Merger Agreement and Pappas Agreement – (continued):

a.	Events subsequent to March 31, 2014 up to the date of this Proxy Statement – (continued)

$18,620 was financed by a new loan facility with Deutsche Bank AG of $85,000, concluded on May 20, 2014, under which the Oceanbulk Companies drew down an amount of $20,000, representing the first available tranche relating to the delivered vessel. In connection with the new loan agreement, Oceanbulk Companies paid arrangement fees amounting to $1,285, in May 2014. As of March 31, 2014, Oceanbulk Companies had paid as advances and capitalized costs amounted to $12,552. The pro forma adjustments to vessels and other fixed assets, net, amount to $31,201 and reflect the accounting for subsequent delivery of the vessel to Oceanbulk Companies.

On April 25, 2014, the vessel Tsu Ebisu, a 81,001 dwt Kamsarmax dry bulk carrier, was delivered to Pappas Companies from the shipyard Japan Marine United Corporation. The delivery installment of $18,622 was financed by a new loan facility with HSBC Bank plc of $20,000, concluded on April 14, 2014, under which Pappas Companies drew down the amount of $20,000. In connection with the new loan agreement, Pappas Companies paid arrangement fees amounting to $80, in April 2014. As of March 31, 2014, for the respective vessel Pappas Companies had paid as advances and capitalized costs amounted to $12,448. The pro forma adjustments to vessels and other fixed assets, net, amount to $31,070 and reflect the accounting for subsequent delivery of the vessel to Pappas Companies.

The above-described transactions relating to the Magnum Opus and Tsu Ebisu resulted in an increase in long-term debt and various corresponding changes to Advances for vessels under construction and acquisition of vessels and Vessels and other fixed assets, net, which are described in Notes 2c, 2j and 2k and are reflected in the Purchase Price Allocation as described in Note 2b.

On May 28, 2014, the entire $415,037 aggregate principal and interest of the Members’ Loans (which were loans made by the members of the Oceanbulk Companies to the Oceanbulk Companies), was converted into 415,037 Class A Units issued by Oceanbulk Companies to the respective members. As of March 31, 2014, there was $408,838 of accrued principal and interest with respect to the Members’ Loans. Subsequent to March 31, 2014 and before the conversion of the loan into equity an additional amount of $6,199 was recorded, consisting of an additional $4,870 of Members’ Loans incurred to finance the scheduled yard installment (described below) and accrued interest of $1,329, as further described in Notes 2c and 2j.

During May 2014, Oceanbulk Companies paid $4,870 for scheduled yard installments with respect to a newbuilding Capesize vessel (Hull HN 214—to be renamed Leviathan).

b.	Preliminary Purchase Price Allocation

Upon the completion of the Merger and the Pappas Company Acquisition, all of the outstanding membership interests of the Oceanbulk Companies and all of the membership interests of the Pappas Companies will automatically be converted into the right to receive an aggregate of 48,395,766 and 3,592,728, respectively, common shares of Star Bulk. In addition, at the closing of the Merger, the Company will issue and deposit into escrow an aggregate of 2,115,706 common shares, representing a portion of consideration for the acquisition of the two Heron Vessels. The shares issued for the two Heron vessels will go into escrow and will be released as described in the section entitled “The Merger Agreement—Dissolution and Winding Up of Heron” contained elsewhere in this proxy statement.

Note 2—Pro forma adjustments related to the Merger Agreement and Pappas Agreement – (continued):

b.	Preliminary Purchase Price Allocation – (continued)

In accordance with ASC Topic 805, the cost of the acquisition has been allocated to the estimated fair value of the identifiable assets of the Oceanbulk Companies and the Pappas Companies pursuant to the acquisition method under ASC Topic 805, “Business Combinations” and is based on preliminary estimates of their respective fair values. The fair value of the share consideration is based on the average closing market price of Starbulk’s common share, as determined over a period of two days before and two days after the date that the terms of the acquisition are agreed to and announced, on June 16, 2014, (the “Market Price Per Common Share”) of $13.012. The share price at the consummation of the Transactions may differ from the Market Price Per Common Share, which may impact the final amounts recorded as goodwill or gain from bargain purchase.

	Oceanbulk Companies	Pappas Companies	Total
	(in thousands of U.S. Dollars)
Preliminary Purchase Consideration
Amount to be paid in Star Bulk’s shares	$629,726	$46,748	$676,474	(i)
Estimated transaction costs	6,982	518	7,500	(ii)

Total Preliminary Purchase Consideration	$636,708	$47,266	$683,974

Less: Net Assets as of 31/03/2014 adjusted as follows:
Net Assets as of 31/03/2014	$(20,089)	$22,036	$1,947
Adjustment to cash & cash equivalents for delivery of Tsu Ebisu and Magnum Opus (Note 2c)	95	1,298	1,393	(iii)
Additions to Deferred Charges in connection with the two new loans of $85,000 and $20,000, respectively (Note 2a)	1,285	80	1,365	(iv)
Reclassify amounts advanced for Tsu Ebisu and Magnum Opus to vessels and other fixed assets, net, since the vessels delivered (Note 2a)	(12,552)	(12,448)	(25,000)	(iv)
Additions to advances for installment paid in connection to Oceanbulk Companies vessels under construction (Note 2a)	4,870	—	4,870	(iv)
Record to Vessels and other fixed assets, net, the amounts for the delivery of Tsu Ebisu and Magnum Opus, since the vessels delivered (Note 2a)	31,201	31,070	62,271	(iv)
Drawdown amounts under the new loan agreements of $85,000 and $20,000, respectively (Note 2a)	(20,000)	(20,000)	(40,000)	(iv)
Members Loan Conversion to Equity (Note 2a)	408,838	—	408,838	(iv)
Adjustment for the Convertible loan receivable from the Heron JV (Note 2i)	(23,680)	—	(23,680)	(v)

Adjusted Net Assets	369,968	22,036	392,004

	$266,740	$25,230	$291,970

Allocation of Purchase Consideration to reflect estimated Fair Value
Advances for vessels under construction	$170,168	$13,150	$183,318	(vi)
Vessels	92,028	3,930	95,958	(vi)
Fair value of above market acquired time charter	2,359	—	2,359	Note 2e
Interest rate swap as of June 2, 2014	(4,156)	—	(4,156)	(vii)

	$260,399	$17,080	$277,479

Fair Value of Net Assets	630,367	39,116	669,483

Preliminary Estimated Goodwill	$6,341	$8,150	$14,491

Note 2—Pro forma adjustments related to the Merger Agreement and Pappas Agreement – (continued):

b.	Preliminary Purchase Price Allocation – (continued)

i	The total amount to be paid in Star Bulk’s common shares is calculated based on the number of shares to be issued in the Transactions, as stated above, and the Market Price Per Common Share of $13.012.

ii.	These costs represent estimated costs directly related to the Transactions and consist of fees to be paid to financial and legal advisors and for accounting services and appraisals.

iii.	This amount represents the difference between the loan proceeds of the two facilities secured by vessels Tsu Ebisu and Magnum Opus (See Note 2a) and the last installment paid to the shipyard upon their delivery minus the financing fees paid in connection to the aforementioned loan facilities.

iv.	See Note 2a, which describes events occurring subsequent to March 31, 2014.

v.	This amount represents the adjustment of a convertible loan receivable provided to the Heron JV by Oceanbulk Companies, since the total purchase consideration for the Oceanbulk Companies does not include this convertible loan receivable (See Note 2i).

vi.	The amount indicates the preliminary estimated fair value of the vessels and newbuilding contracts of the Oceanbulk Companies and the Pappas Companies as quoted by three independent vessel appraisers as of June 2, 2014, June 9, 2014 and June 10, 2014.

vii.	The amount represents the market value of the Oceanbulk Companies’ interest rate swap agreement as of June 2, 2014.

Based on the aforementioned assumptions and adjustments and the preliminary allocation of the purchase price, the Company estimates that the Transactions will result in a goodwill of $14,491. This goodwill is based on the excess of the aggregate purchase consideration of $683,974 (which includes an estimated transaction costs of $7,500 over the $669,482 estimated fair value of net assets acquired). Approximately 51% of the resulting goodwill is attributed to the transaction costs ($7,500) which are a customary expense in transactions similar to the Transactions. Furthermore the substantial increase in the price of common shares of Star Bulk over the last five business days (13.57% on a cumulative basis) has resulted in a Market Price Per Common Share above the estimated fair value per share of net assets acquired and ultimately in an estimated preliminary goodwill of $14,491.

Note 2—Pro forma adjustments related to the Merger Agreement and Pappas Agreement – (continued):

c.	Cash, Deferred Finance Charges, Long-Term Debt, Members’ loan and Stockholders Equity

	DR/ (CR)
			Long Term Debt
	Cash and cash equivalents	Deferred finance charges, net			Members’ loans	Stockholders’ equity
			Current portion	Long term
	(in thousands of U.S. Dollars)
As per Star Bulk unaudited balance sheet as of March 31, 2014	$37,686	$1,901	$(26,999)	$(232,877)	—	$(266,125)
As per Oceanbulk Companies unaudited balance sheet as of March 31, 2014	1,667	695	(9,897)	(74,214)	(408,838)	20,089
As per Pappas Companies unaudited balance sheet as of March 31, 2014	1	80	—	—	—	(22,036)
Pro forma adjustments:
Estimated transaction costs (Note 2bii)	(7,500)	—	—	—	—	—
Pappas Companies—Arrangement fees paid in relation to new loan of $20,000 in April 2014 (Note 2a)	(80)	80	—	—	—	—
Oceanbulk Companies—Arrangement Fees paid in relation to new loan of $85,000 in May 2014 (Note 2a)	(1,285)	1,285	—	—	—	—
Oceanbulk Companies—Additional Members’ Loans (for Leviathan installment, Note 2a) and accrued interest	—	—	—	—	(6,199)	—
Oceanbulk Companies—Conversion of Members’ Loans to Equity (Note 2a)	—	—	—	—	415,037	—
Oceanbulk Companies—Drawdown of $20,000 from the new loan facility of $85,000 in order to finance the delivery installment for Magnum Opus (Note 2a)	1,380	—	(1,333)	(18,667)	—	—
Pappas Companies—Drawdown amount under the new loan of $20,000 in order to finance the delivery installment for vessel Tsu Ebisu (Note 2a)	1,378	—	(1,400)	(18,600)	—	—
Reflect the consideration to be settled in Star Bulk’s Common Shares which will be held in escrow for Heron Vessels	—	—	—	—	—	(27,530	)(1)
Reflect the consideration to be settled in Star Bulk’s Common Shares for the acquisition of Oceanbulk and Pappas Companies	—	—	—	—	—	(676,474	)(2)
Reversal of Oceanbulk’s net assets as of March 31, 2014	—	—	—	—	—	(20,089)
Reversal of Pappas Companies’ net assets as of March 31, 2014	—	—	—	—	—	22,036

Pro forma Adjustments	$(6,107)	$1,365	$(2,733)	$(37,267)	$408,838	$(702,057)

Unaudited Pro forma amounts as of March 31, 2014	$33,247	$4,041	$(39,629)	$(344,358)	$—	$(970,129)

(1)	This amount is calculated based on the 2,115,706 Star Bulk common shares to be issued at the Market Price Per Common Share of $13.012, for the acquisition of the Heron Vessels. Such shares will be deposited into escrow. Refer to Note 2i below.

Note 2—Pro forma adjustments related to the Merger Agreement and Pappas Agreement – (continued):

c.	Cash, Deferred Finance Charges, Long-Term Debt, Members’ loan and Stockholders Equity – (continued)

(2)	This amount is calculated based on the 51,988,494 Star Bulk common shares to be issued at the Market Price Per Common Share of $13.012, for the acquisition of Oceanbulk Companies and the Pappas Companies.

d.	Due from related parties / Due to related parties

All intercompany balances arising from the management of Oceanbulk Companies vessels from Star Bulk are eliminated.

e.	Fair value of above market acquired time charter

The amount relates to assets arising from the fair value of Oceanbulk Companies’ long term time charter contracts (“Charters Assumed”) at above market terms to be assumed by Star Bulk upon consummation of the Transactions. Fair value is determined by reference to market data. The preliminary estimated amounts reflected as an asset in the unaudited pro forma condensed combined balance sheet are based on the difference between the current fair value of charters with similar characteristics as the Charters Assumed and the net present value of future contractual cash flows from the Charters Assumed. The respective assets are amortized as a reduction of revenue over the period of the charters assumed. The remaining useful life of the Charters Assumed is two years. This reduction for the twelve months ended December 31, 2013, and three months ended March 31, 2014, was $1,151 and $284, respectively.

f.	Management fee income/ Management fee

All intercompany revenues and expenses arising from Star Bulk’s management of Oceanbulk Companies’ vessels are eliminated.

g.	Depreciation

To record increased depreciation of vessels based on the preliminary fair values assigned to the vessels using Star Bulk’s estimated useful life of 25 years and net of adjustment of scrap value price of $200 per ton in line with Star Bulk’s accounting policy.

h.	Interest on Members’ Loans

Interest expense with respect to the Members’ Loans is eliminated as a result of the conversion of the Members’ Loans into equity as if it has occurred on January 1, 2013.

i.	Convertible loan receivable and acquisition of HeronVessels

Reflects the assumption by Star Bulk (through its acquisition of the Oceanbulk Companies) of an outstanding loan receivable that is convertible into 50% of the equity interests of the Heron JV. Pursuant to the Merger Agreement, Star Bulk will pay $25,000 in cash and the Heron Consideration, consisting of 2,115,706 Star Bulk common shares, which will be released from escrow to the Sellers at the time the Heron JV distributes its Core Vessels to Oceanbulk and ABY, whereupon the two Heron Vessels will be transferred to Star Bulk. The completion of this transaction will ultimately result in a decrease in the convertible loan receivable and an increase in vessels and other fixed assets, net. Based on the provisions of the Merger Agreement, Star Bulk expects that the transfer of the two Heron Vessels will be completed within the third quarter of 2014, with the following key milestones occurring after the closing of the Merger:

•	Star Bulk will exercise its option to convert the convertible loan into a 50% equity interest in the Heron JV, where the Oceanbulk Sellers will remain as ultimate beneficial owners of the Heron JV, until the Heron JV is dissolved.

Note 2—Pro forma adjustments related to the Merger Agreement and Pappas Agreement – (continued):

i.	Convertible loan receivable and acquisition of HeronVessels – (continued)

•	The two Heron Vessels will be distributed to Star Bulk from the Heron JV. Upon such distribution, Star Bulk will instruct the escrow agent to release the 2,115,706 common shares held in Escrow and to disburse $25,000 in cash to the Sellers. Star Bulk expects that the $25,000 cash payment will be financed by a debt facility with CIT.

•	Giving effect to all of the above transactions by the end of the third quarter of 2014, Star Bulk will have acquired:

      a) The two Heron Vessels in exchange for 2,115,706 common shares and $25,000 in cash; and

      b) 50% of the equity capital of the Heron JV. This investment is estimated to have zero value for Starbulk since the $5,000 in cash that will be retained by the Heron JV will be used to satisfy future liabilities. The Heron JV will have no vessels or other operating expenses.

•	Heron JV will be liquidated, and any remaining cash will be distributed to Star Bulk and further transferred to the Oceanbulk Sellers as per the Merger Agreement.

Based on the above expected sequence of events, Star Bulk assessed that after the completion of the aforementioned events and prior to the final liquidation of Heron JV, the accounting effect on its financial position will be:

•	Star Bulk will have acquired the two Heron Vessels for a total consideration of 2,115,706 common shares and $25,000 in cash;

•	Under the Merger Agreement, Star Bulk has agreed to incur new debt of $25,000 to finance the $25,000 cash payment in respect of the two Heron Vessels; and

•	Star Bulk will also own the 50% of the equity capital of the Heron JV, and per the provision of the Merger Agreement any cash left after the final liquidation of the Heron JV will be transferred to the Oceanbulk Sellers, and Star Bulk will have no economic benefit from the Heron JV liquidation process.

Consequently for the purposes of preparation of these unaudited pro forma condensed combined financial statements and the allocation of the purchase price in the Transactions, Star Bulk has elected to make the following pro forma adjustments to reflect:

•	the acquisition by Star Bulk of the two Heron Vessels; and

•	the conversion of the $23,680 outstanding convertible loan into a 50% equity interest in the Heron JV, for which based on the sequence of events stated above Star Bulk estimates that has a fair value equal to $0, as no economic benefit will be provided to Star Bulk from the process described above.

j.	Advances for vessels under construction and acquisition of vessels

The pro forma adjustments to Advances for vessels under construction and acquisition of vessels are as follows:

Pro forma adjustment to reflect fair values of Advances for vessels under construction	$183,318	Note 2b
Reclassify amounts advanced for Tsu Ebishu and Magnum Opus to Vessels and other fixed assets, net, since the vessels delivered	(25,000)	Note 2b
Additions to advances for installment paid in connection to Oceanbulk Companies vessels under construction	4,870	Note 2b
Advances for Heron Vessels paid in shares held in escrow	27,530	Note 2c and 2i

Total adjustments	$190,718

Note 2—Pro forma adjustments related to the Merger Agreement and Pappas Agreement – (continued):

k.	Vessels and other fixed assets, net

The pro forma adjustments to Vessels and other fixed assets, net are as follows:

Pro forma adjustment to reflect fair values of vessels	$95,958	Note 2b
Record to Vessels and other fixed assets, net, the amounts for the delivery of Tsu Ebisu and Magnum Opus	62,271	Note 2b

Total adjustments	$158,229

l.	Pro forma weighted average number of shares outstanding, basic and diluted

Pro forma weighted average number of shares outstanding, basic and diluted for the three months ended March 31, 2014 and for the year ended December 31, 2013, includes (i) 51,988,494 Star Bulk common shares to be issued upon the consummation of the Merger Agreement and Pappas Agreement and (ii) 2,115,706 common shares to be issued and will be held in escrow pending the transfer of the Heron Vessels from the Heron JV.

Pro forma weighted average number of shares outstanding, diluted for the year ended December 31, 2013, does not include the dilutive effect of 65,045 non vested issuable under Star Bulk’s equity incentive plan which was included in the historical year ended December 31, 2013, since the pro forma result is net loss and therefore their effect would be anti-dilutive.

SUMMARY HISTORICAL COMBINED FINANCIAL AND OTHER OPERATING DATA OF OCEANBULK

The financial statements that are discussed in this Summary Historical Combined Financial and Other Operating Data of Oceanbulk are the combined results of Oceanbulk Shipping and Oceanbulk Carriers and their wholly owned, consolidated subsidiaries for the periods and as of the dates indicated. The historical results of operations, assets and liabilities of Oceanbulk Shipping and Oceanbulk Carriers have been combined because they were under common control by the members of the Oceanbulk Holdcos.

The summary historical combined financial data of Oceanbulk as of and for the year ended December 31, 2013 and the period from October 4, 2012 through December 31, 2012 were derived from the audited historical financial statements of Oceanbulk, which have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Oceanbulk’s summary historical combined financial data presented below as of and for the three month periods ended March 31, 2014 and 2013 have been prepared on the same basis as its audited combined financial statements. Such data are derived from Oceanbulk’s unaudited interim condensed combined financial statements included in this proxy statement and, in the opinion of management, include all adjustments (consisting of only normal, recurring adjustments) necessary for a fair presentation thereof. The historical results of operations, assets and liabilities of Oceanbulk have been combined because they were under common control by the members of the Oceanbulk Holdcos.

Oceanbulk’s historical results are not necessarily indicative of future operating results. The summary combined financial data presented below is qualified in its entirety by reference to, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Oceanbulk” and the historical combined financial statements of Oceanbulk included elsewhere in this proxy statement.

	Three month period ended March 31, 2014	Three month period ended March 31, 2013	Year ended December 31, 2013	Period from October 4, 2012 through December 31, 2012
	($ in thousands, except per day amounts)
Income Statement Data:
Voyage revenues	$10,613	$2,100	$14,021	$1,975
Voyage expenses	(4,919)	(1,678)	(4,017)	(1,431)
Vessel operating expenses	(5,533)	(476)	(6,142)	(574)
Management fees(1)	(548)	(68)	(660)	(76)
Depreciation	(2,153)	(329)	(2,656)	(271)
Dry docking and special survey costs	(725)	—	(3,248)	—
General and administrative expenses to related parties(2)	(1,207)	(920)	(3,683)	(860)
General and administrative expenses	(26)	(2)	(414)	(4)

Operating loss	(4,498)	(1,373)	(6,799)	(1,241)
Interest on long-term debt	(879)	—	(628)	—
Amortization of deferred financing fees	(58)	—	(23)	—
Other bank and financing charges	(27)	(4)	(135)	—
Interest on Members’ Loans(3)	(966)	(212)	(1,412)	(167)
Loss on derivative financial instruments	(1,116)	—	(1,423)	—
Other income, net	(17)	3	5	—

Net loss	$(7,561)	$(1,586)	$(10,415)	$(1,408)

	Three month period ended March 31, 2014	Three month period ended March 31, 2013	Year ended December 31, 2013	Period from October 4, 2012 through December 31, 2012
	($ in thousands, except per day amounts)
Cash Flow Data:
Net Cash used in Operating activities	$(6,989)	(679)	$(3,895)	$(4,352)
Net Cash used in Investing activities	(200,052)	(9,840)	(202,229)	(62,302)
Net Cash provided by Financing activities	178,729	9,840	234,955	67,802
Other Data:
Number of vessels at the end of the year	11	1	6	1
Average number of vessels in operation(4)	8.0	1.0	2.4	0.2
Average age of vessels in operation at end of period (years)	5.6	1.8	6.3	1.5
Ownership Days(5)	723	90	880	73
Available Days(6)	712	90	797	73
Time Charter Equivalent Rate per day(7)	$7,995	$4,684	$12,552	$7,442
Fleet Utilization(8)	98%	100%	91%	100%
Operating Expenses per day(9)	$5,547	$5,245	$5,264	$5,783
Adjusted EBITDA(10)	$(1,620)	$(1,044)	$(895)	$(970)

	March 31, 2014	December 31, 2013
	($in thousands)
Balance Sheet Data:
Cash and cash equivalents	$1,667	$29,979
Restricted cash	6,190	6,193
Total current assets	16,264	38,002
Advances for vessel acquisition and vessels under construction	149,465	110,189
Vessels, net	287,604	151,994
Total assets	483,491	306,713
Total current liabilities	19,467	15,953
Long-term debt, excluding current portion	74,214	76,688
Members’ Loans	408,838	226,005
Total Members’ / Stockholders equity	(20,089)	(12,528)

(1)	Management fees include technical management fees that were paid to Star Bulk by Oceanbulk for the year ended December 31, 2013 and the period from October 4, 2012 through December 31, 2012 of $0.7 million and $0.1 million, respectively, as well as for the three month periods ended March 31, 2014 and 2013 of $0.6 million and $0.1 million, respectively.
(2)	Oceanbulk Maritime has historically provided commercial management and administrative services to Oceanbulk. During the year ended December 31, 2013 and the period from October 4, 2012 through December 31, 2012, $3.7 million and $0.9 million, respectively, as well as for the three month periods ended March 31, 2014 and 2013 of $1.2 million and $0.9 million, respectively, of fees were recorded as general administrative expenses. In addition $0.1 million and $nil, respectively, relating to the supervision of Oceanbulk’s newbuilding vessels, by Oceanbulk Maritime, during the year ended December 31, 2013 and the period from October 4, 2012 through December 31, 2012 as well as $0.1 million and $nil, respectively, for the three month periods ended March 31, 2014 and 2013, were capitalized within advances for vessels under construction.
(3)	Represents interest on loans (provided in the form of convertible notes) by the Oceanbulk Holdcos. On May 28, 2014 such loans (together with accrued interest) were converted into membership units of Oceanbulk. Accordingly no further interest on Members’ Loans will be recorded following May 28, 2014.
(4)	Represents the average number of vessels that constituted Oceanbulk’s fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of Oceanbulk’s fleet during the period divided by the number of calendar days in the period.

(5)	Ownership Days are the total calendar days each vessel was owned by Oceanbulk for the relevant period. Ownership Days are an indicator of the size of Oceanbulk’s fleet over a period and affect both the amount of revenues and the amount of expenses that Oceanbulk records during a period.
(6)	Available Days are the total number of Oceanbulk’s Ownership Days less the aggregate number of days that Oceanbulk’s vessels were off-hire due to scheduled repairs or repairs under guarantees, vessel upgrades or special surveys and the aggregate amount of time that Oceanbulk spends positioning its vessels for such events. The shipping industry uses Available Days to measure the number of days in a period during which vessels should be capable of generating revenues.
(7)	Time Charter Equivalent Rate per day is a measure of the average daily revenue performance of a vessel. For time charters, this is calculated by dividing total voyage revenues, less any voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all of the vessel voyage-related expenses. However, Oceanbulk may incur voyage-related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable U.S. GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and assists Oceanbulk’s management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. Oceanbulk’s calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of Oceanbulk’s TCE rates for the periods indicated (amounts in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars and Available Days):

	Three month period ended March 31, 2014	Three month period ended March 31, 2013	Year ended December 31, 2013	Period from October 4, 2012 through December 31, 2012
Voyage Revenues	$10,613	$2,100	$14,021	$1,975
Voyage Expenses	(4,919)	(1,678)	(4,017)	(1,431)

Time charter equivalent revenues	$5,694	$422	$10,004	$544

Total Available Days	712	90	797	73
Time charter equivalent rate per day	$7,995	$4,684	$12,552	$7,442

(8)	Fleet Utilization (which reflects off-hire days during which vessels are unavailable due to scheduled maintenance and dry docking) is the percentage of time that Oceanbulk’s vessels were available for revenue generation, and is determined by dividing Available Days by fleet Ownership Days during that period. The shipping industry uses Fleet Utilization to measure a company’s efficiency in finding employment for its vessels.
(9)	Operating Expenses include crew costs, provisions, deck and engine stores, lubricating oil, insurance, and maintenance and repairs, and are calculated by dividing vessel operating expenses, excluding any one-off expenses incurred in the period of the vessel’s delivery, by fleet Ownership Days for the relevant time period.
(10)	EBITDA is a non-GAAP performance measure that is calculated by adding depreciation and amortization expense, interest and taxes to net income (loss). Adjusted EBITDA is calculated by further adjusting EBITDA to exclude dry docking and special survey costs (for comparability purposes, as a number of Oceanbulk’s peers use the deferral method of accounting for such costs, which records them as amortization expense for the respective period), other bank and financing charges and the effects of various items that in Oceanbulk’s management’s opinion do not directly reflect the ordinary-course of operations of Oceanbulk’s, such as gain (loss) on derivative financial instruments and other income (expense). Oceanbulk expects in the future that it may further adjust EBITDA to eliminate the effects of other such items, including non-cash compensation expense.

Oceanbulk believes that Adjusted EBITDA assists its management and investors by providing useful information that increases the comparability of its operating performance from period to period and against the operating performance of other companies in its industry that provide EBITDA-based information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income/loss between periods. In addition, Oceanbulk presents Adjusted EBITDA as a supplemental measure of its performance because Oceanbulk believes it represents a meaningful presentation of the financial performance of its core operations, without the impact of the various items excluded, in order to provide period-to-period comparisons that are more consistent and more easily understood. Oceanbulk believes that including Adjusted EBITDA as a measure of operating performance may help investors in (a) selecting between investing in Oceanbulk and other investment alternatives and (b) monitoring Oceanbulk’s ongoing financial and operational strength in assessing whether to continue to hold interests in Oceanbulk.

EBITDA and Adjusted EBITDA are not measures of financial performance under U.S. GAAP. Oceanbulk’s EBITDA-based measures have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of Oceanbulk’s results as reported under U.S. GAAP. Some of these limitations are:

•	they do not reflect every expenditure, future requirements for capital expenditures or contractual commitments;

•	they do not reflect the significant interest expense or the amounts necessary to service interest or principal payments on Oceanbulk’s debt;

•	they do not reflect income tax expense, and because the payment of taxes is part of Oceanbulk’s operations, tax expense is a necessary element of Oceanbulk’s costs and ability to operate;

•	although depreciation and amortization are eliminated in the calculation of EBITDA-based measures, the assets being depreciated and amortized will often have to be replaced or will require improvements in the future, and Oceanbulk’s EBITDA-based measures do not reflect any costs of such replacements or improvements;

•	they do not reflect the impact of earnings or charges resulting from matters Oceanbulk considers not to be indicative of its ongoing operations; and

•	other companies in Oceanbulk’s industry may calculate these measures differently from the way it does, limiting their usefulness as comparative measures.

Oceanbulk compensates for these limitations by using its EBITDA-based measures along with other comparative tools, together with U.S. GAAP measures, to assist in the evaluation of operating performance. Such U.S. GAAP measures include operating income/loss, net income/loss, cash flows from operations and other cash flow data. Oceanbulk has significant uses of cash, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in its EBITDA-based measures.

Oceanbulk’s EBITDA-based measures are not measures of financial performance under U.S. GAAP and are not intended as alternatives to net income/loss as indicators of its operating performance or as alternatives to any other measure of performance in conformity with U.S. GAAP.

The following table reconciles EBITDA and Adjusted EBITDA to Oceanbulk’s net income (loss), the most directly comparable U.S. GAAP measure, for the periods presented:

	Three month period ended March 31, 2014	Three month period ended March 31, 2013	Year ended December 31, 2013	Period from October 4, 2012 through December 31, 2012
Net loss	$(7,561)	$(1,586)	$(10,415)	$(1,408)
Interest on long-term debt	879	—	628	—
Interest on Members’ Loans	966	212	1,412	167
Depreciation	2,153	329	2,656	271
Amortization of deferred financing fees	58	—	23	—

EBITDA	$(3,505)	$(1,045)	$(5,696)	$(970)
Loss on derivative financial instruments	1,116	—	1,423	—
Dry docking and special survey costs	725	—	3,248	—
Other bank and financing costs	27	4	135	—
Other (income)	17	(3)	(5)	—

Adjusted EBITDA	$(1,620)	$(1,044)	$(895)	$(970)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS OF OCEANBULK

The following discussion and analysis should be read in conjunction with the “Selected Historical Combined Financial and Other Operating Data of Oceanbulk” and the accompanying combined financial statements and related notes included elsewhere in this proxy statement. The following discussion contains forward-looking statements that reflect Oceanbulk’s future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside Oceanbulk’s control. Oceanbulk’s actual results could differ materially from those discussed in these forward-looking statements. Please read “Risk Factors” and “Forward-Looking Statements.” In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur.

The financial statements that are discussed in this Management’s Discussion and Analysis of Financial Condition and Results of Operations of Oceanbulk are the combined results of Oceanbulk Shipping and Oceanbulk Carriers and their wholly owned, consolidated subsidiaries for the periods and as of the dates indicated. The historical results of operations, assets and liabilities of Oceanbulk Shipping and Oceanbulk Carriers have been combined because they were under common control by the Sellers. All vessel statistics discussed in this Management’s Discussion and Analysis of Financial Condition and Results of Operations of Oceanbulk do not include the vessels owned by the Heron JV. References to “eco-vessels” are to vessels that are designed to be more fuel-efficient than standard vessels of similar size.

Overview

On a fully delivered basis, Oceanbulk will have a fleet of 37 vessels consisting primarily of Newcastlemax / Capesize as well as Kamsarmax and Ultramax vessels with a carrying capacity between 55,000 dwt and 209,000 dwt. Oceanbulk’s fleet will include 12 existing vessels, including a newly built and delivered vessel, Magnum Opus, and 25 vessels currently under construction in Japan and China. Oceanbulk’s vessels transport a broad range of bulk commodities along worldwide shipping routes.

Oceanbulk’s existing fleet of 12 vessels has an aggregate capacity of approximately 1.4 million dwt, and Oceanbulk has under contract 25 eco-vessels, 22 of which are scheduled to be delivered during 2014 and 2015. By the end of the second quarter of 2016, Oceanbulk expects its fleet to consist of 37 wholly owned vessels, with an average age of 3.1 years and an aggregate capacity of 5.0 million dwt.

Currently, because of prevailing market conditions, Oceanbulk primarily employs its vessels under spot or voyage charters. The vessel owner benefits from any fuel savings that can be achieved in a spot or voyage charter (particularly for eco-vessels) because fuel is paid for by the vessel owner. Two of Oceanbulk’s Post-Panamax vessels, Amami and Madredeus, were acquired subject to long-term charters to Glocal Japan Inc. through April and June 2016, respectively, at a gross charterhire rate of $15,000 per day.

Oceanbulk Shipping was formed in October 2012, and Oceanbulk Carriers was formed in April 2013. While Oceanbulk did have historical vessel operations during the year ended December 31, 2013 and the period from October 4, 2012 through December 31, 2012, as well as during the three month periods ended March 31, 2014 and 2013, such operations are likely not to be indicative of Oceanbulk’s vessel operations once its fleet is fully built. The following table indicates the number of wholly owned vessels (and the aggregate capacity of those vessels) that were in operation as of the dates specified:

Date	Number of Vessels in Operation	Aggregate Capacity (dwt)
December 31, 2012(1)	1	181,433
September 30, 2013	4	470,006
December 31, 2013	6	827,849
March 31, 2014(2)	11	1,366,365

(1)	There was one vessel in operation until two additional vessels were acquired in July 2013.
(2)	As of March 31, 2014, Oceanbulk also had a 50% interest in Heron, a joint venture owning 12 vessels,.

In addition, because all of Oceanbulk’s 25 newbuilding vessels will be eco-vessels, depending on charterhire rates and cost of bunkers, Oceanbulk will be better able to take advantage of fuel efficiency savings when those vessels are chartered than is the case with its existing, as of March 31, 2014, 11 vessels.

Management fees include technical management fees that were paid to Star Bulk by Oceanbulk of $0.7 million and $0.1 million, respectively, in the year ended December 31, 2013 and the period from October 4, 2012 through December 31, 2012, as well as for the three month periods ended March 31, 2014 and 2013 of $0.6 million and $0.1 million, respectively. Oceanbulk Maritime has historically provided commercial management and administrative services to Oceanbulk. During the year ended December 31, 2013 and the period from October 4, 2012 through December 31, 2012, $3.7 million and $0.9 million, respectively, as well as for the three month periods ended March 31, 2014 and 2013 of $1.2 million and $0.9 million, respectively, of fees charged by Oceanbulk Maritime were recorded as general administrative expenses. In addition, $0.1 million and $nil, respectively, relating to the supervision of Oceanbulk’s newbuilding vessels, by Oceanbulk Maritime, during the year ended December 31, 2013 and the period from October 4, 2012 through December 31, 2012 as well as $0.1 million and $nill, respectively, for the three month periods ended March 31, 2014 and 2013 were capitalized within advances for vessels under construction.

Profits Interests

Pursuant to an agreement (the “Profits Interest Agreement”) among affiliates of Oaktree, Oceanbulk Maritime S.A. and Messrs. Pappas and Norton, Messrs. Pappas and Norton are eligible for a share of the profits of Oaktree, subject to Oaktree and its affiliates achieving certain internal rate of return and capital multiples on their original investment in Oceanbulk. This award will be payable only by affiliates of Oaktree and not by Oceanbulk. As of March 31, 2014 and December 31, 2013, no awards had vested, and no payments had yet been made under the Profits Interest Agreement. While Oceanbulk is, as of March 31, 2014, a party to a side letter to the Profits Interest Agreement, the Agreement will be amended prior to the proposed Transactions, to remove Oceanbulk as a party.

Key Performance Indicators

Oceanbulk believes that the following are the most important measures for analyzing its results of operations:

•	Average number of vessels: Average number of vessels is the average number of vessels that constituted Oceanbulk’s fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of Oceanbulk’s fleet during the period divided by the number of calendar days in the period.

•	Ownership Days: Ownership Days are the total calendar days each vessel in Oceanbulk’s fleet was owned by it for the relevant period. Ownership Days are an indicator of the size of Oceanbulk’s fleet over a period and affect both the amount of revenues and the amount of expenses that Oceanbulk records during a period.

•	Available Days: Available Days are the total number of Oceanbulk’s Ownership Days less the aggregate number of days that Oceanbulk’s vessels were off-hire due to scheduled repairs or repairs under guarantees, vessel upgrades or special surveys and the aggregate amount of time that Oceanbulk spends positioning its vessels for such events. The shipping industry uses Available Days to measure the number of days in a period during which vessels should be capable of generating revenues.

•

Time charter equivalent rates: Time charter equivalent rate per day is a measure of the average daily revenue performance of a vessel. For time charters, this is calculated by dividing total voyage revenues, less any voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all of the vessel voyage-related expenses. However, Oceanbulk may incur voyage-related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable U.S. GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and assists Oceanbulk’s management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. Oceanbulk’s calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of Oceanbulk’s TCE rates for the periods indicated (amounts in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars, and Available Days):

	3 month period ended March 31, 2014	3 month period ended March 31, 2013	Year ended December 31, 2013	Period from October 4, 2012 through December 31, 2012
Voyage Revenues	$10,613	$2,100	$14,021	$1,975
Voyage Expenses	(4,919)	(1,678)	(4,017)	(1,431)

Time charter equivalent revenues	$5,694	$422	$10,004	$544

Total Available Days	712	90	797	73
Time charter equivalent rate per day	$7,995	$4,684	$12,552	$7,442

•	Fleet Utilization: Fleet Utilization (which reflects off-hire days during which vessels are unavailable due to scheduled maintenance and dry docking) is the percentage of time that Oceanbulk’s vessels were available for revenue generating, and is determined by dividing Available Days by fleet Ownership Days during that period. The shipping industry uses Fleet Utilization to measure a company’s efficiency in finding employment for its vessels.

•	Daily Vessel Operating expenses: Daily vessel operating expenses include crew costs, provisions, deck and engine stores, lubricating oil, insurance, and maintenance and repairs, and are calculated by dividing vessel operating expenses, excluding any one-off expenses incurred in the period of the vessel’s delivery, by fleet Ownership Days for the relevant time period.

•	Adjusted EBITDA: EBITDA is a non-GAAP performance measure that is calculated by adding depreciation and amortization expense, interest and taxes to net income (loss). Adjusted EBITDA is calculated by further adjusting EBITDA to exclude dry docking and special survey costs (for comparability purposes, as a number of Oceanbulk’s peers use the deferral method of accounting for such costs, which records them as amortization expense for the respective period), other bank and financing charges and the effects of various items that in Oceanbulk’s management’s opinion do not directly reflect the ordinary-course of operations of Oceanbulk, such as gain/(loss) on derivative financial instruments and other income/(expense). Oceanbulk expects in the future that it may further adjust EBITDA to eliminate the effects of other such items, including non-cash compensation expense. For more information regarding the uses and limitations of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net loss, see note 10 to “Summary Historical Combined Financial and Other Operating Data of Oceanbulk.”

Presentation of Financial information

Voyage Revenues

Voyage revenues consist primarily of revenues from voyage and time charters of Oceanbulk’s vessels. Oceanbulk’s revenues are driven primarily by the number of vessels in its fleet, the number of days during which its vessels operate and the daily charterhire rates that its vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of its charters;

•	its decisions relating to vessel acquisitions and disposals;

•	the amount of time that it spends positioning its vessels;

•	the amount of time that its vessels spend in dry dock undergoing repairs and maintenance;

•	maintenance and upgrade work;

•	the age, condition and specifications of its vessels;

•	levels of supply and demand in the dry bulk shipping industry; and

•	other factors affecting spot market charter rates for dry bulk carriers.

Oceanbulk charters its vessels to charterers primarily under voyage or time charters. A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed freight per ton of cargo or a specified total amount. Under spot market voyage charters, Oceanbulk pays specific voyage expenses, such as port, canal and bunker fuel costs, as well as operating expenses, such as crew, insurance, repair services, spares, stores and lubricants. As a result of this arrangement, any cost savings due to reduced fuel consumption are directly for the account of the shipowner, and therefore spot market voyage charters may be more advantageous for more fuel-efficient vessels. Spot charter rates are volatile and fluctuate on a seasonal and year-to-year basis. Fluctuations may result from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Vessels operating in the spot market generate revenue that is less predictable, but operating in this market may enable Oceanbulk to capture increased profit margins during periods of improvements in dry bulk vessel charter rates.

Time charters give Oceanbulk fixed revenue for a known period of time and stable cash flows. Under time charters, Oceanbulk covers operating expenses, but the charterer covers voyage expenses, including port, canal and bunker fuel costs. As a result, negotiation of a time charter rate depends in part on the anticipated fuel consumption of a vessel, and there is no guarantee that a time charter will fully compensate Oceanbulk for the savings realized by the charterer when chartering a ship that is more fuel efficient than a typical vessel. Oceanbulk may also enter into time charter contracts with profit-sharing agreements, which enable it to benefit if the spot market increases.

Voyage Expenses

Voyage expenses, primarily consisting of port, canal and bunker fuel expenses that are unique to a particular charter, are paid for by the charterer under the time charter arrangements or by the owner under voyage charter arrangements, except for commissions, which are always paid by the owner, regardless of charter type. Voyage expenses are also paid by Oceanbulk during periods when its ships are off-hire, and such voyage expenses are recognized when incurred. Oceanbulk may incur voyage-related expenses for a vessel when positioning or repositioning the vessel before or after the period of a charter, during periods of commercial waiting time or while the vessel is off-hire during a period of dry docking.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricant costs, statutory and classification expenses, forwarding and communications expenses and other miscellaneous expenses. Vessel operating expenses also include all peripheral expenses incurred while vessels perform their classification special survey and dry docking, such as spare parts, port dues, tugs, service engineer attendance etc. Vessel operating expenses are paid by Oceanbulk for its vessels under spot and time charters and are recognized when incurred.

Dry docking and special survey costs

Oceanbulk must periodically dry dock each of its vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. Oceanbulk dry docks its vessels at least once every 60 months until the vessel is 15 years old, after which it dry docks its vessels at least once every 30 months, as required for the renewal of certifications required by classification societies. The number of dry dockings undertaken in a given period and the nature of the work performed during that period determine the level of dry docking expenditures.

Two of Oceanbulk’s wholly owned vessels underwent dry docking during 2013 and none did during the first three months of 2014. Oceanbulk’s dry docking schedule for its existing wholly owned vessels as of May 1, 2014 is as follows (in number of vessels):

Remainder of 2014	2015	2016	2017	2018
3	2	7	4	2

Oceanbulk estimates the cost to dry dock a vessel is between $0.5 million and $1.5 million, depending on the size and condition of the vessel.

Depreciation

Oceanbulk’s depreciation expenses include a depreciation charge for the acquisition cost of each of its vessels, less an estimated residual value. Oceanbulk depreciates its vessels on a straight-line basis over the their remaining economic useful life from the time when they are ready for their intended use.

Interest and Finance Costs

Oceanbulk incurs interest expense on outstanding indebtedness under its existing credit facilities, including ship financing. The amount of interest expense depends on Oceanbulk’s overall level of borrowings and may significantly increase when it acquires or refinances ships. During construction of a newbuilding vessel, interest expense incurred related to the financing of these newbuilding vessels is capitalized in the cost of the newbuilding. Oceanbulk’s bank loan arrangements provide for a variable interest rate per annum. Interest expense relating to Oceanbulk’s bank loan arrangements may change depending on the prevailing interest rates. Oceanbulk has entered into interest rate swap agreements, in order to manage exposure to variable interest-rate expenses related to its bank loan arrangements. Oceanbulk also incurs financing costs and legal costs in connection with establishing credit facilities, which are deferred and amortized to interest and finance costs using the effective interest method. Oceanbulk will incur additional interest expense in the future on its outstanding borrowings and under future borrowings. For a description of Oceanbulk’s existing credit facilities see “—Oceanbulk’s Borrowing Activities.”

Interest on Members’ Loans

Pursuant to the constituent documents of Oceanbulk Shipping and Oceanbulk Carriers, the Oceanbulk Holdcos have been permitted, as members, to lend amounts to them as Members’ Loans, evidenced by Convertible Notes due December 2042 (the “Convertible Notes”). There were $404.3 million and $223.1 million aggregate principal amount of Convertible Notes outstanding as of March 31, 2014 and December 31, 2013, respectively. During the period after March 31, 2014 and up to May 28, 2014 (when the Members’ Loans were converted) Oceanbulk incurred an additional $4.9 million of Convertible Notes. The Convertible Notes bore interest at a rate of 2.0% per annum, accruing quarterly in arrears. There was $4.5 million and $2.9 million of total accrued interest outstanding as of March 31, 2014 and December 31, 2013 while an additional $1.3 million was accrued for the period between April 1, 2014 and May 28, 2014, when the total outstanding Members’ Loans of $415.0 million were converted into 373,533 Class A Units issued by Oceanbulk Shipping and Oceanbulk Carriers to Oaktree and 41,504 Class A Units issued by Oceanbulk Shipping and Oceanbulk Carriers to Millennia. During construction of a newbuilding vessel, interest on the Members’ Loans incurred related to the financing of these newbuilding vessels was capitalized in the cost of the newbuilding. During the year ended December 31, 2013 and the period from October 4, 2012 through December 31, 2012, Oceanbulk incurred $2.7 million and $0.2 million, respectively, of interest accrued on the Convertible Notes, of which $1.3 million and $0.04 million was capitalized to vessel cost and the remaining $1.4 million and $0.17 million was expensed in Oceanbulk’s historical results of operations. In addition, during the three month periods ended March 31, 2014 and 2013, Oceanbulk incurred $1.6 million and $0.3 million, respectively, of interest accrued on the Convertible Notes, of which $0.6 million and $0.1 million was capitalized to vessel cost and the remaining $1.0 million and $0.2 million was expensed in Oceanbulk’s historical results of operations. Out of the $1.3 million of accrued interest expense incurred from April 1, 2014 until the May 28, 2014 conversion of the Members’ Loans, an $0.5 million of interests was capitalized to vessel cost, while the remaining $0.9 million was expensed.

Vessel Lives and Impairment

Vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, Oceanbulk compares the undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds the asset’s fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third-party independent appraisals. To date, Oceanbulk has not recorded any vessel impairment charges.

Critical Accounting Policies

The discussion and analysis of Oceanbulk’s financial condition and results of operations is based upon Oceanbulk’s combined financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires Oceanbulk to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure at the date of Oceanbulk’s financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. Oceanbulk has described below what it believes are its most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application.

Voyage Revenues and related expenses

Oceanbulk generates revenues from charterers for the charterhire of its vessels. Vessels are chartered using either voyage charters, under which parties contract in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time charters, under which parties contract for the use of a vessel for a specific period of time at a specified daily charterhire rate and, where applicable, such parties agree to any profit share over the daily charterhire rate. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized as it is earned ratably over the duration of the period of each voyage or time charter. Revenue on any profit share is recognized following the same criteria. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter, the revenues are recognized proportionately over the duration of the voyage. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and the vessel’s sail to the next fixed loading port and is deemed to end upon the completion of discharge of the current cargo. A voyage charter contract with a charterer consists of sailing to the load port (the positioning leg), loading the cargo, sailing to the discharge port and discharging the cargo. The charter contract therefore requires the relevant vessel to proceed to the port or place as ordered by the charterer and is not cancellable in the positioning leg, provided that Oceanbulk fulfils its contractual commitment. Performance under the contract begins upon sailing to the load port (the positioning leg). Non-cancelable voyage contracts are generally arranged prior to the completion of an existing contract. Assuming, therefore, that a non-cancelable voyage charter agreement is in place, voyage revenue recognition, under the discharge-to-discharge method, commences once the discharge of the previous charter’s cargo is complete and the vessel sails for loading. The voyage is deemed complete at the point the vessel has left the discharge terminal. Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized as it is earned. Unearned revenue includes cash received prior to the balance sheet date that is related to revenue earned after such date. Voyage expenses, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under the time charter arrangements or by Oceanbulk under voyage charter arrangements, except for commissions, which are always paid for by Oceanbulk, regardless of charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions paid to brokers are deferred and amortized over the related voyage charter period to the extent revenue has been deferred because commissions are earned as Oceanbulk’s revenues are earned.

Depreciation

The cost of each of Oceanbulk’s vessels is depreciated beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value, which is equal to the product of its lightweight tonnage and estimated scrap rate. Effective January 1, 2013 and following Oceanbulk’s reassessment of the residual value of the vessels, the estimated scrap value per light weight ton was increased to $300 from $200, which is based on the historical average demolition prices prevailing in the market. The effect of this change in accounting estimate, which did not require retrospective application as per ASC 250 “Accounting Changes and Error Corrections,” was to decrease net loss for the year ended December 31, 2013 by $0.2 million. Oceanbulk estimates the useful life of its vessels to be 25 years from the date of initial delivery from the shipyard. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, her remaining useful life is adjusted at the date such regulations become effective.

Dry docking and special survey costs

Oceanbulk must periodically dry dock each of its vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. Special survey and dry docking costs (mainly shipyard costs, paints and class renewal expense) are expensed as incurred. The number of dry dockings undertaken in a given period and the nature of the work performed determine the level of dry docking expenditures. Oceanbulk expenses costs related to routine repairs and maintenance performed during dry docking or as otherwise incurred.

Impairment of Long-lived Assets

The carrying value of Oceanbulk’s vessels represents their historical acquisition or construction cost, including capitalized interest, supervision, technical and delivery cost, net of accumulated depreciation and impairment loss, if any. Expenditures for subsequent conversions and major improvements are capitalized provided that such costs increase the earnings capacity or improve the efficiency or safety of the vessels. Oceanbulk depreciates the original cost, less an estimated residual value, of its vessels on a straight-line basis over their estimated useful lives. The carrying values of its vessels may not represent their market value at any point in time because the market prices of secondhand vessels tend to fluctuate with changes in charterhire rates and the cost of newbuilding vessels. Both charterhire rates and newbuilding costs tend to be cyclical in nature.

Oceanbulk reviews vessels for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable, which occurs when the asset’s carrying value is greater than the future undiscounted net operating cash flows the asset is expected to generate over its remaining useful life. Oceanbulk determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel’s carrying value. In developing estimates of future cash flows, Oceanbulk must make assumptions about future charter rates, vessel operating expenses, fleet utilization, and the estimated remaining useful life of the vessels. These assumptions are based on historical trends as well as future expectations. The projected net operating cash flows are determined by considering the charter revenues from existing charters for the fixed fleet days and the historical 10-year average of charter rates for the unfixed days. If the estimated future undiscounted cash flows of an asset exceed the asset’s carrying value, no impairment is recognized even though the fair value of the asset may be lower than its carrying value. If the estimated future undiscounted cash flows of an asset are less than the asset’s carrying value and the fair value of the asset is less than its carrying value, the asset is written down to its fair value.

Oceanbulk determines the fair value of its vessels based on its estimates and assumptions and by making use of available market data and taking into consideration third-party valuations. As of March 31, 2014 and December 31, 2013, Oceanbulk believes there were no indications for impairment for any of its vessels. Oceanbulk’s estimates of basic market value are inherently uncertain because it obtains information from various industry and other sources. In addition, vessel values are highly volatile and, as such, Oceanbulk’s estimates may not be indicative of the current or future basic market value of its vessels or prices that Oceanbulk could achieve if it were to sell them.

Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of its Vessels

Oceanbulk’s policy for impairing the carrying values of its vessels is discussed under the caption “—Impairment of Long-Lived Assets.” During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes also affecting their charter-free market value, or basic market value. Oceanbulk’s estimates of basic market value assume that its vessels are all in good and seaworthy condition without the need for repair and, if inspected, would be certified in class without notations of any kind. The fair values are determined through Level 2 inputs of the fair value hierarchy as defined in ASC 820 “Fair value measurements and disclosures” and are derived principally from various industry sources, including:

•	reports by industry analysts and data providers that focus on Oceanbulk’s industry and related dynamics affecting vessel values;

•	news and industry reports of similar vessel sales;

•	news and industry reports of sales of vessels that are not similar to Oceanbulk’s vessels, which can be used, after certain adjustments, to derive information used to inform Oceanbulk’s estimates;

•	approximate market values for Oceanbulk’s vessels or similar vessels that Oceanbulk has received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;

•	offers that Oceanbulk may have received from potential purchasers of its vessels; and

•	vessel sale prices and values of which Oceanbulk becomes aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.

The carrying value of Oceanbulk vessels as of March 31, 2014 and December 31, 2013 was $287.6 million and $152.0 million, respectively:

Oceanbulk believes that none of its vessels showed an indication for impairment for the three month period ended March 31, 2014 and the year ended December 31, 2013, as further discussed in “Critical Accounting Policies—Impairment of Long-lived Assets.”

Oceanbulk’s estimates of basic market value are inherently uncertain because it obtains information from various industry and other sources. In addition, vessel values are highly volatile and, as such, Oceanbulk’s estimates may not be indicative of the current or future basic market value of its vessels or prices that Oceanbulk could realize if it were to sell them. The market values of Oceanbulk’s vessels may decline, which could limit the amount of funds that it can borrow, cause a breach of certain financial covenants in its credit facilities (including ship financing facilities) or result in an impairment charge, and Oceanbulk may incur a loss if it sells vessels following a decline in their market value.

Recent Accounting Pronouncements

There are no recent accounting pronouncements issued in 2013 and 2014, whose adoption would have a material impact on Oceanbulk’s financial position and results of operations or are expected to have a material impact in future years.

Results of Operations of Oceanbulk for the three month periods ended March 31, 2014 and 2013

As of March 31, 2014 and March 31, 2013, Oceanbulk’s fleet consisted of eleven vessels and one vessel, respectively, and on an average basis during the three month periods ended March 31, 2014 and 2013, Oceanbulk had 8.0 vessels and 1.0 vessel, respectively. In the three month period ended March 31, 2014 its fleet Available Days totaled 712 days, compared to 90 days in the three month period ended March 31, 2013. In the three month period ended March 31, 2014, its fleet Ownership Days totaled 723 days, compared to 90 days in the three month period ended March 31, 2013. Ownership Days are the primary driver of vessel operating expenses.

Voyage revenues

Voyage revenues increased by $8.5 million to $10.6 million in the three month period ended March 31, 2014, compared to $2.1 million for the three month period ended March 31, 2013, which was primarily attributable to the growth of Oceanbulk’s fleet, which resulted in more Available Days, and the improved charter agreements Oceanbulk entered into, reflecting both the implementation of Oceanbulk’s chartering strategy and improved prevailing market conditions compared to the period in 2013. The TCE per vessel for the three month period ended March 31, 2014 was $7,995, compared to TCE rate per vessel of $4,684 for the three month period ended March 31, 2013.

Voyage expenses

Voyage expenses increased by $3.2 million to $4.9 million for the three month period ended March 31, 2014, compared to $1.7 million for the three month period ended March 31, 2013. This increase was primarily driven by the increase in Available Days as well as the different mix of spot and time charters used between 2014 and 2013. In particular, in 2013 almost all of Oceanbulk’s revenues were derived from voyage charter agreements, while in 2014 65% of its revenues were derived from short-term time charter agreements and 35% were derived from voyage charter agreements, leading to lower voyage expenses as a percentage of revenue in 2014 (46%) as compared to 2012 (80%). Bunkering costs and port expenses, which are at the expense of the owner when the vessel is under a voyage charter and at the expense of the chartering party when the vessel is under a time charter, decreased as a percentage of total revenues from 70% in 2013 to 39% in 2014, reflecting the effects of the different chartering mix. Commissions remained at the same levels as a percentage of total revenues, approximately 4%, in both periods.

Vessel operating expenses

Vessel operating expenses increased by $5.0 million to $5.5 million for the three month period ended March 31, 2014 as compared to $0.5 million for the three month period ended March 31, 2013, due to the growth of Oceanbulk’s fleet, which resulted in an increase in Ownership Days and expenses for initial supplies acquired upon delivery of Oceanbulk’s vessels. Daily vessel operating expenses per vessel demonstrated a slight increase by $302 per day, or 6%, to $5,547 for the three month period ended March 31, 2014, compared to $5,245 for the three month period ended March 31, 2013.

Management fees

Management fees increased by $0.4 million to $0.5 million for the three month period ended March 31, 2014 from $0.1 million for the three month period ended March 31, 2013, which was directly attributable to the growth of Oceanbulk’s fleet, which resulted in an increase in its fleet Ownership Days in 2014.

Depreciation

Depreciation expenses increased by $1.9 million to $2.2 million for the three month period ended March 31, 2014 from $0.3 million for the three month period ended March 31, 2013, which was due to the growth of Oceanbulk’s fleet, which resulted in an increase in its fleet Ownership Days in 2014.

Dry docking and special survey costs

During the three month period ended March 31, 2014, Oceanbulk incurred dry docking and special survey costs of approximately $0.7 million relating to the additional 11 days of dry docking of its vessel Pantagruel which had began in 2013. None of Oceanbulk’s vessels underwent dry docking in the three month period ended March 31, 2013.

General and administrative expenses, including general and administrative expenses to related parties

General and administrative expenses increased to $1.2 million in the three month period ended March 31, 2014 from $0.9 million in the three month period ended March 31, 2013 due to the increased fees charged by Oceanbulk Maritime as part of Oceanbulk’s growth and additional requirements for administrative services.

Interest and finance costs

Interest and finance costs increased to $1.0 million in the three month period ended March 31, 2014 from $0.04 in the three month period ended March 31, 2013 due to the debt financing incurred in mid 2013 for six of Oceanbulk’s operating vessels. Interest and finance costs in 2014 included interest on $0.9 million of long-term debt (bank financing), $0.06 million of amortization of deferred finance fees and $0.03 million of other bank and finance charges.

Interest on Members’ Loans

Interest on Members’ Loans during the three month period ended March 31, 2014 was $1.0 million, compared to $0.2 million in the three month period ended March 31, 2013. The amount of interest on Members’ Loans increased during 2014 due to an increase in the outstanding amount of Members’ Loans, from $78.2 million as of March 31, 2013 to $408.8 million as of March 31, 2014. On May 28, 2014 the total outstanding amount of Members’ Loans of $415.0 million (together with accrued interest) were converted into membership units of Oceanbulk Shipping and Oceanbulk Carriers. Accordingly, no further interest on Members’ Loans will be recorded following May 28, 2014.

Loss on derivative financial instruments

Loss on derivative financial instruments was $1.1 million for the three month period ended March 31, 2014 and was related to the unrealized loss attributable to the mark-to-market valuation of Oceanbulk’s derivative financial instruments. Oceanbulk had no corresponding losses in the three month period ended March 31, 2013.

Results of Operations of Oceanbulk for the Year Ended December 31, 2013 and the Period from October 4, 2012 (date of Oceanbulk’s inception) through December 31, 2012

As of December 31, 2013 and December 31, 2012, Oceanbulk’s fleet consisted of six vessels and one vessel, respectively, and on an average basis during the year ended December 31, 2013 and the period from October 4, 2012 through December 31, 2012, Oceanbulk had 2.4 vessels and 0.2 vessels, respectively. In the year ended December 31, 2013, Oceanbulk’s fleet Available Days totaled 797 days, compared to 73 days in the period from October 4, 2012 through December 31, 2012. In the year ended December 31, 2013, Oceanbulk’s fleet Ownership Days totaled 880 days, compared to 73 days in the period from October 4, 2012 through December 31, 2012. Ownership Days are the primary driver of vessel operating expenses.

Voyage revenues

Voyage revenues increased by $12.0 million to $14.0 million in the year ended December 31, 2013, compared to $2.0 million for the period from October 4, 2012 through December 31, 2012, which was primarily attributable to the growth of Oceanbulk’s fleet, which resulted in more Available Days, and the improved charter agreements Oceanbulk entered into, reflecting both its management’s core competences and improved prevailing market conditions compared to the period in 2012. TCE per vessel for the year ended December 31, 2013 was $12,552, compared to TCE rate per vessel of $7,442 for the period from October 4, 2012 through December 31, 2012.

Voyage expenses

Voyage expenses increased by $2.6 million to $4.0 million for the year ended December 31, 2013, compared to $1.4 million for the period from October 4, 2012 through December 31, 2012. This increase was primarily driven by the increase in Oceanbulk’s fleet Available Days as well as the different mix of spot and time charters Oceanbulk used between 2013 and 2012. In particular, in 2012 almost all of Oceanbulk’s revenues were derived from voyage charter agreements, while in 2013 68% of Oceanbulk’s revenues were derived from short-term time charter agreements and 32% were derived from voyage charter agreements, leading to lower voyage expenses as a percentage of revenue in 2013 (28%) as compared to 2012 (72%). Bunkering costs and port expenses, which are at the expense of the owner when the vessel is under a voyage charter and at the expense of the chartering party when the vessel is under a time charter, decreased as a percentage of total revenues from 69% in 2012 to 24% in 2013, reflecting the effects of the different chartering mix. Commissions remained at the same levels as a percentage of total revenues, approximately 4%, in both periods.

Vessel operating expenses

Vessel operating expenses increased by $5.5 million to $6.1 million for the year ended December 31, 2013 as compared to $0.6 million for the period from October 4, 2012 through December 31, 2012, due to the growth of Oceanbulk’s fleet, which resulted in an increase in Ownership Days and expenses for initial supplies acquired upon delivery of its vessels. Daily vessel operating expenses per vessel decreased by $519 per day, or 9%, to $5,264 for the year ended December 31, 2013, compared to $5,783 for the period from October 4, 2012 through December 31, 2012, despite the increase in the average age of the fleet, due to efficiency gains from its cost management programs.

Management fees

Management fees increased by $0.6 million to $0.7 million for the year ended December 31, 2013 from $0.1 million for the period from October 4, 2012 through December 31, 2012, which was directly attributable to the growth of Oceanbulk’s fleet, which resulted in an increase in its fleet Ownership Days in 2013.

Depreciation

Depreciation expenses increased by $2.4 million to $2.7 million for the year ended December 31, 2013 from $0.3 million for the period from October 4, 2012 through December 31, 2012, which was due to the growth of Oceanbulk’s fleet, which resulted in an increase in its fleet Ownership Days in 2013.

Dry docking and special survey costs

During the year ended December 31, 2013, Oceanbulk incurred dry docking and special survey costs of approximately $3.2 million relating to its vessels Pantagruel and Strange Attractor, which lasted 61 and 22 days, respectively. None of Oceanbulk’s vessels underwent dry docking in the period from October 4, 2012 through December 31, 2012.

General and administrative expenses, including general and administrative expenses to related parties

General and administrative expenses increased to $4.1 million in the year ended December 31, 2013 from $0.9 million in the period from October 4, 2012 through December 31, 2012 due to the increased fees charged by Oceanbulk Maritime as part of Oceanbulk’s growth and additional requirements for administrative services.

Interest and finance costs

Interest and finance costs increased to $0.8 million in the year ended December 31, 2013 from $nil in the period from October 4, 2012 through December 31, 2012 due to the debt financing incurred in 2013 for Oceanbulk’s operating vessels. Interest and finance costs in 2013 included interest on $0.6 million of long-term debt (bank financing), $0.02 million of amortization of deferred finance fees and $0.1 million of other bank and finance charges.

Interest on Members’ Loans

Interest on Members’ Loans during the year ended December 31, 2013 was $1.4 million, compared to $0.2 million in the period from October 4, 2012 through December 31, 2012. The amount of interest on Members’ Loans increased during 2013 due to an increase in the outstanding amount of Members’ Loans, from $67.8 million as of December 31, 2012 to $223.1 million as of December 31, 2013.

Loss on derivative financial instruments

Loss on derivative financial instruments was $1.4 million for the year ended December 31, 2013 and was related to the unrealized loss attributable to the mark-to-market valuation of its derivative financial instruments. Oceanbulk had no corresponding losses in the period from October 4, 2012 through December 31, 2012.

Liquidity and Capital Resources

Oceanbulk has historically financed the purchase of dry bulk carriers through a combination of Members’ Loans and borrowings from commercial banks. As a stand-alone entity, Oceanbulk would intend to finance its capital and other cash requirements from borrowings under ship financing and other credit facilities (including acquisition facilities), other debt or equity financings and cash from operations. Oceanbulk’s liquidity requirements relate to servicing its debt and funding capital expenditures and working capital. Oceanbulk’s revenues are generated from chartering its vessels, and Oceanbulk receives charter payments monthly and in advance when it employs vessels under time charter arrangements or in partial installments during the voyage period when it employs the vessels in the spot market. The majority of Oceanbulk’s operating costs are paid on a monthly basis. Oceanbulk’s short-term liquidity requirements relate to funding working capital, including vessel operating expenses and payments under its management agreements. Oceanbulk’s long-term liquidity requirements relate to funding capital expenditures, including the acquisition of its newbuilding and secondhand vessels or any possible future acquisition of additional vessels and the service of its long-term debt and capital leases under bareboat charter agreements.

Oceanbulk’s principal uses of funds have been capital expenditures to establish and grow its fleet, comply with international shipping standards, environmental laws and regulations and fund working capital requirements. In monitoring its working capital needs, Oceanbulk projects its charterhire income and vessel maintenance and running expenses, capital expenditures, debt and bareboat-service obligations and seeks to maintain adequate cash reserves in order to address any budget overruns. Oceanbulk’s funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity. Cash and cash equivalents are held primarily in U.S. dollars.

As of June 1, 2014, the total payments for Oceanbulk’s 25 newbuilding vessels were expected to be $1,060 million, of which Oceanbulk had already paid $139 million from cash from operations and proceeds of past investments by the Sellers. As of June 1, 2014, Oceanbulk had already obtained commitments for $437.1 million of debt financing for vessels and was in the final stages of negotiations for $225.5 million of debt financing for 8 vessels. Oceanbulk expects to pay for its newbuildings with a combination of the proceeds from debt and equity financings, as market conditions permit. Because Oceanbulk’s newbuilding construction contracts are generally non-cancelable except in the case of breach by the shipyard, if it fails to generate or obtain sufficient cash to meet its payment obligations under such contracts, Oceanbulk could be subject to legal action for breach of contract (and be required to pay monetary damages or settlement payments) and could lose its rights to such newbuilding vessels.

Through May 31, 2015, Oceanbulk’s total yard payments with respect to all vessels under construction are expected to be $444 million (of which $305 million is subject to vessel debt financing that has been committed or is in the final stages of negotiation), and it anticipates that it will require $5.5 million for scheduled dry docking and special surveys.

As of March 31, 2014, Oceanbulk had cash and cash equivalents of $1.7 million which decreased by $28.3 million compared to $30.0 million, as of December 31, 2013, due primarily to capital payments towards its newbuilding pipeline as well as its investment in Heron. In addition, as of March 31, 2014, Oceanbulk had restricted cash, relating to bank balances that are required under its borrowing arrangements, of $6.2 million.

As of March 31, 2014 and December 31, 2013, Oceanbulk had an aggregate of $408.8 million and $226.0 million, respectively of indebtedness outstanding under Members’ Loans, including principal and capitalized accrued interest. The increase was due primarily to additional investments by the Sellers for financing Oceanbulk’s newbuilding contract installment payments. On May 28, 2014, the entire $415.0 million principal amount of Members’ Loans was converted into 373,533 Class A Units issued by Oceanbulk Shipping and Oceanbulk Carriers to Oaktree and 41,504 Class A Units issued by Oceanbulk Shipping and Oceanbulk Carriers to Millennia. In addition, as of March 31, 2014 and December 31, 2013, Oceanbulk had an aggregate of $84.1 million and $86.6 million, respectively, of indebtedness outstanding under credit agreements with commercial banks. See “—Oceanbulk’s Borrowing Activities.”

As of March 31, 2014 Oceanbulk had a working capital deficit of $3.2 million primarily due to the fact that newly delivered in 2014 operating vessels were fully financed by cash from operations and Members’ Loan while the debt financing agreed for these vessels under the HSBC Facility of $86.6 million has not yet been drawn as of March 31, 2014. See “—Oceanbulk’s Borrowing Activities.” As of December 31, 2013, Oceanbulk had a working capital surplus of $22.0 million, respectively.

Cash Flows

The following table summarizes Oceanbulk’s net cash flows from operating, investing and financing activities and its cash and cash equivalents for the three month periods ended March 31, 2014 and 2013:

	Year ended December 31, 2013	Year ended December 31, 2013	Three month period ended March 31, 2014	Three month period ended March 31, 2013
	($ in thousands)		($ in thousands)
Cash Flow Data:
Net Cash used in Operating activities	$(3,895)	$(4,352)	$(6,989)	$(679)
Net Cash used in Investing activities	(202,229)	(62,302)	(200,052)	(9,840)
Net Cash provided by Financing activities	234,955	67,802	178,729	9,840

Net increase in cash and cash equivalents	28,831	1,148	(28,312)	(679)
Cash and cash equivalents at beginning of year	1,148	—	29,979	1,148

Cash and cash equivalents at end of the year	29,979	1,148	$1,667	$469

Net cash used in operating activities

Net cash used in operating activities increased by $6.3 million to $7.0 million for the three month period ended March 31, 2014, compared to $0.7 million for the three month period ended March 31, 2013. The increase was primarily attributable to the increased needs of Oceanbulk’s newly delivered vessels for initial supplies upon delivery and costs of dry docking surveys incurred during the first quarter of 2014.

Net cash flows used in operating activities decreased by $0.5 million to $3.9 million for the year ended December 31, 2013, compared to $4.4 million for the period from October 4, 2012 through December 31, 2012. The decrease was primarily attributable to the increased needs of Oceanbulk’s newly delivered vessels for initial supplies upon delivery in 2013 and costs of dry docking surveys incurred in 2013.

Net cash used in investing activities

Net cash used in investing activities increased by $190.3 million to $200.1 million for the three month period ended March 31, 2014, compared to $9.8 million for the three month period ended March 31, 2013. Net cash used in investing activities for the three month period ended March 31, 2014 consisted of $135.0 million in acquisitions of secondhand vessels, $41.4 million payments for newbuilding vessels and $23.7 million investment in Heron. Net cash used in investing activities for the three month period ended March 31, 2013 consisted of $9.8 million of payments for newbuilding vessels.

Net cash flows used in investing activities increased by $139.9 million to $202.2 million for the year ended December 31, 2013, compared to $62.3 million for the period from October 4, 2012 through December 31, 2012. Net cash flows used in investing activities for the year ended December 31, 2013 consisted of $119.0 million in acquisitions of secondhand vessels, $80.3 million in advances paid for newbuilding vessels, $0.1 million in capitalized expenses and $2.8 million in advances for acquisition of secondhand vessels. Net cash flows used in investing activities for the period from October 4, 2012 through December 31, 2012 consisted of $36.6 million in acquisitions of secondhand vessels and $25.7 million in advances paid for newbuilding vessels.

Net cash provided by financing activities

Net cash provided by financing activities increased by $168.9 million to $178.7 million for the three month period ended March 31, 2014, compared to $9.8 million for the three month period ended March 31, 2013. Net cash provided by financing activities for the three month period ended March 31, 2014 consisted primarily of a $2.5 million repayment of long term debt and $181.2 million of proceeds from Members’ Loans.

Net cash provided by financing activities for the three month period ended March 31, 2013 consisted only of proceeds from Members’ Loans of $9.8 million.

Net cash flows provided by investing activities increased by $167.2 million to $235.0 million for the year ended December 31, 2013, compared to $67.8 million for the period from October 4, 2012 through December 31, 2012. Net cash flows provided by financing activities for the year ended December 31, 2013 consisted of:

•	a $6.2 million increase in restricted cash;

•	$87.5 million of proceeds from long term debt;

•	a $0.9 million repayment of long term debt;

•	$173.3 million of proceeds from Members’ Loans;

•	an $18.0 million repayment of Members’ Loans; and

•	a $0.8 million payment of financing fees.

Net cash flows provided by financing activities for the period from October 4, 2012 through December 31, 2012 consisted only of proceeds from Members’ Loans of $67.8 million.

Oceanbulk’s Borrowing Activities

Loan financings from commercial banks

ABN Facility. On August 1, 2013, Oceanbulk entered into a $34.5 million credit facility with ABN Amro N.V. (the “ABN Facility”) in order to partially finance the acquisition cost of the vessels Obelix and Maiden Voyage. On August 6, 2013, Oceanbulk drew down the available amount fully in order to finance the vessel acquisitions and pay an arrangement fee of $0.2 million.

On December 18, 2013, the ABN Facility was amended to add an additional credit facility of $53.0 million to partially finance the acquisition cost of the vessels Big Bang, Strange Attractor, Big Fish and Pantagruel. On December 20, 2013, Oceanbulk drew down the entire available amount to finance the vessel acquisitions and pay an arrangement fee of $0.6 million.

The following table describes the various tranches of loans under the ABN Facility as of March 31, 2014 (expressed in thousands of United States Dollars):

Vessel	Date Drawn	Principal Amount	Quarterly Installments	Balloon Payment
Obelix	August 2013	$19,596	18 x $377 through August 2018	$12,813 due August 2018
Maiden Voyage	August 2013	$13,365	14 x $248 through September 2017	$9,900 due September 2017
Big Bang	December 2013	$15,550	19 x $450 through December 2018	$7,000 due December 2018
Strange Attractor	December 2013	$9,700	19 x $300 through December 2018	$4,000 due December 2018
Big Fish	December 2013	$12,950	19 x $550 through December 2018	$2,500 due December 2018
Pantagruel	December 2013	$12,950	19 x $550 through December 2018	$2,500 due December 2018

Loans outstanding under the ABN Facility bear interest at three-month LIBOR plus a margin ranging from 3.75% to 3.9% per annum.

The ABN Facility is secured by a first-priority ship mortgage on the financed vessels, general assignments, charter assignments, operating account assignments and a corporate guarantee executed by Oceanbulk Shipping (the “Guarantor”). The ABN Facility contains a number of negative covenants, including limitations on additional indebtedness, additional liens on the collateral, restricted payments and changes in management and ownership. In addition, the ABN Facility contains the following financial maintenance covenants:

•	aggregate vessel value must exceed 140% of the aggregate principal amount of outstanding loans under the ABN Facility;

•	maximum consolidated adjusted market value leverage ratio of the Guarantor (defined as the Guarantor’s total liabilities to market value adjusted total assets, excluding Members’ Loans and available cash) of 70%;

•	minimum consolidated EBITDA to interest coverage ratio of 2.0x, applicable after September 30, 2016; and

•	minimum liquidity of the higher of $1.0 million per collateral vessel or $0.5 million per other vessel owned by the Guarantor.

The ABN Facility also prohibits the Guarantor from paying dividends while a default has occurred and is continuing. The ABN Facility also contains cross-default provisions triggered by a payment default or the acceleration or cancelation by reason of default of indebtedness in excess of $5.0 million for the Guarantor’s indebtedness and $1.0 million for any borrower’s indebtedness.

As of March 31, 2014 and December 31, 2013, Oceanbulk was in compliance with the applicable covenants under the ABN Facility.

Deutsche Bank Facility. On May 20, 2014, Oceanbulk entered into a loan agreement with Deutsche Bank AG Filiale Deutschlandgeschäft for financing in an aggregate amount of $85.0 million, which will partially finance the construction cost of one Kamsarmax bulk carrier Magnum Opus, which was delivered on May 27, 2014, and two Capesize bulk carriers currently under construction at JMU (Hulls HN 213-JMU (tbr Peloreus) and HN 214-JMU (tbr Leviathan)), with expected deliveries in July and August 2014, respectively. One loan, which matures five years after the drawdown date, can be drawn for each vessel being financed. Each loan is subject to 19 quarterly amortization payments equal to 1/60th of the loan amount, with the 20th payment equal to the remaining amount outstanding on the loan. The loans will bear interest at three-month LIBOR plus a margin of 3.4% per annum. The Deutsche Bank Facility is secured by first priority cross-collateralized ship mortgages on the financed vessels, charter assignments, insurance and earnings assignments and a corporate guarantee executed by the Guarantor. The Deutsche Bank Facility includes certain negative covenants, including limitations on changes of ownership or control, additional indebtedness and the payment of dividends or other distributions until March 31, 2015, after which Oceanbulk may only pay dividends if no event of default has occurred or is continuing. The Deutsche Bank Facility also requires that the aggregate fair market value of the financed vessels exceeds 130% of the outstanding loans under the Deutsche Bank Facility. The Deutsche Bank Facility includes also the following financial maintenance covenants, which are applicable to the Guarantor:

•	maximum ratio of total liabilities to total assets (on a market value adjusted basis) of less than 70%;

•	minimum EBITDA to interest ratio of 2.0x, tested annually for 2014 and 2015, and 2.5x thereafter; and

•	minimum liquidity of the greater of (x) $10 million and (y) $0.5 million in unencumbered cash per vessel directly or indirectly owned by the Guarantor.

HSBC Facility Term Sheet. On April 1, 2014, Oceanbulk executed a binding term sheet with HSBC Bank plc. for financing in an aggregate amount of $86.6 million, to partially finance the acquisition cost of the secondhand vessels Kymopolia, Mercurial Virgo, Pendulum, Amami and Madredeus, all of which have been delivered. The loan will be available in five tranches, will mature 59 months from the drawdown date and will be repayable in 20 quarterly installments, commencing three months after the drawdown, of $1.6 million plus a balloon payment of $55.5 million due together with the last installment. The loan will bear interest at LIBOR plus a margin of 3.3% per annum, as long as the ACR exceeds 143% or 4.10% per annum, as long as the ACR falls below 143%. The HSBC Facility will be secured by first priority mortgage over the financed vessels, general and specific assignments and a corporate guarantee executed by the Guarantor. The HSBC Facility will include certain negative covenants, including limitations on changes of ownership or control, other than as part of an initial public offering and as long as the borrowers are not in an event of default and shareholding thresholds applicable to the Pappas family interests. It will also include dividend restrictions if the ACR falls below 143% while it will also require that the aggregate ACR exceeds 135% and minimum free liquidity to be maintained by the borrowers in the aggregate of $2.5 million. In addition, a portion of 10% of the initial HSBC Facility shall be prepaid from the proceeds of the first capital increase of the Guarantor after January 1, 2016. The HSBC Facility will include the following financial maintenance covenants, which are applicable to the Guarantor:

•	maximum leverage ratio (calculated based on long term debt net of any free deposit balances divided by total assets) not to exceed 70%;

•	minimum EBITDA to interest ratio of 2.0x, in relation to the preceeding four fiscal quarters, effective from the second anniversary of the execution date; and

•	minimum liquidity to exceed $0.5 million in free cash balances per vessel owned by the Guarantor.

CEXIM Facility Term Sheet. On March 21, 2014, Oceanbulk executed a binding term sheet with the Export-Import Bank of China for financing in an aggregate amount of $57.4 million, which will be available in two tranches of $28.7 million to partially finance the construction cost of two Capesize bulk carriers currently under construction at SWS (HN 1312-SWS and HN 1313-SWS), with expected delivery in April and June 2015. Each tranche will mature 10 years from the delivery date of the last delivered vessel and will be repayable in 20 semi-annual installments of $1.1 million plus a balloon payment of $5.7 million, the first installment being due on the first January 21 or July 21 six months after the delivery of each vessel. The loans will bear interest at six-month LIBOR plus a margin of 3.25% per annum. The CEXIM Facility will be secured by first priority cross-collateralized ship mortgages on the financed vessels, charter assignments, insurance and earnings assignments and a corporate guarantee executed by the Guarantor. The CEXIM Facility will include certain negative covenants, including limitations on changes of ownership or control. The CEXIM Facility also requires that the aggregate value of the financed vessels exceeds 125% of the outstanding loans under the CEXIM Facility and that each vessel owning subsidiary must maintain minimum cash of not less than $0.5 million. The CEXIM Facility will include the following financial maintenance covenants, which are applicable to the Guarantor:

•	minimum equity ratio calculated based on book value of equity to total book value of assets of no less than 30%;

•	minimum book value of equity of not less than $250 million after December 31, 2015; and

•	minimum liquidity of $0.5 million in unencumbered cash per vessel directly or indirectly owned by the Guarantor.

Members’ Loans

According to the provisions of the limited liability agreements of Oceanbulk Shipping and Oceanbulk Carriers, the Oceanbulk Holdcos, as members, could, from time to time, make investments in Oceanbulk Shipping and Oceanbulk Carriers either in the form of capital contributions in exchange for the companies’ Class A Units or in the form of Members’ Loans, evidenced by Convertible Notes. The Convertible Notes bore fixed interest at 2% per annum, accruing quarterly in arrears and maturing on December 31, 2042. On May 28, 2014, the entire $415.0 million principal amount of Members’ Loans was converted into 373,533 Class A Units issued by Oceanbulk Shipping and Oceanbulk Carriers to Oaktree Holdco and 41,504 Class A Units issued by Oceanbulk Shipping and Oceanbulk Carriers to Pappas Holdco.

During the year ended December 31, 2013 and the period from October 4, 2012 through December 31, 2012, Oceanbulk incurred $2.7 million and $0.2 million, respectively, of interest accrued on the Convertible Notes, of which $1.3 million and $0.04 million was capitalized to vessel cost and the remaining $1.4 million and $0.2 million was expensed in its historical results of operations.

In addition, during the three month periods ended March 31, 2014 and 2013, Oceanbulk incurred $1.6 million and $0.3 million, respectively, of interest accrued on the Convertible Notes, of which $0.6 million and $0.1 million was capitalized to vessel cost and the remaining $1.0 million and $0.2 million was expensed in its historical results of operations.

Bareboat charters

On May 17, 2013, Oceanbulk entered into separate bareboat charter party contracts with affiliates of New Yangzijiang shipyards for eight-year bareboat charters of four newbuilding 64,000 dwt Ultramax vessels (HN 1061, HN 1062, HN 1063 and HN 1064) being built at New Yangzijiang. The vessels are being constructed pursuant to four shipbuilding contracts entered into between four pairings of affiliates of New Yangzijiang. Each pair has one shipyard party (each, a “New YJ Builder”) and one ship-owning entity (each a “New YJ Owner”). Delivery to Oceanbulk of each vessel is deemed to occur upon delivery of the vessel to the New YJ Owner from the corresponding New YJ Builder. An amount of $20.7 million for each vessel will be financed by the relevant New YJ Owner, to whom Oceanbulk will pay a pre-agreed daily bareboat charter hire rate. After each vessel’s delivery, Oceanbulk has monthly purchase options to acquire the vessel at pre-determined, amortizing-during-the-charter-period prices. On the eighth anniversary of the delivery of a vessel, Oceanbulk has the obligation to purchase the vessel at a purchase price of $6.0 million.

On December 27, 2013, Oceanbulk entered into separate bareboat charter party contracts with affiliates of SWS shipyards for ten-year bareboat charters of five newbuilding 208,000 dwt Newcastlemax vessels (Hulls HN 1359, HN 1360, HN 1361, HN 1362 and HN 1363) being built at SWS. The vessels are being constructed pursuant to shipbuilding contracts entered into between five pairings of affiliates of SWS. Each pair has one shipyard party (each, an “SWS Builder”) and one ship-owning entity (each an “SWS Owner”). Delivery to Oceanbulk of each vessel is deemed to occur upon delivery of the vessel to the SWS Owner from the corresponding SWS Builder. An amount of $46.4 million for each vessel will be financed by the relevant SWS Owner, to whom Oceanbulk will pay a daily bareboat charter hire rate payable monthly plus a variable amount corresponding to the LIBOR rate payable every six months and a one-time handling fee of $0.5 million. After each vessel’s delivery, Oceanbulk has monthly purchase options to acquire the vessel at pre-determined, amortizing-during-the-charter-period prices. At the end of the ten-year charter period for each vessel, Oceanbulk has the obligation to purchase the vessel at a purchase price of $13.9 million.

Off-balance sheet arrangements

Investment in Heron Ventures and Guarantee of CIT Facility by Oceanbulk Shipping. On February 19, 2014, Oceanbulk Shipping provided $3.1 million and €14.9 million of capital in the form of a convertible loan (each a “Convertible Loan”) to Heron Ventures Ltd. a limited liability company incorporated in Malta whose sole stockholder was ABY Group Holding Limited (itself a joint venture between Augustea-Bunge and York). The Convertible Loan is convertible into 50% of the outstanding equity of Heron, so upon conversion of the Convertible Loan, Heron would be a 50-50 joint venture between Oceanbulk Shipping and ABY Group Holding Limited. The purpose of the Convertible Loan was to partially finance the acquisition out of bankruptcy of Deiulemar Shipping S.p.A., an operator of 12 dry bulk vessels, for which Heron had bid €82.5 million and was the sole and winning bidder. On February 13, 2014, Heron entered into a $95.2 million loan agreement with CIT Finance LLC, which is severally guaranteed on a 50-50, unsecured basis by Oceanbulk Shipping and ABY Group Holding Limited.

The CIT Facility is divided into two portions, a “Core Portion” of $65.2 million and a “Non-Core Portion” of $30.0 million. The Core Portion is secured by four vessels (the “Core Heron Vessels”), consisting of three

Kamsarmax vessels and one Capesize vessel intended to be retained by Heron (or its equityholders), and matures in June 2019. The Non-Core Portion is secured by eight vessels (the “Non-Core Heron Vessels”) of various sizes, and matures in June 2015. Interest accrues on the CIT Facility at a rate of 5.50% per annum so long as the Non-Core Portion is outstanding and 4.25% per annum if the Non-Core Portion is no longer outstanding. The Core Portion is subject to scheduled quarterly amortization payments of $1.6 million, beginning on June 30, 2014, and the Non-Core Portion is not subject to scheduled amortization. Heron may voluntarily prepay the outstanding principal amount of the loans under the CIT Facility at any time, subject to a prepayment premium of 2% during the first year and 1% during the second year. As of May 31, 2014, Heron had entered into contracts to sell five of the eight Non-Core Heron Vessels for proceeds of $33.3 million, a portion of which is expected to be used to prepay the Non-Core Portion. See “Business Overview of Oceanbulk—Management of Oceanbulk’s Business—Purchase of the Deiulemar Fleet” for a list of the vessels that were owned by Heron as of March 31, 2014.

Upon a sale or loss of a Core Heron Vessel, the Core Portion must be prepaid based on a scheduled release price for the Core Heron Vessel. Upon a sale or loss of a Non-Core Heron Vessel, the net proceeds must be used to prepay the Non-Core Portion and then applied to the budgeted cost of intermediate surveys during 2014 of the Core Heron Vessels. The CIT Facility contains the following financial covenants that Heron must comply with:

•	a minimum cash balance at all times of $1.0 million per Core Heron Vessel;

•	minimum liquidity at all times of $185,000 per Non-Core Heron Vessel;

•	a minimum Fixed Charge Coverage Ratio (as defined therein and calculated based on annualized EBITDA less capital expenditures divided by the debt service for the relevant period) of 1.10x, measured quarterly after the quarter ending March 31, 2015;

•	Core Portion minimum asset coverage test (tested semiannually starting on September 30, 2014), which requires that each Core Heron Vessel’s charter-free fair market value be not less than 140% (150% after the quarter ending March 31, 2016) of the Core Portion balance outstanding against it; and

•	Non-Core Portion minimum asset coverage test (tested semiannually starting on September 30, 2014), which requires that the aggregate of the charter-free fair market value of the Core Heron Vessels be not less than 140% of the Non-Core Portion outstanding.

Under the CIT Facility, Heron may only make quarterly distributions to its members from accumulated unrestricted excess cash in operating accounts so long as no event of default has occurred and is continuing or would occur as a result of such distribution, so long as (i) the Non-Core Portion has been paid in full, (ii) an amount corresponding to the budgeted cost of all 2014 Core Heron Vessel intermediate surveys has been deposited in a restricted account at CIT and (iii) the outstanding amount under the CIT Facility does not exceed 60% of the combined fair market value of the vessels owned by Heron.

On March 10, 2014, deeds of transfer in respect of the vessels in the Ex-Deiulemar Fleet were executed in favor of Heron. Heron, having earlier deposited €8.1 million with the bankruptcy court in connection with its bid for Deiulemar, used $76.3 million of borrowings under the CIT Facility to deposit with the bankruptcy court €74.4 million in respect of the remaining bid price and court fees of €2.9 million. An additional $18.9 million is available for borrowing by Heron under the CIT Facility.

Contractual obligations

The following table sets forth Oceanbulk’s contractual obligations and their maturity dates as of December 31, 2013 on an historical basis.

Historical contractual obligation as of December 31, 2013
	2014	2015	2016	2017	2018	2019 and thereafter	Total
	($ in thousands)
Long term debt(1)	$9,897	$9,897	$9,897	$19,550	$37,344	$—	$86,585
Interest on long term debt(2)	3,469	3,049	2,633	2,095	1,093	—	12,339
Members’ Loans(3)	226,005	—	—	—	—	—	226,005
Management fees(4)	287	—	—	—	—	—	287
Purchase commitments(5)	219,069	454,370	—	—	—	—	673,439
Bareboat commitments—upfront fee(6)	49,515	24,315	—	—	—	—	73,830
Bareboat commitments—charterhire(6)	$—	$9,033	$25,304	$31,444	$31,413	$318,732	$415,926

Total	$508,242	$500,664	$37,834	$53,089	$69,850	$318,732	$1,488,411

The following table sets forth Oceanbulk’s contractual obligations and their maturity dates as of December 31, 2013 on an as-adjusted basis, giving effect to (i) the incurrence of the HSBC Facility, the Deutsche Bank Facility and the CEXIM Facility and the interest thereon that were entered into subsequent to December 31, 2013 and (ii) the conversion of all outstanding Members’ Loans and interest thereon (which occurred on May 28, 2014) into membership units of the Oceanbulk Entities:

Pro forma contractual obligations as of December 31, 2013
	2014	2015	2016	2017	2018	2019 and thereafter	Total
	($ in thousands)
Long term debt(1)	$14,792	$23,001	$26,443	$36,095	$53,889	$161,326	$315,546
Interest on long term debt(2)	5,977	9,416	9,988	8,831	7,231	7,890	49,333
Management fees(4)	287	—	—	—	—	—	287
Purchase commitments(5)	100,955	381,635	—	—	—	—	482,590
Bareboat commitments—upfront fee(6)	49,515	24,315	—	—	—	—	73,830
Bareboat commitments—charterhire(6)	$—	$9,033	$25,304	$31,444	$31,413	$318,732	$415,926

Total	$171,526	$447,400	$61,735	$76,370	$92,533	$487,948	$1,337,512

(1)	The outstanding balance of Oceanbulk’s long-term debt with commercial banks at December 31, 2013 was $86.6 million.

The as-adjusted contractual obligations table includes also the expected repayment of the obligations arising under the HSBC Facility, the Deutsche Bank Facility and the CEXIM Facility discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Oceanbulk—Oceanbulk’s Borrowing Activities—Loan financings from commercial banks,” that were entered into subsequent to December 31, 2013 and will be fully utilized to pay part of the purchase obligations discussed in footnote (5). Such expected repayment is based on the assumption that (i) the drawdown of the HSBC Facility will occur within the second quarter of 2014 and (ii) the financed newbuilding vessels’ expected delivery dates are as set forth under “Business—Oceanbulk’s fleet.”

(2)	Oceanbulk’s long-term debt outstanding as of December 31, 2013 bears interest at a variable rate of three-month LIBOR plus a margin. The calculation of interest payments has been made assuming interest rates based on the 3-month LIBOR as of December 31, 2013 and Oceanbulk’s various applicable margin rates under its historical debt as of December 31, 2013 ranging from 3.75% to 3.9% per annum.

The as-adjusted contractual obligations table includes also the expected interest payments under the HSBC Facility, the Deutsche Bank Facility and the CEXIM Facility. The calculation of such interest payments has been made assuming interest rates based on the 3-month LIBOR as of December 31, 2013 and Oceanbulk’s various applicable margin rates under the respective facilities ranging from 3.2% to 4.3% per annum.

(3)	The amounts presented in the historical contractual obligations table above give effect to the conversion of all outstanding Members’ Loans (and interest thereon) into membership units of Oceanbulk Shipping and Oceanbulk Carriers in 2014 rather than settlement of these loans (including interest thereto) at maturity following the conversion of these loans in May 2014. See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations of Oceanbulk—Oceanbulk’s Borrowing Activities—Members’ Loans”.

The as-adjusted contractual obligations table assumes the conversion of all outstanding Members’ Loans had occurred on December 31, 2013.

(4)	The amounts presented in the historical contractual obligations table represent amounts payable within two months under Oceanbulk’s management agreements with Star Bulk. The management agreements are terminable at either party’s option upon two months’ notice.
(5)	The amounts presented in the historical contractual obligations table represent Oceanbulk’s remaining obligations as of December 31, 2013 with respect to the acquisition of secondhand vessels Kymopolia, Mercurial Virgo and Pendulum and the pipeline of its newbuilding program, excluding those applicable under the bareboat lease agreements classified as capital leases.
(6)	The amounts presented in the historical and as-adjusted contractual obligations table represent Oceanbulk’s commitments under the bareboat lease arrangements under the upfront fee and the charterhire, gross of any address commissions Oceanbulk may be entitled to.

Quantitative and Qualitative Disclosures About Market Risk

Oceanbulk is exposed to various market risks, including changes in interest rates, foreign-currency fluctuations, inflation and credit risk. Other than interest rate risk, Oceanbulk does not currently hedge its exposure to those risks through derivative contracts, but its management monitors fluctuations on a continuous basis and will seek to enter into hedge transactions when appropriate.

Interest Rate Risk

The international shipping industry is capital intensive, requiring significant amounts of capital provided in the form of long-term debt. Oceanbulk’s debt from commercial banks bears interest at floating rates based on LIBOR. Increasing interest rates could increase Oceanbulk’s interest expense and adversely impact its future earnings. Oceanbulk uses interest rate swaps to manage net exposure to interest rate fluctuations related to these borrowings and to lower its overall borrowing costs.

During the third quarter of 2013, Oceanbulk entered into five interest rate swaps with Goldman Sachs Bank USA, effective from October 1, 2014 and maturing on April 1, 2018. Under their terms, Oceanbulk will make quarterly payments to the counterparty at fixed rates for each swap, ranging from 1.79% to 2.07% per annum, based on a changing notional amount beginning, in the aggregate of the five swaps at $186.3 million and extending up to $461.3 million, during the life of the instruments. The counterparty will make quarterly floating rate payments at three-month U.S. dollar LIBOR to Oceanbulk based on the same notional amount. Up to March 31, 2014, these swaps were not designated as accounting hedges for financial reporting purposes, and accordingly changes in their market value are directly reported as loss or gain on derivative financial instruments.

As an indication of the extent of Oceanbulk’s sensitivity to interest rate changes, an increase in three-month LIBOR of 1% would have increased its net loss and decreased its cash flows during the period ended March 31, 2014 by approximately $0.2 million based upon its debt level during 2014.

Inflation and Cost Increases

Although inflation has had a moderate impact on operating expenses, interest costs, dry docking expenses and overhead, Oceanbulk does not expect inflation to have a significant impact on direct costs in the current and foreseeable economic environment, other than potentially affecting insurance costs and crew costs. It is anticipated that insurance costs will continue to rise over the next few years and rates may increase at a rate that exceeds the general rate of inflation. Recently, there has been an increased demand for qualified crews, which has, and may continue to, put inflationary pressure on crew costs.

Foreign Currency Exchange Risk

Oceanbulk generates all of its revenue in U.S. dollars, and the majority of its expenses are denominated in U.S. dollars. However, a portion of Oceanbulk’s ship operating and administrative expenses are denominated in currencies other than U.S. dollars. For the year ended December 31, 2013 and the three month period ended March 31, 2014, Oceanbulk incurred approximately 20% of its operating expenses and the majority of its general and administrative expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in currencies other than U.S. dollars are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of Oceanbulk’s expenses are incurred in currencies other than U.S. dollars, its expenses may, from time to time, increase relative to its revenues as a result of fluctuations in exchange rates, which could affect the amount of net income/loss that Oceanbulk reports in future periods. As of March 31, 2014 and December 31, 2013, the net effect of a 1% adverse movement in U.S. dollar/Euro exchange rates would not have had a material effect on Oceanbulk’s net loss.

Oceanbulk does not currently hedge movements in currency exchange rates, but its management monitors exchange-rate fluctuations on a continuous basis. It may seek to hedge this currency fluctuation risk in the future.

Concentration of Credit Risk

During the three month periods ended March 31, 2014 and 2013, charterers that individually accounted for more than 10% of Oceanbulk’s voyage revenues were as follows:

Charterer	2014	2013
A	55%	2%
B	12%	—
C	—	98%

As Oceanbulk continues to get delivery of its new building vessels and its fleet expands, its credit risk arising for concentration to a few number of charterers will spread out.

Oceanbulk performs ongoing credit evaluations of its charterers, and it generally does not require collateral in its business agreements. Oceanbulk maintains provisions for potential credit losses when necessary.

In addition, Oceanbulk has bank deposits that expose it to credit risk arising from possible default by the counterparty. It manages the risk by using credit-worthy financial institutions.

Lack of Historical Operating Data for Vessels Before Their Acquisition

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process when

Oceanbulk acquires vessels. Accordingly, Oceanbulk will not obtain the historical operating data for the vessels from the sellers because that information is not material to its decision to make acquisitions, nor does Oceanbulk believes it would be helpful to potential investors in its common shares in assessing its business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel’s classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller’s technical manager and the seller is automatically terminated and the vessel’s trading certificates are revoked by its flag state following a change in ownership.

Consistent with shipping industry practice, Oceanbulk treats the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, Oceanbulk may, in the future, acquire vessels with existing time charters, such as the two Post-Panamax vessels Oceanbulk acquired in 2014. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter, and it is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer’s consent and the buyer’s entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer.

When Oceanbulk purchases a vessel and assumes or renegotiates a related time charter, Oceanbulk must take the following steps before the vessel will be ready to commence operations:

•	obtain the charterer’s consent to Oceanbulk as the new owner;

•	obtain the charterer’s consent to a new technical manager;

•	obtain the charterer’s consent to a new flag for the vessel;

•	arrange for a new crew for the vessel;

•	replace all hired equipment on board, such as gas cylinders and communication equipment;

•	negotiate and enter into new insurance contracts for the vessel through Oceanbulk’s own insurance brokers;

•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

•	implement a new planned maintenance program for the vessel; and

ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

BUSINESS OVERVIEW OF OCEANBULK

Oceanbulk is an international shipping company with extensive operational experience that owns and operates a fleet of dry bulk carrier vessels. On a fully delivered basis, Oceanbulk will have a fleet of 37 vessels consisting primarily of Capesize as well as Kamsarmax and Ultramax vessels with a carrying capacity between 55,000 dwt and 209,000 dwt. Oceanbulk’s fleet will include 12 existing vessels and 25 vessels currently under construction in Japan and China. Oceanbulk’s vessels transport a broad range of bulk commodities along worldwide shipping routes. Oceanbulk’s executive management team is led by Mr. Petros Pappas.

Oceanbulk’s existing fleet of 12 vessels has an aggregate capacity of approximately 1.4 million dwt, and Oceanbulk has under contract 25 eco-vessels, 22 of which are scheduled to be delivered during 2014 and 2015. By the end of the second quarter of 2016, Oceanbulk expects its fleet to consist of 37 wholly owned vessels, with an average age of 3.1 years and an aggregate capacity of 5.1 million dwt.

Currently, because of prevailing market conditions, Oceanbulk primarily employs its vessels under spot or voyage charters. The vessel owner benefits from any fuel savings it can achieve in a spot or voyage charter (particularly for eco-vessels) because fuel is paid for by the vessel owner.

As of May 31, 2014, the total payments for its 25 newbuilding vessels, one of which was delivered in May 2014, were expected to be $1,060 million, of which Oceanbulk had already paid $139 million from cash from operations and proceeds of past investments by its principal equityholders. As of May 31, 2014, Oceanbulk had already obtained commitments for $437.1 million of debt financing for 13 vessels and was in the final stages of negotiations for $225.5 million of debt financing for eight vessels. Oceanbulk intends to finance the remaining four vessels with a combination of the proceeds from debt and equity financings, as market conditions permit.

Oceanbulk’s Fleet

Oceanbulk built its fleet through acquisitions of secondhand and newbuilding vessels. Oceanbulk has been able to contract for its newbuilding vessels at prices that it believes reflect the recent bulk shipping downturn. Each of its newbuilding vessels is scheduled to be equipped with a vessel remote monitoring system that will provide data to a central location in order to monitor fuel and lubricant consumption and efficiency on a real-time basis. Oceanbulk expects to retrofit all of its existing vessels with a similar monitoring system.

Oceanbulk’s fleet, which emphasizes large Capesize vessels, primarily transports minerals from the Americas and Australia to East Asia, particularly China, but also Japan, Korea, Taiwan, Indonesia and Malaysia. Its Supramax vessels carry minerals, grain products and steel between the Americas, Europe, Africa, Australia and Indonesia and from these areas to China, Korea, Japan, Taiwan, the Phillipines and Malaysia. Oceanbulk’s newbuilding vessels are being built at Japanese and Chinese shipyards.

The following table summarizes key information about Oceanbulk’s fully delivered fleet:

Vessel Name		Type	Capacity (dwt)	Yard	Year Built or Expected Delivery Date(1)	Financing(2)
Existing Fleet
1	Pantagruel	Capesize	180,181	Imabari, Japan	2004	Yes(4)
2	Big Fish	Capesize	177,662	Mitsui, Japan	2004	Yes(4)
3	Strange Attractor	Supramax	55,742	Mitsui, Japan	2006	Yes(4)
4	Pendulum	Kamsarmax	82,619	Tsuneishi, Japan	2006	Yes(5)
5	Kymopolia	Capesize	176,990	Namura, Japan	2006	Yes(5)
6	Big Bang	Capesize	174,109	SWS, China	2007	Yes(4)
7	Obelix	Capesize	181,433	Imabari, Japan	2011	Yes(4)
8	Amami(3)	Post-Panamax	98,681	Tsuneishi Zhousan, China	2011	Yes(5)

Vessel Name		Type	Capacity (dwt)	Yard	Year Built or Expected Delivery Date(1)	Financing(2)
9	Madredeus(3)	Post-Panamax	98,681	Tsuneishi Zhousan, China	2011	Yes(5)
10	Maiden Voyage	Supramax	58,722	Kawasaki, Japan	2012	Yes(4)
11	Mercurial Virgo	Kamsarmax	81,545	Longxue, China	2013	Yes(5)
12	Magnum Opus	Kamsarmax	81,022	JMU, Japan	2014	Yes(6)

Newbuilding
13	HN 213-JMU (tbr Peloreus)	Capesize	182,000	JMU, Japan	July 2014	Yes	(6)
14	HN 214-JMU (tbr Leviathan)	Capesize	182,000	JMU, Japan	August 2014	Yes	(6)
15	HN 1061	Ultramax	64,000	New Yangzijiang, China	January 2015	Yes	(8)
16	HN 1063	Ultramax	64,000	New Yangzijiang, China	January 2015(1)	Yes	(8)
17	HN 1062	Ultramax	64,000	New Yangzijiang, China	February 2015(1)	Yes	(8)
18	HN 5017-JMU	Capesize	182,000	JMU, Japan	March 2015	Yes	(2)
19	HN NE164-NACKS (tbr Honey Badger)	Ultramax	61,000	NACKS, China	March 2015(1)	Yes	(2)
20	HN NE165-NACKS	Ultramax	61,000	NACKS, China	March 2015(1)	Yes	(2)
21	HN NE166-NACKS	Newcastlemax	209,000	NACKS, China	April, 2015(1)	Yes	(2)
22	HN 1064	Ultramax	64,000	New Yangzijiang, China	April 2015(1)	Yes	(8)
23	HN 1312-SWS	Capesize	180,000	SWS, China	April 2015(1)	Yes	(7)
24	HN NE167-NACKS	Newcastlemax	209,000	NACKS, China	May 2015(1)	Yes	(2)
25	HN 1313-SWS	Capesize	180,000	SWS, China	June 2015(1)	Yes	(7)
26	HN 1080	Ultramax	64,000	New Yangzijiang, China	July 2015	No	(10)
27	HN 5055-JMU	Capesize	182,000	JMU, Japan	July 2015	Yes	(2)
28	HN NE184-NACKS	Newcastlemax	209,000	NACKS, China	July 2015	Yes	(2)
29	HN 1081	Ultramax	64,000	New Yangzijiang, China	August 2015	No	(10)
30	HN 5056-JMU	Capesize	182,000	JMU, Japan	August 2015	Yes	(2)
31	HN 1082	Ultramax	64,000	New Yangzijiang, China	September 2015	No	(10)
32	HN 1359	Newcastlemax	208,000	SWS, China	September 2015(1)	Yes	(9)
33	HN 1083	Ultramax	64,000	New Yangzijiang, China	November 2015(1)	No	(10)
34	HN 1360	Newcastlemax	208,000	SWS, China	December 2015	Yes	(9)
35	HN 1361	Newcastlemax	208,000	SWS, China	March 2016(1)	Yes	(9)
36	HN 1362	Newcastlemax	208,000	SWS, China	May 2016(1)	Yes	(9)
37	HN 1363	Newcastlemax	208,000	SWS, China	June 2016(1)	Yes	(9)
Total wholly owned dwt:			5,018,609

(1)	The indicated expected delivery date of Oceanbulk’s newbuilding vessels is either the contracted delivery date or the expected delivery date that it has been advised of by the relevant shipyards. The indicated expected delivery date for each of hull numbers HN NE164-NACKS (tbr Honey Badger), HN NE165-NACKS, HN NE166-NACKS, HN 1062, HN 1064, HN NE167-NACKS, HN 1361 and HN 1362 reflects a delivery date that is one month earlier than the contracted delivery date. The indicated expected delivery dates for hull numbers HN 1063, HN 1312-SWS, HN 1313-SWS, HN 1359 and HN 1363 reflect delivery dates that are three, four, three, two and three months earlier than the respective contracted delivery dates.
(2)	Indicates either that committed or funded financing for the vessel has been obtained or Oceanbulk is in the final stages of negotiations with a lender with respect to such committed financing.

(3)	Two of Oceanbulk’s Post-Panamax vessels, Amami and Madredeus, were acquired subject to long-term charters to Glocal Japan Inc. through April and June 2016, respectively, at a gross charterhire rate of $15,000 per day.
(4)	These vessels secure the ABN Facility, which requires balloon payments with respect to the individual vessels from September 2017 to December 2018.
(5)	These vessels will secure the HSBC Facility, for which Oceanbulk executed a binding term sheet on April 1, 2014. The HSBC Facility is expected to mature 59 months after the drawdown date.
(6)	Financing for these vessels is expected to be provided pursuant to the Deutsche Bank Facility, for which Oceanbulk executed a loan agreement on May 20, 2014. Loans under the Deutsche Bank Facility are able to be drawn to finance payments on each vessel and mature five years after the drawdown date of each loan. An amount of $20 million was drawn in May upon delivery of Magnum Opus.
(7)	Financing for these vessels is expected to be provided pursuant to the $57.4 million CEXIM Facility, for which we executed a binding term sheet on March 21, 2014. Loans under the CEXIM Facility are able to be drawn to finance payments on each vessel and mature ten years after the drawdown date of each loan.
(8)	These vessels are subject to bareboat charters with eight-year terms with affiliates of New Yangzijiang.
(9)	These vessels are subject to bareboat charters with ten-year terms with affiliates of SWS.
(10)	Debt financing for these vessels is expected to amount to $64 million.

Management of Oceanbulk’s Business

History and Development of the Company

Oceanbulk Shipping LLC and Oceanbulk Carriers LLC, were formed in October 2012 and April 2013, respectively, as joint ventures between the Pappas Holdco (a subsidiary of Oceanbulk Maritime) and the Oaktree Holdco to acquire and operate dry bulk vessels. Oceanbulk Maritime provides commercial management services pursuant to a commercial management agreement.

Purchase of the Deiulemar Fleet

On March 10, 2014, Heron purchased the business of Deiulemar, which consists of 12 vessels and the associated assets and contracts. The total purchase price was $120.8 million, of which $44.5 million was provided in the form of equity or convertible note financing by Oceanbulk Shipping LLC and ABY Group Holding Limited on a 50-50 basis and $95.2 million (including $76.3 million available for financing the acquisition and $18.9 million available for working capital borrowings) was provided by lenders pursuant to the CIT Facility that is guaranteed on a several (not joint) 50-50 basis by Oceanbulk Shipping LLC and ABY Group Holding Limited.

As of March 31, 2014, the following vessels were owned by Heron:

	Vessel Name	Type	Capacity (dwt)	Yard	Year Built
1	ABYO Gwyneth	Kamsarmax	82,790	Tsuneishi (Japan)	2006
2	ABYO Oprah	Kamsarmax	82,551	Tsuneishi (Japan)	2006
3	ABYO Angelina	Kamsarmax	82,981	Tsuneishi (Japan)	2006
4	ABYO Audrey	Capesize	175,125	New Times (China)	2011
5	ABYO One	Panamax	64,796	Fincatieri (Italy)	1987
6	ABYO Two	Capesize	122,760	Hyundai (Korea)	1990
7	ABYO Three	Capesize	122,760	Hyundai (Korea)	1990
8	ABYO Natalie	Panamax	75,473	Fincatieri (Italy)	1996
9	ABYO Jennifer	Panamax	75,473	Fincatieri (Italy)	1996
10	ABYO Sienna	Panamax	75,473	Fincatieri (Italy)	1997
11	ABYO Charlize	Panamax	75,473	Fincatieri (Italy)	1997
12	ABYO Four	Capesize	172,632	Santierul (Romania)	1999
		Total	1,208,287

As of March 31, 2014, Heron had total debt of $92.5 million and total cash of $19.2 million. Since March 31, 2014 Heron has sold ABYO One, ABYO Two, ABYO Three, ABYO Sienna and ABYO Charlize for total consideration of $33.3 million. Part of these proceeds were used to repay part of the CIT Facility which as of June 3 2014 stands at $65.2 million. Oceanbulk expects that ABYO Gwyneth, ABYO Oprah, ABYO Angelina, ABYO Audrey and ABYO Four will be retained by Heron, and the remaining vessels will be sold during 2014.

Officers and Crewing

Oceanbulk had no onshore employees at the end of 2013 and 2012. As of March 31, 2014, Oceanbulk had 249 seagoing employees and no onshore employees. Its seagoing employees are currently employed by its subsidiaries and its onshore personnel are employed by its affiliates. None of Oceanbulk’s employees is currently covered by collective bargaining agreements and Oceanbulk believes that its relations with its employees are good.

Oceanbulk’s Customers

Oceanbulk believes that its vessel employment strategy and high-quality operations position it to be the transportation partner of choice for its customers. By employing its vessels in the spot and short-term time charter market, Oceanbulk maintains regular dialogue with charterers and brokers that help it identify valuable chartering opportunities, as well as longer-term trends that may benefit it. Developing strong relationships with the end users of its services allows Oceanbulk to better satisfy their needs with appropriate and capable vessels. A prospective charterer’s financial condition, creditworthiness and track record are important factors in negotiating Oceanbulk’s vessels’ employment. As of March 31, 2014, Oceanbulk’s vessels were subject to charters with Cargill, Glocal Marine, Western Bulk Carriers and Noble. Historically Oceanbulk have also chartered with L. Dreyfus, NYK, Vale, ABT, CISA, Glencore and other major charterers. During 2013, Oceanbulk had significant portions of its revenues come from specific charterers who are major players in the dry bulk market. As its fleet expands, Oceanbulk expects to spread the counterparty risk across more charterers and will continue to evaluate these charterers and its chartering strategy for credit risk.

During 2013, charterers that individually accounted for more than ten percent of Oceanbulk’s voyage reveneues were as follows:

Charterer	2013
A	22%
B	19%
C	18%
D	15%
E	11%

Because, on a fully delivered basis, its fleet did not expand to four vessels until the middle of the third quarter of 2013 and did not expand to six vessels until late in the fourth quarter of 2013, Oceanbulk expects that the concentration of charterers during 2013 will not be indicative of the future operations of its fleet during 2014 or of its fully delivered fleet.

Competition

Oceanbulk operates in markets that are highly competitive and based primarily on supply and demand. Oceanbulk competes for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on its reputation and that of its commercial manager. Oceanbulk competes primarily with other independent and state-owned dry bulk vessel-owners. Its competitors may have more resources than Oceanbulk and may operate vessels that are newer, and, therefore, more attractive to charterers, than its vessels. Ownership of dry bulk vessels is highly fragmented and is divided among publicly listed companies, state-controlled owners and private shipowners.

Seasonality

Oceanbulk operates its vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charterhire rates. This seasonality may result in quarter-to-quarter volatility in its operating results, which could affect the amount of dividends, if any, that Oceanbulk pays to its equityholders from quarter to quarter. The dry bulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, revenues of dry bulk carrier operators in general have historically been weaker during the fiscal quarters ended June 30 and September 30 and stronger during the fiscal quarters ended December 31 and March 31. This seasonality may materially affect Oceanbulk’s operating results and cash available for dividends.

Environmental and Other Regulations in the International Shipping Industry

Government regulation significantly affects the ownership and operation of its fleet. Oceanbulk is subject to international conventions and treaties and national, state and local laws and regulations relating to safety, security, health and environmental protection in force in the countries in which its vessels may operate or are registered. These regulations include requirements relating to the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, the security of the vessel, cargoes and crew, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws and legal requirements may entail significant expense, including vessel modifications, equipment acquisitions or modifications, crew training and certification and implementation of certain operating procedures.

A variety of government and private entities subject its vessels to both scheduled and unscheduled inspections. These entities include local port authorities (applicable national authorities, such as the United States Coast Guard, harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require Oceanbulk to obtain permits, licenses, certificates and other authorizations for the operation of its vessels. Failure to maintain necessary permits or approvals could require Oceanbulk to incur substantial costs or temporarily suspend the operation of one or more of its vessels.

Oceanbulk believes that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection, safety, environmental and other requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the existing strict environmental standards and planned stricter standards. Oceanbulk is required to maintain operating standards for all of its vessels that emphasize operational safety, quality maintenance, continuous training of its officers and crews and compliance with all applicable laws and legal requirements. Oceanbulk is not aware of any material failure of its vessels to comply with applicable environmental laws and regulatory requirements and is not aware of any of its vessels that do not have all material permits, licenses, certificates or other authorizations necessary for the conduct of its operations. However, because such laws and regulations may change frequently and have tended to impose stricter requirements over time, Oceanbulk cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on its operations or the resale value or useful lives of its vessels. Laws and other requirements may be adopted or come into force that could require the installation of equipment, changes in operations, or have other impacts that could adversely affect its business, results of operations, cash flows and financial condition. In addition, a future serious marine incident that causes significant adverse environmental impact, such as the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional laws or legal requirements that could also have such adverse effects.

International Maritime Organization

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by ships, has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978. MARPOL became effective on October 2, 1983. It has been adopted by over 150 nations, including many of the jurisdictions in which its vessels operate.

MARPOL has six Annexes. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI relates to air emissions.

Air Emissions

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution. Effective in May 2005, Annex VI sets limits on nitrogen oxide emissions from marine diesel engines with a power output of more than 130 kilowatts that were constructed (or underwent major conversions) on or after January 1, 2000. It also prohibits “deliberate emissions” of “ozone depleting substances,” defined to include certain halons and chlorofluorocarbons. “Deliberate emissions” are not limited to times when the ship is at sea; they can, for example, include discharges occurring in the course of the ship’s repair and maintenance. Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls) are also prohibited.

The IMO’s Maritime Environment Protection Committee adopted amendments to Annex VI on October 10, 2008, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. As of January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur (from the previous cap of 4.50%). By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018.

Sulfur content standards are even stricter within certain “Emission Control Areas,” than in other waters. By July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (from 1.50%), which will be further reduced to 0.10% on January 1, 2015. Amended Annex VI establishes procedures for designating new ECAs. Currently, the Baltic Sea, the North Sea certain coastal areas of North America and areas of the Caribbean Sea are designated ECAs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the United States Environmental Protection Agency (the “EPA”), or other jurisdictions where Oceanbulk operates, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of its operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. This included the requirement that all new ships utilize the Energy Efficiency Design Index and all ships use the Ship Energy Management Plan.

As of January 1, 2010, the Directive 2005/33/EC of the European Parliament and of the Council of July 6, 2005, amending Directive 1999/32/EC, came into force. The objective of the directive is to reduce emission of sulfur dioxide and particulate matter caused by the combustion of certain petroleum derived fuels. The directive imposes limits on the sulfur content of such fuels as a condition of their use within a Member State territory. The maximum sulfur content for marine fuels used by inland waterway vessels and ships at berth in ports in EU countries after January 1, 2010, is 0.10% by mass. On November 21, 2012, the European Parliament and of the Council issued Directive 2012/33/EU, which amended Directives 1999/32/EC and 2005/33/EC and brought EU regulations into line with the stricter sulfer emission requirements imposed by the revised MARPOL Annex VI.

Ballast Water Management

The IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory living organism concentration limits. The BWM Convention will not become effective until 12 months after it has been ratified by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, the ratifications have not been sufficient for the BWM convention to enter into force. Although the United States has not ratified the BWM Convention, the U.S. Coast Guard has adopted regulations imposing requirements similar to those the BWM Convention calls for. Upon entry into force of the BWM Convention, mid-ocean ballast exchange would be mandatory for all of Oceanbulk’s vessels. Such exchanges are already required for vessels entering the waters of certain countries such as the United States. In addition, Oceanbulk’s vessels would be required to be equipped with a ballast water treatment system that meets mandatory concentration limits not later than the first intermediate or renewal survey, whichever occurs first, after the anniversary date of delivery of the vessel in 2014, for vessels with ballast water capacity of 1,500-5,000 cubic meters, or after such date in 2016, for vessels with ballast water capacity of greater than 5,000 cubic meters. If mid-ocean ballast exchange or ballast water treatment requirements become mandatory for all trades, the cost of compliance could increase for ocean carriers. Although Oceanbulk does not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on its operations. If the BWM Convention concentration limits become mandatory, vessel owners may have to install expensive ballast water treatment systems and modify existing vessels to accommodate those systems. To date, many of these systems are unproven and not yet certified for use by any government. Oceanbulk cannot predict whether the BWM Convention will be ratified by enough countries to enter into force or whether other countries will adopt it or similar requirements unilaterally. Despite this uncertainty, all of Oceanbulk’s newbuildings are being equipped with BMW treatment systems.

Safety Management System Requirements

The IMO has also adopted the SOLAS and the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. The Convention on Limitation of Liability for Maritime Claims was recently amended and the amendments are expected to go into effect on June 8, 2015. The amendments alter the limits of liability for loss of life or personal injury claims and property claims against shipowners. Oceanbulk believes that all its vessels will be in substantial compliance with SOLAS and LL Convention standards.

Under Chapter IX of SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, Oceanbulk’s operations are also subject to environmental standards and requirements. The ISM Code requires the owner of a vessel, or any person who has taken responsibility for operation of a vessel, to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. Oceanbulk relies upon the safety management system that it’s technical manager have developed for compliance with the ISM Code. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The ISM Code requires that vessel operators obtain a safety management certificate (“SMC”) for each vessel they operate. This certificate evidences compliance (“DOC”) by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a SMC unless its manager has been awarded a document of compliance, issued by classification societies under the authority of each flag state, under the ISM Code. Oceanbulk has obtained or will obtain DOCs for its offices and will obtain SMCs for all of its vessels for which the certificates are required by the IMO. The DOC and the SMC are renewed every five years, but the DOC is subject to audit verification annually and the SMC at least every 2.5 years. As of this date, each of Oceanbulk’s vessels is ISM Code certified, and Oceanbulk expects that each of its newbuilding vessels will also be ISM Code certified.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatory to such conventions. For example, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”) to impose strict liability on shipowners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

IMO regulations also require owners and operators of vessels to adopt shipboard oil pollution emergency plans and/or shipboard marine pollution emergency plans for noxious liquid substances in accordance with the guidelines developed by the IMO.

Compliance Enforcement

Vessels are primarily regulated by their country of registry, known as the flag state, and the countries vessels visit, known as port states. Under international law, the flag state has overall responsibility for implementing and enforcing a broad range of safety, health, environmental and other laws and legal requirements with respect to all vessels it registers. When enforcing international, national or other requirements, port states tend to take into account the safety reputation of the flag state in determining inspection frequency and severity. All of its existing vessels are flagged in the Marshall Islands, and Oceanbulk expects that its newbuilding vessels will also be flagged in the Marshall Islands. According to an internationally recognized guide of flag state performance—the “Shipping Industry Guidelines on Flag State Performance,” which evaluates and reports on flag states based on factors such as sufficiency of infrastructure, ratification, implementation, and enforcement of principal international maritime treaties and regulations, supervision of statutory ship surveys, casualty investigations and participation at IMO and ILO meetings (as defined below)—the Marshall Islands has an overall favorable assessment. Oceanbulk recognizes the importance of a credible flag state and does not intend to register vessels with countries which have poor performance indicators. Noncompliance with the ISM Code or other IMO regulations may subject the shipowner or bareboat charterer to more frequent inspections, more intrusive inspections, increased liability, decreases in available insurance coverage for affected vessels and in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. Each of its existing vessels is ISM Code certified, and Oceanbulk expects that each of its newbuilding vessels will also be ISM Code certified. However, there can be no assurance that such certification will be maintained or can be maintained without adversely affecting vessel profitability.

The IMO continues to review and introduce new conventions and regulations. It is difficult to predict reliably what additional requirements, if any, may be passed by the IMO and adopted by particular countries or the international community and what effect, if any, such conventions, regulations or other legal requirements might have on Oceanbulk’s operations.

The U.S. Oil Pollution Act of 1990 and the U.S. Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990 established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills applicable to vessels and facilities. OPA affects all “owners and operators” whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted the U.S. Comprehensive Environmental Response, Compensation and Liability Act which applies to the discharge of hazardous substances other than oil, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. OPA applies to oil tankers (which are not operated by us), as well as non-tanker ships with respect to the fuel oil, or bunkers, used to power such ships. CERCLA also applies to Oceanbulk’s operations.

Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

•	injury to, destruction or loss of, or loss of use of, natural resources and the costs of assessment thereof;

•	injury to, or economic losses resulting from, the destruction of real and personal property;

•	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

•	loss of subsistence use of natural resources that are injured, destroyed or lost;

•	lost profits or impairment of earnings capacity due to injury, destruction or loss of real or personal property or natural resources; and

•	net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability for non-tank vessels to the greater of $1,000 per gross ton or $854,400 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Clean Water Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a liability regime similar to OPA whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, or qualification as a self-insurer. Oceanbulk plans to comply with the U.S. Coast Guard’s financial responsibility regulations by providing a certificate of responsibility evidencing sufficient self-insurance.

Oceanbulk currently maintains pollution liability coverage insurance in the amount of $1.0 billion per incident for each of Oceanbulk’s vessels, subject to exclusions and other qualifications. If the damages from a catastrophic spill were to exceed or fall outside of Oceanbulk’s insurance coverage, it could have an adverse effect on Oceanbulk’s business and results of operation.

OPA specifically permits individual states in the United States to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. Oceanbulk intends to comply with all existing and future applicable state or other regulations in the ports where its vessels call.

Other Environmental Laws and Requirements

The U.S. Clean Water Act (the “CWA”), prohibits the discharge of oil or hazardous substances in a “harmful quantity” in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In addition, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The EPA regulates the discharge of ballast water and other substances in U.S. waters under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit or VGP authorizing ballast water discharges and other discharges incidental to the operation of vessels. The current VGP issued on March 28, 2013 expires on December 19, 2018. The VGP imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, record keeping and reporting requirements to ensure the effluent limits are met. The VGP also contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, and stringent requirements for exhaust gas scrubbers and requires the use of environmentally acceptable lubricants. The EPA has the authority to provide for more stringent emission and discharge limits when promulgating the VGP.

U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, including restrictions on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters. The U.S. Coast Guard ballast water standards are similar to those adopted by the IMO in the BWM Convention in 2004. Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on Oceanbulk’s vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict Oceanbulk’s vessels from entering U.S. waters.

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990 (the “CAA”), requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Oceanbulk’s vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Oceanbulk’s vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements, and Oceanbulk expects that its newbuilding vessels that will operate in such port areas will also be so equipped. The CAA also requires states to adopt State Implementation Plans (“SIPs”) designed to attain national health-based air quality standards, including in major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, its existing vessels operating in covered port areas are equipped with vapor recovery systems that satisfy these existing requirements, and Oceanbulk expects that its newbuilding vessels will also satisfy these requirements.

European Union Regulations

In October 2009, the European Union amended a directive (Directive 2009/123/EC amended Directive 2005/35/EC) to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. Member States were required to enact laws or regulations to comply with the directive by the end of 2010. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. However, in July 2011 MEPC adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships that entered into force in January 2013. Currently, operating ships are required to develop SEEMPs and minimum energy efficiency levels per capacity mile will apply to new ships. These requirements could cause Oceanbulk to incur additional compliance costs. The IMO is considering the implementation of market-based mechanisms to reduce greenhouse gas emissions from ships. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety, has adopted regulations to limit greenhouse gas emissions from certain mobile sources and has proposed regulations to limit greenhouse gas emissions from large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, the EPA was petitioned in 2007 by the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going vessels. In June 2012, the EPA responded to the petition by stating that its regulation of vessel emissions would require significant time and resources which it is not currently prepared to expend. Any passage of climate change legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where Oceanbulk operates, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require Oceanbulk to make significant financial expenditures that Oceanbulk cannot predict with certainty at this time. Even in the absence of such legislation or regulation, Oceanbulk’s business may be indirectly affected to the extent that climate change may result in sea level changes or more intense weather events.

International Labor Organization

The United Nations International Labour Organization (“ILO”) adopted the Maritime Labour Convention 2006 (“MLC 2006”) on February 23, 2006. MLC 2006, sometimes referred to as the “seafarers’ bill of rights,” came into force for the initial group of countries which had ratified it on August 20, 2013. MLC 2006 requires vessels over 500 gross tons, visiting countries which ratified the convention to have on board a Maritime Labor

Certificate and a Declaration of Maritime Labor Compliance. As the name of the document indicates, it certifies compliance with the labor standards contained in MLC 2006 such as minimum seafarer age, hours or work and rest, paid annual leave and onboard medical care. Oceanbulk believes it is in substantial compliance with the MLC 2006 requirements for all of its vessels.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the MTSA came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States.

Similarly, in December 2002, the IMO amended SOLAS adopting, effective July 2004, the International Ship and Port Facility Security Code (“ISPS Code”), which imposes various detailed security obligations on vessels and port authorities and is designed to enhance the security of ports and ships against terrorism. After July 1, 2004, to trade internationally, a vessel must have an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Among the various requirements are:

•	on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of a ship security plan;

•	ship identification number to be permanently marked on a vessel’s hull;

•	a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

Any vessel operating without a valid certificate may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S.-flag vessels from MTSA provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. Oceanbulk intends to implement the various security measures required by MTSA, SOLAS and the ISPS Code across its entire fleet.

Inspection by Classification Societies

The vast majority of oceangoing vessels are “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class certification, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

Annual Surveys

For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

Intermediate Surveys

Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

Class Renewal Surveys

Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. Upon a shipowner’s request, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years. Vessels under five years of age can waive dry docking in order to increase Available Days and decrease capital expenditures, provided the vessel is inspected underwater.

Most vessels are also dry docked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the shipowner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies (the “IACS”). In 2013, the IACS adopted harmonized Common Structure Rules for oil tankers and bulk carriers, that align with the IMO goals standards. The new rules will apply to all oil tankers over 150 meters and bulk carriers over 90 meters in length contracted for construction on or after July 1, 2015. All newbuilding and secondhand vessels that Oceanbulk acquires must be certified prior to their delivery under its standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, Oceanbulk has no obligation to take delivery of the vessel.

Risk of Loss and Liability Insurance

The operation of any dry bulk vessel includes risks such as mechanical and structural failure, hull damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental incidents, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market.

Oceanbulk maintains hull and machinery insurance, war risks insurance, protection and indemnity cover, and freight, demurrage and defense cover for its fleet in amounts that Oceanbulk believes to be prudent to cover normal risks in its operations. However, Oceanbulk may not be able to achieve or maintain this level of coverage throughout a vessel’s useful life. In addition, while Oceanbulk believes that the insurance coverage that Oceanbulk has is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that Oceanbulk will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery and War Risks Insurance

Oceanbulk maintains marine hull and machinery and war risks insurance, which includes coverage of the risk of actual or constructive total loss for all of its vessels. Each of its current vessels is covered up to at least the fair market value with deductibles of $100,000-$175,000 per vessel per incident and Oceanbulk expects to have equivalent coverage on its newbuilding vessels. Oceanbulk also maintain increased value coverage for most of its current vessels and expects to do so for all of its newbuilding vessels. Under this increased value coverage, in the event of total loss of a vessel, Oceanbulk will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities that are not recoverable under its hull and machinery policy by reason of under insurance.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations (“P&I Associations”), which insure liabilities to third parties in connection with Oceanbulk’s shipping activities. This includes third-party liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Oceanbulk’s P&I coverage is subject to and in accordance with the rules of the P&I Association in which the vessel is entered. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.” There is no express limit of liability for the risks covered, although there is an overall limit currently based on 2.5% of the property limitation funds under the 1976 Limitation Convention, save for:

•	oil pollution, $1.0 billion per event;

•	passenger and seaman risks, $3.0 billion per event, with a sub-limit of $2.0 billion per event for passenger claims only;

•	P&I Excess War Risks, $500.0 million per event and in the aggregate; and

•	in respect of certain war and terrorist risks the liabilities arising from biological and chemical attacks, $30.0 million per event.

The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. A Pooling Agreement defines the risks that can be pooled and how losses are to be shared between the participating clubs. The pool provides a mechanism for sharing all claims in excess of $9 million up to, currently, approximately $7.5 billion.

As a member of a P&I Association which is a member of the International Group, Oceanbulk is subject to calls payable to the associations based on the group’s claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group.

Permits and Authorizations

Oceanbulk is required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to its vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the age of a vessel. Oceanbulk expects to be able to obtain all permits, licenses and certificates currently required to permit its vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit Oceanbulk’s ability to do business or increase the cost of Oceanbulk doing business.

Legal Proceedings

To its knowledge, Oceanbulk is not currently a party to any lawsuit that, if adversely determined, would have a material adverse effect on its financial position, results of operations or liquidity. As such, Oceanbulk does not believe that pending legal proceedings, taken as a whole, should have any significant impact on its financial statements. From time to time in the future, Oceanbulk may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. While Oceanbulk expects that these claims would be covered by its existing insurance policies, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. Oceanbulk has not been involved in any legal proceedings which may have, or have had, a significant effect on its financial position, results of operations or liquidity, nor is Oceanbulk aware of any proceedings that are pending or threatened which may have a significant effect on its financial position, results of operations or liquidity.

Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of Oceanbulk’s equity interests.

Properties

Other than its vessels (including the contracts for the construction thereof), Oceanbulk does not own any material property.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Set forth below are certain relationships and related party transactions of Oceanbulk. The following should be read in conjunction with the other information in this proxy statement.

Oceanbulk’s relationship with its Managers

Technical management. Each of Oceanbulk’s existing vessels has entered (or will enter) into a vessel management and operating agreement with StarBulk S.A., a subsidiary of Star Bulk, which was founded by Star Bulk’s non-Executive Chairman, Mr. Pappas (who currently is the Chief Executive Officer of Oceanbulk). In addition, affiliates of Oaktree beneficially own approximately 19.6% of Star Bulk’s outstanding voting shares. Pursuant to the terms of these agreements, StarBulk S.A. provides management services, including technical, crew and accounting services, to Oceanbulk’s vessels in exchange for a fixed daily management fee of $750 per vessel, for a period beginning upon the vessel’s delivery and until the termination of the agreement. The agreement will terminate upon the expiration of a two-month period from the execution of a written notice by either party to the other. During 2013 and the period from October 4, 2012 through December 31, 2012, management fees under these agreements amounted to $0.7 million and less than $0.1 million, respectively. During the three month periods ended March 31, 2014 and 2013, management fees under these agreements amounted to $0.5 million and $0.1 million, respectively.

Provision of certain guarantees by Oceanbulk Maritime

Oceanbulk Maritime has provided performance guarantees under the bareboat charter agreements of HN 1061, HN 1062, HN 1063 and HN 1064, which are four vessels being built in the NewYangzijiang shipyard. Oceanbulk Maritime has also provided performance guarantees under the shipbuilding contracts for HN 213-JMU (tbr Peloreus), HN 214-HMU (tbr Leviathan), HN 5017-JMU, HN 5055-JMU and HN 5056-JMU, which are five vessels being built at JMU, and HN NE164-NACKS (tbr Honey Badger), HN NE165-NACKS, HN NE166-NACKS, HN NE167-NACKS and HN NE184-NACKS, which are five vessels being built at NACKS. All of the performance guarantees described above have been counter-guaranteed by Oceanbulk.

Vessel Purchase from MaidenVoyage LLC

In August 2013, Oceanbulk purchased a Supramax dry bulk carrier, Maiden Voyage, from Maiden Voyage LLC, which was a company under common control by the Pappas Holdco and Oaktree. The purchase price was $27.3 million.

Profit Interests

Pursuant to the Profits Interest Agreement among affiliates of Oaktree, Oceanbulk Maritime S.A. and Messrs. Pappas and Norton, Messrs. Pappas and Norton are eligible for a share of the profits of Oaktree, subject to Oaktree and its affiliates achieving certain internal rate of return and capital multiples on their original investment in Oceanbulk. Mr. Hamish Norton is the Chief Financial Officer of Oceanbulk Maritime. This award will be payable only by affiliates of Oaktree and not by Oceanbulk. As of December 31, 2013 and 2012, no awards had vested and no payments have yet been made under the Profits Interest Agreement. While Oceanbulk is, as of March 31, 2014, a party to a side letter to the Profits Interest Agreement, the Agreement will be amended prior to the proposed Transactions, to remove Oceanbulk from being a party.

Members’ Loans

Pursuant to the constituent documents of Oceanbulk Shipping and Oceanbulk Carriers, the Oceanbulk Holdcos have been permitted, as members, to lend amounts to them as Members’ Loans, evidenced by Convertible Notes due December 2042 (the “Convertible Notes”). There were $404.3 million and $223.1 million aggregate principal amount of Convertible Notes outstanding as of March 31, 2014 and December 31, 2013, respectively. During the period after March 31, 2014 and up to May 28, 2014 (when the Members’ Loans were converted) Oceanbulk incurred an additional $4.9 million of Convertible Notes. The Convertible Notes bore interest at a rate of 2.0% per annum, accruing quarterly in arrears. There was $4.5 million and $2.9 million total accrued interest outstanding as of March 31, 2014 and December 31, 2013 respectively, while an additional $1.3 million was accrued from the period between April 1, 2014 and May 28, 2014, when the total outstanding Members’ Loans of $415.0 million were converted into 373,533 Class A Units issued by Oceanbulk Shipping and Oceanbulk Carriers to the Oaktree Holdco and 41,504 Class A Units issued by Oceanbulk Shipping and Oceanbulk Carriers to the Pappas Holdco.

Certain Relationships and Related Party Transactions of Star Bulk

Set forth below are certain relationships and related party transactions of Star Bulk. The following should be read in conjunction with the other information in this proxy statement. In addition, you should refer to the section entitled “Major Stockholders and Related Party Transactions” in our annual report on Form 20-F for the fiscal year ended 2013 filed with the SEC on March 21, 2014, for an overview of the related party transactions of Star Bulk.

Following the closing of the Merger, Star Bulk will be obligated to make payments to Spyros Capralos, Star Bulk’s current chief executive officer, which would be triggered by the Transactions under his employment and consultancy arrangements with us.

PARTIES TO THE TRANSACTIONS

Star Bulk Carriers Corp. is a global shipping company incorporated in the Republic of the Marshall Islands. Our principal executive office is located at 40 Agiou Konstantinou Str., Maroussi 15124, Athens, Greece and the telephone number of our principal executive office is 011 30 210 617 8400.

The Merger Subs consist of two Marshall Islands limited liability companies that are wholly-owned subsidiaries of the Company. The Merger Subs were formed solely for the purpose of entering into the Merger Agreement and consummating the transactions contemplated by the Merger Agreement. The Merger Subs have not engaged in any business except for the activities incident to its formation and in connection with the transactions contemplated by the Merger Agreement. The Merger Subs’ registered office is located at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH 96960.

The Sellers consist of two Marshall Islands limited liability companies that were formed for the purpose of owning, investing and disposing of the membership interests in the Oceanbulk Holdcos and entering into the Merger Agreement and consummating the transactions contemplated by the Merger Agreement. The Oaktree Seller’s principal office is located at 333 S. Grand Avenue, 30th Floor, Los Angeles, CA 90071 and the telephone number of its principal office is (213) 830-6300. The Pappas Seller’s principal place of business and registered office is located at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH 96960.

The Oceanbulk Holdcos consist of two Marshall Islands limited liability companies. The Oceanbulk Holdcos were formed for the purpose of owning, investing and disposing of the membership interests in Oceanbulk. At the effective time of the Merger, each of the Oceanbulk Holdcos will be merged with and into each of one of the Merger Subs, and Merger Subs will continue as the surviving companies and wholly-owned subsidiaries of the Company. The Oaktree Holdco’s principal office is located at 333 S. Grand Avenue, 30th Floor, Los Angeles, CA 90071 and the telephone number of its principal office is (213) 830-6300. The Pappas Holdco’s principal place of business and registered office is located at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH 96960.

Oceanbulk consists of two international shipping companies that are formed under the laws of the Republic of the Marshall Islands. On a fully delivered basis, Oceanbulk will have a fleet of 39 vessels consisting primarily of Capesize as well as Kamsarmax and Ultramax vessels with a carrying capacity between 55,000 dwt and 209,000 dwt. Oceanbulk’s fleet includes 12 existing vessels and 25 vessels currently under construction at leading shipyards in Japan and China. Oceanbulk’s vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains and fertilizers, along worldwide shipping routes. Oceanbulk’s principal place of business and registered office is located at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH 96960. Oceanbulk conducts its business through its commercial manager Oceanbulk Maritime S.A., of Liberia whose Greek branch is located at 40 Agiou Konstantinou Str., Maroussi 15124, Athens, Greece, and the telephone number is 011-30-210-638-7200.

The Pappas Entities consist of three companies limited by shares and incorporated in the British Virgin Islands and which own the entire issued and outstanding registered shares of Dioriga and Positive Shipping. At the effective time of the Pappas Agreement, the Company shall purchase and acquire the relevant Pappas Entities’ rights, title and interest in and to the whole of the issued and outstanding registered shares in each of Dioriga and Positive Shipping. The Pappas Entities’ principal place of business and registered office is located at P.O. Box 3321, Drake Chambers, Road Town Tortola, British Virgin Islands

Dioriga and Positive Shipping are each a corporation incorporated in the Marshall Islands that were formed for the purposes of owning and operating vessels. Dioriga is the owner of a bulk carrier vessel of approximately 80,800 dwt registered under the flag of the Marshall Islands with the name “TSU EBISU”. Positive Shipping is party to a contract for the construction of a newbuilding drybulk carrier of approximately 182,000 dwt with fuel efficient specifications, currently under construction at Japan Marine United Corproration having Hull No. 5016 and which, on delivery, will be registered in the ownership of Positive Shipping under the flag of the Marshall Islands with the name “INDOMITABLE”. At the effective time of the Pappas Agreement, the Company shall purchase and acquire the rights, title and interest in and to the whole of the issued and outstanding registered shares in each of Dioriga and Positive Shipping. The principal place of business and registered offices of Dioriga and Positive Shipping are located at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH 96960. The management of the business of Dioriga and Positive Shipping is conducted through their technical and commercial manager Oceanbulk Maritime S.A., of Liberia whose Greek branch is located at 40 Agiou Konstantinou Str., Maroussi 15124, Athens, Greece, and the telephone number is 011-30-210-638-7200.

THE TRANSACTION

Background of the Transactions

In October 2012 and April 2013, Pappas Holdco, an affiliate of certain immediate family members of Mr. Petros Pappas, our founder and our current non-Executive Chairman, established joint ventures with Oaktree Holdco, forming Oceanbulk Shipping and Oceanbulk Carriers, respectively.

In May 2013, the Company entered into stock purchase agreements with certain investment funds controlled by Monarch and Oaktree Capital Management, L.P. (the “Existing Oaktree Shareholders”), respectively, to backstop its equity rights offering that was completed in July 2013. Pursuant to the terms of the purchase agreements, the Board increased the number of directors constituting the Board to six (6) and appointed Mr. Roger Schmitz as a Class B director to fill the vacancy created thereby. The Existing Oaktree Shareholders also received the right to appoint a Class B director, but elected not to exercise such right. In the Company’s October 2013 common share public offering, each of Monarch and the Existing Oaktree Shareholders purchased an additional 2.272 million common shares.

In December 2013, upon being informed by Mr. Pappas and Mr. Hamish Norton, an officer of an Oceanbulk affiliate, of Oceanbulk’s plans to explore an initial public offering, Mr. Schmitz suggested to Messrs. Pappas and Norton that Oceanbulk consider exploring a potential combination of the Company and Oceanbulk in lieu of an IPO.

On December 20, 2013, representatives of Oaktree and Mr. Schmitz, each in their capacities as significant shareholders of the Company, had a discussion exploring a potential combination of the Company and Oceanbulk.

During the course of January 2014, members of the Board and senior management of the Company had discussions to begin to consider whether Oceanbulk and its vessels would be attractive to the Company.

On February 2, 2014, Mr. Norton informed Spyros Capralos, the Chief Executive Officer of the Company, that Oceanbulk was interested in investigating a possible strategic transaction between Oceanbulk and the Company.

On February 3, 2014, the Company agreed to enter into a Mutual Confidentiality Agreement with Oceanbulk Shipping and Oceanbulk Carriers which, among other things, contained a one (1) year standstill agreement of Oceanbulk Shipping and Oceanbulk Carriers.

On February 6, 2014, the Company held a Board meeting during which Mr. Capralos informed the Board that he received a preliminary expression of interest in a potential transaction from Oceanbulk. At the meeting, the Board constituted a transaction committee comprised of Tom Søfteland and Roger Schmitz, who are each disinterested directors and are not officers, employees, representatives, agents or affiliates of the Sellers, Oceanbulk or the Pappas Entities and who do not have an economic interest in the Sellers, Oceanbulk or the Pappas Entities (the “Special Committee”) to evaluate, discuss and negotiate any proposal to be made by Oceanbulk for a possible strategic transaction, and, at the appropriate time, either to reject such a transaction or to make a recommendation to the Board to enter into such a transaction.

On February 6, 2014, a due diligence request list was provided to Oceanbulk, and on February 24, 2014 Seward & Kissel LLP (“Seward & Kissel”), legal advisor for the Company, was granted access to a dataroom containing the requested due diligence materials.

On February 7, 2014, Mr. Norton sent to Simos Spyrou, Chief Financial Officer of the Company, a framework for a possible transaction involving a stock-for-stock merger of the Company with Oceanbulk (which would include the convertible debt or the corresponding equity interest, if converted, in the Heron JV, as well as the Pappas Companies), with each business being valued at its net asset value for purposes of the combination. Based on Mr. Norton’s framework, Oaktree would own approximately 63% of the common shares of the combined company.

On February 11, 2014, the Special Committee retained Evercore Group L.L.C. (“Evercore”) to act as the Special Committee’s financial advisor with respect to a possible transaction with Oceanbulk. Evercore was chosen based on its qualifications, experience and reputation. Evercore is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, leveraged buyouts, competitive biddings, private placements and valuations for corporate and other purposes.

On February 12, 2014, the Company began to provide the Special Committee and its advisors with due diligence materials along with preliminary information on the Company’s and Oceanbulk’s fleets, and over the next few days, representatives of the Special Committee commenced a due diligence investigation of the Company and Oceanbulk. On February 13, 2014, the Special Committee was granted access to an electronic data room containing selected confidential information about the Company and Oceanbulk, including summary financial projections. On February 15 and February 16, 2014, representatives of Evercore held due diligence meetings by telephone with the Company and with Oceanbulk, respectively.

On February 15, 2014, the Special Committee retained Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”) to act as the Special Committee’s legal advisor, and on February 18, 19 and 20, 2014, the Special Committee held meetings, attended by representatives of Evercore and Wachtell Lipton, respectively, to discuss various matters, including (a) the discussions that had taken place between the Company and Oceanbulk concerning the terms of a possible transaction, (b) a valuation analysis for the Company and Oceanbulk, and (c) the general process, securities law, fiduciary duty and other considerations to be taken into account in connection with a possible transaction.

Over the course of the next two weeks, the Special Committee held numerous meetings with, and was in direct communication with, representatives of Evercore and Wachtell Lipton, respectively, to discuss the development of a response to Oceanbulk’s framework, including (a) governance restrictions that would be required from Oaktree in connection with a transaction considering its expected pro forma ownership level in the combined company and (b) the appropriate valuation for a transaction, including providing for the acquisition of the Oceanbulk vessels at a discount to the NAV, based on (i) a reflection of the value of the Company’s commercial and technical management business and (ii) the cost to Oceanbulk of conducting an initial public offering as an alternative to the business combination with the Company, among other factors.

During this period, with the advice of representatives of Evercore and Wachtell Lipton, the Special Committee developed a framework for a transaction with Oceanbulk, including (a) a governance structure for the combined company which would, among other things, limit Oaktree’s voting rights in the Company to 30% (with excess shares voted proportionately with Unaffiliated Stockholders), limit Oaktree to nomination rights with respect to four of nine directors to the Board (for so long as it held at least 50% of the outstanding common shares, with decreased nomination rights at lesser ownership thresholds), require Oaktree to vote all of its common shares in favor of the remaining slate of nominees nominated by the Nomination and Corporate Governance Committee, require disinterested director approval for transactions between the Company and Oaktree affiliates and subject Oaktree to customary standstill restrictions, including a prohibition on Oaktree’s acquisition of additional common shares, with certain exceptions, and certain transfer restrictions, (b) a requirement that the potential transaction be subject to the approval of a majority of the Company’s Unaffiliated Stockholders and (c) a valuation providing for a total NAV discount to Oceanbulk’s vessels of approximately $84 million.

On March 3, 2014, representatives of Evercore met with Mr. Norton and presented him with the Special Committee’s response framework.

On March 8, 2014, Mr. Norton provided a response to the Special Committee’s March 3, 2014 framework. Oceanbulk’s response outlined (a) total net asset value adjustments of approximately $16 million, (b) the potential acquisition by the Company of the two Pappas Companies on the same valuation basis and (c) the potential acquisition by the Company of Oceanbulk’s interest in the Heron JV, which would ultimately result in the Company owning two Kamsarmax vessels owned by the Heron JV after its unwind. Oceanbulk’s response also indicated that Oaktree would be subject to a voting cap of 49% (with a requirement to vote shares held by it in excess of 49% proportionately with Unaffiliated Stockholders), would have the right to nominate four directors so long as it held at least 33% of the outstanding common shares, would agree that any merger between the Company and an Oaktree affiliate would require disinterested director approval and would otherwise not be subject to any other governance restrictions.

After preliminary financial analysis by Evercore, the Special Committee determined to present a revised framework to Oceanbulk that included total net asset value adjustments of approximately $51 million and the acquisition of the Pappas Companies but not the vessels owned by the Heron JV. The Special Committee also determined to propose that Oaktree commit to subscribe for up to $150 million of equity capital raises by the Company through March 2015 to meet the funding requirements of the Oceanbulk fleet. The Special Committee also determined to revert, with limited exceptions, to its March 3, 2014 framework with respect to Oaktree governance restrictions.

On March 14, 2014, representatives of Evercore met with Mr. Norton to present the Special Committee’s revised framework.

Over the next two weeks, representatives of Wachtell Lipton, on behalf of the Special Committee, and representatives of Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul Weiss”), on behalf of Oceanbulk, held numerous discussions and exchanged responses on behalf of their respective clients with respect to the potential governance provisions for the combined company.

On March 21, 2014, representatives of Paul Weiss provided representatives of Wachtell Lipton with a revised governance framework from Oceanbulk that provided for (a) nomination rights for Oaktree for four of nine directors on the Board so long as it held at least 40% of the outstanding common shares, (b) no requirement for Oaktree to vote all of its common shares in favor of the remaining slate of nominees nominated by the Nomination and Corporate Governance Committee, (c) a voting cap for Oaktree of 35%, with certain exceptions that would allow it to exercise its full voting power, including in connection with any shareholder votes with respect to change of control transactions, (d) a prohibition on Oaktree selling greater than 20% blocks of the outstanding common shares to any person or group (with certain exceptions) but no other limitations on dispositions and (e) a prohibition on Oaktree common shares that would result in Oaktree owning more than 75% of the Company (the “Acquisition Threshold”), with certain exceptions.

On March 22, 2014, after consultation and discussion with representatives of Wachtell Lipton, the Special Committee determined to present a revised governance framework that provided for (a) the 40% ownership threshold for Oaktree’s right to nominate four of nine directors on the Board, consistent with the Special Committee’s prior framework, (b) a requirement that Oaktree vote all of its common shares in favor of the remaining slate of nominees nominated by the Nomination and Corporate Governance Committee, other than in cases of contested elections that were not pursued or assisted by Oaktree, (c) a voting cap for Oaktree of 33%, which voting cap would apply in connection with votes on change of control transactions, (d) lowering the Acquisition Threshold to the post-closing ownership level of Oaktree plus 1%, (e) a requirement that Oaktree not transfer common shares to a person or group which would result in that person or group owning more than 15% of the outstanding common shares and (f) a requirement that Oaktree not participate in any change of control transaction unless the Company’s other stockholders are entitled to receive the same consideration that Oaktree would receive in connection with such transaction. Representatives of Wachtell Lipton provided the Special Committee’s revised governance framework to representatives of Paul Weiss on March 22, 2014.

On March 25, 2014, representatives of Paul Weiss provided representatives of Wachtell Lipton with a governance framework from Oceanbulk which included certain key elements of the Special Committee’s March 22, 2014 governance framework, including the requirement that Oaktree not participate in any change of control transaction unless the Company’s other stockholders are entitled to receive the same consideration that Oaktree would receive in connection with such transaction, but which continued to give Oaktree the right to vote all of its common shares in connection with a vote with respect to change of control transactions and increasing the Acquisition Threshold to Oaktree’s post-closing ownership plus 5%.

On March 26, 2014, after consultation and discussion with representatives of Wachtell Lipton, the Special Committee determined to present a revised governance framework that provided for Oaktree’s ability to vote all of its common shares in connection with a vote with respect to a change of control transaction, but provided for the application of the voting cap in the event Oaktree was voting in favor of a change of control transaction unless a majority of the non-Oaktree disinterested directors on the Board approved such transaction and an Acquisition Threshold of Oaktree’s post-closing ownership plus 2.5%. Representatives of Wachtell Lipton provided the Special Committee’s revised governance framework to representatives of Paul Weiss on March 26, 2014.

On March 30, 2014, Mr. Norton provided representatives of Evercore with Oceanbulk’s response to Special Committee’s economic framework from March 14, 2014 and its March 26, 2014 governance framework. Oceanbulk’s response outlined (a) total net asset value adjustments of approximately $31 million, (b) the inclusion of Oceanbulk’s interest in the Heron JV in the transaction, but with a guarantee that it would be unwound in a manner such that the Company’s sole remaining interest would be two Kamsarmax vessels, with approximately $4 million of net cash, (c) the provision by Oaktree of up to $100 million of common share financing, but subject to pricing parameters and with payment of commitment fees to Oaktree, (d) a management team for the Company after the closing of the transaction, with Mr. Pappas as the CEO and Mr. Capralos as the non-Executive Chairman and (e) the ability of Oaktree to vote all of its common shares in favor of a change of control transaction only if a majority of the Board approves such transaction.

On March 31, 2014, the Special Committee met with representatives of Evercore and Wachtell Lipton, respectively, to discuss Oceanbulk’s response. The Special Committee decided to present a revised framework to Oceanbulk that included (a) total adjustments to net asset value of approximately $41 million, (b) the exclusion of Oceanbulk’s interest in the Heron JV from the potential transaction, but a commitment to a forward purchase contract for two Kamsarmax vessels from the Heron JV, provided they were capitalized with approximately $4 million of net cash and new debt financing equal to 60% of the total value of the vessels, (c) a commitment from Oaktree of $150 million of common share financing, with no commitment fees and (d) the ability of Oaktree to vote all of its common shares in favor of a change of control transaction only if a majority of the non-Oaktree disinterested directors on the Board approved such transaction.

On April 3, 2014, representatives of Evercore held a meeting by telephone with Mr. Norton and presented the Special Committee’s revised framework. Mr. Norton informed Evercore that Oceanbulk was proceeding in its IPO process.

On April 9, 2014, Mr. Schmitz and Mr. Norton and other representatives of Oceanbulk held a meeting by telephone to discuss the outstanding issues relating to a potential transaction. Mr. Schmitz indicated that the Special Committee (a) would drop its request for a financing commitment from Oaktree, (b) was interested in and strongly preferred acquiring only two Kamsarmax vessels from the Heron JV (with 60% loan-to-value new debt financing on the vessels and approximately $4 million of net cash), but would consider acquiring Oceanbulk’s interest in the Heron JV as part of the transaction only so long as the Sellers guaranteed that the Heron JV would be unwound in a manner that would not result in the Company incurring any liabilities or holding any assets (other than the two vessels on the agreed economic terms), (c) would be willing to agree that the total adjustments to the net asset value of Oceanbulk would be approximately $35 million, subject to agreement on all outstanding governance issues, (d) continued to require that Oaktree’s voting cap apply with respect to its vote in favor of a change of control transaction unless a majority of the non-Oaktree disinterested directors on the Board approved such transaction, (e) proposed that the Pappas family be subject to certain voting and standstill restrictions so long as Mr. Pappas was the CEO of the Company or a director on the Board or the family continued to own at least 5% of the outstanding common shares and (f) was reiterating its requirement that the transaction would be subject to a vote of the Unaffiliated Stockholders of the Company, with appropriate fiduciary-out provisions if a competing superior proposal emerged.

Mr. Norton indicated that Oceanbulk was not willing to enter into a transaction if it was going to be conditioned on the approval of the Company’s stockholders, as there was no legal or regulatory requirement to obtain stockholder approval for this transaction. He mentioned that Oceanbulk was exploring an IPO and other strategic alternatives and was not willing to sign an agreement with the Company and have to wait three months or more to close the transaction (or be subject to the risk that the stockholders fail to approve the transaction, due to the emergence of a competing proposal or otherwise).

On April 11, 2014, after discussion with representatives of Wachtell Lipton, the Special Committee determined that it would be willing to schedule the stockholder vote for the 30th day following execution of the merger agreement. Representatives of Wachtell Lipton conveyed the Special Committee’s position to representatives of Paul Weiss, and later that day, representatives of Paul Weiss indicated to representatives of Wachtell Lipton that Oceanbulk would only be willing to enter into a potential transaction if, among other things, (a) the shareholder vote was held 10 days after execution of the merger agreement, with no ability by the Company to adjourn or postpone the meeting if a competing proposal was received by the Company before the shareholder meeting and (b) Monarch agreed to enter into a voting agreement to support the Oceanbulk transaction, including being required to (i) vote in favor of the Oceanbulk transaction even if the Special Committee changes its recommendation with respect thereto in response to a competing proposal and (ii) vote against alternative acquisition proposals for 18 months after any termination of the transaction with Oceanbulk.

After additional discussions between representatives of Wachtell Lipton and Paul Weiss and between Mr. Schmitz and Mr. Norton over the following days, as well as conversations and e-mail exchanges between representatives of Wachtell Lipton and Willkie Farr & Gallagher LLP, counsel to Monarch, on April 15, 2014, representatives of Wachtell Lipton conveyed to Paul Weiss the Special Committee’s position with respect to the deal-protection matters, including (a) scheduling the stockholder meeting for the 25th day after execution of the Merger Agreement, with an ability to adjourn the meeting for 10 days if a competing proposal is received prior to the meeting date and a further ability to adjourn the meeting for 5 business days after Oceanbulk’s matching-rights expire with respect to any competing proposal which results in the Special Committee changing its recommendation with respect to the Oceanbulk transaction, (b) providing for an $8 million termination fee that would be payable to Oceanbulk only if the Company entered into an alternative acquisition within nine months after termination of the Oceanbulk transaction, to the extent a competing proposal had been announced prior to the stockholder meeting date and (c) the Special Committee’s willingness to allow Monarch to enter into a voting agreement, provided that (i) if the Special Committee changed its recommendation with respect to the Oceanbulk transaction, Monarch would only be required to vote 50% of its common shares in favor of the Oceanbulk transaction and (ii) there would be no restrictions on Monarch’s ability to vote its common shares after any termination of the Oceanbulk transaction.

On April 22, 2014, after additional conversations between representatives of Wachtell Lipton and Willkie Farr and between in-house counsel of Monarch and representatives of Oceanbulk, representatives of Wachtell Lipton sent a revised governance framework to Paul Weiss, modifying the Special Committee’s April 15, 2014 framework principally by proposing that the Monarch would, in the event that the Oceanbulk transaction was terminated after a change in recommendation by the Special Committee in response to a competing proposal, be required to vote its common shares proportionately with Unaffiliated Stockholders with respect to a vote on any alternative acquisition for 90 days after the change in recommendation by the Special Committee.

On April 24, 2014, Oceanbulk confirmed to the Special Committee its willingness to proceed with a possible transaction on the basis of the April 22, 2014 Special Committee framework with respect to the deal-protection provisions and economic and governance terms discussed by Mr. Schmitz during their April 9, 2014 meeting, subject to agreeing on definitive documents and obtaining necessary internal approval. They each agreed that drafting of the definitive documentation for the potential transaction should commence based on such material terms.

On April 25, 2014, representatives of Seward & Kissel, legal advisor for the Company, had a telephonic meeting with Paul Weiss, during which they agreed to (a) the legal transaction structures that could be used for the Oceanbulk merger and the purchase of the Pappas Companies and (b) the allocation of responsibility between the two firms with respect to producing first drafts of the transaction documentation.

On April 28, 2014, the Board (other than Mr. Petros Pappas and Ms. Milena Pappas) held a meeting by telephone with representatives of Evercore and the Special Committee to receive an update on the framework for the transaction that had been discussed with Oceanbulk.

Over the next six weeks, definitive transaction documentation was drafted and negotiated among the parties, consistent with the material terms outlined between the Special Committee and Oceanbulk in April. On April 30, 2014, Seward & Kissel provided an initial draft of the Merger Agreement to Paul Weiss, with Paul Weiss initially responding to that draft with a comment markup sent to Seward & Kissel on May 9, 2014. Thereafter, following a series of telephonic negotiations involving counsel and in some cases business principals, further revised drafts of the Merger Agreement were circulated by Seward & Kissel on May 17, June 2, June 9, June 12, June 14 and June 15, 2014 and Paul Weiss provided comment markups or open issues lists relating to the Merger Agreement to Seward & Kissel on May 22, May 23, May 24, May 25, May 31, June 6, June 11, June 14 and June 15, 2014. Various other transaction agreements and documents were prepared, reviewed and negotiated during May and June in similar fashion, with initial drafts being provided on the following dates for the following agreements/documents: the Shareholders Agreement on May 5, 2014, the Registration Rights Agreement on May 13, 2014, the Voting Agreement on May 20, 2014, the Pappas Shareholders Agreement on May 23, 2014, the Pappas Agreement on May 24, 2014, the Company’s disclosure letter on May 28, 2014, the Oceanbulk disclosure letter on May 30, 2014 and employment term sheets for the Oceanbulk management team on June 12, 2014, with comment markups and revised drafts of these agreements and documents being exchanged through and including on June 15, 2014. Significant issues discussed and ultimately resolved by Oceanbulk and the Special Committee included (i) provisions relating to the post-closing survival of and indemnification for certain representations and warranties of the parties, including those related to the level of indebtedness for borrowed money and cash as of March 31, 2014, and the provision by the Sellers of credit support for such indemnification obligations in the form of retained common shares; (ii) the timetable for the preparation by the Company and mailing of this Proxy Statement; (iii) provisions concerning the termination or amendment of certain agreements between the Oceanbulk Companies and their affiliates; (iv) the employment terms to be offered to executives of the Oceanbulk Companies joining the Company as a result of the Transactions, (v) that for the 18 months after the closing of the Merger, so long as Oaktree continued to hold at least 33% of the outstanding common shares, (A) the management team that is named in the Merger Agreement could not be terminated (except for cause) without the consent of Oaktree and (B) any successor to the CEO position during the first 18 months would require the approval of seven of the nine directors on the Board, and (vi) that in exchange for including Oceanbulk’s interest in the Heron JV in the Transactions, the Sellers would indemnify the Company if the Heron JV would be unwound in a manner that would result in the Company incurring any liabilities or holding any assets (other than in connection with the two Kamsarmax vessels on the agreed economic terms).

On June 14, 2014, as the transaction documents were nearing finalization, the Special Committee met to discuss the potential transaction. Representatives of Evercore gave their preliminary view that based upon and subject to the factors, procedures, assumptions, qualifications and limitations that would be set forth in its final opinion, the Merger Consideration, the Pappas Consideration and the Heron Consideration was fair, from a financial point of view, to the Company. Representatives of Wachtell Lipton presented the structure of the potential transaction and discussed the duties and obligations applicable to the Special Committee. On June 14, 2014, following the Special Committee meeting, the Board met and received an update from representatives of Seward & Kissel, the Special Committee and its advisors as to the status of the transaction.

On June 15, 2014, the Special Committee met to approve the proposed transaction. Evercore rendered its oral opinion, subsequently confirmed by delivery of a written opinion that, as of June 15, 2014 and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth in its opinion, the Merger Consideration, the Pappas Consideration and the Heron Consideration was fair, from a financial point of view, to the Company. The full text of Evercore’s written opinion, dated June 15, 2014, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Evercore, is attached as Annex G to this Proxy Statement and is incorporated by reference herein. A discussion of Evercore’s analysis is described under “The Transaction-Opinion of Star Bulk’s Financial Advisor” beginning on page 106 of this Proxy Statement. Representatives of Wachtell Lipton presented the structure of the proposed transaction and discussed the duties and obligations applicable to the Special Committee. After the presentations, the Special Committee, among other things, unanimously approved and recommended the proposed transaction to the Board and unanimously approved and recommended that the Merger Agreement Proposal be submitted to the Company’s stockholders for their approval. After reviewing the recommendations of the Special Committee, on June 15, 2014, the Board, among other things, approved the proposed transaction and directed that the Merger Agreement Proposal be submitted to the Company’s stockholders for their approval.

On June 16, 2014, the parties signed the Merger Agreement, the Pappas Agreement and related documentation and publicly announced the Transactions.

Company’s Reasons for the Transactions; Recommendation of the Company’s Special Committee and Board of Directors

Company’s Special Committee

On February 6, 2014 following an expression of interest from Oceanbulk with respect to a business combination transaction with the Company, the Company’s Board of Directors constituted a transaction committee (the “Special Committee”) comprised of certain members who do not have any interest in Oceanbulk, the Pappas Entities or the Heron JV, Messrs. Roger Schmitz and Tom Softeland, and authorized the Special Committee to retain separate financial and legal advisors, review the transactions proposed by Oceanbulk and possible alternatives thereto, and to evaluate, negotiate and make recommendations to the Board of Directors in connection with any proposed transaction. The Special Committee, with the advice and assistance of its legal and financial advisors (Wachtell, Lipton Rosen & Katz and Evercore, respectively), evaluated and negotiated the Transactions, including the terms and conditions of the Merger Agreement, the Pappas Agreement, and the related agreements. Following the negotiations, the Special Committee, among other things, (i) unanimously determined that the Transactions are fair and reasonable to, and in the best interests of, the Company and its Unaffiliated Stockholders and (ii) unanimously recommended to the Board of Directors that the Merger Agreement, the Pappas Agreement, and related agreements and the Transactions, be approved by the Board of Directors and be submitted to the stockholders for their approval.

In the course of reaching its determination and making the recommendation described above, the Special Committee considered a number of factors and a significant amount of information, including substantial discussions with its legal and financial advisors. The principal factors and benefits that the Special Committee believes support its conclusion are set forth below:

•	The fact that the Company is acquiring the Oceanbulk Vessels, Pappas Vessels and the Heron Vessels (together with the vessels to be delivered under the newbuilding contracts) (collectively, the “Acquired Vessels”) at a discount of approximately 5% to the aggregate net asset values of the Acquired Vessels, based on the average appraised values of the Acquired Vessels as of February 2014.

•	The fact that industry data and valuations support the Acquired Vessels’ values and purchase price.

•	The Special Committee’s view that the Acquired Vessels represent a high-quality, modern fleet, including:

•	the fact that the acquisition of the Acquired Vessels will substantially reduce the average age of the Company’s fleet;

•	the fact that 31 of the 41 Acquired Vessels are “eco design” vessels with fuel efficient specifications which should improve the Company’s cost structure; and

•	the fact that the Acquired Vessels are diversified, but with a concentration of larger vessels.

•	The Special Committee’s view that the Transactions represent a unique opportunity for the Company to greatly increase its size and scale in a cost-effective manner, resulting in the creation of the largest U.S. listed drybulk public company (measured by deadweight tons) and one of the largest owners of Newcastlemax and Capesize vessels, with the following benefits:

•	enhanced access to equity and debt capital for delivery payments and additional growth capital;

•	efficient cost structure and operating scale;

•	enhanced ability to meet customer needs for drybulk transportation services across various vessel size and technical specifications;

•	significant earnings and cash flow upside; and

•	effective platform for additional acquisition of vessels and dry bulk companies.

•	The Special Committee’s familiarity and experience with the business, financial condition, results of operations, prospects and competitive position of the Company, including the challenges faced by the Company in the international dry bulk shipping industry and the prospects and challenges for continued growth and profitability of the Company.

•	The Special Committee’s view that increasing the Company’s scale and market presence will drive additional benefits in the commercial operations and management of its vessels.

•	The Special Committee’s view that the Acquired Vessels represent the largest and most complementary potential merger partner and that other potential combinations would not provide the scale and potential synergies offered in the Transactions.

•	The Special Committee’s view that absent the Transactions, the Company may be adversely impacted by the negative synergies associated with Oceanbulk establishing its own technical management capabilities.

•	The Special Committee’s view that the proposed management team, led by Petros Pappas as the Chief Executive Officer of the combined company, Spyros Capralos as the Non-Executive Chairman of the Board of Directors and Hamish Norton as President, is talented and experienced, with a deep knowledge of the shipping industry and shipping finance, particularly within the dry bulk sector.

•	The Special Committee’s view that Oaktree and the Pappas family are strong anchor stockholders and sponsors for the Company, given their respective investing experiences in the shipping industry.

•	The fact that Petros Pappas and certain members of his immediate family have agreed to (a) customary standstill and voting restrictions and (b) with limited exceptions, to refer dry bulk opportunities to the Company for a period of 36 months after the closing of the Transactions so long as Mr. Pappas is the Chief Executive Officer of the Company during such period.

•	The terms and conditions of the Merger Agreement and Pappas Agreement, including (i) the limited conditions to the obligations of the Sellers to close the Transactions, and (ii) the ability of the Company under certain conditions to consider unsolicited alternative acquisition proposals.

•	The fact that the Transactions are conditioned on the approval of the Unaffiliated Stockholders.

•	The fact that the Monarch Stockholders, which collectively own approximately 20.9% of the Company’s shares and represent 28.2% of Unaffiliated Stockholders have reviewed the terms of the Transactions and agreed to vote in favor of the Transactions.

•	The opinion of Evercore, dated June 15, 2014, to the Special Committee as to the fairness as of such date, from a financial point of view, of the Transactions to the Company, based upon and subject to the factors and assumptions, limitations, qualifications and other matters set forth in the written opinion. See “—Opinion of the Financial Advisor to the Special Committee” and Annex G to this proxy statement.

In the course of reaching its determination and making the recommendation described above, the Special Committee considered the corporate governance arrangements that were negotiated and agreed with Oaktree in order to protect the Company and its Unaffiliated Stockholders. Although Oaktree and its affiliates will beneficially own approximately 61.3% of the outstanding common shares upon completion of the Transactions, Oaktree has agreed to significant governance and voting restrictions that the Special Committee believes support its conclusion and that are set forth below:

Board Nominees: Oaktree will be limited to nominating no more than four of the nine members of the Board of Directors, including Mr. Pappas (such number of nominations to be reduced if Oaktree’s shareholding in the Company decreases below certain thresholds) and the rest of the nominees to the Board of Directors will be selected by the Company’s Nomination and Corporate Governance Committee. Therefore, Oaktree will not have the power to unilaterally appoint a majority of the Board of Directors.

Board Committees: Oaktree will be limited to nominating one member to each of the Company’s committees, which will be composed of three members. Therefore, Oaktree’s nominees will constitute a minority of the members of the Company’s committees (including constituting a minority of the Nomination and Corporate Governance Committee) and Oaktree’s nominees will not have the power to unilaterally select the remaining slates of nominees to the Board of Directors.

Director Elections: Oaktree will vote all of its common shares in favor of the director nominees selected by the Nomination and Corporate Governance Committee, except in the event of contested elections (provided that Oaktree does not participate with or assist those persons or groups who are initiating the competing slate of directors).

Voting Restrictions: With limited exceptions, Oaktree will generally vote the common shares that it owns in excess of 33% of the outstanding common shares (with limited exceptions, the “Voting Cap”) on a pass-through basis in accordance with the votes cast by stockholders other than Oaktree and its affiliates.

Change of Control Transactions: Although Oaktree will generally be able to vote all of the common shares it owns in connection with change of control transactions of the Company with a buyer that is not affiliated with Oaktree:

•	Because the common shares that Oaktree will own as of the closing of the Transactions will be ultimately largely held by investment funds of Oaktree that are time-limited funds (with a requirement to distribute proceeds from investments to its limited partners and wind-up the fund upon a date certain), the Special Committee believes that Oaktree’s ability to vote all of its common shares against a change of control transaction will not permanently preclude an ultimate sale of the Company.

•

If Oaktree is voting in favor of such a transaction, it will be subject to the Voting Cap restriction unless a majority of the disinterested directors on the Board of Directors who are not Oaktree nominees (the

“Disinterested Directors”) have approved the transaction. Therefore, the Special Committee believes that there is additional protection from the possibility that Oaktree would attempt to cause a sale of the Company at a time that is not in the best interests of all of the stockholders of the Company.

•	Oaktree will not dispose of any common shares in a change of control transaction unless the other stockholders of the Company are entitled to receive the same consideration. Therefore, the Special Committee believes that there is protection against the possibility that Oaktree would be the sole beneficiary of a future change of control premium.

Charter and Bylaw Amendments: Although Oaktree will generally be able to vote all of the common shares it owns in connection with charter or bylaw amendments and a dissolution of the Company, if Oaktree is voting in favor of such a matter, it will be subject to the Voting Cap restriction unless a majority of the Disinterested Directors have approved such matter.

Ownership Limitations: With limited exceptions, Oaktree will not acquire additional common shares if that would result in an increase of its aggregate ownership level of common shares that is greater than 2.5% in excess of Oaktree’s ownership level as of the closing.

Standstill Provision: With limited exceptions, Oaktree will be subject to customary standstill restrictions with respect to offers to acquire the Company, participation in proxy solicitations, seeking to control or influence the management or policies of the Company and acting in concert with third parties with respect to the foregoing.

Transfer Restrictions: Oaktree will not dispose of its common shares to a person or group to the extent such person or group would hold in excess of 20% of the outstanding common shares as a result, other than in limited circumstances, including:

•	with Disinterested Director approval, and

•	in a tender or exchange offer by a buyer unaffiliated with Oaktree that is made to all stockholders of the Company, so long as such transaction would not result in a change of control of the Company (unless approved by the Disinterested Directors).

Affiliate Transactions: With limited exceptions, any transactions between Oaktree and its affiliates, on the one hand, and the Company or its subsidiaries, on the other hand, will require the approval of the Disinterested Directors.

The Special Committee also considered a variety of risks and other potential negative factors concerning the Transactions, including the following:

•	The risks and costs associated with the Transactions not being completed in a timely manner or at all, including the diversion of management and employee attention, potential employee attrition, the potential effect on business and customer relationships and potential litigation arising from the Transactions.

•	Under the terms of the Merger Agreement, (i) the Company may not solicit other acquisition proposals and (ii) the Company, in certain circumstances, may be required to pay Oceanbulk a $8.0 million termination fee if the Merger Agreement is terminated and the Company enters into an alternative transaction.

•	That the merger consideration was fixed and therefore the value of the consideration payable to the Sellers would increase in the event that the value of the common shares increased prior to closing.

•	The risk that, while the Transactions are expected to be completed, there can be no assurance that all conditions to the parties’ obligations to consummate the Transactions will be satisfied, and, as a result, it is possible that the Transactions may not be completed even if approved by the Company’s Unaffiliated Stockholders.

•	There are restrictions on the conduct of the Company’s business prior to the completion of the Transactions.

•	The Special Committee did not solicit alternative proposals prior to executing the Merger Agreement and related agreements.

•	The risk that the interests of Oaktree, as a majority stockholder, may differ from the interests of the other stockholders of the Company, and that the restrictions on Oaktree’s governance rights described above may not adequately protect the Company’s other stockholders in such circumstances.

•	The fact that, for so long as Oaktree owns at least 33% of the voting securities of the Company, Oaktree will have certain consent rights over issuances of equity securities of the Company and the termination of the Chief Executive Officer and certain other officers of the Company.

•	The fact that, for 18 months following the closing, as long as Oaktree owns at least 33% of the voting securities of the Company, the approval of at least seven of the Company’s directors will be required to appoint any replacement to the Company’s Chief Executive Officer.

•	The fact that Oaktree and the Pappas family have certain business relationships in the shipping industry outside of Oceanbulk and the Company

•	The fact that the Monarch Stockholders and the Pappas family have certain business relationships in the oil tanker sector (but not in the drybulk sector).

•	The interests of the Company’s directors and management in the Transactions, including those described under the section entitled “—Interests of the Company’s Directors and Officers in the Transactions”, including those of our Non-Executive Chairman Petros Pappas and our director Milena Maria Pappas.

•	The substantial transactional costs and expenses expected to be incurred by the Company in connection with the Transactions, including payments that would be triggered by the Transactions under the current chief executive officer’s employment agreement with the Company.

•	The risk of foregoing opportunities to engage in other acquisition or financing transactions during the pendency of the negotiations relating to the Transactions.

Various other applicable risks associated with the Transactions, including those described under the section entitled “Risk Factors” beginning on page 17.

The above discussion is not exhaustive, but it addresses the material factors considered by the Special Committee in connection with the proposed Transactions. In view of the variety of factors and the amount of information considered, as well as the complexity of that information, the Special Committee does not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. In addition, individual members of the Special Committee may have given different weight to different factors. This explanation of the Special Committee’s reasoning, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

The Special Committee unanimously recommends that the Unaffiliated Stockholders vote “FOR” the approval of the Transactions.

Company’s Board of Directors

The Board of Directors met on June 15, 2014, to consider the Transactions. On the basis of the Special Committee’s recommendations and the other factors described below, the Board of Directors, among other things, (i) determined that the Transactions are fair and reasonable to, and in the best interests of, the Company and its Unaffiliated Stockholders, (ii) adopted and approved the Merger Agreement, the related agreements and the Transactions, and (iii) resolved to recommend to the Unaffiliated Stockholders that they approve the Transactions. See “—Background of the Transactions.”

In determining that the Transactions are fair and reasonable to, and in the best interests of the Company and the Unaffiliated Stockholders, the Board of Directors considered:

•	the unanimous determination and recommendation of the Special Committee;

•	the opinion of Evercore, dated June 15, 2014, to the Board of Directors as to the fairness as of such date, from a financial point of view, of the Transactions to the Company, based upon and subject to the factors and assumptions, limitations, qualifications and other matters set forth in the written opinion. See “—Opinion of the Company’s Financial Advisor” and Annex G to this proxy statement; and

•	the other factors considered by the Special Committee as described in “—The Company’s Reasons for the Transactions; Recommendation of the Special Committee and Board of Directors—Special Committee,” including the positive factors and potential benefits of the Transactions and the risks and potentially negative factors relating to the Transactions.

The above discussion is not exhaustive, but it addresses the material factors considered by the Board of Directors in connection with the proposed Transactions. In view of the variety of factors and the amount of information considered, as well as the complexity of that information, the Board of Directors does not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. The Board of Directors discussed the factors described above and asked questions of the Company’s management and its advisors. This determination was made after the Board of Directors considered all of the factors as a whole. In addition, individual members of the Board of Directors may have given different weight to different factors. This explanation of the Board of Directors’ reasoning, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

The Board of Directors recommends that the Unaffiliated Stockholders vote “FOR” the approval of the Transactions.

Detriments of the Merger to the Company’s Unaffiliated Stockholders

In connection with the Transactions, we will issue 54,104,200 common shares, which will represent approximately 64.7% of our outstanding common shares after giving effect to the issuance. Therefore, following the completion of the Transactions, unaffiliated stockholder will experience substantial reduction in their respective percentage ownership interests and effective voting power relative to their respective percentage ownership interests in our common shares and effective voting power prior to the Transactions. In addition, the issuance of common shares could have an adverse effect on the market price for our securities or on our ability to obtain future financing. If the common shares are issued, unaffiliated stockholder may experience dilution in their claim to our earnings per share.

Certain Effects of the Merger for the Oaktree Seller

The Oaktree Seller is a Marshall Islands limited liability company that was formed for the purposes of owning, investing and disposing of interests in the Oaktree Holdco. Immediately after giving effect to the Transactions, the sole assets of the Oaktree Seller will be the common shares issued to the Oaktree Seller as the Merger Consideration and, when distributed pursuant the terms of the Merger Agreement, the Heron Consideration and certain distributions from the Heron JV. The common shares issued to the Oaktree Seller pursuant to the Merger Agreement, assuming the issuance of the Heron Consideration at the closing, together with common shares currently owned by affiliates of the Oaktree Seller, will represent approximately 61.3% of the outstanding common shares immediately after the closing of the Merger. Pursuant to the terms of the Merger

Agreement, the Oaktree Seller is required to retain a portion of its common shares for a specified period of time to satisfy certain indemnification obligations under the Merger Agreement (please see the section of this Proxy Statement entitled “The Merger Agreement—Retention of Common Shares”). In addition, the Oaktree Seller will be entitled to appoint up to four out of nine members of the Board and will be subject to certain standstill, voting, and transfer restrictions pursuant to the Oaktree Shareholder Agreement. The Oaktree Seller will also be entitled to registration rights with respect to its common shares pursuant to the Registration Rights Agreement (for summaries of the foregoing, please see the sections of this Proxy Statement entitled “The Stockholders Agreement” and “Summary—Registration Rights Agreement”).

Opinion of Star Bulk’s Financial Advisor

In connection with the Transactions, the Special Committee retained Evercore Group L.L.C., or Evercore, to act as a financial advisor to the Special Committee. On June 15, 2014, at a meeting of the Special Committee, Evercore rendered its oral opinion, subsequently confirmed by delivery of a written opinion that, as of June 15, 2014 and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth in its opinion, the Merger Consideration, the Pappas Consideration and the Heron Consideration (collectively, for purposes of this section, the “Transaction Consideration”) was fair, from a financial point of view, to Star Bulk.

The full text of the written opinion of Evercore, dated as of June 15, 2014, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex G to this proxy statement and is incorporated by reference in its entirety into this proxy statement. You are urged to read this opinion carefully and in its entirety. Evercore’s opinion was addressed to, and provided for the information and benefit of, the Special Committee in connection with its evaluation of the Transaction Consideration from a financial point of view and did not address any other aspects or implications of the Transactions. Evercore’s written opinion provides that the opinion may be relied on by the other members of the board of directors of Star Bulk solely in their capacity as members of board of directors of Star Bulk in connection with, and for the purposes of, the evaluation of the Transactions. The opinion does not constitute a recommendation to the Special Committee or to any other persons in respect of the Transactions, including as to how any holder of common shares of Star Bulk should vote or act in respect of the Transactions. Evercore’s opinion does not address the relative merits of the Transactions as compared to other business or financial strategies that might be available to Star Bulk, nor does it address the underlying business decision of Star Bulk to engage in the Transactions.

In connection with rendering its opinion and performing its related financial analysis, Evercore, among other things:

•	reviewed certain publicly available business and financial information relating to Star Bulk that Evercore deemed to be relevant, including publicly available research analysts’ estimates;

•	reviewed certain non-public historical financial statements and other non-public historical financial data relating to Star Bulk prepared and furnished to Evercore by management of Star Bulk;

•	reviewed certain non-public projected financial data relating to Star Bulk prepared and furnished to Evercore by management of Star Bulk (for purposes of this section, the “Star Bulk Management Projections”);

•	reviewed certain non-public historical and projected operating data relating to Star Bulk prepared and furnished to Evercore by management of Star Bulk;

•	discussed the past and current operations, financial projections and current financial condition of Star Bulk with management of Star Bulk (including their views on the risks and uncertainties of achieving such projections);

•	reviewed the reported prices and the historical trading activity of the common shares of Star Bulk;

•	compared the financial performance of Star Bulk and its stock market trading multiples with those of certain other publicly traded companies that Evercore deemed relevant;

•	reviewed certain third-party appraisals provided to Evercore by management of Star Bulk;

•	reviewed certain non-public available business and financial information relating to the Oceanbulk Holdcos, Oceanbulk, the Heron JV, Dioriga and Positive Shipping (collectively, for purposes of this section, the “Selling Group”) that Evercore deemed to be relevant;

•	reviewed certain non-public historical financial statements and other non-public historical financial data relating to the Selling Group prepared and furnished to Evercore by management of the Selling Group;

•	reviewed certain non-public projected financial data relating to the Selling Group prepared and furnished to Evercore by management of the Selling Group (for purposes of this section, the “Selling Group Management Projections”);

•	reviewed certain non-public historical and projected operating data relating to the Selling Group prepared and furnished to Evercore by management of the Selling Group;

•	discussed the past and current operations, financial projections and current financial condition of the Selling Group with management of the Selling Group (including their views on the risks and uncertainties of achieving such projections);

•	compared the financial performance of the Selling Group and the valuation multiples relating to the Transactions with those of certain publicly traded companies that Evercore deemed relevant;

•	reviewed certain third-party appraisals provided to Evercore by management of the Selling Group;

•	considered the potential pro forma impact of the Transactions;

•	reviewed a draft of the Merger Agreement, dated June 13, 2014, which Evercore assumed was in substantially final form and from which Evercore assumed the final form would not vary in any respect material for Evercore’s analysis;

•	reviewed a draft of the Pappas Agreement, dated June 13, 2014, which Evercore assumed was in substantially final form and from which Evercore assumed the final form would not vary in any respect material for Evercore’s analysis; and

•	performed such other analyses and examinations and considered such other factors that Evercore deemed appropriate.

For purposes of its analysis and opinion, Evercore assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, and Evercore has not assumed any liability therefor. With respect to the projected financial data relating to Star Bulk and the Selling Group referred to above, Evercore assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of each of Star Balk and the Selling Group as to the future financial performance of Star Bulk and the Selling Group under the alternative business assumptions reflected therein. Evercore expressed no view as to any projected financial data relating to Star Bulk or the Selling Group or the assumptions on which they are based. At the direction of the Special Committee, Evercore relied upon, without independent verification, the assessments of the management of each of Star Bulk and the Selling Group as to the future operational performance of Star Bulk and the Selling Group, including but not limited to, charter revenues, commissions, operating expenses, administrative expenses and voyage fees and expenses.

For purposes of rendering its opinion, Evercore assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement and the Pappas Agreement

(collectively, for purposes of this section, the “Transaction Agreements”) are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Transaction Agreements and that all conditions to the consummation of the Transactions will be satisfied without material waiver or modification thereof. Evercore further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transactions will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on Star Bulk or the consummation of the Transactions or materially reduce the benefits to Star Bulk of the Transactions.

Evercore did not make nor assume any responsibility for making any independent valuation or appraisal of the assets or liabilities of Star Bulk or the Selling Group, nor did Evercore evaluate the solvency or fair value of Star Bulk or the Selling Group under any state, federal or foreign laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion was necessarily based upon information made available to it as of the date of the opinion and financial, economic, market and other conditions as they existed and as could be evaluated on the date of the opinion. It is understood that subsequent developments may affect Evercore’s opinion and that Evercore does not have any obligation to update, revise or reaffirm its opinion.

Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness to Star Bulk, from a financial point of view, of the Transaction Consideration as of June 15, 2014. Evercore did not express any view on, and its opinion did not address, the fairness of the proposed transactions to, or any consideration received in connection therewith by, the holders of any securities, creditors or other constituencies of Star Bulk, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Star Bulk, or any class of such persons, whether relative to the Transaction Consideration or otherwise. Evercore assumed that any modification to the structure of the transaction would not vary in any respect material to its analysis. Evercore also assumed that neither the Merger Agreement nor the Pappas Agreement would vary from the form of the draft of each such document reviewed by Evercore in any manner material to its opinion. Evercore’s opinion did not address the relative merits of the Transactions as compared to other business or financial strategies that might be available to Star Bulk, nor did it address the underlying business decision of Star Bulk to engage in the Transactions. In arriving at its opinion, Evercore was not authorized to solicit, and did not solicit, interest from any third party with respect to the acquisition of any or all of the common shares of Star Bulk or any business combination or other extraordinary transaction involving Star Bulk. Evercore’s opinion did not constitute a recommendation to the board of directors of Star Bulk or to any other persons in respect of the Transactions, including as to how any stockholders of Star Bulk should vote or act in respect of the Transactions. Evercore expressed no opinion as to the price at which common shares of Star Bulk would trade at any time. Evercore is not a legal, regulatory, accounting or tax expert and assumed the accuracy and completeness of assessments by Star Bulk and its advisors with respect to legal, regulatory, accounting and tax matters.

Set forth below is a summary of the material financial analyses reviewed by Evercore with the Special Committee on June 15, 2014 in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the analyses performed by Evercore. The order of the analyses described and the results of these analyses do not represent relative importance or weight given to these analyses by Evercore. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before June 13, 2014 (the last trading day prior to June 15, 2014, the date on which the Star Bulk board of directors approved the Transactions), and is not necessarily indicative of current market conditions.

The following summary of financial analyses includes information presented in tabular format. These tables must be read together with the text of each summary in order to understand the financial analyses. The tables alone do not constitute a complete description of the financial analyses. Considering the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Evercore’s financial analyses.

Summary of Evercore’s Financial Analysis

Star Bulk Valuation Analyses

Net Asset Value: Evercore performed a net asset valuation analysis for Star Bulk’s fleet using information from Star Bulk and three internationally well-known appraisal companies, which we refer to herein as, Appraiser A, Appraiser B and Appraiser C. Each of Appraiser A, Appraiser B and Appraiser C provided fair market value estimates of Star Bulk’s fleet as of February 2014. The average of these valuations was used to prepare the “Star Bulk February 2014 Average Appraisals” analysis described below. In addition, Evercore also performed a net asset value analysis of Star Bulk’s fleet using valuation estimates from Appraiser C as of May 2014 (the “Star Bulk Appraiser C May 2014 Appraisal”). The estimates included fair market value estimates for each vessel in Star Bulk’s fleet as well as fair market value estimates of each of Star Bulk’s contracted vessels under construction (referred to as “new-build vessels”), as if each such new-build vessel was a readily delivered vessel.

Evercore subtracted Star Bulk’s net debt and remaining new-build commitments, as estimated by Star Bulk’s management as of February 2014, from the total fair market value of Star Bulk’s fleet, to arrive at a “Star Bulk Charter Free Net Asset Value.” In addition, with respect to the Star Bulk Appraiser C May 2014 Appraisal, Evercore adjusted the Star Bulk Charter Free Net Asset Value to incorporate the net debt balance and remaining new-build commitments as of March 31, 2014, the March 31, 2014’s book value of Star Bulk’s investment in Interchart and Star Bulk management’s estimate of the current market value of the STX Pan Ocean Claim.

As the fair market value estimates assume that each vessel can be chartered at prevailing market rates, to the extent applicable, Evercore adjusted values to reflect the anticipated cash flows over the life of the vessel’s existing charter. Evercore added these values to the Star Bulk Charter Free Net Asset Value to arrive at an implied net asset value for Star Bulk’s owned fleet, referred to as the “Star Bulk Charter Attached Net Asset Value.” In the calculation of such charter values, Evercore discounted the difference between actual rates under the respective charters and the assumed market rates for similar charters, with a discount rate of 10% based on Star Bulk management’s assessment of the counterparty risk associated with the charter contracts. The assumed market rates were based on available market sources, in-house assessments and discussions with Star Bulk management.

The fair market value estimates provided were, as is customary in ship valuation, based on an assessment of the values that could be achieved in transactions involving a willing buyer and a willing seller. There can be no assurance that these values can be realized in actual transactions. Evercore noted, in particular, that current sale and purchase activity in the maritime market is limited and that the valuations must therefore be regarded as uncertain.

The results of these analyses were as follows:

Value in $ millions except share and per share data

	Average Appraisals	Appraiser C as of May 2014
Fully Delivered Asset Value	$941.7	$983.1
Less: Net debt	207.4	206.4
Less: New-build commitments	405.7	408.1
Plus: Acquisition of Interchart	0.0	0.5
Plus: STX Pan Ocean Claim	0.0	5.0
Charter Free Net Asset Value	328.6	374.1
Plus: Charter rate impact	3.5	1.3

Charter Attached Net Asset Value	$332.1	$375.4
Number of shares outstanding (millions)	29.5	29.5
Charter Free Net Asset Value per share	$11.14	$12.68
Charter Attached Net Asset Value per share	$11.26	$12.73

Based on the Star Bulk February 2014 Average Appraisals, Evercore derived a Star Bulk Charter Free Net Asset Value per share and Star Bulk Charter Attached Net Asset Value per share for Star Bulk’s common shares of $11.14 and $11.26, respectively. Evercore also used the Star Bulk February 2014 Average Appraisals to derive a share price to net asset value ratio of 1.07x, based on the closing share price as of June 13, 2014. In addition, based on the Star Bulk Appraiser C May 2014 Appraisal, Evercore derived a Star Bulk Charter Free Net Asset Value per share and Star Bulk Charter Attached Net Asset Value per share for Star Bulk’s common shares of $12.68 and $12.73, respectively. The share price to net asset value ratio based on the Star Bulk Appraiser C May 2014 Appraisal was 0.95x, based on the closing share price as of June 13, 2014.

Selected Peer Group Trading Analysis: Evercore reviewed and compared certain financial and operating information relating to Star Bulk to corresponding information of a group of selected publicly traded companies in the drybulk shipping industry. Although none of the selected publicly traded companies is directly comparable to Star Bulk, the companies were chosen because they have certain characteristics that are similar to those of Star Bulk. The selected companies were as follows:

•	Baltic Trading Limited

•	Diana Shipping Inc.

•	Safe Bulkers, Inc.

•	Scorpio Bulkers Inc.

Evercore calculated and analyzed various financial multiples and ratios of Star Bulk and the selected companies as follows:

•	Ratios of EV (which represents market capitalization plus the total outstanding debt, preferred stock and minority interest, less cash and cash equivalents balances) to EBITDA, which is commonly referred to as EV/EBITDA multiple, for Star Bulk’s estimated calendar years 2014, 2015 and 2016. Evercore adjusted the 2015 and 2016 EV/EBITDA multiples for the Wall Street research projected outstanding net debt to account for the delivery of each of the selected companies’ newbuild program; and

•	Ratio of the closing share price as of June 13, 2014 to charter attached net asset value per share, which is commonly referred to as price to charter attached net asset value multiple or Adjusted P/NAV.

The multiples for each of the selected companies were calculated using the closing prices of the selected companies’ common stock on June 13, 2014 and were based on, and derived from, publicly available filings, publicly available research estimates published by independent equity research analysts associated with various Wall Street firms and financial data provided by FactSet Research Systems Inc. The multiples for Star Bulk were calculated using the closing price of its common shares on June 13, 2014 and were based on, and derived from, publicly available information and the projections provided by Star Bulk management.

	Star Bulk		Integrated Peers
	IBES	Management	Low	High	Average
EV/ EBITDA - 2014E	13.3x	12.6x	NM	19.9x	15.5x
EV/ EBITDA - 2015E	8.8x	9.4x	NM	9.4x	9.0x
EV/ EBITDA - 2016E	5.6x	5.2x	NM	8.4x	5.9x
Adjusted Price / NAV	NA	0.95x	NM	1.27x	1.04x

Applying representative ranges of multiples derived from the peer group trading analysis, Evercore calculated a range of implied equity values per share of Star Bulk common shares with respect to the following metrics based on their respective projected financial results:

•	EV/EBITDA multiple for estimated calendar years 2014, 2015 and 2016; and

•	Price to charter attached net asset value.

Star Bulk
	Multiples	$ / Share
EV/ EBITDA - 2014E	11.0x-15.0x	$9.40-$15.36
EV/ EBITDA - 2015E	8.0x-9.5x	$9.88-$13.44
EV/ EBITDA - 2016E	5.0x-7.0x	$11.99-$21.44
Adjusted Price / NAV	0.90x-1.20x	$11.46-$15.27

No company utilized in the peer group trading analysis is identical to Star Bulk. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of Star Bulk and other factors that could affect the public trading value of the companies to which they are being compared. In evaluating the peer group companies, Evercore made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Star Bulk, such as the impact of competition on Star Bulk and the industry generally, industry growth and the absence of any adverse material change in the financial conditions and prospects of Star Bulk, the industry or the financial markets in general. Mathematical analysis, such as determining the mean, median or average, is not in itself a meaningful method of using peer group trading data.

Discounted Cash Flow Analysis: Evercore performed a discounted cash flow analysis of Star Bulk to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Star Bulk is expected to generate during the nine (9) month period ending December 31, 2014 and the fiscal years ending December 31, 2015 through December 31, 2017 based on Star Bulk Management Projections. Evercore used mid-year discounting convention in connection with its discounted cash flow analysis.

With respect to its discounted cash flow analysis of Star Bulk, Evercore used a discount rate range of 10.0%-14.0% and terminal value range based on applying a 7.0x-8.0x EBITDA multiple to Star Bulk’s mid-cycle projected EBITDA. The discount rate and terminal value multiple ranges were based on an assessment of the cost of capital and enterprise value to current year EBITDA multiples of the group of selected publicly traded companies noted in the selected peer group trading analysis of Star Bulk above. The terminal year EBITDA was adjusted to exclude the cash flows related to Star Bulk’s expected drydock expenses of $4.0 in fiscal year 2017. The analysis indicated the following per share equity value reference range for Star Bulk:

	Low	High
7.5x 2017 EBITDA Multiple; Discount Rate: 10.0%-14.0%	$11.51	$14.14
12.0% Discount Rate; 2017 EBITDA Multiple: 7.0x-8.0x	$11.38	$14.16

52 Week High /Low Trading Prices: Evercore reviewed the range of trading prices of Star Bulk common shares for the 52 weeks ended on June 13, 2014. As of June 13, 2014, the 52 week trading price range for Star Bulk was:

Star Bulk
52 Week Trading Range	$5.28-$15.88
Spot Price (1-Day Prior)	$12.07

Research Analyst Price Targets: Evercore analyzed research analyst estimates of potential future value for Star Bulk common shares, or price targets, based on publicly available equity research published with respect to Star Bulk. As of June 13, 2014, the observed research analyst price targets for Star Bulk were:

Firm Name	Report Date	Target Price	Target Period (Months)
Canaccord	6/10/14	$20.00	12
Stifel	6/9/14	$18.00	12
Global Hunter	5/5/14	$18.00	12
Maxim	3/5/14	$18.00	12
Clarkson Capital	6/5/14	$17.00	12
Morgan Stanley	3/7/14	$15.50	12
MLV & Co	5/29/14	$15.00	12
Consensus	N/A	$17.36	N/A

Note: Neither Evercore nor Star Bulk is adopting the foregoing price targets for any purpose by including such price targets in this proxy statement, and neither Evercore nor Star Bulk has expressed, and does not express, any view as to any such target prices or as to the manner or basis upon which they were derived by any research analyst. Evercore provided such price target information to the Special Committee for informational purposes only. Such information was not utilized or relied upon by Evercore for valuation purposes.

Selling Group Valuation Analyses

Net Asset Value: Evercore performed a net asset valuation analysis for the Selling Group’s fleet using information from the Selling Group, Appraiser A, Appraiser B and Appraiser C. Each of Appraiser A, Appraiser B and Appraiser C provided fair market value estimates of the Selling Group’s fleet as of February 2014. The average of these valuations was used to prepare the “Selling Group February 2014 Average Appraisals” described below. In addition, Evercore also performed a net asset value analysis of the Selling Group’s fleet using valuation estimates from Appraiser C as of May 2014 (the “Selling Group Appraiser C May 2014 Appraisal”). The estimates included fair market value estimates for each vessel in the Selling Group’s fleet as well as fair market value estimates of each of the Selling Group’s contracted vessels under construction (referred to as “new-build vessels”), as if each such new-build vessel was a readily delivered vessel.

Evercore subtracted the Selling Group’s net debt and remaining new-build commitments, as estimated by the Selling Group’s management as of February 2014, from the total fair market value of the Selling Group’s fleet, to arrive at a “Selling Group Charter Free Net Asset Value.” In addition, with respect to the Selling Group Appraiser C May 2014 Appraisal, Evercore adjusted the Selling Group Charter Free Net Asset Value to incorporate the net debt balance and remaining new-build commitments as of March 31, 2014.

As the fair market value estimates assume that each vessel can be chartered at prevailing market rates, to the extent applicable, Evercore adjusted values to reflect the anticipated cash flows over the life of the vessel’s existing charter. Evercore added these values to the Net Asset Value to arrive at an implied net asset value for Star Bulk’s owned fleet, to arrive at a “Selling Group Charter Attached Net Asset Value.” In the calculation of such charter values, Evercore discounted the difference between actual rates under the respective charters and the assumed market rates for similar charters, with a discount rate of 10% based on Star Bulk management’s assessment of counterparty risk associated with the charter contracts. The assumed market rates were based on available market sources, in-house assessments and discussions with Selling Group management.

The fair market value estimates provided were, as is customary in ship valuation, based on an assessment of the values that could be achieved in transactions involving a willing buyer and a willing seller. There can be no assurance that these values can be realized in actual transactions. Evercore noted, in particular, that current sale and purchase activity in the maritime market is limited and that the valuations must therefore be regarded as uncertain.

The results of these analyses were as follows:

Value in $ millions

	Average Appraisals	Appraiser C as of May 2014
Oceanbulk Fully Delivered Asset Value	$1,597.9	$1,652.7
Less: Oceanbulk Net debt	78.0	75.7
Less: Oceanbulk New-build commitments	942.2	944.5
Oceanbulk Charter Free Net Asset Value	577.7	632.5
Plus: Charter rate impact	0.0	0.0

Oceanbulk Charter Attached Net Asset Value	$577.7	$632.5
Plus: Pappas Fleet Net Asset Value	42.7	37.2
Plus: Heron JV Net Asset Value	23.8	23.3

Selling Group Charter Attached Net Asset Value	$644.2	$693.0

Based on the February 2014 Average Appraisals, Evercore derived a Selling Group Charter Free Net Asset Value and Selling Group Charter Attached Net Asset Value for the Selling Group of $644.2 million. In addition, based on the Selling Group Appraiser C May 2014 Appraisal, Evercore derived a Selling Group Charter Free Net Asset Value and Selling Group Charter Attached Net Asset Value for the Selling Group of $693.0 million.

Selected Peer Group Trading Analysis: Evercore reviewed and compared certain financial and operating information relating to the Selling Group to corresponding information of a group of selected publicly traded companies in the drybulk shipping industry. Although none of the selected publicly traded companies is directly comparable to the Selling Group, the companies were chosen because they have certain characteristics that are similar to those of the Selling Group. The selected companies were as follows:

•	Baltic Trading Limited

•	Diana Shipping Inc.

•	Safe Bulkers, Inc.

•	Scorpio Bulkers Inc.

Applying representative ranges of multiples derived from the peer group trading analysis described above, Evercore calculated a range of implied equity value of the Selling Group with respect to the following metrics based on their respective projected financial results:

•	EV/EBITDA multiple for estimated calendar years 2015 and 2016; and

•	Price to charter attached net asset value.

Selling Group
	Multiples	Implied Equity Value
EV/ EBITDA - 2015E	8.0x-9.5x	$500-$734
EV/ EBITDA - 2016E	5.0x-7.0x	$476-$949
Adjusted Price / NAV	0.90x-1.20x	$624-$832

No company utilized in the peer group trading analysis is identical to the Selling Group. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the Selling Group and other factors that could affect the public trading value of the companies to which they are being compared. In evaluating the peer group companies, Evercore made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Selling Group, such as the impact of competition on the Selling Group and the industry generally, industry growth and the absence of any adverse material change in the financial conditions and prospects of the Selling Group, the industry or the financial markets in general. Mathematical analysis, such as determining the mean, median or average, is not in itself a meaningful method of using peer group trading data.

Discounted Cash Flow Analysis: Evercore performed a discounted cash flow analysis of the Selling Group to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that the Selling Group is expected to generate during the nine (9) month period ending December 31, 2014 and the fiscal years ending December 31, 2015 through December 31, 2017 based on the adjusted Selling Group Management Projections. Evercore used mid-year discounting convention in connection with its discounted cash flow analysis.

With respect to its discounted cash flow analysis of the Selling Group, Evercore used a discount rate range of 10.0%-14.0% and terminal value range based on applying a 8.0x-9.0x EBITDA multiple to the Selling Group’s mid-cycle projected EBITDA. The EBITDA multiples applied to the Selling Group’s mid-cycle projected EBITDA are 1.0x higher than those applied to Star Bulk’s mid-cycle EBITDA multiples due to Selling Group’s lower average fleet age at the terminal year. The discount rate and terminal value multiple ranges were based on an assessment of the cost of capital and enterprise value to current year EBITDA multiples of the group of selected publicly traded companies noted in the selected peer group trading analysis of the Selling Group above. The terminal year EBITDA was adjusted to exclude the cash flows related to the Selling Group’s expected drydock expenses of $5.0 in fiscal year 2017. The analysis indicated the following equity value reference range for the Selling Group:

	Low	High
8.5x 2017 EBITDA Multiple; Discount Rate: 10.0%-14.0%	$587	$727
12.0% Discount Rate; 2017 EBITDA Multiple: 8.0x-9.0x	$586	$722

Shares Issued Summary

Evercore combined the Star Bulk Valuation Analyses and the corresponding Selling Group Valuation Analyses to evaluate the number of implied shares of common stock of Star Bulk issued according to the representative valuation ranges. The analyses divided the corresponding Selling Group implied equity value by the Star Bulk implied equity value per share to arrive at the implied number of shares of common stock of Star Bulk each valuation data point represented.

The results of the analyses were as follows:

Share amounts in millions

Net Asset Value:

	Implied Shares Issued
	Average Appraisals	Appraiser C as of May 2014
Charter Free Net Asset Value per share	51.584-63.284	54.633
Charter Attached Net Asset Value per share	51.079-62.586	54.445

Selected Peer Group Trading Analysis:

Implied Shares Issued
	Multiples	Shares
EV/ EBITDA - 2015E	8.0x-9.5x	37.226-74.320
EV/ EBITDA - 2016E	5.0x-7.0x	22.195-79.152
Price / NAV	0.90x-1.20x	40.834-72.593

Discounted Cash Flow Analysis:

	Implied Shares Issued
	Low	High
7.5x-8.5x 2017 EBITDA Multiple; Discount Rate: 10.0%-14.0%	41.490	63.170
12.0% Discount Rate; 2017 EBITDA Multiple: 7.0x-9.0x	41.391	63.408

Combination Analysis

Evercore examined the implied equity contribution of each of Star Bulk and the Selling Group to the combined company’s pro forma financial and operational profile based on the following statistics:

•	Asset Value: Evercore compared the Star Bulk February 2014 Average Appraisals to the Selling Group February 2014 Average Appraisals.

•	Net Asset Value: Evercore compared the Star Bulk Charter Free Net Asset Value to the Selling Group Charter Free Net Asset Value.

•	Charter Adjusted Net Asset Value: Evercore compared the Star Bulk Charter Attached Net Asset Value to the Selling Group Charter Attached Net Asset Value.

•	Total Revenue: Evercore compared the total revenue projected for 2014, 2015, 2016, and 2017 for Star Bulk and provided by Star Bulk management to the total revenue projected for 2014, 2015, 2016, and 2017 for Selling Group as provided by Selling Group management and as adjusted by Star Bulk management for items including, but not limited to, spot rates, eco-premium and utilization.

•	Total EBITDA: Evercore compared the total EBITDA projected for 2014, 2015, 2016, and 2017 for Star Bulk and provided by Star Bulk management to the total EBITDA projected for 2014, 2015, 2016, and 2017 for Selling Group as provided by Selling Group management and as adjusted by Star Bulk management.

•	Total Net Income: Evercore compared the total net income projected for 2014, 2015, 2016, and 2017 for Star Bulk and provided by Star Bulk management to the total net income projected for 2014, 2015, 2016, and 2017 for Selling Group as provided by Selling Group management and as adjusted by Star Bulk management.

For asset value, total revenue and total EBITDA statistics, Evercore examined the implied equity contribution by adjusting the contribution amount by Star Bulk’s and Selling Group’s respective projected net debt balances for each period from December 31, 2014 through December 31, 2017.

This analysis indicated that the implied contribution of Star Bulk to the combined company ranged from 29% to 66%. The results of this analysis are presented below:

	Star Bulk	Selling Group
Asset Value Metrics
Asset Value	37%	63%
Net Asset Value	34%	66%
Charter Adjusted Net Asset Value	35%	65%
Financial Metrics
Total Revenue
2014E	54%	46%
2015E	34%	66%
2016E	38%	62%
2017E	39%	61%
EBITDA
2014E	59%	41%
2015E	29%	71%
2016E	36%	64%
2017E	39%	61%
Net Income
2014E	66%	34%
2015E	29%	71%
2016E	37%	63%
2017E	39%	61%

Miscellaneous

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Evercore. In connection with the review of the Transactions by the Special Committee, Evercore performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Evercore’s opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Evercore made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. In addition, Evercore may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Evercore with respect to the actual value of Star Bulk common shares. No company used in the above analyses as a comparison is directly comparable to Star Bulk or the Selling Group. Further, Evercore’s analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies used, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Star Bulk, the Selling Group or their respective advisors.

Evercore prepared these analyses for the purpose of providing an opinion to the Special Committee as to the fairness, from a financial point of view, of the Transaction Consideration to Star Bulk. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Evercore’s analyses are inherently subject to substantial uncertainty, and Evercore assumes no responsibility if future results are materially different from those forecasted in such estimates.

The issuance of the fairness opinion was approved by an opinion committee of Evercore.

Pursuant to the terms of Evercore’s engagement letter with Star Bulk and the Special Committee, Evercore received an upfront fee of $800,000 for its services as financial advisor to the Special Committee and will receive an additional fee of $2.95 million upon the rendering of the opinion, which shall be payable only if the Transactions are consummated. In addition, if Evercore is requested by the Special Committee to provide more than two additional opinions, a fee equal to $250,000 in respect of each such additional opinion after the second additional opinion will be paid promptly upon the delivery of such additional opinion. At the conclusion of the assignment, an additional discretionary fee in an amount up to $250,000 may be payable to Evercore, based upon, among other things, the resources expended by Evercore in the course of the assignment, the Special Committee’s satisfaction with the services rendered and the benefit to the Company of the successful conclusion of the assignment; provided, however, that the amount of any such discretionary payment, if any, shall be determined by the Special Committee in its sole and absolute discretion. Star Bulk has agreed to reimburse Evercore for its reasonable and actual out of pocket expenses (including reasonable outside counsel fees, expenses and disbursements) and to indemnify Evercore for certain liabilities arising out of its engagement.

Prior to its engagement, Evercore and its affiliates provided financial advisory services to Star Bulk and had received fees for the rendering of these services including the reimbursement of expenses. During the two year period prior to the date of its opinion, no material relationship existed between Evercore and its affiliates and any of Oaktree Capital Group or Oaktree Capital Management LLC or any fund managed by Oaktree Capital Management (collectively, “Oaktree”), Oceanbulk, the Oceanbulk Holdcos, the Sellers, the Heron JV, ABY, Dioriga, Positive Shipping or the Pappas Entities pursuant to which compensation was received by Evercore or its affiliates as a result of such a relationship. Evercore may provide financial or other services to Oaktree, Oceanbulk, the Oceanbulk Holdcos, the Sellers, the Heron JV, ABY, Dioriga, Positive Shipping or the Pappas Entities in the future and in connection with any such services Evercore may receive compensation.

In the ordinary course of business, Evercore or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of Star Bulk, Oaktree, Oceanbulk, the Oceanbulk Holdcos, the Sellers, the Heron JV, ABY, Dioriga, Positive Shipping or the Pappas Entities and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

The Special Committee engaged Evercore to act as a financial advisor based on its qualifications, experience and reputation. Evercore is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, leveraged buyouts, competitive biddings, private placements and valuations for corporate and other purposes.

Interests of the Sellers and Star Bulk’s Directors and Officers in the Merger

In considering the recommendation of the Board of Directors with respect to the merger, you should be aware that funds affiliated with the Oaktree Seller beneficially own a portion of the outstanding shares or member interests of the Company, the Merger Subs and Oaktree Holdco. Funds affiliated with the Oaktree Seller currently own approximately 19.6% of the Company and 90% of Oceanbulk. Also, our non-Executive Chairman, Mr. Petros Pappas is the Chief Executive Officer of Oceanbulk. The Board of Directors was aware of the relationships mentioned above and considered them, among other matters, in making its recommendation that you approve the transactions described in this proxy statement. Also, the Sellers have agreed to vote in favor of the Merger Agreement Proposal in the same proportion as the number of common shares entitled to vote at the Special Meeting, or any postponement or adjournment thereof, that are voted in favor of the Merger Agreement Proposal by Unaffiliated Stockholders.

Termination Fee

If (A) the Merger Agreement is terminated (x) by the Company or the Sellers’ Representative due to the fact that the approval of the Transactions by the Company’s stockholders was not obtained after a vote of the Company’s stockholders at the duly convened Special Meeting or at any adjournment or postponement thereof (or is terminated if the Effective Time has not occurred on or prior to July 31, 2014 (as may be extended under certain circumstances) (the “End Date”) at a time when the Merger Agreement could have been terminated as a result of such approval not having been obtained), (y) by the Sellers’ Representative due to the Company’s or any Merger Sub’s breach or failure to perform any of its covenants or obligations set forth in the Merger Agreement, or if any representation or warranty of the Company or Merger Subs has become untrue, in each case which breach or failure to perform or to be true, individually or in the aggregate, has resulted or would reasonably be expected to result in a failure of certain of the Sellers’ and the Oceanbulk Holdcos’ conditions to closing with respect to the Company’s representations, warranties and covenants (subject to certain exceptions), or (z) by the Company due to the effective time of the Merger having not occurred by the End Date, the approval of the Transactions by the Company’s stockholders by the Company’s stockholders having not been obtained after a vote of the Company’s stockholders at the duly convened Special Meeting or at any adjournment or postponement thereof, or the existence of an applicable law or order that prohibits the Oceanbulk Holdcos, the Company, or the Merger Subs from consummating the Merger and such prohibition has become final and nonappealable, in each case, at a time when the Merger Agreement could have been terminated by the Sellers’ Representative in accordance with clause (y) above, (B) prior to the Special Meeting, an “acquisition proposal” (as defined below, and as modified by replacing references to 15% therein to 50% for purposes hereof) is made to the Company and disclosed to its stockholders, and (C) prior to the nine month anniversary of the date of termination of the Merger Agreement, the Company consummates or enters into a definitive agreement with respect to any “acquisition proposal,” the Company will be required under the Merger Agreement to pay to the Sellers’ Representative (for the benefit of the Sellers) a termination fee of $8,000,000 in immediately available funds within two business days after the occurrence of the last of the events described in clauses (A), (B), and (C).

Other Potential Transactions

In addition to our previously established growth strategy, we will seek to expand our business within our sector of the shipping industry after we complete the merger with Oceanbulk. We have been searching for additional assets to acquire, have been and may continue to engage in discussions with respect to such acquisitions, and we may enter into transactions at any time either with third parties or with affiliates. We can provide no assurances that we will be able to identify or complete the acquisition of additional assets.

THE SPECIAL MEETING

Time, Date and Place.

We will hold a Special Meeting of our stockholders on July 11, 2014 at Hotel Grande Bretagne, Syntagma Square, Athens 10564, Greece at 11:00 a.m. (local time).

Purpose of the Special Meeting.

At the Special Meeting, you will be asked to vote on the proposal described below. In addition, at the Special Meeting, we may transact such other business as may properly come before the Special Meeting or any properly reconvened Special Meeting following an adjournment or postponement of the Special Meeting.

The Merger Agreement Proposal.

You will be asked to approve the Merger Agreement, under which each of the Oceanbulk Holdcos will be merged with and into one of each of the Merger Subs, with Merger Subs continuing as the surviving companies, as well as the Pappas Agreement, and the Transactions. As a result, upon completion of the Merger and in accordance with the terms and conditions of the Merger Agreement, Oceanbulk and its subsidiaries will effectively become wholly-owned subsidiaries of Star Bulk and upon completion of the Pappas Companies Acquisition, Dioriga and Positive Shipping will become wholly-owned subsidiaries of Star Bulk.

Record Date and Voting Securities.

Star Bulk has fixed the close of business on June 17, 2014, as the Record Date for the determination of holders of shares entitled to receive notice of and to vote at the Special Meeting and any adjournment or postponement of the Special Meeting. No other common shares are entitled to notice of and to vote at the Special Meeting. At the close of business on the Record Date, Star Bulk had outstanding and entitled to vote 29,493,769 shares.

Quorum; Votes Required.

The presence, in person or by proxy, of the holders of a majority of our common shares issued and outstanding as of the Record Date for the Special Meeting is necessary to constitute a quorum at the Special Meeting. For purposes of determining the presence of a quorum for transacting business at the Special Meeting, abstentions will be treated as shares that are present but broker “non-votes” will not be treated as shares that are present. The Merger Agreement Proposal requires the affirmative vote of the holders of a majority of the common shares present (in person or by proxy) and voting at the Special Meeting.

Recommendation of the Star Bulk Board of Directors.

The Board, acting upon the unanimous recommendation of the Special Committee and after consultation with its independent legal and financial advisors and consideration of a number of factors, including a fairness opinion presented by its independent financial advisors, has determined that the Merger Agreement, the Pappas Agreement and the Transactions, including the Merger, the Pappas Companies Acquisition, Merger Consideration, the Pappas Consideration and the Heron Consideration, are fair and in the best interests of the Company and its Unaffiliated Stockholders, and has approved, adopted and declared advisable the Merger Agreement, the Pappas Agreement and the Transactions, including the Merger and the Pappas Companies Acquisition and the Merger Consideration, the Pappas Consideration and the Heron Consideration and recommends that you vote “FOR” the Merger Agreement Proposal.

OTHER IMPORTANT INFORMATION REGARDING STAR BULK

Directors and Officers of the Company

After the completion of the Merger, our Board of Directors will authorized an increase of the Company’s board from six to nine directors and pursuant to the Oaktree Shareholders Agreement, Oaktree may designate up to four new directors to the Company’s Board.

Directors

The Company’s directors and executive officers after the completion of the Merger are expected to be as follows:

Name	Age	Position
Petros Pappas	61	Chief Executive Officer and Director
Spyros Capralos	59	Chairman
Hamish Norton	55	President
Simos Spyrou	39	Co-Chief Financial Officer
Christos Begleris	33	Co-Chief Financial Officer
Nicos Rescos	42	Chief Operating Officer
Zenon Kleopas	59	EVP—Technical & Operations
Tom Softeland	53	Director
Koert Erhardt	56	Director
Roger Schmitz	32	Director
Rajath Shourie	40	Director
Emily Stephens	39	Director
Renée Kemp	35	Director
Star Bulk Board Designee*

*	To be designated by the Special Committee prior to the Special Meeting.

Biographies

The following only includes the biographies of all new directors and officers of Star Bulk as a result of this Merger. You should refer to the section entitled “Item 6. Directors, Senior Management and Employees” in our annual report on Form 20-F for the fiscal year ended December 31, 2013 filed with the SEC on March 21, 2014 for the biographies of all other directors and offcers of the Star Bulk.

Hamish Norton, President

Hamish Norton will be our President. He was the Head of Corporate Development and Chief Financial Officer of Oceanbulk Maritime S.A. Prior to joining Oceanbulk Maritime, from 2007 through 2012, Mr. Norton was a Managing Director and the Global Head of the Maritime Group at Jefferies & Company, Inc., and from 2003 to 2007, he was head of the shipping practice at Bear, Stearns. Mr. Norton is notable for creating Nordic American Tankers Ltd. and Knightsbridge Tankers Ltd., the first two high dividend yield shipping companies, and has advised on numerous capital markets and mergers and acquisitions transactions by shipping companies. From 1984-1999 he worked at Lazard Frères & Co.; from 1995 onward as general partner and head of shipping. Mr. Norton received an A.B. in Physics from Harvard and a Ph. D. in Physics from University of Chicago.

Christos Begleris, Chief Financial Officer

Christos Begleris will be our Co-Chief Financial Officer. He served as Deputy Chief Financial Officer of Oceanbulk Maritime since March 2013. He has been involved in the shipping industry since 2008, as deputy to the Chief Financial Officer of Thenamaris (Ships Management) Inc. Mr. Begleris has considerable banking and capital markets experience, having executed more than $9.0 billion of acquisitions and financings in the corporate finance and fixed income groups of Lehman Brothers and principal investments group of London & Regional Properties. Mr. Begleris received an M.Eng. in Mechanical Engineering from Imperial College, London, and an MBA from Harvard Business School.

Nicos Rescos, Chief Operating Officer

Nicos Rescos will be our Chief Operating Officer. He was the Chief Operating Officer of Oceanbulk Maritime S.A. since April 2010. Mr. Rescos has been involved in the shipping industry since 1993 and has strong expertise in the dry bulk, container and product tanker markets. From 2007 to 2009, Mr. Rescos worked with a family fund in Greece investing in dry bulk vessels and product tankers. From 2000 to 2007, Mr. Rescos served as the Commercial Manager of Goldenport Holdings Inc. where he was responsible for the acquisition of 35 dry bulk and container vessels and initiated the company’s entry in the product tankers arena through an innovative joint venture with a major commodity trading company. He received a BSc in Management Sciences from The University of Manchester Institute of Science and Technology (UMIST) and an MSc in Shipping Trade and Finance from the City University Business School.

Rajath Shourie, Director

Mr. Shourie joined Oaktree in 2002 and currently serves as Managing Director and co-Portfolio Manager of the firm’s Opportunities Group. Prior to joining Oaktree, he worked in the Principal Investment Area at Goldman, Sachs & Co., and at McKinsey & Co., a consulting firm. At Oaktree, Mr. Shourie has been responsible for distressed debt and private equity investments in a wide range of industries including financial services, automotive, aviation, real estate and shipping. His current board memberships include homebuilder Taylor Morrison (NYSE: TMHC), television broadcaster Nine Entertainment Co. (ASX: NEC) and a number of private companies. Mr. Shourie holds a B.A. in Economics from Harvard College and an M.B.A. from Harvard Business School.

Emily Stephens, Director

Ms. Stephens joined Oaktree in 2006 and currently serves as a Managing Director in the firm’s Opportunities Group. Prior to joining Oaktree, Ms. Stephens served as a Vice President and Associate General Counsel at Trust Company of the West. Prior to that, Ms. Stephens spent five years as a Corporate Associate at Munger, Tolles & Olson LLP. Ms. Stephens holds a B.A. in Government from Dartmouth College and a J.D. from The University of Texas School of Law.

Renée Kemp, Director

Ms. Kemp joined Oaktree in 2012 and currently serves as Vice President, Legal. Prior to joining Oaktree, Ms. Kemp spent six years as a Solicitor in the corporate finance department of the London law firm, Charles Russell LLP. She undertook a secondment in 2008 with the legal department of Novator Partners LLP, an FSA regulated fund manager in London. Ms. Kemp received a First Class Bachelor of Laws degree with Honours from James Cook University in Queensland, and qualified as a solicitor in Australia in 2005. She re-qualified as a solicitor in England and Wales in 2008.

The Company’s directors and executive officers are currently as follows:

Name	Age	Position
Spyros Capralos	59	Chief Executive Officer, President and Director
Simos Spyrou	39	Chief Financial Officer
Zenon Kleopas	59	Chief Operating Officer
Petros Pappas	61	Chairman and Director
Tom Softeland	53	Director
Koert Erhardt	56	Director
Milena Maria Pappas	30	Director
Roger Schmitz	32	Director

Security Ownership of Certain Beneficial Owners and Management of Star Bulk

The following table presents certain information as of the date of this proxy statement and certain pro forma information after giving effect to the Transactions regarding the ownership of our shares with respect to each stockholder, who we know to beneficially own more than five percent of our outstanding shares, and our directors.

Beneficial Owner	Amount	Percentage(1)	Amount After Closing of Transactions(6)	Percentage After Closing of Transactions(6)
Oaktree Fund GP I, L.P.(2)	5,773,907	19.6%	51,234,231	61.3%
Monarch Alternative Capital LP and cetain of its advisory clients(3)(4)	6,161,004	20.9%	6,161,004	7.4%
Harsha Gowda(5)	1,851,643	6.3%	1,851,643	2.2%
Milena—Maria Pappas	1,050,335	3.3%	1,050,335	1.16%
Tom Softeland	132,675	*	132,675	*
Spyros Capralos	172,531	*	172,531	*
Koert Erhardt	102,947	*	102,947	*
Simos Spyrou	81,984	*	81,984	*

(1)	Percentage amounts based on 29,493,769 shares outstanding as of the date of this proxy statement.
(2)	Based on information obtained in a schedule 13D filed with the commission on December 3, 2013 filed by Oaktree Capital Management, L.P., the investment adviser to a variety of funds including, without limitation, Oaktree Fund GP I, L.P., which has a business address of 333 S. Grand Avenue, 30th Floor, Los Angeles, CA 90071.
(3)	Consists of (i) 2,612,419 shares held by Monarch Debt Recovery Master Fund Ltd, (ii) 1,627,989 shares held by Monarch Opportunities Master Fund Ltd, (iii) 187,806 shares held by Monarch Alternative Solutions Master Fund Ltd, (iv) 73,473 shares held by Monarch Capital Master Partners II LP, (v) 1,327,372 shares held by Monarch Capital Master Partners II-A LP, (vi) 23,116 shares held by Monarch Structured Credit Master Fund Ltd and (vii) 308,829 shares held by P Monarch Recovery Ltd. Monarch Alternative Capital LP (“MAC”) serves as advisor to these entities with respect to shares directly owned by such entities. MDRA GP LP (“MDRA GP”) is the general partner of MAC and Monarch GP LLC (“Monarch GP”) is the general partner of MDRA GP. By virtue of such relationships, MAC, MDRA GP and Monarch GP may be deemed to have voting and dispositive power over the shares owned by such entities. The address for these entities is 535 Madison Avenue, 26th Floor, New York, NY 10022.
(4)	Mr. Roger Schmitz serves as our Class B director and is the board appointee of the Monarch Stockholders pursuant to the Purchase Agreement dated May 1, 2013.
(5)	Based on information obtained in a schedule 13G/A filed with the commission on January 24, 2014 filed by Mr. Harsha Gowda.
(6)	Percentage amounts based on 83,597,969 shares outstanding immediately after the closing of the Transactions. Assumes issuance of full Heron Consideration as of the closing of the Merger and also assumes none of the beneficial owners transferred their common shares prior to the closing of the Transactions.
*	Less than 1%.

DESCRIPTION OF CAPITAL STOCK OF STAR BULK

Authorized Share Capital

Under our third amended and restated articles of incorporation, (the “Articles”), our authorized share capital consists of 300,000,000 common shares, par value $0.01 per share, and 25,000,000 preferred shares, par value $0.01 per share, none of which were issued as of the date of this proxy. All of our shares are in registered form.

Common shares

As of the date of this proxy, we had 29,493,769 common shares outstanding out of 300,000,000 common shares authorized to be issued. Each outstanding Share entitles the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding preferred shares, holders of common shares are entitled to receive ratably all dividends, if any, declared by our Board of Directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of our preferred shares having liquidation preferences, if any, the holders of our common shares will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common shares do not have conversion, redemption or preemptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of our common shares are subject to the rights of the holders of any preferred shares which we may issue in the future.

Share History

Reverse Stock Split

On October 15, 2012, we effected a 1-for-15 reverse share split of our shares. This reverse share split reduced the number of our outstanding shares from approximately 81.0 million shares to approximately 5.4 million.

Equity Offerings

In July 2011, we offered and sold 1,113,334 shares in an underwritten public offering for gross proceeds before expenses of approximately $28.8 million.

In July 2013, we offered and sold 15,338,861 shares in a backstopped equity rights offering. We received gross proceeds of approximately $80.1 million.

In October 2013, we offered and sold 8,050,000 shares in an underwritten public offering for gross proceeds before expenses of $70.8 million.

Equity Incentive Plans

On February 20, 2014, we adopted an equity incentive plan, which we refer to as the 2014 Equity Incentive Plan, under which officers, key employees, directors and consultants of the Company and its subsidiaries will be eligible to receive options to acquire shares, share appreciation rights, restricted share and other share-based or share-denominated awards. We reserved a total of 430,000 shares for issuance under the plan, subject to adjustment for changes in capitalization as provided in the plan. The purpose of the 2014 Equity Incentive Plan is to encourage ownership of shares by, and to assist us in attracting, retaining and providing incentives to, our officers, key employees, directors and consultants whose contributions to us are or may be important to our success and to align the interests of such persons with our stockholders. The various types of incentive awards that may be issued under the 2014 Equity Incentive Plan enable us to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of our business. The plan is administered by our compensation committee, or such other committee of our Board of Directors as may be designated by the board to administer the plan. The plan permits issuance of restricted shares, grants of options to purchase shares, share appreciation rights, restricted share, restricted share units and unrestricted share.

Under the terms of the plan, share options and share appreciation rights granted under the plan will have an exercise price per Share equal to the fair market value of a Shareon the date of grant, unless otherwise determined by the plan administrator, but in no event will the exercise price be less than the fair market value of a Share on the date of grant. Options and share appreciation rights are exercisable at times and under conditions as determined by the plan administrator, but in no event will they be exercisable later than ten years from the date of grant.

The plan administrator may grant shares of restricted share and awards of restricted share units subject to vesting and forfeiture provisions and other terms and conditions as determined by the plan administrator. Upon the vesting of a restricted share unit, the award recipient will be paid an amount equal to the number of restricted share units that then vest multiplied by the fair market value of a Share on the date of vesting, which payment may be paid in the form of cash or shares or a combination of both, as determined by the plan administrator. The plan administrator may grant dividend equivalents with respect to grants of restricted share units.

Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a “change in control” (as defined in the plan), unless otherwise provided by the plan administrator in an award agreement, awards then outstanding shall become fully vested and exercisable in full.

The Board may amend or terminate the plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award. Stockholder approval of plan amendments may be required in certain definitive, pre-determined circumstances if required by applicable rules of a national securities exchange or the Commission. Unless terminated earlier by the Board of Directors, the plan will expire ten years from the date on which the plan was adopted by the Board of Directors.

In 2007, 2010, 2011 and 2013, we adopted the 2007, 2010 2011 and 2013 Equity Incentive Plans, respectively, and reserved for issuance 133,333 shares under each plan except for the 2013 Equity Incentive Plan, under which we reserved 240,000 shares. The terms and conditions of the 2007, 2010, 2011 and 2013 Equity Incentive Plans are substantially similar to those of the 2014 Equity Incentive Plan. All of the shares that were reserved for issuance under the 2007, 2010, 2011 and 2013 Equity Incentive Plans were issued and those grants remain in full force and effect.

Pursuant to the equity incentive plans, we have granted the following securities:

•	On February 4, 2010, an aggregate of 7,707 restricted non-vested shares to all of our employees subject to applicable vesting of 4,624 shares on June 30, 2010 and 3,083 shares on June 30, 2011;

•	On February 24, 2010, an aggregate of 65,333 restricted non-vested shares to the members of our Board of Directors subject to applicable vesting of 32,667 shares on each of June 30 and September 30, 2010;

•	On October 20, 2010, an aggregate of 71,333 restricted non-vested shares to the members of our Board of Directors and 9,333 restricted non-vested shares to all of our employees. All of these shares vested on December 31, 2010;

•	On February 7, 2011, 28,000 shares were granted to Mr. Spyros Capralos, the Company’s Chief Executive Officer, pursuant to the terms of consultancy agreement with an entity owned and controlled by him. The shares vest in three equal installments on February 7, 2012, 2013 and 2014. The first installment of 9,333 was issued in April 2012 and the remaining two installments of 9,333 and 9,334 were issued in September 2013, to Mr. Spyros Capralos;

•	On May 12, 2011, an aggregate of 21,866 restricted non-vested shares to Mr. George Syllantavos, our former Chief Financial Officer pursuant to an agreement dated May 12, 2011 covering the terms of his severance. All of these shares vested on August 31, 2011;

•	On January 17, 2012, 90,667 restricted shares were granted to certain of our directors, officers, employees. The respective shares were issued on April 20, 2012 and vested on March 30, 2012;

•	On March 21, 2013, 239,333 restricted shares were granted to certain of our directors, officers, employees. All of these shares will vest on March 21, 2014 and we plan to issue the respective shares during the third quarter of 2013;

•	On March 21, 2013, 12,000 restricted shares were granted to our former director Mr. Espig, the respective shares were issued on June 27, 2013 and vested immediately.

•	On May 3, 2013, 28,000 shares were granted to Mr. Spyros Capralos, the Company’s Chief Executive Officer, pursuant to the terms of his renewal consultancy agreement with an entity owned and controlled by him. The shares vest in three equal installments on May 3, 2014, 2015 and 2016;

•	On May 27, 2014, 411,500 restricted common shares were were granted to certain of our directors, officers and employees.

As of the date of this proxy, 20,593 shares are available under the 2014 Equity Incentive Plan.

Preferred shares

Under the terms of our Articles, our Board of Directors has the authority, without any further vote or action by our stockholders, to issue up to 25,000,000 preferred shares. Our Board of Directors is authorized to provide for the issuance of preferred shares in one or more series with designations as may be stated in the resolution or resolutions providing for the issue of such shares of preferred share. At the time that any series of our preferred shares are authorized, our Board of Directors will fix the dividend rights, any conversion rights, any voting rights, redemption provisions, liquidation preferences and any other rights, preferences, privileges and restrictions of that series, as well as the number of shares constituting that series and their designation. Our Board of Directors could, without stockholder approval, cause us to issue preferred shares which have voting, conversion and other rights that could adversely affect the holders of our shares or make it more difficult to effect a change in control. Our preferred shares could be used to dilute the share ownership of persons seeking to obtain control of us and thereby hinder a possible takeover attempt which, if our stockholders were offered a premium over the market value of their shares, might be viewed as being beneficial to our stockholders. In addition, our preferred shares could be issued with voting, conversion and other rights and preferences which would adversely affect the voting power and other rights of holders of our shares. Our Board of Directors may issue preferred shares on terms calculated to discourage, delay or prevent a change of control in us or the removal of our management.

Directors

Our directors are elected by the affirmative vote of a majority of the shares represented at the meeting. There is no provision for cumulative voting.

Our Board of Directors must consist of at least three members. Stockholders may change the number of directors only by amending the bylaws which requires the affirmative vote of holders of 70% or more of the outstanding shares entitled to vote generally in the election of directors. The Board of Directors may change the number of directors only by a vote of not less than 66 2/3% of the entire Board of Directors. At each annual meeting, directors to replace those directors whose terms expire at such annual meeting shall be elected to hold office until the third succeeding annual meeting. Each director shall serve his respective term of office until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. Our Board of Directors has the authority to fix the amounts which shall be payable to the members of the Board of Directors for attendance at any meeting or for services rendered to us.

Interested Transactions

Our Second Amended and Restated Bylaws, or Bylaws, provide that no contract or transaction between the Company and one or more of its directors or officers, or between the Company and any other corporation, partnership, association or other organization in which one or more of our directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of our Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or her or their votes are counted for such purpose, if: (i) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to our Board of Directors or the committee and our Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, or, if the votes of the disinterested directors are insufficient to constitute an act of our Board of Directors as defined in Section 55 of the Business Corporation Act, or the MIBCA, by unanimous vote of the disinterested directors; or (ii) the material facts as to his relationship or interest and as to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by our Board of Directors, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of our Board of Directors or of a committee which authorizes the contract or transaction.

Stockholder Meetings

Under our Bylaws, annual stockholder meetings will be held at a time and place selected by our Board of Directors. The meetings may be held in or outside of the Marshall Islands. Our Board of Directors may set a record date between 10 and 60 days before the date of any meeting to determine the stockholders that will be eligible to receive notice and vote at the meeting.

Stockholders’ Derivative Actions

Under the MIBCA, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on Liability and Indemnification of Officers and Directors

The MIBCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our Articles and Bylaws include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

Our Bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorneys’ fees and disbursements and court costs) to our directors and officers and carry directors’ and officers’ insurance policies providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our Articles and Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange

Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-Takeover Effect of Certain Provisions of our Articles and Bylaws

Several provisions of our Articles and Bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (i) the merger or acquisition of our Company by means of a tender offer, a proxy contest or otherwise that a stockholder may consider in its best interest and (ii) the removal of incumbent officers and directors.

Classified Board of Directors

Currently, our Articles provide for the division of our Board of Directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three year terms. Approximately one-third of our Board of Directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay stockholders who do not agree with the policies of our Board of Directors from removing a majority of our Board of Directors for two years.

Blank Check Preferred Stock

Our Articles authorize our Board of Directors to establish one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

•	the voting rights, if any, of the holders of the series.

Business Combinations

Although the MIBCA does not contain specific provisions regarding “business combinations” between corporations organized under the laws of the Republic of Marshall Islands and “interested stockholders,” we have included these provisions in our Articles. Our Articles contain provisions which prohibit us from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to the date of the transaction that resulted in the stockholder becoming an interested stockholder, our Board of Directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting shares of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee share plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer;

•	at or subsequent to the date of the transaction that resulted in the stockholder becoming an interested stockholder, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 70% of the outstanding voting shares that is not owned by the interested stockholder; or

•	the stockholder became an interested stockholder prior to the consummation of the initial public offering of shares of our common shares under the Securities Act.

For purposes of these provisions, a “business combination” includes mergers, consolidations, exchanges, asset sales, leases and other transactions resulting in a financial benefit to the interested stockholder and an “interested stockholder” is any person or entity that beneficially owns 20% or more of the shares of our outstanding voting shares and any person or entity affiliated with or controlling or controlled by that person or entity.

Election and Removal of Directors

Our Articles prohibit cumulative voting in the election of directors. Our Articles and Bylaws require parties other than the Board of Directors to give advance written notice of nominations for the election of directors. Our Articles and Bylaws also provide that our directors may be removed only for cause and only upon the affirmative vote of the holders of 70% or more of the outstanding shares entitled to vote generally in the election of directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Stockholders

Our Bylaws provide that any action required or permitted to be taken by our stockholders must be effected at an annual meeting of stockholders or by the unanimous written consent of our stockholders. Our Bylaws also provide that our Board of Directors, non-Executive Chairman, or President may call special meetings of our stockholders and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, stockholders are prevented from calling a special meeting and stockholder consideration of a proposal may be delayed until the next annual meeting.

Supermajority Provisions

The MIBCA generally provides that the affirmative vote of a majority of the outstanding shares entitled to vote at a meeting of stockholders is required to amend a corporation’s articles of incorporation, unless the articles of incorporation requires a greater percentage. Our Articles provide that the following provisions in the Articles may be amended only by an affirmative vote of 70% or more of the outstanding shares entitled to vote generally in the election of directors:

•	the Board of Directors shall be divided into three classes;

•	directors may only be removed for cause and by an affirmative vote of the holders of 70% or more of the outstanding shares entitled to vote generally in the election of directors;

•	the directors are authorized to make, alter, amend, change or repeal our bylaws by vote not less than 66 2⁄3% of the entire Board of Directors;

•	the stockholders are authorized to alter, amend or repeal our bylaws by an affirmative vote of 70% or more of the outstanding shares entitled to vote generally in the election of directors;

•	the Company may not engage in any business combination with any interested stockholder for a period of three years following the transaction in which the person became an interested stockholder; and

•	the Company shall indemnify directors and officers to the full extent permitted by law, and the company shall advance certain expenses (including attorneys’ fees and disbursements and court costs) to the directors and officers. For purposes of these provisions, an “interested stockholder” is generally any person or entity that owns 20% or more of the shares of our outstanding voting shares or any person or entity affiliated with or controlling or controlled by that person or entity.

Advance Notice Requirements for Stockholders Proposals and Director Nominations

Our Articles and Bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 120 days nor more than 180 days prior to the one year anniversary of the immediately preceding year’s annual meeting of stockholders. Our Articles and Bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede a stockholder’s ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

MATERIAL TAX CONSEQUENCES OF THE MERGER

The following is a discussion of the material Marshall Islands and United States federal income tax considerations relevant to the Merger. This discussion does not purport to deal with the tax consequences of the Merger to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our shares, may be subject to special rules. This discussion deals only with holders who hold the shares as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the Merger.

Marshall Islands

In the opinion of Seward & Kissel LLP, under current Marshall Islands law, we will not be subject to Marshall Islands income tax as a result of the Merger and our stockholders will not be subject to any Marshall Islands income, withholding or capital gains tax by reason of the Merger.

United States

In the opinion of Seward & Kissel LLP, our United States counsel, the following are the material United States federal income tax consequences of the Merger to us and to our stockholders. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. This discussion is based in part upon Treasury Regulations promulgated under Section 883 of the Code. The discussion below is based, in part, on the description of the Merger contained herein and assumes that we consummate the Merger as described herein. References in the following discussion to “we” and “us” are to Star Bulk Carriers Corp. and its subsidiaries on a consolidated basis.

Taxation of the Company

We derive substantially all of our gross income from the use and operation of vessels in international commerce which we refer to collectively as “shipping income.” Shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50% derived from sources within the United States and may be subject to U.S. federal income tax unless an exemption applies under Section 883 of the Code. Shipping income attributable to transportation exclusively between non-U.S. ports is not be subject to U.S. federal income tax. We are generally not permitted by law to engage in transportation exclusivity between U.S. ports.

We currently qualify for exemption from U.S. federal income tax on our U.S. source shipping income under Section 883 of the Code. In order to qualify for this exemption, we must satisfy (among other requirements) a share ownership requirement. Under this requirement, our shares must be “primarily traded” and “regularly traded” on an “established securities market” in the United States or certain foreign countries.

The Treasury Regulations provide that shares of a foreign corporation will be considered to be “primarily traded” on an “established securities market” if the number of shares of each class of share that are traded during any taxable year on all “established securities markets” in a country if the number of shares in each such class that are traded during that year on “established securities markets” in any other single country. Our shares are currently “primarily traded” on the Nasdaq Global Select Market.

Under the Treasury Regulations, our shares will be considered to be “regularly traded” on an “established securities market” if one or more classes of our shares representing more than 50% of our outstanding shares, by total combined voting power of all classes of shares entitled to vote and total value, is listed on the market, which we refer to as the “listing requirement.” Since our shares are listed on the Nasdaq Global Select Market, we currently satisfy the listing requirement.

The Treasury Regulations further require that with respect to each class of shares relied upon to meet the listing requirement: (i) such class is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year, which we refer to as the “trading frequency test;” and (ii) the aggregate number of shares of such class of shares traded on such market is at least 10% of the average number of shares of such class outstanding during such year, or as appropriately adjusted in the case of a short taxable year, which we refer to as the “trading volume test.” We believe that our shares currently satisfy the trading frequency and volume tests. Even if this were not the case, the Treasury Regulations provide that the trading frequency and volume tests will be deemed satisfied by a class of shares if, as we expect to be the case with our shares, such class of shares are traded on an “established securities market” in the United States and such class of shares are regularly quoted by dealers making a market in such shares.

Notwithstanding the foregoing, our shares would not be considered to be “regularly traded” on an “established securities market” if 50% or more of the outstanding shares are owned, actually or constructively under specified share attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of our shares, which we refer to as the “5% Override Rule.”

In the event the 5% Override Rule is triggered, the Treasury Regulations provide that the 5% Override Rule will nevertheless not apply if we can establish, in accordance with specified ownership certification procedures, that within the group of 5% Stockholders there are sufficient “qualified stockholders” for purposes of Section 883 of the Code to preclude “non-qualified stockholders” in such group from owning actually or constructively 50% or more of our shares for more than half the number of days during the taxable year.

Prior to the Transactions, we were not subject to the 5% Override Rule and, therefore, we believe that we satisfied the Publicly-Traded Test. After the Transactions, it is anticipated that the former stockholders of Oceanbulk (each of whom will own 5% of our outstanding share) will own 50% or more of our shares and may do so for more than half the number of days during our taxable year. If this were to be the case, then we may not be able to qualify for exemption from U.S. federal income tax on our U.S.-source shipping income under Section 883.

To the extent the benefits of Section 883 of the Code are unavailable with respect to any item of U.S. source shipping income, we expect that our U.S. source shipping income would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, or the “4% gross basis tax regime.” Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime. Based on our activities for our 2013 taxable year, if we had been subject to U.S. federal income tax, we would have had an aggregate tax liability of approximately $150,000.

We do not expect to realize any taxable gain or loss for United States federal income tax purposes as a result of the Merger.

Taxation of our Stockholders

We do not expect our stockholders to recognize any taxable gain or loss for United States federal income tax purposes as a result of the Merger.

THE MERGER AGREEMENT

The following describes the material provisions of the Merger Agreement, which is attached as Annex A to this proxy statement and which is incorporated by reference herein. The description in this section and elsewhere in this proxy statement is qualified in its entirety by reference to the Merger Agreement. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. The Company encourages you to read carefully the Merger Agreement in its entirety before making any decisions regarding the Merger because it is the principal document governing the Merger.

In reviewing the Merger Agreement, please remember that it is included to provide you with information regarding its terms. The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement as of specific dates. In your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated by each of the parties to the Merger Agreement and made for the benefit of the parties thereto with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to close the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. These representations and warranties:

•	have been qualified by certain disclosures that were made to the other party in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement or this summary; and

•	may apply standards of materiality in a way that is different from what may be viewed as material by you or other investors.

Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by the Company. As of the date of this proxy statement, except as set forth in the Company’s public disclosures, there are no specific material facts that exist that the Company believes materially contradict its representations and warranties in the Merger Agreement. The Company will provide additional disclosure in its public reports to the extent it becomes aware of the existence of any specific material facts that are required to be disclosed under U.S. federal securities laws and might contradict its representations and warranties contained in the Merger Agreement. In any event, the representations and warranties and other provisions of the Merger Agreement should not be read alone, but instead should be read together with the information provided elsewhere in this proxy statement and our SEC filings.

The Merger; Merger Consideration

The Merger

The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with applicable law, the Oaktree Holdco will merge with and into Oaktree Holdco Merger Sub (the “Oaktree Holdco Merger”), and the Pappas Holdco will merge with and into Pappas Holdco Merger Sub (the “Pappas Holdco Merger” and, together with the Oaktree Holdco Merger, the “Merger”). As a result of the Merger, the separate corporate existence of the Oaktree Holdco will cease and Oaktree Holdco Merger Sub will continue its limited liability company existence under Marshall Islands law as the surviving company in the Oaktree Holdco Merger (the “Oaktree Holdco Surviving Company”), and the separate limited liability company existence of the Pappas Holdco will cease and Pappas Holdco Merger Sub will continue its corporate existence under Marshall Islands law as the surviving company in the Pappas Holdco Merger (the “Pappas Holdco Surviving Company” and, together with the Oaktree Holdco Surviving Company, the “Surviving Companies”).

At the effective time of the Merger:

•	all the properties, rights, privileges, immunities, powers and purposes of the Oaktree Holdco and Oaktree Holdco Merger Sub shall vest in the Oaktree Holdco Surviving Company and all liabilities,

obligations and penalties of Oaktree Holdco and Oaktree Holdco Merger Sub shall become the debts, obligations, liabilities, restrictions and duties of the Oaktree Holdco Surviving Company;

•	all the properties, rights, privileges, immunities, powers and purposes of the Pappas Holdco and Pappas Holdco Merger Sub shall vest in the Pappas Holdco Surviving Company and all liabilities, obligations and penalties of Pappas Holdco and Pappas Holdco Merger Sub shall become the debts, obligations, liabilities, restrictions and duties of the Pappas Holdco Surviving Company;

•	the limited liability company interests of the Oaktree Holdco issued and outstanding immediately prior to the effective time of the Oaktree Holdco Merger will be converted into the right to receive an aggregate of 43,556,189 common shares, together with any amounts to which the holders of such interests are entitled pursuant to the distribution of two Kamsarmax vessels owned by the Heron JV (the “Heron OBS Vessels”) to the Company or its subsidiaries and certain other cash distributions from the Heron JV to which the holders of such interests are entitled in accordance with the terms of the Merger Agreement (see “The Merger Agreement—Dissolution and Winding Up of Heron” beginning on page 144 of this proxy statement) (subject to adjustment for any stock split or combination or stock dividend or stock distribution declared with a record date between the date of the Merger Agreement and the effective time of the Oaktree Holdco Merger);

•	the limited liability company interests of the Pappas Holdco issued and outstanding immediately prior to the effective time of the Pappas Holdco Merger will be converted into the right to receive an aggregate of 4,839,577 common shares, together with any amounts to which the holders of such interests are entitled pursuant to the distribution of the Heron OBS Vessels to the Company or its subsidiaries and the certain other cash distributions from the Heron JV to which the holders of such interests are entitled in accordance with the terms of the Merger Agreement (see “The Merger Agreement—Dissolution and Winding Up of Heron” beginning on page 144 of this proxy statement) (subject to adjustment for any stock split or combination or stock dividend or stock distribution declared with a record date between the date of the Merger Agreement and the effective time of the Pappas Holdco Merger); and

•	the Company shall take such actions as are necessary to provide that, at the closing of the Merger, the Board will consist of nine (9) members, four (4) of whom will be Petros Pappas, Rajath Shurie, Emily Stephens and Renee Kemp (or if any such individual is unable or unwilling to serve at the time of closing, a replacement individual selected by the Oaktree Holdco that satisfies the criteria required of nominees to the Board by the Company’s Nomination and Corporate Governance Committee) and five (5) of whom will be Spyros Capralos, Tom Softeland, Roger Schmitz, Koert Erhardt and one other individual to be selected by the Special Committee prior to the Special Meeting (or if any such individual is unable or unwilling to serve at the time of closing, a replacement individual selected by the Special Committee).

Heron Consideration

•	At the closing of the Merger, the Company will deposit into escrow certificates in the name of each Seller representing an aggregate of 2,115,706 common shares, as well as any dividends in respect of or in exchange for such common shares or other securities held in such escrow account during the period from the closing of the Merger until the distribution of such common shares or other amounts from the escrow. Promptly (and not later than one business day) following the distribution of the Heron OBS Vessels to the Company or its subsidiaries in accordance with the terms of the Merger Agreement, any such common shares and any other amounts in such escrow account will be released to the Sellers on a pro rata basis and, following such release date, the Company will pay to the Sellers the amount of dividends and other distributions with a record date after the closing of the Merger but prior to such release date and a payment date subsequent to such release date payable with respect to such common shares. For the avoidance of doubt, the Sellers will not be entitled to vote or dispose of any such common shares prior to distribution from escrow. (see “The Merger Agreement—Dissolution and Winding Up of Heron” beginning on page 144 of this proxy statement).

Withholding

The Company and the Surviving Companies shall be entitled to deduct and withhold from any consideration otherwise payable under the Merger Agreement to any person such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), the rules and regulations promulgated thereunder or any provision of applicable state, local or foreign tax law and shall timely pay such withholding amount to the appropriate governmental authority. If a Surviving Company or the Company, as the case may be, so withholds amounts, to the extent timely remitted to the appropriate governmental authority, such amounts shall be treated for all purposes of the Merger Agreement as having been paid to such person in respect of which a Surviving Company or the Company, as the case may be, made such deduction and withholding.

Effective Time of the Merger; Closing

Unless otherwise mutually agreed in writing between the Company and the Oaktree Seller (the “Sellers’ Representative”), the closing of the Merger will take place on the third business day following the satisfaction or waiver of the conditions to the closing of the Merger (see “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 151 of this proxy statement) (other than those conditions that by their nature are to be satisfied at the closing of the Merger, but subject to the fulfillment or waiver of those conditions at the closing).

The effective time of the Merger will occur as soon at the closing of the Merger upon the filing of certificates of merger with the Registrar or Deputy Registrar of Corporations of the Marshall Islands (or at such later time as the Company, the Merger Subs, and the Oceanbulk Holdcos may agree and specify in such certificates of merger).

Representations and Warranties

The Company and the Merger Subs made representations and warranties generally qualified by, among other things, filings by the Company with the SEC that are publicly available during the period beginning on January 1, 2013 and ending five (5) days prior to the date of the Merger Agreement and a confidential disclosure letter containing non-public information. Some of these representations and warranties were made as of specified dates. The representations and warranties made by the Company and the Merger Subs relate to, among other things:

•	organization, existence and good standing;

•	power and authority to enter into the Merger Agreement;

•	the enforceability of the Merger Agreement;

•	consents required by governmental authorities;

•	the absence of breaches, violations, defaults or conflicts with, or any consents required by, their respective governing documents, laws or certain contracts as a result of entering into the Merger Agreement and consummating the transactions contemplated therein and the performance of their obligations thereunder;

•	documents required to be filed by the Company with the SEC or disseminated to its stockholders in connection with the transactions contemplated by the Merger Agreement;

•	fees and commissions in connection with the Merger Agreement and the transactions contemplated thereby;

•	capitalization;

•	subsidiaries of the Company;

•	SEC filings of the Company and the Company’s disclosure controls and procedures and internal control over financial reporting;

•	compliance with GAAP in the preparation of financial statements and the fair presentation of the financial condition of the Company and its subsidiaries;

•	compliance with tax requirements;

•	compliance with laws, orders and permits;

•	the absence of certain changes since the date of the Company’s last audited balance sheet;

•	the absence of undisclosed liabilities;

•	material contracts, agreements and instruments, and the performance of obligations and absence of any material default thereunder;

•	ownership, classification and proper title of vessels, personal assets, and other property;

•	compliance with maritime guidelines and laws

•	compliance with employment and labor laws;

•	employee benefits;

•	environmental matters;

•	the absence of pending or threatened litigation;

•	insurance matters;

•	takeover statutes;

•	interested party transactions;

•	certain business practices and matters relating to anti-corruption laws; and

•	indebtedness for borrowed money and cash and cash equivalents.

Many of the Company’s representations and warranties are qualified by the absence of a “material adverse effect” which means, for purposes of the Merger Agreement, when used with respect to the Company, any change, effect, event, occurrence, or development that, individually or in the aggregate, (i) has or would reasonably be expected to have a material adverse effect on the financial condition, business, assets, liabilities or results of operations of the Company and the Company’s subsidiaries, taken as a whole, excluding any change, effect, event, occurrence, or development resulting from (A) changes in applicable law or GAAP after the date hereof, (B) changes in the global financial or securities markets or general global economic or political conditions, (C) changes or conditions generally affecting the industry in which the Company and its subsidiaries operate, (D) acts of war, sabotage, terrorism or natural disasters, or (E) subject to certain exceptions, the announcement or consummation of the transactions contemplated by Merger Agreement and the Pappas Agreement; provided that the effect of any matter referred to in clauses (A), (B), (C), or (D) shall only be excluded to the extent that such matter does not disproportionately affect the Company and the Company’s subsidiaries, taken as a whole, relative to other entities operating in the industry in which the Company and the Company’s subsidiaries operate, or (ii) that has or would reasonably be expected to materially impair the ability of the Company or the Merger Subs to perform their respective obligations under the Merger Agreement or materially delay the ability of the Company or the Merger Subs to consummate the transactions contemplated by the Merger Agreement.

The Sellers made representations and warranties generally qualified by, among other things, matters disclosed in a confidential disclosure letter containing non-public information. Some of these representations and warranties were made as of specified dates. The representations and warranties made by the Sellers relate to, among other things:

•	organization, existence and good standing;

•	power and authority to enter into the Merger Agreement;

•	the enforceability of the Merger Agreement;

•	consents required by governmental authorities;

•	the absence of breaches, violations, defaults or conflicts with, or any consents required by, their respective governing documents, laws or certain contracts as a result of entering into the Merger Agreement and consummating the transactions contemplated therein and the performance of their obligations thereunder;

•	ownership and title to the equity of the Oceanbulk Holdcos;

•	contracts restricting or relating to the voting, dividends rights or disposition of units of the Oaktree Holdcos, and beneficial ownership of the common shares; and

•	absence of pending or threatened litigation

The representations and warranties made by the Sellers with respect to the Oceanbulk Companies relate to, among other things:

•	organization, existence and good standing;

•	power and authority to enter into the Merger Agreement;

•	the enforceability of the Merger Agreement;

•	consents required by governmental authorities;

•	the absence of breaches, violations, defaults or conflicts with, or any consents required by, their respective governing documents, laws or certain contracts as a result of entering into the Merger Agreement and consummating the transactions contemplated therein and the performance of their obligations thereunder;

•	capitalization;

•	subsidiaries of the Oceanbulk Holdcos;

•	the Oceanbulk F-1;

•	compliance with GAAP in the preparation of financial statements and the fair presentation of the financial condition of Oceanbulk and their subsidiaries;

•	the accuracy of information provided to the Company specifically for use in documents required to be filed or furnished by the Company with or to the SEC or disseminated to its stockholders in connection with the transactions contemplated by the Merger Agreement;

•	compliance with tax requirements;

•	compliance with laws, orders, and permits;

•	the absence of certain changes since the date of Oceanbulk’s last audited balance sheet;

•	the absence of undisclosed liabilities;

•	indebtedness for borrowed money and cash and cash equivalents;

•	ownership, classification and proper title of vessels, personal assets, and other property;

•	compliance with maritime guidelines and laws

•	material contracts, agreements and instruments, and the performance of obligations and absence of any material default thereunder;

•	absence of pending or threatened litigation;

•	employee benefits;

•	compliance with employment and labor laws;

•	environmental matters;

•	insurance matters;

•	fees and commissions in connection with the Merger Agreement and the transactions contemplated thereby;

•	takeover statutes;

•	interested party transactions;

•	certain business practices and matters relating to anti-corruption laws;

•	the assets and liabilities of the Oceanbulk Holdcos; and

•	investment intent of the Sellers.

Many of the Sellers’ representations and warranties are qualified by the absence of a “material adverse effect” which means, for purposes of the Merger Agreement, when used with respect to the Oceanbulk Companies, any change, effect, event, occurrence, or development that, individually or in the aggregate, (i) has or would reasonably be expected to have a material adverse effect on the financial condition, business, assets, liabilities or results of operations of the Oceanbulk Companies, taken as a whole, excluding any change, effect, event, occurrence, or development resulting from (A) changes in applicable law or GAAP after the date hereof, (B) changes in the global financial or securities markets or general global economic or political conditions, (C) changes or conditions generally affecting the industry in which the Oceanbulk Companies operate, (D) acts of war, sabotage, terrorism or natural disasters, or (E) subject to certain exceptions, the announcement or consummation of the transactions contemplated by Merger Agreement and the Pappas Agreement; provided that the effect of any matter referred to in clauses (A), (B), (C), or (D) shall only be excluded to the extent that such matter does not disproportionately affect the Oceanbulk Companies, taken as a whole, relative to other entities operating in the industry in which the Oceanbulk Companies operate, or (ii) that has or would reasonably be expected to materially impair the ability of the Oceanbulk Companies or the Sellers to perform their respective obligations under the Merger Agreement or materially delay the ability of the Oceanbulk Companies or the Sellers to consummate the transactions contemplated by the Merger Agreement.

Conduct of Oceanbulk and Oceanbulk Holdcos’ Businesses Pending the Merger

Under the Merger Agreement, the Oceanbulk Holdcos have agreed that, except as set forth in the Seller’s disclosure letter, as expressly required by the Merger Agreement or with the Company’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of the Merger Agreement until the effective time of the Merger, each of the Oceanbulk Holdcos will, and will cause Oceanbulk to, carry on its business in the ordinary course in a manner consistent with past practice and to use commercially reasonable efforts to:

•	preserve intact its business organization, goodwill and material assets;

•	maintain all required governmental authorizations necessary to carry on its business as being conducted as of the date of the Merger Agreement;

•	keep available the services of its present officers and other employees, with certain exceptions; and

•	preserve present customer, supplier and other business relationships, with certain exceptions.

The Oceanbulk Holdcos have also agreed to comply with a series of negative covenants, except as expressly required by the Merger Agreement or with the Company’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), until the effective time of the Merger.

Conduct of the Company’s Businesses Pending the Merger

Under the Merger Agreement, the Company has agreed that, except as set forth in the Company’s disclosure letter, except as expressly required by the Merger Agreement or with the Seller Representative’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) , during the period from the date of the Merger Agreement until the effective time of the Merger, the Company will, and will cause each of its subsidiaries to, carry on its business in the ordinary course in a manner consistent with past practice and to use commercially reasonable efforts to:

•	preserve intact its business organization, goodwill and material assets;

•	maintain all required governmental authorizations necessary to carry on its business as being conducted as of the date of the Merger Agreement;

•	keep available the services of its present officers and other employees, with certain exceptions; and

•	preserve present customer, supplier and other business relationships, with certain exceptions.

The Company has also agreed to comply with a series of negative covenants, except as set forth in the Company’s disclosure letter, except as expressly required by the Merger Agreement or with the Company’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), until the effective time of the Merger.

No Solicitation

The Company has agreed to (and the Company has agreed to (i) cause its subsidiaries to and (ii) not authorize or permit and instruct and use reasonable best efforts to cause its and any of its subsidiaries’ representatives to) cease immediately and cause to be terminated any and all existing activities, solicitations, encouragements, discussions or negotiations with any third party and its representatives and its financing sources conducted prior to the date of the Merger Agreement with respect to any Acquisition Proposal (as defined below) or efforts to obtain an Acquisition Proposal, and has agreed to also request such third party to promptly return or destroy all confidential information concerning the Company or its subsidiaries prior to the date of the Merger Agreement. The Company also confirmed in the Merger Agreement that it was not currently in negotiations or discussions with any third party which would reasonably be expected to lead to the making of an Acquisition Proposal. During the period between the date of the Merger Agreement and the earlier of the termination of the Merger Agreement or the effective time of the Merger, the Company has agreed not to (and the Company has agreed to (i) cause its subsidiaries not to and (ii) not authorize or permit and shall instruct and use its reasonable best efforts to cause its and any of its or its subsidiaries’ representatives not to), directly or indirectly:

•	solicit, initiate, or knowingly take any action to facilitate or encourage or assist any inquiries or the making of any proposal or offer that constitutes or may reasonably be expected to lead to the submission of any Acquisition Proposal;

•	enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its subsidiaries or afford access to the business, properties, assets, personnel, books or records of the Company or any of its subsidiaries to any third party with respect to inquiries regarding, or the making of, an Acquisition Proposal;

•	fail to make, qualify, withdraw, or modify or amend in a manner adverse to the Sellers the recommendation of either the Special Committee or the Board, or recommend any other Acquisition Proposal, or publicly propose to do any of the foregoing;

•	approve, endorse, recommend, enter into (or agree or publicly propose to do any of the foregoing) any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal, with the exception of a confidentiality agreement with a third party to whom the Company is permitted to provide information in accordance with the Merger Agreement; or

•	grant any waiver, amendment or release under any standstill or confidentiality agreement or any takeover statute or similar provision contained in the Company’s articles of incorporation, bylaws or other governing documents.

Notwithstanding these restrictions:

•

Prior to (but not at any time from or after) obtaining the approval of the Transactions from the Company’s stockholders, if the Company receives a bona fide, written Acquisition Proposal from a third party after the date of the Merger Agreement (that has not been withdrawn) that did not result from a breach or violation of the provisions of the Merger Agreement and, prior to taking any action described in clauses (A) and (B) below, (x) the Special Committee determines in good faith, after consultation with outside legal counsel that (1) based on the information then available and after consultation with its financial advisors of nationally recognized reputation, such Acquisition Proposal constitutes or could reasonably be expected to lead to a superior proposal (as defined below) and (2) the failure to take such action is reasonably likely to result in a breach of its fiduciary duties to its stockholders under applicable law and (y) the Company shall have complied with certain requirements in the Merger Agreement, then the Company may, in response to such Acquisition Proposal, directly or indirectly through its representative: (A) engage in negotiations or discussions with any such third party and its representatives or financing sources with respect to such Acquisition Proposal and (B) thereafter furnish to such third party or its representatives or financing sources non-public information relating to the Company or any of its subsidiaries pursuant to a confidentiality agreement (a copy of which shall be promptly (and in any event within twenty-four (24) hours) provided for informational purposes only to the Sellers’ Representative) with such third party with terms no less favorable to the Company than those contained in the Confidentiality Agreement entered into with Oceanbulk and containing additional provisions that expressly permit the Company to comply with the terms of the Merger Agreement (provided that all such information provided or made available to such third party (to the extent that such information has not been previously provided or made available to the Sellers’ Representative) is provided or made available to the Sellers’ Representative, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such third party); and

•	Prior to obtaining the approval of the Transactions from the Company’s stockholders, if a material fact, event, change, development, or set of circumstances (other than an Acquisition Proposal) affecting the business, assets or operations of the Company and occurring or arising after the date of the Merger Agreement that was not known or reasonably foreseeable by the Company, the Special Committee or the Board as of or prior to the date of the Merger Agreement (such material fact, event, change development or set of circumstances affecting the business, assets or operations of the Company, an “Intervening Event”), becomes known to the Special Committee (provided that no fact, event, change, development or set of circumstances shall constitute an Intervening Event if such fact, event, change, development or set of circumstances (i) affects the dry bulk shipping industry generally or (ii) resulted from or arose out of the announcement, pendency or consummation of the Transactions or the compliance by the Company with its covenants and agreements in the Merger Agreement, including its interim operating covenants) and (x) the Special Committee or the Board determines in good faith, after consultation with outside legal counsel and its financial advisors of nationally recognized reputation, that in light of such Intervening Event, the failure of the Special Committee or the Board, as applicable, to fail to make, qualify, withdraw, or modify or amend its recommendation (an “Adverse Recommendation Change”) is reasonably likely to result in a breach of its fiduciary duties to the Company’s stockholders under applicable law, the Special Committee or the Board may effect an Adverse Recommendation Change; however, the Company must give the Sellers’ Representative at least three (3) calendar days prior written notice advising the Sellers’ Representative that the Special Committee or the Board intends to take such action and specifying the facts underlying the Special Committee or the Board’s determination that an Intervening Event has occurred, and the reasons for the Adverse Recommendation Change, in reasonable detail, and during such three (3) day calendar period, if requested by Sellers’ Representative, the Company will engage in good faith negotiations with Sellers’ Representative to amend the Merger Agreement in such a manner that obviates the need for an Adverse Recommendation Change, and following such three (3) calendar day period the Special Committee will have considered in good faith any proposed amendments to the Merger Agreement and any related agreements and determined in good faith, after consultation with its outside legal and financial advisors of nationally recognized reputation, taking into account any changes to the Merger Agreement or any related agreements made or proposed in writing by the Sellers’ Representative, that such amendments would not obviate the need for an Adverse Recommendation Change in response to such Intervening Event.

In addition, prior to (but not at any time from or after) obtaining the approval of the Transactions from the Company’s stockholders, the Special Committee may, following receipt of and on account of a superior proposal, make an Adverse Recommendation Change in connection with such superior proposal, if such superior proposal did not result from a breach or violation of the provisions of the Merger Agreement and the Special Committee determines in good faith, after consultation with outside legal counsel and financial advisors of nationally recognized reputation, that in light of such superior proposal, the failure of the Special Committee to take such action is reasonably likely to result in a breach of its fiduciary duties to its stockholders under applicable law, provided that:

•	the Special Committee promptly notifies the Sellers’ Representative, in writing within three (3) calendar days before making an Adverse Recommendation Change, of its intention to take such action with respect to such superior proposal, which notice shall state expressly that the Company has received an Acquisition Proposal that the Special Committee has determined to be a superior proposal and that the Special Committee intends to make an Adverse Recommendation Change;

•	the Special Committee attaches to such notice a copy of the most current version of the proposed transaction agreements relating to the superior proposal and discloses the identity of the third party making such superior proposal;

•	during such three (3) calendar day period, if requested by the Sellers’ Representative, the Special Committee has, and directed its representatives to, engaged in negotiations with the Sellers’ Representative in good faith to amend the Merger Agreement or any related agreement in such a manner that the superior proposal ceases to constitute a superior proposal; and

•	following such three (3) calendar day period, the Special Committee shall have considered in good faith any proposed amendments to the Merger Agreement and any related agreements and determines in good faith, after consultation with its outside legal counsel and financial advisors of nationally recognized reputation, taking into account any changes to the Merger Agreement or any related agreement proposed by the Sellers’ Representative, that such superior proposal continues to be a superior proposal; (provided, that with respect to any applicable superior proposal, any amendment to the financial terms or any other material amendment to a term of such superior proposal would require the Special Committee to provide a new written notice to the Sellers’ Representative and a new period of three (3) calendar days and no such Adverse Recommendation Change in connection with such superior proposal may be made during any such three (3) calendar day period).

An “Acquisition Proposal” means, except for certain exceptions disclosed by the Company to the other parties to the Merger Agreement, any offer, proposal, inquiry or indication of interest or any public announcement of intention to enter into any agreement or of (or intention to make) any offer, proposal, inquiry or indication of interest by a third party relating to any transaction or series of transactions involving (i) any sale, lease, exchange, mortgage, transfer, license or other disposition, direct or indirect, of (A) 15% or more of the consolidated assets of the Company and its subsidiaries or assets of the Company and/or any of its subsidiaries that represented, individually or in the aggregate, 15% or more of the consolidated net income or revenues of the Company for the then most recently completed four quarter period, or (B) 15% or more of the total outstanding equity or voting securities of the Company, in each case of clauses (A) and (B) including by way of tender offer (including a self-tender offer) or exchange offer, (ii) a merger, consolidation, spin-off, share exchange (including a split-off), business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, extraordinary dividend, dissolution or other similar transaction involving the Company or any of its subsidiaries representing (A) 15% or more of the consolidated assets of the Company and its subsidiaries or assets of the Company and/or any of its subsidiaries that represented, individually or in the aggregate, 15% or more of the consolidated net income or revenues of the Company for the then most recently completed four quarter period or (B) 15% or more of the total outstanding equity or voting securities of the Company or (iii) any other transaction or series of transactions having a similar effect to those described in clauses (i) and (ii).

A “superior proposal” means a bona fide, unsolicited written Acquisition Proposal (provided that, for the purposes of this definition, references to “15%” in the definition of Acquisition Proposal shall be deemed replaced with references to “50%”) that is not preceded by a breach by the Company of the non-solicitation sections of the Merger Agreement and is not otherwise received in violation of such sections and that:

•	is not subject to any financing condition and for which financing has been fully committed or is on hand or the Special Committee determines in good faith after considering the advice of its financial advisor of nationally recognized reputation is reasonably probable to be fully financed;

•	the Special Committee has determined in good faith, after considering the advice of its outside legal counsel and its financial advisor of nationally recognized reputation, is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial, regulatory and other aspects of the proposal and the identity of the person making the Acquisition Proposal; and

•	the Special Committee has determined in good faith, after considering the advice of its outside legal counsel and its financial advisor of nationally recognized reputation, would result in a transaction more favorable, from a financial point of view, after taking into consideration, among other things, all of the terms, conditions, impacts and all legal, financial, regulatory, fiduciary and other aspects of such Acquisition Proposal and the Merger Agreement, including financing, regulatory approvals, stockholder litigation, termination fees, expense reimbursement provisions and the expected timing and risk and likelihood of consummation and other events or circumstances beyond the control of the party invoking the condition, to the Company’s stockholders (other than the Sellers and their affiliates) than the Merger (after taking into account and giving effect to any adjustments or amendment to the Merger Agreement proposed by the Sellers’ Representative).

The Special Committee and the Board are not prohibited from complying with Rule 14e-2(a) under the Exchange Act with regard to an Acquisition Proposal so long as any action taken or statement made to so comply is consistent with the non-solicitation provisions of the Merger Agreement (provided, that any such action taken or statement made that is not an express rejection of an Acquisition Proposal or an express reaffirmation of the Special Committee’s and the Board’ recommendations to approve the Transaction shall be deemed an Adverse Recommendation Change), or issuing a “stop, look and listen” disclosure or similar communication similar to Rule 14d-9(f) under the Exchange Act.

The Company and the Board shall not take any of the actions set forth in the exceptions to the non-solicitation provisions described above unless the Company:

•	notifies the Sellers’ Representative promptly (but in no event later than 24 hours) after receipt by the Company (or any of its representatives) of any Acquisition Proposal or of any inquiries regarding the making of an Acquisition Proposal, including the material terms and conditions thereof, and providing a copy, if applicable, of any written requests, proposals or offers, including proposed agreements, and the identity of the person making (or inquiry or communications about) such Acquisition Proposal and its proposed financing sources, and shall keep the Sellers’ Representative reasonably informed on a prompt basis (but in any event no later than 24 hours) as to the status (including changes or proposed changes to the material terms) of such Acquisition Proposal (whether made before or after the date of the Merger Agreement); and

•	notifies the Sellers’ Representative promptly (but in no event later than 24 hours) after receipt by the Company of any request for non-public information relating to the Company or any of its subsidiaries or for access to the business, properties, assets, personnel, books or records of Company or any of its subsidiaries by any third party that has informed the Company that it is considering making, or has made, an acquisition proposal.

Proxy Statement and Special Meeting

The parties to the Merger Agreement agree that:

•	as promptly as practicable after the date of the Merger Agreement, the Company and the Sellers’ Representative will jointly prepare, and the Company will furnish to the SEC, a proxy statement to be sent to the stockholders of the Company relating to the Special Meeting and the matters to be voted upon thereat (the “Proxy Statement”). The Special Committee and the Board agreed to recommend to the holders of common shares that they approve the Transactions and to include such recommendation in the Proxy Statement, except to the extent that the Special Committee or the Board shall have made an Adverse Recommendation Change as permitted pursuant to the provisions set forth above (See the section entitled “The Merger Agreement—No Solicitation). The Company will not make or file any amendment, supplement or change to the Proxy Statement without the consent of the Sellers’ Representative, except as expressly set forth in the Merger Agreement;

•	if prior to the Special Meeting, any event occurs with respect to the Sellers or Oceanbulk or its subsidiaries, or any change occurs with respect to other information supplied by the Sellers’ Representative for inclusion in the Proxy Statement, which is required by applicable law to be described in an amendment or supplement to the Proxy Statement, the Sellers’ Representative will promptly notify the Company of such event and the Company will cooperate in the prompt, and in any event within the earlier of (i) three (3) business days following the receipt of such notice and (ii) the date of the Special Meeting, furnish to the SEC of any necessary amendment or supplement to the Proxy Statement and, as required by applicable law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders;

•	if prior to the Special Meeting, any event occurs with respect to the Company or any of its subsidiaries, any Acquisition Proposal is received by the Company, or any Adverse Recommendation Change is made in connection with an Acquisition Proposal or Intervening Event and as permitted by the relevant provisions of the Merger Agreement (see the section entitled “The Merger Agreement—No Solicitation), in each case which the Special Committee believes, upon advice of outside legal counsel, is required by applicable law to be described in an amendment of, or a supplement to, the Proxy Statement, the Company will promptly notify the Sellers’ Representative of such event, and the Sellers’ Representative will reasonably cooperate in the prompt and in any event within the earlier of (i) three (3) business days following the happening of such event requiring an amendment or supplement and (ii) the date of the Special Meeting, furnish to the SEC of any necessary amendment or supplement to the Proxy Statement and, as required by applicable law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders;

•	the Company will, in accordance with applicable law and the Company’s articles of incorporation, bylaws and any other governing documents as then in effect, duly call, give notice of, convene and hold on July 11, 2014, the Special Meeting for the sole purpose of seeking the approval of the Transactions and to not submit any other proposals in connection with such Special Meeting without the prior written consent of the Sellers’ Representative; provided, that if the Proxy Statement has not been furnish to the SEC and first mailed to the Company’s stockholders within eight (8) calendar days following the date of the Merger Agreement, the Company will duly call, give notice of, convene and hold the Special Meeting on the 17th calendar day following the first mailing of the Proxy Statement to the Company’s stockholders;

•	the Company will not change the record date without the prior written consent of the Sellers’ Representative (which consent shall not be unreasonably withheld, delayed or conditioned);

•

the Company will not adjourn or postpone the Special Meeting, provided that if any Acquisition Proposal is received by the Company, or any Adverse Recommendation Change is made in connection with an Acquisition Proposal or Intervening Event as permitted pursuant to the provisions of the Merger Agreement prior to the scheduled date of the Special Meeting, the Company will be permitted to adjourn or postpone the Special Meeting for up to 10 calendar days after the initially scheduled date to the extent the Special Committee believes, upon advice of outside legal counsel, such adjournment or postponement is required by applicable law or is required by its fiduciary duties to stockholders of the Company under applicable law. If the Special Committee has provided the Sellers’ Representative with notice prior to or at the end of such 10 calendar day period that it is prepared to make an Adverse

Recommendation Change in connection with an Acquisition Proposal or Intervening Event, the Special Meeting shall be further adjourned or postponed until up to five (5) business days after the conclusion of the Sellers’ Representative’s matching right process in accordance with the terms of the Merger Agreement (see the section entitled “The Merger Agreement—No Solicitation);

•	the Company and the Sellers’ Representative may also jointly agree (such consent not to be unreasonably withheld, delayed or conditioned) to adjourn or postpone the Special Meeting under certain circumstances; and

•	except as specifically permitted by the non-solicitation provisions of the Merger Agreement, the Board shall continue to recommend that the Company’s stockholders give the approval for the Transactions, and the Company shall use its reasonable best efforts to, subject to the non-solicitation provisions of the Merger Agreement, (i) solicit and obtain the approval of the Transactions from the Company’s stockholders and (ii) solicit from its stockholders proxies in favor of the Transactions and the approval of the Transactions.

Litigation

The Company will promptly advise the Sellers’ Representative of any litigation, claim, action, suit, hearing, proceeding, arbitration, audit, inspection or other investigation commenced or, to the knowledge of the Company, threatened against or involving the Company, any of its subsidiaries or any of its officers or directors, or the Special Committee, relating to the Merger Agreement or the related agreements or the transactions contemplated by the Merger Agreement, and will keep the Sellers’ Representative informed and consult with the Sellers’ Representative regarding the status of any litigation, claim, action, suit, hearing, proceeding, arbitration, audit, inspection or other investigation on an ongoing basis. The Company will, and will cause its subsidiaries to, cooperate with and give the Sellers’ Representative the opportunity to consult with respect to any defense or settlement relating thereto, and shall not agree to any settlement without the prior written consent of the Sellers’ Representative.

The Sellers’ Representative will promptly advise the Company of any litigation, claim, action, suit, hearing, proceeding, arbitration, audit, inspection or other investigation commenced or, to the knowledge of Oceanbulk, threatened against or involving any of the Sellers or any Oceanbulk Holdcos or any of their respective officers or directors, relating to the Merger Agreement or the related agreements or the transactions contemplated by the Merger Agreement and will keep the Company informed regarding the status of any litigation, claim, action, suit, hearing, proceeding, arbitration, audit, inspection or other investigation on an ongoing basis. Each of the Sellers, the Sellers’ Representative, and the Oceanbulk Holdcos will cooperate with and give the Company the opportunity to consult with respect to the defense or settlement relating thereto, and shall not agree to any settlement without the prior consent of the Company.

Company Management

Upon the closing of the Transactions, the management of the Company will consist of Petros Pappas (Chief Executive Officer), Hamish Norton (President), Christos Begleris (Co-Chief Financial Officer), Simos Spyrou (Co- Chief Financial Officer), Nicos Rescos (Chief Operating Officer), Zenon Kleopas (Executive Vice President), Sophia Damigou (Co-General Counsel) and Georgia Mastagaki (Co-General Counsel) subject to such individuals, to the extent not already party to existing employment agreements, agreeing to employment agreements prior to the Closing Date on terms reasonably acceptable to the Company and such individual and consistent with the terms set forth on Exhibit H-3 to the Merger Agreement that are applicable to such individual. If any such individual is unable or unwilling to serve, the Special Committee and the Sellers will appoint an initial replacement for such office as of the closing date of the Merger.

Covenants of the Company and the Sellers

Obligations of Merger Sub

The Company has agreed that it will take all necessary action to cause each Merger Sub to perform its respective obligations under the Merger Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement and shall be liable for any breach of the Merger Agreement by either Merger Sub. Without limiting the generality of the preceding sentence, the Company has agreed to make an election under U.S. Treasury Regulation section 301.7701-3 to treat each Merger Sub as a disregarded entity for United States federal income tax purposes, effective as of the date of formation, and neither the Company nor the Merger Subs will take any action, or fail to take any action, that would cause either Merger Sub to be treated as a corporation for United States federal income tax purposes.

Voting of Shares

Each of the Sellers will (and will cause their applicable affiliates who own common shares to) vote all common shares owned beneficially or of record by it or its affiliates in favor of the Transactions in the same proportion as the number of common shares that are voted in favor of the Transactions by the Unaffiliated Stockholders at the Special Meeting, or any postponement or adjournment thereof, bears to the total number of common shares that are voted with respect to the approval of the Transactions by such Unaffiliated Stockholders at such Special Meeting or any postponement or adjournment thereof. Prior to the effective time of the Merger or the earlier termination of the Merger Agreement in accordance with its terms, none of the Sellers will (and the Sellers will cause their affiliates not to) vote any common shares owned beneficially or of record by it or its affiliates in favor of the removal of any director of the Company or in favor of the election of any director not approved by the Special Committee.

Dissolution and Winding Up of Heron

After the closing of the Merger, the Sellers’ Representative shall assume and control the dissolution, liquidation and winding up of the Heron JV (the “Winding Up Activities”), which will include:

•	the distribution of (A) all of the Heron OBS Vessels to the Company on the terms and conditions set forth in the Merger Agreement, (B) certain designated vessels (the “Heron ABY Vessels”) to ABY Group Holding Limited (“ABY”) or its designees, and (C) all Heron Distributable Cash (as defined below) as of the time of such distribution to ABY and the Company in such proportion as ABY and Sellers’ Representative mutually agree (collectively, the “Core Vessel Distribution”) (provided, however, that in the event of the loss of a Heron OBS Vessel or Heron ABY Vessel prior to distribution thereof, no distribution of such vessel shall be required and subsections (A) or (B), as applicable, shall be deemed satisfied with respect to such lost vessel);

•	the distribution of other Heron Distributable Cash held by the Heron JV from time to time to ABY and the Company in such proportion as ABY and Sellers’ Representative mutually agree;

•	either (A) obtaining the consent of the Heron JV’s lenders, CIT Finance LLC (and its successors and assigns) (“CIT”), under the term loan facility agreement by and among the Heron JV, as borrower and CIT, as security agent and facility agent (the “Heron Facility Agreement”), to the assumption by way of refinancing of the portion of the Heron JV’s indebtedness attributable to the Heron OBS Vessels by the Company or a subsidiary thereof and negotiating definitive agreements with respect thereto or (B) obtaining alternative debt financing for Heron OBS Vessels (clauses (A) and (B) together, the “Heron OBS Vessel Financing”), in each case after obtaining the Company’s prior written consent; provided, that the Sellers’ Representative will reasonably consult with the Company in connection with the Heron OBS Vessel Financing, and the Company will not unreasonably withhold, delay or condition its consent if such financing satisfies certain conditions;

•	in connection with consummating the Heron OBS Vessel Financing, obtaining the release of any guarantee, indemnification or similar commitment of Oceanbulk or its subsidiaries (including the termination or release of Oceanbulk Shipping’s obligations under the guarantee given by Oceanbulk Shipping with respect to the Heron Facility Agreement, and any and all financing statements perfecting a security interest on any assets of Oceanbulk or its subsidiaries) given with respect to the Heron JV loan facilities, in each case, for the avoidance of doubt, other than any guarantee, indemnification or similar commitment in connection with the Heron OBS Vessel Financing (the “Heron Guarantee Release”);

•	the sale of all of the Heron JV’s other vessels (the “Non-Core Vessels”); provided, that the Company shall be entitled to participate in any auction of such vessels without the prior written consent of the Sellers’ Representative; provided, further, however, that in the event of the loss of any such vessel prior to delivery thereof, no sale of such vessel shall be required and the foregoing shall be deemed satisfied with respect to such lost vessel; and

•	so long as the foregoing commitments have been satisfied and the Heron JV has no other debts or liabilities (including pursuant to the Heron Facility Agreement), the distribution of any remaining cash of the Heron JV, the liquidation of any other assets of the Heron JV and the termination of the Heron JV, in each case subject to the requirements of applicable laws (the “Final Heron Liquidation”).

“Heron Distributable Cash” means, as of any date of determination, the cash and cash equivalents then held by the Heron JV, including cash from the proceeds of any sale of a Non-Core Vessel (after repayment of any indebtedness required to be repaid pursuant to the Heron Facility Agreement in connection with such sale of a Non-Core Vessel), less an allowance for reserves equal to $5,000,000 or such lesser amounts as may be approved by the Special Committee, such approval not to be unreasonably witheld; provided, that such reserves shall constitute Heron Distributable Cash, and the portion of such Heron Distributable Cash received by the Company shall be paid to the Sellers in accordance with the foregoing provisions.

Except as expressly contemplated by the section entitled Dissolution and Winding Up of Heron in the Merger Agreement, the Company will not, and will cause its subsidiaries not to, enter into or amend any stockholders agreement or similar organizational document of the Heron JV, convert any loans to the Heron JV into equity of the Heron JV, or cause or permit the Heron JV to make any distributions, sell any assets, incur any additional indebtedness or other liabilities or take any other action (or agree to take any action) with respect to the Heron JV without the prior written consent of the Sellers’ Representative.

Likewise, other than with respect to certain exceptions, the Sellers’ Representative will not enter into or amend any stockholders agreement or similar organizational document of the Heron JV, convert any loans to the Heron JV into equity of the Heron JV, or cause or permit the Heron JV to call for or accept any capital contributions or make any distributions, sell any Heron OBS Vessels, or incur any indebtedness or other liabilities or agree to take any of the foregoing actions, without the prior written consent of the Special Committee (on behalf of the Company), which consent shall not be unreasonably withheld, conditioned or delayed (subject to certain exceptions).

The Company has agreed to, and to cause its subsidiaries and their respective officers and employees to, use its commercially reasonable efforts to cause their respective advisors and representatives to, take or cause to be taken all actions, and do or cause to be done all things, as the Sellers’ Representative may reasonably request in connection with the Winding Up Activities.

At any time from time to time after the closing of the Merger, no later than five (5) business days following the receipt of the Heron Distributable Cash other than in connection with the Core Vessel Distribution, the Company will pay, or cause to be paid, to the Sellers an amount equal to (i) the Heron Distributable Cash less (ii) the portion of such Heron Distributable Cash (if any) arising from (A) revenues from the Heron OBS Vessels following the closing of the Merger (or in the event of a loss of a Heron OBS Vessel, the net insurance proceeds (if any) resulting therefrom, after repayment of the applicable portion of the Heron Facility Agreement)), and less (ii) certain amounts reasonably determined by the Sellers’ Representative and the Company as necessary to reimburse the Company for the costs and expenses incurred by the Company on and after the date that all of the

Sellers obligations with respect to the Heron JV under the Merger Agreement have been satisfied in connection with the Winding Up Activities (other than in connection with the acquisition by the Company of any Non-Core Vessel) in each case as reasonably determined by the Company and the Sellers’ Representative; provided, that prior to the Core Vessel Distribution, the Company will not be required to cause the distribution of any Heron Distributable Cash to the extent (if any) that, after giving effect to such distribution, the amount of net indebtedness to be refinanced by the Company attributable to the Heron OBS vessels on the date of the Core Vessel Distribution would be greater than $25,000,000.

At least five (5) business days prior to the consummation of the Core Vessel Distribution, the Sellers’ Representative will deliver to the Company a statement of its calculation of the net indebtedness attributable to the Heron OBS vessels to be refinanced by the Company as of the anticipated date of the Core Vessel Distribution. Such statement shall become final and binding upon the parties on the tenth (10th) business day after the consummation of the Core Vessel Distribution, unless the Company delivers written notice of its disagreement with such statement to the Sellers’ Representative prior to such date, together with reasonable detail concerning the nature of any disagreement so asserted. If such a notice of disagreement is received by the Sellers’ Representative in a timely manner, then the parties will follow the dispute resolution process set forth in the Merger Agreement. Within five (5) business days after the net indebtedness is finally agreed or determined in accordance with the foregoing, if the net indebtedness is less than $25,000,000, the Company will pay to the Sellers an amount equal to such shortfall, and if the net indebtedness is greater than $25,000,000, the Sellers, severally, pro rata, will pay to the Company an amount equal to such excess.

In connection with any distribution by the Heron JV of the Heron ABY Vessels and the Heron OBS Vessels after the closing of the Merger, (i) if any amounts are paid from ABY (or its designee) to Oceanbulk Shipping, the Company will promptly pay such amounts to the Sellers, or (ii) if Oceanbulk Shipping is required to pay any amounts to ABY (or its designee), the Sellers, severally pro rata, will, on behalf of Oceanbulk Shipping, promptly pay such amounts directly to ABY (or its designee).

Stock Exchange Listing

The Company will use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and the rules and policies of NASDAQ to ensure that the common shares comprising the Merger Consideration and the Heron Consideration are listed on NASDAQ prior to or as of the effective time of the Merger.

Oaktree Covenant

Until the earlier of the effective of the Merger or the third business day following the termination of the Merger Agreement, the Oaktree Seller agreed that it will not take any action to cause the appointment of one of its representatives to the Board (notwithstanding its right to cause such appointment pursuant to the Purchase Agreement with the Company, dated as of May 1, 2013 (the “Oaktree Purchase Agreement”).

Affiliate Contracts

Subject to certain exceptions, at or prior to the closing of the Merger, after giving at least three (3) business days’ prior notice to the Company, each of the Sellers will (and will cause their respective affiliates to) terminate the Oaktree Purchase Agreement (and the Company will agree to such termination) and any contract or transaction between any Seller (or any affiliate thereof), or amend such Affiliate Contract so as to eliminate any further liability or obligation of any Oceanbulk Holdcos, Oceanbulk or its subsidiaries thereunder, on the one hand, and any Oceanbulk Holdco, Oceanbulk or its subsidiaries, on the other hand, and any other party (an “Affiliate Contract”), and shall provide to the Company evidence of such termination in form and substance reasonably satisfactory to the Company, unless the Company provides written notice to the Sellers’ Representative prior to the end of the 3 business day period that it does not object to the continuation of such contract or transaction.

Claims

Effective at the closing of the Merger, each Seller will irrevocably and unconditionally release and forever discharge the Oceanbulk Holdcos, Oceanbulk and its subsidiaries from any and all claims, charges, complaints, causes of action, damages, agreements and liabilities of any kind or nature whatsoever, whether known or unknown and whether at law or in equity, arising prior to or after the closing of the Merger (including any Affiliate Contract terminated pursuant to the Affiliate Contracts section of the Merger Agreement); provided, however, that each Seller does not waive claims arising under the Merger Agreement or the related agreements or any Affiliate Contracts that are not terminated pursuant to the Affiliate Contracts section of the Merger Agreement. Effective on the date of the closing of the Merger, each Oceanbulk Holdco, Oceanbulk and its subsidiaries will irrevocably and unconditionally release and forever discharge the Sellers from any and all claims, charges, complaints, causes of action, damages, agreements and liabilities of any kind or nature whatsoever, whether known or unknown and whether at law or in equity, arising prior to or after the closing of the Merger (including any Affiliate Contract terminated pursuant to the Affiliate Contracts section of the Merger Agreement); provided, however, that each of the Oceanbulk Holdcos, Oceanbulk and its subsidiaries does not waive claims arising under the Merger Agreement or the related agreements or any Affiliate Contracts that are not terminated pursuant to the Affiliate Contracts section of the Merger Agreement.

Indemnification; Directors’ and Officers’ Insurance

The Company agreed that after the closing of the Merger, all rights to indemnification of an officer or director set forth in the organizational documents of Oceanbulk and its subsidiaries and, to the extent in effect as of the date of the Merger Agreement, any directors’ and officers’ liability insurance policy maintained by Oceanbulk or its subsidiaries, will be maintained and will not be amended, repealed or otherwise modified and will continue in full force and effect in accordance with their terms for a period of six (6) years from the date of the closing of the Merger, provided that the Company is not required to maintain any such insurance policy if the cost of such insurance policy exceeds two (2) times the current annual premium for such policy.

Trademark Matters

Within thirty (30) business days following the closing of the Merger, the Company will cause Oceanbulk and each of its subsidiaries to cease any use of the name “Oceanbulk” as a trademark or indication of source; provided, however, that each of Oceanbulk Shipping and Oceanbulk Carriers will have the perpetual and irrevocable right to use the name “Oceanbulk” in their corporate names in a manner consistent with the way such name is used as of the date of the closing of the Merger and in a manner consistent with corporate and business name purposes.

Retention of Common Shares

Without the prior written consent of the Company (which consent may be withheld in its sole discretion), except as set forth in the exception listed below, no Seller will, directly or indirectly, during the period beginning on the date of the Merger Agreement and ending on, in the case of the Heron Subject Shares (as defined below), the date that all of the Heron JV Commitments (as defined below) have been satisfied and, in the case of all other Subject Shares, the twelve (12) month anniversary of the closing of the Merger Date (in each case as applicable, the “Subject Shares Release Date”), (i) offer, issue, assign, pledge, hypothecate, grant a security interest in, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale, or otherwise transfer, encumber or dispose of any of the Subject Shares or (ii) enter into any swap or other agreement or arrangement (including a monetization arrangement or hedging or similar transaction) that transfers, in whole or in part, any of the economic consequences of ownership of the Subject Shares, whether any such transaction described in clause (i) or (ii) above (each, a “Transfer”) is to be settled by delivery of common shares or other securities convertible into common shares, in cash or otherwise; provided, however, that if at the Subject Shares Release Date of the Heron Subject Shares there is an outstanding claim for indemnification pursuant to the relevant indemnification provisions of the Merger Agreement, or if at the Subject Shares Release Date of the other Subject Shares there is an outstanding claim for indemnification pursuant to the relevant indemnification provisions of the Merger Agreement, in each case that has been asserted pursuant to a valid notice of claim delivered in good faith by the Company pursuant to the terms of the Merger Agreement but has not been satisfied by such date, a number of Subject Shares reasonably sufficient to satisfy such claim shall be retained by the Sellers and remain subject to the restrictions of this section until such claim is resolved. It is understood that (A) any securities issued to a Seller upon any exchange, stock split, stock dividend, recapitalization or the like in respect of the Subject Shares shall be considered part of the “Subject Shares” and shall be subject to the terms of this section in the same manner, and shall be restricted for the same period, as the Subject Shares in respect of which they were issued and (B) the restrictions set forth in this section shall not apply to any Transfer of any common shares owned by a Seller that is in excess of such Seller’s Subject Shares.

As used herein, “Heron Subject Shares” shall mean a number of common shares equal to $32,500,000 divided by the average of the volume weighted average price per share of the Company on Nasdaq for the five (5) consecutive trading days ending on the closing date of the Merger (the “Per Share Price”). As used herein, the “Subject Shares” shall mean, with respect to any Seller as of any date of determination, the excess of (i) (x) the sum of 5,051,147 common shares plus the Heron Subject Shares multiplied by (y) the Pro Rata Percentage (as defined below) of such Seller over (ii) a number of common shares equal to the aggregate amount of any cash payments made by such Seller to the Company or certain other persons pursuant to the indemnification provisions of the Merger Agreement as of such date divided by the Per Share Price; provided, that on and after the date that all of the Heron JV Commitments have been satisfied, the Subject Shares of such Seller shall be reduced by the excess of (A) the Heron Subject Shares multiplied by the Pro Rata Percentage of such Seller over (B) a number of common shares equal to the aggregate amount of any cash payments made by such Seller to the Company or certain other persons pursuant to the indemnification provisions of the Merger Agreement on or prior to the date that all of the Heron JV Commitments have been satisfied divided by the Per Share Price. Notwithstanding the foregoing, for the avoidance of doubt a Seller’s obligation to indemnify the Company and the other persons set forth in the indemnification provisions of the Merger Agreement in respect of the Heron JV, and the Company and the other persons’ remedy in connection therewith, shall not be limited to the Heron Subject Shares and shall include recourse against the other Subject Shares and the cash proceeds thereof.

As used herein, “Heron JV Commitments” means the obligation of the Sellers to consummate the Core Vessel Distribution, the sale of all of the Non-Core Vessels, the Heron OBS Vessel Financing and the Heron Guarantee Release in accordance with the relevant terms of the Merger Agreement.

“Pro Rata Percentage” means, (a) with respect to the Oaktree Seller, 90% and (b) with respect to the Pappas Seller, 10%.

Notwithstanding the foregoing, without limitation of any restrictions on Transfer set forth in the Oaktree Shareholders Agreement or the Pappas Shareholders Agreement, as applicable, the Sellers may Transfer all or a portion of their Subject Shares without the Company’s prior written consent if either (i) the greater of (x) the net proceeds received upon the Transfer of such Subject Shares and (y) the Per Share Price multiplied by the number of such Subject Shares, is placed by such Seller into an escrow account reasonably acceptable to the Company until the applicable Subject Shares Release Date to satisfy the Sellers’ indemnification obligations pursuant to the Merger Agreement or (ii) such Seller causes to be delivered to the Company a guaranty of such Seller’s indemnification obligations pursuant to the Merger Agreement from a person with liquidity characteristics and a net worth reasonably satisfactory to the Special Committee, which guaranty shall be in form and substance reasonably satisfactory to the Special Committee. Substantially concurrently with the delivery of such guaranty, the parties to the Merger Agreement will cause any amounts placed by such Seller into escrow pursuant to the preceding clause (i) to be released to such Seller.

Management Agreements

The Pappas Seller will (or will cause Oceanbulk Maritime, S.A. to) consent to the termination of any existing ship management agreements to which it (or Oceanbulk Maritime, S.A.) is the ship manager with respect to its vessels that as of the date hereof are not managed by the Company or any of its subsidiaries, which termination will be effective no later than 60 days after the closing of the Merger. From the date hereof until no later than 60 days after the closing of the Merger, the Company will pay no more than $750 per day as a management fee for each such vessel for which services are provided under such management agreements following the closing, and the Pappas Seller will (or will cause Oceanbulk Maritime, S.A. to) agree to waive all other fees, costs or expenses that are payable by the Company to the Pappas Seller or Oceanbulk Maritime S.A. under such management agreements for services provided prior to or, as the case may be, following the closing or that otherwise arise from the consummation of the transactions contemplated by the Merger Agreement; provided, that the Company will be responsible for (I) any crew severance fees incurred as a result of such termination (but Oceanbulk Maritime S.A. and the Pappas Seller agree that they will take no actions that would result in such crew severance fees) and (II) any out-of-pocket costs and expenses of the applicable manager related to such vessels.

Oceanbulk Maritime Employees

Effective as of the closing of the Merger, the Company will hire certain specified employees of Oceanbulk Maritime, S.A. to provide services substantially the same as the services that such employee is providing with respect to Oceanbulk and its subsidiaries as of immediately prior to the closing of the Merger; provided, that (a) the Company acknowledges that such employees will be permitted to devote the percentage of their time (if any) that is not allocated to Company (the “Unrelated Activity Percentage”) to providing services for Oceanbulk Maritime, S.A. unrelated to the business of Oceanbulk and (b) prior to closing, and as a condition to employment of such employee, Oceanbulk Maritime, S.A. and the Company will enter into a services agreement in form and substance reasonably satisfactory to such parties, whereby Oceanbulk Maritime, S.A., will reimburse the Company for the Unrelated Activity Percentage of such employee’s salary. The employment of each employee with the Company or any subsidiary thereof that accepts such offer will commence immediately upon the closing of the Merger and will be deemed, for all purposes, consistent with applicable law, to have occurred with no interruption or break in service and no termination of employment. For the avoidance of doubt, the foregoing will not restrict or preclude the right of the Company to terminate the employment of any such employee.

Covenants of the Parties

The parties to the Merger Agreement agree that:

•

subject to applicable laws and the confidentiality agreement, dated as of February 3, 2014, among the Company and Oceanbulk, the Oceanbulk Holdcos and the Company shall (i) give each other and their respective counsel, financial advisors, auditors and other authorized representatives, upon reasonable notice, reasonable access to the offices, properties, books and records of the Company, its subsidiaries, Merger Subs and the Oceanbulk Holdcos, Oceanbulk and its subsidiaries, as applicable; provided, however, that any such access shall be conducted during normal business hours in a manner not to interfere with the businesses or operations of the Oceanbulk Holdcos, Oceanbulk and its subsidiaries or the Company, as applicable, and without the prior written consent of the other applicable party, none of the Company, the Sellers, the Oceanbulk Holdcos nor any of their affiliates will contact any employee, customer, landlord, supplier, distributor or other material business relation of the other party or its subsidiaries (in each case, in their capacity as such) prior to the effective time of the Merger (other than contacts in the ordinary course of business unrelated to the Merger or the transactions contemplated by the Merger Agreement), (ii) furnish to each other and their respective counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such persons may reasonably request, and (iii) instruct the employees, counsel, financial advisors, auditors and other authorized representatives of the Company, its subsidiaries, Merger Subs, the

Oceanbulk Holdcos, Oceanbulk and its subsidiaries, as applicable, to cooperate with the Company and the Oceanbulk Holdcos in the matters described in clauses (i) and (ii) above, but no party to the Merger Agreement shall be required to provide such access or disclose any information if doing so is reasonably likely to (A) result in a waiver of attorney-client privilege, work product doctrine or similar privilege or (B) violate any contract to which it is a party to which it is subject or applicable law;

•	subject to the terms and conditions of the Merger Agreement, the parties to the Merger Agreement will, and will cause their respective affiliates to, use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the Merger and the transactions contemplated by the Merger Agreement, including (i) preparing and filing as promptly as practicable with any governmental authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents that are necessary, proper or advisable to consummate the Merger and the transactions contemplated by the Merger Agreement (ii) obtaining and maintaining any approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any governmental authority or other third party that are necessary, proper or advisable to consummate the Merger and the transactions contemplated by the Merger Agreement, (iii) making any other submissions required in connection with the consummation of the Merger under the 1933 Act, the 1934 Act, the Marshall Islands Business Corporations Act (the “MIBCA”), the Marshall Islands Limited Liability Company Act, applicable state or federal securities laws or the Nasdaq rules and regulations and (iv) taking or causing to be taken all other actions necessary, proper or advisable to cause the expiration of the applicable waiting periods, or receipt of required consents, approvals or authorizations under such laws as soon as practicable. However, none of the parties to the Merger Agreement will be required or permitted, without the prior written consent of all the other parties, to consent to any requirement, condition, limitation, understanding, agreement or order of a governmental authority (x) to sell, divest, license, assign, transfer, hold separate or otherwise dispose of any material portion of the assets or business of such party or any of their respective subsidiaries, or (y) that materially limits the freedom of action with respect to, or ability to retain, any of the businesses, services, or assets of such party or any of their respective subsidiaries, in order to be permitted by such governmental authority to consummate the Merger and the transactions contemplated by the Merger Agreement;

•	the parties to the Merger Agreement will cooperate and consult with each other in connection with the making of all such filings and notifications, including by providing copies of all relevant documents to the non-filing party and its advisors before filing and shall cooperate in determining whether any action by or filing with or approvals, consents, registrations, permits, authorizations and other confirmations are required in connection with the consummation of the Merger or the transactions contemplated by the Merger Agreement.

•	subject to certain exceptions, the Company and the Sellers’ Representative will consult with each other before issuing any press release, having any communication with the press (whether or not for attribution) or making any other public statement, or scheduling any press conference or conference call with investors or analysts, with respect to the Merger Agreement or the Merger and the transactions contemplated by the Merger Agreement and neither the Sellers, Oceanbulk Holdcos nor the Company shall issue any such press release or make any such other public statement (including statements to the employees of any of Oceanbulk or its subsidiaries or the Company, as the case may be, or any of their respective subsidiaries) or schedule any such press conference or conference call without the consent of the Company (in the case of the Sellers and the Oceanbulk Holdcos) or the Sellers’ Representative (in the case of the Company);

•

at and after the effective time of the Merger, each Surviving Company’s officers and directors will be authorized to execute and deliver, in the name and on behalf of the applicable Oceanbulk Holdcos or Merger Subs, any deeds, bills of sale, assignments or assurances, and to take and do, in the name and on behalf of the applicable Oceanbulk Holdcos or Merger Subs, any other actions and things to vest, perfect or confirm of record or otherwise any and all right, title and interest in, to and under any of the rights, properties or assets of the applicable Oceanbulk Holdco acquired or to be acquired by such Surviving Company as a result of, or in connection with, the Merger;

•	prior to the effective time of the Merger, the Sellers’ Representative (on behalf of the Sellers and Oceanbulk Holdcos) and the Company will promptly notify the other if, to its knowledge, (a) any written notice or other written communication is received from any person alleging that the consent of such person (or another person) is or may be required in connection with the Merger or the transactions contemplated by the Merger Agreement, (b) any written notice or other written communication is received from any governmental notice in connection with the Merger or the transactions contemplated by the Merger Agreement, (iii) any action, suit, claim, investigation or proceeding is commenced or, to the knowledge of Oceanbulk or the Company, as applicable, threatened against, relating to or involving or otherwise affecting Oceanbulk or its subsidiaries or the Company and any of its subsidiaries, as applicable, that, if pending on the date of the Merger Agreement, would have been required to have been disclosed pursuant to any section of the Merger Agreement, (iv) any inaccuracy of any representation or warranty contained in the Merger Agreement that would reasonably be expected to cause any closing conditions in the Merger Agreement not to be satisfied, (v) any failure of any party to the Merger Agreement to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement that would reasonably be expected to cause any closing conditions in the Merger Agreement not to be satisfied and (vi) any event occurs that has had a material adverse effect (as defined with respect to each of the Company and Oceanbulk below);

•	the Sellers, the Company, the Special Committee and the Board will grant any approvals and take any actions necessary with relation to any antitakeover statute or antitakeover provisions of their articles of incorporation, bylaws or other organizational documents so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable;

•	from and after the date of the Merger Agreement and the effective time of the Merger, each party to the Merger Agreement will use its reasonable best efforts to cause the Merger to qualify, and will not, without the prior written consent of the parties to the Merger Agreement, knowingly take any actions or cause any actions to be taken which could prevent the Merger from qualifying, as a reorganization under the provisions of Section 368(a) of the Code; and

•	they will cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the Merger and the transactions contemplated by the Merger Agreement, and will cooperate in attempting to minimize the amount of transfer taxes. From and after the effective time of the Merger, the Company will pay or cause to be paid all transfer taxes.

Conditions to the Completion of the Merger

The respective obligations of the parties to the Merger Agreement to effect the Merger are subject to the satisfaction of the following conditions:

•	the Transactions must have been duly adopted by the affirmative vote of the holders of a majority of the common shares present and voting at the Special Meeting to approve such Transactions;

•	no applicable law preventing or prohibiting the consummation of the Merger shall be in effect; and

•	the common shares included in the Merger Consideration and the Heron Consideration shall have been approved for listing on Nasdaq, subject to the completion of the Merger.

The obligations of the Sellers and Oceanbulk Holdcos to effect the Merger is subject to the satisfaction or waiver of the following conditions:

•	the representations and warranties of the Company that there has been no material adverse effect since December 31, 2013 shall be true and correct in all respects;

•	the representations and warranties of the Company with respect to organization, qualification and corporate power, authorization, and certain of the capitalization and subsidiaries representations and warranties being true and correct in all material respects as of the date of the closing of the Merger or such specified date as set forth in the representation and warranty (disregarding all materiality and material adverse effect qualifications therein);

•	certain other representations and warranties of the Company with respect to Capitalization and subsidiaries, the due authorization and valid issuance thereof, and the ownership of the equity interests of such subsidiaries by the Company being true and correct (except for de minimis exceptions) as of the date of the closing of the Merger or such specified date as set forth in the representation and warranty;

•	all other representations and warranties of the Company contained in the Merger Agreement being true and correct as of the date of the closing of the Merger or such specified date as set forth in the representation and warranty (disregarding all materiality and material adverse effect qualifications therein), except where the failure to be so true and accurate does not have a material adverse effect;

•	certain specified consents, authorizations, waivers, approvals, notices, expirations, filings and registrations shall have been obtained or made, as the case may be, in form and substance reasonably satisfactory to the Sellers’ Representative, on or prior to, and shall be in full force and effect on, the date of the closing of the Merger;

•	the Company and each Merger Sub having performed and complied with in all material respects all covenants and obligations required to be performed or complied with by them under the Merger Agreement at or prior to the date of the closing of the Merger;

•	since the date of the Merger Agreement through the date of the closing of the Merger, there shall not have occurred a material adverse effect with respect to the Company;

•	the Company shall have delivered to the Sellers’ Representative as of the date of the closing of the Merger an officer’s certificate, dated as of such date, executed by an officer of the Company to the effect that certain of the conditions set forth above have been satisfied;

•	the Sellers shall have received an opinion from Seward & Kissel LLP that the common shares when issued to the Sellers will be validly issued, fully paid, and non-assessable and a copy of the escrow agreement duly executed by JPMorgan Chase Bank, N.A., or any replacement thereof (the “Escrow Agent”), and the Company shall have delivered to the Sellers’ Representative the other items to be delivered by the Company pursuant to the Merger Agreement; and

•	the Company shall have delivered to the Sellers’ Representative as of the date of the closing of the Merger, a certificate, dated as of such date, executed by an executive officer of the Company, certifying as to the aggregate outstanding indebtedness for borrowed money and aggregate cash of the Company and its subsidiaries as of the date of the closing of the Merger (without giving effect to the Merger or the transactions contemplated by the Merger Agreement).

The obligations of the Company and the Merger Subs to effect the Merger is subject to the satisfaction or waiver of the following conditions:

•	the representations and warranties of the Sellers with respect to the Oceanbulk Holdcos, Oceanbulk and its subsidiaries that there has been no material adverse effect since December 31, 2013 shall be true and correct in all respects;

•

the representations and warranties of the Sellers with respect to themselves, and as to the Oceanbulk Holdcos, Oceanbulk and its subsidiaries, with respect to organization, qualification and limited liability company power, authorization, and certain of the capitalization and subsidiaries representations and warranties being true and correct in all material respects as of the date of the closing of the Merger or such specified date as set forth in the representation and warranty (disregarding all materiality and material adverse effect qualifications therein);

•	certain other representations and warranties of the Sellers with respect to capitalization being true and correct (except for de minimis exceptions) as of the date of the closing of the Merger or such specified date as set forth in the representation and warranty;

•	all other representations and warranties of the Sellers as to the Oceanbulk Holdcos, Oceanbulk and its subsidiaries being true and correct as of the date of the closing of the Merger or such specified date as set forth in the representation and warranty (disregarding all materiality and material adverse effect qualifications therein), except where the failure to be so true and accurate does not have a material adverse effect;

•	certain specified consents, authorizations, waivers, approvals, notices, expirations, filings and registrations shall have been obtained or made, as the case may be, in form and substance reasonably satisfactory to the Company, on or prior to, and shall be in full force and effect on, the date of the closing of the Merger;

•	each of the Sellers and the Oceanbulk Holdcos having performed and complied with in all material respects all covenants and obligations required to be performed by it under the Merger Agreement at or prior to the date of the closing of the Merger;

•	since the date of the Merger Agreement through the date of the closing of the Merger, there shall not have occurred a material adverse effect with respect to the Oceanbulk Holdcos, Oceanbulk or its subsidiaries;

•	the Sellers’ Representative shall have delivered to the Company the items to be executed by the Sellers pursuant to the Merger Agreement, and the Company shall have received a copy of the escrow agreement duly executed by the Escrow Agent;

•	the Sellers’ Representative shall have delivered to the Company as of the date of the closing of the Merger an officer’s certificate, dated as of such date, executed by an officer of the Sellers’ Representative to the effect that certain of the conditions set forth above have been satisfied; and

•	the Sellers’ Representative shall have delivered to the Company as of the date of the closing of the Merger, a certificate, dated as of such date, executed by an executive officer of Sellers’ Representative, certifying as to (i) the aggregate outstanding indebtedness for borrowed money, and the aggregate cash and cash equivalents, of the Oceanbulk Holdcos, Oceanbulk and its subsidiaries as of the date of the closing of the Merger (without giving effect to the Merger or the transactions contemplated by the Merger Agreement), and (ii) the aggregate outstanding indebtedness for borrowed money (including the specific amount of core and non-core indebtedness for borrowed money outstanding under the Heron Facility Agreement) of the Heron JV as of the date of the closing of the Merger (without giving effect to the Merger or the transactions contemplated by the Merger Agreement).

No party to the Merger Agreement may rely, either as a basis for not consummating the Merger or for terminating the Merger Agreement and abandoning the Merger, on the failure of any condition set forth above to be satisfied if such failure was caused by such party’s breach of any provision of the Merger Agreement or failure to use its reasonable best efforts to consummate the Merger and the other transactions contemplated by the Agreement.

Termination

The Merger Agreement may be terminated prior to the effective date of the Merger (notwithstanding the receipt of the approval of the Transactions from the Company’s stockholders), by mutual written agreement of the Company (acting upon the direction of the Special Committee) and the Sellers’ Representative.

In addition, the Company (acting upon the direction of the Special Committee) or the Sellers’ Representative may terminate the Merger Agreement at any time before the effective time of the Merger, (notwithstanding the receipt of the approval of the Transactions from the Company’s stockholders), by written notice to the other party, if:

•	the Merger has not been consummated on or before July 31, 2014 (the “End Date”); provided, that if the parties have not obtained by such date all consents, authorizations, waivers, approvals, notices, expirations, filings and registrations that are conditions to closing of either party under the Merger Agreement, but all other conditions to closing are satisfied or capable of being satisfied by such date, then the Company or the Sellers’ Representative may elect, by written notice to the other party, to extend the End Date to August 25, 2014. However, such right to terminate the Merger Agreement or extend the End Date will not be available to a party whose breach of the Merger Agreement (including failure to use reasonable best efforts to obtain such consents, authorizations, waivers, approvals, notices, expirations, filings and registrations) has materially contributed to or resulted in the failure to consummate the Merger on or prior to the End Date;

•	the approval of the Transactions shall not have been obtained after a vote of the Company’s stockholders has been taken and completed at the duly convened Special Meeting or at any adjournment or postponement thereof; or

•	there is any applicable law or order that prohibits the Oceanbulk Holdcos, the Company, or the Merger Subs from consummating the Merger and such prohibition shall have become final and nonappealable.

At any time before the effective time of the Merger, the Sellers’ Representative may terminate the Merger Agreement if the Company and Merger Subs shall have breached or failed to perform any of its covenants or obligations set forth in the Merger Agreement, if any representation or warranty of the Company and Merger Sub shall have become untrue, in each case which breach or failure to perform or to be true, individually or in the aggregate has resulted or would reasonably be expected to result in a failure of certain of the Sellers’ and the Oceanbulk Holdcos’ conditions to closing with respect to the Company’s representations, warranties and covenants and such breach or failure by the Company cannot be or, to the extent curable by the Company or Merger Subs, has not been cured by the earlier of (1) the End Date and (2) twenty (20) days after the giving of written notice to the Company of such breach or failure; provided, that the Sellers’ Representative will not be entitled to terminate the Merger Agreement pursuant to the foregoing if any Seller or Oceanbulk Holdco is in breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, which breach would result in the failure of certain of the Company’s conditions to closing with respect to Seller’s and the Oceanbulk Holdcos’ representations, warranties and covenants.

At any time before the effective time of the Merger, the Company may terminate the Merger Agreement, if any of the Oceanbulk Holdcos or Sellers shall have breached or failed to perform any of its covenants or obligations set forth in the Merger Agreement, if any representation or warranty of any of the Oceanbulk Holdcos or Sellers has become untrue, in each case which breach or failure to perform or to be true, individually or in the aggregate has resulted or would reasonably be expected to result in a failure of certain of the Company’s conditions to closing with respect to Seller’s and the Oceanbulk Holdcos’ representations, warranties and covenants set and such breach or failure cannot be or, to the extent curable by the Oceanbulk Holdcos or Sellers, has not been cured by the earlier of (1) the End Date and (2) twenty (20) days after the giving of written notice to the Sellers’ Representative of such breach or failure; provided, that the Company will not be entitled to terminate the Merger Agreement pursuant to the foregoing if the Company or either Merger Sub is in breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement which would result in the failure of certain of the Sellers’ and the Oceanbulk Holdcos’ conditions to closing with respect to the Company’s and the Merger Subs’ representations, warranties and covenants.

The party desiring to terminate the Merger Agreement pursuant to the foregoing (other than pursuant to the first paragraph of this section entitled “Termination”) shall give written notice of such termination to the other parties to the Merger Agreement.

Termination Fee

If (A) the Merger Agreement is terminated (x) by the Company or the Sellers’ Representative due to the fact that the approval of the Transactions by the Company’s stockholders was not obtained after a vote of the Company’s stockholders at the duly convened Special Meeting or at any adjournment or postponement thereof (or is terminated if the Effective Time has not occurred on or prior to the End Date at a time when the Merger Agreement could have been terminated as a result of such approval not having been obtained), (y) by the Sellers’ Representative due to the Company’s or any Merger Sub’s breach or failure to perform any of its covenants or obligations set forth in the Merger Agreement, or if any representation or warranty of the Company or Merger Subs has become untrue, in each case which breach or failure to perform or to be true, individually or in the aggregate, has resulted or would reasonably be expected to result in a failure of certain of the Sellers’ and the Oceanbulk Holdcos’ conditions to closing with respect to the Company’s representations, warranties and covenants (subject to certain exceptions), or (z) by the Company due to the effective time of the Merger having not occurred by the End Date, the approval of the Transactions by the Company’s stockholders by the Company’s stockholders having not been obtained after a vote of the Company’s stockholders at the duly convened Special Meeting or at any adjournment or postponement thereof, or the existence of an applicable law or order that prohibits the Oceanbulk Holdcos, the Company, or the Merger Subs from consummating the Merger and such prohibition has become final and nonappealable, in each case, at a time when the Merger Agreement could have been terminated by the Sellers’ Representative in accordance with clause (y) above, (B) prior to the Special Meeting, an Acquisition Proposal (as defined in the Merger Agreement and as modified for this purpose pursuant to Section 12.4 of the Merger Agreement) is made to the Company and disclosed to its stockholders, and (C) prior to the nine month anniversary of the date of termination of the Merger Agreement, the Company consummates or enters into a definitive agreement with respect to any Acquisition Proposal, the Company will be required under the Merger Agreement to pay to the Sellers’ Representative (for the benefit of the Sellers) a termination fee of $8,000,000 in immediately available funds within two business days after the occurrence of the last of the events described in clauses (A), (B), and (C).

Indemnification

The representations and warranties contained in the Merger Agreement and in any certificate or other writing delivered pursuant to the Merger Agreement will not survive the closing of the Merger, except that each of (i) the representations and warranties of the Sellers with respect to such Sellers’ organization, existence and good standing, power and authority, enforceability of the Merger Agreement, and title to units of the Oceanbulk Holdcos (the “Seller Fundamental Representations”) and (ii) each of (x) the representations and warranties of the Sellers in respect of the Oceanbulk Holdcos, Oceanbulk and its subsidiaries as to organization, qualification and limited liability company power, authorization, capitalization, subsidiaries, borrowed indebtedness and cash, fees and commissions in connection with the Merger Agreement and the assets and liabilities of the Oceanbulk Holdcos (the “Oceanbulk Fundamental Representations”) and (y) the representations and warranties of the Company with respect to organization, qualification and corporate power, authorization, fees and commissions in connection with the Merger Agreement, capitalization, subsidiaries, and borrowed indebtedness and cash (the “Parent Fundamental Representations”), will survive for twelve (12) months after the closing of the Merger (the “Survival Date”). Each of the covenants and agreements set forth in the Merger Agreement to be performed on or prior to the closing of the Merger will survive until the Survival Date; provided, that the covenants and agreements contained in the Merger Agreement requiring performance after the closing of the Merger will survive the closing of the Merger in accordance with their terms. Notwithstanding the foregoing, if a valid notice of claim for indemnification relating to a breach of a Seller Fundamental Representation, an Oceanbulk Fundamental Representation, a Parent Fundamental Representation or a covenant or agreement has been delivered in accordance with the relevant provisions of the Merger Agreement on or prior to the Survival Date or such other applicable survival expiration date, the claims specifically set forth in such notice will survive until such time as such claim is finally resolved.

Subject to the limitations set forth in the Merger Agreement, from and after the closing, each of the Sellers will severally (and not jointly or jointly and severally), and, in the case of any Oceanbulk Fundamental Representations, (x) solely with respect to the Oceanbulk Holdco previously owned by it and (y) with respect to

Oceanbulk or any if its subsidiaries, pro rata, indemnify, save, and keep the Company, its affiliates (including Oceanbulk and its subsidiaries) and each of their respective officers, directors, managers, partners, members, agents, representatives, successors, assigns and employees harmless against and from all damages sustained or incurred by any such indemnified persons as a result of, or arising out of, (i) the breach or inaccuracy of any of such Seller’s Seller Fundamental Representations as of the date of the closing of the Merger (or, to the extent any such representation and warranty by its terms addresses matters only as of another specified time, as of such other time), (ii) any breach of any covenant or agreement made by such Seller under the Merger Agreement (subject to certain exceptions), (iii) prior to the date of the Closing of the Merger of any covenant or agreement by an Oceanbulk Holdco under the Merger Agreement (iv) the breach or inaccuracy of, as of the date of the closing of the Merger (or, to the extent any such representation and warranty by its terms addresses matters only as of another specified time, as of such other time) any of the Oceanbulk Fundamental Representations or (v) certain specified liabilities and obligations relating to the Heron JV. The calculation of damages shall take into account the interests held by the Sellers and their respective affiliates in the Company.

From and after the closing of the Merger, the Company will indemnify, save, and keep each of the Sellers and their respective affiliates and each of their respective officers, directors, managers, partners, members, agents, representatives, successors, assigns and employees harmless against and from all damages sustained or incurred by any such indemnified person as a result of, or arising out of, (i) the breach or inaccuracy of, as of the date of the closing of the Merger (or, to the extent any such representation and warranty by its terms addresses matters only as of another specified time, as of such other time) any of the Parent Fundamental Representations, (ii) any breach of any covenant or agreement made by the Company or either Merger Sub under the Merger Agreement (subject to certain exceptions), or (ii) any breach following the date of the closing of the Merger of any covenant or agreement made by an Oceanbulk Holdco under the Merger Agreement.

Under no circumstances shall any indemnified person be entitled to be indemnified for special, consequential (including diminution in value, lost profits, lost revenues, business interruptions, or loss of business opportunity or reputation), indirect, multiple, punitive or other similar damages, except as finally awarded by a court of competent jurisdiction and actually paid to a third party pursuant to a third party claim. Following the closing of the Merger, the Special Committee will have the authority to institute and prosecute any action on behalf of the Company the indemnified persons with respect to the Company to enforce the terms of the Merger Agreement, and on behalf of the Company to defend any claim for indemnification against the Company under the Merger Agreement, and in connection therewith, the Special Committee will have the authority to retain such counsel (which may include current outside legal counsel to the Company) and other advisors at the expense of the Company as reasonably determined appropriate by the Special Committee. In the event that following the closing of the Merger no members of the Special Committee remain for any reason, the directors of the Board that are not nominees or designees of the Oaktree Seller or their respective affiliates will designate one or more persons who will not be an affiliate, stockholder, member, manager or employee of a Seller, the Company or any of its subsidiaries to fill such vacancies and each such person shall be appointed as a member of the Special Committee.

Except with respect to fraud and parties’ rights to specific performance as set forth in the Merger Agreement, the indemnification provisions set forth in the Merger Agreement will be the sole and exclusive remedy of the parties to the Merger Agreement following the closing of the Merger for any and all breaches or alleged breaches of any representations, warranties, covenants or agreements (whether written or oral) of the parties and for any and all other claims arising under, out of or related to the Merger Agreement, the negotiation or execution thereof, or the Merger and the transactions contemplated by the Merger Agreement.

Specific Performance

The parties to the Merger Agreement agreed that irreparable damage would occur if any provision of the Merger Agreement were not performed in accordance with the terms thereof, that monetary damages may not be adequate compensation for any loss incurred in connection therewith and that the parties thereto shall be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement or to enforce specifically the performance of the terms and provisions thereof in any federal court located in the State of New York or any New York state court, in addition to any other remedy to which they are entitled at law or in equity, and the parties to this Agreement waived any requirement for the posting of any bond or similar collateral in connection therewith. The parties to the Merger Agreement agreed to waive in any action for specific performance of any such obligation (other than in connection with any action for temporary restraining order) the defense that a remedy at law would be adequate.

Amendments and Waivers

Any provision of the Merger Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to the Merger Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that (i) any such amendment on behalf of the Company or the Merger Subs shall require the approval of a majority of the Special Committee and (ii) after approval of the Transactions by the Company’s stockholders has been obtained, there will be no amendment or waiver that would require the further approval of such stockholders under the MIBCA unless such amendment is subject to stockholder approval.

No waiver shall be construed as a waiver of any subsequent breach or failure of the same term or condition, or a waiver of any other term or condition of the Merger Agreement. No failure or delay by any party in exercising any right, power or privilege under the Merger Agreement will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as set forth above in the section entitled “Indemnification,” the rights and remedies provided under the Merger Agreement will be cumulative and not exclusive of any rights or remedies provided by applicable law.

Governing Law and Venue; Waiver of Jury Trial

The parties have agreed that the Merger Agreement will be deemed to be made in and in all respects will be interpreted, construed and governed by and in accordance with the laws of the State of New York, without giving effect to any choice of Law or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of New York, except to the extent that the law of the Marshall Islands is mandatorily applicable to the Merger. Each of the parties to the Merger Agreement consented to the jurisdiction of any state or federal court sitting in Manhattan in New York City or in the federal Southern District in the State of New York and any appellate court therefrom located in New York, New York and irrevocably agreed that all actions or proceedings relating to the Merger Agreement, the Merger or the other transactions contemplated by the Merger Agreement may be litigated in such courts. Each party to the Merger Agreement has further irrevocably waived any and all right to trial by jury in any legal proceeding arising out of or related to the Merger Agreement or the transactions contemplated by thereby.

Sellers’ Representative

By virtue of the adoption of the Merger Agreement, the Sellers’ Representative is authorized, directed and appointed to act as sole and exclusive agent, attorney-in-fact and representative of the Sellers, with full power of substitution with respect to all matters under the Merger Agreement. The Sellers’ Representative will have the sole and exclusive right on behalf of any Sellers to take any action or provide any waiver, or receive any notice with respect to any claims for indemnification under the Merger Agreement and to settle any claim or controversy arising with respect thereto. Any such actions taken, exercises of rights, power or authority, and any decision or determination made by the Sellers’ Representative consistent therewith, will be absolutely and irrevocably binding on each Seller as if such person personally had taken such action, exercised such rights, power or authority or made such decision or determination in such person’s individual capacity, and no such person shall have the right to object, dissent, protest or otherwise contest the same.

For all purposes of the Merger Agreement, the Company, the Special Committee and the Board will be entitled to rely conclusively on the instructions and decisions of the Sellers’ Representative as to the settlement of any claims for indemnification by the Company or any indemnified person with respect to the Company pursuant to the indemnification provisions of the Merger Agreement or any other actions required or permitted to be taken by the Sellers’ Representative thereunder or in connection with the Merger and other matters contemplated thereby. The Company agreed that the Sellers’ Representative will not, in its capacity as such, have any liability to the Company, the Merger Subs or the Surviving Companies with respect to its actions, decisions or determinations.

Waiver of Conflicts

Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Sellers Counsel”) has acted as legal counsel to the Sellers and their respective affiliates prior to the closing of the Merger in connection with the transactions contemplated by the Merger Agreement. The parties to the Merger Agreement agreed that (a) neither the Company nor any of the Oceanbulk Holdcos, Oceanbulk or its subsidiaries will seek to have any Sellers Counsel disqualified from representing the Sellers or their affiliates in any dispute that may arise between any of the Oceanbulk Holdcos, Oceanbulk or its subsidiaries or their affiliates formerly represented by Sellers Counsel, on the one hand, and Sellers or their affiliates (or any equityholder of the Sellers), on the other hand, based upon, arising out of or related to the Merger Agreement or any of the transactions contemplated by the Merger Agreement in whole or in part and (b) in connection with any dispute that may arise between any of the Oceanbulk Holdcos, Oceanbulk or its subsidiaries or their affiliates formerly represented by Sellers Counsel, on the one hand, and Sellers or their affiliates (or any other equityholder of the Sellers), on the other hand, Sellers and their affiliates shall have the right to decide whether or not to waive any attorney-client privilege that may apply to any communications between any of the Oceanbulk Holdcos, Oceanbulk or its subsidiaries or their affiliates formerly represented by Sellers Counsel or Seller and its affiliates, on the one hand, and any Sellers Counsel, on the other hand, that occurred on or prior to the closing of the Merger, provided that the foregoing shall not extend to any communication or file not involving the negotiation, documentation and consummation of the Merger and the transactions contemplated by the Merger Agreement or the matters contemplated thereby.

Non-Recourse

Except as otherwise set forth in any related agreements (and then only with respect to the entities expressly named as parties therein and then only with respect to the specific obligations of such party set forth therein), (i) the Merger Agreement may be enforced only against the entities that are expressly named as parties to the Merger Agreement and then only with respect to the specific obligations set forth therein with respect to such party and (ii) with respect to each party, no past, present or future director, officer, employee, incorporator, member, partner, stockholder, agent, attorney, advisor, lender or representative or affiliate of such named party will have any liability for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of such named party or for any litigation, action, suit, hearing, proceeding, arbitration, audit, inspection or other investigation or claim based on, arising out of, or related to the Merger Agreement or the Merger and the transactions contemplated by the Merger Agreement.

OAKTREE SHAREHOLDERS AGREEMENT

The following is a summary of the material terms of the Oaktree Shareholders Agreement. The description may not contain all of the information that may be important to you and is qualified in its entirety by reference to the Oaktree Shareholders Agreement, which is included as Annex B to this document. The Company urges you to read the entire Oaktree Shareholders Agreement carefully.

General

The Oaktree Shareholders Agreement, which will take effect upon the closing of the Merger, governs the ownership interest of Oaktree and its affiliated investment funds that own Common Shares as of the closing of the Merger (and any Affiliates (as defined below) of the foregoing persons that become Oaktree Shareholders pursuant to a transfer or other acquisition of Equity Securities (as defined below) of the Company in accordance with the terms of the Stockholders Agreement, collectively, the “Oaktree Shareholders”) in Star Bulk following consummation of the Merger. Based upon the number of shares of Star Bulk outstanding as of the date of this proxy statement, the Oaktree Shareholders will beneficially own approximately 61.3% of the Common Shares of Star Bulk immediately after the closing of the Merger.

Board Representation

On and after the closing of the Merger, the Company and the Board shall increase the size of the Board from six directors (“Directors”) to nine Directors and appoint each of Rajath Shourie, Emily Stephens, and Renee Kemp as a Director whose term will expire at the first, second and third annual meeting of the Stockholders following the date hereof, respectively.

The Oaktree Shareholders will be entitled to nominate four (but in no event more than four) Directors (each such nominee, including the persons designated at the closing of the Merger as described in the preceding paragraph the “Oaktree Designees”) to the Board for so long as the Oaktree Shareholders and their Affiliates in the aggregate beneficially own (for purposes of the Oaktree Shareholders Agreement and this summary, as such term is defined in Rule 13d-3 under the Exchange Act) 40% or more of the outstanding Voting Securities (as defined below) of the Company. During any period the Oaktree Shareholders are entitled to nominate four Directors pursuant to the Oaktree Shareholders Agreement: (i) if Mr. Petros Pappas is then serving as Chief Executive Officer of the Company and as a Director, then the Oaktree Shareholders shall be entitled to nominate only three Directors and Mr. Petros Pappas shall automatically be deemed to be the fourth Oaktree Designee for purposes of such board designation and nomination rights and (ii) at least one of the Oaktree Designees shall not be a citizen or resident of the United States solely to the extent that (x) at least one of the nominees to the Board (other than the Oaktree Designees) is a United States citizen or resident and (y) as a result, the Company would not qualify as a “foreign private issuer” under Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act if such Oaktree Designee is a citizen or resident of the United States.

The Oaktree Shareholders will be entitled to nominate three Directors, two Directors and one Director to the Board for so long as the Oaktree Shareholders and their Affiliates beneficially own 25% or more, but less than 40% of the outstanding Voting Securities, own 15% or more, but less than 25% of the outstanding Voting Securities and own 5% or more, but less than 15% of the outstanding Voting Securities of the Company, respectively.

The Company shall establish and maintain an audit committee (the “Audit Committee”), a compensation committee (the “Compensation Committee”) and a nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”), as well as such other Board committees as the Board deems appropriate from time to time or as may be required by applicable law or the rules of NASDAQ (or other stock exchange or securities market on which the Common Shares are at any time listed or quoted). The committees shall have such duties and responsibilities as are customary for such committees, subject to the provisions of the Oaktree Shareholders Agreement, and shall be composed as follows:

The Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee shall consist of at least three Directors, with the number of members determined by the Board; provided, however, that for so long as the Oaktree Shareholders and their Affiliates in the aggregate beneficially own 15% or more of the outstanding Voting Securities of the Company, the Compensation Committee and the Nominating and Corporate Governance Committee shall consist of three members each, and the Oaktree Shareholders shall be entitled to include one Oaktree Designee on each such Committee.

The Board shall appoint individuals selected by the Nominating and Corporate Governance Committee to fill the positions on the committees of the Board that are not required to be filled by Oaktree Designees.

Directors shall serve until their resignation or removal or until their successors are nominated and appointed or elected; provided, that if the number of Directors that the Oaktree Shareholders are entitled to nominate pursuant to the Oaktree Shareholder Agreement is reduced by one or more Directors, then the Oaktree Shareholders shall, within 5 business days, cause such number of Oaktree Designees then serving on the Board to resign from the Board as is necessary so that the remaining number of Oaktree Designees then serving on the Board is less than or equal to the number of Directors that the Oaktree Shareholders are then entitled to nominate. However, no such resignation will be required if a majority of the Directors then in office (other than the Oaktree Designees) provides written notification to the Oaktree Shareholders within such 5 business day period that such resignation shall not be required.

If any Oaktree Designee serving as a Director dies or is unwilling or unable to serve as such or is otherwise removed or resigns from office, then the Oaktree Shareholders shall promptly nominate a successor to such Director (to the extent they are still entitled to pursuant to the Oaktree Shareholder Agreement). The Company shall take all actions necessary in order to ensure that such successor is appointed or elected to the Board as promptly as practicable. If the Oaktree Shareholders are not entitled to nominate any vacant Director position(s), the Company and the Board shall fill such vacant Director position(s) with an individual(s) selected by the Nominating and Corporate Governance Committee.

Voting

Except with respect to any Excluded Matter (as defined below), at any meeting of the Company’s stockholders, Oaktree Shareholders shall (and shall cause their Affiliates to) vote, or cause to be voted, or exercise their rights to consent (or cause their rights to consent to be exercised) with respect to, all Voting Securities of the Company beneficially owned by them (and which are entitled to vote on such matter) in excess of the Voting Cap as of the record date for the determination of stockholders of the Company entitled to vote or consent to such matter, with respect to each matter on which stockholders of the Company are entitled to vote or consent, in the same proportion (for or against) as the Voting Securities of the Company that are owned by stockholders (other than an Oaktree Shareholder, any of their Affiliates or any Group (for purposes of the Oaktree Shareholders Agreement and this summary, as such term is defined in Section 13(d)(3) of the Exchange Act), which includes any of the foregoing) are voted or consents are given with respect to each such matter.

In any election of directors to the Board, except with respect to an election of Directors to the Board where one or more members of the slate of nominees put forward by the Nominating and Corporate Governance Committee is being opposed by one or more competing nominees (a “Contested Election”), the Oaktree Shareholders shall (and shall cause their Affiliates to) vote, or cause to be voted, or exercise their rights to consent (or cause their rights to consent to be exercised) with respect to, all shares of the Company beneficially owned by them (and which are entitled to vote on such matter) in favor of the slate of nominees approved by the Nominating and Corporate Governance Committee.

In the case of a Contested Election, Oaktree Shareholders shall (and shall cause their Affiliates to) vote, or cause to be voted, or exercise their rights to consent (or cause their rights to consent to be exercised) with respect to, all shares beneficially owned by them in excess of the Voting Cap in the same proportion (for or against) as all other shares of the Company that are owned by stockholders of the Company (other than the Oaktree Shareholders, any of their Affiliates or any Group which includes any of the foregoing) are voted or consents are given with respect to such Contested Election.

For so long as the Oaktree Shareholders and their affiliates in the aggregate beneficially own at least 33% of the outstanding Voting Securities of the Company, without the prior written consent of Oaktree, the Company and the Board shall not, directly or indirectly (whether by merger, consolidation or otherwise), (i) issue Preferred Stock or any other class or series of Equity Interests of the Company that ranks senior to the shares as to dividend distributions and/or distributions upon the liquidation, winding up or dissolution of the Company or any other circumstances, (ii) issue Equity Securities to a person or Group, if, after giving effect to such transaction, such issuance would result in such Person or Group beneficially owning more than 20% of the outstanding Equity Securities of the Company (except that the Company and the Board shall have the right to issue Equity Securities in connection with a merger or other business combination transaction with the consent of the Oaktree Shareholders), or (iii) issue any Equity Securities of any subsidiary of the Company (other than to the Company or a wholly-owned subsidiary of the Company); or (iv) terminate the Chief Executive Officer or any other officer of the Company set forth in the Oaktree Shareholders Agreement at any time during the 18 months following the closing date, except if such termination is for Cause (as defined in the Company’s 2014 Equity Incentive Plan).

During the 18 months after the closing of the Merger, for so long as the Oaktree Shareholders and their affiliates in the aggregate beneficially own at least 33% of the outstanding Voting Securities of the Company, the affirmative approval of at least seven Directors shall be required to appoint any replacement Chief Executive Officer of the Company.

Standstill Restrictions

For so long as the Oaktree Shareholders and their Affiliates in the aggregate beneficially own at least 10% of the outstanding Voting Securities of the Company, the Oaktree Shareholders and their Affiliates shall not, directly or indirectly, acquire (i) the beneficial ownership of any additional Voting Securities of the Company, (ii) the beneficial ownership of any other Equity Securities of the Company that derive their value from any Voting Securities of the Company or (iii) any rights, options or other derivative securities or contracts or instruments to acquire such beneficial ownership that derive their value from such Voting Securities or other Equity Securities, in each case of clauses (i), (ii) and (iii), if, immediately after giving effect to any such acquisition, Oaktree Shareholders and their Affiliates would beneficially own in the aggregate more than a percentage of the outstanding Voting Securities of the Company equal to (A) the Oaktree Shareholders’ ownership percentage of the Voting Securities of the Company immediately after the closing of the Merger plus (B) 2.5%.

The foregoing restrictions shall not apply to participate by the Oaktree Shareholders or their Affiliates in: (i) pro rata primary offerings of Equity Securities of the Company based on number of outstanding Voting Securities held or (ii) acquisitions of Equity Securities of the Company that have received Disinterested Director Approval (as defined below).

For so long as the Oaktree Shareholders and their Affiliates in the aggregate beneficially own at least 10% of the Voting Securities of the Company, unless specifically invited in writing by the Board (with Disinterested Director Approval), neither Oaktree nor any of their Affiliates shall in any manner, directly or indirectly, (i) enter into any tender or exchange offer, merger, acquisition transaction or other business combination or any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction involving the Company, (ii) make, or in any way participate in, directly or indirectly, any “solicitation” of “proxies,” “consents” or “authorizations” (as such terms are used in the proxy rules of the SEC promulgated under the Exchange Act) to vote, or seek to influence any person other than the Oaktree Shareholders with respect to the voting of, any Voting Securities of the Company (other than with respect to the nomination of the Oaktree Designees and any other nominees proposed by the Nominating and Corporate Governance Committee), (iii) otherwise act, alone or in concert with third parties, to seek to control or influence the management, Board or policies of the Company or any of its Subsidiaries (other than with respect to the nomination of the Oaktree Designees and any other nominees proposed by the Nominating and Corporate Governance Committee), or (iv) enter into any negotiations, arrangements or understandings with any third party with respect to any of the foregoing activities.

However, if (i) the Company publicly announces its intent to pursue a tender offer, merger, sale of all or substantially all of the Company’s assets or any similar transaction, which in each such case would result in a Change of Control Transaction, or any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction involving the Company and its subsidiaries, taken as a whole, then the Oaktree Shareholders are permitted to privately make an offer or proposal to the Board and (ii) if the Board approves, recommends or accepts a buyout transaction with an Unaffiliated Buyer, the restrictions of the Oaktree Shareholders’ participation in such transaction shall cease to apply, except that any such actions must be discontinued upon the termination or abandonment of the applicable buyout transaction (unless the Board determines otherwise with Disinterested Director Approval).

Limitations on Transfer; No Control Premium

For so long as Oaktree and their Affiliates in the aggregate beneficially own at least 10% of the Voting Securities of the Company, the Oaktree Shareholders and their Affiliates shall not sell any of their Common Shares to a person or group that, after giving effect to such transaction, would hold more than 20% of the outstanding Equity Securities of the Company. Notwithstanding the foregoing, the Oaktree and their Affiliates may sell their shares in the Company to any person or Group pursuant to:

•	sales that have received Disinterested Director Approval;

•	a tender offer or exchange offer, by an Unaffiliated Buyer, that is made to all stockholders of the Company, so long as such offer would not result in a Change of Control Transaction, unless the consummation of such Change of Control Transaction has received Disinterested Director Approval;

•	transfers to an Affiliate of the Oaktree Shareholders that is an investment fund or managed account in accordance with the Oaktree Shareholders Agreement; and

•	sales in the open market (including sales conducted by a third-party underwriter, initial purchaser or broker-dealer) in which the Oaktree Shareholder or their Affiliates do not know (and would not in the exercise of reasonable commercial efforts be able to determine) the identity of the purchaser.

For so long as the Oaktree Shareholders and their Affiliates in the aggregate beneficially own at least 10% of the Voting Securities of the Company, neither the Oaktree Shareholders nor any of their Affiliates shall sell or otherwise dispose of any of their Common Shares in any Change of Control Transaction unless the other stockholders of the Company are entitled to receive the same consideration per Common Share (with respect to the form of consideration and price), and at substantially the same time, as the Oaktree Shareholders or their Affiliates with respect to their Common Shares in such transaction.

Other Agreements

For so long as the Oaktree Shareholders are entitled to nominate at least one Director, all transactions involving the Oaktree Shareholders or their Affiliates, on the one hand, and the Company or its subsidiaries, on the other hand, shall require Disinterested Director Approval; provided, that Disinterested Director Approval shall not be required for (a) pro rata participation in primary offerings of Equity Securities of the Company based on number of outstanding Voting Securities held, (b) arms-length ordinary course business transactions of not more than $5 million in the aggregate per year with portfolio companies of the Oaktree Shareholders or investment funds or accounts Affiliated with the Oaktree Shareholders or (c) the transactions expressly required or expressly permitted under the Merger Agreement relating to the Heron JV, the Registration Rights Agreement and the Oaktree Shareholders Agreement.

The Company has also agreed to waive (on behalf of itself and its subsidiaries) the application of the doctrine of corporate opportunity, or any other analogous doctrine, with respect to the Company and its subsidiaries, to the Oaktree Designees, to any of the Oaktree Shareholders or to any of the respective Affiliates of the Oaktree Designees or any of the Oaktree Shareholders. None of the Oaktree Designees, any Oaktree Shareholder or any of their respective Affiliates shall have any obligation to refrain from (i) engaging in the same or similar activities or lines of business as the Company or any of its subsidiaries or developing or marketing any products or services that compete, directly or indirectly, with those of the Company or any of its subsidiaries, (ii) investing or owning any interest publicly or privately in, or developing a business relationship with, any Person engaged in the same or similar activities or lines of business as, or otherwise in competition with, the Company or any of its subsidiaries or (iii) doing business with any client or customer of the Company or any of its subsidiaries (each of the activities referred to in clauses (i), (ii) and (iii), a “Specified Activity”). The Company (on behalf of itself and its subsidiaries) has agreed to renounce any interest or expectancy in, or in being offered an opportunity to participate in, any Specified Activity that may be presented to or become known to any Oaktree Shareholder or any of its Affiliates. However, if and to the extent that from time to time after the closing of the Merger Mr. Petros Pappas may be considered an Affiliate of any Oaktree Shareholder, the foregoing waivers shall not apply to Mr. Petros Pappas, and any provisions governing corporate opportunities set forth in the Pappas Shareholders Agreement with respect to Mr. Petros Pappas and/or any employment or services agreement between the Company and Mr. Petros Pappas shall control.

Certain Exclusions

The restrictions described in “Voting,” “Standstill Restrictions” and “ Limitations on Transfer; No Control Premium” of this summary shall not apply to portfolio companies of the Oaktree Shareholders or their Affiliates unless Oaktree Capital Management, L.P. (or its successor) possesses at least 50% of the voting power of such portfolio companies or an action of such portfolio company is taken at the express request or direction of, or in coordination with, an Oaktree Shareholder or its affiliate investment funds.

The Company has agreed to acknowledge that the Oaktree Shareholders have made investments and entered into business arrangements with Mr. Petros Pappas, his immediate family, the members of Millennia (immediately prior to the Merger) or their respective Affiliates (collectively, the “Pappas Investors”) outside of the Oceanbulk Companies, and may from time to time enter into certain agreements with respect to the holding and/or disposition of Equity Securities of the Company. For purposes of the Oaktree Shareholders Agreement, these arrangements and potential future agreements between the Oaktree Shareholders or their Affiliates, on the one hand, and the Pappas Investors, on the other hand, shall not cause (i) any Oaktree Shareholder to be deemed to be an Affiliate of, or constitute a group or beneficially own any Equity Securities of the Company beneficially owned by, the Pappas Investors, or (ii) the Equity Securities of the Company held by the Pappas Investors to be deemed to be subject to the provisions of the Oaktree Shareholders Agreement.

Certain Definitions

For purposes of the foregoing provisions, the following definitions shall apply:

“Affiliate” means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where “control” for purposes of this definition means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor or otherwise.

“Change of Control Transaction” means (a) any acquisition, in one or more related transactions, by any Person or Group, whether by transfer of Equity Securities, merger, consolidation, amalgamation, recapitalization or equity sale (including a sale of securities by the Company) or otherwise, which has the effect of the direct or indirect acquisition by such Person or Group of the Majority Voting Power in the Company; or (b) any acquisition by any Person or Group directly or indirectly, in one or more related transactions, of all or substantially all of the consolidated assets of the Company and its subsidiaries (which may include, for the avoidance of doubt, the sale or issuance of Equity Securities of one or more subsidiaries of the Company).

“Common Shares” means the shares of common stock, par value $0.01 per share, of the Company, or any other capital stock of the Company or any other Person into which such stock is reclassified or reconstituted (whether by merger, consolidation or otherwise) (as adjusted for any stock splits, stock dividends, subdivisions, recapitalizations and the like).

“Disinterested Director Approval” means, with respect to any transaction or conduct requiring such approval pursuant to this Agreement, the approval of a majority of the Disinterested Directors with respect to such transaction or conduct (and the quorum requirements set forth in the charter or bylaws of the Company shall be reduced to exclude any Directors that are not Disinterested Directors for purposes of such approval).

“Disinterested Directors” means any Directors who (a) are not Oaktree Designees and (b) do not have any material business, financial or familial relationship with a party (other than the Company or its subsidiaries) to the transaction or conduct that is the subject of the approval being sought. Notwithstanding the foregoing, Petros Pappas shall not constitute an Oaktree Designee (other than for purposes of the election of directors, the standstill obligations and the transfer limitations applicable to the Oaktree Shareholders and their Affiliates), and the existing agreements and potential future arrangements with respect to the holding and/or disposition of Equity Securities between the Pappas Investors and the Oaktree Shareholders shall not disqualify Petros Pappas or other Pappas Investors from constituting a Disinterested Director for purposes of this Agreement (with certain exceptions).

“Equity Securities” means, with respect to any entity, all forms of equity securities in such entity or any successor of such entity (however designated, whether voting or non-voting), all securities convertible into or exchangeable or exercisable for such equity securities, and all warrants, options or other rights to purchase or acquire from such entity or any successor of such entity, such equity securities, or securities convertible into or exchangeable or exercisable for such equity securities, including, with respect to the Company, the Common Shares and Preferred Shares.

“Excluded Matter” includes each of the following:

(a) any vote of the Stockholders in connection with a Change of Control Transaction with an Unaffiliated Buyer; provided, however, that if the Oaktree Shareholders or their Affiliates are voting in support of such Change of Control Transaction, then such vote shall constitute an Excluded Matter only if such Change of Control Transaction has received the Disinterested Director Approval; and

(b) any vote of the Stockholders in connection with (i) an amendment of the charter or bylaws of the Company or (ii) the dissolution of the Company; provided, however, that if the Oaktree Shareholders or their Affiliates are voting in support of such matter in either case, then such vote shall constitute an Excluded Matter only if such matter has received the Disinterested Director Approval.

“Majority Voting Power” means, with respect to any Person, either (a) the power to elect or direct the election of a majority of the board of directors or other similar body of such Person or (b) direct or indirect beneficial ownership of Equity Securities representing more than 39% of the Voting Securities of such Person.

“Other Large Holder” means, with respect to any matter in which the Stockholders are entitled to vote or consent, any Person or Group that is not an Oaktree Shareholder, an Affiliate of an Oaktree Shareholder or a Group that includes any of the foregoing; provided, however, that if the Oaktree Shareholders, on the one hand, and the Pappas Investors, on the other hand, are entitled to vote on or consent to such matter and a majority of the

Voting Securities held by the Pappas Investors are voting on or consenting to such matter in the same manner as a majority of the Voting Securities held by the Oaktree Shareholders (i.e., both positions of Voting Securities are “for” or both positions of Voting Securities are “against”), then an “Other Large Holder” shall mean any Person or Group that is not an Oaktree Shareholder, a Pappas Investor, an Affiliate of either of the foregoing or a Group that includes any of the foregoing.

“Other Large Holder Effective Voting Percentage” means, with respect to an Other Large Holder as of the record date for the determination of Stockholders entitled to vote or consent to any matter, the ratio (expressed as a percentage) of (a) the sum of (i) the number of Voting Securities of the Company beneficially owned by such Other Large Holder as of such record date, plus (ii) the product of (x) the excess (if any) of the number of Voting Securities of the Company beneficially owned in the aggregate by the Oaktree Shareholders and their Affiliates as of such record date, over the number of Voting Securities of the Company that is equal to the product of the total number of Voting Securities of the Company outstanding as of such record date, multiplied by the Voting Cap Percentage applicable with respect to such matter, multiplied by (y) a percentage equal to (I) the number of Voting Securities of the Company beneficially owned by such Other Large Holder as of such record date, divided by (II) the number of Voting Securities of the Company beneficially owned by all Stockholders (other than the Oaktree Shareholders and their Affiliates) as of such record date and with respect to which a vote was cast or consent given (for or against) in respect of such matter, divided by (b) the total number of Voting Securities of the Company outstanding as of such record date.

“Person” means an association, a corporation, an individual, a partnership, a limited liability company, a trust or any other entity or organization, including a Governmental Authority.

“Preferred Shares” means the shares of preferred stock, par value $0.01 per share, of the Company, or any other capital stock of the Company or any other Person into which such stock is reclassified or reconstituted (whether by merger, consolidation or otherwise) (as adjusted for any stock splits, stock dividends, subdivisions, recapitalizations and the like).

“Voting Cap” means, as of any date of determination, the number of Voting Securities of the Company equal to the product of (a) the total number of outstanding Voting Securities of the Company as of such date multiplied by (b) the Voting Cap Percentage as of such date.

“Voting Cap Maximum” means, as of any date of determination, a percentage equal to the Other Large Holder Effective Voting Percentage as of such date multiplied by 110%; provided, that if the Voting Cap Percentage obtained by applying such Voting Cap Maximum would exceed 39%, then the Voting Cap Maximum shall equal the greater of (a) the sum of the Other Large Holder Effective Voting Percentage as of such date plus 1% and (b) 39%.

“Voting Cap Percentage” means 33%; provided, however, that if as of the record date for the determination of Stockholders entitled to vote or consent to any matter, an Other Large Holder beneficially owns greater than 15% of the outstanding Voting Securities of the Company (the “Voting Cap Threshold”), then, subject to the next proviso, for every 1% of outstanding Voting Securities of the Company beneficially owned by such Other Large Holder in excess of the Voting Cap Threshold, the Voting Cap Percentage shall be increased by 2%; provided further, however, that the Voting Cap Percentage shall not exceed a percentage equal to the Voting Cap Maximum as of such record date. For the avoidance of doubt, if multiple Other Large Holders beneficially own more than 15% of the outstanding Voting Securities of the Company, the Voting Cap Percentage shall be adjusted in relation to that Other Large Holder having the greatest beneficial ownership of Voting Securities of the Company.

“Voting Securities” means, with respect to any entity as of any date, all forms of Equity Securities in such entity or any successor of such entity with voting rights as of such date, other than any such Equity Securities held in treasury by such entity or any successor or subsidiary thereof, including, with respect to the Company, Common Shares and Preferred Shares (in each case to the extent (a) entitled to voting rights and (b) issued and outstanding and not held in treasury by the Company or owned by subsidiaries of the Company).

“Unaffiliated Buyer” means any Person other than (a) an Oaktree Shareholder, (b) an Affiliate of an Oaktree Shareholder, (c) any Person or Group in which an Oaktree Shareholder and/or any of its Affiliates has, at the applicable time of determination, Equity Securities of at least $100 million (whether or not such Person or Group is deemed to be an Affiliate of an Oaktree Shareholder) (provided that this clause (c) shall not be applicable for purposes of Section 4.2 hereof) and (d) a Group that includes any of the foregoing.

PAPPAS SHAREHOLDER AGREEMENT

General

The Pappas Shareholders Agreement, which will take effect upon the closing of the Merger, governs the ownership interest of Mr. Petros Pappas and his children, Ms. Milena Pappas and Mr. Alekos Pappas, and entities affiliated to them (“Pappas Shareholders”) in Star Bulk following consummation of the Merger. Based upon the number of shares of Star Bulk outstanding as of the date of this proxy statement, Pappas Shareholders will beneficially own approximately 12.6% of the total issued and outstanding common shares of Star Bulk immediately after the closing of the Merger.

Voting

At any meeting of the Company’s stockholders, Pappas Shareholders shall (and shall cause their Affiliates to) vote, or cause to be voted, or exercise their rights to consent (or cause their rights to consent to be exercised) with respect to, all shares of the Company beneficially owned by them (and which are entitled to vote on such matter) in excess of the Voting Cap as of the record date for the determination of stockholders of the Company entitled to vote or consent to such matter, with respect to each matter on which stockholders of the Company are entitled to vote or consent, in the same proportion (for or against) as the shares of the Company that are owned by stockholders (other than Pappas Shareholders, any of their Affiliates or any Group in the Pappas Shareholders Agreement, which includes any of the foregoing) are voted or consents are given with respect to each such matter.

Except as described below, in any election of directors to the Board, Pappas Shareholders shall (and shall cause their Affiliates to) vote, or cause to be voted, or exercise their rights to consent (or cause their rights to consent to be exercised) with respect to, all shares of the Company beneficially owned by them (and which are entitled to vote on such matter) in favor of the slate of nominees approved by the Nominating and Corporate Governance Committee.

At any time following the date that is six months following the later of (i) the date on which Petros Pappas ceases to be the Chief Executive Officer of the Company or (ii) the date on which Petros Pappas ceases to be a Director, in the case of a Contested Election, Pappas Shareholders shall (and shall cause their Affiliates to) vote, or cause to be voted, or exercise their rights to consent (or cause their rights to consent to be exercised) with respect to, all shares beneficially owned by them in excess of the Voting Cap in the same proportion (for or against) as all other shares of the Company that are owned by stockholders of the Company (other than Pappas Shareholders, any of their Affiliates or any Group which includes any of the foregoing) are voted or consents are given with respect to such Contested Election.

Standstill Restrictions

Under the terms of the Pappas Shareholders Agreement, until the Pappas Shareholders Agreement is terminated, neither the Pappas Shareholders nor any of their Affiliates shall in any manner, directly or indirectly, (i) enter into any tender or exchange offer, merger, acquisition transaction or other business combination or any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction involving the Company, (ii) make, or in any way participate in, directly or indirectly, any solicitations of proxies, consents or authorizations to vote, or seek to influence any Person other than the Pappas Shareholders with respect to the voting of, any Voting Securities of the Company or any of its Subsidiaries (other than with respect to the nomination of any nominees proposed by the Nominating and Corporate Governance Committee), (iii) otherwise act, alone or in concert with third parties, to seek to control or influence the management, Board or policies of the Company or any of its Subsidiaries (other than with respect to the nomination of any nominees proposed by the Nominating and Corporate Governance Committee), (iii) otherwise act, alone or in concert with third parties, to seek to control or influence the management, Board or policies of the Company or any of its Subsidiaries (other than with respect to the nomination of any nominees proposed by the Nominating and Corporate Governance Committee), or (iv) enter into any negotiations, arrangements or understandings with any third party with respect to any of the foregoing activities. However, if (i) the Company publicly announces its intent to pursue a tender offer, merger, sale of all or substantially all of the Company’s assets, then Pappas Shareholders shall be permitted to privately make an offer or proposal to the Board and (ii) if the Board approves, recommends or accepts a buyout transaction the standstill restrictions of Pappas Shareholders’ participation in such transaction shall cease to apply until such buyout transaction is terminated or abandoned and shall become applicable again upon any such termination or abandonment (unless the Board determines otherwise with Disinterested Director Approval).

No Aggregation with Oaktree

The Company has agreed to acknowledge that the Pappas Shareholders have made investments and entered into business arrangements with the Oaktree Shareholders outside of the Oceanbulk Companies, and may from time to time enter into certain agreements with respect to the holding and/or disposition of Equity Securities of the Company. For purposes of the Pappas Shareholders Agreement, these arrangements and potential future agreements between the Pappas Shareholders and the Oaktree Shareholders shall not cause (i) any Pappas Shareholder to be deemed to be an Affiliate of, or constitute a group or beneficially own any Equity Securities of the Company beneficially owned by, the Oaktree Shareholders, or (ii) the Equity Securities of the Company held by the Oaktree Shareholders to be deemed to be subject to the provisions of the Pappas Shareholders Agreement.

Other Agreements

All transactions involving Pappas Shareholders or their Affiliates, on the one hand, and the Company or its subsidiaries, on the other hand, shall require Disinterested Director Approval; provided, that Disinterested Director Approval shall not be required for pro rata participation in primary offerings of Equity Securities of the Company based on number of outstanding Voting Securities held.

Corporate Opportunity

From and after the date of the Pappas Shareholders Agreement and through and including the earliest of (x) the date of termination of the Pappas Shareholders Agreement, (y) the 36-month anniversary of the date of the Pappas Shareholders Agreement and (z) the date that Petros Pappas ceases to be the Chief Executive Officer of the Company, if a Pappas Shareholder (or any Affiliate thereof) acquires knowledge of a potential dry-bulk transaction or dry-bulk matter which may, in such Pappas Shareholder’s good faith judgment, be a business opportunity for both such Pappas Shareholder and the Company (subject to certain exceptions), such Pappas Shareholder (and its Affiliate) shall have the duty to promptly communicate or offer such opportunity to the Company. If the Company does not notify the applicable Pappas Shareholder within five business days following receipt of such communication or offer that it is interested in pursuing or acquiring such opportunity for itself, then such Pappas Shareholder (or its Affiliate) shall be entitled to pursue or acquire such opportunity for itself.

Termination

The Pappas Shareholders Agreement will terminate upon the earlier of (a) a liquidation, winding-up or dissolution of the Company and (b) the later of (x) such time as the Pappas Shareholders and their Affiliates in the aggregate beneficially own less than 5% of the outstanding Voting Securities of the Company and (y) the date that is six months following the later of (i) the date Petros Pappas ceases to be the Chief Executive Officer of the Company or (ii) the date Petros Pappas ceases to be a Director.

Certain Definitions

For purposes of the foregoing provisions, the following definitions shall apply:

“Affiliate” means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where

“control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor or otherwise.

“beneficial owner” means a “beneficial owner”, as such term is defined in Rule 13d-3 under the Exchange Act; “beneficially own”, “beneficial ownership” and related terms shall have the correlative meanings.

“Board” means the Board of Directors of the Company.

“Contested Election” means an election of Directors to the Board where one or more members of the slate of nominees put forward by the Nominating and Corporate Governance Committee is being opposed by one or more competing nominees.

“Disinterested Director Approval” means the approval of a majority of the Disinterested Directors (and the quorum requirements set forth in the Charter or bylaws of the Company shall be reduced to exclude any Directors that are not Disinterested Directors for purposes of such approval).

“Disinterested Directors” means any Directors who (a) are not Petros Pappas, any other Pappas Shareholder or any Affiliate of any Pappas Shareholder and (b) do not have any material business, financial or familial relationship with a party (other than the Company or its Subsidiaries) to the transaction or conduct that is the subject of the approval being sought. Notwithstanding the foregoing, the agreements and relationships between the Pappas Shareholders and the Oaktree Shareholders shall not disqualify any Director designated by Oaktree from constituting a Disinterested Director (except if any such Oaktree designee is Mr. Petros Pappas, any Pappas Shareholder or any Affiliate thereof). Notwithstanding anything to the contrary in the foregoing, any Oaktree designee shall be disqualified from constituting a Disinterested Director for purposes of the standstill provision.

“Equity Securities” means, with respect to any entity, all forms of equity securities in such entity or any successor of such entity (however designated, whether voting or non-voting), all securities convertible into or exchangeable or exercisable for such equity securities, and all warrants, options or other rights to purchase or acquire from such entity or any successor of such entity, such equity securities, or securities convertible into or exchangeable or exercisable for such equity securities, including, with respect to the Company, the Common Shares and Preferred Shares.

“Voting Cap” means, as of any date of determination, the number of Voting Securities of the Company equal to the product of (a) the total number of outstanding Voting Securities of the Company as of such date multiplied by (b) 14.9%.

PAPPAS AGREEMENT

The following describes the material provisions of the Pappas Agreement, which is attached as Annex D to this proxy statement and which is incorporated by reference herein. The description in this section and elsewhere in this proxy statement is qualified in its entirety by reference to the Pappas Agreement. This summary does not purport to be complete and may not contain all of the information about the Pappas Agreement that is important to you. The Company encourages you to read carefully the Pappas Agreement in its entirety.

In reviewing the Pappas Agreement, please remember that it is included to provide you with information regarding its terms. The Pappas Agreement contains representations and warranties by each of the parties to the Pappas Agreement as of specific dates. In your review of the representations and warranties contained in the Pappas Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated by each of the parties to the Pappas Agreement and made for the benefit of the parties thereto with the principal purposes of establishing the circumstances in which a party to the Pappas Agreement may have the right not to close the Pappas Companies Acquisition if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Pappas Agreement, rather than establishing matters as facts. These representations and warranties:

•	have been qualified by certain disclosures that were made to the other party in connection with the negotiation of the Pappas Agreement, which disclosures are not reflected in the Pappas Agreement; and

•	may apply standards of materiality in a way that is different from what may be viewed as material by you or other investors.

Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Pappas Agreement, which subsequent information may or may not be fully reflected in public disclosures by the Company. As of the date of this proxy statement, except as set forth in the Company’s public disclosures, there are no specific material facts that exist that the Company believes materially contradict its representations and warranties in the Pappas Agreement. The Company will provide additional disclosure in its public reports to the extent it becomes aware of the existence of any specific material facts that are required to be disclosed under U.S. federal securities laws and might contradict its representations and warranties contained in the Pappas Agreement. In any event, the representations and warranties and other provisions of the Pappas Agreement should not be read alone, but instead should be read together with the information provided elsewhere in this proxy statement and our SEC filings.

The Purchase and Sale of Shares; Consideration

The Purchase and Sale of Shares

The Pappas Agreement provides that, upon the terms and subject to the conditions set forth in the Pappas Agreement and subject to the consummation of the Merger, and in accordance with applicable law, the Pappas Entities will sell to the Company and the Company will purchase from the Pappas Entities, all of the Shares (defined below). Mirach owns five hundred (500) shares of the registered shares, without par value (the “Dioriga Shares”) of Dioriga, representing all of the issued and outstanding shares of capital stock of Dioriga. Bluesea Invest and Holding Limited (“Bluesea”) owns five hundred (500) shares of the registered shares, without par value (the “Positive Shipping Shares” and, together with the Dioriga Shares, collectively the “Shares”) of Positive Shipping (together with Dioriga, each a “Pappas Company” and collectively, the “Pappas Companies”), representing all of the issued and outstanding shares of capital stock of Positive Shipping.

At the Closing:

•	Mirach will sell, assign, transfer, and deliver to the Company, and the Company will purchase and acquire from Mirach, all of the its right, title, and interest in and to all of the Dioriga Shares in exchange for 1,304,427 shares of common stock of the Company, subject to adjustment as set forth in the Pappas Agreement (the “Aggregate Dioriga Consideration”);

•	Bluesea will sell, assign, transfer, and deliver to the Company, and the Company will purchase and acquire from Bluesea, all of Bluesea’s right, title, and interest in and to all of the Positive Shipping Shares in exchange for 2,288,301 shares of common stock of the Company, subject to adjustment as set forth in the Pappas Agreement (the “Aggregate Positive Shipping Consideration”);

Withholding

The Company shall be entitled to deduct and withhold from any consideration otherwise payable under the Pappas Agreement to any person such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, the rules and regulations promulgated thereunder or any provision of applicable state, local or foreign tax law and shall timely pay such withholding amount to the appropriate governmental authority. If the Company so withholds amounts, to the extent timely remitted to the appropriate governmental authority, such amounts shall be treated for all purposes of this Agreement as having been paid to such person in respect of which the Company made such deduction and withholding.

Closing of the Pappas Companies Acquisition

Unless otherwise mutually agreed in writing between the Company and Mirabel, as the sellers’ representative (in such capacity, the “Pappas Sellers’ Representative”), the closing of the Pappas Companies Acquisition will take place substantially concurrently with the closing of the Merger Agreement, or on the third business day following the satisfaction or waiver of the conditions to the closing of the Pappas Companies Acquisition (see “Pappas Agreement—Conditions to the Closing” beginning on page 178 of this proxy statement) (other than those conditions that by their nature are to be satisfied at the closing of the Pappas Companies Acquisition, but subject to the fulfillment or waiver of those conditions at the closing).

Representations and Warranties

The Pappas Entities made representations and warranties generally qualified by, among other things, matters disclosed in a confidential disclosure letter containing non-public information. Some of these representations and warranties were made as of specified dates. Some of these representations and warranties were made as of specified dates. The representations and warranties made by the Pappas Entities relate to, among other things:

•	organization, existence and good standing;

•	power and authority to enter into the Pappas Agreement

•	the enforceability of the Pappas Agreement;

•	consents required by governmental authorities;

•	the absence of breaches, violations, defaults or conflicts with, or any consents required by, their respective governing documents, laws or certain contracts as a result of entering into the Pappas Agreement and consummating the transactions contemplated therein and the performance of their obligations thereunder;

•	title to the Shares;

•	contracts restricting or relating to the voting, dividend rights or disposition of the Shares and beneficial ownership of the common shares; and

•	absence of pending or threatened litigation.

The representations and warranties made by the Seller Entities with respect to the Pappas Companies relate to among other things:

•	organization, existence and good standing;

•	consents required by governmental authorities;

•	the absence of breaches, violations, defaults or conflicts with, or any consents required by, their respective governing documents, laws or certain contracts as a result of entering into the Pappas Agreement and consummating the transactions contemplated therein and the performance of their obligations thereunder;

•	capitalization and indebtedness of the Pappas Companies;

•	subsidiaries of the Pappas Companies;

•	the accuracy of information provided to the Company specifically for use in documents required to be filed or furnished by the Company with or to the SEC or disseminated to its stockholders in connection with the transactions contemplated by the Pappas Agreement;

•	compliance with tax requirements;

•	compliance with laws, orders and permits;

•	the absence of certain changes since December 31, 2013;

•	the absence of undisclosed liabilities;

•	ownership, classification and proper title of vessels, personal assets, and other property;

•	compliance with maritime guidelines and laws

•	indebtedness for borrowed money and cash and cash equivalents

•	material contracts, agreements and instruments, and the performance of obligations and absence of any material default thereunder;

•	the absence of pending or threatened litigation;

•	compliance with employment and labor laws;

•	employee benefits;

•	environmental matters;

•	insurance matters;

•	fees and commissions in connection with the Pappas Agreement and the transactions contemplated thereby;

•	interested party transactions;

•	proper title to the outstanding equity of the Pappas Companies;

•	certain business practices and matters relating to anti-corruption laws; and

•	investment intent of the sellers.

Many of the Pappas Entities’ representations and warranties are qualified by the absence of a “material adverse effect” which means, for purposes of the Pappas Agreement, when used with respect to the Pappas Companies, any change, effect, event, occurrence, or development that, individually or in the aggregate, (i) has or would reasonably be expected to have a material adverse effect on the financial condition, business, assets, liabilities or results of operations of the Pappas Companies, taken as a whole, excluding any change, effect, event, occurrence, or development resulting from (A) changes in applicable law or GAAP after the date hereof, (B) changes in the global financial or securities markets or general global economic or political conditions, (C) changes or conditions generally affecting the industry in which the Pappas Companies operate, (D) acts of war, sabotage, terrorism or natural disasters, or (E) subject to certain exceptions, the announcement or consummation of the transactions contemplated by Merger Agreement and the Pappas Agreement; provided that the effect of any matter referred to in clauses (A), (B), (C), or (D) shall only be excluded to the extent that such matter does not disproportionately affect the Pappas Companies, taken as a whole, relative to other entities operating in the industry in which the Pappas Companies operate, or (ii) that has or would reasonably be expected to materially impair the ability of the Pappas Entities to perform their respective obligations under the Pappas Agreement or materially delay the ability of the Pappas Entities to consummate the transactions contemplated by the Pappas Agreement.

The Company made representations and warranties generally qualified by, among other things, filings by the Company with the SEC that are publicly available during the period beginning on January 1, 2013 and ending five (5) days prior to the date of the Pappas Agreement and a confidential disclosure letter. Some of these representations and warranties were made as of specified dates. The representations and warranties made by the Company relate to, among other things:

•	organization, existence and good standing;

•	power and authority to enter into the Pappas Agreement;

•	the enforceability of the Pappas Agreement;

•	consents required by governmental authorities;

•	the absence of breaches, violations, defaults or conflicts with, or any consents required by, their respective governing documents, laws or certain contracts as a result of entering into the Pappas Agreement and consummating the transactions contemplated therein and the performance of their obligations thereunder;

•	fees and commissions in connection with the Pappas Agreement and the transactions contemplated thereby;

•	capitalization;

•	subsidiaries of the Company;

•	indebtedness for borrowed money and cash and cash equivalents;

•	SEC filings of the Company and the Company’s disclosure controls and procedures and internal control over financial reporting;

•	compliance with GAAP in the preparation of financial statements and the fair presentation of the financial condition of the Company and its subsidiaries;

•	compliance with tax requirements

•	compliance with laws, orders and permits

•	the absence of certain changes since the date of the Company’s last audited balance sheet;

•	the absence of undisclosed liabilities;

•	material contracts, agreements and instruments, and the performance of obligations and absence of any material default thereunder;

•	ownership, classification and proper title of vessels, personal assets, and other property;

•	compliance with maritime guidelines and laws;

•	compliance with employment and labor laws;

•	employee benefits;

•	environmental matters;

•	the absence of pending or threatened litigation;

•	insurance matters;

•	interested party transactions; and

•	certain business practices and matters relating to anti-corruption laws.

Many of the Company’s representations and warranties are qualified by the absence of a “material adverse effect” which means, for purposes of the Pappas Agreement, when used with respect to the Company, any change, effect, event, occurrence, or development that, individually or in the aggregate, (i) has or would reasonably be expected to have a material adverse effect on the financial condition, business, assets, liabilities or results of operations of the Company and the Company’s subsidiaries, taken as a whole, excluding any change, effect, event, occurrence, or development resulting from (A) changes in applicable law or GAAP after the date of the Pappas Agreement, (B) changes in the global financial or securities markets or general global economic or political conditions, (C) changes or conditions generally affecting the industry in which the Company and its subsidiaries operate, (D) acts of war, sabotage, terrorism or natural disasters, or (E) subject to certain exceptions, the announcement or consummation of the transactions contemplated by Merger Agreement and the Pappas Agreement; provided that the effect of any matter referred to in clauses (A), (B), (C), or (D) shall only be excluded to the extent that such matter does not disproportionately affect the Company and the Company’s subsidiaries, taken as a whole, relative to other entities operating in the industry in which the Company and the Company’s subsidiaries operate, or (ii) that has or would reasonably be expected to materially impair the ability of the Company to perform its obligations under the Pappas Agreement or materially delay the ability of the Company to consummate the transactions contemplated by the Pappas Agreement.

Conduct of the Seller Parties Pending the Closing

Under the Pappas Agreement, the Pappas Entities have agreed that, except as set forth in the disclosure letter, as expressly required by the Pappas Agreement or with the Company’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of the Pappas Agreement until the Closing, each of the Pappas Entities will cause the Pappas Companies to carry on its business in the ordinary course consistent with past practice and to use commercially reasonable efforts to:

•	preserve intact its business organization, goodwill and material assets;

•	maintain all required governmental authorizations necessary to carry on its business as being conducted as of the date of the Pappas Agreement;

•	keep available the services of its present officers and other employees, with certain exceptions; and

•	preserve present customer, supplier and other business relationships, with certain exceptions.

The Pappas Entities have also agreed to comply with a series of negative covenants, except as set forth in the Seller Disclosure Letter, as expressly required by the Pappas Agreement, or with the Company’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), until the closing of the Pappas Companies Acquisition.

Litigation

The Company will promptly advise Mirabel (the “Pappas Sellers’ Representative”) of any litigation, claim, action, suit, hearing, proceeding, arbitration, audit, inspection or other investigation commenced or, to the knowledge of the Company, threatened against or involving the Company, any of its subsidiaries or any of its officers or directors, relating to the Pappas Agreement or the transactions contemplated by the Pappas Agreement, and will keep the Pappas Sellers’ Representative informed and consult with the Pappas Sellers’ Representative regarding the status of any litigation, claim, action, suit, hearing, proceeding, arbitration, audit, inspection or other investigation on an ongoing basis. The Company will, and will cause its subsidiaries to, cooperate with and give the Pappas Sellers’ Representative the opportunity to consult with respect to any defense or settlement relating thereto, and shall not agree to any settlement without the prior written consent of the Pappas Sellers’ Representative.

The Pappas Sellers’ Representative will promptly advise the Company of any litigation, claim, action, suit, hearing, proceeding, arbitration, audit, inspection or other investigation commenced or, to the knowledge of Mirach and Bluesea, threatened against or involving any of the Pappas Parties or the Pappas Companies or any of

their respective officers or directors, relating to the Pappas Agreement or the transactions contemplated by the Pappas Agreement and will keep the Company informed regarding the status of any litigation, claim, action, suit, hearing, proceeding, arbitration, audit, inspection or other investigation on an ongoing basis. Each of the Pappas Entities and the Pappas Companies will cooperate with and give the Company the opportunity to consult with respect to the defense or settlement relating thereto, and shall not agree to any settlement without the prior consent of the Company.

No Solicitation; Proxy Statement; Other Company Covenants

The Company agreed to comply with certain covenants and agreements set forth in the Merger Agreement, including its obligations with respect to non-solicitation of acquisition proposals (See the section above entitled “Merger Agreement—No Solicitation”), preparing, filing and delivery the Proxy Statement and holding the Special Meeting (See the section above entitled “Merger Agreement—Proxy Statement and Special meeting”), both of which were incorporated by reference into the Pappas Agreement.

Additional covenants of the Company set forth in the Merger Agreement were incorporated by reference into the Pappas Agreement, including the following:

•	the Company has agreed that, except as set forth in the Company’s disclosure letter, except as expressly required by the Pappas Agreement or with prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) , during the period from the date of the Pappas Agreement until the closing of the Pappas Companies Acquisition, the Company will, and will cause each of its subsidiaries to, carry on its business in the ordinary course in a manner consistent with past practice and to use commercially reasonable efforts to:

•	preserve intact its business organization, goodwill and material assets;

•	maintain all required governmental authorizations necessary to carry on its business as being conducted as of the date of the Pappas Agreement;

•	keep available the services of its present officers and other employees, with certain exceptions; and

•	preserve present customer, supplier and other business relationships, with certain exceptions;

The Company has also agreed to comply with a series of negative covenants, except as set forth in the Company’s disclosure letter, except as expressly required by the Pappas Agreement or with the Company’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), until the closing of the Pappas Companies Acquisition; and

The Company agreed that after the closing of the Pappas Companies Acquisition, all rights to indemnification of an officer or director set forth in the organizational documents of the Pappas Companies and, to the extent in effect as of the date of the Pappas Agreement, any directors’ and officers’ liability insurance policy maintained by the Pappas Companies, will be maintained and will not be amended, repealed or otherwise modified and will continue in full force and effect in accordance with their terms for a period of six (6) years from the date of the closing of the Pappas Companies Acquisition, provided that the Company is not required to maintain any such insurance policy if the cost of such insurance policy exceeds two (2) times the current annual premium for such policy.

Covenants of the Company and the Pappas Entities

Obligations of Pappas Entities

Mirabel has agreed that it will take all necessary action to cause Mirach and Bluesea to perform their respective obligations under the Pappas Agreement.

Stock Exchange Listing

The Company has agreed to use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of NASDAQ to ensure that the common shares comprising the Aggregate Dioriga Consideration and Aggregate Positive Shipping Consideration are listed on NASDAQ as of the closing of the Pappas Companies Acquisition.

Affiliate Contracts

Subject to certain exceptions, at or prior to the closing of the Pappas Companies Acquisition, after giving at least three (3) business days’ prior notice to the Company, each of the Pappas Entities will (and will cause their respective affiliates to) terminate any contract or transaction between any Pappas Entity (or any affiliate thereof), on the one hand or amend such contract so as to eliminate any further liability or obligation of any Pappas Company thereunder, and any Pappas Company on the other hand, or amend such contract so as to eliminate any further liability or obligation of any Pappas Company thereunder, and shall provide to the Company evidence of such termination in form and substance reasonably satisfactory to the Company, unless the Company provides written notice to the Pappas Sellers’ Representative prior to the end of the 3 business day period that it does not object to the continuation of such contract or transaction.

Retention of Shares

Without the prior written consent of the Company (which consent may be withheld in its sole discretion), except as set forth in the exception listed below, neither Mirach nor Bluesea will, directly or indirectly, other than distributions to Mirabel, in which case Mirabel will be subject to the following restrictions, from the closing of the Pappas Vessel Acquisition until the twelve (12) month anniversary thereof (the “Pappas Subject Shares Release Date”), (i) Transfer the Pappas Subject Shares (as defined below), whether such Transfer is to be settled by delivery of common shares or other securities convertible into common shares, in cash or otherwise; provided, however, that if at the Pappas Subject Shares Release Date there is an outstanding claim for indemnification pursuant to the relevant indemnification provisions of the Pappas Agreement that has been asserted pursuant to a valid notice of claim delivered in good faith by the Company pursuant to the terms of the Pappas Agreement but has not been satisfied by such date, a number of Pappas Subject Shares reasonably sufficient to satisfy such claim shall be retained by Mirach and Blue Sea and remain subject to the restrictions of this section until such claim is resolved. It is understood that (A) any securities issued to Mirach or Bluesea upon any exchange, stock split, stock dividend, recapitalization or the like in respect of the Pappas Subject Shares shall be considered part of the “Pappas Subject Shares” and shall be subject to the terms of this section in the same manner, and shall be restricted for the same period, as the Pappas Subject Shares in respect of which they were issued and (B) the restrictions set forth in this section shall not apply to any Transfer of any common shares owned by Mirach or Bluesea that is in excess of such entity’s Pappas Subject Shares.

As used herein, “Pappas Subject Shares” means the excess of (i) (x) 359,273 common shares over (ii) a number of common shares equal to the aggregate amount of any cash payments made by either Mirabel or Bluesea, as applicable, to the Company or certain other persons pursuant to the indemnification provisions of the Pappas Agreement as of such date divided by the Per Share Price

Notwithstanding the foregoing, without limitation of any restrictions on Transfer set forth in the Pappas Shareholders Agreement, Mirabel and Bluesea may Transfer all or a portion of their Pappas Subject Shares without the Company’s prior written consent if either (i) the greater of (x) the net proceeds received upon the Transfer of such Pappas Subject Shares and (y) the Per Share Price multiplied by the number of such Pappas Subject Shares, is placed by such entity into an escrow account reasonably acceptable to the Company until the Pappas Subject Shares Release Date to satisfy the Pappas Entities’ indemnification obligations pursuant to the Pappas Agreement or (ii) such entity causes to be delivered to the Company a guaranty of such entity’s indemnification obligations pursuant to the Pappas Agreement from a person with liquidity characteristics and a net worth reasonably satisfactory to the Special Committee, which guaranty shall be in form and substance reasonably satisfactory to the Special Committee. Substantially concurrently with the delivery of such guaranty, the parties to the Pappas Agreement will cause any amounts placed by such Seller into escrow pursuant to the preceding clause (i) to be released to such Seller.

Management Agreements

The Pappas Entities will (or will cause Oceanbulk Maritime, S.A. to) consent to the termination of any existing ship management agreements to which any of such Pappas Entities (or Oceanbulk Maritime, S.A.) is the ship manager with respect to its vessels that as of the date hereof are not managed by the Company or any of its subsidiaries, which termination will be effective no later than 60 days after the Closing. From the date hereof until no later than 60 days after the Closing, the Company will pay no more than $750 per day as a management fee for each such vessel for which services are provided under such management agreements following the Closing, and the Pappas Entities will (or will cause Oceanbulk Maritime, S.A. to) agree to waive all other fees, costs or expenses that are payable by the Company to the Pappas Entities or Oceanbulk Maritime S.A. under such management agreements for services provided prior to or, as the case may be, following the closing of the Pappas Companies Acquisition or that otherwise arise from the consummation of the transactions contemplated by the Pappas Agreement, provided, that the Company will be responsible for (i) any crew severance fees incurred as a result of such termination (but Oceanbulk Maritime S.A. and the Pappas Entities agree that they will take no actions that would result in such crew severance fees) and (ii) any out-of-pocket costs and expenses of the applicable manager related to such vessels.

Covenants of the Parties

The parties to the Pappas Agreement agree that:

•	subject to applicable laws and the confidentiality agreement, dated as of February 3, 2014, among the Company and Oceanbulk, the Oceanbulk Holdcos, the terms of which the Pappas Entities agreed to be bound by as if a party thereto and to which the Company agreed to be bound as if the Pappas Entities were the disclosing party thereunder, the Pappas Entities and the Company shall (i) give each other and their respective counsel, financial advisors, auditors and other authorized representatives, upon reasonable notice, reasonable access to the offices, properties, books and records of the Company and its subsidiaries, and the Pappas Companies, as applicable; provided, however, that any such access shall be conducted during normal business hours in a manner not to interfere with the businesses or operations of the Pappas Companies or the Company, as applicable, and without the prior written consent of the other applicable party, none of the Company, the Pappas Entities nor any of their affiliates will contact any employee, customer, landlord, supplier, distributor or other material business relation of the other party or its subsidiaries (in each case, in their capacity as such) prior to the effective time of the Pappas Companies Acquisition (other than contacts in the ordinary course of business unrelated to the Pappas Companies Acquisition or the transactions contemplated by the Pappas Agreement), (ii) furnish to each other and their respective counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such persons may reasonably request, and (iii) instruct the employees, counsel, financial advisors, auditors and other authorized representatives of the Company and its subsidiaries and the Pappas Entities and the Pappas Companies, as applicable, to cooperate with the Company and the Pappas Entities in the matters described in clauses (i) and (ii) above, but no party to the Pappas Agreement shall be required to provide such access or disclose any information if doing so is reasonably likely to (A) result in a waiver of attorney-client privilege, work product doctrine or similar privilege or (B) violate any contract to which it is a party to which it is subject or applicable law;

•	the parties to the Pappas Agreement will cooperate and consult with each other in connection with the making of all filings and notifications, and including by providing copies of all relevant documents to the non-filing party and its advisors before filing and shall cooperate in determining whether any action by or filing with or approvals, consents, registrations, permits, authorizations and other confirmations are required in connection with the consummation of the Pappas Companies Acquisition;

•	the Company and the Pappas Sellers’ Representative will consult with each other before making any press release or communication with the press or public;

•	at and after the Closing, each of the parties to the Pappas Agreement will, upon the request of a party, execute and deliver such instruments, documents, or other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of the Pappas Agreement;

•	prior to the closing of the Pappas Companies Acquisition, the Pappas Sellers’ Representative (on behalf of the Pappas Entities) and the Company will promptly notify the other if, to its knowledge, (a) any written notice or other written communication is received from any person alleging that the consent of such person (or another person) is or may be required in connection with the Pappas Companies Acquisition or the transactions contemplated by the Pappas Agreement, (b) any written notice or other written communication is received from any governmental notice in connection with the Pappas Companies Acquisition or the transactions contemplated by the Pappas Companies Acquisition, (c) any action, suit, claim, investigation or proceeding is commenced or, to the knowledge of Mirabel, Bluesea or the Company, as applicable, threatened against, relating to or involving or otherwise affecting the Pappas Companies or the Company and any of its subsidiaries, as applicable, that, if pending on the date of the Pappas Agreement, would have been required to have been disclosed pursuant to any section of the Pappas Agreement, (d) any inaccuracy of any representation or warranty contained in the Pappas Agreement that would reasonably be expected to cause any closing conditions in the Pappas Agreement not to be satisfied, (e) any failure of any party to the Pappas Agreement to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the Pappas Agreement that would reasonably be expected to cause any closing conditions in the Pappas Agreement not to be satisfied and (f) any event occurs that has had a material adverse effect (as defined with respect to each of the Company and the Pappas Companies above); and

•	they will cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the Pappas Companies Acquisition and the transactions contemplated by the Pappas Agreement, and will cooperate in attempting to minimize the amount of transfer taxes. From and after the closing of the Pappas Companies Acquisition, the Company will pay or cause to be paid all transfer taxes.

Conditions to the Closing

The respective obligations of the parties to consummate the Pappas Companies Acquisition are subject to the satisfaction of:

•	the conditions to the closing of the Merger Agreement shall have been satisfied or waived and the Merger shall have been consummated;

•	no applicable law preventing or prohibiting the consummation of the Transactions shall be in effect; and

•	the common shares included in the Aggregate Dioriga Consideration and the Aggregate Positive Shipping Consideration shall have been approved for listing on NASDAQ, subject to completion of the Pappas Companies Acquisition.

The obligations of the Pappas Entities to consummate the Pappas Companies Acquisition is subject to the satisfaction or waiver of the following conditions:

•	the representations and warranties of the Company with respect to organization, qualification and corporate power, authorization, and certain of the capitalization and subsidiaries representations and warranties being true and correct in all material respects as of the closing date or a specified date as set forth in the representation and warranty (disregarding all materiality and material adverse effect qualifications therein);

•	certain other representations and warranties of the Company with respect to capitalization and subsidiaries being true and correct (except for de minimis exceptions) as of the closing date or a specified date as set forth in the representation and warranty;

•	all other representations and warranties of the Company being true and correct as of the Closing date or a specified date as set forth in the representation and warranty (disregarding all materiality and material adverse effect qualifications therein), except where the failure to be so true and accurate does not have a material adverse effect;

•	the Company having performed in all material respects all covenants required to be performed by it under the Pappas Agreement at or prior to the date of the closing of the Pappas Companies Acquisition;

•	since the date of the Pappas Agreement there shall not have occurred a material adverse effect with respect to the Company;

•	The Pappas Entities shall have received an opinion from Seward & Kissel LLP that the common shares when issued will be validly issued, fully paid and non-assessable and the Company shall have delivered the executed Registration Rights Agreement;

•	the Company shall have delivered to the Pappas Sellers’ Representative as of the date of the closing of the Pappas Companies Acquisition an officer’s certificate, dated as of such date, executed by an officer of the Company to the effect that the certain of the conditions set forth above have been satisfied; and

•	the Pappas Sellers’ Representative shall have received an officer’s certificate from the Company certifying as to the aggregate outstanding indebtedness for borrowed money and aggregate cash of the Company and its subsidiaries as of the date of the closing of the Pappas Companies Acquisition (without giving effect to the Pappas Companies Acquisition or the transactions contemplates by the Pappas Agreement).

The obligations of the Company to consummate the Transactions is subject to the satisfaction or waiver of the following conditions:

•	the representations and warranties of the Pappas Entities with respect to the Pappas Companies that there has been no material adverse effect shall be true in all respects;

•	the representations and warranties of the Pappas Entities with respect to themselves, and as to the Pappas Companies, with respect to organization, qualification and corporate power, and certain of the capitalization, representations and warranties being true and correct in all material respects as of the date of the closing of the Pappas Companies Acquisition or a specified date as set forth in the representation and warranty (disregarding all materiality and material adverse effect qualifications therein);

•	certain other representations and warranties of the Pappas Entities as to the Pappas Companies with respect to capitalization and no ownership of any subsidiaries by the Pappas Companies being true and correct (except for de minimis exceptions) as of the date of the closing of the Pappas Companies Acquisition or a specified date as set forth in the representation and warranty;

•	all other representations and warranties of the Pappas Entities as to the Pappas Companies being true and correct as of the closing date or a specified date as set forth in the representation and warranty (disregarding all materiality and material adverse effect qualifications therein), except where the failure to be so true and accurate does not have a material adverse effect;

•	the Pappas Entities having obtained certain specified consents;

•	the Pappas Entities having performed in all material respects all covenants required to be performed by them under the Pappas Agreement at or prior to the date of the closing of the Pappas Companies Acquisition;

•	since the date of the Pappas Agreement through the date of the closing of the Pappas Companies Acquisition, there shall not have occurred a material adverse effect with respect to the Pappas Companies;

•	the Pappas Sellers’ Representative shall have delivered to the Company as of the date of the closing of the Pappas Companies Acquisition an officer’s certificate, dated as of such date, executed by an officer of the Pappas Sellers’ Representative to the effect that the certain of the conditions set forth above have been satisfied;

•	the Company shall have received an officer’s certificate from the Pappas Sellers’ Representative certifying as to the aggregate outstanding indebtedness for borrowed money and aggregate cash of the Pappas Companies as of the date of the closing of the Pappas Companies Acquisition (without giving effect to the transactions contemplated by the Pappas Agreement); and

•	the Pappas Sellers’ Representative shall have delivered to the Company the duly signed resignations in form and substance reasonably satisfactory to the Company, dated as of the date of the closing of the Pappas Companies Acquisition of (i) all members of the board of directors of each Pappas Company of their positions as directors and (ii) all officers of the Pappas Companies of their positions as officers.

No party to the Pappas Agreement may rely on the failure of any condition set forth above to be satisfied as a basis to not consummate the Pappas Companies Acquisition, or for terminating the Pappas Agreement, if such failure was caused by such party’s breach of the Pappas Agreement or failure to use its reasonable best efforts to consummate the Pappas Companies Acquisition.

Termination

The Pappas Agreement may be terminated prior to the closing of the Pappas Companies Acquisition (notwithstanding the receipt of the approval of the Transactions from the Company’ stockholders), by mutual written agreement of the Company (acting upon the direction of the Special Committee) and the Pappas Sellers’ Representative.

In addition, the Company (acting upon the direction of the Special Committee) or the Pappas Sellers’ Representative may terminate the Pappas Agreement prior to the closing of the Pappas Companies Acquisition (notwithstanding the receipt of the approval of the Transactions from the Company’ stockholders), by written notice to the other party:

•	if the Closing has not occurred on or before 14 days following the closing of the Merger (the “Pappas End Date”), provided that such right to terminate the Pappas Agreement will not be available to a party whose breach of the Pappas Agreement has materially contributed to or resulted in the failure to consummate the Pappas Companies Acquisition on prior to the Pappas End Date;

•	if the Merger Agreement shall have been validly terminated; or

•	if there is any applicable law or order that prohibits the Pappas Entities or the Company from consummating the Pappas Companies Acquisition and such prohibition shall have become final and nonappealable.

At any time before the closing of the Pappas Companies Acquisition, the Pappas Sellers’ Representative may terminate the Pappas Agreement if the Company has breached or failed to perform any of its covenants or obligations set forth in the Pappas Agreement, if any representation or warranty of the Company has become untrue, in each case which breach or failure to perform or to be true, individually or in the aggregate has resulted or would reasonably be expected to result in a failure of certain of the Pappas Entities’ conditions to closing with respect to the Company’s representations, warranties and covenants and such breach or failure by the Company cannot be or, to the extent curable by the Company, has not been cured by the earlier of (1) the Pappas End Date and (2) twenty (20) days after the giving of written notice to the Company of such breach or failure. The Pappas Sellers’ Representative will not be entitled to terminate the Pappas Agreement pursuant to the foregoing if any Pappas Entity is in breach of any representation, warranty, covenant or agreement set forth in the Pappas Agreement which would result in the failure of certain of the Company’s conditions to closing with respect to Pappas Entities’ representations, warranties and covenants.

At any time before the closing of the Pappas Companies Acquisition, the Company may terminate the Pappas Agreement, if any of the Pappas Entities shall have breached or failed to perform any of its covenants or obligations set forth in the Pappas Agreement, if any representation or warranty of any of the Pappas Entities has become untrue, in each case which breach or failure to perform or to be true, individually or in the aggregate has resulted or would reasonably be expected to result in a failure of certain of the Company’s conditions to closing with respect to the Pappas Entities’ representations, warranties and covenants set and such breach or failure cannot be or, to the extent curable by the Pappas Entities, has not been cured by the earlier of (1) the Pappas End Date and (2) twenty (20) days after the giving of written notice to the Pappas Sellers’ Representative of such breach or failure. The Company will not be entitled to terminate the Pappas Agreement pursuant to the foregoing if the Company is in breach of any representation, warranty, covenant or agreement set forth in the Pappas Agreement which would result in the failure of certain of the Pappas Entities’ conditions to closing with respect to the Company’s representations, warranties and covenants.

The party desiring to terminate the Pappas Agreement shall give written notice of such termination to the other parties.

Indemnification

The representations and warranties contained in the Pappas Agreement and in any certificate or other writing delivered pursuant to the Pappas Agreement will not survive the closing of the Pappas Companies Acquisition, except that (i) the representations and warranties of the Pappas Entities’ with respect to such the Pappas Entities’ organization, existence, and good standing, power and authority, enforceability, and title to Shares (the “Pappas Seller Fundamental Representations”), (ii) the representations and warranties of the Pappas Entities in respect of the Pappas Companies as to organization, qualification and corporate power, capitalization, subsidiaries, borrowed indebtedness and cash, and fees (the “Pappas Company Fundamental Representations”) and (iii) the representations and warranties of the Company with respect to organization, qualification and corporate power, authorization, capitalization, subsidiaries, borrowed indebtedness and cash and fees (the “Company Fundamental Representations”), will survive until the Survival Date. Each of the covenants and agreements set forth in the Pappas Agreement to be performed on or prior to the closing of the Pappas Companies Acquisition will survive until the Survival Date; provided, that the covenants and agreements contained in the Pappas Agreement requiring performance after the closing of the Pappas Companies Acquisition will survive the closing of the Pappas Companies Acquisition in accordance with their terms. Notwithstanding the foregoing, if a valid notice of claim for indemnification relating to a breach of a Pappas Seller Fundamental Representation, a Pappas Company Fundamental Representation, a Company Fundamental Representation or a covenant or agreement has been delivered in accordance with the Pappas Agreement on or prior to the Survival Date or such other applicable survival expiration date, the claims specifically set forth in such notice will survive until such time as such claim is finally resolved.

Subject to the limitations set forth in the Pappas Agreement, from and after the closing of the Pappas Companies Acquisition, each of the Pappas Entities will jointly, and severally indemnify, save, and keep the Company, its affiliates and each of their respective officers, directors, managers, partners, members, agents, representatives, successors, assigns and employees harmless against and from all damages sustained or incurred by any such indemnified persons as a result of, or arising out of, (a) the breach or inaccuracy of any of such Pappas Seller Fundamental Representations, (b) any breach or inaccuracy of any of the Pappas Company Fundamental

Representations, or (c) any breach of any covenant or agreement made by a Pappas Entity under the Pappas Agreement (other than certain exempted covenants). The calculation of damages shall take into account the interests held by the Pappas Entities and their respective affiliates in the Company.

From and after the closing, the Company will indemnify, save, and keep each of the Pappas Entities and their respective affiliates and each of their respective officers, directors, managers, partners, members, agents, representatives, successors, assigns and employees harmless against and from all damages sustained or incurred by any such indemnified person as a result of, or arising out of, (i) the breach or inaccuracy of any of the Company Fundamental Representations as of the date of the closing of the Pappas Vessel Acquisition (or, to the extent any such representation and warranty by its terms addresses matters only as of another specified time, as of such other time) or (ii) any breach of any covenant or agreement made by the Company under the Pappas Agreement (other than certain excepted covenants).

No indemnified person will be entitled to be indemnified for special, consequential (including diminution in value, lost profits, lost revenues, business interruptions, or loss of business opportunity or reputation), indirect, multiple, punitive or other similar damages, except as finally awarded by a court of competent jurisdiction and actually paid to a third party pursuant to a third party claim.

Following the closing of the Pappas Companies Acquisition, the Special Committee will have the authority to institute and prosecute any action on behalf of the Company and the indemnified persons with respect to the Company to enforce the terms of the Pappas Agreement, and on behalf of the Company to defend any claim for indemnification against the Company or the indemnified persons with respect to the Company under the Pappas Agreement, and in connection therewith, the Special Committee will have the authority to retain outside legal counsel (which may include current outside legal counsel to the Company) and other advisors at the expense of the Company as reasonably determined appropriate by the Special Committee. In the event that following the closing no members of the Special Committee remain for any reason, the directors of the Board that are not nominees or designees of the Oaktree Seller or their respective affiliates will designate one or more persons who will not be an affiliate, stockholder, member, manager or employee of a Pappas Entity, the Company or any of its subsidiaries to fill such vacancies and each such person shall be appointed as a member of the Special Committee.

Except with respect to fraud and the parties’ rights to specific performance as set forth in the Pappas Agreement, the indemnification provisions set forth in the Pappas Agreement will be the sole and exclusive remedy of the parties to the Pappas Agreement following the closing for any and all breaches or alleged breaches of any representations, warranties, covenants or agreements (whether written or oral) of the parties and for any and all other claims arising under, out of or related to the Pappas Agreement, the negotiation or execution thereof, or the Pappas Companies Acquisition and the other transactions contemplated by the Pappas Agreement.

Specific Performance

The parties to the Pappas Agreement agreed that irreparable damage would occur if any provision of the Pappas Agreement were not performed in accordance with the terms thereof, that monetary damages may not be adequate compensation for any loss incurred in connection therewith and that the parties thereto shall be entitled to an injunction or injunctions to prevent breaches of the Pappas Agreement or to enforce specifically the performance of the terms and provisions thereof in any federal court located in the State of New York or any New York state court, in addition to any other remedy to which they are entitled at law or in equity, and the parties to the Pappas Agreement waived any requirement for the posting of any bond or similar collateral in connection therewith. The parties to the Pappas Agreement agreed to waive in any action for specific performance of any such obligation (other than in connection with any action for temporary restraining order) the defense that a remedy at law would be adequate.

Amendment and Waiver

Any provision of the Pappas Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to the Pappas Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that (i) any such amendment on behalf of the Company shall require the approval of a majority of the Special Committee and (ii) after approval of the Transactions by the Company’s stockholders has been obtained, no amendment or waiver that would require the further approval of such stockholders under the MIBCA unless such amendment is subject to stockholder approval.

No waiver shall be construed as a waiver of any subsequent breach or failure of the same term or condition, or a waiver of any other term or condition of the Pappas Agreement. No failure or delay by any party in exercising any right, power or privilege under the Pappas Agreement will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as set forth above in the section entitled “Indemnification,” the rights and remedies provided under the Pappas Agreement will be cumulative and not exclusive of any rights or remedies provided by applicable law.

Governing Law and Venue; Waiver of Jury Trial

The parties have agreed that the Pappas Agreement will be deemed to be made in and in all respects will be interpreted, construed and governed by and in accordance with the laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of New York, except to the extent that the law of the Marshall Islands is mandatorily applicable to the Pappas Companies Acquisition. Each of the parties to the Pappas Agreement consented to the jurisdiction of any state or federal court sitting in Manhattan in New York City or in the federal Southern District in the State of New York and any appellate court therefrom located in New York, New York and irrevocably agreed that all actions or proceedings relating to the Pappas Agreement, the Pappas Companies Acquisition or the other transactions contemplated by the Pappas Agreement may be litigated in such courts. Each party to the Pappas Agreement has further irrevocably waived any and all right to trial by jury in any legal proceeding arising out of or related to the Merger Agreement or the transactions contemplated by thereby.

Sellers’ Representative

By virtue of the adoption of the Pappas Agreement, the Pappas Sellers’ Representative is authorized, directed and appointed to act as sole and exclusive agent, attorney-in-fact and representative of the Sellers, with full power of substitution with respect to all matters under the Pappas Agreement. The Pappas Sellers’ Representative will have the sole and exclusive right on behalf of any Pappas Entities to take any action or provide any waiver, or receive any notice with respect to any claims for indemnification under the Pappas Agreement and to settle any claim or controversy arising with respect thereto. Any such actions taken, exercises of rights, power or authority, and any decision or determination made by the Pappas Sellers’ Representative consistent therewith, will be absolutely and irrevocably binding on each Pappas Entity as if such person personally had taken such action, exercised such rights, power or authority or made such decision or determination in such person’s individual capacity, and no such person shall have the right to object, dissent, protest or otherwise contest the same.

For all purposes of the Pappas Agreement, the Company, the Special Committee and the Board will be entitled to rely conclusively on the instructions and decisions of the Pappas Sellers’ Representative as to the settlement of any claims for indemnification by the Company or any indemnified person with respect to the Company pursuant to the indemnification provisions of the Pappas Agreement or any other actions required or permitted to be taken by the Pappas Sellers’ Representative thereunder or in connection with the Merger and other matters contemplated thereby. The Company agreed that the Pappas Sellers’ Representative will not, in its capacity as such, have any liability to the Company with respect to its actions, decisions or determinations.

Waiver of Conflicts

Sellers’ Counsel has acted as legal counsel to the Pappas Entities and their respective affiliates prior to the closing of the Pappas Companies Acquisition in connection with the transactions contemplated by the Pappas Agreement. The parties to the Pappas Agreement agreed that (a) neither the Company nor any of the Pappas Companies will seek to have any Sellers’ Counsel disqualified from representing the Pappas Entities or their affiliates in any dispute that may arise between any Pappas Company or its affiliates formerly represented by Sellers’ Counsel, on the one hand, and the Pappas Entities or their affiliates (or any equityholder of the Pappas Entities), on the other hand, based upon, arising out of or related to the Pappas Agreement or any of the transactions contemplated by the Pappas Agreement in whole or in part and (b) in connection with any dispute that may arise between any of the Pappas Companies or their affiliates formerly represented by Sellers Counsel, on the one hand, and Pappas Entities or their affiliates (or any other equityholder of the Pappas Entities), on the other hand, Pappas Entities and their affiliates shall have the right to decide whether or not to waive any attorney-client privilege that may apply to any communications between any of the Pappas Companies or their affiliates formerly represented by Sellers Counsel or Pappas Entities and its affiliates, on the one hand, and any Sellers Counsel, on the other hand, that occurred on or prior to the closing of the Pappas Companies Acquisition, provided that the foregoing shall not extend to any communication or file not involving the negotiation, documentation and consummation of the Pappas Companies Acquisition and the transactions contemplated by the Pappas Agreement or the matters contemplated thereby.

Non-Recourse

Except as otherwise set forth in the Registration Rights Agreement (and then only with respect to the entities expressly named as parties therein and then only with respect to the specific obligations of such party set forth therein), (i) the Pappas Agreement may be enforced only against the entities that are expressly named as parties to the Pappas Agreement and then only with respect to the specific obligations set forth therein with respect to such party and (ii) with respect to each party, no past, present or future director, officer, employee, incorporator, member, partner, stockholder, agent, attorney, advisor, lender or representative or affiliate of such named party will have any liability for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of such named party or for any litigation, action, suit, hearing, proceeding, arbitration, audit, inspection or other investigation or claim based on, arising out of, or related to the Pappas Agreement or the Pappas Companies Acquisition and the transactions contemplated by the Pappas Agreement.

VOTING AGREEMENT

General

In connection with the Merger Agreement, on June 16, 2014 the Sellers, Mirabel and certain stockholders of the Company affiliated with Monarch Alternative Capital LP (“Monarch”) entered into a voting agreement (the “Voting Agreement”), which governs the vote of the common shares beneficially owned by Monarch. Based upon the number of shares of Star Bulk outstanding as of the date of this proxy statement, Monarch beneficially owns approximately 6,161,004 common shares, which represent 20.9% of the total issued and outstanding common shares, and approximately 28.2% of the voting power of the Unaffiliated Stockholders.

Voting

Pursuant to the Voting Agreement, Monarch agreed, among other things, to vote the common shares beneficially owned by Monarch in favor of the approval of the Merger Agreement, the Pappas Agreement and the transactions contemplated thereby. Monarch also agreed to comply with certain restrictions on the disposition of such shares, including requiring any transferee of a Monarch Stockholder’s shares to be bound by the terms of the Voting Agreement. Monarch further agreed not to, and to cause its subsidiaries not to, and to use its reasonable best efforts to cause certain covered affiliates and its and their respective representatives not to, solicit any acquisition proposals or take any other action that the Company is prohibited from taking as described under “The Merger Agreement—No Solicitation” beginning on page 138.

However, if the Board’s recommendation of the Transactions is adversely modified or withdrawn prior to the Special Meeting in response to a superior proposal, the Monarch Stockholders will be obligated to vote only 50% of their shares in favor of the Transactions.

In the event that the Merger Agreement is terminated following an adverse recommendation change, the Voting Agreement provides that during the Tail Period (as defined below), Monarch will vote Monarch’s shares in the same proportion (for or against) as all other shares of common stock of the Company entitled to vote with respect to any acquisition proposal existing at the time of the adverse recommendation change.

Termination

The Voting Agreement will terminate upon the earliest of the completion of the Merger, the termination of the Merger Agreement and the date of any modification, waiver, change or amendment of the Merger Agreement or the Pappas Agreement that is materially adverse to the stockholders of the Company or that results in a material increase in the amount or change in form of consideration payable by the Company under the Merger Agreement or Pappas Agreement. However, if the Merger Agreement is terminated and prior to such termination, the Board’s recommendation for the Transaction was adversely changed, the Voting Agreement shall terminate on the earliest of (A) 90 calendar days following the date of such adverse recommendation change, (B) the date on which Oceanbulk Carriers or Oceanbulk Shipping files a registration statement with the SEC on a non-confidential basis or (C) the date on which Oceanbulk Carriers, Oceanbulk Shipping Sellers or their respective affiliates enters into a binding letter of intent or a definitive agreement with a third party with respect to the sale of any of the Oceanbulk Holdcos, Oceanbulk Carriers and Oceanbulk Shipping (whether by merger, consolidation, sale of all or substantially all assets or otherwise) (such 90 day period or earlier period as described in (B) or (C) above, the “Tail Period”).

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

This proxy statement, and the documents to which we refer you in this proxy statement, as well as information included in oral statements or other written statements made or to be made by us, contain statements that, in our opinion, may constitute forward-looking statements. Statements containing words such as “expect,” “anticipate,” “believe,” “estimate,” “likely” or similar words that are used herein or in other written or oral information conveyed by or on behalf of the Company, are intended to identify forward-looking statements. Forward-looking statements are made based upon management’s current expectations and beliefs concerning future developments and their potential effects on the Company. Such forward-looking statements are not guarantees of future events. Actual results may differ, even materially, from those contemplated by the forward-looking statements due to, among others, the following factors:

•	our shareholders may not adopt the Merger Agreement Proposal;

•	litigation in respect of the Transactions could delay or prevent the closing of the Transactions;

•	the parties may be unable to obtain third party, governmental or regulatory approvals required for the Transactions, or required third party, governmental and regulatory approvals may delay the Transactions or result in the imposition of conditions that could cause the parties to abandon the Transactions;

•	the parties may be unable to complete the Transactions because, among other reasons, conditions to the closing of the Transactions may not be satisfied or waived;

•	developments beyond the parties’ control, including but not limited to, changes in economic and employment conditions, competitive conditions and health care reform;

•	we may not be able to incur additional debt;

•	the possibility that alternative acquisition proposals will or will not be made; or

•	the risk factors and other factors referred to in the Company’s reports filed with or furnished to the SEC.

Consequently, all of the forward-looking statements we make in this document are qualified by the information contained or referred to herein, including, but not limited to, (i) the information contained under this heading and (ii) the information contained under the heading “Risk Factors” and that is otherwise disclosed in our annual report on Form 20-F for the fiscal year ended 2013, filed with the SEC on March 21, 2014.

You should carefully consider the cautionary statements contained or referred to in this section in connection with any subsequent written or oral forward-looking statements that may be issued by us or persons acting on our behalf. Except as required by law, we undertake no obligation to update any of these forward-looking statements.

INDEX TO OCEANBULK FINANCIAL STATEMENTS

Index to Combined Financial Statements of Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Index to Unaudited Interim Combined Financial Statements of Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Oceanbulk Shipping LLC and Oceanbulk Carriers LLC

We have audited the accompanying combined balance sheets of Oceanbulk Shipping LLC and Oceanbulk Carriers LLC (together, the “Company”), as of December 31, 2013 and 2012, and the related combined statements of operations, members’ equity, and cash flows for the year ended December 31, 2013 and the period from October 4, 2012 through December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Oceanbulk Shipping LLC and Oceanbulk Carriers LLC at December 31, 2013 and 2012, and the combined results of their operations and their cash flows for the year ended December 31, 2013, and the period from October 4, 2012 through December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece

April 2, 2014

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Combined Balance Sheets

December 31, 2013 and 2012

(Expressed in thousands of U.S. Dollars, unless otherwise stated)

	2013	2012
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 2(f))	$29,979	$1,148
Restricted Cash (Notes 2(g) and 7)	193	—
Accounts receivable trade (Note 2(h))	2,966	1,926
Inventories (Notes 2(i) and 4)	3,736	1,810
Prepayments and other	722	21
Due from related parties (Note 3)	181	—
Current portion of deferred charges, net (Note 2(n))	225	—

Total current assets	38,002	4,905

FIXED ASSETS:
Advances for vessels’ acquisitions (Notes 2(k) and 5)	2,750	—
Advances for vessels under construction (Notes 2(k) and 6)	107,439	25,700
Vessels, net (Notes 2(j) and 5)	151,994	36,371

Total fixed assets, net	262,183	62,071

OTHER NON CURRENT ASSETS:
Restricted Cash (Notes 2(g) and 7)	6,000	—
Deferred charges, net (Note 2(n))	528	—

Total other non current assets	6,528	—

Total assets	$306,713	$66,976

LIABILITIES AND MEMBERS’ EQUITY:
CURRENT LIABILITIES:
Current portion of long-term debt (Note 7)	$9,897	$—
Accounts payable, trade and other	957	94
Accrued liabilities	4,123	133
Due to related parties (Note 3)	148	147
Derivative financial instruments (Note 10)	828	—

Total current liabilities	15,953	374

Long-term debt (Note 7)	76,688	—
Members’ Loans (Notes 3 and 8)	226,005	68,010
Derivative financial instruments (Note 10)	595	—

Total non current liabilities	303,288	68,010

Total liabilities	319,241	68,384

Commitments and contingencies (Note 12)	—	—
MEMBERS’ EQUITY:
Members’ Capital Contributions (Note 11)	—	—
Accumulated deficit	(12,528)	(1,408)

Total Members’ equity	(12,528)	(1,408)

Total liabilities and Members’ equity	$306,713	$66,976

The accompanying notes are an integral part of these combined financial statements.

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Combined Statements of Operations

For the year ended December 31, 2013 and the period from

October 4, 2012 through December 31, 2012

(Expressed in thousands of U.S. Dollars, unless otherwise stated)

	2013	2012
REVENUES:
Voyage revenues (Note 2(o))	$14,021	$1,975

Total revenues	14,021	1,975

EXPENSES:
Voyage expenses (Note 14)	(4,017)	(1,431)
Vessel operating expenses (Note 14)	(6,142)	(574)
Management fees (Note 3)	(660)	(76)
Depreciation (Note 5)	(2,656)	(271)
Dry-docking and special survey costs (Note 2(m))	(3,248)	—
General and administrative expenses to related parties (Note 3)	(3,683)	(860)
General and administrative expenses	(414)	(4)

Total Expenses	(20,820)	(3,216)

Operating loss	(6,799)	(1,241)

OTHER INCOME (EXPENSES):
Interest and finance costs (Note 15)	(786)	—
Interest on Members’ Loans (Notes 3 & 8)	(1,412)	(167)
Loss on derivative financial instruments (Note 10)	(1,423)
Other, net	5	—

Total other income (expenses), net	(3,616)	(167)

Net loss	$(10,415)	$(1,408)

Preferential Deemed Dividend (Notes 3 & 5)	(705)	—

Net loss available to Members	$(11,120)	$(1,408)

The accompanying notes are an integral part of these combined financial statements.

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Combined Statements of Members’ Equity

For the year ended December 31, 2013 and the period from

October 4, 2012 through December 31, 2012

(Expressed in thousands of U.S. Dollars, unless otherwise stated)

	Members’ Capital Contributions	Accumulated Deficit	Total Members’ Equity
Balance, October 4, 2012	$—	$—	$—

- Net loss	—	(1,408)	(1,408)

Balance, December 31, 2012	$—	$(1,408)	$(1,408)

- Net loss	—	(10,415)	(10,415)

- Preferential Deemed Dividend (Note 5)	—	(705)	(705)

Balance, December 31, 2013	$—	$(12,528)	$(12,528)

The accompanying notes are an integral part of these combined financial statements.

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Combined Statements of Cash Flows

For the year ended December 31, 2013 and the period from

October 4, 2012 through December 31, 2012

(Expressed in thousands of U.S. Dollars, unless otherwise stated)

	2013	2012
Cash Flows used in Operating Activities:
Net loss	$(10,415)	$(1,408)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,656	271
Amortization of deferred financing fees	23	—
Loss on derivative financial instruments	1,423	—
Accrued interest expense on Members’ Loans	1,412	167
Changes in operating assets and liabilities:
Increase in:
Accounts receivable, trade	(1,040)	(1,926)
Inventories	(1,926)	(1,810)
Prepayments and other	(701)	(21)
Due from related parties	(181)	—
Increase in:
Accounts payable, trade and other	863	94
Accrued liabilities	3,990	133
Due to related parties	1	147

Net Cash used in Operating Activities	$(3,895)	$(4,352)

Cash Flows used in Investing Activities:
Acquisition of vessels	(118,984)	(36,642)
Advances for vessel acquisitions and vessels under construction	(83,245)	(25,660)

Net cash used in Investing Activities	$(202,229)	$(62,302)

Cash Flows used in Financing Activities:
Increase in Restricted Cash	(6,193)	—
Proceeds from long-term debt	87,458	—
Repayment of long-term debt	(873)	—
Proceeds from Members’ Loans	173,339	67,802
Return of Members’ Loans	(18,000)	—
Payment of financing fees	(776)	—

Net cash from Financing Activities	$234,955	$67,802

Net increase in cash and cash equivalents	28,831	1,148
Cash and cash equivalents at beginning of year/period	1,148	—

Cash and cash equivalents at end of the year/period	$29,979	$1,148

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the year for:
Bank loan Interest	$426	$—

The accompanying notes are an integral part of these combined financial statements.

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Combined Financial Statements

For the year ended December 31, 2013 and the period from

October 4, 2012 through December 31, 2012

(Expressed in thousands of United States Dollars, unless otherwise stated)

1.	Basis of Presentation and General Information:

The accompanying combined financial statements include the consolidated accounts of Oceanbulk Shipping LLC and Oceanbulk Carriers LLC and their wholly owned subsidiaries. Oceanbulk Shipping LLC and Oceanbulk Carriers LLC were formed under the laws of the Republic of the Marshall Islands on October 4, 2012 and April 5, 2013, respectively, in view of separate limited liability agreements entered between Oaktree OBC Holdings LLC (“Oaktree”) and Millennia Limited Liability Company (“Millennia” and, together with Oaktree, the “Members”) with Oceanbulk Shipping LLC dated October 9, 2012 and with Oceanbulk Carriers LLC dated April 11, 2013. Oceanbulk Shipping LLC and Oceanbulk Carriers LLC and their wholly owned subsidiaries are herein referred to collectively as the “Company”. Oaktree currently exerts control over the Company’s operations through its 90% ownership interest. The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and operation of the following bulk carrier vessels:

	Vessel name	Type	DWT	Built/Delivery
Existing fleet
1.	Obelix	Capesize	181,433	2011	(2)
2.	MaidenVoyage	Supramax	58,722	2012	(2)
3.	Big Bang (ex Cape Shanghai)	Capesize	174,109	2007	(2)
4.	StrangeAttractor (ex Tokiwa Glory)	Supramax	55,742	2006	(2)
5.	Big Fish (ex Shining Star)	Capesize	177,662	2004	(2)
6.	Pantagruel(ex Pacific Confidence)	Capesize	180,181	2004	(2)
7.	Kymopolia(ex Shiga) (Note 16)	Capesize	176,990	2006	(2)
8.	MercurialVirgo (ex Mineral Pearl) (Note 16)	Kamsarmax	81,545	2013	(2)
9.	Pendulum(ex Christina Victory) (Note 16)	Kamsarmax	82,619	2006	(2)
10.	Amami(ex GL Xiushan) (Note 16)	Post-Panamax	98,681	2011	(2)
11.	Madredeus(ex GL Zoushan) (Note 16)	Post-Panamax	98,681	2011	(2)
Newbuilding fleet
12.	HN207-JMU (tbr Magnum Opus)	Kamsarmax	81,022	2014	(3)
13.	HN213-JMU (tbr Peloreus)	Capesize	182,000	2014	(3)
14.	HN214-JMU (tbr Leviathan)	Capesize	182,000	2014	(3)
15.	HN5017-JMU	Capesize	182,000	2015	(3)
16.	HN5055-JMU	Capesize	182,000	2015	(3)
17.	HN5056-JMU	Capesize	182,000	2015	(3)
18.	HN1312-SWS	Capesize	180,000	2015	(3)
19.	HN1313-SWS	Capesize	180,000	2015	(3)
20.	HNNE166-NACKS	Newcastlemax	209,000	2015	(3)
21.	HNNE167-NACKS	Newcastlemax	209,000	2015	(3)
22.	HNNE184-NACKS	Newcastlemax	209,000	2015	(3)
23.	HNNE164-NACKS (tbr Honey Badger)	Ultramax	61,000	2015	(3)
24.	HNNE165-NACKS	Ultramax	61,000	2015	(3)
25.	HN1359(1)	Newcastlemax	208,000	2015	(3)
26.	HN1360(1)	Newcastlemax	208,000	2015	(3)
27.	HN1361(1)	Newcastlemax	208,000	2016	(3)
28.	HN1362(1)	Newcastlemax	208,000	2016	(3)
29.	HN1363(1)	Newcastlemax	208,000	2016	(3)
30.	HN1061(1)	Ultramax	64,000	2015	(3)
31.	HN1062(1)	Ultramax	64,000	2015	(3)
32.	HN1063(1)	Ultramax	64,000	2015	(3)
33.	HN1064(1)	Ultramax	64,000	2015	(3)
34.	HN1080	Ultramax	64,000	2015	(3)
35.	HN1081	Ultramax	64,000	2015	(3)
36.	HN1082	Ultramax	64,000	2015	(3)
37.	HN1083	Ultramax	64,000	2015	(3)

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Combined Financial Statements

For the year ended December 31, 2013 and the period from

October 4, 2012 through December 31, 2012

(Expressed in thousands of United States Dollars, unless otherwise stated)

(1)	Chartered under bareboat lease arrangement that qualifies as an accounting capital lease (Note 6).
(2)	Year of construction.
(3)	Year of expected delivery.

2.	Significant Accounting policies:

a)	Principles of Combination: The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been presented using the historical carrying costs of Oceanbulk Shipping LLC and Oceanbulk Carriers LLC and their consolidated subsidiaries listed in Note 1 for all periods presented, as each is under common control of the Members for the respective periods. All intercompany balances and transactions have been eliminated.

b)	Use of Estimates: The preparation of the accompanying combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c)	Other Comprehensive Income (Loss): The Company follows the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 220, “Comprehensive Income”, which requires separate presentation of certain transactions, which are recorded directly as components of Members’ equity. The Company has no such transactions which affect other comprehensive loss and, accordingly, for the year ended December 31, 2013 and the period from October 4, 2012 through December 31, 2012, comprehensive loss equals net loss.

d)	Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, accounts receivable and derivative contracts (interest rate swaps). The Company places its cash, restricted cash and cash equivalents consisting mostly of deposits, with well-known financial institutions and performs periodic evaluations of the relative credit standing of those financial institutions. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition. The Company does not obtain rights to collateral to reduce its credit risk. The Company is exposed to credit risk in the event of non-performance by counterparties to derivative instruments; however, the Company limits its exposure by constantly monitoring the counterparties’ credit ratings. During the year ended December 31, 2013 and the period from October 4, 2012 through December 31, 2012, charterers that individually accounted for more than 10% of the Company’s voyage revenues were as follows:

Charterer	2013	2012
A	22%	—
B	19%	—
C	18%	—
D	15%	100%
E	11%	—

The outstanding accounts receivable balance of these charterers as of December 31, 2013, amounted to $2.9 million.

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Combined Financial Statements

For the year ended December 31, 2013 and the period from

October 4, 2012 through December 31, 2012

(Expressed in thousands of United States Dollars, unless otherwise stated)

e)	Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar, since the Company’s vessels operate in international shipping markets and therefore primarily transact business in U.S. Dollars. The Company’s accounting records are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are reflected within “Other, net” line item in the accompanying combined statements of operations.

f)	Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

g)	Restricted Cash: Restricted Cash includes bank balances that are required under the Company’s borrowing arrangements to be maintained and used to fund the loan installments coming due. The funds can only be used for the purposes of loan repayment. In addition, Restricted Cash also includes minimum deposits required to be maintained with certain banks under the Company’s borrowing arrangements. In the event that the obligation is expected to be terminated within the next twelve months from the balance sheet date, these deposits are classified as current assets, otherwise are classified as non-current assets.

h)	Accounts receivable trade: Accounts receivable trade include receivables from charterers for hire, freight and demurrage billings, net of any provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts primarily based on the aging of such balances and any amounts in disputes. The provision for doubtful accounts was $nil at December 31, 2013 and 2012, respectively.

i)	Inventories: Inventories consist of lubricants and bunkers, which are stated at the lower of cost or market. Cost is determined by the first in, first out method. Inventories include bunkers when the vessel operates under freight charter or when, on the balance sheet date, a vessel has been redelivered by its previous charterers and has not yet been delivered to its new charterers, or remains idle.

j)	Vessels, net: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for its initial voyage). Subsequent expenditures for major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Otherwise these amounts are charged to expense as incurred. The cost of each of the Company’s vessels is depreciated beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value (vessel’s residual value is equal to the product of its lightweight tonnage and estimated scrap rate). Effective January 1, 2013, and following management’s reassessment of the residual value of the vessels, the estimated scrap value per light weight tonnage was increased to $0.3 from $0.2, which is based on the historical average demolition prices prevailing in the market. The effect of this change in accounting estimate, which did not require retrospective application as per ASC 250 “Accounting Changes and Error Corrections”, was to decrease net loss for the year ended December 31, 2013, by $236. Management estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard.

However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations become effective.

k)

Advances for vessels under construction and Advances for vessel acquisitions: Advances made to shipyards during the construction period, are classified as “Advances for vessels under construction” until

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Combined Financial Statements

For the year ended December 31, 2013 and the period from

October 4, 2012 through December 31, 2012

(Expressed in thousands of United States Dollars, unless otherwise stated)

the date of delivery and acceptance of the vessel, at which date they are reclassified to “Vessels, net”. Advances for vessels under construction also include supervision costs, amounts paid under engineering contracts, capitalized interest and other expenses directly related to the construction of the vessel. Financing costs incurred during the construction period of the vessel are also capitalized to the extent applicable in accordance with guidance under ASC 835, “Interest”. “Advances for vessel acquisitions” include any advance payment made to the seller of a secondhand vessel before the delivery and acceptance of the vessel, at which date are reclassified to “Vessels, net”.

When a vessel is acquired as part of a capital lease arrangement, any pre-delivery advance paid as part of the capital lease arrangement is also included within “Advances for vessels under construction” until the vessel’s delivery, when the Company takes possession of or controls the physical use of the vessel and the lease term begins, at which date these advances are reclassified to “Vessels, net” along with the recognition of the corresponding to the lease obligation, asset value.

l)	Impairment of Long-Lived Assets: The Company follows the guidance under ASC 360-10-40, “Impairment or Disposal of Long-Lived Assets”, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset which is determined based on management estimates and assumptions and by making use of available market data. The fair values are determined through Level 2 inputs of the fair value hierarchy as defined in ASC 820 “Fair value measurements and disclosures” and are derived principally from or by corroborated or observable market data. Inputs, considered by management in determining the fair value, include independent broker’s valuations, FFA indices, average charter hire rates and other market observable data that allow value to be determined. The Company evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels’ future performance, with the significant assumptions being related to charter rates, fleet utilization, vessels’ operating expenses, vessels’ capital expenditures, vessels’ residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations and taking into consideration growth rates for vessel expenses while these assumptions are always subject to changes based on the economic conditions applicable by the time the Company is performing the tests. Market conditions have been improved since the acquisition of the Company’s vessels, accordingly as of December 31, 2013 and 2012, the Company concluded that there were no events or changes in circumstances indicating that the carrying amount of its vessels may not be recoverable and accordingly there is no impairment loss for 2013 and the period from October 4, 2012 through December 31, 2012.

m)

Accounting for Dry-Docking and Special Survey Costs: The Company follows the direct expense method under which the dry-docking and special survey costs are expensed as incurred and are separately reflected in the accompanying combined statements of operations. All repair and maintenance expenses including

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Combined Financial Statements

For the year ended December 31, 2013 and the period from

October 4, 2012 through December 31, 2012

(Expressed in thousands of United States Dollars, unless otherwise stated)

underwater inspection expenses are expensed in the period incurred. Such costs are included in vessel operating expenses in the accompanying combined statements of operations.

n)	Financing Costs: Direct and incremental costs related to the issuance of debt such as legal and bankers are recorded as deferred financing costs and classified within “Deferred Charges, net” in the accompanying combined balance sheets, which are amortized to interest and finance costs if the financed vessel is in operation or capitalized to vessel cost if the vessel is under construction, using the effective interest method over the life of the related debt. Unamortized fees relating to loans repaid or extinguished before maturity are expensed as interest and finance costs in the period the repayment or extinguishment is made. Accumulated amortization of deferred financing fees amounted to $23 and $nil as of December 31, 2013 and 2012, respectively. Loan commitment fees are charged to finance charges in the period incurred.

o)	Accounting for Revenues and Expenses: The Company generates its revenues from charterers for the charterhire of its vessels. Vessels are chartered using either voyage charters, for which a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time charters, for which a contract is entered into for the use of a vessel for a specific period of time and a specified daily charterhire rate and any profit share over the daily charterhire rate, where applicable. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized ratably over the duration of the period of each voyage or time charter. Revenue on any profit share is recognized following the same criteria. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues are recognized proportionately over the duration of the voyage. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and the vessel’s departure to the next fixed loading port and is deemed to end upon the completion of discharge of the cargo pursuant to the charter. A voyage charter contract with a charterer consists of sailing to the load port (the positioning leg), loading the cargo, sailing to the discharge port and discharging the cargo. The charter contract therefore generally requires the relevant vessel to proceed to the port or place as ordered by the charterer and is not cancellable in the positioning leg, provided that the Company fulfils its contractual commitment. Performance under the contract begins upon sailing to the load port (the positioning leg). Non-cancelable voyage contracts are generally arranged prior to the completion of an existing contract. Assuming, therefore, that a non-cancelable voyage charter agreement is in place, voyage revenue recognition, under the discharge-to-discharge method, commences once the discharge of the previous charter’s cargo is complete and the vessel sails for loading. The voyage is deemed complete at the point the vessel has left the discharge terminal. Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized as it is earned. Unearned revenue includes cash received prior to the balance sheet date and is related to revenue earned after such date. Voyage expenses, primarily consisting of port, canal and bunker expenses that are associated with a particular charter, are paid for by the charterer under the time charter arrangements or by the Company under voyage arrangements, except for commissions, which are always paid for by the Company, regardless of charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions paid to brokers are deferred and amortized over the related charter period to the extent revenue has been deferred since commissions are earned as the Company’s revenues are earned.

p)

Accounting for leases: Leases of assets under which substantially all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognized as an expense on a straight-line method over the lease term. Leases that meet the criteria for capital lease classification under ASC 840 “Leases” are classified as capital leases. As of

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Combined Financial Statements

For the year ended December 31, 2013 and the period from

October 4, 2012 through December 31, 2012

(Expressed in thousands of United States Dollars, unless otherwise stated)

December 31, 2013 the Company was the lessee under certain capital lease arrangements as further disclosed in Note 6. As of December 31, 2013 the Company held no operating lease arrangements acting as lessee.

q)	Financial Instruments: The principal financial assets of the Company consist of cash and cash equivalents and restricted cash, accounts receivable, trade and other, and prepayments and other. The principal financial liabilities of the Company consist of accounts payable, accrued liabilities, unearned revenue and long-term debt. The carrying amounts reflected in the accompanying combined balance sheets of financial assets and liabilities, with the exception of the Members Loan (Note 8), approximate their respective fair values.

r)	Fair Value Measurements: The Company follows the provisions of ASC 820, “Fair Value Measurements and Disclosures” which defines, and provides guidance as to the measurement of fair value. ASC 820 creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data, for example, the reporting entity’s own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. ASC 820 applies when assets or liabilities in the financial statements are to be measured at fair value, but does not require additional use of fair value beyond the requirements in other accounting principles.

s)	Intangible assets/liabilities related to time charter acquired: The Company records identified assets or liabilities associated with the acquisition of a vessel at fair value, determined by reference to market data, by comparing existing charter rates in the acquired time charter agreements with the market rates for equivalent time charter agreements prevailing at the time the foregoing vessels are delivered. Such intangible assets or liabilities are recognized ratably as adjustments to revenue over the remaining term of the assumed time charter.

t)	Derivatives: The Company enters into derivative financial instruments to manage risk related to fluctuations of interest rates. In case the instruments are eligible for hedge accounting, at the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy undertaken for the hedge. The documentation includes identification of the hedging instrument, hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting exposure to changes in the hedged item’s cash flows attributable to the hedged risk. A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability, or a highly probable forecasted transaction that could affect profit or loss. Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on an ongoing basis to determine whether they actually have been highly effective throughout the financial reporting periods for which they were designated. All derivatives are recorded on the balance sheet as assets or liabilities and measured at fair value. For derivatives designated as cash flow hedges, the effective portion of the changes in fair value of the derivatives are recorded in Accumulated Other Comprehensive Income / (Loss) and subsequently recognized in earnings when the hedged items impact earnings.

The changes in fair value of derivatives not qualifying for hedge accounting are recognized in earnings. The Company discontinues cash flow hedge accounting if the hedging instrument expires and it no longer meets the criteria for hedge accounting or designation is revoked by the Company. At that time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Combined Financial Statements

For the year ended December 31, 2013 and the period from

October 4, 2012 through December 31, 2012

(Expressed in thousands of United States Dollars, unless otherwise stated)

recognized in profit or loss. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to net profit or loss for the year as financial income or expense.

The Company follows the accounting guidance about derivative instruments and hedging activities codified as ASC 815, “Derivatives and Hedging”. ASC 815 intends to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.

ASC 815 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about the fair value of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative instruments. ASC 815 relates to disclosures only and its adoption did not have any effect on the financial condition, results of operations or liquidity of the Company. There were no outstanding accounting hedges during the year ended December 31, 2013 and the period from October 4, 2012 through December 31, 2012.

u)	Pension and retirement benefit obligations to crew: The Company employs the crew on board under short-term contracts and accordingly, is not liable for any pension or post-retirement benefits.

v)	Segment Reporting: The Company has determined that it operates under one reportable segment relating to its operations of dry bulk vessels. The Company reports financial information and evaluates its operations and operating results by total charter revenues and not by the type of vessel, length of vessel employment, customer or type of charter. As a result, management, including the Chief Executive Officer, who is the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet, and thus, the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide, subject to restrictions as per the charter agreement, and, as a result, the disclosure of geographic information is impracticable.

w)	Variable Interest Entities: ASC 810-10-50 “Consolidation of Variable Interest Entities”, addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. The guidance focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company’s exposure (variable interest) to the economic risks and potential rewards from the variable interest entity’s assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity’s assets and liabilities. The Company evaluates financial instruments, service contracts, and other arrangements to determine if any variable interests relating to an entity exist, as the primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interest entity in its financial statements. The Company’s evaluation did not result in an identification of any variable interest entities as of December 31, 2013 and 2012.

x)	Commitments and Contingencies: Commitments are recognized when the Company has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle this obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each balance sheet date and adjusted to reflect the present value of the expenditure expected to be required to settle the obligation. Contingent liabilities are not recognized in the financial statements but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the financial statements but are disclosed when an inflow of economic benefits is probable.

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Combined Financial Statements

For the year ended December 31, 2013 and the period from

October 4, 2012 through December 31, 2012

(Expressed in thousands of United States Dollars, unless otherwise stated)

y)	Recent Accounting Standards Updates: There are no recent accounting pronouncements issued, whose adoption would have a material impact on the Company’s financial statements in the current year or are expected to have a material impact on future years.

3.	Transactions with Related Parties:

Transactions and balances with related parties are as follows:

Balance Sheets

	2013	2012
Assets
StarBulk S.A	$181	$—

Total Assets	$181	$—

Liabilities
Members’ Loans (Note 8)	$226,005	$68,010
StarBulk S.A	—	147
Oceanbulk Maritime S.A and its affiliated entities	148	—

Total Liabilities	$226,153	$68,157

Statements of Operations
Interest on Members’ Loans (Note 8)	$1,412	$167
Management fees to StarBulk S.A	660	76
Administrative Expenses to Oceanbulk Maritime S.A and its affiliated entities	3,683	860

Total Expenses to Related Parties	$5,755	$1,103

Management Agreements with StarBulk S.A

Each of the Company’s existing vessels is subject to a vessel management and operating agreement with StarBulk S.A, a subsidiary of Star Bulk Carriers Corp, (“Star Bulk”) which was founded by the Company’s Chief Executive Officer (who currently is the non-executive chairman of Star Bulk’s board of directors). In addition, affiliates of Oaktree beneficially own approximately 19.9% of Star Bulk’s outstanding voting common stock. Pursuant to the terms of these agreements, StarBulk S.A provides management services, including but not limited to technical, crew and accounting services, to the Company’s vessels in exchange for a fixed daily management fee of $0.75 per vessel, for a period beginning upon vessel’s delivery and until the termination of the agreement. The agreement will terminate upon the expiration of a two month period from the delivery of a written notice by either party to the other. During 2013 and the period from October 4, 2012 through December 31, 2012, Management fees under these agreements amounted to $660 and $76, respectively and are separately reflected in the accompanying combined statements of operations. As of December 31, 2013, an amount of $181 was due from StarBulk S.A while as of December 31, 2012, an amount of $147 was due to StarBulk S.A which are included in Due from and Due to related parties, respectively, in the accompanying combined balance sheets.

Commercial Management Agreements with Oceanbulk Maritime S.A and its affiliated entities

The Company has entered into a management agreement with Oceanbulk Maritime S.A (“Oceanbulk Maritime”), the parent company of Millennia. Pursuant to the terms of the agreement, Oceanbulk Maritime provides

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Combined Financial Statements

For the year ended December 31, 2013 and the period from

October 4, 2012 through December 31, 2012

(Expressed in thousands of United States Dollars, unless otherwise stated)

commercial and administrative services to the Company. During 2013 and the period from October 4, 2012 through December 31, 2012, administrative fees under the respective agreements amounted to $3,683 and $860, respectively and are included in General and administrative expenses to related parties in the accompanying combined statements of operations, while $148 and $nil, respectively, were capitalized within Advances for vessels under construction. As of December 31, 2013 and 2012, an amount of $148 and $nil, respectively, were due to Oceanbulk Maritime and are included in Due to related parties in the accompanying combined balance sheets.

Provision of certain guarantees by Oceanbulk Maritime

Oceanbulk Maritime has provided performance guarantees under the bareboat charter agreements relating to the newbuilding vessels with hull numbers HN 1061, HN 1062, HN 1063 and HN 1064 discussed in Note 6. In addition, Oceanbulk Maritime has also provided performance guarantees under the shipbuilding contracts for the newbuilding vessels with hull numbers HN 207-JMU (tbr Magnum Opus), HN 213-JMU (tbr Peloreus), HN 214-JMU (tbr Leviathan), HN 5017-JMU, HN 5055-JMU, HN 5056-JMU, HN NE164-NACKS (tbr Honey Badger), HN NE165-NACKS, HN NE166-NACKS, HN NE167-NACKS and HN NE184-NACKS, discussed in Note 6. All of the performance guarantees described above have been counter-guaranteed by the Company.

Acquisition of vessel from a related party

In August 2013, the Company acquired from Maiden Voyage LLC (an entity under common control with the Company) the Supramax dry-bulk carrier, named Maiden Voyage, at a purchase price of $27,300 (Note 5). The Company recorded a preferential deemed dividend of $705 in connection with that purchase.

Awarded profit interests

Pursuant to an agreement with affiliates of Oaktree, Oceanbulk Maritime S.A. and certain members of the Company’s senior management are eligible for a share of the profits of Oaktree, subject to Oaktree and its affiliates achieving certain internal rate of return and capital multiples on their original investment in the Company. This award will be payable only by affiliates of Oaktree, so the Company will not be responsible for making such payments. Nevertheless, when award payments vest or are deemed probable to vest and are required to be made under the agreement with respect to the Company, a non-cash compensation expense will be reflected in the Company’s General and administrative expenses, with a corresponding increase in the Company’s equity as a deemed contribution from the Company’s stockholders. As of December 31, 2013 and 2012, this award had not vested.

4.	Inventories:

The amounts shown in the accompanying combined balance sheets are analyzed as follows:

	2013	2012
Bunkers	$2,961	$1,635
Lubricants	775	175

	$3,736	$1,810

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Combined Financial Statements

For the year ended December 31, 2013 and the period from

October 4, 2012 through December 31, 2012

(Expressed in thousands of United States Dollars, unless otherwise stated)

5.	Vessels, net and Advances for vessels’ acquisitions:

The amounts in the accompanying combined balance sheets are analyzed as follows:

	Vessels’ Cost	Accumulated Depreciation	Net Book Value
Balance, October 4, 2012	$—	$—	$—
- Acquisitions	36,642	—	36,642
- Depreciation for the period	—	(271)	(271)

Balance, December 31, 2012	$36,642	$(271)	$36,371
- Acquisitions, improvements and other vessels’ costs	$118,279	—	118,279
- Depreciation for the year	—	(2,656)	(2,656)

Balance, December 31, 2013	$154,921	$(2,927)	$151,994

In October 2012, the Company entered into a Memorandum of Agreement (“MOA”) with an unrelated party for the acquisition of the Capesize dry-bulk carrier, named Obelix. The Company took delivery of the vessel on October 19, 2012.

In July 2013, the Company entered into a MOA with Maiden Voyage LLC (an entity under common control with the Company), for the acquisition of the Supramax dry-bulk carrier, named Maiden Voyage, for cash consideration of $27,300 (including $626 in respect of the value of bunkers on board of the vessel at the time of its delivery to the Company on August 6, 2013). The Company recorded the acquisition at historical cost due to the fact that at the date the MOA was concluded the Company and Maiden Voyage LLC were under common control. The purchase price in excess of vessel’s historical book value at the date of acquisition of $705 is considered a preferential deemed dividend and is reflected as a reduction in net income available to Members in the accompanying 2013 combined statement of operations.

In July 2013, the Company entered into a MOA with an unrelated party for the acquisition of the Capesize dry-bulk carrier, named Big Bang (ex Cape Shanghai). The Company took delivery of the vessel on August 30, 2013.

In August 2013, the Company entered into a MOA with an unrelated party for the acquisition of the Supramax dry-bulk carrier, named Strange Attractor (ex Tokiwa Glory). The Company took delivery of the vessel on September 24, 2013.

In August 2013, the Company entered into a MOA with an unrelated party for the acquisition of the Capesize dry-bulk carrier, named Big Fish (ex Shining Star). The Company took delivery of the vessel on October 18, 2013.

In August 2013, the Company entered into an MOA with an unrelated party for the acquisition of the Capesize dry-bulk carrier, named Pantagruel (ex Pacific Confidence). The Company took delivery of the vessel on October 24, 2013.

In October 2013, the Company entered into an MOA with an unrelated party for the acquisition of the Capesize dry-bulk carrier, Kymopolia (ex Shiga), of which an advance of $2,750 was paid up to December 31, 2013, which is included within advances for vessel acquisition in the 2013 accompanying combined balance sheet. The remaining portion of the purchase price was paid in January 2014 upon the delivery of the vessel (Note 16(c)).

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Combined Financial Statements

For the year ended December 31, 2013 and the period from

October 4, 2012 through December 31, 2012

(Expressed in thousands of United States Dollars, unless otherwise stated)

In December 2013, the Company entered into an MOA with an unrelated party for the acquisition of the Kamsarmax dry-bulk carrier, Mercurial Virgo (ex Mineral Pearl). The vessel was delivered in February 2014 (Note 16(f)).

In December 2013, the Company entered into an MOA with an unrelated party for the acquisition of the Kamsarmax dry-bulk carrier, Pendulum (ex Christina Victory). The vessel was delivered in February 2014 (Note 16(f)).

6.	Advances for vessels under construction:

As of December 31, 2013 and 2012, Advances for vessels under construction reflect the advances paid to the shipyard for newbuilding vessels, capitalized interest and other capitalized costs relating to the supervision of the construction of these vessels. The amounts shown in the accompanying combined balance sheets are analyzed as follows:

	2013	2012
Advances to the shipyards	$95,667	$25,660
Bareboat capital leases—upfront fee	10,340	—
Capitalized interest on Members’ Loans	1,284	40
Other (Note 3)	148	—

Total	$107,439	$25,700

In September 2012, the Company agreed with a Japanese shipyard the construction of an 80,800 DWT Kamsarmax vessel (Hull HN 207-JMU (tbr Magnum Opus)). The vessel is expected to be delivered in May 2014.

In December 2012, the Company agreed with a Japanese shipyard the construction of two 182,000 DWT Capesize vessels (Hulls HN 213-JMU (tbr Peloreus) and HN 214-JMU (tbr Leviathan)). The vessels are expected to be delivered in July and August 2014.

In March 2013, the Company agreed with a Japanese shipyard the construction of an 182,000 DWT Capesize vessel (Hull HN 5017-JMU). The vessel is expected to be delivered in March 2015.

In May 2013, the Company agreed with a Chinese shipyard the construction of two 180,000 DWT Capesize vessels (Hulls HN 1312-SWS and HN 1313-SWS). The vessels are expected to be delivered in April and June 2015.

On May 17, 2013, the Company entered into separate bareboat charter party contracts with affiliates of New Yangzijiang shipyards for eight-year bareboat charters of four newbuilding 64,000 dwt Ultramax vessels (Hulls HN 1061, HN 1062, HN 1063 and HN 1064) being built at New Yangzijiang. The vessels are being constructed pursuant to four shipbuilding contracts entered into between four pairings of affiliates of New Yangzijiang. Each pair has one shipyard party (each, a “New YJ Builder”) and one ship-owning entity (each a “New YJ Owner”). Delivery to the Company of each vessel is deemed to occur upon delivery of the vessel to the New YJ Owner from the corresponding New YJ Builder. An amount of $20,680 for each vessel will be financed by the relevant New YJ Owner, to whom the Company will pay a pre-agreed daily bareboat charter hire rate on a 30-days advance basis. After each vessel’s delivery, the Company has monthly purchase options to acquire the vessel at pre-determined, amortizing-during-the-charter-period prices. On the eighth anniversary of the delivery of a vessel, the Company has the obligation to purchase the vessel at a purchase price of $6,000.

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Combined Financial Statements

For the year ended December 31, 2013 and the period from

October 4, 2012 through December 31, 2012

(Expressed in thousands of United States Dollars, unless otherwise stated)

Based on the applicable lease accounting guidance (ASC 840 “Leases”), the Company determined that the bareboat charters should be classified as capital leases. In addition, based on the lease agreement provisions, the Company is deemed to have substantially all of the construction period risk and accordingly is considered the owner of the vessels during the construction period, which will result in a deemed sale-leaseback transaction of the vessels to occur when construction of the asset is complete and the lease term begins. The financial liability related to these capital leases will be recognized upon each vessel’s delivery in 2015, concurrently with the recognition of the leased asset, pursuant to the applicable capital lease accounting guidance.

In June 2013, the Company agreed with a Chinese shipyard the construction of two 61,000 DWT Ultramax vessels (Hulls HN NE164-NACKS (tbr Honey Badger) and HN NE165-NACKS). The vessels are expected to be delivered in March 2015.

In June and July 2013, the Company agreed with a Chinese shipyard the construction of three 209,000 DWT Newcastlemax vessels (Hulls HN NE166-NACKS, HN NE167-NACKS and HN NE184-NACKS). The vessels are expected to be delivered in April, June and July 2015.

In July 2013, the Company agreed with a Chinese shipyard the construction of four 64,000 DWT Ultramax vessels (Hulls HN 1080, HN 1081, HN 1082 and HN 1083). The vessels are expected to be delivered during the third and fourth quarters of 2015.

In October 2013, the Company agreed with a Japanese shipyard the construction of two 182,000 DWT Capesize vessels (Hulls HN 5055-JMU and HN 5056-JMU). The vessels are expected to be delivered in July and August 2015.

On December 27, 2013, the Company entered into separate bareboat charter party contracts with affiliates of SWS shipyards for ten-year bareboat charters of five newbuilding 208,000 dwt Newcastlemax vessels (Hulls HN 1359, HN 1360, HN 1361, HN 1362 and HN 1363) being built at SWS. The vessels are being constructed pursuant to shipbuilding contracts entered into between five pairings of affiliates of SWS. Each pair has one shipyard party (each, an “SWS Builder”) and one ship-owning entity (each an “SWS Owner”). Delivery to the Company of each vessel is deemed to occur upon delivery of the vessel to the SWS Owner from the corresponding SWS Builder. An amount of $46,400 for each vessel will be financed by the relevant SWS Owner, to whom the Company will pay a daily bareboat charter hire rate payable monthly plus a variable amount corresponding to the LIBOR rate payable every six months and a one-time handling fee of $464. After each vessel’s delivery, the Company has monthly purchase options to acquire the vessel at pre-determined, amortizing-during-the-charter-period prices. At the end of the ten-year charter period for each vessel, the Company has the obligation to purchase the vessel at a purchase price of $13,919. Based on ASC 840, the Company determined that the bareboat contracts should be classified as capital leases. In addition, based on the lease agreement provisions, the Company is deemed to have substantially all of the construction period risk and accordingly is considered the owner of the vessels during the construction period, which will result in a deemed sale-leaseback transaction of the vessels to occur when construction of the asset is complete and the lease term begins. The financial liability related to these capital leases will be recognized upon each vessel’s delivery in 2015 and 2016, concurrently with the recognition of the leased asset, pursuant to the applicable capital lease accounting guidance.

Total purchase price of the aforementioned vessels is $1,078,677 (of which $393,400 is related to bareboat charter contracts discussed above) while the Company has also agreed to pay for extras under these contracts amounting to $11,848. As of December 31, 2013 and 2012, the Company has paid $106,007 (of which $10,340 is related to bareboat contracts discussed above) and $25,660, respectively.

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Combined Financial Statements

For the year ended December 31, 2013 and the period from

October 4, 2012 through December 31, 2012

(Expressed in thousands of United States Dollars, unless otherwise stated)

7.	Long-term debt:

On August 1, 2013, the Company entered into a $34,458 credit facility with ABN Amro N.V (the “ABN Facility”) in order to partially finance the acquisition cost of the vessels Obelix and Maiden Voyage. The loans under the ABN Facility were available in two tranches of $20,350 and $14,108, On August 6, 2013, the Company drew down the available tranches and paid an arrangement fee of $204.

On December 18, 2013, the ABN Facility was amended to add an additional loan of $53,000 to partially finance the acquisition cost of the vessels Big Bang (ex Cape Shanghai), Strange Attractor (ex Tokiwa Glory), Big Fish (ex Shining Star) and Pantagruel (ex Pacific Confidence). On December 20, 2013, the Company drew down the available tranches and paid an arrangement fee of $572.

The following table describes the various tranches of loans under the ABN Facility as of December 31, 2013:

Vessel	Date Drawn	Principal Amount	Quarterly Installments	Balloon Payment
Obelix	August 2013	$19,973	19 x $377 through August 2018	$12,813 due August 2018
Maiden Voyage	August 2013	$13,612	15 x $248 through September 2017	$9,900 due September 2017
Big Bang	December 2013	$16,000	20 x $450 through December 2018	$7,000 due December 2018
Strange Attractor	December 2013	$10,000	20 x $300 through December 2018	$4,000 due December 2018
Big Fish	December 2013	$13,500	20 x $550 through December 2018	$2,500 due December 2018
Pantagruel	December 2013	$13,500	20 x $550 through December 2018	$2,500 due December 2018

Loans outstanding under the ABN Facility bear interest at three-month LIBOR plus a margin ranging from 3.75% to 3.9% per annum.

The ABN Facility is secured by a first-priority ship mortgage on the financed vessels, general assignments, charter assignments, operating account assignments and a corporate guarantee executed by Oceanbulk Shipping LLC (the “Guarantor”). The ABN Facility contains a number of negative covenants, including limitations on additional indebtedness, additional liens on the collateral, restricted payments and changes in management and ownership. In addition, the ABN Facility contains the following financial maintenance covenants:

•	aggregate vessel value must exceed 140% of the aggregate principal amount of outstanding loans under the ABN Facility;

•	maximum consolidated adjusted market value leverage ratio of the Guarantor (defined as the Guarantor’s total liabilities to market value adjusted total assets, excluding Members’ Loans and available cash) of 70%;

•	minimum consolidated EBITDA of the Guarantor to interest coverage ratio of 2.0x, applicable after September 30, 2016; and

•	minimum liquidity of the higher of $1.0 million per collateral vessel or $0.5 million per other vessel owned by the Guarantor.

The ABN Facility also prohibits the Guarantor from paying dividends while a default has occurred and is continuing. The ABN Facility also contains cross-default provisions triggered by a payment default or the acceleration or cancelation by reason of default of indebtedness in excess of $5.0 million for the Guarantor’s indebtedness and $1.0 million for any borrower’s indebtedness.

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Combined Financial Statements

For the year ended December 31, 2013 and the period from

October 4, 2012 through December 31, 2012

(Expressed in thousands of United States Dollars, unless otherwise stated)

As of December 31, 2013, the Company was in compliance with the applicable covenants under the ABN Facility.

As of December 31, 2013, the following aggregate principal payments are required over the next five years and throughout the term of the ABN Facility:

Year ending December 31,	Amount
2014	$9,897
2015	9,897
2016	9,897
2017	19,550
2018	37,344

Total Debt	$86,585
Less: Long-term debt—current portion	$(9,897)

Long-term debt—non-current portion	$76,688

Interest expense for the year ended December 31, 2013 and the period from October 4, 2012 through December 31, 2012, amounted to $628 and $nil, respectively, and is included in Interest and finance costs in the accompanying combined statements of operations.

8.	Members’ Loans:

On October 9, 2012, the Members entered into a limited liability company agreement (the “Oceanbulk Shipping LLC Agreement”) with respect to Oceanbulk Shipping LLC, a limited liability company that was formed under the laws of the Republic of the Marshall Islands on October 4, 2012. On April 11, 2013, the Members entered into a similar limited liability company agreement (the “Oceanbulk Carriers LLC Agreement”) with respect to Oceanbulk Carriers LLC, a limited liability company that was formed under the laws of the Republic of the Marshall Islands on April 5, 2013.

According to the provisions of the Oceanbulk Shipping LLC Agreement and the Oceanbulk Carriers LLC Agreement, the Members could, from time to time, make investments in Oceanbulk Shipping LLC and Oceanbulk Carriers LLC either in form of capital contributions in exchange for the companies’ Class A Units or in the form of members’ loans (the “Members’ Loans”), evidenced by convertible notes (the “Convertible Notes”).

The Convertible Notes bear fixed interest at 2% per annum, accruing quarterly in arrears. The Convertible Notes are able to be converted, at any time following the election of the majority holders, in whole or in part (based on the principal amount converted, plus any accrued and unpaid interest) into Class A Units at a conversion price of $1 per Class A Unit. The conversion price is subject to certain adjustments triggered by reorganizations, recapitalizations, stock splits or other similar changes in the relevant capitalization of the Company. The Convertible Notes mature on December 31, 2042.

Based on the applicable accounting guidance for debt instruments (ASC 470 “Debt”) and for derivatives and hedging instruments (ASC 815 “Derivatives and Hedging”), the Company determined that all proceeds from any Members’ Loan should be reflected as debt within the Company’s non-current liabilities, with no bifurcation of any of the embedded features.

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Combined Financial Statements

For the year ended December 31, 2013 and the period from

October 4, 2012 through December 31, 2012

(Expressed in thousands of United States Dollars, unless otherwise stated)

The amounts shown in the accompanying combined balance sheets are analyzed as follows:

	2013	2012
Members’ Loans by Oaktree OBC Holdings LLC	$200,828	$61,022
Members’ Loans by Millennia LLC	22,314	6,780

Principal of Members’ Loans	$223,142	$67,802
Accrued Interest on Members’ Loans	2,863	208
Total	$226,005	$68,010

The Members had not exercised their conversion rights under the Convertible Notes as of December 31, 2013. Out of the total accrued interest as of December 31, 2013 and 2012, an amount of $1,284 and $40, respectively, has been capitalized and is reflected within “Advances for vessels under construction” in the accompanying combined balance sheets (Note 6). The remaining accrued interest of $1,412 and $167 in 2013 and for the period from October 4, 2012 through December 31, 2012, respectively, has been expensed and is separately reflected in the accompanying statements of operations.

On December 27, 2013, an amount of $18,000 was returned to the Members, representing funds contributed for vessel acquisitions as Members’ Loans that was not needed as a result of debt financing concluded subsequent to the vessel deliveries.

9.	Fair Value of Financial Instruments:

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

•	Cash and cash equivalents, restricted cash, accounts receivable, due from/to related parties and accounts payable: The carrying values reported in the combined balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term nature. The carrying value of these instruments is separately reflected in the accompanying balance sheets.

•	Long-term debt: The fair value of the ABN Facility discussed in Note 7 approximates the recorded value due to the variable interest rates payable. The carrying value of the loans as of December 31, 2013 and 2012 amounted to $86,585 and $nil, respectively.

•	Members’ Loans: Members’ Loans have a fixed rate. Interest is accrued quarterly and if not paid in cash, determined at the option of the majority of the holders, it increases the outstanding principal amount. The fair value of a Members’ Loan is not able to be reliably estimated due to the interest settlement options held by the Members (Note 8).

•	Derivative financial Instruments: The fair values of the Company’s derivative financial instruments presented in combined balance sheet equates to the amount that would be paid or received by the Company if the agreements were cancelled at the reporting date and is determined by primarily by observable inputs (i.e., LIBOR swap yield curves).

A fair value hierarchy that prioritizes the inputs used to measure fair value has been established by U.S. GAAP. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). This

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Combined Financial Statements

For the year ended December 31, 2013 and the period from

October 4, 2012 through December 31, 2012

(Expressed in thousands of United States Dollars, unless otherwise stated)

hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data;

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

10.	Derivative Financial Instruments:

Interest Rate Swaps

The Company is exposed to interest rate fluctuations associated with its current and expected variable rate borrowings and its objective is to manage the impact in the cash flows of its borrowings. In this respect, the Company uses interest rate swaps to manage net exposure to interest rate fluctuations related to these borrowings and to lower its overall borrowing costs.

During the third quarter of 2013, the Company entered into five interest rate swaps with Goldman Sachs Bank USA, effective from October 1, 2014. The swaps mature on April 1, 2018. Under the five swaps, the Company will make quarterly payments to the counterparty at fixed rates ranging between 1.79% to 2.07% per annum, based on an aggregate notional amount beginning at $186,307, and increasing up to $461,264 during the period from July 1, 2015 to October 1, 2015. The counterparty will make quarterly floating rate payments at three-month US$ LIBOR to the Company based on the same notional amount. For the year ended December 31, 2013, the swaps were not designated as accounting hedges and accordingly changes in their fair value as of December 31, 2013 of $1,423 are reported in earnings as a Loss on Derivative Financial Instruments, with the outstanding fair value (based on Level 2 inputs of the fair value hierarchy) as of the same date being separately reflected as Derivative Financial Instruments within current and non current liabilities.

11.	Members’ Equity:

Members’ equity consists of one Class B unit of no par value, held by Oaktree OBC Holdings LLC.

According to the provisions of the Oceanbulk Shipping LLC Agreement and the Oceanbulk Carriers LLC Agreement, except as otherwise provided under the laws of Marshall Islands or mutually agreed between the Members in writing, no Member shall have any personal liability whatsoever in such Member’s capacity as a Member, whether to the Company, to any of the other Members, to the creditors of the Company or to any other third party, for the debts, liabilities, commitments or other obligations of the Company or for any losses of the Company.

12.	Commitments and Contingencies:

a)

Various claims, suits, and complaints, including those involving government regulations and product liability, may arise in the ordinary course of our shipping activities. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Combined Financial Statements

For the year ended December 31, 2013 and the period from

October 4, 2012 through December 31, 2012

(Expressed in thousands of United States Dollars, unless otherwise stated)

Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying combined financial statements. The Company is a member of a protection and indemnity association, or P&I Club that is a member of the International Group of P&I Clubs, which covers its third party liabilities in connection with its shipping activities. A member of a P&I Club that is a member of the International Group is typically subject to possible supplemental amounts or calls, payable to its P&I Club based on its claim records as well as the claim records of all other members of the individual associations, and members of the International Group. Currently, management is not aware of any such supplementary calls for 2013 and the period from October 4, 2012 through December 31, 2013. The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying combined financial statements. The Company’s protection and indemnity (P&I) insurance coverage for pollution is $1 billion per vessel per incident.

b)	The following table sets forth the future, minimum, non-cancellable charter revenue and purchase commitments as of December 31, 2013:

(+):collections, (-):payments	2014	2015	2016	2017	2018	2019 and thereafter	Total
Future, minimum, non-cancellable charter revenue(1)	3,518	—	—	—	—	—	3,518
Purchase commitments(2)	(219,069)	(454,370)	—	—	—	—	(673,439)
Bareboat capital leases—upfront fee(3)	(49,515)	(24,315)	—	—	—	—	(73,830)
Bareboat capital leases—charterhire(3)	—	(9,033)	(25,304)	(31,444)	(31,413)	(318,732)	(415,926)

Total	(265,066)	(487,718)	(25,304)	(31,444)	(31,413)	(318,732)	(1,159,677)

(1)	The amounts represent the minimum contractual gross charter revenues to be generated from the existing, as of December 31, 2013, non-cancellable time and freight charter until their expiration, assuming no off-hire days other than those related to scheduled interim and special surveys of the vessels.
(2)	The amounts represent the Company’s remaining obligations up to December 31, 2013 under the concluded acquisition of secondhand vessels discussed in Note 5 for vessels Kymopolia (ex Shiga), Mercurial Virgo (ex Mineral Pearl) and Pendulum (ex Christina Victory) as well as under the pipeline of the Company’s newbuilding program discussed in Note 6, excluding those applicable under the bareboat lease agreements classified as capital leases.
(3)	The amounts represent the Company’s commitments under the bareboat lease arrangements under the upfront fee and the charter hire, gross of any address commissions the Company may be entitled to, respectively, discussed in Note 6.

13.	Income Taxes

Effective January 1, 2013 onwards, each foreign flagged vessel managed in Greece by Greek or foreign ship management companies are subject to Greek tonnage tax, under the laws of the Greek Republic, Oceanbulk Maritime (Note 3), the commercial manager of the Company’s vessels, which is established in Greece under Greek Law 89/67 is responsible for the filing and payment of the respective tonnage tax on behalf the Company.

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Combined Financial Statements

For the year ended December 31, 2013 and the period from

October 4, 2012 through December 31, 2012

(Expressed in thousands of United States Dollars, unless otherwise stated)

In addition, under the laws of the Marshall Islands, the country of the vessels’ registration, the shipowning companies are subject to registration tonnage taxes. Registration and tonnage taxes are included in vessel operating expenses in the accompanying combined statements of operations.

Under the laws of Marshall Islands, the country of the Company’s incorporation, the Company is not subject to tax on its international shipping income.

Pursuant to Section 883 of the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the Company operating the ships meets both of the following requirements, (a) the Company is organized in a foreign country that grants an equivalent exception to corporations organized in the United States and exempts the type of income earned by the vessel owing Company and (b) either (i) more than 50% of the value of the Company’s stock is owned, directly or indirectly, by individuals who are “residents” of the Company’s country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States (50% Ownership Test) or (ii) the Company’s stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States (Publicly-Traded Test). Additionally, the Company must meet all of the documentation requirements as outlined in the Section 883 regulations.

Oceanbulk Shipping LLC and Oceanbulk Carriers LLC and their consolidated subsidiaries are limited liability companies and have made an election to be treated as disregarded entities for U.S. federal income tax purposes and accordingly are not subject to U.S. federal income taxes on their U.S. source income. Any U.S. source Shipping Income generated by the Company is passed through to its Members in proportion to their ownership of the Company and it is the Members that are subject to U.S. federal income taxes. The Company generated no U.S. source Shipping Income during 2013 and 2012.

14.	Voyage and Vessel Operating expenses:

The amounts in the accompanying combined statements of operations are analyzed as follows:

	2013	2012
Voyage expenses
Bunkers	$2,999	$1,222
Commissions	614	74
Port Expenses	369	135
Cargo Expenses	35	—

	$4,017	$1,431

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Combined Financial Statements

For the year ended December 31, 2013 and the period from

October 4, 2012 through December 31, 2012

(Expressed in thousands of United States Dollars, unless otherwise stated)

	2013	2012
Vessel Operating expenses
Crew wages and related costs	$2,611	$268
Stores, Spares, Repairs and Maintenance	1,672	156
Insurances	407	39
Lubricants	459	36
Tonnage taxes	119	1
Other	874	74

	$6,142	$574

15.	Interest and Finance Costs:

The amounts in the accompanying combined statements of operations are analyzed as follows:

	2013	2012
Interest on long-term debt (Note 7)	$628	$—
Amortization of deferred finance fees	23	—
Other bank and finance charges	135	—

	$786	$—

16.	Subsequent Events:

The following events and transactions occurred after the balance sheet date and up to the date these financial statements were evaluated, April 2, 2014:

a)	Loan payments: Subsequent to December 31, 2013, the Company paid regular loan installments amounting to $2,474 in total.

b)	Payment for newbuilding vessels: On January 14, 2014, the Company paid $3,090 for scheduled capital commitments under one of its newbuilding Kamsarmax (Hull HN 207-JMU (tbr Magnum Opus)) discussed in Note 6. In addition, on March 7, 2014, the Company paid $3,090 and $4,870, respectively, for scheduled capital commitments under two of its newbuilding vessels (Hull No HN 207-JMU (tbr Magnum Opus) and HN 213-JMU (tbr Peloreus)) discussed in Note 6.

c)	Delivery of vessel Kymopolia: On January 30, 2014 the Company took delivery of vessel Kymopolia (ex Shiga).

d)	Payment of upfront amounts under the bareboat charter agreements: On January 29, 2014, the Company paid an upfront amount of $29,000 and an arrangement fee of $1,160 under its bareboat charter agreements relating to the newbuilding vessels Hulls HN 1359, HN 1360, HN 1361, HN 1362 and HN 1363, discussed in Note 6.

e)	Acquisition of two secondhand vessels: On January 24, 2014, the Company entered into two MOAs with an unrelated party for the acquisition of two Post-Panamax dry-bulk carriers, named Amami (ex GL Xiushan) and Madredeus (ex GL Zoushan). On February 13, 2014 and February 21, the Company took delivery of the vessels.

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Combined Financial Statements

For the year ended December 31, 2013 and the period from

October 4, 2012 through December 31, 2012

(Expressed in thousands of United States Dollars, unless otherwise stated)

f)	Delivery of vessels Mercurial Virgo and Pendulum: On February 28, 2014 the Company took delivery of the Mercurial Virgo (ex Mineral Pearl) and on March 20, 2014 the Company took delivery of the Pendulum (ex Christina Victory).

During the period from January 1, 2014 to March 20, 2014, the Company paid in aggregate, the amount of $135,013 with respect to the acquisition of vessels Kymopolia, Amami, Madredeus, Mercurial Virgo and Pendulum, discussed in Notes 16c), e) and f) above, as well as an amount of $1,825 for bunkers on board.

g)	Investment in Heron Ventures Ltd: On February 19, 2014, Oceanbulk Shipping LLC provided $3,149 and €14.9 million of capital in the form of a convertible loan (each a “Convertible Loan”) to Heron Ventures Ltd. (“Heron”), a limited liability company incorporated in Malta whose sole stockholder was ABY Group Holding Limited (itself a joint venture between Augustea Bunge Maritime Limited and York Capital Management). The Convertible Loan is convertible into 50% of the outstanding equity of Heron, so upon conversion of the Convertible Note, Heron would be a 50-50 joint venture between Oceanbulk Shipping LLC and ABY Group Holding Limited. The purpose of the Convertible Loan was to partially finance the acquisition out of bankruptcy of Deiulemar Shipping SpA (“Deiulemar”), an operator of 12 dry bulk vessels (the “Deiulemar Fleet”). On February 13, 2014, Heron entered into a $95,200 loan agreement (the “CIT Facility”) with CIT Finance LLC, which is severally guaranteed on a 50-50, unsecured basis by Oceanbulk Shipping LLC and ABY Group Holding Limited. The CIT Facility is divided into two portions, a “Core Portion” of $65,200 and a “Non-Core Portion” of $30,000. The Core Portion is secured by four vessels (the “Core Vessels”), consisting of three Kamsarmax vessels and one Capesize vessel intended to be retained by Heron (or its equityholders), and matures in June 2019. The Non-Core Portion is secured by eight vessels (the “Non-Core Vessels”) of various sizes. Interest accrues on the CIT Facility at a rate of 5.50% per annum so long as the Non-Core Portion is outstanding and 4.25% per annum if the Non-Core Portion is no longer outstanding. The Core Portion is subject to scheduled quarterly amortization payments of $1,563, beginning on June 30, 2014, and the Non-Core Portion is not subject to scheduled amortization. Heron may voluntarily prepay the outstanding principal amount of the loans under the CIT Facility at any time, subject to a prepayment premium of 2% during the first year and 1% during the second year.

Upon a sale or loss of a Core Vessel, the Core Portion must be prepaid based on a scheduled release price for the Core Vessel. Upon a sale or loss of a Non-Core Vessel, the net proceeds must be used to prepay the Non-Core Portion and then applied to the budgeted cost of intermediate surveys during 2014 of the Core Vessels. The CIT Facility contains the following financial covenants that Heron must comply with:

•	a minimum cash balance at all times of $1,000 per Core Vessel;

•	minimum liquidity at all times of $185 per Non-Core Vessel;

•	minimum Fixed Charge Coverage Ratio (as defined therein and calculated based on annualized EBITDA less capital expenditures divided by the debt service for the relevant period) of 1.10x, measured quarterly after the quarter ending on March 31, 2015;

•	Core Portion minimum asset coverage test (tested semiannually starting on September 30, 2014), which requires that each Core Vessel’s charter-free FMV be not less than 140% (150% after the quarter ending March 31, 2016) of the Core Portion balance outstanding against it; and

•	Non-Core Portion minimum asset coverage test (tested semiannually starting on September 30, 2014), which requires that the aggregate of the charter-free FMVs of the Core Vessels be not less than 140% of the Non-Core Portion outstanding.

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Combined Financial Statements

For the year ended December 31, 2013 and the period from

October 4, 2012 through December 31, 2012

(Expressed in thousands of United States Dollars, unless otherwise stated)

Under the CIT Facility, Heron may only make quarterly distributions to its members from accumulated unrestricted excess cash in operating accounts so long as no event of default has occurred and is continuing or would occur as a result of such distribution, so long as (i) the Non-Core Portion has been paid in full, (ii) an amount corresponding to the budgeted cost of all 2014 Core Vessel intermediate surveys has been deposited in a restricted account at CIT and (iii) the outstanding amount under the CIT Facility does not exceed 60% of the combined FMV of the vessels owned by Heron.

On March 10, 2014, deeds of transfer in respect of the vessels in the Deiulemar Fleet were executed in favor of Heron.

h)	Additional Members’ Loans: Subsequent to December 31, 2013, the Company received a total amount of $181,200 in the form of Members’ Loans to fund part of the aforesaid subsequent events and transactions.

i)	Deutsche Bank Facility Term Sheet: On March 11, 2014, the Company executed a binding term sheet with Deutsche Bank AG Filiale Deutschlandgeschäft (the “Deutsche Bank Facility”) for financing in an aggregate amount of $85,000, which will partially finance the construction cost of one Kamsarmax bulk carrier currently under construction at JMU (Hull HN 207-JMU (tbr Magnum Opus)) with expected delivery in June 2014, and two Capesize bulk carriers currently under construction at JMU (Hulls HN 213-JMU (tbr Peloreus) and HN 214-JMU (tbr Leviathan)), with expected deliveries in July and August 2014, respectively. The definitive documentation is expected to be concluded no later than May 25, 2014. One loan, which matures five years after the drawdown date, can be drawn for each vessel being financed. Each loan is subject to 19 quarterly amortization payments equal to 1/60th of the loan amount, with the 20th payment equal to the remaining amount outstanding on the loan. The loans will bear interest at three-month LIBOR plus a margin of 3.4% per annum. The Deutsche Bank Facility will be secured by first priority cross-collateralized ship mortgages on the financed vessels, charter assignments, insurance and earnings assignments and a corporate guarantee executed by Oceanbulk Shipping LLC (the “Guarantor”). The Deutsche Bank Facility will include certain negative covenants, including limitations on changes of ownership or control, additional indebtedness and the payment of dividends or other distributions until March 31, 2015, after which the Company may only pay dividends if no event of default has occurred or is continuing. The Deutsche Bank Facility also requires that the aggregate fair market value of the financed vessels exceeds 130% of the outstanding loans under the Deutsche Bank Facility. The Deutsche Bank Facility will include also the following financial maintenance covenants, which are applicable to the Guarantor:

•	maximum ratio of total liabilities to total assets (on a market value adjusted basis) of less than 70%;

•	minimum EBITDA to interest ratio of 2.0x, tested annually for 2014 and 2015, and 2.5x thereafter; and

•	minimum liquidity of the greater of (x) $10,000 and (y) $500 in unencumbered cash per vessel directly or indirectly owned by the Guarantor.

j)

CEXIM Facility Term Sheet: On March 21, 2014, the Company executed a binding term sheet with the Export-Import Bank of China (the “CEXIM Facility”) for financing in an aggregate amount of $57,360, which will be available in two tranches of $28,680, to partially finance the construction cost of two Capesize bulk carriers currently under construction at SWS (Hulls HN 1312-SWS and HN 1313-SWS), with expected delivery in April and June 2015, respectively. Each tranche will mature ten years from the delivery date of the last delivered financed vessel and will be repayable in 20 semi-annual installments of $1,147 plus a balloon payment of $5,736, the first installment being due on the first January 21 or July 21 six months after the delivery of each vessel. The loan will bear interest at six-month LIBOR plus a margin of 3.25% per

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Combined Financial Statements

For the year ended December 31, 2013 and the period from

October 4, 2012 through December 31, 2012

(Expressed in thousands of United States Dollars, unless otherwise stated)

annum. The CEXIM Facility will be secured by first priority cross-collateralized ship mortgages on the financed vessels, charter assignments, insurance and earnings assignments and a corporate guarantee executed by Oceanbulk Shipping LLC the Guarantor. The CEXIM Facility will include certain negative covenants, including limitations on changes of ownership or control. The CEXIM Facility also requires that the aggregate value of the financed vessels exceeds 125% of the outstanding loans under the CEXIM Facility and that each vessel owning company must maintain minimum cash of not less than $500. The CEXIM Facility will include the following financial maintenance covenants, which are applicable to the Guarantor:

•	minimum equity ratio calculated based on book value of equity to total book value of assets of no less than 30%;

•	minimum book value of equity of not less than $250,000 after December 31, 2015; and

•	minimum liquidity of $500 in unencumbered cash per vessel directly or indirectly owned by the Guarantor.

k)	HSBC Facility: On April 1, 2014, the Company executed a binding term sheet with HSBC Bank plc. (the “HSBC Facility”) for financing in an aggregate amount of $86,600, to partially finance the acquisition cost of the second hand vessels Kymopolia (ex Shiga), Mercurial Virgo (ex Mineral Pearl), Pendulum (ex Christina Victory), Amami (ex GL Xiushan) and Madredeus (ex GL Zaishan), all of which have been delivered. The loan will be available in five tranches, will mature 59 months from the drawdown date and will be repayable in 20 quarterly installments, commencing three months after the drawdown, of $1,555 plus a balloon payment of $55,500 due together with the last installment. The loan will bear interest at LIBOR plus a margin of 3.3% per annum, as long as the fair value of the vessels to the outstanding loan ratio (“ACR”) exceeds 143% or 4.10% per annum, as long as the ACR falls below 143%. The HSBC Facility will be secured by first priority mortgage over the financed vessels, general and specific assignments and a corporate guarantee executed by the Guarantor.

The HSBC Facility will include certain negative covenants, including limitations on changes of ownership or control, other than as part of an initial public offering and as long as the borrowers are not in an event of default and shareholding thresholds applicable to the Pappas family interests. It will also include dividend restrictions if the ACR falls below 143% while it will also require that the aggregate ACR exceeds 135% and minimum free liquidity to be maintained by the borrowers in the aggregate of $2,500. In addition, a portion of 10% of the initial HSBC Facility shall be prepaid from the proceeds of the first capital increase of the Guarantor after January 1, 2016. The HSBC Facility will include the following financial maintenance covenants, which are applicable to the Guarantor:

•	maximum leverage ratio (calculated based on long term debt net of any free deposit balances divided by market value adjusted total assets) not to exceed 70%;

•	minimum EBITDA to interest ratio of 2.0x, in relation to the proceeding four fiscal quarters, effective from the second anniversary of the execution date; and

•	minimum liquidity to exceed $500 in free cash balances per vessel owned by the Guarantor.

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Combined Balance Sheets,

March 31, 2014 (unaudited) and December 31, 2013

(Expressed in thousands of U.S. Dollars, unless otherwise stated)

ASSETS	March 31, 2014	March 31, 2014	December 31, 2013
	(pro-forma Note 9)	(historical)	(historical)
CURRENT ASSETS:
Cash and cash equivalents	$1,667	$1,667	$29,979
Restricted Cash (Note 8)	190	190	193
Accounts receivable trade	7,547	7,547	2,966
Inventories (Note 5)	5,674	5,674	3,736
Prepayments and other	969	969	722
Due from related parties (Note 3)	—	—	181
Current portion of deferred charges, net	217	217	225

Total current assets	16,264	16,264	38,002

FIXED ASSETS:
Advances for vessels’ acquisitions (Note 6)	—	—	2,750
Advances for vessels under construction (Note 7)	149,465	149,465	107,439
Vessels, net (Note 6)	287,604	287,604	151,994

Total fixed assets, net	437,069	437,069	262,183

OTHER NON CURRENT ASSETS:
Convertible Loan receivable (Note 4)	23,680	23,680	—
Restricted Cash (Note 8)	6,000	6,000	6,000
Deferred charges, net	478	478	528

Total other non current assets	30,158	30,158	6,528

Total assets	$483,491	$483,491	$306,713

LIABILITIES AND MEMBERS’ EQUITY:
CURRENT LIABILITIES:
Current portion of long-term debt (Note 8)	$9,897	$9,897	$9,897
Accounts payable, trade	3,830	3,830	883
Accounts payable, other	512	512	74
Unearned revenue	538	538	—
Accrued liabilities	2,536	2,536	4,123
Due to related parties (Note 3)	676	676	148
Derivative financial instruments (Note 11)	1,478	1,478	828

Total current liabilities	19,467	19,467	15,953

Long-term debt (Note 8)	74,214	74,214	76,688
Members’ Loans (Notes 3, 9 and 16)	—	408,838	226,005
Derivative financial instruments (Note 11)	1,061	1,061	595

Total non current liabilities	75,275	484,113	303,288

Total liabilities	94,742	503,580	319,241

Commitments and contingencies (Note 13)	—	—	—
MEMBERS’ EQUITY:
Members’ Capital (nil Class A Units and 1 Class B Units as of March 31, 2014 and December 31, 2013 on a historical basis, 415,037 Class A Units and 1 Class B Units on a pro forma basis (Notes 9 and 12))	408,838	—	—
Accumulated deficit	(20,089)	(20,089)	(12,528)

Total Members’ equity	388,749	(20,089)	(12,528)

Total liabilities and Members’ equity	$483,491	$483,491	$306,713

The accompanying notes are an integral part of these

unaudited interim combined financial statements.

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Unaudited Interim Combined Statements of Operations

For the three month periods ended March 31, 2014 and 2013

(Expressed in thousands of U.S. Dollars, unless otherwise stated)

	2014	2014	2013
	(pro-forma Note 9)
REVENUES:
Voyage revenues	$10,613	$10,613	$2,100

Total revenues	10,613	10,613	2,100

EXPENSES:
Voyage expenses (Note 14)	(4,919)	(4,919)	(1,678)
Vessel operating expenses (Note 14)	(5,533)	(5,533)	(476)
Management fees (Note 3)	(548)	(548)	(68)
Depreciation (Note 6)	(2,153)	(2,153)	(329)
Dry-docking and special survey costs	(725)	(725)	—
General and administrative expenses to related parties (Note 3)	(1,207)	(1,207)	(920)
General and administrative expenses	(26)	(26)	(2)

Total Expenses	(15,111)	(15,111)	(3,473)

Operating loss	(4,498)	(4,498)	(1,373)

OTHER INCOME (EXPENSES):
Interest and finance costs (Note 15)	(964)	(964)	(4)
Interest on Members’ Loans (Notes 3 & 9)	—	(966)	(212)
Loss on derivative financial instruments (Note 11)	(1,116)	(1,116)	—
Other, net	(17)	(17)	3

Total other expenses, net	(2,097)	(3,063)	(213)

Net loss	$(6,595)	$(7,561)	$(1,586)

The accompanying notes are an integral part of these

unaudited interim combined financial statements.

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Unaudited Interim Combined Statements of Members’ Equity

For the three month periods ended March 31, 2014 and 2013

(Expressed in thousands of U.S. Dollars, unless otherwise stated)

	Members’ Capital Contributions	Accumulated Deficit	Total Members’ Equity
Balance, December 31, 2012	$—	$(1,408)	$(1,408)

- Net loss	—	(1,586)	(1,586)

Balance, March 31, 2013	$—	$(2,994)	$(2,994)

Balance, December 31, 2013	$—	$(12,528)	$(12,528)

- Net loss	—	(7,561)	(7,561)

Balance, March 31, 2014	$—	$(20,089)	$(20,089)

The accompanying notes are an integral part of these

unaudited interim combined financial statements.

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Unaudited Interim Combined Statements of Cash Flows

For the three month periods ended March 31, 2014 and 2013

(Expressed in thousands of U.S. Dollars, unless otherwise stated)

	March 31, 2014	March 31, 2013
Cash Flows used in Operating Activities:
Net loss	$(7,561)	$(1,586)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,153	329
Amortization of deferred financing fees	58	—
Loss on derivative financial instruments	1,116	—
Accrued interest expense on Members’ Loans	966	212
Changes in operating assets and liabilities:
(Increase)/Decrease in:
Accounts receivable, trade	(4,581)	1,070
Inventories	(1,938)	(430)
Prepayments and other	(247)	(170)
Due from related parties	181	(1,957)
Increase/(Decrease) in:
Accounts payable, trade	2,947	1,889
Accounts payable, other	438	210
Unearned revenue	538	—
Accrued liabilities	(1,587)	(99)
Due to related parties	528	(147)

Net Cash used in Operating Activities	$(6,989)	$(679)

Cash Flows used in Investing Activities:
Acquisition of vessels	(135,013)	—
Advances for vessels under construction	(41,359)	(9,840)
Investment in Convertible loan in Heron	(23,680)	—

Net cash used in Investing Activities	$(200,052)	$(9,840)

Cash Flows used in Investing Activities:
Decrease in Restricted cash	3	—
Repayment of long-term debt	(2,474)	—
Proceeds from Members’ Loans	181,200	9,840

Net cash from Financing Activities	$178,729	$9,840

Net increase in cash and cash equivalents	(28,312)	(679)
Cash and cash equivalents at beginning of period	29,979	1,148

Cash and cash equivalents at end of the period	$1,667	$469

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Bank loan Interest	$889	$—

The accompanying notes are an integral part of these

unaudited interim combined financial statements.

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Unaudited Interim Combined Financial Statements

For the three month periods ended March 31, 2014 and 2013

(Expressed in thousands of United States Dollars, unless otherwise stated)

1.	Basis of Presentation and General Information:

The accompanying unaudited interim combined financial statements include the consolidated accounts of Oceanbulk Shipping LLC and Oceanbulk Carriers LLC and their wholly owned subsidiaries. Oceanbulk Shipping LLC and Oceanbulk Carriers LLC were formed under the laws of the Republic of the Marshall Islands on October 4, 2012 and April 5, 2013, respectively, in view of separate limited liability agreements entered between Oaktree OBC Holdings LLC (“Oaktree”) and Millennia Limited Liability Company (“Millennia” and, together with Oaktree, the “Members”) with Oceanbulk Shipping LLC dated October 9, 2012 and with Oceanbulk Carriers LLC dated April 11, 2013. Oceanbulk Shipping LLC and Oceanbulk Carriers LLC and their wholly owned subsidiaries are herein referred to collectively as the “Company”. Oaktree currently exerts control over the Company’s operations through its 90% ownership interest. The pro forma presentation gives effect to the change in the capitalization occurred subsequent to the balance sheet date, on May 28, 2014, following the conversion of Members’ Loans to 415,037 Class A Membership Units as further discussed in Note 9 and 16. The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and operation of the following bulk carrier vessels:

	Vessel name	Type	DWT	Built/ Delivery
Existing fleet
1.	Obelix	Capesize	181,433	2011	(2)
2.	MaidenVoyage	Supramax	58,722	2012	(2)
3.	Big Bang (ex Cape Shanghai)	Capesize	174,109	2007	(2)
4.	StrangeAttractor (ex Tokiwa Glory)	Supramax	55,742	2006	(2)
5.	Big Fish (ex Shining Star)	Capesize	177,662	2004	(2)
6.	Pantagruel(ex Pacific Confidence)	Capesize	180,181	2004	(2)
7.	Kymopolia(ex Shiga)	Capesize	176,990	2006	(2)
8.	MercurialVirgo (ex Mineral Pearl)	Kamsarmax	81,545	2013	(2)
9.	Pendulum(ex Christina Victory)	Kamsarmax	82,619	2006	(2)
10.	Amami(ex GL Xiushan)	Post-Panamax	98,681	2011	(2)
11.	Madredeus(ex GL Zoushan)	Post-Panamax	98,681	2011	(2)
Newbuilding fleet
12.	HN 207-JMU (tbr Magnum Opus) (Note 16)	Kamsarmax	81,022	2014	(3)
13.	HN 213-JMU (tbr Peloreus)	Capesize	182,000	2014	(3)
14.	HN 214-JMU (tbr Leviathan)	Capesize	182,000	2014	(3)
15.	HN 5017-JMU	Capesize	182,000	2015	(3)
16.	HN 5055-JMU	Capesize	182,000	2015	(3)
17.	HN 5056-JMU	Capesize	182,000	2015	(3)
18.	HN 1312-SWS	Capesize	180,000	2015	(3)
19.	HN 1313-SWS	Capesize	180,000	2015	(3)
20.	HN NE166-NACKS	Newcastlemax	209,000	2015	(3)
21.	HN NE167-NACKS	Newcastlemax	209,000	2015	(3)
22.	HN NE184-NACKS	Newcastlemax	209,000	2015	(3)
23.	HN NE164-NACKS (tbr Honey Badger)	Ultramax	61,000	2015	(3)
24.	HN NE165-NACKS	Ultramax	61,000	2015	(3)
25.	HN 1359(1)	Newcastlemax	208,000	2015	(3)
26.	HN 1360(1)	Newcastlemax	208,000	2015	(3)
27.	HN 1361(1)	Newcastlemax	208,000	2016	(3)
28.	HN 1362(1)	Newcastlemax	208,000	2016	(3)

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Unaudited Interim Combined Financial Statements

For the three month periods ended March 31, 2014 and 2013

(Expressed in thousands of United States Dollars, unless otherwise stated)

	Vessel name	Type	DWT	Built/ Delivery
29.	HN 1363(1)	Newcastlemax	208,000	2016	(3)
30.	HN 1061(1)	Ultramax	64,000	2015	(3)
31.	HN 1062(1)	Ultramax	64,000	2015	(3)
32.	HN 1063(1)	Ultramax	64,000	2015	(3)
33.	HN 1064(1)	Ultramax	64,000	2015	(3)
34.	HN 1080	Ultramax	64,000	2015	(3)
35.	HN 1081	Ultramax	64,000	2015	(3)
36.	HN 1082	Ultramax	64,000	2015	(3)
37.	HN 1083	Ultramax	64,000	2015	(3)

(1)	Chartered under bareboat lease arrangement that qualifies as an accounting capital lease (Note 7).
(2)	Year of construction
(3)	Year of expected delivery

During the three month periods ended March 31, 2014 and 2013, charterers that individually accounted for more than 10% of the Company’s voyage revenues were as follows:

Charterer	2014	2013
A	55%	2%
B	12%	—
C	—	98%

The outstanding accounts receivable balance of these two charterers the accounted for more than 10% of the Company’s three month period ended March 31, 2014 revenue was $0.6 million.

2.	Significant Accounting policies:

The accompanying unaudited interim combined financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited interim combined financial statements have been prepared on the same basis and should be read in conjunction with the financial statements for the year ended December 31, 2013 and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the three month period ended March 31, 2014 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2014. A discussion of the Company’s significant accounting policies can be found in the audited combined financial statements for the fiscal year ended December 31, 2013. There have been no material changes to these policies in the three month period ended March 31, 2014.

The combined balance sheet as of December 31, 2013 has been derived from the audited combined financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Unaudited Interim Combined Financial Statements

For the three month periods ended March 31, 2014 and 2013

(Expressed in thousands of United States Dollars, unless otherwise stated)

3.	Transactions with Related Parties:

Transactions and balances with related parties are as follows:

Balance Sheet

	March 31, 2014	December 31, 2013
Assets
Starbulk S.A	$—	$181

Total Assets	$—	$181

Liabilities
Members’ Loans (Note 9)	$408,838	$226,005
Starbulk S.A	383	—
Oceanbulk Maritime S.A and its affiliated entities	293	148

Total Liabilities	$409,514	$226,153

	March 31, 2014	March 31, 2013
Statement of Operations
Interest on Members’ Loans (Note 9)	$(966)	$(212)
Management fees to Starbulk S.A	(548)	(68)
Administrative Expenses to Oceanbulk Maritime S.A and its affiliated entities	(1,207)	(920)

Total Expenses to Related Parties	$(2,721)	$(1,200)

Management Agreements with Starbulk S.A

Each of the Company’s existing vessels is subject to a vessel management and operating agreement with Starbulk S.A, a subsidiary of Star Bulk Carriers Corp, (“Star Bulk”) which was founded by the Company’s Chief Executive Officer (who currently is the non-executive chairman of Star Bulk’s board of directors). In addition, affiliates of Oaktree beneficially own 19.9% of Star Bulk’s outstanding voting common stock. Pursuant to the terms of these agreements, Starbulk S.A provides management services, including but not limited to technical, crew and accounting services, to the Company’s vessels in exchange for a fixed daily management fee of $0.75 per vessel, for a period beginning upon vessel’s delivery and until the termination of the agreement. The agreement will terminate upon the expiration of a two month period from the delivery of a written notice by either party to the other. During the three month periods ended March 31, 2014 and 2013, Management fees under these agreements amounted to $548 and $68, respectively, and are separately reflected in the accompanying unaudited interim combined statements of operations. As of March 31, 2014, an amount of $383 was due to Starbulk S.A, while as of December 31, 2013, an amount of $181 was due from Starbulk S.A, both amounts included in Due to and Due from related parties, respectively, in the accompanying unaudited interim combined balance sheets.

Commercial Management Agreements with Oceanbulk Maritime S.A and its affiliated entities

The Company has entered into a management agreement with Oceanbulk Maritime S.A (“Oceanbulk Maritime”), the parent company of Millennia. Pursuant to the terms of the agreement, Oceanbulk Maritime provides

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Unaudited Interim Combined Financial Statements

For the three month periods ended March 31, 2014 and 2013

(Expressed in thousands of United States Dollars, unless otherwise stated)

commercial and administrative services to the Company. During the three month periods ended March 31, 2014 and 2013, administrative fees under the respective agreements amounted to $1,207 and $920, respectively and are included in General and administrative expenses to related parties in the accompanying unaudited interim combined statements of operations, while $293 and $148, respectively, were capitalized within Advances for vessels under construction. As of March 31, 2014 and December 31, 2013, an amount of $293 and $148, respectively, were due to Oceanbulk Maritime and are included in Due to related parties in the accompanying unaudited interim combined balance sheets.

Provision of certain guarantees by Oceanbulk Maritime

Oceanbulk Maritime has provided performance guarantees under the bareboat charter agreements relating to the newbuilding vessels with hull numbers HN 1061, HN 1062, HN 1063 and HN 1064 discussed in Note 7. In addition, Oceanbulk Maritime has also provided performance guarantees under the shipbuilding contracts for the newbuilding vessels with hull numbers HN 207-JMU (tbr Magnum Opus), HN 213-JMU (tbr Peloreus), HN 214-JMU (tbr Leviathan), HN 5017-JMU, HN 5055-JMU, HN 5056-JMU, HN NE164-NACKS (tbr Honey Badger), HN NE165-NACKS, HN NE166-NACKS, HN NE167-NACKS and HN NE184-NACKS, discussed in Note 7. All of the performance guarantees described above have been counter-guaranteed by the Company.

Awarded profit interests

Pursuant to an agreement with affiliates of Oaktree, Oceanbulk Maritime S.A. and certain members of the Company’s senior management are eligible for a share of the profits of Oaktree, subject to Oaktree and its affiliates achieving certain internal rate of return and capital multiples on their original investment in the Company. This award will be payable only by affiliates of Oaktree so the Company will not be responsible for making such payments. Nevertheless, when award payments vest or are deemed probable to vest and are required to be made under the agreement with respect to the Company, a non-cash compensation expense will be reflected in the Company’s General and administrative expenses, with a corresponding increase in the Company’s equity as a deemed contribution from the Company’s stockholders. As of March 31, 2014 and December 31, 2013, this award had not vested.

4.	Convertible Loan receivable:

On February 19, 2014, Oceanbulk Shipping LLC provided $3,149 and €14.9 million of funds in the form of a convertible loan (each a “Heron Convertible Loan”) to Heron Ventures Ltd. (“Heron”), a limited liability company incorporated in Malta whose sole stockholder was ABY Group Holding Limited (itself a joint venture between Augustea Bunge Maritime Limited and York Capital Management). At the option of Oceanbulk Shipping LLC, the Convertible Loan is convertible into 50% of the outstanding equity of Heron, so upon conversion of the Heron Convertible Loan, Heron would be a 50-50 joint venture between Oceanbulk Shipping LLC and ABY Group Holding Limited. The use of the Convertible Loan proceeds was to partially finance the acquisition out of bankruptcy of Deiulemar Shipping SpA (“Deiulemar”), an operator of 12 dry bulk vessels the Deiulemar fleet, (the “Deiulemar Fleet”). On February 13, 2014, Heron entered into a $95,200 loan agreement (the “CIT Facility”) with CIT Finance LLC, which is severally guaranteed on a 50-50, unsecured basis by Oceanbulk Shipping LLC and ABY Group Holding Limited. The CIT Facility is divided into two portions, a “Core Portion” of $65,200 and a “Non-Core Portion” of $30,000. The Core Portion is secured by four vessels (the “Core Vessels”), consisting of three Kamsarmax vessels and one Capesize vessel intended to be retained by Heron (or its equityholders), and matures in June 2019. The Non-Core Portion is secured by eight vessels (the “Non-Core Vessels”) of various sizes. Interest accrues on the CIT Facility at a rate of 5.50% per annum so long

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Unaudited Interim Combined Financial Statements

For the three month periods ended March 31, 2014 and 2013

(Expressed in thousands of United States Dollars, unless otherwise stated)

as the Non-Core Portion is outstanding and 4.25% per annum if the Non-Core Portion is no longer outstanding. The Core Portion is subject to scheduled quarterly amortization payments of $1,563, beginning on June 30, 2014, and the Non-Core Portion is not subject to scheduled amortization and is repayable in full on June 30, 2015. Heron may voluntarily prepay the outstanding principal amount of the loans under the CIT Facility at any time, subject to a prepayment premium of 2% during the first year and 1% during the second year.

Upon a sale or loss of a Core Vessel, the Core Portion must be prepaid based on a scheduled release price for the Core Vessel. Upon a sale or loss of a Non-Core Vessel, the net proceeds must be used to prepay the Non-Core Portion and then applied to the budgeted cost of intermediate surveys during 2014 of the Core Vessels. The CIT Facility contains the following financial covenants that Heron must comply with:

•	a minimum cash balance at all times of $1,000 per Core Vessel;

•	minimum liquidity at all times of $185 per Non-Core Vessel;

•	minimum Fixed Charge Coverage Ratio (as defined therein and calculated based on annualized EBITDA less capital expenditures divided by the debt service for the relevant period) of 1.10x, measured quarterly, after the quarter ending on March 31, 2015;

•	Core Portion minimum asset coverage test (tested semiannually starting on September 30, 2014), which requires that each Core Vessel’s charter-free FMV be not less than 140% (150% after the quarter ending March 31, 2016) of the Core Portion balance outstanding against it; and

•	Non-Core Portion minimum asset coverage test (tested semiannually starting on September 30, 2014), which requires that the aggregate of the charter-free FMVs of the Core Vessels be not less than 140% of the Non-Core Portion outstanding.

Under the CIT Facility, Heron may only make quarterly distributions to its members from accumulated unrestricted excess cash in operating accounts so long as no event of default has occurred and is continuing or would occur as a result of such distribution, so long as (i) the Non-Core Portion has been paid in full, (ii) an amount corresponding to the budgeted cost of all 2014 Core Vessel intermediate surveys has been deposited in a restricted account at CIT and (iii) the outstanding amount under the CIT Facility does not exceed 60% of the unaudited interim combined FMV of the vessels owned by Heron.

On March 10, 2014, deeds of transfer in respect of the vessels in the Deiulemar Fleet were executed in favor of Heron.

Lenders under CIT Facility have agreed that the Heron Convertible Loan should be converted not later than August 30, 2014.

5.	Inventories:

The amounts shown in the accompanying combined balance sheets are analyzed as follows:

	March 31, 2014	December 31, 2013

Bunkers	$4,291	$2,961
Lubricants	1,383	775

	$5,674	$3,736

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Unaudited Interim Combined Financial Statements

For the three month periods ended March 31, 2014 and 2013

(Expressed in thousands of United States Dollars, unless otherwise stated)

6.	Vessels, net and Advances for vessels’ acquisitions:

The amounts in the accompanying combined balance sheets are analyzed as follows:

	Vessels’ Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2012	$36,642	$(271)	$36,371
- Acquisitions	118,279	—	118,279
- Depreciation for the period	—	(2,656)	(2,656)

Balance, December 31, 2013	$154,921	$(2,927)	$151,994
- Acquisitions, improvements and other vessels’ costs	$135,013	—	135,013
- Transfer from Advances for vessel acquisitions	2,750		2,750
- Depreciation for the year	—	(2,153)	(2,153)

Balance, March 31, 2014	$292,684	$(5,080)	$287,604

In October 2013, the Company entered into an MOA with an unrelated party for the acquisition of the Capesize dry-bulk carrier, Kymopolia (ex Shiga), of which an advance of $2,750 was paid up to December 31, 2013, and is included within advances for vessel acquisition in the 2013 accompanying combined balance sheet. On January 30, 2014 the Company took delivery of vessel Kymopolia.

In December 2013, the Company entered into an MOA with an unrelated party for the acquisition of the Kamsarmax dry-bulk carrier, Mercurial Virgo (ex—Mineral Pearl). In addition, in December 2013, the Company entered into an MOA with an unrelated party for the acquisition of the Kamsarmax dry-bulk carrier, Pendulum (ex – Christina Victory). On February 28, 2014 the Company took delivery of the Mercurial Virgo and on March 20, 2014 the Company took delivery of the Pendulum.

On January 24, 2014, the Company entered into two MOAs with an unrelated party for the acquisition of two post-Panamax dry-bulk carriers, named Amami (ex GL Xiushan) and Madredeus (ex GL Zoushan), respectively. On February 13, 2014 and February 21, 2014 the Company took delivery of the vessels.

During the three month period ended March 31, 2014, the Company paid in aggregate, the amount of $135,013 with respect to the acquisition of vessels Kymopolia, Amami, Madredeus, Mercurial Virgo and Pendulum as well as an amount of $1,825 for bunkers on board.

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Unaudited Interim Combined Financial Statements

For the three month periods ended March 31, 2014 and 2013

(Expressed in thousands of United States Dollars, unless otherwise stated)

7.	Advances for vessels under construction:

As of March 31, 2014 and December 31, 2013, Advances for vessels under construction reflect the advances paid to the shipyards for newbuilding vessels, capitalized interest and other capitalized costs relating to the supervision of the construction of these vessels. The amounts shown in the accompanying combined balance sheets are analyzed as follows:

	March 31, 2014	December 31, 2013
Advances to the shipyards	$106,717	$95,667
Bareboat capital leases—upfront and handling fees	40,504	10,340
Capitalized interest on Members’ Loans	1,951	1,284
Other (Note 3)	293	148

Total	$149,465	$107,439

In September 2012, the Company agreed with a Japanese shipyard the construction of an 80,800 DWT Kamsarmax vessel (Hull HN 207-JMU (tbr Magnum Opus)). The vessel was delivered in May 2014 (Note 16).

In December 2012, the Company agreed with a Japanese shipyard the construction of two 182,000 DWT Capesize vessels (Hulls HN 213-JMU (tbr Peloreus) and HN 214-JMU (tbr Leviathan)). The vessels are expected to be delivered in July and August 2014.

In March 2013, the Company agreed with a Japanese shipyard the construction of an 182,000 DWT Capesize vessel (Hull HN 5017-JMU). The vessel is expected to be delivered in March 2015.

In May 2013, the Company agreed with a Chinese shipyard the construction of two 180,000 DWT Capesize vessels (Hulls HN 1312-SWS and HN 1313-SWS). The vessels are expected to be delivered in April and June 2015.

On May 17, 2013, the Company entered into separate bareboat charter party contracts with affiliates of New Yangzijiang shipyards for eight-year bareboat charters of four newbuilding 64,000 dwt Ultramax vessels (Hulls HN 1061, HN 1062, HN 1063 and HN 1064) being built at New Yangzijiang. The vessels are being constructed pursuant to four shipbuilding contracts entered into between four pairings of affiliates of New Yangzijiang. Each pair has one shipyard party (each, a “New YJ Builder”) and one ship-owning entity (each a “New YJ Owner”). Delivery to the Company of each vessel is deemed to occur upon delivery of the vessel to the New YJ Owner from the corresponding New YJ Builder. An amount of $20,680 for the construction cost of each vessel will be financed by the relevant New YJ Owner, to whom the Company will pay a pre-agreed daily bareboat charter hire rate on a 30-days advance basis. After each vessel’s delivery, the Company has monthly purchase options to acquire the vessel at pre-determined, amortizing-during-the-charter-period prices. On the eighth anniversary of the delivery of a vessel, the Company has the obligation to purchase the vessel at a purchase price of $6,000.

Based on the applicable lease accounting guidance (ASC 840 “Leases”), the Company determined that the bareboat charters should be classified as capital leases. In addition, based on the lease agreement provisions, the Company is deemed to have substantially all of the construction period risk and accordingly is considered the owner of the vessels during the construction period, which will result in a deemed sale-leaseback transaction of the vessels to occur when construction of the asset is complete and the lease term begins. The financial liability related to these capital leases will be recognized upon each vessel’s delivery in 2015, concurrently with the recognition of the leased asset, pursuant to the applicable capital lease accounting guidance.

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Unaudited Interim Combined Financial Statements

For the three month periods ended March 31, 2014 and 2013

(Expressed in thousands of United States Dollars, unless otherwise stated)

In June 2013, the Company agreed with a Chinese shipyard the construction of two 61,000 DWT Ultramax vessels (Hulls HN E164-NACKS (tbr Honey Badger) and HN NE165-NACKS). The vessels are expected to be delivered in March 2015.

In June and July 2013, the Company agreed with a Chinese shipyard the construction of three 209,000 DWT Newcastlemax vessels (Hulls HN NE166-NACKS, HN NE167-NACKS and HN NE184-NACKS). The vessels are expected to be delivered in April, June and July 2015.

In July 2013, the Company agreed with a Chinese shipyard the construction of four 64,000 DWT Ultramax vessels (Hulls HN 1080, HN 1081, HN 1082 and HN 1083). The vessels are expected to be delivered during the third and fourth quarters of 2015.

In October 2013, the Company agreed with a Japanese shipyard the construction of two 182,000 DWT Capesize vessels (Hulls HN 5055-JMU and HN 5056-JMU). The vessels are expected to be delivered in July and August 2015.

On December 27, 2013, the Company entered into separate bareboat charter party contracts with affiliates of a chinese shipyard (“SWS ) for ten-year bareboat charters of five newbuilding 208,000 dwt Newcastlemax vessels (Hulls HN 1359, HN 1360, HN 1361, HN 1362 and HN 1363) being built at SWS. The vessels are being constructed pursuant to shipbuilding contracts entered into between five pairings of affiliates of SWS. Each pair has one shipyard party (each, an “SWS Builder”) and one ship-owning entity (each an “SWS Owner”). Delivery to the Company of each vessel is deemed to occur upon delivery of the vessel to the SWS Owner from the corresponding SWS Builder. An amount of $46,400 for the construction cost of each vessel will be financed by the relevant SWS Owner, to whom the Company will pay a daily bareboat charter hire rate payable monthly plus a variable amount corresponding to the LIBOR rate payable every six months and a one-time handling fee of $464. After each vessel’s delivery, the Company has monthly purchase options to acquire the vessel at pre-determined, amortizing-during-the-charter-period prices. At the end of the ten-year charter period for each vessel, the Company has the obligation to purchase the vessel at a purchase price of $13,919. Based on ASC 840, the Company determined that the bareboat contracts should be classified as capital leases. In addition, based on the lease agreement provisions, the Company is deemed to have substantially all of the construction period risk and accordingly is considered the owner of the vessels during the construction period, which will result in a deemed sale-leaseback transaction of the vessels to occur when construction of the asset is complete and the lease term begins. The financial liability related to these capital leases will be recognized upon each vessel’s delivery in 2015 and 2016, concurrently with the recognition of the leased asset, pursuant to the applicable capital lease accounting guidance.

Total purchase price of the aforementioned vessels is $1,078,677 (of which $393,400 is related to the bareboat charter contracts discussed above) while the Company has also agreed to pay for extras under these contracts amounting to $11,848. As of March 31, 2014 and December 31, 2013, the Company has paid $147,221 and $106,007 (of which amounts, $40,504 and $10,340, respectively, relate to the bareboat contracts discussed above).

8.	Long-term debt:

ABN Facility

On August 1, 2013, the Company entered into a $34,458 credit facility with ABN Amro N.V (the “ABN Facility”) in order to partially finance the acquisition cost of the vessels Obelix and Maiden Voyage. The loans

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Unaudited Interim Combined Financial Statements

For the three month periods ended March 31, 2014 and 2013

(Expressed in thousands of United States Dollars, unless otherwise stated)

under the ABN Facility were available in two tranches of $20,350 and $14,108, On August 6, 2013, the Company drew down the available tranches and paid an arrangement fee of $204.

On December 18, 2013, the ABN Facility was amended to add an additional loan of $53,000 to partially finance the acquisition cost of the vessels Big Bang (ex Cape Shanghai), Strange Attractor (ex Tokiwa Glory), Big Fish (ex Shining Star) and Pantagruel (ex Pacific Confidence). On December 20, 2013, the Company drew down the available tranches and paid an arrangement fee of $572.

The following table describes the various tranches of loans under the ABN Facility as of March 31, 2014:

Vessel	Date Drawn	Principal Amount	Quarterly Installments	Balloon Payment
Obelix	August 2013	$19,596	18 x $377 through August 2018	$12,813 due August 2018
Maiden Voyage	August 2013	$13,365	14 x $248 through September 2017	$9,900 due September 2017
Big Bang	December 2013	$15,550	19 x $450 through December 2018	$7,000 due December 2018
Strange Attractor	December 2013	$9,700	19 x $300 through December 2018	$4,000 due December 2018
Big Fish	December 2013	$12,950	19 x $550 through December 2018	$2,500 due December 2018
Pantagruel	December 2013	$12,950	19 x $550 through December 2018	$2,500 due December 2018

Loans outstanding under the ABN Facility bear interest at three-month LIBOR plus a margin ranging from 3.75% to 3.9% per annum.

The ABN Facility is secured by a first-priority ship mortgage on the financed vessels, general assignments, charter assignments, operating account assignments and a corporate guarantee executed by Oceanbulk Shipping LLC (the “Guarantor”). The ABN Facility contains a number of negative covenants, including limitations on additional indebtedness, additional liens on the collateral, restricted payments and changes in management and ownership. In addition, the ABN Facility contains the following financial maintenance covenants:

•	aggregate vessel value must exceed 140% of the aggregate principal amount of outstanding loans under the ABN Facility;

•	maximum consolidated adjusted market value leverage ratio of the Guarantor (defined as the Guarantor’s total liabilities to market value adjusted total assets, excluding Members’ Loans and available cash) of 70%;

•	minimum consolidated EBITDA of the Guarantor to interest coverage ratio of 2.0x, applicable after September 30, 2016; and

•	minimum liquidity of the higher of $1.0 million per collateral vessel or $0.5 million per other vessel owned by the Guarantor.

The ABN Facility also prohibits the Guarantor from paying dividends while a default has occurred and is continuing. The ABN Facility also contains cross-default provisions triggered by a payment default or the acceleration or cancelation by reason of default of indebtedness in excess of $5.0 million for the Guarantor’s indebtedness and $1.0 million for any borrower’s indebtedness.

As of March 31, 2014, the Company was in compliance with the applicable covenants under the ABN Facility.

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Unaudited Interim Combined Financial Statements

For the three month periods ended March 31, 2014 and 2013

(Expressed in thousands of United States Dollars, unless otherwise stated)

Deutsche Bank Facility

On March 11, 2014, the Company executed a binding term sheet and on May 20, 2014, Oceanbulk entered into a loan agreement with Deutsche Bank AG Filiale Deutschlandgeschäft for financing in an aggregate amount of $85,000, which will partially finance the construction cost of one Kamsarmax bulk carrier Magnum Opus, which was delivered on May 27, 2014, and two Capesize bulk carriers currently under construction at JMU (Hulls HN 213-JMU (tbr Peloreus) and HN 214-JMU (tbr Leviathan)), with expected deliveries in July and August 2014, respectively. One loan, which matures five years after the drawdown date, can be drawn for each vessel being financed. Each loan is subject to 19 quarterly amortization payments equal to 1/60th of the loan amount, with the 20th payment equal to the remaining amount outstanding on the loan. The loans will bear interest at three-month LIBOR plus a margin of 3.4% per annum. The Deutsche Bank Facility is secured by first priority cross-collateralized ship mortgages on the financed vessels, charter assignments, insurance and earnings assignments and a corporate guarantee executed by Oceanbulk Shipping LLC (the “Guarantor”). The Deutsche Bank Facility includes certain negative covenants, including limitations on changes of ownership or control, additional indebtedness and the payment of dividends or other distributions until March 31, 2015, after which the Company may only pay dividends if no event of default has occurred or is continuing. The Deutsche Bank Facility also requires that the aggregate fair market value of the financed vessels exceeds 130% of the outstanding loans under the Deutsche Bank Facility. The Deutsche Bank Facility includes also the following financial maintenance covenants, which are applicable to the Guarantor:

•	maximum ratio of total liabilities to total assets (on a market value adjusted basis) of less than 70%;

•	minimum EBITDA to interest ratio of 2.0x, tested annually for 2014 and 2015, and 2.5x thereafter; and

•	minimum liquidity of the greater of (x) $10,000 and (y) $500 in unencumbered cash per vessel directly or indirectly owned by the Guarantor.

CEXIM Facility

On March 21, 2014, the Company executed a binding term sheet with the Export-Import Bank of China (the “CEXIM Facility”) for financing in an aggregate amount of $57,360, which will be available in two tranches of $28,680, to partially finance the construction cost of two Capesize bulk carriers currently under construction at SWS (Hulls HN 1312-SWS and HN 1313-SWS), with expected delivery in April and June 2015, respectively. Each tranche will mature ten years from the delivery date of the last delivered financed vessel and will be repayable in 20 semi-annual installments of $1,147 plus a balloon payment of $5,736, the first installment being due on the first January 21 or July 21 six months after the delivery of each vessel. The loan will bear interest at six-month LIBOR plus a margin of 3.25% per annum. The CEXIM Facility will be secured by first priority cross-collateralized ship mortgages on the financed vessels, charter assignments, insurance and earnings assignments and a corporate guarantee executed by the Guarantor. The CEXIM Facility will include certain negative covenants, including limitations on changes of ownership or control. The CEXIM Facility also requires that the aggregate value of the financed vessels exceeds 125% of the outstanding loans under the CEXIM Facility and that each vessel owning company must maintain minimum cash of not less than $500. The CEXIM Facility will include the following financial maintenance covenants, which are applicable to the Guarantor:

•	minimum equity ratio calculated based on book value of equity to total book value of assets of no less than 30%;

•	minimum book value of equity of not less than $250,000 after December 31, 2015; and

•	minimum liquidity of $500 in unencumbered cash per vessel directly or indirectly owned by the Guarantor.

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Unaudited Interim Combined Financial Statements

For the three month periods ended March 31, 2014 and 2013

(Expressed in thousands of United States Dollars, unless otherwise stated)

HSBC Facility

On April 1, 2014, the Company executed a binding term sheet with HSBC Bank plc. (the “HSBC Facility”) for financing in an aggregate amount of $86,600, to partially finance the acquisition cost of the second hand vessels Kymopolia (ex Shiga), Mercurial Virgo (ex Mineral Pearl), Pendulum (ex Christina Victory), Amami (ex GL Xiushan) and Madredeus (ex GL Zhoushan), all of which have been delivered. The loan will be available in five tranches, will mature 59 months from the drawdown date and will be repayable in 20 quarterly installments, commencing three months after the drawdown, of $1,555 plus a balloon payment of $55,500 due together with the last installment. The loan will bear interest at LIBOR plus a margin of 3.3% per annum, as long as the fair value of the vessels to the outstanding loan ratio (“ACR”) exceeds 143% or 4.10% per annum, as long as the ACR falls below 143%. The HSBC Facility will be secured by first priority mortgage over the financed vessels, general and specific assignments and a corporate guarantee executed by the Guarantor. The HSBC Facility will include certain negative covenants, including limitations on changes of ownership or control, other than as part of an initial public offering and as long as the borrowers are not in an event of default and shareholding thresholds applicable to the Pappas family interests. It will also include dividend restrictions if the ACR falls below 143% while it will also require that the aggregate ACR exceeds 135% and minimum free liquidity to be maintained by the borrowers in the aggregate of $2,500. In addition, a portion of 10% of the initial HSBC Facility shall be prepaid from the proceeds of the first capital increase of the Corporate Guarantor after January 1, 2016. The HSBC Facility will include the following financial maintenance covenants, which are applicable to the Guarantor:

•	maximum leverage ratio (calculated based on long term debt net of any free deposit balances divided by market value adjusted total assets) not to exceed 70%;

•	minimum EBITDA to interest ratio of 2.0x, in relation to the proceeding four fiscal quarters, effective from the second anniversary of the execution date; and

•	minimum liquidity to exceed $500 in free cash balances per vessel owned by the Guarantor.

As of March 31, 2014, no drawn down has occurred under the Deutsche Bank Facility, the CEXIM Facility and the HSBC Facility. In addition, as of March 31, 2014, the following aggregate principal payments are required over the next five years and throughout the term of the ABN Facility:

Year	Amount
April to December 2014	$7,423
2015	9,897
2016	9,897
2017	19,550
2018	37,344
Total Debt	$84,111
Less: Long-term debt—current portion	$(9,897)

Long-term debt—non-current portion	$74,214

Interest expense for the three month periods ended March 31, 2014 and 2013, amounted to $879 and $nil, respectively, and is included in Interest and finance costs in the accompanying unaudited interim combined statements of operations.

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Unaudited Interim Combined Financial Statements

For the three month periods ended March 31, 2014 and 2013

(Expressed in thousands of United States Dollars, unless otherwise stated)

9.	Members’ Loans:

On October 9, 2012, the Members entered into a limited liability company agreement (the “Oceanbulk Shipping LLC Agreement”) with respect to Oceanbulk Shipping LLC, a limited liability company that was formed under the laws of the Republic of the Marshall Islands on October 4, 2012. On April 11, 2013, the Members entered into a similar limited liability company agreement (the “Oceanbulk Carriers LLC Agreement”) with respect to Oceanbulk Carriers LLC, a limited liability company that was formed under the laws of the Republic of the Marshall Islands on April 5, 2013.

According to the provisions of the Oceanbulk Shipping LLC Agreement and the Oceanbulk Carriers LLC Agreement, the Members could, from time to time, make investments in Oceanbulk Shipping LLC and Oceanbulk Carriers LLC either in form of capital contributions in exchange for the companies’ Class A Units or in the form of members’ loans (the “Members’ Loans”), evidenced by convertible notes (the “Convertible Notes”).

The Convertible Notes bear fixed interest at 2% per annum, accruing quarterly in arrears. The Convertible Notes are able to be converted, at any time following the election of the majority holders, in whole or in part (based on the principal amount converted, plus any accrued and unpaid interest) into Class A Units at a conversion price of $1 per Class A Unit. The conversion price is subject to certain adjustments triggered by reorganizations, recapitalizations, stock splits or other similar changes in the relevant capitalization of the Company. The Convertible Notes mature on December 31, 2042.

Based on the applicable accounting guidance for debt instruments (ASC 470 “Debt”) and for derivatives and hedging instruments (ASC 815 “Derivatives and Hedging”), the Company determined that all proceeds from any Members’ Loan should be reflected as debt within the Company’s non-current liabilities, with no bifurcation of any of the embedded features.

The amounts shown in the accompanying combined balance sheets are analyzed as follows:

	March 31, 2014	December 31, 2013
Members’ Loans by Oaktree OBC Holdings LLC	$363,908	$200,828
Members’ Loans by Millennia LLC	40,434	22,314

Principal of Members’ Loans	$404,342	$223,142

Accrued Interest on Members’ Loans	4,496	2,863

Total	$408,838	$226,005

The Members had not exercised their conversion rights under the Convertible Notes as of March 31, 2014. Out of the total accrued interest as of March 31, 2014 and December 31, 2013, an amount of $1,951 and $1,284, respectively, has been capitalized and is reflected within “Advances for vessels under construction” in the accompanying combined balance sheets (Note 7). Interest on Members’ Loans for the three month periods ended March 31, 2014 and 2013 amounted to $966 and $212, respectively and is separately reflected in the accompanying unaudited interim statements of operations.

On December 27, 2013, an amount of $18,000 was returned to the Members, representing funds contributed for vessel acquisitions as Members’ Loans that was not needed as a result of debt financing concluded subsequent to the vessel deliveries.

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Unaudited Interim Combined Financial Statements

For the three month periods ended March 31, 2014 and 2013

(Expressed in thousands of United States Dollars, unless otherwise stated)

As further discussed in Note 12 and 16, on May 28, 2014, following the respective election of the majority holders, the then outstanding Members’ Loans were converted into 373,533 Class A Units issued by the Company to Oaktree and 41,504 Class A Units issued in the aggregate by Oceanbulk Shipping and Oceanbulk Carriers to Millennia.

The aforementioned conversion resulted in a material change to the Company’s capitalization and therefore pro forma balance sheet and a pro forma statement of operations are presented to give effect to such change. The adjustment of $408,838 in the pro forma balance sheet reflects the conversion of Members’ Loans (including accrued interest thereon as of March 31, 2014), pursuant to their terms, to 408,838 Class A Units of the Company, assuming the conversion was consummated on March 31, 2014. In addition, the adjustment of $966 in the pro forma statement of operations reflects the reversal of Interest on Members’ Loans, assuming the conversion was consummated on January 1, 2014. Total Interest on Members’ Loans for the year ended December 31, 2013 amounted to $1,412 whereas net loss and net loss available to the Members were $10,415 and $11,120, respectively. Had the conversion occurred on January 1, 2013, the Interest on Members’ Loans of $1,412 in 2013 would not have had been incurred and accordingly net loss and net loss available to the Members for 2013 on a pro forma basis would have been adjusted to $9,003 and $9,708, respectively.

10.	Fair Value of Financial Instruments:

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

•	Cash and cash equivalents, restricted cash, accounts receivable, due from/to related parties and accounts payable: The carrying values reported in the combined balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term nature. The carrying value of these instruments is separately reflected in the accompanying balance sheets.

•	Long-term debt: The fair value of the ABN Facility discussed in Note 8 approximates the recorded value due to the variable interest rates payable. The carrying value of the loans as of March 31, 2014 and December 31, 2013 amounted to $84,111 and $86,585, respectively.

•	Members’ Loans: Members’ Loans have a fixed rate. Interest is accrued quarterly and if not paid in cash, determined at the option of the majority of the holders, it increases the outstanding principal amount. The fair value of a Members’ Loan is not able to be reliably estimated due to the interest settlement options held by the Members (Note 9).

•	Derivative financial Instruments: The fair values of the Company’s derivative financial instruments presented in combined balance sheet equates to the amount that would be paid or received by the Company if the agreements were cancelled at the reporting date and is determined by primarily by observable inputs (i.e., LIBOR swap yield curves).

A fair value hierarchy that prioritizes the inputs used to measure fair value has been established by U.S. GAAP. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Unaudited Interim Combined Financial Statements

For the three month periods ended March 31, 2014 and 2013

(Expressed in thousands of United States Dollars, unless otherwise stated)

Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data;

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

11.	Derivative Financial Instruments:

Interest Rate Swaps

The Company is exposed to interest rate fluctuations associated with its current and expected variable rate borrowings and its objective is to manage the impact in the cash flows of its borrowings. In this respect, the Company uses interest rate swaps to manage net exposure to interest rate fluctuations related to these borrowings and to lower its overall borrowing costs.

During the third quarter of 2013, the Company entered into five interest rate swaps with Goldman Sachs Bank USA, effective from October 1, 2014. The swaps mature on April 1, 2018. Under the five swaps, the Company will make quarterly payments to the counterparty at fixed rates ranging between 1.79% to 2.07% per annum, based on an aggregate notional amount beginning at $186,307, and increasing up to $461,264 during the period from July 1, 2015 to October 1, 2015. The counterparty will make quarterly floating rate payments at three-month US$ LIBOR to the Company based on the same notional amount. During the three month period ended March 31, 2014, the swaps were not designated as accounting hedges and accordingly changes in their fair value in the three month period ended March 31, 2014 of $1,116 are reported in earnings as a Loss on Derivative Financial Instruments, with the outstanding fair value (based on Level 2 inputs of the fair value hierarchy) as of the same date and as of December 31, 2013 being separately reflected as Derivative Financial Instruments within current and non current liabilities.

12.	Members’ Equity:

Members’ equity consists of one Class B unit of no par value, held by Oaktree. As further discussed in Note 9 and 16, on May 28, 2014, following the respective election of the majority holders, the then outstanding Members’ Loans were converted into 373,533 Class A Units issued by the Company to Oaktree and 41,504 Class A Units issued by the Company to Millennia. Note 9 above, provides further information with respect to the pro forma balance sheet presented to give effect of such conversion as of March 31, 2014.

According to the provisions of the Oceanbulk Shipping LLC Agreement and the Oceanbulk Carriers LLC Agreement, except as otherwise provided under the laws of Marshall Islands or mutually agreed between the Members in writing, no Member shall have any personal liability whatsoever in such Member’s capacity as a Member, whether to the Company, to any of the other Members, to the creditors of the Company or to any other third party, for the debts, liabilities, commitments or other obligations of the Company or for any losses of the Company.

13.	Commitments and Contingencies:

a)

Various claims, suits, and complaints, including those involving government regulations and product liability, may arise in the ordinary course of our shipping activities. In addition, losses may arise from

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Unaudited Interim Combined Financial Statements

For the three month periods ended March 31, 2014 and 2013

(Expressed in thousands of United States Dollars, unless otherwise stated)

disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim combined financial statements. The Company is a member of a protection and indemnity association, or P&I Club that is a member of the International Group of P&I Clubs, which covers its third party liabilities in connection with its shipping activities. A member of a P&I Club that is a member of the International Group is typically subject to possible supplemental amounts or calls, payable to its P&I Club based on its claim records as well as the claim records of all other members of the individual associations, and members of the International Group. Currently, management is not aware of any such supplementary calls for 2014 and 2013. The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim combined financial statements. The Company’s protection and indemnity (P&I) insurance coverage for pollution is $1 billion per vessel per incident.

b)	The following table sets forth the future, minimum, non-cancellable charter revenue and purchase commitments as of March 31, 2014:

(+):collections, (-):payments	April to December 2014	2015	2016	2017	2018	2019 and thereafter	Total
	(Amounts in thousands of US Dollars)
Future, minimum, non-cancellable charter revenue(1)	26,704	—	—	—	—	—	26,704
Purchase commitments(2)	(132,869)	(454,370)	—	—	—	—	(587,239)
Bareboat capital leases—upfront fee(3)	(19,355)	(24,315)	—	—	—	—	(43,670)
Bareboat capital leases—charterhire(3)	—	(9,033)	(25,304)	(31,444)	(31,413)	(318,732)	(415,926)

Total	(125,520)	(487,718)	(25,304)	(31,444)	(31,413)	(318,732)	(1,020,131)

(1)	The amounts represent the minimum contractual gross charter revenues to be generated from the existing, as of March 31, 2014, non-cancellable time and freight charter until their expiration, assuming no off-hire days other than those related to scheduled interim and special surveys of the vessels.
(2)	The amounts represent the Company’s remaining obligations under the pipeline of the Company’s newbuilding program discussed in Note 7, excluding those applicable under the bareboat lease agreements classified as capital leases.
(3)	The amounts represent the Company’s commitments under the bareboat lease arrangements under the upfront fee and the charter hire, gross of any address commissions the Company may be entitled to, respectively, discussed in Note 7.

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Unaudited Interim Combined Financial Statements

For the three month periods ended March 31, 2014 and 2013

(Expressed in thousands of United States Dollars, unless otherwise stated)

14.	Voyage and Vessel Operating expenses:

The amounts in the accompanying unaudited interim combined statements of operations are analyzed as follows:

	March 31, 2014	March 31, 2013
Voyage expenses
Bunkers	$4,102	$1,466
Commissions	470	80
Port Expenses	332	131
Cargo Expenses	15	1

	$4,919	$1,678

	March 31, 2014	March 31, 2013
Vessel Operating expenses
Crew wages and related costs	$2,211	$282
Stores, Spares, Repairs and Maintenance	773	66
Insurances	306	45
Lubricants	368	48
Tonnage taxes	121	7
Initial supply upon vessels’ delivery and other delivery costs	1,427	—
Other	327	28

	$5,533	$476

15.	Interest and Finance Costs:

The amounts in the accompanying unaudited interim combined statements of operations are analyzed as follows:

	March 31, 2014	March 31, 2013
Interest on long-term debt (Note 8)	$879	$—
Amortization of deferred finance fees	58	—
Other bank and finance charges	27	4

	$964	$4

16.	Subsequent Events:

The following events and transactions occurred after the unaudited interim balance sheet date and up to the date of these financial statements were evaluated, June 17, 2014:

a)	Loan payments: Subsequent to March 31, 2014, the Company paid regular loan installments amounting to $377 in total.

b)	New financing: On April 1, 2014, the Company executed a binding term sheet with HSBC Bank plc. to partially finance the acquisition cost of five operating vessels as further disclosed in Note 8.

c)	Payment for new building vessels: In mid May, 2014, the Company paid $4,870 for scheduled capital commitments under one of its newbuilding Capesize (Hull HN 214-JMU (tbr Leviathan)) discussed in Note 7.

Oceanbulk Shipping LLC & Oceanbulk Carriers LLC

Notes to Unaudited Interim Combined Financial Statements

For the three month periods ended March 31, 2014 and 2013

(Expressed in thousands of United States Dollars, unless otherwise stated)

d)	Additional Members’ Loans: Subsequent to March 31, 2014, the Company received a total amount of $4,870 in the form of Members’ Loans to fund the installment due for Hull HN 214-JMU (tbr Leviathan) discussed in Note 16(b) above.

e)	Delivery of vessel Magnum Opus: On May 27, 2014, Magnum Opus was delivered from the shipyard at a total cost of approximately $30,890. The delivery installment of $18,620 was financed by the loan facility with Deutsche Bank AG Filiale Deutschlandgeschäft discussed in Note 8 which was concluded on May 20, 2014 under which the Company drew down an amount of $20,000 representing the first available tranche relating to the delivered vessel.

f)	Conversion of Members’ Loans: On May 28, 2014, following the respective election of the majority holders, the Members Loan outstanding as of that date of $415,037 was converted into 373,533 Class A Units issued by the Company to Oaktree and 41,504 Class A Units issued by the Company to Millennia.

Annex A

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER,

dated as of June 16, 2014,

among

STAR BULK CARRIERS CORP.,

STAR SYNERGY LLC,

STAR OMAS LLC,

OAKTREE OBC HOLDINGS LLC,

MILLENNIA LIMITED LIABILITY COMPANY

and

THE OTHER PARTIES NAMED HEREIN

A-1

i

ii

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of June 16, 2014 (this “Agreement”), among Star Bulk Carriers Corp., a Marshall Islands corporation (“Parent”), Star Synergy LLC, a Marshall Islands limited liability company and a wholly-owned subsidiary of Parent (“Oaktree Holdco Merger Sub”), Star Omas LLC, a Marshall Islands limited liability company and a wholly-owned subsidiary of Parent (“Pappas Holdco Merger Sub” and, together with Oaktree Holdco Merger Sub, the “Merger Subs”), Oaktree OBC Holdings LLC, a Marshall Islands limited liability company (the “Oaktree Holdco”), Millennia Limited Liability Company, a Marshall Islands limited liability company (the “Pappas Holdco” and, together with the Oaktree Holdco, the “Oceanbulk Holdcos”), Oaktree Dry Bulk Holdings LLC, a Marshall Islands limited liability company (the “Oaktree Seller”), and Millennia Holdings LLC, a Marshall Islands limited liability company (the “Pappas Seller” and, together with the Oaktree Seller, the “Sellers”).

RECITALS

WHEREAS, the Sellers collectively own all of the outstanding limited liability company interests of the Oaktree Holdco (the “Oaktree Units”) and all of the outstanding limited liability company interests of the Pappas Holdco (the “Pappas Units”), and each Seller owns that number and/or percentage of such Oaktree Units and Pappas Units as is set forth on Exhibit A hereto;

WHEREAS, the Oceanbulk Holdcos collectively own all of the outstanding equity interests in Oceanbulk Shipping LLC, a Marshall Islands limited liability company (“Oceanbulk Shipping”) and Oceanbulk Carriers LLC, a Marshall Islands limited liability company (“Oceanbulk Carriers”);

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, Parent, the Merger Subs, the Sellers and the Oceanbulk Holdcos have approved the acquisition of the Oceanbulk Holdcos by Parent, by means of (i) a merger of Oaktree Holdco with and into Oaktree Holdco Merger Sub (the “Oaktree Holdco Merger”), with Oaktree Holdco Merger Sub continuing as the surviving company and a wholly-owned subsidiary of Parent and (ii) a merger of Pappas Holdco with and into Pappas Holdco Merger Sub (the “Pappas Holdco Merger” and, together with the Oaktree Holdco Merger, the “Merger”), with Pappas Holdco Merger Sub continuing as the surviving company and a wholly-owned subsidiary of Parent;

WHEREAS, simultaneously with the execution of this Agreement, Parent has entered into a share purchase agreement (the “Pappas Agreement”) with Mirabel Shipholding & Invest Limited, Mirach Shipping Company Limited and Bluesea Invest and Holding Limited, pursuant to which Parent has agreed to acquire all of the issued and outstanding shares of capital stock of Dioriga Shipping Co. and Positive Shipping Company from Mirach Shipping Company Limited and Bluesea Invest and Holding Limited, respectively (the “Pappas Sale”);

WHEREAS, a transaction committee of disinterested directors (the “Special Committee”) established by the board of directors of Parent (the “Parent Board”) has unanimously (i) determined that this Agreement, the Pappas Agreement and the transactions contemplated hereby and thereby are fair to and in the best interests of Parent and the stockholders of Parent (other than the Sellers and their Affiliates), (ii) declared advisable this Agreement, the Pappas Agreement and the transactions contemplated hereby and thereby, including the Merger and (iii) recommended to the Parent Board that this Agreement, the Pappas Agreement and the transactions contemplated hereby and thereby be approved by the Parent Board and submitted to the Parent Stockholders Meeting for approval;

WHEREAS, the Parent Board has (on its own behalf and as the sole member of each Merger Sub) (i) determined that this Agreement, the Pappas Agreement and the transactions contemplated hereby and thereby are fair to and in the best interests of Parent and Parent’s stockholders (other than the Sellers and their Affiliates), (ii) approved, adopted and declared advisable this Agreement, the Pappas Agreement and the transactions

1

contemplated hereby and thereby, (iii) recommended that this Agreement, the Pappas Agreement and the transactions contemplated hereby and thereby be submitted to the Parent Stockholders Meeting for approval, and (iv) adopted the recommendation by the Special Committee for the approval of this Agreement, the Pappas Agreement, and the transactions contemplated hereby and thereby by the stockholders of Parent;

WHEREAS, simultaneously with the execution and delivery of this Agreement and as a condition and inducement to the willingness of Parent and each Merger Sub to enter into this Agreement, the Sellers have delivered to the Oceanbulk Holdcos (with a copy to Parent) a unanimous written consent in lieu of a meeting pursuant to which the applicable equityholders of each Oceanbulk Holdco will, without meeting, without prior notice and without any additional equityholder vote, (a) approve the Merger, adopt this Agreement and approve the transactions contemplated hereby and (b) approve certain actions in furtherance of the Merger, including the approval of any actions permitted to be taken by the Sellers’ Representative as provided herein; and

WHEREAS, simultaneously with the execution and delivery of this Agreement and as a condition and inducement to the willingness of the Sellers and the Oceanbulk Holdcos to enter into this Agreement, certain stockholders of Parent (the “Principal Stockholders”) are entering into a voting agreement (the “Voting Agreement”) with the Sellers pursuant to which, among other things, the Principal Stockholders have agreed, on the terms and subject to the conditions set forth in the Voting Agreement, to (a) vote their shares of Parent Common Stock in favor of approval of this Agreement and the Pappas Agreement and (b) take other actions in furtherance of the transactions contemplated hereby and thereby.

NOW, THEREFORE, in consideration of the foregoing and the representations and warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

SECTION 1.1. Certain Definitions.

(a) When used in this Agreement, the following terms will have the meanings assigned to them in this Section 1.1(a):

“1933 Act” means the Securities Act of 1933.

“1934 Act” means the Securities Exchange Act of 1934.

“ABY” means ABY Group Holding Limited, a Malta limited liability company.

“Acquisition Proposal” means, except as set forth in Section 1.1 of the Parent Disclosure Letter, any offer, proposal, inquiry or indication of interest or any public announcement of intention to enter into any agreement or of (or intention to make) any offer, proposal, inquiry or indication of interest by a Third Party relating to any transaction or series of transactions involving (i) any sale, lease, exchange, mortgage, transfer, license or other disposition, direct or indirect, of (A) 15% or more of the consolidated assets of Parent and its Subsidiaries or assets of Parent and/or any of its Subsidiaries that represented, individually or in the aggregate, 15% or more of the consolidated net income or revenues of Parent for the then most recently completed four quarter period, or (B) 15% or more of the total outstanding equity or voting securities of Parent, in each case of clauses (A) and (B) including by way of tender offer (including a self-tender offer) or exchange offer, (ii) a merger, consolidation, spin-off, share exchange (including a split-off), business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, extraordinary dividend, dissolution or other similar transaction involving Parent or any of its Subsidiaries representing (A) 15% or more of the consolidated assets of Parent and its Subsidiaries or assets of Parent and/or any of its Subsidiaries that represented, individually or in

2

the aggregate, 15% or more of the consolidated net income or revenues of Parent for the then most recently completed four quarter period or (B) 15% or more of the total outstanding equity or voting securities of Parent or (iii) any other transaction or series of transactions having a similar effect to those described in clauses (i) and (ii).

“Action” means any litigation, claim, action, suit, hearing, proceeding, arbitration, audit, inspection or other investigation (whether civil, criminal, administrative, labor or investigative) by or before a Governmental Authority or arbitrator(s).

“Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls, is Controlled by or is under common Control with, such first Person; provided, however, that, for purposes of this Agreement with respect to the Pappas Seller, an Affiliate of such Pappas Seller shall also include (i) any member of the Pappas Seller, (ii) Petros Pappas, Hamish Norton and Demetris Condylis, and (iii) any spouse, parent, sibling or descendant of Petros Pappas. For purposes of this definition and as used otherwise in this Agreement, “Control” (including the terms “Controlled by” and “under common Control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, as trustee or executor, by Contract or otherwise. Notwithstanding the foregoing, (x) for purposes of this Agreement, in no event shall Parent or its Subsidiaries be deemed an Affiliate of any Seller and (y) for purposes of Section 4.1(h), Section 6.2(a) and Section 8.2, no portfolio company of any Seller or any Person that owns equity interests in any Seller or any portfolio company of any Affiliate of such Person shall be deemed to be an Affiliate of the Sellers or the Oceanbulk Companies unless such Seller or its affiliated investment funds and accounts has the power to vote (or cause the voting of) the shares of Parent Common Stock (if any) owned by such portfolio companies.

“Aggregate Heron Consideration” means 2,115,706 shares of Parent Common Stock, as may be adjusted pursuant to Section 3.1(d).

“Aggregate Merger Consideration” means 48,395,766 shares of Parent Common Stock, as may be adjusted pursuant to Section 3.1(d).

“Aggregate Oaktree Consideration” means 43,556,189 shares of Parent Common Stock (which represents 90% of the Aggregate Merger Consideration), as may be adjusted pursuant to Section 3.1(d).

“Aggregate Pappas Consideration” means 4,839,577 shares of Parent Common Stock (which represents 10% of the Aggregate Merger Consideration), as may be adjusted pursuant to Section 3.1(d).

“Borrowed Indebtedness” means, with respect to any Person as of any date of determination, any obligation of such Person with respect to any indebtedness for borrowed money as of such date (including all obligations for principal, accrued interest, and any premiums, penalties, fees, expenses and breakage costs that are payable by such Person as of such date).

“Business Day” means (except as otherwise expressly set forth herein) a day other than Saturday, Sunday or other day on which commercial banks located in New York, New York or Athens, Greece are authorized or required by applicable Law to close.

“CIT” means CIT Finance LLC (and its successors and assigns).

“Code” means the Internal Revenue Code of 1986.

“Contract” means any contract, agreement, note, bond, indenture, mortgage, guarantee, option, lease, license, sales or purchase order, warranty, commitment or other instrument, obligation or binding arrangement or understanding of any kind, whether written or oral.

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“Environmental Laws” means applicable Laws, any agreement with any Governmental Authority and Maritime Guidelines, in each case, relating to human health and safety, the environment or to pollutants, contaminants, wastes or chemicals or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substances, wastes or materials.

“Escrow Agent” means JPMorgan Chase Bank, N.A., or any replacement thereof in accordance with Section 8.6 (prior to Closing) or the Escrow Agreement (on and after the Closing).

“Escrow Agreement” means a customary escrow agreement among the Escrow Agent, Parent and the Sellers’ Representative in a form to be reasonably agreed by such parties in good faith.

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Governmental Authority” means any entity or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to United States federal, state or local government or other non-United States (including the Marshall Islands and Greece), international, multinational or other government, including any department, commission, board, agency, instrumentality, political subdivision, bureau, official or other regulatory, administrative or judicial authority thereof and any self-regulatory organization, including Nasdaq.

“Governmental Authorizations” means, with respect to any Person, all licenses, permits (including construction permits), certificates, waivers, consents, franchises, accreditations, exemptions, variances, easements, expirations and terminations of any waiting period requirements and other authorizations and approvals issued to such Person by or obtained by such Person from any Governmental Authority, or of which such Person has the benefit under any applicable Law.

“Heron” means Heron Ventures Limited, a Malta limited liability company.

“Heron ABY Vessels” means the vessels set forth under the heading “Heron ABY Vessels” on Exhibit H that are owned by Heron as of the date hereof.

“Heron Convertible Loan Agreement” means the Convertible Loan Agreement, dated as of February 19, 2014, by and among Heron, ABY and Oceanbulk Shipping.

“Heron Distributable Cash” means, as of any date of determination, the cash and cash equivalents then held by Heron, including cash from the proceeds of any Non-Core Vessel Sale (after repayment of any Indebtedness required to be repaid pursuant to the Heron Facility Agreement in connection with such Non-Core Vessel Sale), less an allowance for reserves equal to $5,000,000, or such lesser amount as may be approved by the Special Committee (on behalf of Parent), such approval not to be unreasonably withheld; provided, that such reserves shall constitute Heron Distributable Cash, and the portion of such Heron Distributable Cash received by Parent (other than the Heron Liquidation Reimbursement Amount) shall be paid to the Sellers in accordance with Section 8.3(c) upon the Final Heron Liquidation.

“Heron Facility Agreement” means, collectively, the $95,200,000 Term Loan Facility Agreement, dated as of February 25, 2014, by and among Heron, as Borrower, CIT, as facility agent, and CIT, as security agent, and all of the “Transaction Documents” as defined therein (including, for the avoidance of doubt, the Heron Guarantee, but excluding the Heron Convertible Loan Agreement).

“Heron Guarantee” means the Guarantee, dated as of February 25, 2014, by and among ABY, CIT, as security agent, and Oceanbulk Shipping.

“Heron JV” means the joint venture between ABY and Oceanbulk Shipping reflected in and contemplated by the Heron Loan Agreements.

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“Heron JV Commitments” means the obligation of the Sellers to consummate the Core Vessel Distribution, the Non-Core Vessel Sale, the Heron OBS Vessel Financing and the Heron Guarantee Release in accordance with the terms of Section 8.3.

“Heron Liquidation Reimbursement Amount” means, solely during the period from the Subject Shares Release Date of the Heron Subject Shares until the Final Heron Liquidation, the amount that Sellers’ Representative and Parent reasonably determine is necessary to reimburse Parent for the costs and expenses incurred by Parent on and after such Subject Shares Release Date in connection with the Winding Up Activities (other than in connection with the acquisition by Parent of any Heron Non-Core Vessel).

“Heron Loan Agreements” means, collectively, the Heron Facility Agreement and the Heron Convertible Loan Agreement.

“Heron Net Indebtedness” means, as of the date of the Core Vessel Distribution, an amount equal to (a) the Indebtedness outstanding under the Heron OBS Vessel Financing as of such date minus (b) an amount equal to (i) the amount of Heron Distributable Cash which is distributed to Parent as of such date (such amount distributed to Parent being as agreed by ABY and Sellers’ Representative), minus (ii) the portion of Heron Distributable Cash (if any) as of such date arising from (A) revenues from the Heron OBS Vessels following the Closing or (B) in the event of a loss of a Heron OBS Vessel, the net insurance proceeds (if any) resulting therefrom after repayment of the applicable portion of the Heron Facility Agreement, in each case as reasonably determined by Parent and the Sellers’ Representative.

“Heron Non-Core Vessels” means any other vessels owned by Heron that are not Heron ABY Vessels or Heron OBS Vessels.

“Heron OBS Vessels” means the two (2) vessels set forth under the heading “Heron OBS Vessels” on Exhibit H that are owned by Heron as of the date hereof.

“Heron Target Net Indebtedness” means $25,000,000.

“Indebtedness” means, with respect to any Person as of any date of determination, without duplication, any (i) obligation of such Person with respect to any indebtedness for borrowed money as of such date (including all obligations for principal, accrued interest, and any premiums, penalties, fees, expenses and breakage costs that are payable by such Person as of such date), (ii) obligation of such Person with respect to any indebtedness evidenced by any bond, debenture, note, mortgage, indenture or other debt instrument or debt security as of such date (including all obligations for principal, accrued interest, and any premiums, penalties, fees, expenses and breakage costs that are payable by such Person as of such date), (iii) commitments of such Person as of such date for which it assures a financial institution against loss (including contingent reimbursement obligations with respect to banker’s acceptances or letters of credit), (iv) liability of such Person as of such date with respect to interest rate or currency exchange swaps, collars, caps or similar hedging obligations, and (v) responsibility or liability of such Person as of such date directly or indirectly as obligor, guarantor, surety or otherwise of any of the foregoing. For the avoidance of doubt, Indebtedness shall not include (A) any obligations under any banker’s acceptance or letter of credit to the extent undrawn or uncalled, (B) any intercompany Indebtedness between an Oceanbulk Company and another Oceanbulk Company, or between Parent and/or its wholly-owned Subsidiaries, as the case may be, (C) any endorsement of negotiable instruments for collection in the ordinary course of business, and (D) any liabilities under any agreement between an Oceanbulk Company, on the one hand, and Parent or any of its Affiliates, on the other hand.

“Knowledge of Oceanbulk” or any similar phrase means the knowledge of the following persons: Petros Pappas, Demetris Condylis, Hamish Norton and Sophia Damigou.

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“Knowledge of Parent” or any similar phrase means the knowledge of the following persons: Spyros Capralos, Simos Spyrou, Zenon Kleopas and Georgia Mastagaki.

“Law” means any foreign, supranational, federal, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, Order or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, hypothecation, charge, security interest, infringement, interference, right of first refusal, right of first offer, preemptive right, option, community property right or other adverse claim or encumbrance of any kind in respect of such property or asset.

“Maritime Guidelines” means any United States, international or non-United States (including the Marshall Islands) rule, code of practice, convention, protocol, guideline or similar requirement or restriction concerning or relating to a Vessel or Parent Vessel, as applicable, and to which a Vessel or Parent Vessel, as applicable, is subject and required to comply with, imposed, published or promulgated by any relevant Governmental Authority, the International Maritime Organization, such Vessel’s or Parent Vessel’s, as applicable, classification society or the insurer(s) of such Vessel or Parent Vessel, as applicable.

“Material Contracts” means each Contract set forth on, or required to be set forth on, Section 5.15(a) of the Oceanbulk Disclosure Letter.

“Nasdaq” means the NASDAQ Stock Market LLC.

“Newbuildings” means vessels contracted to be constructed, under construction or newly constructed for, but not yet delivered to, (a) the Oceanbulk Companies, other than Owned Vessels or (b) Parent or any of its Subsidiaries, other than Parent Owned Vessels, as applicable.

“Oceanbulk Balance Sheet” means the audited combined balance sheet of Oceanbulk Shipping and Oceanbulk Carriers as of December 31, 2013, and the footnotes thereto, set forth in the Oceanbulk F-1.

“Oceanbulk Balance Sheet Date” means December 31, 2013.

“Oceanbulk Benefit Plan” means any employee benefit plan, including any (i) deferred compensation or retirement plan or arrangement, (ii) defined contribution retirement plan or arrangement, (iii) defined benefit retirement plan or arrangement, (iv) employee welfare benefit plan or material fringe benefit plan or program, or (v) stock purchase, stock option, severance pay, termination, executive compensation, employment, change-in-control, retention, vacation pay, salary continuation, sick leave, excess benefit, bonus or other incentive compensation, life insurance, employee loan or other employee benefit plan, practice, contract, program, policy, agreement or other arrangement, whether written or oral, formal or informal, whether or not subject to ERISA, under which any present or former employee, director, officer, consultant or independent contractor of any Oceanbulk Company has any present or future right to compensation, payments or benefits and that is sponsored or maintained or contributed to by any Oceanbulk Company.

“Oceanbulk Companies” means the Oaktree Holdco, the Pappas Holdco, Oceanbulk Shipping, Oceanbulk Carriers and the respective Subsidiaries of each of the foregoing (and an “Oceanbulk Company” shall mean any of the foregoing).

“Oceanbulk Disclosure Letter” means the Disclosure Letter dated the date hereof regarding this Agreement that has been provided by the Sellers and the Oceanbulk Holdcos to Parent and Merger Subs.

“Oceanbulk F-1” means [REDACTED].

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“Oceanbulk Material Adverse Effect” means any change, effect, event, occurrence, or development that, individually or in the aggregate, (i) has or would reasonably be expected to have a material adverse effect on the financial condition, business, assets (including Vessels), liabilities or results of operations of the Oceanbulk Companies, taken as a whole; provided, that none of the changes, effects, events, occurrences or developments to the extent attributable to the following shall be taken into account in determining whether there has been an Oceanbulk Material Adverse Effect: (A) changes in applicable Law or GAAP, in each case, after the date hereof, (B) changes in the global financial or securities markets or general global economic or political conditions, (C) changes or conditions generally affecting the industry in which the Oceanbulk Companies operate, (D) acts of war, sabotage, terrorism or natural disasters or (E) other than for purposes of Section 5.3 and Section 5.17(g) (and, to the extent related thereto, the conditions set forth in Section 10.3(a)), the announcement or consummation of the Transactions; provided that the effect of any matter referred to in clauses (A), (B), (C) or (D) shall only be excluded to the extent that such matter does not disproportionately affect the Oceanbulk Companies, taken as a whole, relative to other entities operating in the industry in which the Oceanbulk Companies operate, or (ii) that has or would reasonably be expected to materially impair the ability of the Oceanbulk Holdcos or the Sellers to perform their respective obligations under this Agreement or materially delay the ability of the Oceanbulk Holdcos or the Sellers to consummate the Transactions.

“Order” means any injunction, judgment, decree, order, ruling, writ, assessment, subpoena or verdict or other decision issued, promulgated or entered by or with any Governmental Authority of competent jurisdiction.

“Parent Balance Sheet” means the audited consolidated balance sheet of Parent as of December 31, 2013, and the footnotes thereto, set forth in Parent’s Annual Report filed on Form 20-F for the fiscal year ended December 31, 2013.

“Parent Balance Sheet Date” means December 31, 2013.

“Parent Benefit Plan” means any employee benefit plan, including any (i) deferred compensation or retirement plan or arrangement, (ii) defined contribution retirement plan or arrangement, (iii) defined benefit retirement plan or arrangement, (iv) employee welfare benefit plan or material fringe benefit plan or program, or (v) stock purchase, stock option, severance pay, termination, executive compensation, employment, change-in-control, retention, vacation pay, salary continuation, sick leave, excess benefit, bonus or other incentive compensation, life insurance, employee loan or other employee benefit plan, practice, contract, program, policy, agreement or other arrangement, whether written or oral, formal or informal, whether or not subject to ERISA, under which any present or former employee, director, officer, consultant or independent contractor of Parent or any of its Subsidiaries has any present or future right to compensation, payments or benefits and that is sponsored or maintained or contributed to by Parent or any of its Subsidiaries.

“Parent Disclosure Letter” means the Disclosure Letter dated the date hereof regarding this Agreement that has been provided by Parent and Merger Subs to the Sellers and the Oceanbulk Holdcos.

“Parent Material Adverse Effect” means any change, effect, event, occurrence, or development that, individually or in the aggregate, (i) has or would reasonably be expected to have a material adverse effect on the financial condition, business, assets (including Parent Vessels), liabilities or results of operations of Parent and Parent’s Subsidiaries, taken as a whole; provided, that none of the changes, effects, events, occurrences or developments to the extent attributable to the following shall be taken into account in determining whether there has been a Parent Material Adverse Effect: (A) changes in applicable Law or GAAP, in each case, after the date hereof, (B) changes in the global financial or securities markets or general global economic or political conditions, (C) changes or conditions generally affecting the industry in which Parent and its Subsidiaries operate, (D) acts of war, sabotage, terrorism or natural disasters or (E) other than for purposes of Section 6.3 and Section 6.17(g) (and, to the extent related thereto, the conditions set forth in Section 10.2(a)), the announcement or consummation of the Transactions; provided that the effect of any matter referred to in clauses (A), (B), (C) or (D) shall only be excluded to the extent that such matter does not disproportionately affect Parent and Parent’s

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Subsidiaries, taken as a whole, relative to other entities operating in the industry in which Parent and Parent’s Subsidiaries operate, or (ii) that has or would reasonably be expected to materially impair the ability of Parent or Merger Subs to perform their respective obligations under this Agreement or materially delay the ability of Parent or Merger Subs to consummate the Transactions.

“Parent Material Contracts” means each Contract set forth on, or required to be set forth on, Section 6.13(a) of the Parent Disclosure Letter.

“Parent Permitted Liens” means (i) Liens disclosed on the Parent Balance Sheet, (ii) Liens for Taxes that are not yet due and payable or that are being contested in good faith by appropriate proceedings (and for which adequate accruals or reserves have been established on the Parent Balance Sheet), (iii) statutory Liens of landlords and workers’, carriers’ and mechanics’ or other like Liens incurred in the ordinary course of business consistent with past practices for amounts that are not yet due and payable or that are being contested in good faith, (iv) Liens and encroachments which do not materially interfere with the present or proposed use of the properties or assets to which such Lien relates, (v) other maritime Liens incidental to the conduct of the business of Parent and its Subsidiaries or the ownership of Parent’s or its Subsidiaries’ property and assets, and which do not in the aggregate materially detract from the value of Parent or its Subsidiaries’ assets or materially impair the use thereof in the operation of its business or (vi) Liens listed on Section 1.1(a) of the Parent Disclosure Letter.

“Parent Vessels” the Parent Owned Vessels and the Parent Leased Vessels.

“Per Oaktree Seller Merger Consideration” means, with respect to each holder of Oaktree Units immediately prior to the Effective Time, a number of shares of Parent Common Stock equal to (i) the Aggregate Oaktree Consideration, multiplied by (ii) the percentage of the Oaktree Units outstanding as of immediately prior to the Effective Time that are owned by such holder as of immediately prior to the Effective Time.

“Per Pappas Unit Merger Consideration” means a number of shares of Parent Common Stock equal to the Aggregate Pappas Consideration, divided by the number of Pappas Units outstanding immediately prior to the Effective Time.

“Permitted Liens” means (i) Liens disclosed on the Oceanbulk Balance Sheet, (ii) Liens for Taxes that are not yet due and payable or that are being contested in good faith by appropriate proceedings (and for which adequate accruals or reserves have been established on the Oceanbulk Balance Sheet), (iii) statutory Liens of landlords and workers’, carriers’ and mechanics’ or other like Liens incurred in the ordinary course of business consistent with past practices for amounts that are not yet due and payable or that are being contested in good faith, (iv) Liens and encroachments which do not materially interfere with the present or proposed use of the properties or assets to which such Lien relates, (v) other maritime Liens incidental to the conduct of the business of any Oceanbulk Company or the ownership of any Oceanbulk Company’s property and assets, and which do not in the aggregate materially detract from the value of any Oceanbulk Company’s property or assets or materially impair the use thereof in the operation of its business or (vi) Liens listed in Section 1.1(a) of the Oceanbulk Disclosure Letter.

“Per Share Price” means the average of the volume weighted average price per share of Parent Common Stock on Nasdaq (as reported on Bloomberg or, if not reported thereby, another alternative source as reasonably agreed by Parent and the Sellers’ Representative) for the five (5) consecutive trading days ending on and including the Closing Date.

“Person” means an individual, corporation, partnership, limited liability company, joint venture, a trust, an unincorporated association, or other entity or organization, including a Governmental Authority.

“Pro Rata Percentage” means, (a) with respect to the Oaktree Seller, 90% and (b) with respect to the Pappas Seller, 10%.

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“Related Agreements” means the Oaktree Stockholders Agreement, the Registration Rights Agreement, the Pappas Stockholders Agreement and the Escrow Agreement.

“Representatives” means, with respect to any Person, the respective directors, officers, employees, counsel, accountants, agents, advisors, investment bankers and other representatives of, or Persons retained by, such Person.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Sellers’ Representative” means Oaktree Seller.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of a non-corporate Person. For purposes of this Agreement, “Subsidiaries” shall not include Heron with respect to the Oceanbulk Companies other than with respect to the representations and warranties set forth in Sections 5.3, 5.8, 5.14(a) (provided, that the representations set forth in Section 5.14(a) shall apply solely to the Heron OBS Vessels), 5.15, 5.16 and 5.20.

“Tax Returns” means any return, declaration, report, claim for refund, election, disclosure, estimate or information return or statement required to be supplied to a taxing authority in connection with Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means all federal, state, local and foreign income, profits, tonnage (including under Greek Law), franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, transfer, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), including all estimated taxes, deficiency assessments, additions to tax, penalties and interest, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than (a) Parent or its Subsidiaries or (b) the Sellers, any Oceanbulk Company or any of their respective Affiliates.

“Transactions” means the transactions contemplated hereby, including the Merger.

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“Vessels” means Owned Vessels and Leased Vessels.

(b) For purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires: (i) the meaning assigned to each term defined herein will be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting any gender will include all genders as the context requires; (ii) where a word or phrase is defined herein, each of its other grammatical forms will have a corresponding meaning; (iii) the terms “hereof”, “herein”, “hereunder”, “hereby” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; (iv) when a reference is made in this Agreement to an Article, Section, paragraph, Exhibit or Schedule without reference to a document, such reference is to an Article, Section, paragraph, Exhibit or Schedule to this Agreement; (v) a reference to a subsection without further reference to a

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Section is a reference to such subsection as contained in the same Section in which the reference appears, and this rule will also apply to paragraphs and other subdivisions; (vi) the word “include”, “includes” or “including” when used in this Agreement will be deemed to include the words “without limitation”, unless otherwise specified; (vii) a reference to any party to this Agreement or any other agreement or document will include such party’s predecessors, successors and permitted assigns; (viii) a reference to any Law means such Law as amended, modified, codified, replaced or reenacted, and all rules and regulations promulgated thereunder; (ix) a reference to any Contract will include such Contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof, except that with respect to any Contract listed in the Oceanbulk Disclosure Letter or the Parent Disclosure Letter, all such amendments, supplements or modifications must also be listed in the applicable Disclosure Letter; (x) all accounting terms used and not defined herein have the respective meanings given to them under GAAP; and (xi) any references in this Agreement to “dollars” or “$” shall be to U.S. dollars.

(c) Additional Terms. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Accounting Firm	Exhibit H
Adverse Recommendation Change	7.6(a)
Affiliate Contract	8.7
Agreement	Preamble
Closing	2.1(b)
Closing Date	2.1(b)
Company Subsidiary Securities	5.5(c)
Confidentiality Agreement	7.4
Core Vessel Distribution	8.3(a)(i)
Damages	12.1(b)
Effective Time	2.1(c)
End Date	11.1(b)(i)
Equitable Exceptions	4.1(c)
ERISA	5.17(e)
Escrow Account	3.4
Escrow Release Date	3.4
Existing Registration Rights Agreement	2.1(i)
Final Heron Liquidation	8.3(a)(vi)
Final Heron Net Indebtedness	8.3(d)(iii)
Heron Guarantee Release	8.3(a)(iv)
Heron OBS Vessel Financing	8.3(a)(iii)
Heron Subject Shares	8.12(b)
Indemnified Person	12.1(c)
Indemnified Persons	12.1(c)
Interested Party Transaction	5.23
Internal Controls	6.8(e)
Intervening Event	7.6(b)(ii)
Leased Vessels	5.14(a)
Material Oceanbulk Breach	11.1(d)
Material Parent Breach	11.1(c)
Merger	Recitals
Merger Consideration Allocation Certificate	3.2(a)
Merger Subs	Preamble
MIBCA	6.6(a)
MILLCA	2.1(a)

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Term	Section
Non-Core Vessel Sale	8.3(a)(v)
Notice of Disagreement	8.3(d)(ii)
Notice Period	7.6(b)(ii)
Oaktree Holdco	Preamble
Oaktree Holdco Certificate of Merger	2.1(c)
Oaktree Holdco Merger	Recitals
Oaktree Holdco Merger Sub	Preamble
Oaktree Holdco Surviving Company	2.1(a)
Oaktree Purchase Agreement	8.5
Oaktree Seller	Preamble
Oaktree Stockholders Agreement	2.1(i)
Oaktree Units	Recitals
Oceanbulk Carriers	Recitals
Oceanbulk Companies Charter Documents	5.5(b)
Oceanbulk Fundamental Representations	12.1(a)
Oceanbulk Holdco Securities	5.4(b)
Oceanbulk Holdcos	Preamble
Oceanbulk Holdcos Charter Documents	5.1
Oceanbulk Management Member	7.8
Oceanbulk Shipping	Recitals
Oceanbulk Subsidiaries	5.5(a)
Oceanbulk Subsidiaries Charter Documents	5.5(b)
Oceanbulk Subsidiary	5.5(a)
Owned Vessels	5.14(a)
Pappas Agreement	Recitals
Pappas Holdco	Preamble
Pappas Holdco Certificate of Merger	2.1(c)
Pappas Holdco Merger	Recitals
Pappas Holdco Merger Sub	Preamble
Pappas Holdco Surviving Company	2.1(a)
Pappas Sale	Recitals
Pappas Seller	Preamble
Pappas Stockholders Agreement	2.1(i)
Pappas Units	Recitals
Parent	Preamble
Parent Acquisition Agreement	7.6(a)
Parent Board	Recitals
Parent Board Recommendation	6.2(b)
Parent Common Stock	6.6(a)
Parent Disclosure Documents	6.4(a)
Parent Fundamental Representations	12.1(a)
Parent Indemnified Persons	12.1(b)
Parent Interested Party Transaction	6.22
Parent Leased Vessels	6.15(a)
Parent Owned Vessels	6.15(a)
Parent Policies	6.20
Parent Preferred Stock	6.6(a)
Parent SEC Documents	6.8(a)
Parent Securities	6.6(d)
Parent Stockholders Meeting	9.1(d)
Parent Subsidiary Securities	6.7(c)

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Term	Section
Policies	5.20
Principal Stockholders	Recitals
Proxy Statement	9.1(a)
Registration Rights Agreement	2.1(i)
S&K Opinion	8.6
Seller Disclosure Information	5.8
Seller Fundamental Representations	12.1(a)
Seller Indemnified Persons	12.1(c)
Sellers	Preamble
Sellers Counsel	12.19
Special Committee	Recitals
Special Committee Recommendation	6.2(b)
Statement	8.3(d)(i)
Subject Shares	8.12(b)
Subject Shares Release Date	8.12(a)
Superior Proposal	7.6(d)
Survival Date	12.1(a)
Surviving Companies	2.1(a)
Takeover Statute	5.22
Termination Fee	12.4(b)
Third Party Claims	12.1(e)(i)
Transactions Approval	6.2(a)
Transfer	8.12(a)
Transfer Taxes	9.9
Unaffiliated Stockholders	8.2(a)
Unrelated Activity Percentage	8.14
Voting Agreement	Recitals
Winding Up Activities	8.3(a)

ARTICLE II

THE MERGER

SECTION 2.1. The Merger.

(a) The Merger. At the Effective Time and upon the terms and subject to the conditions of this Agreement and in accordance with the Marshall Islands Limited Liability Company Act (the “MILLCA”), (i) Oaktree Holdco shall be merged with and into Oaktree Holdco Merger Sub and (ii) Pappas Holdco shall be merged with and into Pappas Holdco Merger Sub. Following the Merger, (A) the separate existence of Oaktree Holdco will cease and Oaktree Holdco Merger Sub will continue its existence under the MILLCA as the surviving company in the Oaktree Holdco Merger (as such, the “Oaktree Holdco Surviving Company”) and (B) the separate existence of Pappas Holdco will cease and Pappas Holdco Merger Sub will continue its existence under the MILLCA as the surviving company in the Pappas Holdco Merger (as such, the “Pappas Holdco Surviving Company” and, together with the Oaktree Holdco Surviving Company, the “Surviving Companies”).

(b) Closing. The closing of the Merger (the “Closing”) shall take place in New York City at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004 on the third (3rd) Business Day after the date the conditions set forth in Article X (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such

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conditions, or at such other place, at such other time or on such other date as Parent and the Sellers’ Representative may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date”.

(c) Effective Time. At the Closing, (i) Oaktree Holdco and Oaktree Holdco Merger Sub shall cause to be filed a certificate of merger (the “Oaktree Holdco Certificate of Merger”) with the Office of the Registrar of Corporations of the Marshall Islands and (ii) Pappas Holdco and Pappas Holdco Merger Sub shall cause to be filed a certificate of merger (the “Pappas Holdco Certificate of Merger”) with the Office of the Registrar of Corporations of the Marshall Islands, and the parties hereto shall make all other filings or recordings required by the MILLCA in connection with the Merger. The Oaktree Holdco Merger and the Pappas Holdco Merger shall become effective at such time as the Oaktree Holdco Certificate of Merger and Pappas Holdco Certificate of Merger, respectively, is duly filed with the Office of the Registrar of Corporations of the Marshall Islands (or at such later time as may be mutually agreed upon by Parent, the Merger Subs and the Oceanbulk Holdcos and specified in the Oaktree Holdco Certificate of Merger and the Pappas Holdco Certificate of Merger in accordance with the MILLCA) (the time the Merger becomes effective, the “Effective Time”).

(d) Effects of the Merger.

(i) The Oaktree Holdco Merger will have the effects set forth in this Agreement, the Oaktree Holdco Certificate of Merger and in the MILLCA. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the properties, rights, privileges, immunities, powers and purposes of Oaktree Holdco and Oaktree Holdco Merger Sub shall vest in the Oaktree Holdco Surviving Company and all liabilities, obligations and penalties of Oaktree Holdco and Oaktree Holdco Merger Sub shall become the debts, obligations, liabilities, restrictions and duties of the Oaktree Holdco Surviving Company.

(ii) The Pappas Holdco Merger will have the effects set forth in this Agreement, the Pappas Holdco Certificate of Merger and in the MILLCA. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the properties, rights, privileges, immunities, powers and purposes of Pappas Holdco and Pappas Holdco Merger Sub shall vest in the Pappas Holdco Surviving Company and all liabilities, obligations and penalties of Pappas Holdco and Pappas Holdco Merger Sub shall become the debts, obligations, liabilities, restrictions and duties of the Pappas Holdco Surviving Company.

(e) Certificate of Formation; Limited Liability Company Agreement. The parties hereto shall take such action as is necessary so that, at the Effective Time, the certificate of formation and the limited liability company agreement of each Merger Sub in effect immediately prior to the Effective Time shall be the certificate of formation and the limited liability company agreement of the applicable Surviving Company until amended in accordance with applicable Law.

(f) Managers. The parties hereto shall take such action as is necessary so that, at the Effective Time, the manager of each Surviving Company shall be Parent.

(g) Officers. The parties hereto shall take such action as is necessary so that, at the Effective Time, the officers of each Surviving Company shall be such persons as shall be designated by Parent and the Sellers’ Representative prior to the Effective Time.

(h) Parent Board. Parent shall take such actions as are necessary to provide that, at the Closing, the Parent Board shall consist of nine (9) members, four (4) of whom shall be the individuals listed on Exhibit B hereto (or if any such individual is unable or unwilling to serve at the time of Closing, a replacement individual selected by the Oaktree Holdco that satisfies the criteria set forth on Schedule V and Section 2.3(a) of the Oaktree Stockholders Agreement) and five (5) of whom shall be the individuals listed on Exhibit C hereto (or if any such individual is unable or unwilling to serve at the time of Closing, a replacement individual selected by the Special Committee).

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(i) Stockholder Agreements; Registration Rights Agreement. At or prior to the Closing, (i) Parent and the Oaktree Seller shall execute and deliver the stockholders agreement attached hereto as Exhibit D (the “Oaktree Stockholders Agreement”), (ii) Parent and Sellers shall execute and deliver the registration rights agreement attached hereto as Exhibit E (the “Registration Rights Agreement”) which shall supersede the registration rights agreement previously entered into by Parent and the Affiliate of the Oaktree Seller party thereto and the other parties thereto dated as of May 1, 2013 (the “Existing Registration Rights Agreement”), and (iii) Parent and the Pappas Seller shall execute and deliver the stockholders agreement attached hereto as Exhibit F (the “Pappas Stockholders Agreement”).

ARTICLE III

EFFECT ON THE LIMITED LIABILITY COMPANY INTERESTS OF THE CONSTITUENT ENTITIES; SURRENDER AND PAYMENT

SECTION 3.1. Effect on Units. At the Effective Time, by virtue of the Merger and without any action on the part of the Oceanbulk Holdcos, Parent, Merger Subs or the holder of any limited liability company interests of either Oceanbulk Holdco or Merger Sub:

(a) Each Oaktree Unit issued and outstanding immediately prior to the Effective Time shall, by virtue of the Oaktree Holdco Merger and without any action on the part of Oaktree Holdco Merger Sub, Parent, the Oaktree Holdco or the holder thereof, be converted into the right to receive, with respect to each holder of Oaktree Units immediately prior to the Effective Time, such holder’s Per Oaktree Seller Merger Consideration, less any applicable withholding Taxes, together with any amounts to which such holder is entitled pursuant to Section 3.4 and Section 8.3. As of the Effective Time, all such Oaktree Units shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right of each holder of Oaktree Units immediately prior to the Effective Time to receive the Per Oaktree Seller Merger Consideration, together with any amounts to which such holder is entitled pursuant to Section 3.4 and Section 8.3.

(b) Each Pappas Unit issued and outstanding immediately prior to the Effective Time shall, by virtue of the Pappas Holdco Merger and without any action on the part of Pappas Holdco Merger Sub, Parent, the Pappas Holdco or the holder thereof, be converted into the right to receive the Per Pappas Unit Merger Consideration, less any applicable withholding Taxes, together with any amounts to which such holder is entitled pursuant to Section 3.4 and Section 8.3. As of the Effective Time, all such Pappas Units shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Per Pappas Unit Merger Consideration, together with any amounts to which such holder is entitled pursuant to Section 3.4 and Section 8.3.

(c) The limited liability company interests of Oaktree Holdco Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become limited liability company interests of the Oaktree Holdco Surviving Company with the same rights, powers and privileges as the limited liability company interests so converted and shall constitute the only outstanding limited liability company interests of the Oaktree Holdco Surviving Company. The limited liability company interests of Pappas Holdco Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become limited liability company interests of the Pappas Holdco Surviving Company with the same rights, powers and privileges as the limited liability company interests so converted and shall constitute the only outstanding limited liability company interests of the Pappas Holdco Surviving Company.

(d) If at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding shares of Parent Common Stock shall occur as a result of any stock split (including a reverse stock split) or combination, or any stock dividend or stock distribution (including any dividend or distribution of securities convertible into or exchangeable for shares of Parent Common Stock) is

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declared with a record date during such period, then the Aggregate Merger Consideration, the Aggregate Heron Consideration, the Aggregate Oaktree Consideration, and the Aggregate Pappas Consideration and any other provisions hereunder that reference a fixed number of shares of Parent Common Stock shall be equitably adjusted to reflect such change; provided, however, that the Per Share Price shall be subject to adjustment pursuant to this Section 3.1(d) until the Subject Shares Release Date.

SECTION 3.2. Surrender and Payment.

(a) Two Business Days prior to the Closing, the Sellers’ Representative shall deliver a certificate executed by it which will certify the amount of the Per Oaktree Seller Merger Consideration, the amount of the Per Pappas Unit Merger Consideration, the number of shares of Parent Common Stock to be delivered to each Seller at Closing, based on the number or percentage of Oaktree Units and Pappas Units, as applicable, owned by such Seller immediately prior to the Effective Time (the “Merger Consideration Allocation Certificate”). The number of shares of Parent Common Stock to be delivered to the Sellers as set forth in such certificate, will be, in the aggregate, an amount that shall not exceed the Aggregate Merger Consideration. After execution of the Merger Consideration Allocation Certificate, there shall be no transfers on the books of the Oceanbulk Holdcos of any limited liability company interests of either Oceanbulk Holdco that were outstanding immediately prior to such execution.

(b) At the Closing, each Seller shall be entitled to receive (and shall receive from Parent) a number of whole shares of Parent Common Stock set forth opposite such Seller’s name on the Merger Consideration Allocation Certificate, together with any amounts to which such holder is entitled pursuant to Section 3.4 and Section 8.3. Parent shall cause such shares of Parent Common Stock to be issued in book-entry form at the Closing.

(c) All shares of Parent Common Stock delivered pursuant to Section 3.2(b) for exchange of Oaktree Units or Pappas Units, as applicable, in accordance with the terms hereof shall be deemed to have been delivered in full satisfaction of all rights pertaining to such Oaktree Units or Pappas Units, as applicable.

(d) After the Effective Time, there shall be no further registration of transfers of Oaktree Units or Pappas Units.

SECTION 3.3. Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of the Surviving Companies and Parent shall be entitled to deduct and withhold from any consideration otherwise payable under this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of applicable state, local or foreign Tax Law and shall timely pay such withholding amount to the appropriate Governmental Authority. If a Surviving Company or Parent, as the case may be, so withholds amounts, to the extent timely remitted to the appropriate Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such Surviving Company or Parent, as the case may be, made such deduction and withholding.

SECTION 3.4. Heron Consideration. Parent shall deposit with the Escrow Agent into a segregated account (the “Escrow Account”) in accordance with the Escrow Agreement (a) at the Closing, certificates in the name of each Seller representing, for each Seller, a number of shares of Parent Common Stock equal to the Aggregate Heron Consideration multiplied by such Seller’s Pro Rata Percentage and (b) during the period from the Closing until the distribution of all shares of Parent Common Stock and other amounts in the Escrow Account in accordance with this Agreement and the Escrow Agreement, any dividends or distributions in respect of or in exchange for any shares of Parent Common Stock or other securities in the Escrow Account. Promptly (but in any event not later than one Business Day) following the consummation of the Core Vessel Distribution (the “Escrow Release Date”), (i) Parent and the Sellers’ Representative shall jointly instruct the Escrow Agent to distribute to the Sellers, pro rata based on their relative Pro Rata Percentages, all shares of Parent Common Stock and any other amounts in the Escrow Account in accordance with the Escrow Agreement and (ii) at the request of

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the Sellers, Parent shall cause such shares of Parent Common Stock to be issued to the Sellers in book-entry form. Following the Escrow Release Date, Parent shall pay to the Sellers at the appropriate payment date the amount of dividends or other distributions with a record date after the Closing but prior to the Escrow Release Date and a payment date subsequent to the Escrow Release Date payable with respect to such shares of Parent Common Stock. Notwithstanding anything herein to the contrary, the Sellers shall not have a right to Transfer, or have a right to vote, or cause to be voted, or exercise their rights to consent (or cause their rights to consent to be exercised) with respect to, any shares of Parent Common Stock in the Escrow Account prior to the Escrow Release Date.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

SECTION 4.1. Representations and Warranties.

Except as set forth in the Oceanbulk Disclosure Letter, each Seller, severally and not jointly and severally, represents and warrants to Parent with respect to such Seller (and only such Seller) as follows:

(a) Organization, Existence and Good Standing. Such Seller (other than any Seller that is an individual) is duly organized, existing and in good standing under the laws of its jurisdiction of incorporation or formation, as the case may be.

(b) Power and Authority. Such Seller has full corporate (or equivalent) power and authority to execute and perform this Agreement and each Related Agreement to which it is a party. If such Seller is a corporation, limited partnership, limited liability company, bank, trust company, trust, or other entity, its execution and delivery of this Agreement and the Related Agreements to which it is a party and the performance by it of all of its obligations under this Agreement and the Related Agreements to which it is a party have been duly approved prior to the date of this Agreement by all requisite action of its board of directors, general partners, manager, or trustees, as the case may be, and no other corporate (or equivalent) proceedings are necessary on the part of such Seller to authorize the execution, delivery and performance by such Seller of this Agreement and the Related Agreements to which it is a party.

(c) Enforceability. This Agreement and each Related Agreement to which it is a party have been duly executed and delivered by such Seller and, assuming due execution and delivery by the other parties hereto and thereto, constitute and will constitute a legal, valid, and binding agreement of such Seller, enforceable against such Seller in accordance with their terms, except to the extent that the enforceability thereof may be limited by (i) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws from time to time in effect affecting generally the enforcement of creditors’ rights and remedies; and (ii) general principles of equity (clauses (i) and (ii), collectively, the “Equitable Exceptions”).

(d) Consents. Assuming the accuracy of the representations and warranties set forth in Section 6.2(c), no consent, authorization, order or approval of, or filing or registration with, any Governmental Authority is required for or in connection with the consummation by such Seller of the Transactions, other than (i) the filing and recordation of appropriate merger or other documents as required by the MILLCA and by relevant authorities of other jurisdictions in which each Seller is qualified to do business (including the Oaktree Holdco Certificate of Merger and the Pappas Holdco Certificate of Merger), and (ii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, any other applicable U.S. state or federal securities laws and the rules and requirements of Nasdaq.

(e) Conflicts Under Constituent Documents or Laws. If such Seller is a corporation, limited partnership, limited liability company, bank, trust company, trust or other entity, neither the execution and delivery of this Agreement or the Related Agreements to which it is a party, nor the consummation by it of the

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Transactions will conflict with or constitute a breach of any of the terms, conditions or provisions of its certificate or articles of incorporation or formation, by-laws, agreement of limited partnership, operating agreement, trust agreement or declaration of trust, or other organizational documents, as the case may be. Neither the execution and delivery of this Agreement or the Related Agreements to which such Seller is a party, nor the consummation by him, her or it of the Transactions will, assuming the compliance with the matters referred to in Section 4.1(d), conflict with or constitute a breach of any Law, except for any such conflicts or breaches which would not, individually or in the aggregate, reasonably be expected to prevent the consummation of the Transactions.

(f) Conflicts Under Contracts. Such Seller is not a party to, or bound by, any unexpired, undischarged, or unsatisfied written or oral Contract under the terms of which either the execution, delivery and performance by such Seller of this Agreement or the Related Agreements to which it is a party, or the consummation of the Transactions by such Seller, will require a consent, approval, or notice or result in a lien on the Oaktree Units and/or the Pappas Units owned by such Seller.

(g) Title to Units. Exhibit A sets forth such Seller’s record and beneficial ownership of the outstanding equity of each Oceanbulk Holdco as of the date hereof and as of immediately prior to the Effective Time. Such Seller has good and valid title to the Oaktree Units and/or Pappas Units set forth on Exhibit A, free and clear of all Liens, except Permitted Liens, all of which Permitted Liens or other Liens (other than restrictions on transfer under applicable securities laws and Liens created by Parent or its Affiliates under this Agreement or in connection with the Transactions) will be discharged at or prior to the Closing. Such Seller has no other equity interests or rights to acquire equity interests in any Oceanbulk Company.

(h) Contracts Relating to Units; Parent Common Stock. A list of all Contracts restricting or otherwise relating to the voting, dividend rights or disposition of Oaktree Units and/or Pappas Units is set forth on Section 4.1(h) of the Oceanbulk Disclosure Letter, and all such contracts, agreements or arrangements shall be terminated at or prior to Closing. Exhibit A also sets forth each such Seller’s (and each of its Affiliates’) record and beneficial ownership of shares of Parent Common Stock as of the date hereof and as of immediately prior to the Effective Time.

(i) Litigation. There is no claim, action, suit or legal proceeding pending or, to the knowledge of such Seller, threatened against such Seller by any Person (including any Affiliates of such Person) not a party to this Agreement, before any Governmental Authority which seeks to prevent such Seller from consummating the Transactions.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

WITH RESPECT TO THE OCEANBULK COMPANIES

Except as set forth in the Oceanbulk Disclosure Letter, or accurately disclosed in the Oceanbulk F-1 (other than the Exhibits to the Oceanbulk F-1 and other than any risk factor disclosure or forward-looking statements included in the Oceanbulk F-1 and any other disclosures included therein to the extent that such statements are cautionary, predictive or forward-looking in nature), the Sellers, severally and not jointly (or jointly and severally) in the manner set forth in Section 12.1(b), represent and warrant to Parent and each Merger Sub that:

SECTION 5.1. Organization, Qualification and Limited Liability Company Power. Each Oceanbulk Holdco is a limited liability company duly organized, validly existing and in good standing under the Laws of the Republic of the Marshall Islands, and has all requisite limited liability company power and authority and all Governmental Authorizations, directly or indirectly, to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Each Oceanbulk Holdco is duly qualified or licensed as a foreign limited liability company to do business, and is in good standing (where applicable) or has equivalent

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status, in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing or to have equivalent status would not have an Oceanbulk Material Adverse Effect. The Oceanbulk Holdcos have heretofore made available to Parent true and complete copies of the certificates of formation, limited liability company agreement and other organization documents of each of the Oceanbulk Holdcos (the “Oceanbulk Holdcos Charter Documents”) as currently in effect as of the date hereof.

SECTION 5.2. Authorization.

(a) The execution, delivery and performance by each Oceanbulk Holdco of this Agreement, the Related Agreements to which each Oceanbulk Holdco is a party, and the consummation by each Oceanbulk Holdco of the Merger are within the limited liability company powers of each Oceanbulk Holdco and have been duly authorized by all necessary limited liability company action on the part of each Oceanbulk Holdco and no other proceeding, consent or authorization on the part of either Oceanbulk Holdco is necessary to authorize this Agreement, the Related Agreement to which it is a party or the consummation of the Transactions. This Agreement and each Related Agreement to which it is a party constitute or when entered into will constitute a valid and binding agreement of each Oceanbulk Holdco enforceable against each of them in accordance with their respective terms, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions.

(b) Assuming the accuracy of the representations and warranties set forth in Section 6.2(c), the execution, delivery and performance by each Oceanbulk Holdco of this Agreement and the Related Agreements to which it is a party and the consummation by each Oceanbulk Holdco of the Transactions require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing and recordation of appropriate merger or other documents as required by the MILLCA and by relevant authorities of other jurisdictions in which each Oceanbulk Holdco is qualified to do business (including the Oaktree Holdco Certificate of Merger and the Pappas Holdco Certificate of Merger), and (ii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, any other applicable state or federal securities laws and the rules and requirements of Nasdaq, including the filing of the Parent Disclosure Documents with the SEC.

SECTION 5.3. Noncontravention. The execution, delivery and performance by each Oceanbulk Holdco of this Agreement and the Related Agreements to which each is a party, and the consummation by the Oceanbulk Holdcos of the Transactions do not and will not (i) violate any provision of the certificate of formation or limited liability company agreement (or comparable organization documents, as applicable) of any Oceanbulk Company, (ii) assuming compliance with the matters referred to in Section 5.2(b), contravene, conflict with or result in a violation or breach of any provision of any applicable Law, (iii) assuming compliance with the matters referred to in Section 5.2(b), require any consent or other action by any Person under, result in a violation or breach of, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit of any Oceanbulk Company under any provision of any Material Contract or any Governmental Authorization of any Oceanbulk Company or (iv) result in the loss of, or creation or imposition of any Lien, other than Permitted Liens or Liens created by Parent or its Affiliates, on, any asset of any Oceanbulk Company.

SECTION 5.4. Capitalization.

(a) Section 5.4(a) of the Oceanbulk Disclosure Letter accurately and completely sets forth the limited liability company interests of the Oceanbulk Holdcos which are authorized and which are issued and outstanding. All outstanding limited liability company interests of the Oceanbulk Holdcos have been duly authorized. All outstanding limited liability company interests of the Oceanbulk Holdcos are validly issued and fully paid and nonassessable (to the extent such concepts apply), and free of preemptive or similar rights under any provision of the MILLCA and the limited liability company agreements of the Oceanbulk Holdcos or any agreement to which the Oceanbulk Holdcos are a party or otherwise bound.

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(b) Except as set forth in Section 5.4(b) of the Oceanbulk Disclosure Letter, there are no issued, reserved for issuance or outstanding (i) shares of capital stock of or other voting securities of or ownership interests in the Oceanbulk Holdcos, (ii) securities of the Oceanbulk Holdcos convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of, or ownership interests in, the Oceanbulk Holdcos, (iii) warrants, calls, options or other rights to acquire from the Oceanbulk Holdcos, or other obligation of the Oceanbulk Holdcos to issue, any capital stock or other voting securities or ownership interests in or any securities convertible into or exchangeable or exercisable for capital stock or other voting securities or ownership interests in, the Oceanbulk Holdcos, or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of the Oceanbulk Holdcos (the items in clauses (i) through (iv) being referred to collectively as the “Oceanbulk Holdco Securities”). There are no outstanding obligations of the Oceanbulk Holdcos to repurchase, redeem or otherwise acquire any of the Oceanbulk Holdco Securities. The Oceanbulk Holdcos are not a party to any voting agreements, voting trusts, proxies or other similar agreements or understandings with respect to the voting of any limited liability company interests of the Oceanbulk Holdcos or other Oceanbulk Holdco Securities. Except as may be required by applicable securities Laws and regulations and other than the Oceanbulk Holdcos Charter Documents, the Oceanbulk Holdcos are not bound by any obligations or commitments of any character restricting the transfer of, or requiring the registration for sale of, any limited liability company interests of the Oceanbulk Holdcos or other Oceanbulk Holdco Securities.

(c) There is no outstanding Indebtedness of the Oceanbulk Holdcos having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which members of the Oceanbulk Holdcos may vote.

(d) The Oceanbulk Holdcos do not have any class of equity securities that is subject to registration with the SEC under Section 12(g) of the 1934 Act. At no time has any class of securities issued by the Oceanbulk Holdcos been held of record by five hundred (500) or more Persons.

SECTION 5.5. Oceanbulk Subsidiaries.

(a) Section 5.5(a) of the Oceanbulk Disclosure Letter sets forth a complete and correct list of each Oceanbulk Company other than the Oceanbulk Holdcos (individually an “Oceanbulk Subsidiary” and collectively, the “Oceanbulk Subsidiaries”), together with the jurisdiction of incorporation or formation of each such Oceanbulk Subsidiary, the form of organization of each such Oceanbulk Subsidiary, the authorized and issued capital stock, voting securities or other ownership interests of each such Oceanbulk Subsidiary and the name of each holder thereof. All outstanding ownership interests of the Oceanbulk Subsidiaries are validly issued and fully paid and nonassessable (to the extent such concepts apply), and free of preemptive or similar rights under any provision of applicable Law, the Oceanbulk Subsidiaries Charter Documents (as defined below), or any agreement to which the Oceanbulk Subsidiaries are a party or otherwise bound.

(b) Each Oceanbulk Subsidiary has been duly organized, is validly existing and in good standing (except with respect to jurisdictions that do not recognize the concept of good standing) under the Laws of the jurisdiction of its incorporation or formation, and has all requisite power, Governmental Authorizations and authority to own, lease and operate its properties and to carry on its business as now conducted, except where the failure to be in good standing or possess such Governmental Authorizations would not have an Oceanbulk Material Adverse Effect. Each such Oceanbulk Subsidiary is duly qualified or licensed as a foreign corporation, limited liability company or other applicable entity to do business, and is in good standing in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have an Oceanbulk Material Adverse Effect. The Oceanbulk Holdcos have heretofore made available to Parent true and complete copies of the certificates of formation, limited liability company agreement

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and other organization documents of each of the Oceanbulk Subsidiaries (the “Oceanbulk Subsidiaries Charter Documents,” and, together with the Oceanbulk Holdcos Charters Documents, the “Oceanbulk Companies Charter Documents”) as currently in effect.

(c) All of the outstanding shares of capital stock of, or voting securities of, or other ownership interests in, each Oceanbulk Subsidiary, are collectively owned by the Oceanbulk Holdcos directly or indirectly, free and clear of any Liens (other than Permitted Liens). There are no issued, reserved for issuance or outstanding (i) securities of any Oceanbulk Subsidiary convertible into, or exchangeable or exercisable for, shares of capital stock or other voting securities of, or ownership interests in, any Oceanbulk Subsidiary, (ii) warrants, calls, options or other rights to acquire from any Oceanbulk Subsidiary, or other obligations of any Oceanbulk Subsidiary to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable or exercisable for, any capital stock or other voting securities of, or ownership interests in, any Oceanbulk Subsidiary, or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Oceanbulk Subsidiary (the items in clauses (i) through (iii), together with all of the outstanding capital stock of, or other voting securities of, or ownership interests in, each Oceanbulk Subsidiary, being referred to collectively as the “Company Subsidiary Securities”). None of the Oceanbulk Subsidiaries owns, directly or indirectly, any equity or other ownership interests in any Person, except for other Oceanbulk Subsidiaries as set forth in Section 5.5(a) of the Oceanbulk Disclosure Letter. There are no outstanding obligations of any Oceanbulk Subsidiary to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities. Except as set forth in Section 5.5(c) of the Oceanbulk Disclosure Letter, neither the Oceanbulk Companies nor the Oceanbulk Subsidiaries are subject to any obligation or requirement to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Oceanbulk Company or any other Person.

(d) There is no outstanding Indebtedness of the Oceanbulk Subsidiaries having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which equity holders of the Oceanbulk Subsidiaries may vote.

(e) The Oceanbulk Subsidiaries do not have any class of equity securities that is subject to registration with the SEC under Section 12(g) of the 1934 Act. At no time has any class of securities issued by the Oceanbulk Subsidiaries been held of record by five hundred (500) or more Persons.

SECTION 5.6. Oceanbulk F-1. As of its filing date (or if amended, on the date of such filing), the Oceanbulk F-1 is appropriately responsive in all material respects to the requirements of the 1933 Act, and does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Oceanbulk Companies have made available to Parent a true and complete copy of the Oceanbulk F-1 (other than the exhibits thereto). The Oceanbulk Companies have made available to Parent copies of all comment letters received by the Oceanbulk Companies or any of their Affiliates from the SEC prior to the date of this Agreement relating to the Oceanbulk F-1, together with all written responses thereto from the Oceanbulk Companies or any of their Affiliates.

SECTION 5.7. Financial Statements.

(a) The audited combined balance sheets of Oceanbulk Shipping and Oceanbulk Carriers, as of December 31, 2013 and 2012, and the related combined statements of operations, members’ equity, and cash flows for the year ended December 31, 2013 and the period from October 4, 2012 through December 31, 2012 (including the related notes and schedules) included in the Oceanbulk F-1 complied in all material respects with applicable accounting requirements and the published regulations of the SEC, have been prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may

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be indicated in the notes thereto) and fairly present, in all material respects, the combined financial condition, results of operations and cash flows of the Oceanbulk Companies (other than the Oceanbulk Holdcos) as of the indicated dates and for the indicated periods.

(b) The Oceanbulk Holdcos have previously furnished to Parent a true and correct copy of the unaudited combined balance sheets of Oceanbulk Shipping and Oceanbulk Carriers as of March 31, 2014, and the related unaudited interim combined statements of operations, members’ equity and cash flows of Oceanbulk Shipping and Oceanbulk Carriers for the three (3) months then ended, which have been prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present, in all material respects, the combined financial condition, results of operations, members’ equity and cash flows of Oceanbulk Shipping, Oceanbulk Carriers and their respective Subsidiaries as of the indicated dates and for the indicated periods, subject to normal and recurring year-end audit adjustments in amounts that are immaterial in nature and the absence of full footnote disclosure.

SECTION 5.8. Disclosure Documents. The information with respect to the Oceanbulk Companies or the Sellers that any of the Oceanbulk Companies and/or the Sellers supplies in writing to Parent specifically for use in the Parent Disclosure Documents (the “Seller Disclosure Information”), at the time of the filing of such Parent Disclosure Documents or any amendment or supplement thereto and at the time of any distribution or dissemination of such Parent Disclosure Documents, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

SECTION 5.9. Taxes.

(a) All material Tax Returns required by applicable Law to have been filed by each Oceanbulk Company have been filed when due (taking into account any extensions), and each such Tax Return is complete and accurate and correctly reflects the liability for Taxes in all material respects. All material Taxes that are due and payable have been paid.

(b) There is no audit or other proceeding pending against or with respect to any Oceanbulk Company, with respect to any material amount of Tax. There are no material Liens on any of the assets of any Oceanbulk Company that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for Taxes not yet due and payable.

(c) Each Oceanbulk Company has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any third-party.

(d) None of the Oceanbulk Companies has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Taxes.

(e) None of the Oceanbulk Companies is a party to any Tax allocation or sharing agreement.

(f) None of the Oceanbulk Companies has been included in any “consolidated,” “unitary” or “combined” Tax Return provided for under the Law with respect to Taxes for any taxable period for which the statute of limitations has not expired (other than a group of which the Oceanbulk Companies are the only members).

(g) None of the Oceanbulk Companies has any liability for the Taxes of any Person (other than any of the Oceanbulk Companies) under Treasury Regulation Section 1.1502-6 (or any similar provision of any state, local, or foreign Law), as a transferee or successor, by contract, or otherwise.

(h) None of the Oceanbulk Companies is or has been a party to any “listed transaction” as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).

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(i) None of the Oceanbulk Companies has been either a “distributing corporation” or a “controlled corporation” in a distribution in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable within the prior three (3) years.

(j) None of the Oceanbulk Companies has, or since its date of formation has had, a permanent establishment in any country other than the country of its organization.

(k) Each Oceanbulk Company has complied in all material respects with the intercompany transfer pricing provisions of each applicable Law relating to Taxes, including the contemporaneous documentation and disclosure requirements thereunder.

(l) No written claim has ever been made by any Governmental Authority in a jurisdiction where any Oceanbulk Company does not file Tax Returns that any Oceanbulk Company is or may be subject to taxation by that jurisdiction.

(m) Each of Oaktree Holdco and the Pappas Holdco is treated as a corporation for United States federal income tax purposes; (ii) each of Oceanbulk Shipping and Oceanbulk Carriers has in effect a valid election to be treated as a partnership for United States federal income tax purposes; and (iii) each subsidiary of Oceanbulk Shipping and Oceanbulk Carriers is an entity disregarded from its sole owner for United States federal income tax purposes.

SECTION 5.10. Compliance with Laws; Governmental Authorizations.

(a) Each Oceanbulk Company is, and since January 1, 2013 has been, in compliance with all Laws and Governmental Authorizations to which such entity, or any of its or their Vessels or other material assets, is subject (including Maritime Guidelines), except where such failure to comply would not have an Oceanbulk Material Adverse Effect.

(b) Each Oceanbulk Company owns, holds, possesses or lawfully uses in the operation of its business all Governmental Authorizations (including those required by Maritime Guidelines) that are necessary or required for it to conduct its business as now conducted, except where the failure to own, hold, possess or lawfully use such Governmental Authorization would not have an Oceanbulk Material Adverse Effect.

SECTION 5.11. Absence of Certain Changes; No Undisclosed Liabilities.

(a) Since the Oceanbulk Balance Sheet Date, (i) the Oceanbulk Companies have conducted their respective businesses only in the ordinary course of business and (ii) there has not been an Oceanbulk Material Adverse Effect.

(b) Other than as expressly required by this Agreement, from the Oceanbulk Balance Sheet Date until the date hereof, there has not been any action taken by any Oceanbulk Company that, had such action occurred after the date of this Agreement without Parent’s consent, would constitute a breach of Section 7.1.

(c) There are no liabilities of any Oceanbulk Company of any kind whatsoever, whether accrued, contingent, known or unknown, absolute, determined, determinable or otherwise, other than: (i) liabilities disclosed and provided for in the Oceanbulk Balance Sheet or in the notes thereto, (ii) liabilities incurred in the ordinary course of business since the Oceanbulk Balance Sheet Date and which are not, individually or in the aggregate, material to the Oceanbulk Companies, taken as a whole, (iii) liabilities incurred in connection with the Transactions, and (iv) liabilities that would not have an Oceanbulk Material Adverse Effect. None of the Oceanbulk Companies is a party to, nor do the Oceanbulk Companies have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between any Oceanbulk Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any

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“off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the results, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, any Oceanbulk Company in the Oceanbulk F-1.

SECTION 5.12. Tangible Personal Assets. The Oceanbulk Companies, in the aggregate, have good and valid title to, or a valid interest in, all of their respective tangible personal assets, free and clear of all Liens, other than (i) Permitted Liens or (ii) Liens that individually or in the aggregate, do not materially interfere with the ability of any Oceanbulk Company to conduct its business as currently conducted.

SECTION 5.13. Borrowed Indebtedness and Cash.

(a) The aggregate outstanding Borrowed Indebtedness, and the aggregate cash and cash equivalents, of the Oceanbulk Companies as of March 31, 2014 is set forth in Section 5.13(a) of the Oceanbulk Disclosure Letter.

(b) The aggregate outstanding Borrowed Indebtedness (including the specific amount of core and non-core Borrowed Indebtedness outstanding under the Heron Facility Agreement) of Heron as of the date hereof is set forth in Section 5.13(b) of the Oceanbulk Disclosure Letter.

SECTION 5.14. Vessels; Maritime Matters.

(a) Section 5.14(a) of the Oceanbulk Disclosure Letter contains a list of all vessels owned by any Oceanbulk Company (the “Owned Vessels”) or chartered-in by any Oceanbulk Company pursuant to charter arrangements (the “Leased Vessels”), including the name, registered owner, capacity (gross tonnage or deadweight tonnage, as specified therein), year built, classification society, official number, flag state, and whether such Vessel is currently operating in the spot market or time chartered market, of each Owned Vessel and Leased Vessel. Each Vessel is operated in compliance with all applicable Maritime Guidelines and Laws, except where such failure to be in compliance would not have an Oceanbulk Material Adverse Effect. Each Oceanbulk Company is qualified to own and operate the Owned Vessels under applicable Laws, including the Laws of each Owned Vessel’s flag state, except where such failure to be qualified would not have an Oceanbulk Material Adverse Effect. Each Vessel is seaworthy and in good operating condition, has all national and international operating and trading certificates and endorsements, each of which is valid, that are required for the operation of such Vessel in the trades and geographic areas in which it is operated, except where such failure to be qualified would not have an Oceanbulk Material Adverse Effect.

(b) Each Vessel is classed by a classification society which is a member of the International Association of Classification Societies and is materially in class with all class and trading certificates valid through the date of this Agreement and, to the Knowledge of Oceanbulk, (i) no event has occurred and no condition exists that would cause such Vessel’s class to be suspended or withdrawn, and (ii) is free of average damage affecting its class.

(c) With respect to each of the Owned Vessels, one of the Oceanbulk Companies, as applicable, is the sole owner of each such Vessel and has good title to such Vessel free and clear of all Liens other than Permitted Liens.

(d) Prior to the date of this Agreement, the Oceanbulk Companies have delivered and made available to Parent accurate, complete and correct copies of the most recent inspection reports relating to each Vessel.

SECTION 5.15. Contracts.

(a) Section 5.15(a) of the Oceanbulk Disclosure Letter lists the following Contracts to which any Oceanbulk Company is a party that are in effect as of the date hereof:

(i) each “material contract” (as such term is defined in Item 10.C and in Instructions As To Exhibits of Form 20-F) to which any Oceanbulk Company is a party to or bound;

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(ii) each Contract not contemplated by this Agreement that materially limits the ability of any Oceanbulk Company to engage in its business or compete in any manner;

(iii) each Contract that creates a partnership, joint venture or any strategic alliance with respect to any Oceanbulk Company, other than the organizational documents of the Oceanbulk Companies;

(iv) each employment, consulting, services or similar Contract with any employee or independent contractor of an Oceanbulk Company;

(v) each indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other evidence of Indebtedness or Contract providing for Indebtedness in excess of $1,000,000;

(vi) each Contract that relates to the acquisition or disposition, directly or indirectly, of any material business (whether by merger, sale of stock, sale of assets or otherwise) or material asset, including any vessel, other than this Agreement;

(vii) each Contract that relates to the acquisition or disposition, directly or indirectly (whether by merger, sale of stock, sale of assets (including any Vessel) or otherwise), by any Oceanbulk Company after the date of this Agreement of assets or any material business for consideration with a fair market value in excess of $1,000,000;

(viii) any Contract related to the acquisition or disposition, directly or indirectly (by merger, sale of stock, sale of assets or otherwise), by any Oceanbulk Company prior to the date of this Agreement that includes provisions that are in effect in respect of “earn-outs” or deferred or contingent consideration;

(ix) each ship-sales, memorandum of agreement, bareboat charter or other vessel acquisition Contract for Newbuildings and secondhand vessels contracted for by any Oceanbulk Company and other Contracts with respect to Newbuildings and the financing thereof, including performance guarantees, counter guarantees, refund guarantees, material supervision agreements and material plan verification services agreements;

(x) each operating agreement, management agreement, crewing agreement, Contract of affreightment or financial lease (including sale/leaseback or similar arrangements) with respect to any Vessel;

(xi) any Contract with a Third Party for the charter of any Vessel, other than any (A) voyage charter or (B) time charter with a duration of 12 months or less;

(xii) each collective bargaining agreement or other Contract with a labor union to which any Oceanbulk Company is a party or otherwise bound;

(xiii) each Contract that provides for indemnification by any Oceanbulk Company to any Person other than a Contract entered into in the ordinary course of business or that is not material to any Oceanbulk Company;

(xiv) each Contract to which any Oceanbulk Company is a party or otherwise bound that contains a so-called “most favored nations” provision or similar provisions requiring any Oceanbulk Company or its Affiliates (including, after the Closing, Parent or any of its Affiliates) to offer to a Person any terms or conditions that are at least as favorable as those offered to one or more other Persons; and

(xv) each Contract involving a standstill or similar obligation of any Oceanbulk Company.

(b) The Oceanbulk Companies have heretofore made available to Parent true and complete copies of the Material Contracts as in effect as of the date hereof. Except for breaches, violations or defaults which would

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not have an Oceanbulk Material Adverse Effect, (i) each of the Material Contracts is valid, binding, enforceable and in full force and effect with respect to the Oceanbulk Companies, and to the Knowledge of Oceanbulk, the other parties thereto, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions and except for any Material Contracts that have expired or been terminated after the date hereof in accordance with its terms, and (ii) none of the Oceanbulk Companies, nor to the Knowledge of Oceanbulk, any other party to a Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a breach or default under, or give rise to any right of cancellation or termination of or consent under, such Material Contract, and none of the Oceanbulk Companies has received written notice that it has breached, violated or defaulted under any Material Contract.

SECTION 5.16. Litigation. Except as set forth in Section 5.16 of the Oceanbulk Disclosure Letter, there is no Action pending or, to the Knowledge of Oceanbulk, threatened against any Oceanbulk Company. No officer or director of any Oceanbulk Company is a defendant in any Action commenced by any equityholder of any Oceanbulk Company with respect to the performance of his duties as an officer or a director of any Oceanbulk Company under any applicable Law. There is no material unsatisfied judgment, penalty or award against any Oceanbulk Company or any of its Subsidiaries. None of the Oceanbulk Companies is subject to any Orders.

SECTION 5.17. Employee Benefits.

(a) Section 5.17(a) of the Oceanbulk Disclosure Letter includes a list of all Oceanbulk Benefit Plans. The Oceanbulk Companies have delivered or made available to Parent copies of each Oceanbulk Benefit Plan or, in the case of any unwritten Oceanbulk Benefit Plans, a summary thereof.

(b) Section 5.17(b) of the Oceanbulk Disclosure Letter includes a list of all executives of any Oceanbulk Company (e.g., chief executive officer, president, chief financial officer, chief operating officer, etc.) who perform substantially all of their personal services for any Oceanbulk Company pursuant to agreements to which any Oceanbulk Company is a party and the amount of wages earned by each such individual and their place of employment, in each case as of the date of this Agreement.

(c) Each Oceanbulk Benefit Plan has been administered in accordance with its terms and is in compliance with all applicable Laws, except for instances that would not have an Oceanbulk Material Adverse Effect.

(d) Except as would not have an Oceanbulk Material Adverse Effect, (i) each Oceanbulk Benefit Plan that is intended to qualify for favorable tax benefits under the Laws of any jurisdiction is so qualified, and (ii) to the Knowledge of Oceanbulk, no condition exists and no event has occurred that could reasonably be expected to result in the loss or revocation of such status. Except as would not have an Oceanbulk Material Adverse Effect, all benefits, contributions and premiums relating to each Oceanbulk Benefit Plan have been timely paid or made in accordance with the terms of such Oceanbulk Benefit Plan and the terms of all applicable Laws and any related agreement.

(e) None of the Oceanbulk Companies has, within the preceding six month period, ever maintained or contributed to, or had any obligation to contribute to any “employee benefit plan,” within the meaning of Section 3(3) of the U.S. Employee Retirement Income Security Act of 1974 (“ERISA”), that is covered by ERISA.

(f) None of the Oceanbulk Companies has incurred, and no event has occurred and no condition or circumstance exists that could reasonably be expected to result in, any unsatisfied liability of any Oceanbulk Company under Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA arising in connection with any employee benefit plan covered or previously covered by Title IV of ERISA or such sections of the Code or ERISA.

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(g) Except as set forth in Section 5.17(g) of the Oceanbulk Disclosure Letter, the execution of, and performance of the Transactions will not (either alone or upon the occurrence of any additional or subsequent events) result in (i) any payment, compensation or benefits (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any current or former director, officer, employee, consultant or independent contractor or trigger the right of any current or former director, officer, employee, consultant or independent contractor to terminate any employment or contractual relationship with any Oceanbulk Company, or (ii) the triggering or imposition of any restrictions or limitations on the right of any Oceanbulk Company to amend or terminate any Oceanbulk Benefit Plan.

SECTION 5.18. Labor and Employment Matters. The Oceanbulk Companies have complied with all labor and employment Laws, including, all labor and employment provisions included in the Maritime Guidelines, and those relating to wages, hours, workplace safety and health, immigration, individual and collective termination, discrimination and data privacy, except where failure to comply would not have an Oceanbulk Material Adverse Effect. There are no material pending or, to the Knowledge of Oceanbulk, threatened, labor disputes, work stoppages, requests for representation, pickets, work slow-downs due to labor disagreements or any legal actions or arbitrations that involve the labor or employment relations of any Oceanbulk Company. Since January 1, 2013, there has been no labor strike, dispute, work stoppage, request for representation, picket or work slow-down in respect of an Oceanbulk Company, except where such strike, dispute, work stoppage, request, picket or work slow-down would not have an Oceanbulk Material Adverse Effect. None of the Oceanbulk Companies is party to any collective bargaining agreement or any other type of collective agreement with any type of local, national or supranational workers’ representatives. To the Knowledge of Oceanbulk, there is not pending or underway any union, or any other type of workers’ representatives, organizational activities or requests or elections for representation with respect to employees of any Oceanbulk Company.

SECTION 5.19. Environmental. Except for any matter that would not have an Oceanbulk Material Adverse Effect, (a) each Oceanbulk Company is and has been in compliance with all Environmental Laws, (b) each Oceanbulk Company possesses and is and has been in compliance with all Governmental Authorizations required under Environmental Law for the conduct of their respective operations, (c) there are no actions pending against any Oceanbulk Company alleging a violation of or liability under any Environmental Law, (d) to the Knowledge of Oceanbulk, there are no currently known conditions that would reasonably be expected to result in any liability pursuant to any Environmental Law, and (e) each Oceanbulk Company has provided to Parent all material documents in its possession related to compliance with or liability under Environmental Laws.

SECTION 5.20. Insurance. The Oceanbulk Companies maintain (i) insurance policies and fidelity bonds covering the Oceanbulk Companies or their respective businesses, properties, assets, directors, officers or employees, and (ii) protection and indemnity, hull and machinery and war risks insurance policies and club entries covering the Vessels in such amounts and types as are customary in the shipping industry (collectively, the “Policies”). Section 5.20 of the Oceanbulk Disclosure Letter includes a list of all such Policies. None of the Oceanbulk Companies is in violation or breach of or default under any of its obligations under any such Policy, except where such default would not have an Oceanbulk Material Adverse Effect. None of the Oceanbulk Companies has received any written notice that any Policy has been cancelled. There are no material claims individually or in the aggregate by any Oceanbulk Company pending under any of the Policies as to which coverage has been questioned, denied or disputed by the underwriters of such Policy, as applicable, in writing or in respect of which such underwriters have reserved their rights in writing.

SECTION 5.21. Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Sellers or the Oceanbulk Companies who might be entitled to any fee or commission in connection this Agreement, the Related Agreements or the Transactions. The Oceanbulk Companies have furnished to Parent true, correct and complete copies of engagement letters relating to any such services, and there have been no amendments or revisions to such engagement letters.

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SECTION 5.22. Takeover Statutes. The Oceanbulk Companies have taken all action required to be taken by them (if any) in order to exempt this Agreement, the Related Agreements, and the Transactions from the requirements of any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” or other anti-takeover laws and regulations of any Governmental Authority (each, a “Takeover Statute”) or similar provision contained in the Oceanbulk Companies’ Charter Documents.

SECTION 5.23. Interested Party Transactions. Except as set forth in Section 5.23 of the Oceanbulk Disclosure Letter, any Oceanbulk Benefit Plan or any travel or expense reimbursement of officers or directors in the ordinary course, (a) there are no Contracts or arrangements between any Oceanbulk Company, on the one hand, and any current or former officer or director of any Oceanbulk Company or any of such officer’s or director’s immediate family members or Affiliates, any other Affiliates of such Oceanbulk Company (other than any Oceanbulk Company and its Subsidiaries) or any Seller or any of its Affiliates (other than any Oceanbulk Company and its Subsidiaries), on the other hand (any such Contract or arrangement, an “Interested Party Transaction”), and (b) no Seller or Affiliate of any Oceanbulk Company or Seller possesses, directly or indirectly, any material financial interest in, or is a director or officer of, any Person which is a material supplier, customer, lessor or lessee of any Oceanbulk Company.

SECTION 5.24. Certain Business Practices. None of the Oceanbulk Companies nor (to the Knowledge of Oceanbulk), any director, officer, agent or employee of any Oceanbulk Company (a) used any funds for unlawful contributions, gifts, entertainment or other expenses relating to the business of any Oceanbulk Company, (b) made any bribe or kickback, illegal political contribution, unlawful payment from corporate funds which was incorrectly recorded on the books and records of any Oceanbulk Company, unlawful payment from corporate funds to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977 or other anti-corruption laws, in each case relating to the business of any Oceanbulk Company, or (c) made any other unlawful payment relating to the business of any Oceanbulk Company.

SECTION 5.25. Oceanbulk Holdcos. Except as set forth on Section 5.25 of the Oceanbulk Disclosure Letter, or arising from this Agreement, the Oceanbulk Holdcos have no assets, liabilities (other than their ownership interests in the Oceanbulk Subsidiaries and liabilities attributable to the Oceanbulk Holdcos by reason of their ownership interest of the Oceanbulk Subsidiaries) or obligations of any kind.

SECTION 5.26. Investment in Parent Common Stock. Each Seller is acquiring the Parent Common Stock for its own account for the purpose of investment and not with a view to or for sale in connection with a distribution. Except for the transactions contemplated by the Existing Registration Rights Agreement and the Registration Rights Agreement, Sellers do not have an arrangement (whether or not legally binding) to effect any distribution of the Parent Common Stock to or through any Person. Each Seller understands that the Parent Common Stock to be delivered to such Seller at Closing will not be registered under the 1933 Act or any other United States state securities laws by reason of specified exemption from the registration provisions thereof, which depends upon, among other things, the bona fide nature of its investment intent as expressed herein, and that such Parent Common Stock may not be transferred or sold except pursuant to the registration provisions of the 1933 Act and any applicable United States state securities laws, or pursuant to an applicable exemption therefrom. Each Seller is an “accredited investor” as defined in Regulation D promulgated under the 1933 Act. No Seller is required to be registered as a broker-dealer under Section 15 of the 1934 Act, and no Seller is a broker-dealer. The Sellers are not purchasing the Parent Common Stock and the Parent Common Stock were not offered to the Sellers by means of any form of general or public solicitation or general advertising, or publicly disseminated advertisements or sales literature, including (a) any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media, or broadcast over television or radio, or (b) any seminar or meeting to which the Sellers were invited by any of the foregoing means of communications. Without limiting the representations, warranties, agreements and covenants of Parent and Merger Subs set forth in this Agreement or the Related Agreements, each Seller acknowledges that it has had the opportunity to review the books and records and other information regarding Parent that it has deemed necessary to make an informed

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investment decision with respect to the investment and has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of Parent concerning the terms and conditions of the acquisition of the Parent Common Stock and the merits and risks of investing in the Parent Common Stock; (ii) access to information about Parent and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that Parent possesses or can acquire without unreasonable effort or expense. Each Seller (together with his, her or its advisors, if any) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the prospective investment in the Parent Common Stock. Each Seller has sought such accounting, legal and tax advice as it has considered necessary to make an informed decision with respect to its acquisition of the Parent Common Stock.

SECTION 5.27. No Other Representations or Warranties. The Sellers and the Oceanbulk Holdcos have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, condition (financial or otherwise) and prospects of Parent, which investigation, review and analysis was done by the Sellers, the Oceanbulk Holdcos and their respective representatives. In entering into this Agreement, each of the Sellers and the Oceanbulk Holdcos acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any representations or opinions (whether written or oral) of Parent or its Affiliates (except the specific representations made in Article VI). Except for the representations and warranties contained in Article VI and in the certificate delivered by the Parent pursuant to Section 10.2(f), each of the Sellers and the Oceanbulk Holdcos acknowledges that (a) none of Parent or any other Person on behalf of Parent makes any other representation or warranty, express or implied, written or oral, at law or in equity, with respect to Parent or its business, operations, assets, liabilities, results of operations, condition (financial or otherwise) or prospects, including with respect to (i) merchantability or fitness for any particular use or purpose or (ii) the probable success or profitability of Parent or the business thereof after the Effective Time and (b) except in the case of fraud, neither the Parent or any other Person will have or be subject to any liability or indemnification obligation to the Sellers, the Oceanbulk Holdcos or any other Person resulting from the distribution to the Sellers, the Oceanbulk Holdcos or any other Person, or their use of, any information provided in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to them in certain “data rooms” or management presentations or in any other form in expectation of, or in connection with, the Transactions.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBS

Except as set forth in the Parent Disclosure Letter, or accurately disclosed in any report, schedule, form or document filed with, or furnished to, the SEC by Parent and publicly available during the period beginning on or after January 1, 2013 and ending five (5) days prior to the date hereof (other than any risk factor disclosure or forward-looking statements included in such reports, schedules, forms or documents and any other disclosures included therein to the extent that such statements are cautionary, predictive or forward-looking in nature), Parent and Merger Subs, jointly and severally, represent and warrant to the Sellers that:

SECTION 6.1. Organization, Qualification and Corporate Power. Each of Parent and each Merger Sub is an entity duly organized, validly existing and in good standing under the Laws of the Republic of the Marshall Islands. Each of Parent and each Merger Sub has all requisite corporate or limited liability company power and authority and all Governmental Authorizations, directly or indirectly, to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Parent and each of its Subsidiaries is duly qualified or licensed as a foreign corporation or limited liability company to do business, and is in good standing (where applicable) or has equivalent status, in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing or to have equivalent status would not have a Parent Material Adverse Effect. Each of (a) the third amended and restated articles of incorporation of

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Parent filed as Exhibit 1 to Parent’s Report on Form 6-K filed with the SEC on October 15, 2012 and (b) the second amended and restated bylaws of Parent filed as Exhibit 3.1 to Parent’s Report on Form 6-K filed with the SEC on July 30, 2013, is currently in effect, true and complete and has not been amended, supplemented or otherwise modified as of the date hereof.

SECTION 6.2. Authorization.

(a) The execution, delivery and performance by Parent and each Merger Sub of this Agreement, the Related Agreements to which each is a party, and the consummation by Parent and each Merger Sub of the Transactions are within the corporate and limited liability company powers of Parent and each Merger Sub and, except for the Transactions Approval, have been duly authorized by all necessary corporate and limited liability company action on the part of Parent and each Merger Sub. The only votes of the holders of any of Parent’s capital stock necessary in connection with the Transactions are the affirmative vote of the holders of a majority of the shares of Parent Common Stock present (in person or by proxy) and voting at the Parent Stockholders Meeting (as defined below) to approve this Agreement, the Pappas Agreement and the transactions contemplated hereby and thereby (provided that each of the Sellers shall, and each of them shall cause each of their Affiliates to, vote the shares of Parent Common Stock that they beneficially own in accordance with Section 8.2 hereof) (the “Transactions Approval”). This Agreement and each Related Agreement to which it is a party constitutes a valid and binding agreement of Parent and each Merger Sub enforceable against each of them in accordance with its terms, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions.

(b) At a meeting duly called and held, the Special Committee has unanimously (i) determined that this Agreement, the Pappas Agreement and the transactions contemplated hereby and thereby are fair to and in the best interests of Parent and Parent’s stockholders (other than the Sellers and their respective Affiliates), (ii) declared advisable this Agreement, the Pappas Agreement and the transactions contemplated hereby and thereby, including the Merger, and (iii) recommended to the Parent Board that this Agreement, the Pappas Agreement and the transactions contemplated hereby and thereby be approved by the Parent Board and submitted to the Parent Stockholders Meeting for approval by the Parent’s stockholders (such recommendation, the “Special Committee Recommendation”), which resolutions and Special Committee Recommendation have not been subsequently rescinded, modified or amended in any respect except to the extent occurring after the date of this Agreement in compliance with Section 7.6(b). At a meeting duly called and held, the Parent Board has (A) determined that this Agreement, the Pappas Agreement and the transactions contemplated hereby and thereby are fair to and in the best interests of Parent and Parent’s stockholders (other than the Sellers and their respective Affiliates), (B) approved, adopted and declared advisable this Agreement, the Pappas Agreement and the transactions contemplated hereby and thereby, including the Merger, (C) recommended that this Agreement, the Pappas Agreement and the transactions contemplated hereby and thereby be submitted to the Parent Stockholders Meeting for approval by the Parent’s stockholders, and (D) adopted the recommendation by the Special Committee for approval of this Agreement, the Pappas Agreement and the transactions contemplated hereby and thereby by the stockholders of Parent (such recommendation, the “Parent Board Recommendation”), which resolutions and Parent Board Recommendation have not been subsequently rescinded, modified or amended in any respect except to the extent occurring after the date of this Agreement in compliance with Section 7.6(b).

(c) Assuming the accuracy of the representations and warranties set forth in Section 4.2(d) and Section 5.2(b), the execution, delivery and performance by Parent and each Merger Sub of this Agreement and the Related Agreements to which each is a party and the consummation by Parent and each Merger Sub of the Transactions require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing and recordation of appropriate merger or other documents as required by the MILLCA and by relevant authorities of other jurisdictions in which Parent is qualified to do business (including the Oaktree Holdco Certificate of Merger and the Pappas Holdco Certificate of Merger), and (ii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, any other applicable state or federal securities laws and the rules and requirements of Nasdaq, including the filing of the Parent Disclosure Documents with the SEC.

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SECTION 6.3. Noncontravention. Except as set forth in Section 6.3 of the Parent Disclosure Letter, the execution, delivery and performance by Parent and each Merger Sub of this Agreement and the Related Agreements to which each is a party, and the consummation by Parent and each Merger Sub of the Transactions do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the articles of incorporation or bylaws (or comparable organization documents, as applicable) of Parent or its Subsidiaries, (ii) assuming compliance with the matters referred to in Section 6.2(c), contravene, conflict with, or result in a violation or breach of any provision of any applicable Law, (iii) assuming compliance with matters referred to in Section 6.2(c), require any consent or other action by any Person under, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to Parent or its Subsidiaries under any provision of any Parent Material Contract or any Governmental Authorization of Parent or its Subsidiaries, or (iv) result in the loss of, or creation or imposition of any Lien, other than Parent Permitted Liens, on any asset of the Parent or its Subsidiaries.

SECTION 6.4. Disclosure Documents.

(a) Each form, report, schedule, statement and other document required to be filed or furnished by Parent with the SEC or distributed or otherwise disseminated to Parent’s stockholders in connection with the Transactions (the “Parent Disclosure Documents”), including the Proxy Statement, to be furnished to the SEC or distributed or otherwise disseminated to Parent’s stockholders in connection with the Transactions, and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the requirements of applicable Law.

(b) (i) The Proxy Statement, as supplemented or amended, at the time such Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of Parent and at the time of the Parent Stockholders Meeting, and (ii) any Parent Disclosure Document (other than the Proxy Statement), at the time of the filing of such Parent Disclosure Document or any supplement or amendment thereto and at the time of any distribution or dissemination thereof, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the foregoing does not apply to statements in or omissions from any such document based upon the Seller Disclosure Information.

SECTION 6.5. Fees. Except for Evercore Group L.L.C., whose fees will be paid by Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission in connection with this Agreement, the Related Agreements or the Transactions. Parent has furnished to the Oceanbulk Companies true, correct and complete copies of engagement letters relating to any such services, and there have been no amendments or revisions to such engagement letters.

SECTION 6.6. Capitalization of Parent.

(a) The authorized capital stock of Parent consists of (i) 300,000,000 shares of common stock, par value $0.01 per share (the “Parent Common Stock”) and (ii) 25,000,000 shares of preferred stock, par value $0.01 per share (“Parent Preferred Stock”). As of the date of this Agreement, (i) 29,493,769 shares of Parent Common Stock are issued and outstanding, and (ii) no shares of Parent Common Stock are held in the treasury of Parent. As of the date hereof, no shares of Parent Preferred Stock are issued and outstanding. All outstanding shares of capital stock of Parent and all shares of Parent Common Stock to be issued to the Sellers pursuant to this Agreement have been duly authorized. All outstanding shares of capital stock of Parent have been, and, upon issuance, all shares of Parent Common Stock to be issued to the Sellers pursuant to this Agreement will be, validly issued and fully paid and nonassessable, and free of preemptive or similar rights under any provision of the Marshall Islands Business Corporations Act (“MIBCA”) and the articles of incorporation or bylaws of Parent or any agreement to which Parent is a party or otherwise bound.

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(b) No antidilution or similar adjustments with respect to any Parent Securities will occur or be required as a result of the issuance and sale of the Parent Common Stock to the Sellers pursuant to this Agreement. Assuming the accuracy of the representations and warranties set forth in Section 5.26, the offer and sale of the Parent Common Stock to the Sellers pursuant to this Agreement shall be qualified or exempt from the registration requirements of the 1933 Act and the registration and/or qualification requirements of all applicable state securities Laws.

(c) There is no outstanding Indebtedness of Parent or any of its Subsidiaries having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which stockholders of Parent may vote.

(d) Except as set forth in Section 6.6(d-1) of the Parent Disclosure Letter, as of the date hereof, there are no issued, reserved for issuance or outstanding (i) shares of capital stock of or other voting securities of or ownership interests in Parent, (ii) securities of Parent convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of or ownership interests in Parent, (iii) warrants, calls, options or other rights to acquire from Parent, or other obligation of Parent to issue, any capital stock or other voting securities or ownership interests in or any securities convertible into or exchangeable or exercisable for capital stock or other voting securities or ownership interests in Parent, or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of Parent (the items in clauses (i) through (iv) being referred to collectively as the “Parent Securities”). There are no outstanding obligations of Parent to repurchase, redeem or otherwise acquire any of the Parent Securities. Except for the Oaktree Stockholders Agreement and the Pappas Stockholders Agreement, Parent is not a party to any voting agreements, voting trusts, proxies or other similar agreements or understandings with respect to the voting of any shares of Parent Common Stock or other Parent Securities. Except as may be required by applicable securities Laws and regulations and other than Parent’s third amended and restated articles of incorporation and second amended and restated bylaws currently in effect, Parent is not bound by any obligations or commitments of any character restricting the transfer of, or, except as set forth in Section 6.6(d-2) of the Parent Disclosure Letter, requiring the registration for sale of, any shares of Parent Common Stock or other Parent Securities.

SECTION 6.7. Subsidiaries.

(a) Section 6.7(a) of the Parent Disclosure Letter sets forth a complete and correct list of each Subsidiary of Parent together with the jurisdiction of incorporation or formation of each such Subsidiary, the form of organization of each such Subsidiary, the authorized and issued capital stock, voting securities or other ownership interests of each such Subsidiary and the name of each holder thereof.

(b) Each Subsidiary of Parent has been duly organized, is validly existing and in good standing (except with respect to jurisdictions that do not recognize the concept of good standing) under the Laws of the jurisdiction of its incorporation or formation, and has all requisite power, Governmental Authorizations and authority to own, lease and operate its properties and to carry on its business as now conducted, except where the failure to be in good standing or possess such Governmental Authorizations would not have a Parent Material Adverse Effect. Each such Subsidiary of Parent is duly qualified or licensed as a foreign corporation or other entity to do business, and is in good standing in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Parent Material Adverse Effect. Parent has heretofore made available to the Oceanbulk Companies true and complete copies of the articles of incorporation, bylaws, certificates of formation, certificate of incorporation, limited liability company agreement (or comparable organization documents, as applicable) of each of its Subsidiaries.

(c) All of the outstanding shares of capital stock of, or voting securities of, or other ownership interests in, each Subsidiary of Parent, is owned by Parent directly or indirectly, free and clear of any Liens (other than Parent Permitted Liens). There are no issued, reserved for issuance or outstanding (i) securities of any of Parent’s

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Subsidiaries convertible into, or exchangeable or exercisable for, shares of capital stock or other voting securities of, or ownership interests in, any Parent Subsidiary, (ii) warrants, calls, options or other rights to acquire from any of Parent’s Subsidiaries, or other obligations of any of Parent’s Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable or exercisable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of Parent, or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of Parent (the items in clauses (i) through (iii), together with all of the outstanding capital stock of, or other voting securities of, or ownership interests in, each Subsidiary of Parent, being referred to collectively as the “Parent Subsidiary Securities”). Except as set forth in Section 6.7(c) of the Parent Disclosure Letter, none of the Subsidiaries of Parent owns, directly or indirectly, any equity or other ownership interests in any Person, except for other Subsidiaries of Parent as set forth in Section 6.7(a) of the Parent Disclosure Letter. There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Parent Subsidiary Securities. Except as set forth in Section 6.7(c) of the Parent Disclosure Letter, neither Parent nor the Subsidiaries of Parent are subject to any obligation or requirement to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Person.

SECTION 6.8. Parent SEC Filings.

(a) Parent has filed with or furnished to the SEC, all reports, schedules, forms, statements, prospectuses, registration statements and other documents, as such documents may be amended or supplemented, required to be filed with or furnished to the SEC by Parent since January 1, 2013 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Parent SEC Documents”), except where such failure to file with or furnish to the SEC such reports, schedules, forms, statements, prospectuses, registration statements or other documents required to be filed with or furnished to the SEC would not have a Parent Material Adverse Effect.

(b) As of its filing date (or, if amended, by a filing prior to the date hereof, on the date of such filing), each Parent SEC Document complied, and each Parent SEC Document filed subsequent to the date hereof and prior to the earlier of the Effective Time and the termination of this Agreement will comply, as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be, at the time of such filing. As of the date of this Agreement, there are no outstanding unresolved comments received from the staff of the SEC with respect to any of the Parent SEC Documents. To the Knowledge of Parent, none of the Parent SEC Documents is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation. No Subsidiary of Parent is subject to the periodic reporting requirements of Section 13(a) and Section 15(d) of the 1934 Act.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Parent SEC Document filed pursuant to the 1934 Act did not, and each Parent SEC Document filed subsequent to the date hereof and prior to the earlier of the Effective Time and the date of the termination of this Agreement will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the foregoing does not apply to statements in or omissions from any such document based upon the Seller Disclosure Information.

(d) Each Parent SEC Document, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such Parent SEC Document or amendment became effective, did not, and each Parent SEC Document filed subsequent to the date hereof and prior to the earlier of the Effective Time and the date of the termination of this Agreement will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the foregoing does not apply to statements in or omissions from any such document based upon the Seller Disclosure Information.

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(e) Parent and each of its officers are in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. The management of Parent established and maintains, and at all times since January 1, 2013 has maintained, a system (“Internal Controls”) of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the 1934 Act) as required by Rule 13a-15 or 15d-15 under the 1934 Act and that is sufficient to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures of Parent and its Subsidiaries are being made in accordance with management’s general or specific authorizations, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s and its Subsidiaries’ assets that could have a material effect on Parent’s financial statements. Parent’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the 1934 Act) are designed to ensure that all material information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Parent required under the 1934 Act with respect to such reports. The management of Parent has disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s auditors and the audit committee of the Parent Board (A) all significant deficiencies and material weaknesses in the design or operation of the Company’s Internal Controls which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information, and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s Internal Controls.

(f) Except as set forth in Section 6.8(f) of the Parent Disclosure Letter, since January 1, 2013, Parent has complied in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq, and has not since January 1, 2013 received any notice asserting any non-compliance with the listing requirements of Nasdaq.

(g) Each of the principal executive officer and principal financial officer of Parent (or each former principal executive officer and principal financial officer of Parent, as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and Nasdaq, such certifications comply as to form and content with all applicable Laws, and the statements contained in any such certifications are complete and correct.

SECTION 6.9. Financial Statements.

(a) The audited consolidated balance sheets of Parent as of December 31, 2013 and 2012, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2013 (including the related notes and schedules), included in the Parent’s Annual Report filed on Form 20-F for the fiscal year ended December 31, 2013 complied in all material respects with applicable accounting requirements and the published regulations of the SEC, have been prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present, in all material respects, the consolidated financial condition, results of operations and cash flows of Parent and its Subsidiaries as of the indicated dates and for the indicated periods.

(b) The unaudited condensed consolidated balance sheet of Parent as of March 31, 2014, and the related unaudited interim condensed consolidated statements of operations, stockholders’ equity and cash flows of Parent for the three (3) months then ended, included in the Parent’s Report filed on Form 6-K on May 29, 2014, have been prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present, in all material respects, the consolidated financial condition, results of operations and cash flows of Parent and its

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Subsidiaries as of the indicated dates and for the indicated periods, subject to normal and recurring year-end audit adjustments in amounts that are immaterial in nature and the absence of full footnote disclosure.

SECTION 6.10. Taxes.

(a) All material Tax Returns required by applicable Law to have been filed by Parent or any of its Subsidiaries have been filed when due (taking into account any extensions), and each such Tax Return is complete and accurate and correctly reflects the liability for Taxes in all material respects. All material Taxes that are due and payable have been paid.

(b) There is no audit or other proceeding pending against or with respect to Parent or any of its Subsidiaries, with respect to any material amount of Tax. There are no material Liens on any of the assets of Parent or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for Taxes not yet due and payable.

(c) Parent and each of its Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any third-party.

(d) Neither Parent nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Taxes.

(e) Neither Parent nor any of its Subsidiaries is a party to any Tax allocation or sharing agreement.

(f) Neither Parent nor any of its Subsidiaries has been included in any “consolidated,” “unitary” or “combined” Tax Return provided for under the Law with respect to Taxes for any taxable period for which the statute of limitations has not expired (other than a group of which Parent is the parent).

(g) Neither Parent nor any of its Subsidiaries has any liability for the Taxes of any Person (other than any of Parent and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of any state, local, or foreign Law), as a transferee or successor, by contract, or otherwise.

(h) Neither Parent nor any of its Subsidiaries is or has been a party to any “listed transaction” as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).

(i) Neither Parent nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable within the prior three (3) years.

(j) Except as set forth in Section 6.10(j) of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries has, or since its date of formation has had, a permanent establishment in any country other than the country of its organization.

(k) Each of Parent and its Subsidiaries has complied in all material respects with the intercompany transfer pricing provisions of each applicable Law relating to Taxes, including the contemporaneous documentation and disclosure requirements thereunder.

(l) No written claim has ever been made by any Governmental Authority in a jurisdiction where neither Parent nor any of its Subsidiaries file Tax Returns that Parent or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(m) (i) Parent is treated as a corporation for United States federal income tax purposes and (ii) each Subsidiary of Parent has in effect a valid election to be treated as an entity disregarded from its sole owner for United States federal income tax purposes.

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SECTION 6.11. Compliance with Laws; Governmental Authorizations.

(a) Parent and each of its Subsidiaries are, and since January 1, 2013 have been, in compliance with all Laws and Governmental Authorizations to which Parent or such Subsidiary, or any of its or their Parent Vessels or other material assets, is subject (including Maritime Guidelines), except where such failure to comply would not have a Parent Material Adverse Effect.

(b) Parent and each of its Subsidiaries owns, holds, possesses or lawfully uses in the operation of its business all Governmental Authorizations (including those required by Maritime Guidelines) that are necessary or required for it to conduct its business as now conducted, except where the failure to own, hold, possess or lawfully use such Governmental Authorization would not have a Parent Material Adverse Effect.

SECTION 6.12. Absence of Certain Changes; No Undisclosed Liabilities.

(a) Since the Parent Balance Sheet Date, (i) Parent and its Subsidiaries have conducted their respective businesses only in the ordinary course of business and (ii) there has not been any Parent Material Adverse Effect.

(b) Other than as expressly required by this Agreement or as set forth in Section 6.12(b) of the Parent Disclosure Letter, from the Parent Balance Sheet Date until the date hereof, there has not been any action taken by Parent or its Subsidiaries that, had such action occurred after the date of this Agreement without the Sellers’ Representative’s consent, would constitute a breach of Section 7.1 or Section 7.2.

(c) There are no liabilities of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, known or unknown, absolute, determined, determinable or otherwise, other than: (i) liabilities disclosed and provided for in the Parent Balance Sheet or in the notes thereto, (ii) liabilities incurred in the ordinary course of business since the Parent Balance Sheet Date and which are not, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole, (iii) liabilities incurred in connection with the Transactions, and (iv) liabilities that would not have a Parent Material Adverse Effect. Neither Parent nor its Subsidiaries is a party to, nor does Parent or its Subsidiaries have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between Parent, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person on the other hand, or any off-balance sheet arrangements (as defined in Item 303(a) of Regulation S-K of the SEC), where the results, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent in the Parent SEC Documents.

SECTION 6.13. Contracts.

(a) Section 6.13 (a) of the Parent Disclosure Letter lists the following Contracts to which Parent or any of its Subsidiaries is a party that are in effect as of the date hereof:

(i) each “material contract” (as such term is defined in Item 10.C and in Instructions As To Exhibits of Form 20-F) to which Parent or any of its Subsidiaries is a party to or bound;

(ii) each Contract not contemplated by this Agreement that materially limits the ability of Parent or any of its Subsidiaries to engage in its business or compete in any manner;

(iii) each Contract that creates a partnership, joint venture or any strategic alliance with respect to Parent or any of its Subsidiaries, other than the organizational documents of Parent or its Subsidiaries;

(iv) each employment, consulting, services or similar Contract with any employee, consultant or independent contractor of Parent or any of its Subsidiaries;

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(v) each indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other evidence of Indebtedness or Contract providing for Indebtedness in excess of $1,000,000;

(vi) each Contract that relates to the acquisition or disposition, directly or indirectly, of any material business (whether by merger, sale of stock, sale of assets or otherwise) or material asset, including any vessel, other than this Agreement;

(vii) each Contract that relates to the acquisition or disposition, directly or indirectly (whether by merger, sale of stock, sale of assets (including any Parent Vessel) or otherwise), by Parent or any of its Subsidiaries after the date of this Agreement of assets or any material business for consideration with a fair market value in excess of $1,000,000;

(viii) any Contract related to the acquisition or disposition, directly or indirectly (by merger, sale of stock, sale of assets or otherwise), by Parent or any of its Subsidiaries prior to the date of this Agreement that includes provisions that are in effect in respect of “earn-outs” or deferred or contingent consideration;

(ix) each ship-sales, memorandum of agreement, bareboat charter or other vessel acquisition Contract for Newbuildings and secondhand vessels contracted for by Parent or any of its Subsidiaries and other Contracts with respect to Newbuildings and the financing thereof, including performance guarantees, counter guarantees, refund guarantees, material supervision agreements and material plan verification services agreements;

(x) each operating agreement, management agreement, crewing agreement, Contract of affreightment or financial lease (including sale/leaseback or similar arrangements) with respect to any Parent Vessel;

(xi) any Contract with a Third Party for the charter of any Parent Vessel, other than any (A) voyage charter or (B) time charter with a duration of 12 months or less;

(xii) each collective bargaining agreement or other Contract with a labor union to which Parent or any of its Subsidiaries is a party or otherwise bound;

(xiii) each Contract that provides for indemnification by Parent or any of its Subsidiaries to any Person other than a Contract entered into in the ordinary course of business or that is not material to any of Parent or its Subsidiaries;

(xiv) each Contract to which Parent or any of its Subsidiaries is a party or otherwise bound that contains a so-called “most favored nations” provision or similar provisions requiring Parent or its Affiliates to offer to a Person any terms or conditions that are at least as favorable as those offered to one or more other Persons; and

(xv) each Contract involving a standstill or similar obligation of Parent or any of its Subsidiaries.

(b) Parent has heretofore made available to the Oceanbulk Companies true and complete copies of the Parent Material Contracts as in effect as of the date hereof. Except for breaches, violations or defaults which would have a Parent Material Adverse Effect, (i) each of the Parent Material Contracts is valid, binding, enforceable and in full force and effect with respect to Parent and its Subsidiaries and, to the Knowledge of Parent, the other parties thereto, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions and except for any Parent Material Contracts that have expired or been terminated after the date hereof in accordance with its terms, and none of Parent, its Subsidiaries, nor to the Knowledge of Parent any other party to a Parent Material Contract has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a breach or default under, or give rise to any right

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of cancellation or termination of or consent under, such Parent Material Contract, and (ii) none of Parent or its Subsidiaries has received written notice that it has breached, violated or defaulted under any Parent Material Contract.

SECTION 6.14. Tangible Personal Assets. Parent and its Subsidiaries, in the aggregate, have good and valid title to, or a valid interest in, all of their respective tangible personal assets, free and clear of all Liens, other than (i) Parent Permitted Liens or (ii) Liens that individually or in the aggregate, do not materially interfere with the ability of Parent or any of its Subsidiaries to conduct its business as currently conducted.

SECTION 6.15. Parent Vessels; Maritime Matters.

(a) Section 6.15(a) of the Parent Disclosure Letter contains a list of all vessels owned by Parent or any of its Subsidiaries (the “Parent Owned Vessels”) or chartered-in by Parent or any of its Subsidiaries pursuant to charter arrangements (the “Parent Leased Vessels”), including the name, registered owner, capacity (gross tonnage or deadweight tonnage, as specified therein), year built, classification society, official number, flag state, and whether such Parent Vessel is currently operating in the spot market or time chartered market, of each Parent Owned Vessel and Parent Leased Vessel. Each Parent Vessel is operated in compliance with all applicable Maritime Guidelines and Laws, except where such failure to be in compliance would not have a Parent Material Adverse Effect. Each of Parent and its Subsidiaries is qualified to own and operate the Parent Owned Vessels under applicable Laws, including the Laws of each Parent Owned Vessel’s flag state, except where such failure to be qualified would not have a Parent Material Adverse Effect. Each Parent Vessel is seaworthy and in good operating condition, has all national and international operating and trading certificates and endorsements, each of which is valid, that are required for the operation of such Parent Vessel in the trades and geographic areas in which it is operated, except where such failure to be qualified would not have a Parent Material Adverse Effect.

(b) Each Parent Vessel is classed by a classification society which is a member of the International Association of Classification Societies and is materially in class with all class and trading certificates valid through the date of this Agreement and, to the Knowledge of Parent, (i) no event has occurred and no condition exists that would cause such Parent Vessel’s class to be suspended or withdrawn, and (ii) is free of average damage affecting its class.

(c) With respect to each of the Parent Owned Vessels, one of Parent or its Subsidiaries, as applicable, is the sole owner of each such Parent Vessel and has good title to such Parent Vessel free and clear of all Liens other than Parent Permitted Liens.

(d) Prior to the date of this Agreement, Parent and its Subsidiaries have delivered and made available to the Sellers accurate, complete and correct copies of the most recent inspection reports relating to each Parent Vessel.

SECTION 6.16. Labor and Employment Matters. Parent has complied with all labor and employment Laws, including all labor and employment provisions included in the Maritime Guidelines, and those relating to wages, hours, workplace safety and health, immigration, individual and collective termination, discrimination and data privacy, except where failure to comply has not had or would not have a Parent Material Adverse Effect.

SECTION 6.17. Employee Benefits.

(a) Section 6.17(a) of the Parent Disclosure Letter includes a list of all Parent Benefit Plans. Parent has delivered or made available to the Sellers copies of each Parent Benefit Plan or, in the case of any unwritten Parent Benefit Plans, a summary thereof.

(b) Section 6.17(b) of the Parent Disclosure Letter includes a list of all executives of Parent and its Subsidiaries (e.g., chief executive officer, president, chief financial officer and chief operating officer, etc.) who

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perform substantially all of their personal services for Parent or any of its Subsidiaries pursuant to agreements to which Parent or any of its Subsidiaries is a party and the amount of wages earned by each such individual and their place of employment, in each case as of the date of this Agreement.

(c) Each Parent Benefit Plan has been administered in accordance with its terms and is in compliance with all applicable Laws, except for instances that would not have a Parent Material Adverse Effect.

(d) Except as would not have a Parent Material Adverse Effect, (i) each Parent Benefit Plan that is intended to qualify for favorable tax benefits under the Laws of any jurisdiction is so qualified, and (ii) to the Knowledge of Parent, no condition exists and no event has occurred that could reasonably be expected to result in the loss or revocation of such status. Except as would not have a Parent Material Adverse Effect, all benefits, contributions and premiums relating to each Parent Benefit Plan have been timely paid or made in accordance with the terms of such Parent Benefit Plan and the terms of all applicable Laws and any related agreement.

(e) None of Parent nor any of its Subsidiaries has, within the preceding six month period, ever maintained or contributed to, or had any obligation to contribute to any “employee benefit plan,” within the meaning of Section 3(3) ERISA, that is covered by ERISA.

(f) None of Parent nor any of its Subsidiaries has incurred, and no event has occurred and no condition or circumstance exists that could reasonably be expected to result in, any unsatisfied liability of Parent or any of its Subsidiaries under Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA arising in connection with any employee benefit plan covered or previously covered by Title IV of ERISA or such sections of the Code or ERISA.

(g) Except as set forth in Section 6.17(g) of the Parent Disclosure Letter the execution of, and performance of the Transactions will not (either alone or upon the occurrence of any additional or subsequent events) result in (i) any payment, compensation or benefits (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any current or former director, officer, employee, consultant or independent contractor or trigger the right of any current or former director, officer, employee, consultant or independent contractor to terminate any employment or contractual relationship Parent or any of its Subsidiaries, or (ii) the triggering or imposition of any restrictions or limitations on the right of Parent or any of its Subsidiaries to amend or terminate any Parent Benefit Plan.

SECTION 6.18. Environmental. Except for any matter that would not have a Parent Material Adverse Effect, (a) Parent and its Subsidiaries are and have been in compliance with all Environmental Laws, (b) Parent and its Subsidiaries possess and are and have been in compliance with all Governmental Authorizations required under Environmental Law for the conduct of their respective operations, (c) there are no actions pending against Parent or any of its Subsidiaries alleging a violation of or liability under any Environmental Law, (d) to the Knowledge of Parent, there are no currently known conditions that would reasonably be expected to result in any liability pursuant to any Environmental Law, and (e) Parent has provided all material documents in its possession related to compliance with or liability under Environmental Laws.

SECTION 6.19. Litigation. Except as set forth in Section 6.19 of the Parent Disclosure Letter, there is no Action pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries. No officer or director of Parent or any of its Subsidiaries is a defendant in any Action commenced by any stockholder of Parent or any of Parent’s Subsidiaries with respect to the performance of his duties as an officer or a director of Parent or any such Subsidiary under any applicable Law. There is no material unsatisfied judgment, penalty or award against Parent or any of Parent’s Subsidiaries. Neither Parent nor any of its Subsidiaries is subject to any Orders.

SECTION 6.20. Insurance. Parent and its Subsidiaries maintain (i) insurance policies and fidelity bonds covering Parent, its Subsidiaries or their respective businesses, properties, assets, directors, officers or employees

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and (ii) protection and indemnity, hull and machinery and war risks insurance policies and club entries covering the Parent Vessels in such amounts and types as are customary in the shipping industry (collectively, the “Parent Policies”). Section 6.20 of the Parent Disclosure Letter includes a list of all such Parent Policies. None of Parent or its Subsidiaries is in violation or breach of or default under any of its obligations under any such Parent Policy, except where such default would not have a Parent Material Adverse Effect. None of Parent or its Subsidiaries has received any written notice that any Parent Policy has been cancelled. There are no material claims individually or in the aggregate by Parent or any of its Subsidiaries pending under any of the Parent Policies as to which coverage has been questioned, denied or disputed by the underwriters of such Parent Policy, as applicable, in writing or in respect of which such underwriters have reserved their rights in writing.

SECTION 6.21. Takeover Statutes. Parent has taken all action required to be taken by it in order to exempt this Agreement, the Related Agreements, and the Transactions from the requirements of any Takeover Statute or similar provision contained in Parent’s articles of incorporation, bylaws or other governing organizational documents.

SECTION 6.22. Interested Party Transactions. Except as set forth in Section 6.22 of the Parent Disclosure Letter, any Parent Benefit Plan or any travel or expense reimbursement of officers or directors in the ordinary course, (a) there are no Contracts or arrangements between any of Parent or its Subsidiaries, on the one hand, and any current or former officer or director of Parent or its Subsidiaries or any of such officer’s or director’s immediate family members or any other Affiliates of Parent (other than Parent or its Subsidiaries), on the other hand (any such Contract or arrangement, a “Parent Interested Party Transaction”), and (b) neither Parent nor any Affiliate of Parent possesses, directly or indirectly, any material financial interest in, or is a director or officer of, any Person which is a material supplier, customer, lessor or lessee of Parent or its Subsidiaries.

SECTION 6.23. Certain Business Practices. None of Parent, its Subsidiaries nor (to the Knowledge of Parent), any director, officer, agent or employee of Parent or any of its Subsidiaries (a) used any funds for unlawful contributions, gifts, entertainment or other expenses relating to the business of Parent or its Subsidiaries, (b) made any bribe or kickback, illegal political contribution, unlawful payment from corporate funds which was incorrectly recorded on the books and records of Parent or any of its Subsidiaries, unlawful payment from corporate funds to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977 or other anti-corruption laws, in each case relating to the business of Parent or its Subsidiaries or (c) made any other unlawful payment relating to the business of Parent or its Subsidiaries.

SECTION 6.24. Borrowed Indebtedness and Cash. The aggregate outstanding Borrowed Indebtedness, and the aggregate cash and cash equivalents, of Parent and its Subsidiaries as of March 31, 2014 is set forth in Section 6.24 of the Parent Disclosure Letter.

SECTION 6.25. No Other Representations or Warranties. Parent has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, condition (financial or otherwise) and prospects of the Oceanbulk Companies, which investigation, review and analysis was done by Parent and its Subsidiaries and representatives. In entering into this Agreement, Parent acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any representations or opinions (whether written or oral) of the Sellers, the Oceanbulk Companies or their respective Affiliates (except the specific representations made in Articles IV and V). Except for the representations and warranties contained in Article IV, Article V and in the certificate delivered by the Sellers’ Representative pursuant to Section 10.3(f), Parent acknowledges that (a) none of the Sellers, the Oceanbulk Companies or any other Person on behalf of the Sellers or Oceanbulk Companies makes any other representation or warranty, express or implied, written or oral, at law or in equity, with respect to the Sellers, the Oceanbulk Companies, or the business, operations, assets, liabilities, results of operations, condition (financial or otherwise) or prospects thereof, including with respect to (i) merchantability or fitness for any particular use or purpose, (ii) the operation of the Oceanbulk Companies or the business thereof by Parent after the Effective Time in any manner other than

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as used and operated by the Oceanbulk Companies or (iii) the probable success or profitability of the Oceanbulk Companies or the business thereof after the Effective Time and (b) except in the case of fraud, none of the Sellers, the Oceanbulk Companies or any other Person will have or be subject to any liability or indemnification obligation to Parent or any other Person resulting from the distribution to Parent or any other Person, or their use of, any information provided in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to them in certain “data rooms” or management presentations or in any other form in expectation of, or in connection with, the Transactions.

ARTICLE VII

CONDUCT PENDING THE MERGER

SECTION 7.1. Operation of the Business.

(a) Except (A) as set forth in Section 7.1(b) of the Oceanbulk Disclosure Letter, (B) as expressly required by this Agreement, or (C) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed; provided, that Parent shall respond as soon as reasonably practicable in the manner set forth in the last sentence of this Section 7.1 and shall be deemed to have consented if it does not respond within five (5) Business Days following receipt of an Oceanbulk Holdco’s written request for such response), from the date hereof until the Effective Time, each of the Oceanbulk Holdcos shall, and shall cause each of the other Oceanbulk Companies to, carry on its business in the ordinary course and in a manner consistent with past practice and to use its commercially reasonable efforts to (i) preserve intact its present business organization, goodwill and material assets, (ii) maintain in effect all Governmental Authorizations required to carry on its business as now conducted, (iii) keep available the services of its present officers and other employees (provided that they shall not be obligated to increase the compensation of, or make any other payments or grant any concessions to, such officers and employees), and (iv) preserve its present relationships with customers, suppliers and other Persons with which it has a business relationship (provided, that they shall not be obligated to make any payments or grant any concessions to such Persons other than payments in the ordinary course consistent with past practice).

(b) Without limiting the generality of Section 7.1(a) or of Section 7.2 below, except (A) as set forth in Section 7.1(b) of the Oceanbulk Disclosure Letter or Section 7.1(b) of the Parent Disclosure Letter, as applicable, (B) as expressly required by this Agreement, or (C) with the prior written consent of Parent (in the case of the Oceanbulk Holdcos) or the Sellers’ Representative (in the case of Parent) (in each case, such consent not to be unreasonably withheld, conditioned or delayed; provided, that each party shall respond as soon as reasonably practicable in the manner set forth in the last sentence of this Section 7.1 and shall be deemed to have consented if it does not respond within five (5) Business Days following receipt of such other party’s written request for such response), from the date hereof until the Effective Time, each of the Oceanbulk Holdcos and Parent shall not, and they shall cause the other Oceanbulk Companies and their Subsidiaries, respectively, not to, do any of the following:

(i) amend its certificate of formation, limited liability company agreement, articles of incorporation, bylaws or other comparable charter or organizational documents (whether by merger, consolidation or otherwise);

(ii) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, any of its equity or equity-linked securities, other than from a wholly-owned Subsidiary to its parent, (B) split, combine or reclassify any of its equity or equity-linked securities, (C) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, any of its equity or equity-linked securities, (D) purchase, redeem or otherwise acquire any of its equity or equity-linked securities, or (E) take any action that would result in any material amendment, modification or change of any term of, or material default under, any Indebtedness of any Oceanbulk Company, Parent or its Subsidiaries, as applicable;

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(iii) (A) issue, deliver, sell, grant, pledge, transfer, subject to any Lien or otherwise encumber or dispose of, any of its equity or equity-linked securities, or (B) amend any term of any of its equity or equity-linked securities (in each case, whether by merger, consolidation or otherwise);

(iv) accelerate or delay (A) the payment of any accounts payable or other liability or (B) the collection of notes or accounts receivable, in each case, other than in the ordinary course of business consistent with past practice;

(v) incur more than $1,000,000 of capital expenditures, in the aggregate (other than capital expenditures constituting extras under a Material Contract or a Parent Material Contract, as applicable, for Newbuildings);

(vi) acquire or commit to acquire (A) all or any substantial portion of a business or Person or division thereof (whether by purchase of stock, purchase of assets, merger, consolidation, or otherwise), or (B) any assets or properties involving a price in excess of $1,000,000 in the aggregate;

(vii) enter into any contract that, if in existence on the date hereof, would be a Material Contract or a Parent Material Contract, or materially amend, modify, extend or terminate any Material Contract or Parent Material Contract, as applicable, or any Interested Party Transaction or Parent Interested Party Transaction, as applicable (other than renewals of any Material Contracts or Parent Material Contracts, as applicable, in the ordinary course of business, the expiration of any such Contract in accordance with its terms, and the termination of any such Contract in connection with any breach by the applicable counterparty);

(viii) sell, lease, license, pledge, transfer, subject to any Lien or otherwise dispose of, any of its assets or properties except (A) sales of used equipment in the ordinary course of business consistent with past practice, (B) Permitted Liens or Parent Permitted Liens, as applicable, incurred in the ordinary course of business consistent with past practice;

(ix) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any Oceanbulk Company or of Parent or its Subsidiaries, as applicable, or enter into any agreement with respect to the voting of its capital stock or other securities held by any Oceanbulk Company or by Parent or any of its Subsidiaries, as applicable;

(x) (A) grant to any current or former director, officer, employee or consultant any increase or enhancement in compensation, bonus or other benefits, (B) grant to any current or former director or executive officer or employee any right to receive severance, change in control, retention or termination pay or benefits or any increase in severance, change of control or termination pay or benefits, except to the extent required under applicable Law or existing Oceanbulk Benefit Plans or Parent Benefits Plans, as applicable, or existing policy, or (C) adopt, enter into or amend or commit to adopt, enter into or amend any Oceanbulk Benefit Plan or Parent Benefit Plan, as applicable, except for amendments as required under applicable Law or pursuant to the terms of such plan;

(xi) except as required by GAAP or Regulation S-X under the 1934 Act, make any change in any method of accounting principles, method or practices;

(xii) (A) incur or issue any Indebtedness (other than accrual of interest and drawdowns under Material Contracts or Parent Material Contracts, as applicable, existing as of the date hereof), (B) make any loans, advances or capital contributions to, or investments in, any other Person (other than pursuant to Material Contracts (excluding any Contracts relating to Heron) or Parent Material Contracts, as applicable, existing as of the date hereof), or (C) repay or satisfy any Indebtedness other than repayment of Indebtedness in accordance with the terms thereof;

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(xiii) change any method of Tax accounting, make or change any material Tax election, file any material amended return, settle or compromise any material Tax liability, fail to complete and file, consistent with past practice, all Tax Returns required to be filed by any Oceanbulk Company or Parent or any of its Subsidiaries, as applicable, fail to pay all amounts shown due on such Tax Returns, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes, enter into any closing agreement with respect to any material Tax, surrender any right to claim a material Tax refund, offset or otherwise reduce Tax liability or take into account on any Tax Return required to be filed prior to the Closing any adjustment or benefit arising from the Transactions;

(xiv) institute, settle, or agree to settle any action, suit, litigation, investigation or proceeding pending or threatened before any arbitrator, court or other Governmental Authority, in each case in excess of $300,000 or that imposes material injunctive or other non-monetary relief (other than in connection with any undertaking or proposed settlement disclosed in Section 6.19 of the Parent Disclosure Letter);

(xv) disclose, or consent to the disclosure of, any of its trade secrets or other proprietary information, other than in the ordinary course of business consistent with past practice and pursuant to an appropriate non-disclosure agreement;

(xvi) waive, release or assign any claims or rights having a value of $300,000 individually or $1,000,000 in the aggregate (other than in connection with any undertaking or proposed settlement disclosed in Section 6.19 of the Parent Disclosure Letter);

(xvii) fail to use commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by any Oceanbulk Company or by Parent or its Subsidiaries, as applicable, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums or less are in full force and effect; provided that none of the Oceanbulk Companies, Parent or its Subsidiaries shall obtain or renew any insurance (or reinsurance) policy for a term exceeding twelve (12) months;

(xviii) directly or indirectly (A) purchase or construct any vessel or enter into any Contract for the purchase or construction of any vessel, (B) sell or otherwise dispose of any Vessel or Parent Vessel, as applicable, or enter into any contract for the sale or disposal of any Vessel or Parent Vessel, as applicable, (C) enter into any contract for the bareboat or time charter-out of any Vessel or Parent Vessel, as applicable (including any Vessel or Parent Vessel owned or chartered-in by any Oceanbulk Company or by Parent or any of its Subsidiaries, as applicable), (D) defer scheduled maintenance of any Vessel or Parent Vessel, as applicable, or (E) depart from any normal drydock and maintenance practices or discontinue replacement of spares in operating the Vessels or Parent Vessels, as applicable, provided, that none of the Oceanbulk Companies, Parent or any of its Subsidiaries will enter into any contract for the drydocking or repair of any Vessel or Parent Vessel, as applicable, where the estimated cost thereof is in excess of $1,000,000 unless, in the case of this clause (E), such work is set forth in Section 7.1(b) of the Oceanbulk Disclosure Letter (in respect of the Vessels) or Section 7.1(b) of the Parent Disclosure Letter (in respect of the Parent Vessels), or cannot prudently be deferred and is required to preserve the safety and seaworthiness of such Vessel or Parent Vessel, as applicable; or

(xix) authorize or enter into a Contract or arrangement to take any of the actions described in clauses (i) through (xviii) of this Section 7.1(b).

If any party desires to take an action which would be prohibited pursuant to this Section 7.1 or Section 7.2 without the written consent of any other party, prior to taking such action such party may request such written consent by sending an e-mail to all of the individuals set forth in Section 7.1 of the Parent Disclosure Letter (in

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the case of the Oceanbulk Holdcos) or Section 7.1 of the Oceanbulk Disclosure Letter (in the case of Parent). Any of the individuals set forth in Section 7.1 of the Parent Disclosure Letter may grant consent on behalf of Parent and any of the individuals set forth in Section 7.1 of the Oceanbulk Disclosure Letter may grant consent on behalf of the Sellers’ Representative to the taking of any action that would otherwise be prohibited pursuant to this Section 7.1 or Section 7.2 by e-mail or such other notice that complies with the provisions of Section 12.2.

SECTION 7.2. Operation of Parent’s Business. Except (A) as set forth in Section 7.1(b) of the Parent Disclosure Letter, (B) as expressly required by this Agreement, or (C) with the prior written consent of the Sellers’ Representative (which consent shall not be unreasonably withheld, conditioned or delayed; provided, that the Sellers’ Representative shall respond as soon as reasonably practicable in the manner set forth in the last sentence of Section 7.1 and shall be deemed to have consented if it does not respond within five (5) Business Days following receipt of Parent’s written request for such response), from the date hereof until the Effective Time, Parent shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course and in a manner consistent with past practice and to use its commercially reasonable efforts to (i) preserve intact its present business organization, goodwill and material assets, (ii) maintain in effect all Governmental Authorizations required to carry on its business as now conducted, (iii) keep available the services of its present officers and other employees (provided that Parent shall not be obligated to increase the compensation of, or make any other payments or grant any concessions to, such officers and employees), and (iv) preserve its present relationships with customers, suppliers and other Persons with which it has a business relationship (provided, that they shall not be obligated to make any payments or grant any concessions to such Persons other than payments in the ordinary course consistent with past practice).

SECTION 7.3. Transfer of Oaktree Units and Pappas Units. Until the termination of this Agreement in accordance with Article XI hereof or except as otherwise contemplated by this Agreement, none of the Sellers shall sell, dispose of or otherwise transfer, directly or indirectly, any Oaktree Units or Pappas Units.

SECTION 7.4. Access to Information. After the date hereof until the Effective Time and subject to applicable Law and the Confidentiality Agreement, dated as of February 3, 2014, among Parent, Oceanbulk Shipping and Oceanbulk Carriers (the “Confidentiality Agreement”), the Oceanbulk Holdcos and Parent shall (i) give each other and their respective counsel, financial advisors, auditors and other authorized representatives, upon reasonable notice, reasonable access to the offices, properties, books and records of Parent, its Subsidiaries, Merger Subs and the Oceanbulk Companies, as applicable; provided, however, that any such access shall be conducted during normal business hours in a manner not to interfere with the businesses or operations of the Oceanbulk Companies or Parent, as applicable, and without the prior written consent of the other applicable party, none of Parent, the Sellers, the Oceanbulk Holdcos nor any of their Affiliates will contact any employee, customer, landlord, supplier, distributor or other material business relation of the other party or its Subsidiaries (in each case, in their capacity as such) prior to the Effective Time (other than contacts in the ordinary course of business unrelated to the Transactions), (ii) furnish to each other and their respective counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request, and (iii) instruct the employees, counsel, financial advisors, auditors and other authorized representatives of Parent, its Subsidiaries, Merger Subs, the Oceanbulk Holdcos and the Oceanbulk Companies, as applicable, to cooperate with Parent and the Oceanbulk Holdcos in the matters described in clauses (i) and (ii) above. Notwithstanding anything to the contrary in this Agreement, no party shall be required to provide such access or disclose any information if doing so is reasonably likely to (A) result in a waiver of attorney-client privilege, work product doctrine or similar privilege or (B) violate any Contract to which it is a party to which it is subject or applicable Law.

SECTION 7.5. RESERVED.

SECTION 7.6. No Solicitation.

(a) General Prohibitions. Except as expressly permitted pursuant to Section 7.6(b), from and after the date hereof and prior to the earlier of the termination of this Agreement in accordance with Section 11.1 and the

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Effective Time, Parent shall not (and Parent shall (i) cause its Subsidiaries not to and (ii) not authorize or permit and shall instruct and use its reasonable best efforts to cause its and any of its or its Subsidiaries’ Representatives not to), directly or indirectly, (i) solicit, initiate or knowingly take any action to facilitate or encourage or assist any inquiries or the making of any proposal or offer that constitutes or may reasonably be expected to lead to the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, or furnish any information relating to Parent or any of its Subsidiaries or afford access to the business, properties, assets, personnel, books or records of Parent or any of its Subsidiaries to any Third Party with respect to inquiries regarding, or the making of, an Acquisition Proposal, (iii) fail to make, qualify, withdraw, or modify or amend in a manner adverse to the Sellers the Special Committee Recommendation or the Parent Board Recommendation (or recommend an Acquisition Proposal), or publicly propose to do any of the foregoing (any of the foregoing in this clause (iii), an “Adverse Recommendation Change”), (iv) approve, endorse, recommend or enter into (or agree or publicly propose to do any of the foregoing) any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal (other than a confidentiality agreement with a Third Party to whom Parent is permitted to provide information in accordance with Section 7.6(b)(i)) (a “Parent Acquisition Agreement”) or (v) grant any waiver, amendment or release under any standstill or confidentiality agreement or any Takeover Statute or similar provision contained in Parent’s articles of incorporation, bylaws or other governing documents. Parent shall (and Parent shall (i) cause its Subsidiaries to and (ii) instruct and use reasonable best efforts to cause its and any of its Subsidiaries’ Representatives to) cease immediately and cause to be terminated any and all existing activities, solicitations, encouragements, discussions or negotiations, if any, with any Third Party and its Representatives and its financing sources conducted prior to the date hereof with respect to any Acquisition Proposal or efforts to obtain an Acquisition Proposal, and shall also request such Third Party to promptly return or destroy all confidential information concerning Parent and its Subsidiaries prior to the date hereof. Parent hereby confirms that it is not currently in negotiations or discussions with any Third Party which would reasonably be expected to lead to the making of an Acquisition Proposal.

(b) Exceptions.

(i) Prior to (but not at any time from or after) obtaining the Transactions Approval, if Parent receives a bona fide, written Acquisition Proposal from a Third Party after the date hereof (that has not been withdrawn) that did not result from a breach or violation of the provisions of Section 7.6(a) and, prior to taking any action described in clauses (A) and (B) below, (x) the Special Committee determines in good faith, after consultation with outside legal counsel that (1) based on the information then available and after consultation with its financial advisors of nationally recognized reputation, such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal and (2) the failure to take such action is reasonably likely to result in a breach of its fiduciary duties to its stockholders under applicable Law and (y) Parent shall have complied with Section 7.6(c), then Parent may, in response to such Acquisition Proposal, directly or indirectly through its Representatives, (A) engage in negotiations or discussions with such Third Party and its Representatives or financing sources with respect to such Acquisition Proposal and (B) thereafter furnish to such Third Party or its Representatives or financing sources non-public information relating to Parent or any of its Subsidiaries pursuant to a confidentiality agreement (a copy of which shall be promptly (and in any event within twenty-four (24) hours) provided for informational purposes only to the Sellers’ Representative) with such Third Party with terms no less favorable to Parent than those contained in the Confidentiality Agreement and containing additional provisions that expressly permit Parent to comply with the terms of this Section 7.6; provided that all such information provided or made available to such Third Party (to the extent that such information has not been previously provided or made available to the Sellers’ Representative) is provided or made available to the Sellers’ Representative, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party.

(ii) At any time prior to obtaining the Transactions Approval, if a material fact, event, change, development, or set of circumstances (other than an Acquisition Proposal) affecting the business, assets or operations of Parent and occurring or arising after the date of this Agreement that was not known or reasonably

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foreseeable by Parent, the Special Committee or the Parent Board as of or prior to the date of this Agreement (such material fact, event, change development or set of circumstances affecting the business, assets or operations of Parent, an “Intervening Event”), becomes known to the Special Committee (provided that no fact, event, change, development or set of circumstances shall constitute an Intervening Event if such fact, event, change, development or set of circumstances (i) affects the dry bulk shipping industry generally or (ii) resulted from or arose out of the announcement, pendency or consummation of the Transactions or the compliance by Parent with its covenants and agreements hereunder, including under Sections 7.1 and 7.2) and (x) the Special Committee or the Parent Board determines in good faith, after consultation with outside legal counsel and its financial advisors of nationally recognized reputation, that in light of such Intervening Event, the failure of the Special Committee or the Parent Board, as applicable, to effect an Adverse Recommendation Change is reasonably likely to result in a breach of its fiduciary duties to Parent’s stockholders under applicable Law, the Special Committee or the Parent Board, as applicable, may make an Adverse Recommendation Change; provided, however, that the Special Committee and the Parent Board shall not be entitled to exercise their respective rights to make an Adverse Recommendation Change pursuant to this Section 7.6(b)(ii) unless Parent has (A) provided to the Sellers’ Representative at least three (3) calendar days’ prior written notice (the “Notice Period”) advising the Sellers’ Representative that the Special Committee or the Parent Board intends to take such action and specifying the facts underlying the Special Committee or the Parent Board’s determination that an Intervening Event has occurred, and the reasons for the Adverse Recommendation Change, in reasonable detail, (B) during the Notice Period, if requested (orally or in writing) by the Sellers’ Representative, engaged in good faith negotiations with the Sellers’ Representative to amend this Agreement in such a manner that obviates the need for an Adverse Recommendation Change as a result of the Intervening Event and (C) following the Notice Period, the Special Committee shall have considered in good faith any proposed amendments to this Agreement and the Related Agreements and determined in good faith, after consultation with its outside legal counsel and financial advisors of nationally recognized reputation, taking into account any changes to this Agreement or the Related Agreements made or proposed in writing by the Sellers’ Representative, that such changes would not obviate the need for an Adverse Recommendation Change in response to such Intervening Event.

(iii) Prior to (but not at any time from or after) obtaining the Transactions Approval, the Special Committee may, following receipt of and on account of a Superior Proposal, make an Adverse Recommendation Change in connection with such Superior Proposal, if such Superior Proposal did not result from a breach or violation of the provisions of Section 7.6 and the Special Committee determines in good faith, after consultation with outside legal counsel and financial advisors of nationally recognized reputation, that in light of such Superior Proposal, the failure of the Special Committee to take such action is reasonably likely to result in a breach of its fiduciary duties to its stockholders under applicable Law; provided, however, the Special Committee shall not be entitled to effect an Adverse Recommendation Change in connection with a Superior Proposal unless (A) the Special Committee promptly notifies the Sellers’ Representative, in writing within the Notice Period before making an Adverse Recommendation Change, of its intention to take such action with respect to such Superior Proposal, which notice shall state expressly that Parent has received an Acquisition Proposal that the Special Committee has determined to be a Superior Proposal and that the Special Committee intends to make an Adverse Recommendation Change; (B) the Special Committee attaches to such notice the most current version of the proposed transaction agreements and the identity of the Third Party making such Superior Proposal; (C) during the Notice Period, if requested (orally or in writing) by the Sellers’ Representative, the Special Committee has, and has directed its Representatives to, engaged in negotiations with the Sellers’ Representative in good faith to amend this Agreement or any Related Agreement in such a manner that such Superior Proposal ceases to constitute a Superior Proposal; and (D) following the Notice Period, the Special Committee shall have considered in good faith any proposed amendments to this Agreement and any Related Agreement and determined in good faith, after consultation with its outside legal counsel and financial advisors of nationally recognized reputation, taking into account any changes to this Agreement or any Related Agreement made or proposed in writing by the Sellers’ Representative, that such Superior Proposal continues to constitute a Superior Proposal; provided, however that with respect to any applicable Superior Proposal, any amendment to the financial terms or any other material amendment to a term of such Superior Proposal shall

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require a new written notice by the Special Committee and a new Notice Period, and no such Adverse Recommendation Change in connection with such Superior Proposal may be made during any Notice Period.

(iv) In addition, nothing contained herein shall prevent the Special Committee or the Parent Board from (i) complying with Rule 14e-2(a) under the 1934 Act with regard to an Acquisition Proposal so long as any action taken or statement made to so comply is consistent with this Section 7.6; provided, that any such action taken or statement made that is not an express rejection of an Acquisition Proposal or an express reaffirmation of the Special Committee Recommendation and Parent Board Recommendation shall be deemed an Adverse Recommendation Change, or (ii) issuing a “stop, look and listen” disclosure or similar communication pursuant to Rule 14d-9(f) under the 1934 Act (which it is agreed shall not constitute an Adverse Recommendation Change).

(c) Required Notices. Parent and the Parent Board shall not take any of the actions referred to in Section 7.6(b) unless Parent shall have first complied with the applicable requirements of this Section 7.6(c). Parent shall notify the Sellers’ Representative promptly (but in no event later than 24 hours) after receipt by Parent (or any of its Representatives) of any Acquisition Proposal or of any inquiries or other communication regarding the making of an Acquisition Proposal, including the material terms and conditions thereof and providing a copy, if applicable, of any written requests, proposals or offers, including proposed agreements, and the identity of the Person making (or inquiry or communications about) such Acquisition Proposal and its proposed financing sources, and shall keep the Sellers’ Representative reasonably informed on a prompt basis (but in any event no later than 24 hours) as to the status (including changes or proposed changes to the material terms) of such Acquisition Proposal (whether made before or after the date hereof). Parent shall also notify the Sellers’ Representative promptly (but in no event later than 24 hours) after receipt by Parent of any request for non-public information relating to Parent or any of its Subsidiaries or for access to the business, properties, assets, personnel, books or records of Parent or any of its Subsidiaries by any Third Party that has informed Parent that it is considering making, or has made, an Acquisition Proposal. Parent shall also notify the Sellers promptly of Parent’s intention to take the actions set forth in clauses (A) or (B) of Section 7.6(b)(i). Parent agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Third Party subsequent to the date hereof which prohibits Parent from providing any information to the Sellers in accordance with this Section 7.6(c).

(d) Definition of Superior Proposal. For purposes of this Agreement, “Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal (provided that, for the purposes of this definition, references to “15%” in the definition of Acquisition Proposal shall be deemed replaced with references to “50%”) that is not preceded by a breach by Parent of this Section 7.6 and is not otherwise received in violation of this Section 7.6 and that (i) is not subject to any financing condition and for which financing has been fully committed or is on hand or the Special Committee determines in good faith after considering the advice of its financial advisor of nationally recognized reputation is reasonably probable to be fully financed, (ii) the Special Committee has determined in good faith, after considering the advice of its outside counsel and its financial advisors of nationally recognized reputation, is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial, regulatory and other aspects of the proposal and the identity of the Person making the Acquisition Proposal, and (iii) the Special Committee has determined in good faith, after considering the advice of its outside legal counsel and financial advisors of nationally recognized reputation, would result in a transaction more favorable, from a financial point of view, after taking into consideration, among other things, all of the terms, conditions, impacts and all legal, financial, regulatory, fiduciary and other aspects of such Acquisition Proposal and this Agreement, including financing, regulatory approvals, stockholder litigation, termination fees, expense reimbursement provisions and the expected timing and risk and likelihood of consummation and other events or circumstances beyond the control of the party invoking the condition, to the Parent’s stockholders (other than the Sellers and their Affiliates) than the Merger provided hereunder (after taking into account and giving effect to any adjustments or amendment to this Agreement proposed by the Sellers’ Representative).

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(e) Parent acknowledges and agrees that any violation of the restrictions set forth in this Section 7.6 by any Subsidiary or Representative of Parent or its Subsidiaries (other than the Pappas Seller or any of their respective Affiliates) shall be deemed to be a breach of this Section 7.6 by Parent.

SECTION 7.7. Litigation.

(a) Parent shall promptly advise the Sellers’ Representative of any Action commenced or, to the Knowledge of Parent, threatened against or involving Parent, any of its Subsidiaries or any of its officers or directors, or the Special Committee, relating to this Agreement or the Related Agreements or the Transactions and shall keep the Sellers’ Representative informed and consult with the Sellers’ Representative regarding the status of such Action on an ongoing basis. Parent shall, and shall cause its Subsidiaries to, cooperate with and give the Sellers’ Representative the opportunity to consult with respect to the defense or settlement of any such Action, and shall not agree to any settlement without the prior written consent of the Sellers’ Representative.

(b) The Sellers’ Representative shall promptly advise Parent of any Action commenced or, to the Knowledge of Oceanbulk, threatened against or involving any of the Sellers or any of the Oceanbulk Holdcos or any of their respective officers or directors, relating to this Agreement or the Related Agreements or the Transactions and shall keep Parent informed and consult with Parent regarding the status of the Action on an ongoing basis. Each of the Sellers (including the Sellers’ Representative) and Oceanbulk Holdcos shall cooperate with and give Parent the opportunity to consult with respect to the defense or settlement of any such Action, and shall not agree to any settlement without the prior written consent of Parent.

SECTION 7.8. Parent Management.

Upon the Closing, the management of Parent shall consist of the individuals (and their corresponding offices) set forth on Exhibit G-1 hereto; provided, however that (a) Parent shall not be obligated to appoint the persons set forth on Exhibit G-2 hereto (each, an “Oceanbulk Management Member”) to the offices set forth on Exhibit G-2 hereto unless each such individual agrees to enter into an employment agreement prior to the Closing Date in a form reasonably acceptable to Parent and such individual and consistent with the terms set forth on Exhibit G-3 that are applicable to such individual, and (b) if any individual on Exhibit G-1 or Exhibit G-2 hereto is unable or unwilling to serve, the Special Committee and the Sellers shall appoint a mutually acceptable initial replacement for such office as of the Closing Date.

ARTICLE VIII COVENANTS OF PARENT AND THE SELLERS

SECTION 8.1. Obligations of Merger Subs. Parent shall take all action necessary to cause each Merger Sub to perform its respective obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement and shall be liable for any breach of this Agreement by either Merger Sub. Without limiting the generality of the preceding sentence, Parent shall make an election under Treasury Regulation section 301.7701-3 to treat each Merger Sub as a disregarded entity for United States federal income tax purposes, effective as of the date of formation, and neither Parent nor Merger Subs shall take any action, or fail to take any action, that would cause either Merger Sub to be treated as a corporation for United States federal income Tax purposes.

SECTION 8.2. Voting of Shares.

(a) Each of the Sellers shall (and each shall cause their applicable Affiliates who own shares of Parent Common Stock to) vote all shares of Parent Common Stock owned beneficially or of record by it or its Affiliates in favor of the Transactions Approval in the same proportion as the number of shares of Parent Common Stock that are voted in favor of the Transactions Approval by Unaffiliated Stockholders (as defined below) at the Parent

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Stockholders Meeting, or any postponement or adjournment thereof, bears to the total number of shares of Parent Common Stock that are voted with respect to the Transactions Approval by Unaffiliated Stockholders at the Parent Stockholders Meeting, or any postponement or adjournment thereof. “Unaffiliated Stockholders” means all stockholders of Parent other than the Sellers and their respective Affiliates.

(b) Prior to the Effective Time or the earlier termination of this Agreement in accordance with Section 11.1, none of the Sellers shall (and each shall cause their respective Affiliates not to) vote any of the shares of Parent Common Stock owned beneficially or of record by it or its Affiliates in favor of the removal of any director of Parent or in favor of the election of any director not approved by the Special Committee.

SECTION 8.3. Dissolution and Winding Up of Heron.

(a) Winding Up Activities. From and after the Closing, the Sellers’ Representative shall assume and control the dissolution, liquidation and winding up of Heron (the “Winding Up Activities”), and, except as expressly contemplated by this Section 8.3, Parent shall not, and shall cause its Subsidiaries not to, enter into or amend any shareholders agreement or similar organizational document of Heron, convert any loans to Heron into equity of Heron, or cause or permit Heron to make any distributions, sell any assets, incur any additional Indebtedness or other liabilities or take any other action (or agree to take any action) with respect to Heron without the prior written consent of the Sellers’ Representative. Without limiting the foregoing, the Winding Up Activities shall include:

(i) the distribution of (A) all of the Heron OBS Vessels to Parent or a Subsidiary thereof, free of cargo, pursuant to the terms customarily set forth in the Norwegian Shipbrokers’ Association’s Memorandum of Agreement for sale and purchase of ships (but subject to Liens in connection with the Heron OBS Vessel Financing), (B) all of the Heron ABY Vessels to ABY or its designee or, and (C) all of the remaining Heron Distributable Cash as of the time of such distribution to ABY and Parent in such proportion as ABY and Sellers’ Representative mutually agree (collectively, the “Core Vessel Distribution”); provided, however, that in the event of the loss of a Heron OBS Vessel or Heron ABY Vessel prior to distribution thereof, no distribution of such vessel shall be required and subsections (A) or (B) of this clause (i), as applicable, shall be deemed satisfied with respect to such lost vessel;

(ii) the distribution of other Heron Distributable Cash held by Heron from time to time to ABY and Parent in such proportion as ABY and Sellers’ Representative mutually agree;

(iii) either (A) obtaining consent from CIT under the Heron Facility Agreement to the assumption (by way of refinancing) of the portion of the Indebtedness thereunder attributable to the Heron OBS Vessels by Parent or a Subsidiary thereof and negotiating definitive agreements with respect thereto or (B) obtaining alternative debt financing for the Heron OBS Vessels (the debt financing contemplated by clauses (A) or (B), the “Heron OBS Vessel Financing”), in each case after obtaining Parent’s prior written consent; provided, that the Sellers’ Representative shall reasonably consult with Parent in connection with the Heron OBS Vessel Financing, and Parent shall not unreasonably withhold, delay or condition its consent if (1) the terms and conditions of such Heron OBS Vessel Financing (other than the principal amount thereof) shall not be on less favorable terms in the aggregate to the borrower than the terms and conditions of the Heron Facility Agreement that are applicable to the Heron OBS Vessels as of the date hereof, (2) the aggregate principal amount of the Heron OBS Vessel Financing does not exceed 70% of the Market Value (as defined in the Heron Facility Agreement) of the Heron OBS Vessels as of the date of such Heron OBS Vessel Financing, and (3) the Heron OBS Vessel Financing is consummated substantially concurrently with the Core Vessel Distribution;

(iv) in connection with consummating the Heron OBS Vessel Financing, obtaining the release of any guarantee, indemnification or similar commitment of any Oceanbulk Company (including the termination or release of Oceanbulk Shipping’s obligations under the Heron Guarantee, and any and all financing statements perfecting a security interest on any assets of any Oceanbulk Company) given with respect to the Heron Loan

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Agreements, in each case, for the avoidance of doubt, other than any guarantee, indemnification or similar commitment in connection with the Heron OBS Vessel Financing (the “Heron Guarantee Release”);

(v) the sale of all of the Heron Non-Core Vessels (each, a “Non-Core Vessel Sale”); provided, that Parent shall be entitled to participate in any auction of the Non-Core Vessels without the prior written consent of the Sellers’ Representative; provided, further, however, that in the event of the loss of a Heron Non-Core Vessel prior to delivery thereof, no sale of such vessel shall be required and this clause (v) shall be deemed satisfied with respect to such lost vessel; and

(vi) so long as the Heron JV Commitments have been satisfied and Heron has no other debts or liabilities (including pursuant to the Heron Facility Agreement), the distribution of any remaining cash of Heron, the liquidation of any other assets of Heron and the termination of Heron, in each case subject to the requirements of applicable Laws (the “Final Heron Liquidation”);

provided, however, that notwithstanding anything herein to the contrary, except as set forth in Section 8.3(a) of the Oceanbulk Disclosure Letter, after the date hereof the Sellers’ Representative shall not enter into or amend any shareholders agreement or similar organizational document of Heron, convert any loans to Heron into equity of Heron, or cause or permit Heron to call for or accept any capital contributions or make any distributions, sell any Heron OBS Vessels, or incur any Indebtedness or other liabilities or agree to take any of the foregoing actions, without the prior written consent of the Special Committee (on behalf of Parent), which consent shall not be unreasonably withheld, conditioned or delayed, other than (A) any Non-Core Vessel Sale, and the use of the proceeds of any such Non-Core Vessel Sale to repay any Indebtedness owing to CIT under the Heron Facility Agreement, (B) the Core Vessel Distribution, and (C) the distribution of Heron Distributable Cash in accordance with the terms herein, subject in the case of each of (A), (B) and (C) to any necessary consents of CIT under the Heron Facility Agreement and/or ABY.

(b) Parent Cooperation. Parent shall, and shall cause its Subsidiaries and their respective officers and employees to, and shall use its commercially reasonable efforts to cause their respective advisors and representatives to, take or cause to be taken all actions, and do or cause to be done all things, as the Sellers’ Representative may reasonably request in connection with the Winding Up Activities.

(c) Non-Core Heron Distributable Cash. At any time or from time to time after the Closing, no later than five (5) Business Days following the receipt of Heron Distributable Cash other than in connection with the Core Vessel Distribution, Parent shall pay, or cause to be paid, to the Sellers, pro rata based on their respective Pro Rata Percentages, by wire transfer of immediately available funds to the account(s) designated by the Sellers, an amount equal to (i) the Heron Distributable Cash received by Parent less (ii) the portion of such Heron Distributable Cash (if any) arising from (A) revenues from the Heron OBS Vessels following the Closing, or (B) in the event of a loss of a Heron OBS Vessel, the net insurance proceeds (if any) resulting therefrom, after repayment of the applicable portion of the Heron Facility Agreement, in each case as reasonably determined by Parent and the Sellers’ Representative, and less (iii) the Heron Liquidation Reimbursement Amount (if any); provided, that prior to the Core Vessel Distribution, Parent shall not be required to cause the distribution of any Heron Distributable Cash to the extent (if any) that, after giving effect to such distribution, the Heron Net Indebtedness would be greater than the Heron Target Net Indebtedness.

(d) Core Vessel Distribution.

(i) At least five (5) Business Days prior to the consummation of the Core Vessel Distribution, the Sellers’ Representative shall deliver to Parent a statement (the “Statement”) of its calculation of the Heron Net Indebtedness as of the anticipated date of the Core Vessel Distribution.

(ii) The Statement shall become final and binding upon the parties on the tenth (10th) Business Day after the consummation of the Core Vessel Distribution, unless Parent delivers written notice of its

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disagreement with the Statement (a “Notice of Disagreement”) to the Sellers’ Representative prior to such date, together with reasonable detail concerning the nature of any disagreement so asserted. If a Notice of Disagreement is received by the Sellers’ Representative in a timely manner, then Parent and the Sellers’ Representative shall follow the process set forth on Exhibit H.

(iii) Within five (5) Business Days after the Heron Net Indebtedness is finally agreed or determined in accordance with Section 8.3(d)(ii) (including, if applicable, Exhibit H) (the “Final Heron Net Indebtedness”):

(A) If the Final Heron Net Indebtedness is less than the Heron Target Net Indebtedness, Parent shall pay to the Sellers, pro rata based on their respective Pro Rata Percentages, by wire transfer of immediately available funds to the accounts designated by the Sellers, an amount equal to such shortfall.

(B) If the Final Heron Net Indebtedness is greater than the Target Net Indebtedness, the Sellers, severally pro rata based on their respective Pro Rata Percentages, shall pay to Parent, by wire transfer of immediately available funds to the account designated by Parent, an amount equal to such excess.

(e) In connection with any distribution by Heron of the Heron ABY Vessels and the Heron OBS Vessels after the Closing, (i) if any amounts are paid from ABY (or its designee) to Oceanbulk Shipping, Parent shall promptly pay such amounts to the Sellers, pro rata based on their respective Pro Rata Percentages, by wire transfer of immediately available funds to the accounts designated by the Sellers, or (ii) if Oceanbulk Shipping is required to pay any amounts to ABY (or its designee), the Sellers, severally pro rata based on their respective Pro Rata Percentages, shall, on behalf of Oceanbulk Shipping, promptly pay such amounts directly to ABY (or its designee).

SECTION 8.4. Stock Exchange Listing. Parent shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of Nasdaq to ensure that the shares of Parent Common Stock comprising the Aggregate Merger Consideration and Aggregate Heron Consideration are listed on Nasdaq prior to or as of the Effective Time.

SECTION 8.5. Oaktree Covenant. Until the earlier of (i) the Effective Time or (ii) the third Business Day following the termination of this Agreement, the Oaktree Seller agrees that it shall not take any action to cause the appointment of one of its representatives to the Parent Board (notwithstanding its right to cause such appointment pursuant to their Purchase Agreement with Parent, dated as of May 1, 2013 (the “Oaktree Purchase Agreement”)).

SECTION 8.6. Related Agreements; Opinions. At or prior to the Closing, Parent and the Sellers shall execute and deliver each Related Agreement to which they are an intended party. Parent and the Sellers’ Representative shall use reasonable best efforts to enter into the Escrow Agreement with the Escrow Agent and, if the Escrow Agent becomes unwilling or unable to enter into the Escrow Agreement, to select a replacement Escrow Agent. At or prior to the Closing, Parent shall deliver to the Sellers a true and correct copy of an opinion issued by Seward & Kissel in form and substance reasonably satisfactory to the Sellers that when the shares of Parent Common Stock are issued as contemplated in this Agreement, they will be validly issued, fully paid and non-assessable (the “S&K Opinion”).

SECTION 8.7. Affiliate Contracts. Subject to the terms of Section 8.13, except as set forth in Section 5.23 of the Oceanbulk Disclosure Letter, at or prior to the Closing, after giving at least three (3) Business Days’ prior notice to Parent, each of the Sellers shall (and shall cause their respective Affiliates to) terminate the Oaktree Purchase Agreement (and Parent shall agree to such termination) and any Contract or transaction between any

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Seller (or any Affiliate thereof), on the one hand, and any Oceanbulk Company, on the other hand, and any other party (an “Affiliate Contract”), or amend such Affiliate Contract so as to eliminate any further liability or obligation of any Oceanbulk Company thereunder, and shall provide to the Parent evidence of such termination in form and substance reasonably satisfactory to the Parent, unless Parent provides written notice to the Sellers’ Representative prior to the end of the 3 Business Day period that it does not object to the continuation of such Contract or transaction.

SECTION 8.8. Claims. Effective on the Closing Date, each Seller hereby irrevocably and unconditionally releases and forever discharges the Oceanbulk Companies from any and all claims, charges, complaints, causes of action, damages, agreements and liabilities of any kind or nature whatsoever, whether known or unknown and whether at law or in equity, arising prior to or after the Closing (including any Affiliate Contract terminated pursuant to Section 8.7 hereof); provided, however, that such Seller does not waive claims arising under this Agreement or the Related Agreements or any Affiliate Contracts that are not terminated pursuant to Section 8.7. Effective on the Closing Date, each Oceanbulk Company hereby irrevocably and unconditionally releases and forever discharges the Sellers from any and all claims, charges, complaints, causes of action, damages, agreements and liabilities of any kind or nature whatsoever, whether known or unknown and whether at law or in equity, arising prior to or after the Closing (including any Affiliate Contract terminated pursuant to Section 8.7 hereof); provided, however, that such Oceanbulk Company does not waive claims arising under this Agreement or the Related Agreements or any Affiliate Contracts that are not terminated pursuant to Section 8.7.

SECTION 8.9. RESERVED.

SECTION 8.10. Indemnification; Directors’ and Officers’ Insurance. Parent agrees that after the Closing, all rights to indemnification of an officer or director set forth in the Oceanbulk Companies Charter Documents and, to the extent in effect as of the date hereof, any directors’ and officers’ liability insurance policy maintained by the Oceanbulk Companies, shall be maintained and shall not be amended, repealed or otherwise modified and shall continue in full force and effect in accordance with their terms for a period of six (6) years from the Closing Date; provided, however, that Parent shall not be required to maintain any such insurance policy if the cost of such insurance policy exceeds two (2) times the current annual premium for such policy.

SECTION 8.11. Trademark Matters. Within thirty (30) Business Days following the Closing Date, Parent shall cause each of the Oceanbulk Companies to cease any use of the name “Oceanbulk” as a trademark or indication of source; provided, however, that each of Oceanbulk Shipping and Oceanbulk Carriers shall have the perpetual and irrevocable right to use the name “Oceanbulk” in their corporate names in a manner consistent with the way such name is used as of the Closing Date and in a manner consistent with corporate and business name purposes.

SECTION 8.12. Retention of Parent Common Stock.

(a) Without the prior written consent of Parent (which consent may be withheld in its sole discretion), except as set forth in Section 8.12(c), no Seller will, directly or indirectly, during the period beginning on the date hereof and ending on, in the case of the Heron Subject Shares, the date that all of the Heron JV Commitments have been satisfied and, in the case of all other Subject Shares, the Survival Date (in each case as applicable, the “Subject Shares Release Date”) (i) offer, issue, assign, pledge, hypothecate, grant a security interest in, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale, or otherwise transfer, encumber or dispose of any of the Subject Shares or (ii) enter into any swap or other agreement or arrangement (including a monetization arrangement or hedging or similar transaction) that transfers, in whole or in part, any of the economic consequences of ownership of the Subject Shares, whether any such transaction described in clause (i) or (ii) above (each, a “Transfer”) is to be settled by delivery of shares of Parent Common Stock or other securities convertible into Parent Common Stock, in cash or otherwise; provided, however, that if at the Subject Shares Release Date of the Heron Subject Shares there is an outstanding claim for indemnification pursuant to

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Section 12.1(b)(v), or if at the Subject Shares Release Date of the other Subject Shares there is an outstanding claim for indemnification pursuant to Section 12.1(b), in each case that has been asserted pursuant to a valid notice of claim delivered in good faith by Parent pursuant to Section 12.1(e) but has not been satisfied by such date, a number of Subject Shares reasonably sufficient to satisfy such claim shall be retained by the Sellers and remain subject to the restrictions of this Section 8.12 until such claim is resolved. It is understood that (A) any securities issued to a Seller upon any exchange, stock split, stock dividend, recapitalization or the like in respect of the Subject Shares shall be considered part of the “Subject Shares” and shall be subject to the terms of this Section 8.12 in the same manner, and shall be restricted for the same period, as the Subject Shares in respect of which they were issued and (B) the restrictions set forth in this Section 8.12 shall not apply to any Transfer of any shares of Parent Common Stock owned by a Seller that is in excess of such Seller’s Subject Shares.

(b) As used herein, “Heron Subject Shares” shall mean a number of shares equal to $32,500,000 divided by the Per Share Price. As used herein, the “Subject Shares” shall mean, with respect to any Seller as of any date of determination, the excess of (i) (x) the sum of 5,051,147 shares of Parent Common Stock plus the Heron Subject Shares multiplied by (y) the Pro Rata Percentage of such Seller over (ii) a number of shares of Parent Common Stock equal to the aggregate amount of any cash payments made by such Seller to a Parent Indemnified Person pursuant to Section 12.1(b) as of such date divided by the Per Share Price; provided, that on and after the date that all of the Heron JV Commitments have been satisfied, the Subject Shares of such Seller shall be reduced by the excess of (A) the Heron Subject Shares multiplied by the Pro Rata Percentage of such Seller over (B) a number of shares of Parent Common Stock equal to the aggregate amount of any cash payments made by such Seller to a Parent Indemnified Person pursuant to Section 12.1(b)(v) on or prior to the date that all of the Heron JV Commitments have been satisfied divided by the Per Share Price. Notwithstanding the foregoing, for the avoidance of doubt a Seller’s obligation to indemnify a Parent Indemnified Person pursuant to Section 12.1(b)(v), and a Parent Indemnified Party’s remedy in connection therewith, shall not be limited to the Heron Subject Shares and shall include recourse against the other Subject Shares and the cash proceeds thereof.

(c) Notwithstanding anything to the contrary in this Section 8.12, without limitation of any restrictions on Transfer set forth in the Oaktree Stockholders Agreement or the Pappas Stockholders Agreement, as applicable, either Seller shall be entitled to Transfer all or a portion of their Subject Shares without Parent’s prior written consent if either:

(i) the greater of (x) the net proceeds received upon the Transfer of such Subject Shares and (y) the Per Share Price multiplied by the number of such Subject Shares is placed by such Seller into an escrow account reasonably acceptable to Parent until the applicable Subject Shares Release Date to satisfy such Seller’s indemnification obligations pursuant to Section 12.1(b); or

(ii) such Seller causes to be delivered to Parent a guaranty of such Seller’s indemnification obligations pursuant to Section 12.1(b) from a Person with liquidity characteristics and a net worth reasonably satisfactory to the Special Committee (on behalf of Parent), which guaranty shall be in form and substance reasonably satisfactory to the Special Committee (on behalf of Parent). Without limiting the generality of the foregoing, such prospective guarantor must own assets with liquidity characteristics that are the same or better than the liquidity characteristics of the Subject Shares. Substantially concurrently with the delivery of such guaranty, the parties hereto shall cause any amounts placed by such Seller into escrow pursuant to the preceding clause (i) to be released to such Seller.

(d) Each Seller hereby authorizes Parent and any duly appointed transfer agent to apply an appropriate legend to any certificates or book entries representing the Subject Shares to reflect the existence and general terms of this Section 8.12. Each Seller also agrees and consents to the entry of stop transfer instructions with Parent’s transfer agent against the transfer of any Subject Shares held by such Seller except in compliance with the restrictions contained herein. Parent, and any duly appointed transfer agent for the registration or transfer of the Subject Shares, are hereby authorized to decline to make or recognize any transfer of Subject Shares or other transaction relating to the Subject Shares if such transfer or transaction would constitute a violation or breach of this Section 8.12.

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SECTION 8.13. Management Agreements. The Pappas Seller shall (or shall cause Oceanbulk Maritime, S.A. to) consent to the termination of any existing ship management agreements to which it (or Oceanbulk Maritime, S.A.) is the ship manager with respect to the Vessels that as of the date hereof are not managed by Parent or any of its Subsidiaries, which termination shall be effective no later than 60 days after the Closing. From the date hereof until no later than 60 days after the Closing, Parent shall pay no more than $750 per day as a management fee for each such Vessel for which services are provided under such management agreements following the Closing, and the Pappas Seller shall (or shall cause Oceanbulk Maritime, S.A. to) agree to waive all other fees (including without limitation termination fees designated as “severance” pursuant to the terms of the two such ship management agreements) , costs or expenses that are payable by Parent to the Pappas Seller or Oceanbulk Maritime S.A. under such management agreements for services provided prior to or, as the case may be, following the Closing or that otherwise arise from the consummation of the Transactions; provided, that Parent shall be responsible for (I) any crew severance fees incurred as a result of such termination (but Oceanbulk Maritime S.A. and The Pappas Seller agree that they shall take no actions that would result in such crew severance fees) and (II) any out-of-pocket costs and expenses of the applicable manager related to such Vessels.

SECTION 8.14. Oceanbulk Maritime Employees. Effective as of the Closing, Parent shall hire the employees of Oceanbulk Maritime, S.A. set forth on Section 8.14 of the Oceanbulk Disclosure Letter to provide services substantially the same as the services that such employee is providing with respect to the Oceanbulk Companies as of immediately prior to the Closing; provided, that (a) Parent acknowledges that such employees shall be permitted to devote the percentage of their time (if any) that is not allocated to Parent on Section 8.14 of the Oceanbulk Disclosure Letter (the “Unrelated Activity Percentage”) to providing services for Oceanbulk Maritime, S.A. unrelated to the business of the Oceanbulk Companies and (b) prior to Closing, and as a condition to employment of such employee, Oceanbulk Maritime, S.A. and Parent shall enter into a services agreement in form and substance reasonably satisfactory to such parties, whereby Oceanbulk Maritime, S.A., shall reimburse Parent for the Unrelated Activity Percentage of such employee’s salary. The employment of each employee with Parent or any Subsidiary thereof that accepts such offer shall commence immediately upon the Closing and shall be deemed, for all purposes, consistent with applicable Law, to have occurred with no interruption or break in service and no termination of employment. For the avoidance of doubt, nothing herein restricts or precludes the right of Parent to terminate the employment of any such employee (and, for the avoidance of any doubt, should Parent terminate the employment of any such employee following the Closing and the execution of the services agreement between Parent and Oceanbulk Maritime S.A. referred to in clause (b) above, Parent shall be liable for any severance pay or any other costs for damages payable to such employee whose employment is terminated), and the parties hereto agree that the provisions contained herein are not intended to be for the benefit of or otherwise be enforceable by, any third party, including any such employee.

ARTICLE IX COVENANTS OF THE PARTIES

SECTION 9.1. Parent Stockholders Meeting; Proxy Statement.

(a) As promptly as practicable following the date of this Agreement, Parent and the Sellers’ Representative shall jointly prepare, and Parent shall furnish to the SEC, a proxy statement to be sent to the stockholders of Parent relating to the Parent Stockholders Meeting and the matters to be voted upon thereat (together with any amendments or supplements thereto, the “Proxy Statement”). Parent and the Sellers’ Representative shall use their respective reasonable best efforts to cause the Proxy Statement to be furnished to the SEC and first mailed to Parent stockholders no later than the eighth (8th) calendar day following the date of this Agreement. Each of the Sellers shall furnish all information concerning such Seller and its Affiliates to Parent required to be included in the Proxy Statement, and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement. Notwithstanding the foregoing, prior to furnishing the Proxy Statement (or any amendment or supplement thereto) to the SEC or

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mailing the Proxy Statement (or any amendment or supplement thereto), Parent shall (i) provide the Sellers’ Representative an opportunity to review and comment on such document (including the proposed final version of such document), and (ii) consider in good faith all comments reasonably proposed by the Sellers’ Representative and delivered to Parent within a reasonable time after Parent has provided such document to the Sellers’ Representative for its review; provided, that Parent shall not be responsible for any delay in furnishing the Proxy Statement to the SEC to the extent arising from the Sellers’ Representative’s review of the Proxy Statement or Parent’s prompt and good faith consideration and incorporation of any comments to the Proxy Statement proposed by the Sellers’ Representative. The Special Committee and the Parent Board shall recommend to the holders of shares of Parent Common Stock that they give the Transactions Approval and shall include such recommendation in the Proxy Statement, except to the extent that the Special Committee or the Parent Board shall have made an Adverse Recommendation Change as permitted by Section 7.6(b). Parent shall not make or file any amendment, supplement or change to the Proxy Statement without the consent of the Sellers’ Representative, except as expressly set forth herein.

(b) If prior to the Parent Stockholders Meeting, any event occurs with respect to the Sellers or any Oceanbulk Company, or any change occurs with respect to other information supplied by the Sellers’ Representative for inclusion in the Proxy Statement, which is required by applicable Law to be described in an amendment of, or a supplement to, the Proxy Statement, the Sellers’ Representative shall promptly notify Parent of such event, and Parent shall cooperate in the prompt, and in any event within the earlier of (i) three (3) Business Days following the receipt of such notice and (ii) the date of the Parent Stockholders Meeting, furnishing to the SEC of any necessary amendment or supplement to the Proxy Statement and, as required by applicable Law, in disseminating the information contained in such amendment or supplement to the Parent’s stockholders. Nothing in this Section 9.1(b) shall limit the obligations of any party under Section 9.1(a); provided, that Parent shall not be responsible for any delay in furnishing any such amendment or supplement to the Proxy Statement to the SEC to the extent arising from the Sellers’ Representative’s review of such amendment or supplement or Parent’s prompt and good faith consideration and incorporation of any comments to such amendment or supplement proposed by the Sellers’ Representative.

(c) If prior to the Parent Stockholders Meeting, any event occurs with respect to Parent or any of its Subsidiaries, any Acquisition Proposal is received by Parent or any Adverse Recommendation Change is made in connection with an Acquisition Proposal or Intervening Event and as permitted by Section 7.6(b), in each case which the Special Committee believes, upon advice of outside legal counsel, is required by applicable Law to be described in an amendment of, or a supplement to, the Proxy Statement, Parent shall promptly notify the Sellers’ Representative of such event, and the Sellers’ Representative shall reasonably cooperate in the prompt, and in any event within the earlier of (i) three (3) Business Days following the happening of such event requiring an amendment or supplement and (ii) the date of the Parent Stockholders Meeting, furnishing to the SEC of any necessary amendment or supplement to the Proxy Statement and, as required by applicable Law, in disseminating the information contained in such amendment or supplement to the Parent’s stockholders. Nothing in this Section 9.1(c) shall limit the obligations of any party under Section 9.1(a); provided, that Parent shall not be responsible for any delay in furnishing any such amendment or supplement to the Proxy Statement to the SEC to the extent arising from the Sellers’ Representative’s review of such amendment or supplement or Parent’s prompt and good faith consideration and incorporation of any comments to such amendment or supplement proposed by the Sellers’ Representative.

(d) Parent shall, in accordance with applicable Law and Parent’s articles of incorporation, bylaws and any other governing documents as then in effect, duly call, give notice of, convene and hold on July 11, 2014 a meeting of the stockholders for the sole purpose of seeking the Transactions Approval (the “Parent Stockholders Meeting”) and shall not submit any other proposals in connection with such Parent Stockholders Meeting without the prior written consent of the Sellers’ Representative; provided, however, that if the Proxy Statement has not been furnished to the SEC and first mailed to the Parent stockholders within eight (8) calendar days following the date of this Agreement, Parent shall duly call, give notice of, convene and hold such Parent Stockholders Meeting on the 17th calendar day following the first mailing of the Proxy Statement to the Parent stockholders.

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Parent shall, in consultation with the Sellers’ Representative, set a record date for Persons entitled to notice of, and to vote at, the Parent Stockholders Meeting and shall not change the record date without the prior written consent of the Sellers’ Representative (which consent shall not be unreasonably withheld, delayed or conditioned). Parent shall not adjourn or postpone the Parent Stockholders Meeting; provided, however, that the Parent Stockholders Meeting may be adjourned or postponed to such later date as Parent and the Sellers’ Representative may mutually agree, and if (x) any Acquisition Proposal is received by Parent, or (y) any Adverse Recommendation Change is made in connection with an Acquisition Proposal or Intervening Event and as permitted by Section 7.6(b) prior to the scheduled date of the Parent Stockholders Meeting, Parent shall be permitted to adjourn or postpone the Parent Stockholders Meeting for up to 10 calendar days after such initially scheduled date to the extent the Special Committee believes, upon advice of outside legal counsel, such adjournment or postponement is required by applicable Law or is required by its fiduciary duties to stockholders of Parent under applicable Law; provided, further, however, that if the Special Committee has provided the Sellers’ Representative with notice prior to or at the end of such 10 calendar day period that it is prepared to make an Adverse Recommendation Change in connection with an Acquisition Proposal or Intervening Event, the Parent Stockholders Meeting shall be further adjourned or postponed until up to five (5) Business Days after the conclusion of the Sellers’ Representative’s matching right process in accordance with Section 7.6 hereof. Notwithstanding the foregoing in this Section 9.1(d), Parent and the Sellers’ Representative may jointly agree (such consent not to be unreasonably withheld, delayed or conditioned) to adjourn or postpone the meeting if, as of the time for which the Parent Stockholders Meeting is originally scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) (A) to constitute a quorum necessary to conduct the business to be conducted at the Parent Stockholders Meeting or (B) such that it would be impossible to obtain the Transactions Approval. Except as specifically permitted by Section 7.6(b), the Parent Board shall continue to recommend that Parent’s stockholders give the Transactions Approval, and Parent shall use its reasonable best efforts to, subject to Section 7.6(b), (i) solicit and obtain the Transactions Approval and (ii) solicit from its stockholders proxies in favor of the Transactions and the Transactions Approval. Parent agrees that its obligations to hold the Parent Stockholders Meeting pursuant to this Section 9.1 shall not be affected by the commencement, public proposal, public disclosure or communication to Parent of any Acquisition Proposal, the occurrence of any Intervening Event or by the making of any Adverse Recommendation Change.

SECTION 9.2. Regulatory Undertaking.

(a) Subject to the terms and conditions of this Agreement, the parties hereto shall, and cause their respective Affiliates to, use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Transactions, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other Third Party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents that are necessary, proper or advisable to consummate the Transactions, including the Parent Disclosure Documents, (ii) obtaining and maintaining any approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate the Transactions, (iii) making any other submissions required in connection with the consummation of the Merger under the 1933 Act, the 1934 Act, the MIBCA, the MILLCA, applicable state or federal securities laws or the Nasdaq rules and regulations and (iv) taking or causing to be taken all other actions necessary, proper or advisable consistent with this Section 9.2 to cause the expiration of the applicable waiting periods, or receipt of required consents, approvals or authorizations under such Laws as soon as practicable; provided that the obligations set forth in this sentence shall not be deemed to have been breached as a result of actions by Parent or its Subsidiaries expressly permitted by Sections 7.6(b) or 9.1.

(b) Notwithstanding anything in this Section 9.2 or otherwise in this Agreement, none of the parties hereto shall be required or permitted, without the prior written consent of all of the parties hereto, to consent to any requirement, condition, limitation, understanding, agreement or order of a Governmental Authority (x) to sell, divest, license, assign, transfer, hold separate or otherwise dispose of any material portion of the assets or

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business of such party or any of their respective Subsidiaries, or (y) that materially limits the freedom of action with respect to, or ability to retain, any of the businesses, services, or assets of such party or any of their respective Subsidiaries, in order to be permitted by such Governmental Authority to consummate the Transactions.

SECTION 9.3. Certain Filings. The parties hereto shall cooperate and consult with each other in connection with the making of all such filings and notifications, including by providing copies of all relevant documents to the non-filing party and its advisors before filing and shall cooperate in determining whether any action by or filing with or approvals, consents, registrations, permits, authorizations and other confirmations are required in connection with the consummation of the Transactions. No party shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the Transactions at the behest of any Governmental Authority without the consent of the other parties to this Agreement, which consent shall not be unreasonably withheld, delayed or conditioned.

SECTION 9.4. Public Announcements. Subject to Section 7.6 hereof, Parent and the Sellers’ Representative shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution) or making any other public statement, or scheduling any press conference or conference call with investors or analysts, with respect to this Agreement or the Transactions and neither the Sellers, Oceanbulk Holdcos nor Parent shall issue any such press release or make any such other public statement (including statements to the employees of any Oceanbulk Company or Parent, as the case may be, or any of their respective Subsidiaries) or schedule any such press conference or conference call without the consent of Parent (in the case of the Sellers and the Oceanbulk Holdcos) or the Sellers’ Representative (in the case of Parent). Notwithstanding the foregoing, (a) the parties hereto each hereby consent to the filing of Parent’s Form 6-K on the date of this Agreement in the form previously provided by Parent to the Seller’s Representative and (b) that nothing herein will prohibit the making of any public statement or press release to the extent that it is required by applicable Law or any listing agreement with or rule of any national securities exchange or association, in which case, the party making such determination will, if practicable in the circumstances, use reasonable commercial efforts to allow the other parties reasonable time to comment on such release or announcement in advance of its issuance; provided, that the foregoing shall not restrict communications between the Sellers and the investors of the Sellers or its Affiliates in the ordinary course.

SECTION 9.5. Further Assurances. At and after the Effective Time, the officers and directors of each Surviving Company shall be authorized to execute and deliver, in the name and on behalf of the applicable Oceanbulk Holdcos or Merger Subs, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the applicable Oceanbulk Holdcos or Merger Subs, any other actions and things to vest, perfect or confirm of record or otherwise in such Surviving Company any and all right, title and interest in, to and under any of the rights, properties or assets of the applicable Oceanbulk Holdco acquired or to be acquired by such Surviving Company as a result of, or in connection with, the Merger.

SECTION 9.6. Notices of Certain Events. Prior to the Effective Time or the earlier termination of this Agreement in accordance with Section 11.1, each of the Sellers’ Representative (on behalf of the Sellers and Oceanbulk Holdcos) and Parent shall promptly notify the other if to the Knowledge of Oceanbulk or the Knowledge of Parent, as the case may be:

(a) any written notice or other written communication is received from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the Transactions;

(b) any written notice or other written communication is received from any Governmental Authority in connection with the Transactions;

(c) any action, suit, claim, investigation or proceeding is commenced or, to the Knowledge of Oceanbulk or the Knowledge of Parent, as the case may be, threatened against, relating to or involving or

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otherwise affecting any Oceanbulk Company or Parent and any of its Subsidiaries, as applicable, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement;

(d) any inaccuracy of any representation or warranty of such party contained in this Agreement occurs at any time during the term hereof that would or would reasonably be expected to cause any of the conditions set forth in Article X not to be satisfied;

(e) any failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder occurs that would or would reasonably be expected to cause any of the conditions set forth in Article X not to be satisfied; and

(f) any event occurs that has had an Oceanbulk Material Adverse Effect or Parent Material Adverse Effect, as applicable;

provided, that no notification provided in accordance with this Section 9.6 shall be deemed to cure any breach of any representation, warranty, covenant or agreement made in this Agreement.

SECTION 9.7. Takeover Statutes. If any Takeover Statute, or similar provision contained in Parent’s articles of incorporation, bylaws or other governing organizational documents or in the Oceanbulk Companies Charter Documents, as applicable, shall become or is deemed to be applicable to the Transactions after the date of this Agreement, the Sellers, Parent, the Special Committee and the Parent Board shall grant such approvals and take such actions necessary so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated herein and otherwise act to eliminate if possible, and otherwise to minimize, the effects of such Takeover Statute, or such similar provision contained in Parent’s articles of incorporation, bylaws or other governing organizational documents or in the Oceanbulk Companies’ Charter Documents, as applicable, on the Transactions.

SECTION 9.8. Plan of Reorganization. This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulation section 1.368-2(g). From and after the date of this Agreement and until the Effective Time, each party to this Agreement shall use its reasonable best efforts to cause the Merger to qualify, and shall not, without the prior written consent of the parties to this Agreement, knowingly take any actions or cause any actions to be taken which could prevent the Merger from qualifying, as a reorganization under the provisions of Section 368(a) of the Code. Following the Effective Time, and consistent with any such consent, neither Parent nor any of its Subsidiaries or Affiliates, shall knowingly take any action or cause any action to be taken which would cause the Merger to fail to so qualify as a reorganization under Section 368(a) of the Code.

SECTION 9.9. Transfer Taxes. The parties to this Agreement shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the Transactions (together with any related interests, penalties or additions to Tax, “Transfer Taxes”), and shall cooperate in attempting to minimize the amount of Transfer Taxes. From and after the Effective Time, Parent shall pay or cause to be paid all Transfer Taxes.

ARTICLE X CONDITIONS TO THE MERGER

SECTION 10.1. Conditions to Obligations of Each Party. The respective obligations of each party hereto to effect the Merger are subject to the satisfaction of the following conditions:

(a) the Transactions Approval shall have been obtained;

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(b) no applicable Law preventing or prohibiting the consummation of the Merger shall be in effect; and

(c) the shares of Parent Common Stock included in the Aggregate Merger Consideration and the Aggregate Heron Consideration shall have been approved for listing on Nasdaq, subject to completion of the Merger.

SECTION 10.2. Conditions to Obligations of the Sellers and the Oceanbulk Holdcos. The obligations of the Sellers and the Oceanbulk Holdcos to effect the Merger are further subject to the satisfaction or waiver by the Sellers of the following conditions:

(a) (i) the representations and warranties of Parent contained in Section 6.12(a)(ii) shall be true and correct in all respects, (ii) the representations and warranties of Parent contained in Section 6.1, Section 6.2, Section 6.6 and Section 6.7 of this Agreement (other than Section 6.6(a), the first sentence of Section 6.6(d), Section 6.7(a) and the first sentence of Section 6.7(c)) (disregarding all materiality and Parent Material Adverse Effect qualifications contained therein) shall be true and correct in all material respects as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct in all material respects as of such other time), (iii) the representations and warranties of Parent contained in Section 6.6(a), the first sentence of Section 6.6(d), Section 6.7(a) and the first sentence of Section 6.7(c) of this Agreement shall be true and correct (except for de minimis exceptions) as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct (except for de minimis exceptions) as of such other time), and (iv) all of the other representations and warranties of Parent contained in this Agreement or in any certificate or other writing delivered by Parent pursuant hereto (disregarding all materiality and Parent Material Adverse Effect qualifications contained therein) shall be true and correct as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct would not have a Parent Material Adverse Effect;

(b) all of the consents, authorizations, waivers, approvals, notices, expirations, filings and registrations set forth on Section 10.2(b) of the Parent Disclosure Letter shall have been obtained or made, as the case may be, in form and substance reasonably satisfactory to the Sellers’ Representative, on or prior to, and shall be in full force and effect on, the Closing Date;

(c) Parent and each Merger Sub shall have performed and complied with in all material respects all of the covenants and obligations required to be performed or complied with by them under this Agreement on or prior to the Closing Date;

(d) from the date hereof and through the Closing Date, there shall not have occurred a Parent Material Adverse Effect;

(e) the Sellers shall have received the duly executed S&K Opinion and a copy of the Escrow Agreement duly executed by the Escrow Agent, and Parent shall have delivered to the Sellers’ Representative the other items to be delivered by Parent pursuant to Section 8.6;

(f) Parent shall have delivered to the Sellers’ Representative as of the Closing Date, a certificate, dated as of such date, executed by an executive officer of Parent to the effect that the conditions set forth in clauses (a), (b), (c), and (d) of this Section 10.2 have been satisfied as of the Closing Date; and

(g) Parent shall have delivered to the Sellers’ Representative as of the Closing Date, a certificate, dated as of such date, executed by an executive officer of Parent, certifying as to the aggregate outstanding Borrowed Indebtedness, and the aggregate cash and cash equivalents, of Parent and its Subsidiaries as of the Closing Date (without giving effect to the Transactions).

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SECTION 10.3. Conditions to Obligations of Parent and Merger Subs. The obligations of Parent and Merger Subs to effect the Merger is further subject to the satisfaction or waiver by Parent of the following conditions:

(a) (i) the representations and warranties of the Sellers contained in Section 5.11(a)(ii) shall be true and correct in all respects, (ii) the representations and warranties of Sellers contained in Article IV, Section 5.1, Section 5.2, Section 5.4 and Section 5.5 (other than Section 5.4(a), the first sentence of Section 5.4(b), the first sentence of Section 5.5(a) and the first sentence of Section 5.5(c)) of this Agreement (disregarding all materiality and Oceanbulk Material Adverse Effect qualifications contained therein) shall be true and correct in all material respects as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct in all material respects as of such other time), (iii) the representations and warranties of Sellers contained in Section 5.4(a), the first sentence of Section 5.4(b), the first sentence of Section 5.5(a) and the first sentence of Section 5.5(c) of this Agreement shall be true and correct (except for de minimis exceptions) as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct (except for de minimis exceptions) as of such other time), and (iv) all of the other representations and warranties of the Sellers contained in this Agreement or in any certificate or other writing delivered by Sellers’ Representative pursuant hereto (disregarding all materiality and Oceanbulk Material Adverse Effect qualifications contained therein) shall be true and correct as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct would not have an Oceanbulk Material Adverse Effect;

(b) all of the consents, authorizations, waivers, approvals, notices, expirations, filings and registrations set forth on Section 10.3(b) of the Oceanbulk Disclosure Letter shall have been obtained or made, as the case may be, in form and substance reasonably satisfactory to Parent, on or prior to, and shall be in full force and effect on, the Closing Date;

(c) each of the Sellers and Oceanbulk Holdcos shall have performed and complied with in all material respects all of the covenants and obligations required to be performed by it under this Agreement on or prior to the Closing Date;

(d) from the date hereof through the Closing Date, there shall not have occurred an Oceanbulk Material Adverse Effect;

(e) the Sellers’ Representative shall have delivered to Parent the items to be executed by the Sellers pursuant to Section 8.6, and Parent shall have received a copy of the Escrow Agreement duly executed by the Escrow Agent;

(f) the Sellers’ Representative shall have delivered to Parent as of the Closing Date, a certificate, dated as of such date, executed by an executive officer of the Sellers’ Representative to the effect that the conditions set forth in clauses (a), (b), (c) and (d) of this Section 10.3 have been satisfied; and

(g) the Sellers’ Representative shall have delivered to Parent as of the Closing Date, a certificate, dated as of such date, executed by an executive officer of Sellers’ Representative, certifying as to (i) the aggregate outstanding Borrowed Indebtedness, and the aggregate cash and cash equivalents, of the Oceanbulk Companies as of the Closing Date (without giving effect to the Transactions), and (ii) the aggregate outstanding Borrowed Indebtedness (including the specific amount of core and non-core Borrowed Indebtedness outstanding under the Heron Facility Agreement) of Heron as of the Closing Date (without giving effect to the Transactions).

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SECTION 10.4. Frustration of Closing Conditions. Neither Parent or Merger Subs, on the one hand, nor the Sellers or the Oceanbulk Holdcos, on the other hand, may rely, either as a basis for not consummating the Merger or for terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 10.2 or Section 10.3, as the case may be, to be satisfied if such failure was caused by such party’s breach of any provision of this Agreement or failure to use its reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to Section 9.2 and Section 9.5.

ARTICLE XI TERMINATION; AMENDMENT; WAIVER

SECTION 11.1. Termination. This Agreement may be terminated any time prior to the Effective Time (notwithstanding the receipt of the Transactions Approval) (provided that approval of the Special Committee shall be necessary for termination by Parent, and the Special Committee may prosecute any Action related to this Agreement and the Related Agreements on behalf of Parent):

(a) by mutual written agreement of the Sellers’ Representative and Parent;

(b) by either the Sellers’ Representative or Parent, if:

(i) the Effective Time shall not have occurred on or before July 31, 2014 (the “End Date”); provided, that if the condition set forth in Section 10.2(b) or Section 10.3(b) has not been satisfied and all other conditions in Article X are satisfied or are capable of being satisfied by such date, then Parent or the Sellers’ Representative may elect, by written notice to the other party, to extend the End Date to August 25, 2014; provided, further, that the right to terminate this Agreement or extend the End Date under this Section 11.1(b)(i) shall not be available to any party whose breach of this Agreement (including failure to use reasonable best efforts to obtain the consents, authorizations, waivers, approvals, notices, expirations, filings and registrations set forth in Section 10.2(b) or Section 10.3(b) in accordance with Section 9.2) has materially contributed to, or resulted in, the failure to consummate the Merger on or prior to the End Date;

(ii) the Transactions Approval shall not have been obtained after a vote of the Parent stockholders has been taken and completed at the duly convened Parent Stockholders Meeting or at any adjournment or postponement thereof; or

(iii) there shall be any applicable Law that prohibits the Oceanbulk Holdcos, Parent, or Merger Subs from consummating the Merger and such prohibition shall have become final and nonappealable;

(c) by the Sellers’ Representative, if Parent and Merger Subs shall have breached or failed to perform any of its covenants or obligations set forth in this Agreement, if any representation or warranty of Parent and Merger Subs shall have become untrue, in each case which breach or failure to perform or to be true, individually or in the aggregate, has resulted or would reasonably be expected to result in a failure of a condition set forth in Section 10.2(a) or Section 10.2(c) (such circumstance, a “Material Parent Breach”), and such Material Parent Breach cannot be or, to the extent curable by Parent or Merger Subs, has not been cured by the earlier of (1) the End Date and (2) twenty (20) days after the giving of written notice to Parent of such breach or failure; provided, that the Sellers’ Representative shall not have the right to terminate this Agreement pursuant to this paragraph if any Seller or Oceanbulk Holdco is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach would result in the failure of any of the conditions set forth in Section 10.3(a) or Section 10.3(c); or

(d) by Parent, if any of the Oceanbulk Holdcos or Sellers shall have breached or failed to perform any of its covenants or obligations set forth in this Agreement, if any representation or warranty of any of the Oceanbulk Holdcos or Sellers shall have become untrue, in each case which breach or failure to perform or to be

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true, individually or in the aggregate has resulted or would reasonably be expected to result in a failure of a condition set forth in Section 10.3(a) or Section 10.3(c) (such circumstance, a “Material Oceanbulk Breach”), and such Material Oceanbulk Breach cannot be or, to the extent curable by the Oceanbulk Holdcos or Sellers, has not been cured by the earlier of (1) the End Date and (2) twenty (20) days after the giving of written notice to the Sellers’ Representative of such breach or failure; provided, that Parent shall not have the right to terminate this Agreement pursuant to this paragraph if Parent or either Merger Sub is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach would result in the failure of any of the conditions set forth in Section 10.2(a) or Section 10.2(c).

The party desiring to terminate this Agreement pursuant to this Section 11.1 (other than pursuant to Section 11.1(a)) shall give written notice of such termination to the other parties.

SECTION 11.2. Effect of Termination. If this Agreement is terminated pursuant to Section 11.1, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided, that if such termination shall result from the intentional breach by a party of its obligations hereunder, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure. For purposes hereof, an “intentional breach” means a material breach that is a consequence of an act undertaken by the breaching party with the intention of breaching the applicable obligation. The provisions of this Section 11.2 and Article XII (other than Section 12.1) shall survive any termination hereof pursuant to Section 11.1.

ARTICLE XII

INDEMNIFICATION; MISCELLANEOUS

SECTION 12.1. Indemnification.

(a) The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Closing, except that each of (i) the representations and warranties of the Sellers in Section 4.1(a) (Organization, Existence and Good Standing), Section 4.1(b) (Power and Authority), Section 4.1(c) (Enforceability) and Section 4.1(g) (Title to Units) (the “Seller Fundamental Representations”) and (ii) each of (x) the representations and warranties of the Sellers in Section 5.1 (Organization, Qualification and Limited Liability Company Power), Section 5.2 (Authorization), Section 5.4 (Capitalization), Section 5.5(a) and (c) (Oceanbulk Subsidiaries), Section 5.13 (Borrowed Indebtedness and Cash), Section 5.21 (Fees) and Section 5.25 (Oceanbulk Holdcos) (the “Oceanbulk Fundamental Representations”) and (y) the representations and warranties of Parent in Sections 6.1 (Organization, Qualification and Corporate Power), Section 6.2 (Authorization), Section 6.5 (Fees), Section 6.6 (Capitalization of Parent), Section 6.7(a) and (c) (Subsidiaries) and Section 6.24 (Borrowed Indebtedness and Cash) (the “Parent Fundamental Representations”), shall survive for twelve (12) months after the Closing (the “Survival Date”). Each of the covenants and agreements set forth herein to be performed on or prior to the Closing Date shall survive until the Survival Date; provided, that the covenants and agreements contained herein requiring performance after the Closing shall survive the Closing in accordance with their terms. Notwithstanding the foregoing, if a valid notice of claim for indemnification relating to a breach of a Seller Fundamental Representation, an Oceanbulk Fundamental Representation, a Parent Fundamental Representation or a covenant or agreement shall have been delivered in good faith in accordance with the terms of Section 12.1(e) on or prior to the Survival Date or such other applicable survival expiration date, the claims specifically set forth in such notice shall survive until such time as such claim is finally resolved.

(b) Subject to the limitations set forth herein, from and after the Closing, each of the Sellers shall severally (and not jointly or jointly and severally) and, in the case of any Oceanbulk Fundamental Representations, (x) solely with respect to the Oceanbulk Holdco previously owned by it and (y) with respect to any other Oceanbulk Companies, pro rata based on their respective Pro Rata Percentages, indemnify, save, and

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keep Parent, its Affiliates (including the Oceanbulk Companies) and each of their respective officers, directors, managers, partners, members, agents, representatives, successors, assigns and employees (collectively, the “Parent Indemnified Persons”) harmless against and from all Damages sustained or incurred by any Parent Indemnified Person as a result of, or arising out of, (i) any breach or inaccuracy of, as of the Closing Date (or, to the extent any such representation and warranty by its terms addresses matters only as of another specified time, as of such other time) any of such Seller’s Seller Fundamental Representations, (ii) any breach of any covenant or agreement made by such Seller under this Agreement (other than the covenants and agreements set forth in Section 9.6), (iii) any breach prior to the Closing Date of any covenant or agreement made by an Oceanbulk Holdco under this Agreement, (iv) the breach or inaccuracy of, as of the Closing Date (or, to the extent any such representation and warranty by its terms addresses matters only as of another specified time, as of such other time) any of the Oceanbulk Fundamental Representations, or (v) (1) any loans or capital contributions made to Heron by any Oceanbulk Company on or after the date hereof through the Final Heron Liquidation (other than capital contributions made to Heron to the extent used to fund repairs or capital improvements to the Heron OBS Vessels), (2) any obligations of Parent or its Subsidiaries (including the Oceanbulk Companies) pursuant to the Heron Loan Agreements, any Non-Core Vessel Sales or any liabilities of the Heron JV at the time of the Final Heron Liquidation (solely to the extent Parent or its Subsidiaries (including the Oceanbulk Companies) are required to contribute capital to the Heron JV to satisfy such liabilities pursuant to the organizational documents of the Heron JV or applicable Laws), or (3) any Third Party Claims related to the Heron JV, in each case other than (v) to the extent agreed by Parent in connection with the sale of a Heron Non-Core Vessel to Parent or a Subsidiary thereof, (w) liabilities (other than those arising from Third Party Claims) in connection with the loss of a Heron OBS Vessel, (x) any amounts included in the calculation of Heron Net Indebtedness pursuant to Section 8.3, (y) any other obligations pursuant to the Heron Facility Agreement that are distributed or otherwise assigned to Parent or its Subsidiaries or designees in connection with the Heron OBS Vessel Financing or (z) any Damages arising from Parent’s breach or failure to comply with Section 8.3. “Damages” means all liabilities, obligations, liens, assessments, levies, losses, damages, fines, penalties and reasonable out-of-pocket costs of any investigation, response, or remedial or corrective action, whether or not arising from third party claims, including reasonable attorneys’ fees and expenses, in each case taking into account the interests held by the Sellers and their respective Affiliates in Parent; provided, that under no circumstances shall any Indemnified Person be entitled to be indemnified for special, consequential (including diminution in value, lost profits, lost revenues, business interruptions, or loss of business opportunity or reputation), indirect, multiple, punitive or other similar damages, except as finally awarded by a court of competent jurisdiction and actually paid to a Third Party pursuant to a Third Party Claim.

(c) From and after the Closing, Parent shall indemnify, save, and keep each of the Sellers and their respective Affiliates and each of their respective officers, directors, managers, partners, members, agents, representatives, successors, assigns and employees (collectively, “Seller Indemnified Persons,” and together with the Parent Indemnified Persons, the “Indemnified Persons” and each an “Indemnified Person”) harmless against and from all Damages sustained or incurred by any Seller Indemnified Person as a result of, or arising out of, (i) the breach or inaccuracy of, as of the Closing Date (or, to the extent any such representation and warranty by its terms addresses matters only as of another specified time, as of such other time) any of the Parent Fundamental Representations, (ii) any breach of any covenant or agreement made by Parent or either Merger Sub under this Agreement (other than the covenants and agreements set forth in Section 9.6), or (iii) any breach following the Closing Date of any covenant or agreement made by an Oceanbulk Holdco under this Agreement.

(d) Following the Closing, the Special Committee shall have the authority to institute and prosecute any Action on behalf of the Parent Indemnified Persons to enforce the terms of this Agreement, and on behalf of the Parent to defend any claim for indemnification against the Parent hereunder, and in connection therewith the Special Committee shall have the authority to retain such counsel (which may include current counsel to the Parent) and other advisors at the expense of the Parent as reasonably determined appropriate by the Special Committee. In the event that following the Closing no members of the Special Committee remain for any reason whatsoever, the directors of the Parent Board that are not nominees or designees of the Oaktree Seller or their respective Affiliates shall designate one or more Persons who shall not be an Affiliate, shareholder, member,

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manager or employee of a Seller, Parent or any of its Subsidiaries to fill such vacancies and each such Person shall be appointed as a member of the Special Committee.

(e) Any claims for indemnification either by a Parent Indemnified Person or a Seller Indemnified Person shall be asserted and resolved in accordance with this Section 12.1(e).

(i) If a Parent Indemnified Person or a Seller Indemnified Person seeks indemnification under this Section 12.1, the Special Committee (in the case of indemnification claims sought by Parent Indemnified Persons) or the Sellers’ Representative (in the case of indemnification claims sought by Seller Indemnified Persons) shall (x) promptly, but in no event more than fifteen (15) calendar days following such party’s knowledge of any action, lawsuit, proceeding, investigation, or other claim against it (if by a third party) (collectively, “Third Party Claims”), give written notice to the Sellers’ Representative or the Special Committee, respectively, describing such claim for indemnification in reasonable detail and the amount of the estimated Damages, and (y) promptly upon discovering the Damages or facts giving rise to such claim for indemnification (to the extent not involving a third party), deliver a written notice to the Sellers’ Representative or the Special Committee, respectively, (A) describing such claim for indemnification in reasonable detail and the amount of the estimated Damages, (B) stating that the Indemnified Person has paid or properly accrued Damages or anticipates that it will incur liability for Damages for which such Indemnified Person is entitled to indemnification pursuant to this Agreement, and (C) the date such item was paid or accrued; provided, that any failure or delay in so notifying the Sellers’ Representative or Special Committee, as applicable, shall not relieve the Sellers or Parent of their obligations hereunder except to the extent such failure or delay shall have materially prejudiced the Sellers or Parent, respectively.

(ii) The Sellers’ Representative (in the case of indemnification claims sought by Parent Indemnified Persons) or the Special Committee (in the case of indemnification claims sought by Seller Indemnified Persons) shall be entitled to assume and control the defense of any Third Party Claim if the Sellers’ Representative or the Special Committee, respectively, shall give written notice to the Special Committee or the Sellers’ Representative, respectively, stating that it intends to assume such defense within 30 days after notice from the other party of such Third Party Claim. If the Sellers’ Representative or Special Committee assumes and controls the defense of any such Third Party Claim, (A) the applicable Indemnified Persons shall reasonably cooperate in the defense thereof, (B) the Special Committee (on behalf of the Parent Indemnified Persons) and the Sellers’ Representative (on behalf of the Seller Indemnified Persons) shall have the right, at their sole expense (provided, that the fees and expenses of such counsel employed by the Special Committee shall be at the expense of the Parent), to employ counsel separate from counsel employed by the Sellers’ Representative or the Special Committee, as applicable, in any such action and to participate in the defense thereof, but the Special Committee or the Sellers’ Representative, respectively, shall control the investigation, defense and settlement thereof, and (C) the Sellers’ Representative or Special Committee, as applicable, shall obtain the prior written consent of the Special Committee or Sellers’ Representative, respectively (which shall not be unreasonably withheld or delayed) before entering into any settlement of a claim or ceasing to defend such claim if, pursuant to or as a result of such settlement or cessation (x) injunctive or other equitable relief will be imposed against any Indemnified Person, or (y) such settlement does not expressly unconditionally release the Indemnified Persons from all Damages with respect to such claim and all other claims arising out of the same or similar facts and circumstances, with prejudice. The parties shall act in good faith in responding to, defending against, settling or otherwise dealing with Third Party Claims, and cooperate in any such defense and give each other reasonable access to all information relevant thereto. Whether or not the Sellers’ Representative or the Special Committee, as applicable, has assumed the defense of such Third Party Claim, the Indemnified Person shall not be entitled to indemnification hereunder with respect to any settlement entered into or any judgment consented to without the prior written consent of the Sellers’ Representative (in the case of indemnification claims sought by Parent Indemnified Persons), or the Special Committee (in the case of indemnification claims sought by Seller Indemnified Persons).

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(iii) If the Sellers’ Representative (in the case of indemnification claims sought by Parent Indemnified Persons) or the Special Committee (in the case of indemnification claims sought by Seller Indemnified Persons) does not assume the defense of such Third Party Claim, the Indemnified Person will be entitled to assume such defense, at its sole cost and expense (unless the Indemnified Person incurs Damages with respect to the matter in question for which the Indemnified Person is entitled to indemnification pursuant to this Section 12.1, in which case the Indemnified Person shall be entitled to indemnification with respect to such costs and expenses pursuant to this Section 12.1), upon delivery of notice to such effect to the Sellers’ Representative or the Special Committee, as applicable; provided, however, that the Sellers’ Representative or the Special Committee, as applicable, (A) shall have the right to participate in the defense of the Third Party Claim at its sole cost and expense; (B) may at any time thereafter assume defense of the Third Party Claim; and (C) shall not be obligated to indemnify the Indemnified Person hereunder for any settlement entered into or any judgment consented to without the prior written consent of the Sellers’ Representative (in the case of indemnification claims sought by Parent Indemnified Persons) or the Special Committee (in the case of indemnification claims sought by Seller Indemnified Persons).

(f) Notwithstanding anything to the contrary herein, except with respect to fraud, the indemnification provisions of this Section 12.1 shall be the sole and exclusive remedy of the parties following the Closing for any and all breaches or alleged breaches of any representations, warranties, covenants or agreements (whether written or oral) of the parties and for any and all other claims arising under, out of or related to this Agreement, or the negotiation or execution hereof, and no party or any of its respective Affiliates (including, in the case of Parent after the Closing, the Oceanbulk Companies) shall have any other entitlement, remedy or recourse, at law or in equity, whether in contract, tort or otherwise, it being agreed that all of such other remedies, entitlements and recourse are expressly waived and released by the parties, on behalf of themselves and their respective Affiliates (including, in the case of Parent after the Closing, the Oceanbulk Companies), to the fullest extent permitted by Law; provided, that nothing in this Section 12.1(f) shall limit the right of any party to specific performance pursuant to Section 12.13.

SECTION 12.2. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

if to Parent, either Merger Sub or the Special Committee, to:

Transaction Committee

Attention: Roger Schmitz / Tom Søfteland

c/o Star Bulk Carriers Corp.

Aethrion Center

40, Agiou Konstantinou Str., Maroussi 15124, Athens, Greece

Email: tom@spinnaker.as

and

c/o Monarch Alternative Capital

535 Madison Ave., Floor 26

New York, NY 10022

Email: roger.schmitz@monarchlp.com

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 W. 52nd St.

New York, New York 10019

Attention: Steven A. Cohen, Esq. / Ante Vucic, Esq.

Facsimile No.: (212) 403-2000

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and

Seward & Kissel LLP

One Battery Park Plaza

New York, NY 10004

Attention: James Abbott, Esq. / Robert E. Lustrin, Esq.

Facsimile No.: (212) 480-8421

if to the Oceanbulk Holdcos or the Sellers, to:

Oaktree OBC Holdings LLC

333 S. Grand Avenue, 30th Floor

Los Angeles, CA 90071 1

Attention: Kenneth Liang

Jennifer Box

Mahesh Balakrishnan

Email: kliang@oaktreecapital.com

jbox@oaktreecapital.com

mbalakrishnan@oaktreecapital.com

Millennia Limited Liability Company

c/o Sophia Damigou

Legal Counsel

Aethrion Centre

40, Agiou Konstantinou A v,

151 24 Maroussi,

Greece

Email: sdamigou@oceanbulk.gr

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

Attention: Kenneth M. Schneider, Esq. / Neil Goldman, Esq.

Facsimile No.: (212) 492-0303

if to the Sellers’ Representative, to:

Oaktree OBC Holdings LLC

333 S. Grand Avenue, 30th Floor

Los Angeles, CA 90071 1

Attention: Kenneth Liang

Jennifer Box

Mahesh Balakrishnan

Email: kliang@oaktreecapital.com

jbox@oaktreecapital.com

mbalakrishnan@oaktreecapital.com

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with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

Attention: Kenneth M. Schneider, Esq. / Neil Goldman, Esq.

Facsimile No.: (212) 492-0303

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day.

SECTION 12.3. Amendments and Waivers.

(a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that (i) any such amendment or waiver on behalf of Parent or either Merger Sub shall require the approval of a majority of the Special Committee, and (ii) after the Transactions Approval has been obtained there shall be no amendment or waiver that would require the further approval of the stockholders of Parent under the MIBCA unless such amendment is subject to stockholder approval.

(b) No waiver shall be construed as a waiver of any subsequent breach or failure of the same term or condition, or a waiver of any other term or condition of this Agreement. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as set forth in Section 12.1(f), the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law.

SECTION 12.4. Expenses.

(a) General. Except as expressly otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such cost or expense.

(b) Termination Fee. If (A) this Agreement is terminated (x) by Parent or the Sellers’ Representative pursuant to Section 11.1(b)(ii) or pursuant to Section 11.1(b)(i) at a time when this Agreement could have been validly terminated pursuant to Section 11.1(b)(ii), (y) by the Sellers’ Representative pursuant to Section 11.1(c) or (z) by Parent pursuant to Section 11.1(b) at a time when this Agreement could have been validly terminated by the Sellers’ Representative pursuant to Section 11.1(c), (B) prior to the Parent Stockholders Meeting, an Acquisition Proposal (with 50% being substituted for references to 15% in the definition thereof for the purposes of this Section 12.4(b)) shall have been made and disclosed to the Parent stockholders, and (C) prior to the nine-month anniversary of the date of such termination, Parent enters into a definitive agreement with respect to any Acquisition Proposal or any Acquisition Proposal shall have been consummated, then Parent shall pay the Termination Fee to the Sellers’ Representative (for the benefit of the Sellers, pro rata based on their respective Pro Rata Percentages) in immediately available funds within two Business Days after the occurrence of the last of the events described in clauses (A), (B) and (C) of this Section 12.4(b). “Termination Fee” means $8,000,000.

(c) Other Costs and Expenses. Parent acknowledges that the agreements contained in this Section 12.4 are an integral part of the Transactions and that, without these agreements, the Sellers would not enter into this Agreement. Accordingly, if Parent fails to pay any amount due to the Sellers’ Representative on or prior to the date such amounts are due pursuant to this Section 12.4, it shall also pay any costs and expenses (including

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reasonable attorneys’ fees and expenses) incurred by the Sellers in connection with a legal action or proceeding to enforce the obligation to pay the Termination Fee that results in a judgment against Parent for such amount, together with interest on the amount of any unpaid fee, cost or expense at the publicly announced prime rate of Citibank, N.A., in effect on the date such amounts were originally due hereunder from the date such fee, cost or expense was required to be paid to (but excluding) the payment date.

(d) Each of the Sellers and each of the Oceanbulk Holdcos agree that, upon any valid termination of this Agreement in accordance with the terms herein under circumstances where the Termination Fee is payable by Parent pursuant to this Section and such Termination Fee is received in full by the Sellers’ Representative (for the benefit of the Sellers, pro rata based on their respective Pro Rata Percentages), the Sellers and Oceanbulk Holdcos shall be precluded from any other remedy against Parent or either Merger Sub, at law or in equity or otherwise, and none of the Sellers or Oceanbulk Holdcos shall seek to obtain any recovery, judgment, or damages or any kind, including consequential, indirect, or punitive damages, against Parent or any of Parent’s Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or Affiliates or their respective Representatives in connection with this Agreement, the Related Agreements or the Transactions.

SECTION 12.5. Exhibits; Disclosure Letters. All Exhibits annexed hereto are hereby incorporated in and made a part of this Agreement as if set forth in full herein. References to this Agreement shall include the Oceanbulk Disclosure Letter and the Parent Disclosure Letter. The parties hereto agree that any reference in a particular Section of the Oceanbulk Disclosure Letter or Parent Disclosure Letter, as applicable, shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the applicable representations and warranties (or applicable covenants) that are contained in the corresponding Section of this Agreement and any other representations and warranties that are contained in this Agreement to which the relevance of such item thereto is reasonably apparent on its face. The mere inclusion of an item in Oceanbulk Disclosure Letter or Parent Disclosure Letter, as applicable, as an exception to (or, as applicable, a disclosure for purposes of) a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item would have an Oceanbulk Material Adverse Effect or Parent Material Adverse Effect, as applicable or establish any standard of materiality to define further the meaning of such terms for purposes of this Agreement.

SECTION 12.6. Waiver. Subject to Section 12.3 hereof, at any time prior to the Effective Time, whether before or after the Parent Stockholders Meeting, Parent (on behalf of itself and Merger Subs, and only with the approval of the Special Committee) may (a) extend the time for the performance of any of the covenants, obligations or other acts of the Oceanbulk Holdcos or the Sellers, or (b) waive any inaccuracy of any representations or warranties or compliance with any of the agreements or covenants of the Oceanbulk Holdcos or the Sellers or with any conditions to its own obligations. Any agreement on the part of Parent (on behalf of itself and Merger Subs) to any such extension or waiver will be valid only if such waiver is set forth in an instrument in writing signed on behalf of Parent by its duly authorized officer and signed by a member of the Special Committee (on behalf of the Special Committee). Subject to Section 12.3 hereof, at any time prior to the Effective Time, whether before or after the Parent Stockholders Meeting, the Sellers’ Representative (on behalf of itself and the Oceanbulk Holdcos and the other Sellers) may (a) extend the time for the performance of any of the covenants, obligations or other acts of Parent or Merger Subs, or (b) waive any inaccuracy of any representations or warranties or compliance with any of the agreements or covenants of Parent or Merger Subs, or with any conditions to its own obligations. Any agreement on the part of the Sellers’ Representative to any such extension or waiver will be valid only if such waiver is set forth in an instrument in writing signed on behalf of the Sellers’ Representative by its duly authorized officer. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights. The waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

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SECTION 12.7. Governing Law. This Agreement will be deemed to be made in and in all respects will be interpreted, construed and governed by and in accordance with the Laws of the State of New York without giving effect to any choice of Law or conflict of Law provision or rule that would cause the application of the Laws of any jurisdiction other than the State of New York, except to the extent that the law of the Marshall Islands is mandatorily applicable to the Merger.

SECTION 12.8. JURISDICTION. EACH OF THE PARTIES HERETO CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT SITTING IN MANHATTAN IN NEW YORK CITY OR IN THE FEDERAL SOUTHERN DISTRICT IN THE STATE OF NEW YORK AND ANY APPELLATE COURT THEREFROM LOCATED IN NEW YORK, NEW YORK AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF THE PARTIES HERETO ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY FINAL AND NONAPPEALABLE JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT THE ADDRESS SPECIFIED IN THIS AGREEMENT, SUCH SERVICE TO BECOME EFFECTIVE 15 CALENDAR DAYS AFTER SUCH MAILING. NOTHING HEREIN WILL IN ANY WAY BE DEEMED TO LIMIT THE ABILITY OF ANY PARTY HERETO TO SERVE ANY SUCH LEGAL PROCESS, SUMMONS, NOTICES AND DOCUMENTS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW OR TO OBTAIN JURISDICTION OVER OR TO BRING ACTIONS, SUITS OR PROCEEDINGS AGAINST ANY OTHER PARTY HERETO IN SUCH OTHER JURISDICTIONS, AND IN SUCH MANNER, AS MAY BE PERMITTED BY ANY APPLICABLE LAW.

SECTION 12.9. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

SECTION 12.10. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Facsimile signatures or signatures received as a pdf attachment to electronic mail shall be treated as original signatures for all purposes of this Agreement.

SECTION 12.11. Entire Agreement. This Agreement, the Related Agreements and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

SECTION 12.12. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the

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transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

SECTION 12.13. Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, that monetary damages may not be adequate compensation for any loss incurred in connection therewith, and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of New York or any New York state court, in addition to any other remedy to which they are entitled at law or in equity, and the parties to this Agreement hereby waive any requirement for the posting of any bond or similar collateral in connection therewith. The parties hereby agree to waive in any action for specific performance of any such obligation (other than in connection with any action for temporary restraining order) the defense that a remedy at law would be adequate.

SECTION 12.14. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and will not affect in any way the meaning or interpretation of this Agreement.

SECTION 12.15. Construction. The parties have participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

SECTION 12.16. Binding Effect; Benefit; Assignment.

(a) The provisions of this Agreement shall be binding upon and, except as provided in Section 12.1, shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as provided in Section 12.1, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

(b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or either Merger Sub may transfer or assign its rights and obligations under this Agreement after the Effective Time to any Affiliate of Parent or such Merger Sub; provided, that no such assignment shall relieve Parent of any obligations under this Agreement. Any purported assignment without such prior written consents shall be void.

SECTION 12.17. Sellers’ Representative.

(a) By virtue of the adoption of this Agreement, the Sellers’ Representative is hereby authorized, directed and appointed to act as sole and exclusive agent, attorney-in-fact and representative of the Sellers, with full power of substitution with respect to all matters under this Agreement, including determining, giving and receiving notices and processes hereunder, executing and delivering, on behalf of the Sellers, any and all documents or certificates to be executed by the Sellers, in connection with this Agreement, the Related Agreements and the Transactions, granting any waiver, consent or approval on behalf of the Sellers under this Agreement, appointing one or more successor Sellers’ Representatives, contesting and settling any and all claims for indemnification pursuant to Section 12.1, resolving any other disputes hereunder, performing the duties expressly assigned to the Sellers’ Representative hereunder and to engage and employ agents and representatives and to incur such other expenses as the Sellers’ Representative shall reasonably deem necessary or prudent in connection with the foregoing. The Sellers’ Representative shall have the sole and exclusive right on behalf of any Sellers to take any action or provide any waiver, or receive any notice with respect to any claims for indemnification under Section 12.1 and to settle any claim or controversy arising with respect thereto. Any such

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actions taken, exercises of rights, power or authority, and any decision or determination made by the Sellers’ Representative consistent herewith, shall be absolutely and irrevocably binding on each Seller as if such Person personally had taken such action, exercised such rights, power or authority or made such decision or determination in such Person’s individual capacity, and no such Person shall have the right to object, dissent, protest or otherwise contest the same.

(b) The appointment of the Sellers’ Representative as the attorney-in-fact of each of the Sellers revokes any power of attorney heretofore granted that authorized any other person or persons to represent such Person with regard to this Agreement. The appointment of the Sellers’ Representative as attorney-in-fact pursuant hereto is coupled with an interest and is irrevocable. The obligations of each of the Sellers pursuant to this Agreement (i) will not be terminated by operation of law, death, mental or physical incapacity, liquidation, dissolution, bankruptcy, insolvency or similar event with respect to such Person or any proceeding in connection therewith, or in the case of a trust, by the death of any trustee or trustees or the termination of such trust, or any other event, and (ii) shall survive the delivery of an assignment by any such Person of the whole or any fraction of its interest in any payment due to it under this Agreement.

(c) The Sellers’ Representative hereby accepts the foregoing appointment and agrees to serve as Sellers’ Representative, subject to the provisions hereof, for the period of time from and after the date hereof without compensation except for the reimbursement from the Sellers in accordance with their respective Pro Rata Percentages, of fees and expenses incurred by Sellers’ Representative in its capacity as such.

(d) For all purposes of this Agreement, Parent, the Special Committee and the Parent Board shall be entitled to rely conclusively on the instructions and decisions of the Sellers’ Representative as to the settlement of any claims for indemnification by any Parent Indemnified Person pursuant to Section 12.1 or any other actions required or permitted to be taken by the Sellers’ Representative hereunder or in connection with the Merger and other matters contemplated hereby.

(e) The Sellers’ Representative shall not, in the absence of bad faith, willful misconduct or gross negligence, have any liability to the Sellers whatsoever with respect to its actions, decisions and determinations, and shall be entitled to assume that all actions, decisions and determinations are fully authorized by each and every one of the Sellers.

(f) The Sellers’ Representative shall be entitled to rely upon any Order, certification, demand, notice, instrument or other writing delivered to it hereunder without being required to determine the authenticity or the correctness of any fact stated therein or the propriety or validity of the service thereof. The Sellers’ Representative may act in reliance upon any instrument or signature believed by it to be genuine and may assume that the Person purporting to give receipt or advice or make any statement or execute any document in connection with the provisions hereof has been duly authorized to do so. The Sellers’ Representative may conclusively presume that the undersigned representative of any party hereto which is an entity other than a natural person has full power and authority to instruct the Sellers’ Representative on behalf of that party unless written notice to the contrary is delivered to the Sellers’ Representative.

(g) The Sellers’ Representative may act pursuant to the advice of counsel with respect to any matter relating to this Agreement and shall not be liable for any action taken or omitted by it in good faith in accordance with such advice.

(h) Parent hereby agrees that the Sellers’ Representative shall not, in its capacity as such, have any liability to Parent, Merger Subs or the Surviving Companies whatsoever with respect to its actions, decisions or determinations.

(i) The rights, powers and benefits of the Sellers’ Representative under this Agreement shall survive any termination of this Agreement.

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SECTION 12.18. No Third Party Beneficiaries. Except as provided in Section 8.10, Section 12.1, Section 12.19 or Section 12.20 (each of which provisions is intended to be for the benefit of the Persons referred to therein, and may be enforced by any such Person), the parties hereto hereby agree that their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties.

SECTION 12.19. Waiver of Conflicts. Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Sellers Counsel”) has acted as legal counsel to the Sellers and their respective Affiliates prior to the Closing in connection with the transactions contemplated by this Agreement. The parties recognize the community of interest that exists and will continue to exist until the Closing, and the parties agree and acknowledge that such community of interest should continue to be recognized after the Closing. Specifically, the parties agree that (a) neither the Parent nor any Oceanbulk Company shall seek to have any Sellers Counsel disqualified from representing Seller or its Affiliates (or any other equityholder of Seller) in any dispute (whether in contract or tort) that may arise between an Oceanbulk Company or its Affiliates formerly represented by Sellers Counsel, on the one hand, and Seller or its Affiliates (or any other equityholder of Seller), on the other hand, based upon, arising out of or related to this Agreement or any of the transactions contemplated by this Agreement in whole or in part and (b) in connection with any dispute that may arise between an Oceanbulk Company or its Affiliates formerly represented by Sellers Counsel, on the one hand, and Seller or its Affiliates (or any other equityholder of Seller), on the other hand, Seller and its Affiliates shall have the right to decide whether or not to waive any attorney-client privilege that may apply to any communications between an Oceanbulk Company or its Affiliates formerly represented by Sellers Counsel or Seller and its Affiliates, on the one hand, and any Sellers Counsel, on the other hand, that occurred on or prior to the Closing, provided that the foregoing shall not extend to any communication or file not involving the negotiation, documentation and consummation of the Transactions or the matters contemplated hereby. The covenants contained in this Section 12.19 are intended to be for the benefit of, and shall be enforceable by, Sellers Counsel and its legal representatives and shall not be deemed exclusive of any other rights to which Sellers Counsel is entitled, whether pursuant to law, contract or otherwise.

SECTION 12.20. Non-Recourse. Except as set forth in any Related Agreements (and then only with respect to the entities expressly named as parties therein and then only with respect to the specific obligations of such party set forth therein), (i) this Agreement may be enforced only against, and any Action based upon, arising out of, or related to this Agreement or the Transactions may be brought only against, the entities that are expressly named as parties and then only with respect to the specific obligations set forth herein with respect to such party and (ii) with respect to each party, no past, present or future director, officer, employee, incorporator, member, partner, shareholder, agent, attorney, advisor, lender or representative or Affiliate of such named party shall have any liability (whether in contract or tort, at law or in equity or otherwise, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of such named party or for any Action or claim based on, arising out of, or related to this Agreement or the Transactions. The provisions of this Section 12.20 are intended to be for the benefit of, and enforceable by the directors, officers, employees, incorporators, members, partners, stockholders, agents, attorneys, advisors, lenders and other representatives and Affiliates referenced in this Section 12.20 and each such Person shall be a third party beneficiary of this Section 12.20.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first above written.

STAR BULK CARRIERS CORP.

By:	/s/ Spyros Capralos
Name: Spyros Capralos
Title: Chief Executive Officer

STAR SYNERGY LLC

By:	/s/ Georgia Mastagaki
Name: Georgia Mastagaki
Title: Officer

STAR OMAS LLC

By:	/s/ Georgia Mastagaki
Name: Georgia Mastagaki
Title: Officer

OAKTREE OBC HOLDINGS LLC

By:	/s/ Rajath Shourie
Name: Rajath Shourie
Title: Authorized Signatory

By:	/s/ Jenny Box
Name: Jenny Box
Title: Authorized Signatory

MILLENNIA LIMITED LIABILITY COMPANY

By:	Oceanbulk Maritime S.A., its Manager

By:	/s/ Alicia Williams Romero
Name: Alicia Williams Romero
Title: President / Director

OAKTREE DRY BULK HOLDINGS LLC

By:	/s/ Rajath Shourie
Name: Rajath Shourie
Title: Authorized Signatory

By:	/s/ Jenny Box
Name: Jenny Box
Title: Authorized Signatory

MILLENNIA HOLDINGS LLC

By:	Oceanbulk Maritime S.A., its Manager

By:	/s/ Alicia Williams Romero
Name: Alicia Williams Romero
Title: President/Director

Exhibit A

Ownership Interests

Oceanbulk Holdco	Ownership
Oaktree OBC Holdings LLC	100% of membership interests owned by Oaktree Dry Bulk Holdings LLC

Millennia Limited Liability Company	100% of membership interests owned by Millennia Holdings LLC

Oaktree Seller (or Affiliate)	Record and Beneficial Ownership of Shares of Parent Common Stock

Certain affiliated entities of Oaktree Seller(1)	5,773,907

(1) VOF1 directly holds 3,501,907 shares of Parent Common Stock, and has the sole power to vote and dispose of such Parent Common Stock.

VOF GP, in its capacity as the general partner of VOF, has the ability to direct the management of VOF’s business, including the power to vote and dispose of securities held by VOF; therefore, VOF GP may be deemed to beneficially own VOF’s Subject Shares.

VOF GP Ltd., in its capacity as the general partner of VOF GP, has the ability to direct the management of VOF GP’s business, including the power to direct the decisions of VOF GP regarding the voting and disposition of securities held by VOF; therefore, VOF GP Ltd. may be deemed to have indirect beneficial ownership of VOF’s Subject Shares.

Fund IX directly holds 2,251,325 Common Shares and has the sole power to vote and dispose of such Common Shares.

GP LLC, in its capacity as the general partner of Fund IX, has the ability to direct the management of Fund IX’s business, including the power to direct the decisions of Fund IX regarding the voting and disposition of securities held by Fund IX; therefore, GP LLC may be deemed to have indirect beneficial ownership of Fund IX’s Subject Shares.

Parallel 2 directly holds 20,675 Common Shares and has the sole power to vote and dispose of such Common Shares.

IX GP, in its capacity as the general partner of Parallel 2, has the ability to direct the management of Parallel 2’s business, including the power to vote and dispose of securities held by Parallel 2; therefore IX GP may be deemed to beneficially own Parallel 2’s Subject Shares.

IX Ltd., in its capacity as the general partner of IX GP, has the ability to direct the management of IX GP’s business, including the power to direct the decision if IX GP regarding the voting and disposition of securities held by Parallel 2; therefore IX GP may be deemed to have indirect beneficial ownership of Parallel 2’s Subject Shares.

GP I, (i) in its capacity as the sole shareholder of each of VOF GP Ltd. and IX Ltd., has the ability to appoint and remove the directors and direct the management of the business of each of VOF GP Ltd. and IX Ltd, and (ii) in its capacity as the managing member of GP LLC, has the ability to direct the management of GP LLC’s business, including the power to direct the decisions of GP LLC regarding the voting and disposition of securities held by Fund IX; therefore, GP I may be deemed to have indirect beneficial ownership of the Subject Shares.

[1]	Defined terms used herein and not otherwise defined have the meanings ascribed to such terms in the Schedule 13D, as amended, filed by affiliates of the Oaktree Seller.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the voting and disposition of securities held by VOF, Fund IX and Parallel 2; therefore, Holdings I may be deemed to have indirect beneficial ownership of the Subject Shares.

Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the voting and disposition of securities held by VOF, Fund IX and Parallel 2; therefore, Holdings may be deemed to have indirect beneficial ownership of the Subject Shares.

Management, in its capacity as the sole director of each of VOF GP Ltd. and IX Ltd., has the ability to direct the management of VOF GP Ltd. and IX Ltd., including the power to direct the decisions of VOF GP Ltd. and IX Ltd. regarding the voting and dispositions of the securities held by VOF and Parallel 2, respectively; therefore, Management may be deemed to have indirect beneficial ownership of VOF’s and Parallel 2’s Subject Shares.

Holdings, Inc., in its capacity as the general partner of Management, has the ability to direct the management of Management’s business, including the power to direct the decisions of Management regarding the voting and disposition of securities held by VOF and Parallel 2; therefore, Holdings, Inc. may be deemed to have indirect beneficial ownership of VOF’s and Parallel 2’s Subject Shares.

OCG, in its capacity as the sole shareholder of Holdings, Inc., has the ability to appoint and remove directors of Holdings, Inc. and, as such, may indirectly control the decisions of Holdings, Inc. regarding the voting and disposition of securities held by VOF and Parallel 2. Additionally, OCG, in its capacity as the managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the voting and disposition of securities held by VOF, Fund IX and Parallel 2. Therefore, OCG may be deemed to have indirect beneficial ownership of the Subject Shares.

OCGH GP, in its capacity as the duly appointed manager of OCG, has the ability appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the voting and disposition of securities held by VOF, Fund IX and Parallel 2; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the Subject Shares.

Pappas Seller (or Affiliate)	Record and Beneficial Ownership of Shares of Parent Common Stock

Maria Milena Pappas	1,050,335
Alexandros Pappas	853,421
Dimitris Kondylis	107,149.26

Exhibit B

Parent Board Composition

Director	Director Class
1. Rajath Shourie	A
2. Emily Stephens	B
3. Renee Kemp	C
4. Petros Pappas	C

Exhibit C

Parent Board Composition

Director	Director Class
1. Spyros Capralos (Non-Executive Chairman)	C
2. Tom Søfteland	A
3. Roger Schmitz	B
4. Koert Erhardt	B
5. Additional member to be selected by the Special Committee after signing this Agreement but no later than the Parent Stockholders Meeting.	A

Exhibit D

Form of Oaktree Stockholders Agreement

See Annex B.

Exhibit E

Form of Registration Rights Agreement

See Annex E.

Exhibit F

Form of Pappas Stockholders Agreement

See Annex C.

Exhibit G-1

Parent Management

Executive	Title
Petros Pappas	Chief Executive Officer
Hamish Norton	President
Christos Begleris	Co-Chief Financial Officer
Simos Spyrou	Co-Chief Financial Officer
Nicos Rescos	Chief Operating Officer
Zenon Cleopas	Executive Vice President
Sophia Damigou	Co-General Counsel
Georgia Mastagaki	Co-General Counsel

Exhibit G-2

Oceanbulk Management Members

Executive	Title
Petros Pappas	Chief Executive Officer
Hamish Norton	President
Christos Begleris	Co-Chief Financial Officer
Nicos Rescos	Chief Operating Officer
Sophia Damigou	Co-General Counsel

Exhibit G-3

Oceanbulk Management Term Sheets

See attached.

Exhibit H

Core Vessel Distribution

Heron ABY Vessels

1.	ABYO Audrey
2.	One of the following Kamsarmax vessels: ABYO Gwyneth, ABYO Oprah or ABYO Angelina

Heron OBS Vessels

Two of the following Kamsarmax vessels: ABYO Gwyneth, ABYO Oprah or ABYO Angelina

Disagreement Process

During the fourteen (14)-day period following the delivery of a Notice of Disagreement, Parent and the Sellers’ Representative shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement. If at the end of such fourteen (14)-day period Parent and the Sellers’ Representative have not resolved in writing the matters specified in the Notice of Disagreement, Parent and the Sellers’ Representative shall submit to a mutually agreed independent accounting firm (the “Accounting Firm”) for arbitration, only matters that remain in dispute. Parent and the Sellers’ Representative shall use reasonable commercial efforts to cause the Accounting Firm to render a written decision resolving the matters submitted to the Accounting Firm within thirty (30) days of the receipt of such submission. The Accounting Firm shall act as an expert, not an arbitrator, and the scope of the disputes to be resolved by the Accounting Firm shall be limited to fixing mathematical errors and determining whether the items in dispute were determined in accordance with this Agreement and the Accounting Firm is not to make any other determination. The Accounting Firm’s decision shall be based solely on written submissions by Parent and the Sellers’ Representative and their respective representatives and not by independent review and shall be final and binding on all of the parties hereto. The Accounting Firm may not assign a value greater than the greatest value, or smaller than the smallest value, for such item claimed by either Parent or the Sellers’ Representative. Judgment may be entered upon the determination of the Accounting Firm in any court having jurisdiction over the party against which such determination is to be enforced. The fees and expenses of the Accounting Firm incurred pursuant to this Exhibit I shall be borne by the Sellers, pro rata based on their respective Pro Rata Percentages, on the one hand, and Parent, on the other hand, in proportion to the final allocation made by such Accounting Firm of the disputed items weighted in relation to the claims made by the Sellers, on the one hand, and Parent, on the other hand, such that the prevailing party pays the lesser proportion of such fees, costs and expenses. The Statement (as revised in accordance with this sentence) shall become final and binding upon the parties on the earlier of (A) the date Parent and the Sellers’ Representative resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement and (B) the date any disputed matters are finally resolved in writing by the Accounting Firm.

ANNEX B

EXECUTION COPY

SHAREHOLDERS AGREEMENT

by and among

STAR BULK CARRIERS CORP.

and

THE SHAREHOLDERS NAMED HEREIN

Dated as of [—], 2014

B-1

		Page

ARTICLE I

DEFINITIONS; INTERPRETATION

Section 1.1	Certain Definitions	1
Section 1.2	Terms Defined Elsewhere	5
Section 1.3	Interpretation	5

ARTICLE II

BOARD OF DIRECTORS

Section 2.1	General	6
Section 2.2	Board Size; Initial Composition	6
Section 2.3	Election of Certain Directors	7
Section 2.4	Right to Delegate; Committees	7
Section 2.5	Compliance and Removal	8
Section 2.6	Vacancies	8
Section 2.7	Expense Reimbursement	9

ARTICLE III

VOTING LIMITATIONS; CONSENT RIGHTS

Section 3.1	Proportional Voting	9
Section 3.2	Consent Rights	10

ARTICLE IV

OWNERSHIP, STANDSTILL AND TRANSFER RESTRICTIONS

Section 4.1	Acquisition of Securities	10
Section 4.2	Standstill	11
Section 4.3	Disposition of Securities	11
Section 4.4	Participation in a Change of Control Transaction	12
Section 4.5	Oaktree Affiliates	12
Section 4.6	Acknowledgment Regarding Certain Entities	12
Section 4.7	Adjustments	12

ARTICLE V

OTHER AGREEMENTS

Section 5.1	No Side Agreements	13
Section 5.2	Affiliate Transactions	13
Section 5.3	Subsequent Acquisitions	13
Section 5.4	No Aggregation with Pappas Investors	14

i

(Continued)

		Page

ARTICLE VI

GENERAL PROVISIONS

Section 6.1	Termination	14
Section 6.2	INTENTIONALLY DELETED	14
Section 6.3	Notices	14
Section 6.4	Counterparts	15
Section 6.5	Entire Agreement	15
Section 6.6	Binding Effect; No Third-Party Beneficiary	15
Section 6.7	Governing Law	15
Section 6.8	Assignment	16
Section 6.9	Submission to Jurisdiction; Service	16
Section 6.10	Severability	16
Section 6.11	Waiver and Amendment	16
Section 6.12	Waiver of Jury Trial	16
Section 6.13	Specific Performance	16
Section 6.14	Other Matters	17

SCHEDULES

Schedule I	Existing Oaktree Shareholders
Schedule II	New Oaktree Shareholders
Schedule III	Board Composition
Schedule IV	Existing Arrangements with Pappas Investors
Schedule V	Board Nominee Criteria

EXHIBITS

Exhibit A	Form of Joinder

ii

SHAREHOLDERS AGREEMENT

This SHAREHOLDERS AGREEMENT, dated as of [•], 2014 (this “Agreement”), by and among Star Bulk Carriers Corp., a Marshall Islands corporation (together with any successors thereof, the “Company”), the Existing Oaktree Shareholders listed on Schedule I attached hereto, the New Oaktree Shareholders listed on Schedule II attached hereto and any other Person joined hereto from time to time as an Oaktree Shareholder in accordance with the terms hereof. Capitalized terms used herein shall have the respective meanings set forth in Article I.

RECITALS

WHEREAS, pursuant to that certain Agreement and Plan of Merger, dated as of June 16, 2014 (the “Merger Agreement”), by and among the Company, Millennia Limited Liability Company, a Marshall Islands limited liability company (“Millennia”), Oaktree OBS Holdings LLC, a Marshall Islands limited liability company (“OBS Holdings”), Star Synergy LLC, a Marshall Islands limited liability company and a wholly-owned subsidiary of the Company (“Oaktree Holdco Merger Sub”), Star Omas LLC, a Marshall Islands limited liability company and a wholly-owned subsidiary of the Company (“Millennia Holdco Merger Sub”), and certain other parties named therein, on the date hereof, (a) Millennia merged with and into Millennia Holdco Merger Sub, with Millennia Holdco Merger Sub continuing as the surviving company, and (b) OBS Holdings merged with and into Oaktree Holdco Merger Sub, with Oaktree Holdco Merger Sub continuing as the surviving company (clauses (a) and (b), collectively, the “Merger”).

WHEREAS, as of the date hereof, after giving effect to the transactions contemplated by the Merger Agreement (including the Merger), each of the Existing Oaktree Shareholders and New Oaktree Shareholders will hold the number of Common Shares set forth opposite such Shareholder’s name on Schedule I and Schedule II, respectively.

WHEREAS, the parties wish to enter into this Agreement to reflect certain agreements with respect to the Company and the Common Shares.

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS; INTERPRETATION

Section 1.1 Certain Definitions. Unless the context otherwise requires, the following terms, when used in this Agreement, shall have the respective meanings given to them below (such meanings to be equally applicable to the singular and plural forms of the terms defined):

“Affiliate” means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where “control” for purposes of this definition means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor or otherwise.

“beneficial owner” means a “beneficial owner”, as such term is defined in Rule 13d-3 under the Exchange Act; “beneficially own”, “beneficial ownership” and related terms shall have the correlative meanings.

“Board” means the Board of Directors of the Company.

“Change of Control Transaction” means (a) any acquisition, in one or more related transactions, by any Person or Group, whether by transfer of Equity Securities, merger, consolidation, amalgamation, recapitalization or equity sale (including a sale of securities by the Company) or otherwise, which has the effect of the direct or indirect acquisition by such Person or Group of the Majority Voting Power in the Company; or (b) any acquisition by any Person or Group directly or indirectly, in one or more related transactions, of all or substantially all of the consolidated assets of the Company and its Subsidiaries (which may include, for the avoidance of doubt, the sale or issuance of Equity Securities of one or more Subsidiaries of the Company).

“Charter” means the Third Amended and Restated Articles of Incorporation of the Company, dated as of October 12, 2012, as the same may be amended and/or restated from time to time.

“Class A” means the class of Directors whose term will expire at the first annual meeting of the Shareholders following the date hereof.

“Class B” means the class of Directors whose term will expire at the second annual meeting of the Shareholders following the date hereof.

“Class C” means the class of Directors whose term will expire at the third annual meeting of the Shareholders following the date hereof.

“Common Shares” means the shares of common stock, par value $0.01 per share, of the Company, or any other capital stock of the Company or any other Person into which such stock is reclassified or reconstituted (whether by merger, consolidation or otherwise) (as adjusted for any stock splits, stock dividends, subdivisions, recapitalizations and the like).

“Contested Election” means an election of Directors to the Board where one or more members of the slate of nominees put forward by the Nominating and Corporate Governance Committee is being opposed by one or more competing nominees.

“Director” means any of the individuals elected or appointed to serve on the Board.

“Disinterested Director Approval” means, with respect to any transaction or conduct requiring such approval pursuant to this Agreement, the approval of a majority of the Disinterested Directors with respect to such transaction or conduct (and the quorum requirements set forth in the Charter or bylaws of the Company shall be reduced to exclude any Directors that are not Disinterested Directors for purposes of such approval).

“Disinterested Directors” means any Directors who (a) are not Oaktree Designees and (b) do not have any material business, financial or familial relationship with a party (other than the Company or its Subsidiaries) to the transaction or conduct that is the subject of the approval being sought. Notwithstanding the foregoing, Petros Pappas shall not constitute an Oaktree Designee (other than solely for purposes of Section 2.3, including Section 2.3(a)(i), Section 4.2 and Section 4.3), and the agreements and relationships set forth on Schedule IV shall not disqualify Petros Pappas or other Pappas Investors from constituting a Disinterested Director for purposes of this Agreement (except to the extent (x) the applicable conduct or transaction being approved relates to the container or tanker joint ventures referenced therein and (y) Petros Pappas or such other Pappas Investor continues to have a business or financial interest therein).

“Equity Securities” means, with respect to any entity, all forms of equity securities in such entity or any successor of such entity (however designated, whether voting or non-voting), all securities convertible into or exchangeable or exercisable for such equity securities, and all warrants, options or other rights to purchase or acquire from such entity or any successor of such entity, such equity securities, or securities convertible into or exchangeable or exercisable for such equity securities, including, with respect to the Company, the Common Shares and Preferred Shares.

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“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Matter” includes each of the following:

(a)	any vote of the Shareholders in connection with a Change of Control Transaction with an Unaffiliated Buyer; provided, however, that if the Oaktree Shareholders or their Affiliates are voting in support of such Change of Control Transaction, then such vote shall constitute an Excluded Matter only if such Change of Control Transaction has received the Disinterested Director Approval; and

(b)	any vote of the Shareholders in connection with (i) an amendment of the Charter or bylaws of the Company or (ii) the dissolution of the Company; provided, however, that if the Oaktree Shareholders or their Affiliates are voting in support of such matter in either case, then such vote shall constitute an Excluded Matter only if such matter has received the Disinterested Director Approval.

“Existing Oaktree Shareholders” means the Persons listed on Schedule I attached hereto, and the term “Existing Oaktree Shareholder” means any such Person.

“Governmental Authority” means any federal, national, state, foreign, provincial, local or other government or any governmental, regulatory, administrative or self-regulatory authority (including NASDAQ), agency, bureau, board, commission, court, judicial or arbitral body, department, political subdivision, tribunal or other instrumentality thereof.

“Group” has the meaning set forth in Section 13(d)(3) of the Exchange Act.

“Law” means any statute or law (including common law), constitution, code, ordinance, rule, treaty or regulation and any Order.

“Majority Voting Power” means, with respect to any Person, either (a) the power to elect or direct the election of a majority of the board of directors or other similar body of such Person or (b) direct or indirect beneficial ownership of Equity Securities representing more than 39% of the Voting Securities of such Person.

“NASDAQ” means The Nasdaq Stock Market, Inc. or other stock exchange or securities market on which the Common Shares are at any time listed or quoted.

“New Oaktree Shareholders” means the Persons listed on Schedule II attached hereto, and the term “New Oaktree Shareholder” means any such Person.

“Oaktree Shareholders” means, collectively, the Existing Oaktree Shareholders, the New Oaktree Shareholders and any Affiliates of such Persons that become Oaktree Shareholders pursuant to a transfer or other acquisition of Equity Securities of the Company in accordance with the terms of this Agreement, and the term “Oaktree Shareholder” means any such Person.

“Order” means any award, injunction, judgment, decree, order, ruling, assessment, writ or verdict, promulgated or entered by or with any Governmental Authority of competent jurisdiction.

“Other Large Holder” means, with respect to any matter in which the Shareholders are entitled to vote or consent, any Person or Group that is not an Oaktree Shareholder, an Affiliate of an Oaktree Shareholder or a Group that includes any of the foregoing; provided, however, that if the Oaktree Shareholders, on the one hand, and the Pappas Investors, on the other hand, are entitled to vote on or consent to such matter and a majority of the Voting Securities held by the Pappas Investors are voting on or consenting to such matter in the same manner as a majority of the Voting Securities held by the Oaktree Shareholders (i.e., both portions of Voting Securities are

3

“for” or both portions of Voting Securities are “against”), then an “Other Large Holder” shall mean any Person or Group that is not an Oaktree Shareholder, a Pappas Investor, an Affiliate of either of the foregoing or a Group that includes any of the foregoing.

“Other Large Holder Effective Voting Percentage” means, with respect to an Other Large Holder as of the record date for the determination of Shareholders entitled to vote or consent to any matter, the ratio (expressed as a percentage) of (a) the sum of (i) the number of Voting Securities of the Company beneficially owned by such Other Large Holder as of such record date, plus (ii) the product of (x) the excess (if any) of the number of Voting Securities of the Company beneficially owned in the aggregate by the Oaktree Shareholders and their Affiliates as of such record date, over the number of Voting Securities of the Company that is equal to the product of the total number of Voting Securities of the Company outstanding as of such record date, multiplied by the Voting Cap Percentage applicable with respect to such matter, multiplied by (y) a percentage equal to (I) the number of Voting Securities of the Company beneficially owned by such Other Large Holder as of such record date, divided by (II) the number of Voting Securities of the Company beneficially owned by all Shareholders (other than the Oaktree Shareholders and their Affiliates) as of such record date and with respect to which a vote was cast or consent given (for or against) in respect of such matter, divided by (b) the total number of Voting Securities of the Company outstanding as of such record date.

“Person” means an association, a corporation, an individual, a partnership, a limited liability company, a trust or any other entity or organization, including a Governmental Authority.

“Preferred Shares” means the shares of preferred stock, par value $0.01 per share, of the Company, or any other capital stock of the Company or any other Person into which such stock is reclassified or reconstituted (whether by merger, consolidation or otherwise) (as adjusted for any stock splits, stock dividends, subdivisions, recapitalizations and the like).

“SEC” means the United States Securities and Exchange Commission or any successor agency.

“Securities Act” means the Securities Act of 1933.

“Shareholders” means the holders of Voting Securities of the Company, and the term “Shareholder” means any such Person.

“Subsidiary” means, with respect to any specified Person, (a) any corporation or company more than 50% of whose voting or capital stock is, as of the time in question, directly or indirectly owned by such Person and (b) any partnership, joint venture, association, or other entity in which such Person, directly or indirectly, owns more than 50% of the equity or economic interest thereof or has the power to elect or direct the election of more than 50% of the members of the governing body of such entity.

“Unaffiliated Buyer” means any Person other than (a) an Oaktree Shareholder, (b) an Affiliate of an Oaktree Shareholder, (c) any Person or Group in which an Oaktree Shareholder and/or any of its Affiliates has, at the applicable time of determination, Equity Securities of at least $100 million (whether or not such Person or Group is deemed to be an Affiliate of an Oaktree Shareholder) (provided that this clause (c) shall not be applicable for purposes of Section 4.2 hereof) and (d) a Group that includes any of the foregoing.

“Voting Cap” means, as of any date of determination, the number of Voting Securities of the Company equal to the product of (a) the total number of outstanding Voting Securities of the Company as of such date multiplied by (b) the Voting Cap Percentage as of such date.

“Voting Cap Maximum” means, as of any date of determination, a percentage equal to the Other Large Holder Effective Voting Percentage as of such date multiplied by 110%; provided, that if the Voting Cap

4

Percentage obtained by applying such Voting Cap Maximum would exceed 39%, then the Voting Cap Maximum shall equal the greater of (a) the sum of the Other Large Holder Effective Voting Percentage as of such date plus 1% and (b) 39%.

“Voting Cap Percentage” means 33%; provided, however, that if as of the record date for the determination of Shareholders entitled to vote or consent to any matter, an Other Large Holder beneficially owns greater than 15% of the outstanding Voting Securities of the Company (the “Voting Cap Threshold”), then, subject to the next proviso, for every 1% of outstanding Voting Securities of the Company beneficially owned by such Other Large Holder in excess of the Voting Cap Threshold, the Voting Cap Percentage shall be increased by 2%; provided further, however, that the Voting Cap Percentage shall not exceed a percentage equal to the Voting Cap Maximum as of such record date. For the avoidance of doubt, if multiple Other Large Holders beneficially own more than 15% of the outstanding Voting Securities of the Company, the Voting Cap Percentage shall be adjusted in relation to that Other Large Holder having the greatest beneficial ownership of Voting Securities of the Company.

“Voting Securities” means, with respect to any entity as of any date, all forms of Equity Securities in such entity or any successor of such entity with voting rights as of such date, other than any such Equity Securities held in treasury by such entity or any successor or Subsidiary thereof, including, with respect to the Company, Common Shares and Preferred Shares (in each case to the extent (a) entitled to voting rights and (b) issued and outstanding and not held in treasury by the Company or owned by Subsidiaries of the Company).

Section 1.2 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Term	Section
Agreement	Preamble
Audit Committee	2.4
Buyout Transaction	4.2(b)
Company	Preamble
Compensation Committee	2.4
Merger	Recitals
Merger Agreement	Recitals
Millennia	Recitals
Millennia Holdco Merger Sub	Recitals
Nominating and Corporate Governance Committee	2.4
Oaktree Designee	2.3
Oaktree Holdco Merger Sub	Recitals
OBS Holdings	Recitals
Pappas Investors	5.4
Pappas Shareholders Agreement	5.2(b)
Specified Activity	5.2(b)

Section 1.3 Interpretation. Unless otherwise expressly provided, for the purposes of this Agreement, the following rules of interpretation shall apply:

(a) The article and section headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation hereof.

(b) When a reference is made in this Agreement to an Article or a Section, paragraph, Exhibit or Schedule, such reference shall be to an Article or a Section, paragraph, Exhibit or Schedule hereof unless otherwise clearly indicated to the contrary.

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(c) Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(d) The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.

(e) The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(f) The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(g) A reference to “$,” “U.S. dollars” or “dollars” shall mean the legal tender of the United States of America.

(h) A reference to any period of days shall be deemed to be to the relevant number of calendar days, unless otherwise specified.

(i) The parties have participated jointly in the negotiation and drafting of this Agreement (including the Schedules and Exhibits hereto). In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions hereof.

(j) Unless otherwise expressly provided herein, any agreement, instrument, statute or Law defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, statute or Law as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes or Laws) by succession of comparable successor statutes or Laws and references to all attachments thereto and instruments incorporated therein.

ARTICLE II

BOARD OF DIRECTORS

Section 2.1 General. From and after the execution and delivery of this Agreement, each Oaktree Shareholder shall (and shall cause its Affiliates to) vote its Voting Securities at any meeting of Shareholders or in any written consent executed in lieu of such a meeting of Shareholders, in either case upon any matter submitted to a vote of the Shareholders in such a manner as to implement the terms of this Agreement.

Section 2.2 Board Size; Initial Composition. On and after the date hereof, the Board shall consist of nine Directors. Effective as of the date hereof, the Company and the Board (including any committee thereof) have taken, or caused to be taken, the following actions:

(a) increase the size of the Board from six Directors to nine Directors; and

(b) appoint each individual set forth on Schedule III attached hereto under the heading “Board of Directors — Oaktree Designees” to serve as a Class A Director, Class B Director or Class C Director, as applicable, until such Director’s successor is elected and qualified or until such Director’s death, resignation or removal.

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Section 2.3 Election of Certain Directors. The rights of the Oaktree Shareholders to nominate Directors (each such nominee, including the individuals set forth on Schedule III hereto under the heading “Board of Directors — Oaktree Designees” that are appointed on the date hereof, an “Oaktree Designee”) at each meeting of the Shareholders at which Directors are elected after the date hereof shall be as follows:

(a) For so long as the Oaktree Shareholders and their Affiliates in the aggregate beneficially own 40% or more of the outstanding Voting Securities of the Company, the Oaktree Shareholders shall be entitled to nominate four (but in no event more than four) Directors. Furthermore, during any period in which the Oaktree Shareholders are entitled to nominate four Directors pursuant to this Section 2.3(a): (i) if Mr. Petros Pappas is then serving as Chief Executive Officer and as a Director of the Company, the Oaktree Shareholders shall be entitled to nominate only three Directors and Mr. Petros Pappas shall automatically be deemed to be the fourth Oaktree Designee for the purposes of this Section 2.3; and (ii) at least one of the Oaktree Designees shall not be a citizen or resident of the United States solely to the extent that (x) at least one of the Directors (other than the Oaktree Designees) is a United States citizen or resident and (y) as a result of the foregoing clause (x), the Company would not qualify as a “foreign private issuer” under Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act if such Oaktree Designee is a citizen or resident of the United States.

(b) For so long as the Oaktree Shareholders and their Affiliates in the aggregate beneficially own 25% or more, but less than 40%, of the outstanding Voting Securities of the Company, the Oaktree Shareholders shall be entitled to nominate three Directors.

(c) For so long as the Oaktree Shareholders and their Affiliates in the aggregate beneficially own 15% or more, but less than 25%, of the outstanding Voting Securities of the Company, the Oaktree Shareholders shall be entitled to nominate two Directors.

(d) For so long as the Oaktree Shareholders and their Affiliates in the aggregate beneficially own 5% or more, but less than 15%, of the outstanding Voting Securities of the Company, the Oaktree Shareholders shall be entitled to nominate one Director.

For so long as the Oaktree Shareholders are entitled to nominate at least one Director, each of the Company and the Nominating and Corporate Governance Committee shall (A) include the Oaktree Designees nominated pursuant to this Section 2.3 as nominees to the Board on each slate of nominees for election of the Board proposed by the Company, with the remaining nominees in such slate selected by the Nominating and Corporate Governance Committee, (B) recommend the election of such nominees to the Shareholders and (C) without limiting the foregoing, use a level of efforts to cause such Oaktree Designees to be elected to the Board that is consistent with the level of efforts it is using to cause the remaining nominees in such slate to be elected to the Board.

Section 2.4 Right to Delegate; Committees. The Company shall establish and maintain committees of the Board including an audit committee (the “Audit Committee”), a compensation committee (the “Compensation Committee”) and a nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”), as well as such other Board committees as the Board deems appropriate from time to time or as may be required by applicable Law or applicable NASDAQ rules. The committees shall have such duties and responsibilities as are customary for such committees, subject to the provisions of this Agreement and shall be composed as follows:

(a) The Audit Committee shall consist of at least three Directors, with the number of members determined by the Board; provided, however, that for so long as the Oaktree Shareholders and their Affiliates in the aggregate beneficially own 15% or more of the outstanding Voting Securities of the Company, (i) the Audit Committee shall consist of three Directors and (ii) the Oaktree Shareholders shall be entitled to include one Oaktree Designee on the Audit Committee to the extent such Oaktree Designee satisfies the qualifications for audit committee members required by applicable Laws and applicable NASDAQ rules.

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(b) The Compensation Committee shall consist of at least three Directors, with the number of members determined by the Board; provided, however, that for so long as the Oaktree Shareholders and their Affiliates in the aggregate beneficially own 15% or more of the outstanding Voting Securities of the Company, (i) the Compensation Committee shall consist of three Directors and (ii) the Oaktree Shareholders shall be entitled to include one Oaktree Designee on the Compensation Committee to the extent such Oaktree Designee satisfies the qualifications for compensation committee members required by applicable Law and applicable NASDAQ rules.

(c) The Nominating and Corporate Governance Committee shall consist of at least three Directors, with the number of members determined by the Board; provided, however, that for so long as the Oaktree Shareholders and their Affiliates in the aggregate beneficially own 15% or more of the outstanding Voting Securities of the Company, (i) the Nominating and Corporate Governance Committee shall consist of three Directors and (ii) the Oaktree Shareholders shall be entitled to include one Oaktree Designee on the Nominating and Corporate Governance Committee to the extent such Oaktree Designee satisfies the qualifications for nominating and corporate governance committee members required by applicable Law and applicable NASDAQ rules.

(d) The Board shall appoint individual(s) selected by the Nominating and Corporate Governance Committee to fill the positions on the committees of the Board that are not required to be filled by Oaktree Designees.

(e) Notwithstanding the foregoing, the Board shall, only to the extent necessary to comply with applicable Law and applicable NASDAQ rules, modify the composition of any such committee to the extent required to comply with such applicable Law and applicable NASDAQ rules. If any vacant Director position on any committee of the Board results from the Oaktree Shareholders no longer being entitled to nominate Directors, then such vacant position shall be filled by the Board in accordance with the last sentence of Section 2.6.

(f) Each Oaktree Designee shall meet the reasonable and customary criteria required of nominees to the Board by the Nominating and Corporate Governance Committee, a description of which is set forth on Schedule V hereto; provided, however, that the independence, citizenship and residency requirements of the Oaktree Designees shall be limited to the requirements (if any) expressly set forth in Section 2.3.

Section 2.5 Compliance and Removal. Directors shall serve until their resignation or removal or until their successors are nominated and appointed or elected; provided, that if the number of Directors that the Oaktree Shareholders are entitled to nominate pursuant to Section 2.3 is reduced by one or more Directors, then the Oaktree Shareholders shall, within 5 business days, cause such number of Oaktree Designees then serving on the Board to resign from the Board as is necessary so that the remaining number of Oaktree Designees then serving on the Board is less than or equal to the number of Directors that the Oaktree Shareholders are then entitled to nominate; provided, further, that such resignation shall not be required if a majority of the Directors then in office (other than the Oaktree Designees) provides written notification to the Oaktree Shareholders within such 5 business day period that such resignation shall not be required. The qualifications of each Person selected as an Oaktree Designee shall satisfy any qualifications required by applicable Law, NASDAQ rules or other regulations; provided, that the independence, citizenship and residency requirements of the Oaktree Designees shall be limited to the requirements (if any) expressly set forth in Section 2.3. The Oaktree Shareholders shall cause any Oaktree Designee then serving as a Director to resign from the Board, or from service on any committee of the Board, if at any time the qualifications of such Director shall fail to satisfy any qualifications required by applicable Law, NASDAQ rules or other regulations for service on the Board or such committee, respectively, and such vacancy shall be filled by the Board in accordance with Section 2.6.

Section 2.6 Vacancies. If any Oaktree Designee serving as a Director dies or is unwilling or unable to serve as such or is otherwise removed or resigns from office, then the Oaktree Shareholders shall be entitled to

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nominate a successor to such Director (to the extent the number of Oaktree Designees is less than the number of Oaktree Designees they are entitled to appoint to the Board pursuant to Section 2.3 hereof). The Company shall take all actions necessary in order to ensure that such successor is appointed or elected to the Board as promptly as practicable. If the Oaktree Shareholders are not entitled to participate in the nomination of any vacant Director position(s), the Company and the Board shall fill such vacant Director position(s) with an individual(s) selected by the Nominating and Corporate Governance Committee.

Section 2.7 Expense Reimbursement. The Company shall reimburse each Director for all reasonably necessary costs and expenses (including travel expenses) incurred in connection with such Director’s attendance and participation at meetings of the Board, or any committee thereof, in accordance with the Company’s policies.

ARTICLE III

VOTING LIMITATIONS; CONSENT RIGHTS

Section 3.1 Proportional Voting.

(a) From and after the date hereof and through and including the date of termination of this Agreement in accordance with Section 6.1, except as set forth in Section 3.1(b) and except with respect to any Excluded Matter, at any meeting of the Shareholders, the Oaktree Shareholders shall (and shall cause their Affiliates to) vote, or cause to be voted, or exercise their rights to consent (or cause their rights to consent to be exercised) with respect to, all Voting Securities of the Company beneficially owned by them (and which are entitled to vote on such matter) in excess of the Voting Cap as of the record date for the determination of Shareholders entitled to vote or consent to such matter, with respect to each matter on which Shareholders are entitled to vote or consent, in the same proportion (for or against) as the Voting Securities of the Company that are beneficially owned by Shareholders (other than an Oaktree Shareholder, any of its Affiliates or any Group which includes any of the foregoing) are voted or consents are given with respect to each such matter. For the avoidance of doubt, except as set forth in Section 3.1(b), the Oaktree Shareholders and their Affiliates shall retain the right to vote in their sole discretion (i) on any matter, the Voting Securities of the Company beneficially owned by them (and which are entitled to vote on such matter) up to the Voting Cap and (ii) on any Excluded Matter, all Voting Securities of the Company beneficially owned by them (and which are entitled to vote on such matter).

(b) In any election of Directors to the Board, except with respect to a Contested Election, the Oaktree Shareholders shall (and shall cause their Affiliates to) vote, or cause to be voted, or exercise their rights to consent (or cause their rights to consent to be exercised) with respect to, all Voting Securities of the Company beneficially owned by them (and which are entitled to vote on such matter) in favor of the slate of nominees approved by the Nominating and Corporate Governance Committee. In the case of a Contested Election, the Oaktree Shareholders shall (and shall cause their Affiliates to) vote, or cause to be voted, or exercise their rights to consent (or cause their rights to consent to be exercised) with respect to, all Voting Securities beneficially owned by them in excess of the Voting Cap in the same proportion (for or against) as all other Voting Securities of the Company that are beneficially owned by Shareholders (other than an Oaktree Shareholder, any of its Affiliates or any Group which includes any of the foregoing) are voted or consents are given with respect to such Contested Election. For the avoidance of doubt, in the case of a Contested Election, the Oaktree Shareholders and their Affiliates (i) shall retain the right to vote in their sole discretion any of the Voting Securities beneficially owned by them up to the Voting Cap in respect of all or a portion of any slate of nominees and (ii) shall be subject to the restrictions set forth in Section 4.2 to the extent applicable with respect to the Person or Group pursuing or participating in such Contested Election.

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Section 3.2 Consent Rights.

(a) For so long as the Oaktree Shareholders and their Affiliates in the aggregate beneficially own at least 33% of the outstanding Voting Securities of the Company, without the prior written consent of the Oaktree Shareholders, the Company and the Board shall not, directly or indirectly (whether by merger, consolidation or otherwise), (i) issue Preferred Shares or any other class or series of Equity Interests of the Company that ranks senior to the Common Shares as to dividend distributions and/or distributions upon the liquidation, winding up or dissolution of the Company or any other circumstances, (ii) issue Equity Securities to a Person or Group if, after giving effect to such transaction and any related transaction, such issuance would result in such Person or Group beneficially owning more than 20% of the outstanding Equity Securities of the Company, (iii) issue any Equity Securities of any Subsidiary of the Company (other than to the Company or a wholly-owned Subsidiary of the Company), or (iv) terminate the Chief Executive Officer or any other officer of the Company set forth on Schedule 3.2 at any time during the 18 months following the date hereof, except if such termination is for Cause (as defined in the Company’s 2014 Equity Incentive Plan); provided, however, that, in the case of clause (ii), the Company and the Board shall have the right, without the consent of the Oaktree Shareholders, to issue Equity Securities as consideration for a merger or other business combination transaction.

(b) During the 18 months following the date hereof (and so long as the Oaktree Shareholders and their Affiliates in the aggregate beneficially own at least 33% of the Voting Securities of the Company during such period), the affirmative approval of at least seven Directors shall be required to appoint any replacement Chief Executive Officer of the Company.

ARTICLE IV

OWNERSHIP, STANDSTILL AND TRANSFER RESTRICTIONS

Section 4.1 Acquisition of Securities.

(a) Except as set forth in Section 4.1(b), for so long as the Oaktree Shareholders and their Affiliates in the aggregate beneficially own at least 10% of the outstanding Voting Securities of the Company, the Oaktree Shareholders and their Affiliates shall not, directly or indirectly, acquire (i) the beneficial ownership of any additional Voting Securities of the Company, (ii) the beneficial ownership of any other Equity Securities of the Company that derive their value from any Voting Securities of the Company or (iii) any rights, options or other derivative securities or contracts or instruments to acquire such beneficial ownership that derive their value from such Voting Securities or other Equity Securities, in each case of clauses (i), (ii) and (iii), if, immediately after giving effect to any such acquisition, the Oaktree Shareholders and their Affiliates would beneficially own in the aggregate more than [            ]%1 of the outstanding Voting Securities of the Company assuming, in the case of any acquisitions by the Oaktree Shareholders or their Affiliates contemplated by clauses (ii) or (iii), the conversion of such acquired securities, contracts or instruments into Voting Securities (to the extent convertible into Voting Securities).

(b) Notwithstanding the foregoing, the restrictions set forth in Section 4.1(a) shall not apply to: (i) pro rata participation in primary offerings of Equity Securities of the Company based on the number of outstanding Voting Securities held or (ii) acquisitions of Equity Securities of the Company that have received Disinterested Director Approval.

[1]	Percentage to be completed prior to closing and equal the sum of (A) the Oaktree Shareholders’ ownership percentage of the Voting Securities of the Company immediately following the Closing plus (B) 2.5%.

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Section 4.2 Standstill.

(a) For so long as the Oaktree Shareholders and their Affiliates in the aggregate beneficially own at least 10% of the Voting Securities of the Company, unless specifically invited in writing by the Board (with Disinterested Director Approval), neither the Oaktree Shareholders nor any of their Affiliates shall in any manner, directly or indirectly, (i) enter into or agree, offer or propose or publicly announce an intention to or participate in or assist any other Person or Group to enter into any tender or exchange offer, merger, acquisition transaction or other business combination or any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction involving the Company or any of its Subsidiaries or all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, (ii) make, or in any way participate in, directly or indirectly, any “solicitation” of “proxies,” “consents” or “authorizations” (as such terms are used in the proxy rules of the SEC promulgated under the Exchange Act) to vote, or seek to influence any Person other than the Oaktree Shareholders with respect to the voting of, any Voting Securities of the Company or any of its Subsidiaries (other than with respect to the nomination of the Oaktree Designees and any other nominees proposed by the Nominating and Corporate Governance Committee), (iii) otherwise act, alone or in concert with third parties, to seek to control or influence the management, Board or policies of the Company or any of its Subsidiaries (other than with respect to the nomination of the Oaktree Designees and any other nominees proposed by the Nominating and Corporate Governance Committee), or (iv) enter into any negotiations, arrangements or understandings with any third party with respect to any of the foregoing activities; provided, however, that this Section 4.2(a) shall not prohibit or restrict (A) any action taken by an Oaktree Designee as Director in such capacity, (B) the exercise by any Oaktree Shareholder of its rights and obligations expressly provided for in this Agreement, including its voting rights with regard to its Voting Securities of the Company or (C) the matters set forth on Schedule IV hereof.

(b) Notwithstanding anything in Section 4.2(a) to the contrary, if (i) the Company publicly announces its intent to pursue a tender offer, merger, sale of all or substantially all of the Company’s assets or any similar transaction, which in each such case would result in a Change of Control Transaction, or any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction involving the Company and its Subsidiaries, taken as a whole (a “Buyout Transaction”), the Oaktree Shareholders shall be permitted to privately make an offer or proposal to the Board and such offer or proposal shall not be a violation of Section 4.2(a) and (ii) if the Board approves, recommends or accepts a Buyout Transaction with an Unaffiliated Buyer, the restrictions set forth in Section 4.2(a) shall cease to apply until such Buyout Transaction is terminated or abandoned and shall become applicable again upon any such termination or abandonment (unless the Board determines otherwise with Disinterested Director Approval); provided, that, (x) in the case of this clause (ii), following the termination or abandonment of such Buyout Transaction, Section 4.2(a) shall not be deemed to have been breached in connection with any action taken by the Oaktree Shareholders or their Affiliates during the time that Section 4.2(a) became inapplicable pursuant to this Section 4.2(b), provided that such action is discontinued upon the receipt by the Oaktree Shareholders or such Affiliates of a written notice from a majority of the Directors entitled to provide the Disinterested Director Approval of the termination or abandonment of the applicable Buyout Transaction (unless the Board determines otherwise with Disinterested Director Approval), and (y) notwithstanding anything to the contrary in this Agreement, nothing in Section 4.2 of this Agreement shall limit the provisions of Section 5.2 (with respect to the approval and consummation of any transaction described in clause (i) of Section 4.2(a) or otherwise).

Section 4.3 Disposition of Securities. For so long as the Oaktree Shareholders and their Affiliates in the aggregate beneficially own at least 10% of the Voting Securities of the Company, the Oaktree Shareholders and their Affiliates shall not sell any of their Common Shares to a Person or Group that, after giving effect to such transaction, would hold more than 20% of the outstanding Equity Securities of the Company. Notwithstanding the foregoing, the Oaktree Shareholders and their Affiliates may sell their Common Shares to any Person or Group pursuant to:

(a) sales that have received Disinterested Director Approval;

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(b) a tender offer or exchange offer, by an Unaffiliated Buyer, that is made to all Shareholders, so long as such offer would not result in a Change of Control Transaction, unless the consummation of such Change of Control Transaction has received Disinterested Director Approval, which approval shall be deemed to have been given to any offer which a majority of the Directors entitled to provide the Disinterested Director Approval do not reject within ten business days following commencement of such offer or within ten business days after any material increase in the consideration being offered thereunder;

(c) transfers to an Affiliate of the Oaktree Shareholders that is an investment fund or managed account (or any wholly-owned investment vehicle of one or more such Affiliates, other than portfolio companies) in accordance with Section 4.5; and

(d) sales in the open market (including sales conducted by a third-party underwriter, initial purchaser or broker-dealer) in which the Oaktree Shareholder or their Affiliates do not know (and would not in the exercise of reasonable commercial efforts be able to determine) the identity of the purchaser.

Section 4.4 Participation in a Change of Control Transaction. For so long as the Oaktree Shareholders and their Affiliates in the aggregate beneficially own at least 10% of the Voting Securities of the Company, neither the Oaktree Shareholders nor any of their Affiliates shall sell or otherwise dispose of any of their Common Shares in any Change of Control Transaction unless the other Shareholders are entitled to receive the same consideration per Common Share (with respect to the form of consideration and price), and at substantially the same time (subject to delivery of letters of transmittal or other documents or instruments by such Shareholders in connection with such Change of Control Transaction), as the Oaktree Shareholders or their Affiliates with respect to their Common Shares in such transaction.

Section 4.5 Oaktree Affiliates. If an Oaktree Shareholder transfers any Equity Securities of the Company to an Affiliate of such Oaktree Shareholder, as a condition to such transfer, such Affiliate shall execute and deliver to the Company a joinder to this Agreement substantially in the form of Exhibit A attached hereto. Any Affiliate of an Oaktree Shareholder who acquires Equity Securities of the Company from the Company or a Shareholder other than an existing Oaktree Shareholder shall, reasonably promptly, execute and deliver to the Company a joinder to this Agreement substantially in the form of Exhibit A attached hereto.

Section 4.6 Acknowledgment Regarding Certain Entities. Notwithstanding anything to the contrary in Article III or this Article IV, the parties hereto agree and acknowledge that (a) the Oaktree Shareholders and their Affiliates make investments in portfolio companies in the ordinary course of their business and, as a result of such investments, such portfolio companies may be deemed to be an Affiliate of such Oaktree Shareholder or otherwise associated with such Oaktree Shareholder, and (b) the terms of Article III and this Article IV and the definitions related thereto shall not apply to any such portfolio companies for so long as and to the extent such portfolio companies are not controlled, directly or indirectly, by Oaktree Capital Management, L.P. (or its successor), except with respect to any action by such portfolio company that is taken at the express request or direction of, or in coordination with, an Oaktree Shareholder or its affiliated investment funds. For purposes of this Section 4.6, “controlled” or “controls” means, with respect to any Person, possessing the Majority Voting Power (with 50% being substituted for the reference to 39% in the definition thereof for the purposes of this Section 4.6) with respect to such Person. The Oaktree Shareholders represent and warrant to the Company that, as of the date hereof, Oaktree Capital Management, L.P. directly or indirectly controls each of the Oaktree Shareholders.

Section 4.7 Adjustments.

(a) If, at any time after the date hereof, the Company issues any Voting Securities that are entitled to more or less than one vote per share, then the definition of “Voting Cap,” the definition of “Voting Cap Percentage” and the other provisions of this Agreement measured by the number or percentage of Voting Securities shall be equitably adjusted by the parties to reflect such issuance.

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(b) If, at any time after the date hereof, any change in the Equity Securities of the Company shall occur as a result of, among other things, any reclassification, recapitalization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution, the provisions of this Agreement shall be equitably adjusted by the parties to reflect such change.

ARTICLE V

OTHER AGREEMENTS

Section 5.1 No Side Agreements. The Company and the Oaktree Shareholders (and their respective Affiliates) shall not enter, directly or indirectly, into any agreement with any of the Shareholders or any of the Shareholders’ respective Affiliates or grant any proxy or power of attorney or become party to any voting trust or other agreement, relating to the Equity Securities of the Company or its Subsidiaries or to the governance of the Company or any of its Subsidiaries, which is inconsistent with or conflicts with the provisions of this Agreement.

Section 5.2 Affiliate Transactions.

(a) For so long as the Oaktree Shareholders are entitled to nominate at least one Director, all transactions involving the Oaktree Shareholders or their Affiliates, on the one hand, and the Company or its Subsidiaries, on the other hand, shall require Disinterested Director Approval; provided, that Disinterested Director Approval shall not be required for (i) pro rata participation in primary offerings of Equity Securities of the Company based on number of outstanding Voting Securities held, (ii) arms-length ordinary course business transactions of not more than $5 million in the aggregate per year with portfolio companies of the Oaktree Shareholders or investment funds or accounts affiliated with the Oaktree Shareholders or (iii) the transactions expressly required or expressly permitted under (A) the Registration Rights Agreement, of even date herewith, among the Company and the shareholders of the Company party thereto, (B) Sections 2.7 or 4.1(b)(i) of this Agreement or (C) Section 8.3 of the Merger Agreement.

(b) The Company waives (on behalf of itself and its Subsidiaries) the application of the doctrine of corporate opportunity, or any other analogous doctrine, with respect to the Company and its Subsidiaries, to the Oaktree Designees, to any of the Oaktree Shareholders or to any of the respective Affiliates of the Oaktree Designees or any of the Oaktree Shareholders. None of the Oaktree Designees, any Oaktree Shareholder or any of their respective Affiliates shall have any obligation to refrain from (i) engaging in the same or similar activities or lines of business as the Company or any of its Subsidiaries or developing or marketing any products or services that compete, directly or indirectly, with those of the Company or any of its Subsidiaries, (ii) investing or owning any interest publicly or privately in, or developing a business relationship with, any Person engaged in the same or similar activities or lines of business as, or otherwise in competition with, the Company or any of its Subsidiaries or (iii) doing business with any client or customer of the Company or any of its Subsidiaries (each of the activities referred to in clauses (i), (ii) and (iii), a “Specified Activity”). The Company (on behalf of itself and its Subsidiaries) renounces any interest or expectancy in, or in being offered an opportunity to participate in, any Specified Activity that may be presented to or become known to any Oaktree Shareholder or any of its Affiliates. Notwithstanding the foregoing, if and to the extent that from time to time after the date hereof Mr. Petros Pappas may be considered an Affiliate of any Oaktree Shareholder, the provisions of this Section 5.2(b) shall not apply to Mr. Petros Pappas, and any provisions governing corporate opportunities set forth in that certain Shareholders Agreement, dated as of the date hereof, by and among the Company and the Pappas Investors party thereto (the “Pappas Shareholders Agreement”) with respect to Mr. Petros Pappas and/or any employment or services agreement between the Company and Mr. Petros Pappas shall control.

Section 5.3 Subsequent Acquisitions. Each of the Oaktree Shareholders agrees that any other Equity Securities of the Company which it or any of its Affiliates hereafter acquires by means of a share split, share

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dividend, distribution, conversion, exercise of options or warrants, or otherwise shall be subject to the provisions of this Agreement to the same extent as if held on the date hereof.

Section 5.4 No Aggregation with Pappas Investors. The Company acknowledges that (a) the Oaktree Shareholders may from time to time make investments or enter into business arrangements with Mr. Petros Pappas, his immediate family, the members of Millennia immediately prior to the Millennia Merger or their respective Affiliates (collectively, the “Pappas Investors”), and may from time to time enter into discussions with the Pappas Investors regarding the Company and have entered into certain agreements with respect to the Equity Securities of the Company as set forth on Schedule IV hereof and (b) as a condition to the issuance of Equity Securities of the Company to certain Pappas Investors as of the date hereof, such Pappas Investors have entered into a separate agreement with the Company regarding certain agreements with respect to the Company and its Equity Securities. Notwithstanding anything to the contrary in this Agreement, for the purposes of this Agreement, the Company acknowledges and agrees that the agreements and relationships described on Schedule IV hereof between the Oaktree Shareholders or their Affiliates, on the one hand, and the Pappas Investors, on the other hand, shall not cause (i) any Oaktree Shareholder to be deemed to be an Affiliate of, or constitute a Group or beneficially own any Equity Securities of the Company beneficially owned by, the Pappas Investors, or (ii) the Equity Securities of the Company held by the Pappas Investors to be deemed to be subject to the provisions of this Agreement.

ARTICLE VI

GENERAL PROVISIONS

Section 6.1 Termination. This Agreement shall terminate upon the earlier of (a) a liquidation, winding-up or dissolution of the Company and (b) such time as the Oaktree Shareholders and their Affiliates in the aggregate beneficially own less than 5% of the outstanding Voting Securities of the Company. Except as expressly provided herein, any Oaktree Shareholder shall cease to be a party hereto and this Agreement shall terminate with respect to such party at the time such party no longer beneficially owns any Equity Securities of the Company. No termination of this Agreement (or any provision hereof) shall (a) relieve any party of any obligation or liability for damages resulting from such party’s breach of this Agreement (or any provision hereof) prior to its termination or the termination of this Agreement with respect to such party or (b) terminate any provision hereof that, by its terms, survives such termination.

Section 6.2 [INTENTIONALLY DELETED]

Section 6.3 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile or email (receipt confirmed), sent by a nationally recognized overnight courier (providing proof of delivery), or mailed in the United States by certified or registered mail, postage prepaid, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to the Company:

Star Bulk Carriers Corp.

c/o Star Bulk Management Inc.

40 Agiou Konstantinou Street,

15124 Maroussi,

Athens, Greece

Attention: Georgia Mastagaki

Facsimile: +30 (210) 617-8378

Email: gmastagaki@starbulk.com

14

with a copy (which shall not constitute notice hereunder) to:

Seward & Kissel LLP

One Battery Park Plaza

New York, NY 10004

Attention: Derick Betts

                 Robert Lustrin

Facsimile: (212) 480-8421

Email: betts@sewkis.com

            lustrin@sewkis.com

If to an Oaktree Shareholder, to the address set forth opposite such Shareholder’s name on Schedule I or Schedule II hereto,

with a copy (which shall not constitute notice hereunder) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Attention: Kenneth M. Schneider

                 Neil Goldman

Facsimile: (212) 757-3900

Email: kschneider@paulweiss.com

            ngoldman@paulweiss.com

Section 6.4 Counterparts. This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original, and all of which together will be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. For purposes of this Agreement, facsimile signatures or signatures by other electronic form of transfer shall be deemed originals.

Section 6.5 Entire Agreement. This Agreement (including the exhibits and schedules hereto) contains all of the terms, conditions and representations and warranties agreed to by the parties relating to the subject matter of this Agreement and supersedes all prior or contemporaneous agreements (including that certain Purchase Agreement, dated as of May 1, 2013, by and between the Company and the Persons set forth on Schedule I thereto), negotiations, correspondence, undertakings, understandings, representations and warranties, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement. No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the parties to this Agreement.

Section 6.6 Binding Effect; No Third-Party Beneficiary. This Agreement shall inure to the benefit of and be binding upon each of the parties hereto. Nothing in this Agreement, express or implied, is intended or shall be construed to confer upon, or give to, any Person other than the parties hereto any remedy or claim under or by reason of this Agreement or any terms or conditions hereof, and all of the terms, conditions, promises and agreements contained in this Agreement shall be for the sole and exclusive benefit of the parties hereto.

Section 6.7 Governing Law. This Agreement and any claim, controversy or dispute arising under or related thereto, the relationship of the parties, and/or the interpretation and enforcement of the rights and duties of the parties, whether arising in Law or in equity, in contract, tort or otherwise, shall be governed by, and construed and interpreted in accordance with, the Laws of the State of New York, except to the extent that the Laws of the Marshall Islands are mandatorily applicable to the provisions set forth herein relating to the governance of the Company, without regard to its rules regarding conflicts of Law to the extent that the application of the Laws of another jurisdiction would be required thereby.

15

Section 6.8 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except with respect to transfers by Oaktree Shareholders to Affiliates in accordance with Section 4.5, neither the Company, on the one hand, nor the Oaktree Shareholders, on the other hand may, directly or indirectly, assign any of their rights or delegate any of their obligations under this Agreement without the prior written consent of the other party. Any purported direct or indirect assignment in violation of this Section 6.8 shall be void and of no force or effect.

Section 6.9 Submission to Jurisdiction; Service. Each party (a) irrevocably and unconditionally submits to the personal jurisdiction of the federal courts of the federal courts of the United States of America located in the City and County of New York or the courts of the State of New York located in the City and County of New York, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that any actions or proceedings arising in connection with this Agreement or the transactions contemplated by this Agreement shall be brought, tried and determined only in such courts, (d) waives any claim of improper venue or any claim that those courts are an inconvenient forum and (e) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the aforesaid courts. The parties to this Agreement agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 6.3 or in such other manner as may be permitted by applicable Law, shall be valid and sufficient service thereof.

Section 6.10 Severability. If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of Law or public policy by a court of competent jurisdiction, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, insofar as the foregoing can be accomplished without materially affecting the economic benefits anticipated by the parties to this Agreement. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law.

Section 6.11 Waiver and Amendment. No amendment or waiver of any provision of this Agreement shall be effective unless the same shall be in writing and signed (a) in the case of an amendment, by the Company and the Oaktree Shareholders; and (b) in the case of waiver, by the party against whom the waiver is to operate. No failure on the part of a party hereto to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right.

Section 6.12 Waiver of Jury Trial. Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action directly or indirectly arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party to this Agreement certifies and acknowledges that (a) no other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a legal action, (b) such party has considered and understands the implications of this waiver, (c) such party makes this waiver voluntarily and (d) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 6.12.

Section 6.13 Specific Performance. The parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the federal courts of the United States of America located in the City and County of New York or the courts of the State of New York located in the City and County of New York, this being in addition to any other remedy at Law or in equity, and the parties to this Agreement hereby waive any requirement for the posting of any bond or similar collateral in connection therewith. The parties agree that they shall not object to the granting of injunctive or other equitable relief on the basis that there exists adequate remedy at Law.

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Section 6.14 Other Matters. Notwithstanding anything to the contrary contained in this Agreement or otherwise, there shall be no recovery pursuant to this Agreement by any party for any punitive, exemplary, consequential, incidental, treble, special, or other similar damages (other than those actually paid in connection with a third party claim) in any claim or proceeding by one party against another arising out of or relating to a breach or alleged breach of any representation, warranty, covenant, or agreement under this Agreement by the other party.

[Signature Pages Follow]

17

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement or caused this Agreement to be executed on its behalf as of the date first written above.

THE COMPANY:

STAR BULK CARRIERS CORP.

By:
Name:
Title:

EXISTING OAKTREE SHAREHOLDERS:

OAKTREE VALUE OPPORTUNITIES FUND, L.P.

By:	Oaktree Value Opportunities Fund GP, L.P.
Its:	General Partner

By:	Oaktree Value Opportunities Fund GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:
Name:
Title:

By:
Name:
Title:

[Signature Page to Shareholders Agreement]

OAKTREE OPPORTUNITIES FUND IX DELAWARE, L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:
Name:
Title:

By:
Name:
Title:

OAKTREE OPPORTUNITIES FUND IX (PARALLEL 2), L.P.

By:	Oaktree Opportunities Fund IX GP, L.P.
Its:	General Partner

By:	Oaktree Opportunities Fund IX GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:
Name:
Title:

By:
Name:
Title:

[Signature Page to Shareholders Agreement]

NEW OAKTREE SHAREHOLDERS:

OAKTREE DRY BULK HOLDINGS LLC

By:
Name:
Title:

By:
Name:
Title:

[Signature Page to Shareholders Agreement]

EXHIBIT A

FORM OF JOINDER TO SHAREHOLDERS AGREEMENT

THIS JOINDER (this “Joinder”) to the Shareholders Agreement, dated as of [—], 2014 (as amended or restated from time to time, the “Agreement”), by and among Star Bulk Carriers Corp., a Marshall Islands corporation (the “Company”), and the Oaktree Shareholders (as defined therein), is made and entered into as of              by and between the Company and                      (“Joining Shareholder”). Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Agreement.

WHEREAS, on the date hereof, Joining Shareholder has [acquired / been issued]              [Common / Preferred] Shares [from             ] and the Company requires Joining Shareholder, as an Affiliate of an Oaktree Shareholder and a holder of such shares, to become a party to the Agreement, and Joining Shareholder agrees to do so in accordance with the terms hereof.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Joinder hereby agree as follows:

1. Agreement to be Bound. Joining Shareholder hereby (i) acknowledges that it has received and reviewed a complete copy of the Agreement and (ii) agrees that upon execution of this Joinder, it shall become a party to the Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Agreement as though an original party thereto and shall be deemed, and is hereby admitted as, an “Oaktree Shareholder” for all purposes thereof and entitled to all the rights incidental thereto.

2. Notice. For purposes of providing notice pursuant to the Agreement, the address of Joining Shareholder is as follows:

[Name]

[Address]

[Facsimile Number]

3. Governing Law. This Agreement and the rights of the parties hereunder shall be governed by, and construed and interpreted in accordance with, the Laws of the State of New York without regard to its rules regarding conflicts of Law to the extent that the application of the Laws of another jurisdiction would be required thereby.

4. Counterparts. This Joinder may be executed in one or more counterparts, each of which when executed shall be deemed to be an original, and all of which together will be considered one and the same Joinder and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party or parties. For purposes of this Joinder, facsimile signatures or signatures by other electronic form of transfer shall be deemed originals, and the parties agree to exchange original signatures as promptly as possible.

IN WITNESS WHEREOF, the parties hereto have executed this Joinder as of             .

STAR BULK CARRIERS CORP.

By:
Name:
Title:

[HOLDER]

By:
Name:
Title:

ANNEX C

EXECUTION COPY

SHAREHOLDERS AGREEMENT

by and among

STAR BULK CARRIERS CORP.

and

THE SHAREHOLDERS NAMED HEREIN

Dated as of [—], 2014

C-1

		Page

	ARTICLE I

	DEFINITIONS; INTERPRETATION

Section 1.1	Certain Definitions	1
Section 1.2	Terms Defined Elsewhere	4
Section 1.3	Interpretation	4

	ARTICLE II

	VOTING LIMITATIONS

Section 2.1	General	5
Section 2.2	Proportional Voting	5
Section 2.3	Director Elections	5

	ARTICLE III

	STANDSTILL

Section 3.1	Standstill	6
Section 3.2	Participation in a Change of Control Transaction	6
Section 3.3	Adjustments	7
Section 3.4	Pappas Affiliates	7

	ARTICLE IV

	OTHER AGREEMENTS

Section 4.1	No Side Agreements	7
Section 4.2	Subsequent Acquisitions	7
Section 4.3	No Aggregation with Oaktree Shareholders	7
Section 4.4	Affiliate Transactions	8

	ARTICLE V

	GENERAL PROVISIONS

Section 5.1	Termination	8
Section 5.2	Notices	8
Section 5.3	Counterparts	9
Section 5.4	Entire Agreement	9
Section 5.5	Binding Effect; No Third-Party Beneficiary	10
Section 5.6	Governing Law	10
Section 5.7	Assignment	10

i

	(Continued)
		Page

Section 5.8	Submission to Jurisdiction; Service	10
Section 5.9	Severability	10
Section 5.10	Waiver and Amendment	10
Section 5.11	Waiver of Jury Trial	10
Section 5.12	Specific Performance	11
Section 5.13	Other Matters	11

SCHEDULES

Schedule I	Pappas Shareholders
Schedule II	Existing Arrangements with Oaktree Shareholders
Schedule III	Certain Directorships

EXHIBITS

Exhibit A	Form of Joinder

ii

SHAREHOLDERS AGREEMENT

This SHAREHOLDERS AGREEMENT, dated as of [•], 2014 (this “Agreement”), by and among Star Bulk Carriers Corp., a Marshall Islands corporation (together with any successors thereof, the “Company”), the Pappas Shareholders listed on Schedule I attached hereto and any other Person joined hereto from time to time as a Pappas Shareholder in accordance with the terms hereof. Capitalized terms used herein shall have the respective meanings set forth in Article I.

RECITALS

WHEREAS, pursuant to that certain Agreement and Plan of Merger, dated as of June 16, 2014 (the “Merger Agreement”), by and among the Company, Millennia Limited Liability Company, a Marshall Islands limited liability company (“Millennia”), Oaktree OBS Holdings LLC, a Marshall Islands limited liability company (“OBS Holdings”), Star Synergy LLC, a Marshall Islands limited liability company and a wholly-owned subsidiary of the Company (“Oaktree Holdco Merger Sub”), Star Omas LLC, a Marshall Islands limited liability company and a wholly-owned subsidiary of the Company (“Millennia Holdco Merger Sub”), and certain other parties named therein, on the date hereof, (a) Millennia merged with and into Millennia Holdco Merger Sub, with Millennia Holdco Merger Sub continuing as the surviving company, and (b) OBS Holdings merged with and into Oaktree Holdco Merger Sub, with Oaktree Holdco Merger Sub continuing as the surviving company (clauses (a) and (b), collectively, the “Merger”).

WHEREAS, as of the date hereof, after giving effect to the transactions contemplated by the Merger Agreement (including the Merger), each of the Pappas Shareholders will hold the number of Common Shares set forth opposite such Shareholder’s name on Schedule I.

WHEREAS, the parties wish to enter into this Agreement to reflect certain agreements with respect to the Company and the Common Shares.

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS; INTERPRETATION

Section 1.1 Certain Definitions. Unless the context otherwise requires, the following terms, when used in this Agreement, shall have the respective meanings given to them below (such meanings to be equally applicable to the singular and plural forms of the terms defined):

“Affiliate” means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor or otherwise.

“beneficial owner” means a “beneficial owner”, as such term is defined in Rule 13d-3 under the Exchange Act; “beneficially own”, “beneficial ownership” and related terms shall have the correlative meanings.

“Board” means the Board of Directors of the Company.

“Change of Control Transaction” means (a) any acquisition, in one or more related transactions, by any Person or Group, whether by transfer of Equity Securities, merger, consolidation, amalgamation, recapitalization or equity sale (including a sale of securities by the Company) or otherwise, which has the effect of the direct or indirect acquisition by such Person or Group of the Majority Voting Power in the Company; or (b) any acquisition by any Person or Group directly or indirectly, in one or more related transactions, of all or substantially all of the consolidated assets of the Company and its Subsidiaries (which may include, for the avoidance of doubt, the sale or issuance of Equity Securities of one or more Subsidiaries of the Company).

“Charter” means the Third Amended and Restated Articles of Incorporation of the Company, dated as of October 12, 2012, as the same may be amended and/or restated from time to time.

“Common Shares” means the shares of common stock, par value $0.01 per share, of the Company, or any other capital stock of the Company or any other Person into which such stock is reclassified or reconstituted (whether by merger, consolidation or otherwise) (as adjusted for any stock splits, stock dividends, subdivisions, recapitalizations and the like).

“Contested Election” means an election of Directors to the Board where one or more members of the slate of nominees put forward by the Nominating and Corporate Governance Committee is being opposed by one or more competing nominees.

“Director” means any of the individuals elected or appointed to serve on the Board.

“Disinterested Director Approval” means, with respect to any transaction or conduct requiring such approval pursuant to this Agreement, the approval of a majority of the Disinterested Directors with respect to such transaction or conduct (and the quorum requirements set forth in the Charter or bylaws of the Company shall be reduced to exclude any Directors that are not Disinterested Directors for purposes of such approval).

“Disinterested Directors” means any Directors who (a) are not Petros Pappas, any other Pappas Shareholder or any Affiliate of any Pappas Shareholder and (b) do not have any material business, financial or familial relationship with a party (other than the Company or its Subsidiaries) to the transaction or conduct that is the subject of the approval being sought. Notwithstanding the foregoing, the agreements and relationships set forth on Schedule II shall not disqualify any Oaktree Designee from constituting a Disinterested Director for purposes of this Agreement (except if any such Oaktree Designee is Mr. Petros Pappas, any Pappas Shareholder or any Affiliate thereof). Notwithstanding anything to the contrary in the foregoing, any Oaktree Designee shall be disqualified from constituting a Disinterested Director for purposes of Section 3.1.

“Equity Securities” means, with respect to any entity, all forms of equity securities in such entity or any successor of such entity (however designated, whether voting or non-voting), all securities convertible into or exchangeable or exercisable for such equity securities, and all warrants, options or other rights to purchase or acquire from such entity or any successor of such entity, such equity securities, or securities convertible into or exchangeable or exercisable for such equity securities, including, with respect to the Company, the Common Shares and Preferred Shares.

“Exchange Act” means the Securities Exchange Act of 1934.

“Governmental Authority” means any federal, national, state, foreign, provincial, local or other government or any governmental, regulatory, administrative or self-regulatory authority (including NASDAQ), agency, bureau, board, commission, court, judicial or arbitral body, department, political subdivision, tribunal or other instrumentality thereof.

“Group” has the meaning set forth in Section 13(d)(3) of the Exchange Act.

2

“Law” means any statute or law (including common law), constitution, code, ordinance, rule, treaty or regulation and any Order.

“Majority Voting Power” means, with respect to any Person, either (a) the power to elect or direct the election of a majority of the board of directors or other similar body of such Person or (b) direct or indirect beneficial ownership of Equity Securities representing more than 39% of the Voting Securities of such Person.

“NASDAQ” means The Nasdaq Stock Market, Inc. or other stock exchange or securities market on which the Common Shares are at any time listed or quoted.

“Oaktree Designees” has the meaning ascribed thereto in the Oaktree Shareholders Agreement.

“Oaktree Shareholders” has the meaning ascribed thereto in the Oaktree Shareholders Agreement.

“Oaktree Shareholders Agreement” has the meaning set forth in Section 4.3 hereof.

“Order” means any award, injunction, judgment, decree, order, ruling, assessment, writ or verdict, promulgated or entered by or with any Governmental Authority of competent jurisdiction.

“Person” means an association, a corporation, an individual, a partnership, a limited liability company, a trust or any other entity or organization, including a Governmental Authority.

“Preferred Shares” means the shares of preferred stock, par value $0.01 per share, of the Company, or any other capital stock of the Company or any other Person into which such stock is reclassified or reconstituted (whether by merger, consolidation or otherwise) (as adjusted for any stock splits, stock dividends, subdivisions, recapitalizations and the like).

“SEC” means the United States Securities and Exchange Commission or any successor agency.

“Securities Act” means the Securities Act of 1933.

“Shareholders” means the holders of Voting Securities of the Company, and the term “Shareholder” means any such Person.

“Subsidiary” means, with respect to any specified Person, (a) any corporation or company more than 50% of whose voting or capital stock is, as of the time in question, directly or indirectly owned by such Person and (b) any partnership, joint venture, association, or other entity in which such Person, directly or indirectly, owns more than 50% of the equity or economic interest thereof or has the power to elect or direct the election of more than 50% of the members of the governing body of such entity.

“Voting Cap” means, as of any date of determination, the number of Voting Securities of the Company equal to the product of (a) the total number of outstanding Voting Securities of the Company as of such date multiplied by (b) 14.9%.

“Voting Securities” means, with respect to any entity as of any date, all forms of Equity Securities in such entity or any successor of such entity with voting rights as of such date, other than any such Equity Securities held in treasury by such entity or any successor or Subsidiary thereof, including, with respect to the Company, Common Shares and Preferred Shares (in each case to the extent (a) entitled to voting rights and (b) issued and outstanding and not held in treasury by the Company or owned by Subsidiaries of the Company).

3

Section 1.2 Terms Defined Elsewhere . The following terms are defined elsewhere in this Agreement, as indicated below:

Term	Section
Agreement	Preamble
Buyout Transaction	3.1(b)
Company	Preamble
Merger	Recitals
Merger Agreement	Recitals
Millennia	Recitals
Millennia Holdco Merger Sub	Recitals
Oaktree	4.3
Oaktree Holdco Merger Sub	Recitals
Oaktree Shareholders Agreement	4.3
OBS Holdings	Recitals
Opportunity	4.5(a)

Section 1.3 Interpretation. Unless otherwise expressly provided, for the purposes of this Agreement, the following rules of interpretation shall apply:

(a) The article and section headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation hereof.

(b) When a reference is made in this Agreement to an Article or a Section, paragraph, Exhibit or Schedule, such reference shall be to an Article or a Section, paragraph, Exhibit or Schedule hereof unless otherwise clearly indicated to the contrary.

(c) Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(d) The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.

(e) The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(f) The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(g) A reference to “$,” “U.S. dollars” or “dollars” shall mean the legal tender of the United States of America.

(h) A reference to any period of days shall be deemed to be to the relevant number of calendar days, unless otherwise specified.

(i) The parties have participated jointly in the negotiation and drafting of this Agreement (including the Schedules and Exhibits hereto). In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions hereof.

4

(j) Unless otherwise expressly provided herein, any agreement, instrument, statute or Law defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, statute or Law as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes or Laws) by succession of comparable successor statutes or Laws and references to all attachments thereto and instruments incorporated therein.

ARTICLE II

VOTING LIMITATIONS

Section 2.1 General. From and after the execution and delivery of this Agreement, each Pappas Shareholder shall (and shall cause its Affiliates to) vote its Voting Securities at any meeting of Shareholders or in any written consent executed in lieu of such a meeting of Shareholders, in either case upon any matter submitted to a vote of the Shareholders in such a manner as to implement the terms of this Agreement.

Section 2.2 Proportional Voting.

(a) At any meeting of the Shareholders, except as set forth in Section 2.3, the Pappas Shareholders shall (and shall cause their Affiliates to) vote, or cause to be voted, or exercise their rights to consent (or cause their rights to consent to be exercised) with respect to, all Voting Securities of the Company beneficially owned by them (and which are entitled to vote on such matter) in excess of the Voting Cap as of the record date for the determination of Shareholders entitled to vote or consent to such matter, with respect to each matter on which Shareholders are entitled to vote or consent, in the same proportion (for or against) as the Voting Securities of the Company that are beneficially owned by Shareholders (other than a Pappas Shareholder, any of its Affiliates or any Group which includes any of the foregoing) are voted or consents are given with respect to each such matter. For the avoidance of doubt, except as set forth in Section 2.3, the Pappas Shareholders and their Affiliates shall retain the right to vote in their sole discretion the Voting Securities of the Company beneficially owned by them (and which are entitled to vote on such matter) up to the Voting Cap.

Section 2.3 Director Elections.

(a) In any election of Directors to the Board, except as set forth in Section 2.3(b), the Pappas Shareholders shall (and shall cause their Affiliates to) vote, or cause to be voted, or exercise their rights to consent (or cause their rights to consent to be exercised) with respect to, all Voting Securities of the Company beneficially owned by them (and which are entitled to vote on such matter) in favor of the slate of nominees approved by the Nominating and Corporate Governance Committee (as defined in the Oaktree Shareholders Agreement).

(b) At any time following the date that is six months following the later of (i) the date on which Petros Pappas ceases to be the Chief Executive Officer of the Company or (ii) the date on which Petros Pappas ceases to be a Director, in the case of a Contested Election, the Pappas Shareholders shall (and shall cause their Affiliates to) vote, or cause to be voted, or exercise their rights to consent (or cause their rights to consent to be exercised) with respect to, all Voting Securities beneficially owned by them in excess of the Voting Cap in the same proportion (for or against) as all other Voting Securities of the Company that are beneficially owned by Shareholders (other than a Pappas Shareholder, any of its Affiliates or any Group which includes any of the foregoing) are voted or consents are given with respect to such Contested Election. For the avoidance of doubt, at any time following the date that is six months following the later of (i) the date on which Petros Pappas ceases to be the Chief Executive Officer of the Company or (ii) the date on which Petros Pappas ceases to be a Director, in the case of a Contested Election, the Pappas Shareholders and their Affiliates (i) shall retain the right to vote in

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their sole discretion any of the Voting Securities beneficially owned by them up to the Voting Cap in respect of all or a portion of any slate of nominees and (ii) shall be subject to the restrictions set forth in Section 3.1 to the extent applicable with respect to the Person or Group pursuing or participating in such Contested Election.

ARTICLE III

STANDSTILL

Section 3.1 Standstill.

(a) From and after the date hereof and through and including the date of termination of this Agreement in accordance with Section 5.1, unless specifically invited in writing by the Board (with Disinterested Director Approval), neither the Pappas Shareholders nor any of their Affiliates shall in any manner, directly or indirectly, (i) enter into or agree, offer or propose or publicly announce an intention to or participate in or assist any other Person or Group to enter into any tender or exchange offer, merger, acquisition transaction or other business combination or any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction involving the Company or any of its Subsidiaries or all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, (ii) make, or in any way participate in, directly or indirectly, any “solicitation” of “proxies,” “consents” or “authorizations” (as such terms are used in the proxy rules of the SEC promulgated under the Exchange Act) to vote, or seek to influence any Person other than the Pappas Shareholders with respect to the voting of, any Voting Securities of the Company or any of its Subsidiaries (other than with respect to the nomination of any nominees proposed by the Nominating and Corporate Governance Committee), (iii) otherwise act, alone or in concert with third parties, to seek to control or influence the management, Board or policies of the Company or any of its Subsidiaries (other than with respect to the nomination of any nominees proposed by the Nominating and Corporate Governance Committee), or (iv) enter into any negotiations, arrangements or understandings with any third party with respect to any of the foregoing activities; provided, however, that this Section 3.1(a) shall not prohibit or restrict (A) any action taken by Petros Pappas in his capacity as Director or Chief Executive Officer of the Company, (B) the exercise by any Pappas Shareholder of its rights and obligations expressly provided for in this Agreement, including its voting rights with regard to its Voting Securities of the Company or (C) the matters contemplated by Schedule II.

(b) Notwithstanding anything in Section 3.1(a) to the contrary, if (i) the Company publicly announces its intent to pursue a tender offer, merger, sale of all or substantially all of the Company’s assets or any similar transaction, which in each such case would result in a Change of Control Transaction, or any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction involving the Company and its Subsidiaries, taken as a whole (a “Buyout Transaction”), the Pappas Shareholders shall be permitted to privately make an offer or proposal to the Board and such offer or proposal shall not be a violation of Section 3.1(a) and (ii) if the Board approves, recommends or accepts a Buyout Transaction, the restrictions set forth in Section 3.1(a) shall cease to apply until such Buyout Transaction is terminated or abandoned and shall become applicable again upon any such termination or abandonment (unless the Board determines otherwise with Disinterested Director Approval); provided, that, in the case of this clause (ii), following the termination or abandonment of such Buyout Transaction, Section 3.1(a) shall not be deemed to have been breached in connection with any action taken by the Pappas Shareholders or their Affiliates during the time that Section 3.1(a) became inapplicable pursuant to this Section 3.1(b), provided that such action is discontinued upon the receipt by the Pappas Shareholders or such Affiliates of a written notice from a majority of the Directors entitled to provide the Disinterested Director Approval of the termination or abandonment of the applicable Buyout Transaction (unless the Board determines otherwise with Disinterested Director Approval).

Section 3.2 Participation in a Change of Control Transaction. Neither the Pappas Shareholders nor any of their Affiliates shall sell or otherwise dispose of any of their Common Shares in any Change of Control Transaction unless the other Shareholders are entitled to receive the same consideration per Common Share (with

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respect to the form of consideration and price), and at substantially the same time (subject to delivery of letters of transmittal or other documents or instruments by such Shareholders in connection with such Change of Control Transaction), as the Pappas Shareholders or their Affiliates with respect to their Common Shares in such transaction.

Section 3.3 Adjustments.

(a) If, at any time after the date hereof, the Company issues any Voting Securities that are entitled to more or less than one vote per share, then the definition of “Voting Cap” and the other provisions of this Agreement measured by the number or percentage of Voting Securities shall be equitably adjusted by the parties to reflect such issuance.

(b) If, at any time after the date hereof, any change in the Equity Securities of the Company shall occur as a result of, among other things, any reclassification, recapitalization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution, the provisions of this Agreement shall be equitably adjusted by the parties to reflect such change.

Section 3.4 Pappas Affiliates. Section 3.5. If a Pappas Shareholder transfers any Equity Securities of the Company to an Affiliate of such Pappas Shareholder, as a condition to such transfer, such Affiliate shall execute and deliver to the Company a joinder to this Agreement substantially in the form of Exhibit A attached hereto. Any Affiliate of a Pappas Shareholder who acquires Equity Securities of the Company from the Company or a Shareholder other than an existing Pappas Shareholder shall, reasonably promptly, execute and deliver to the Company a joinder to this Agreement substantially in the form of Exhibit A attached hereto.

ARTICLE IV

OTHER AGREEMENTS

Section 4.1 No Side Agreements. The Company and the Pappas Shareholders (and their respective Affiliates) shall not enter, directly or indirectly, into any agreement with any of the Shareholders or any of the Shareholders’ respective Affiliates or grant any proxy or power of attorney or become party to any voting trust or other agreement, relating to the Equity Securities of the Company or its Subsidiaries or to the governance of the Company or any of its Subsidiaries, which is inconsistent with or conflicts with the provisions of this Agreement.

Section 4.2 Subsequent Acquisitions. Each of the Pappas Shareholders agrees that any other Equity Securities of the Company which it or any of its Affiliates hereafter acquires by means of a share split, share dividend, distribution, conversion, exercise of options or warrants (including any incentive awards or other compensatory grants), or otherwise shall be subject to the provisions of this Agreement to the same extent as if held on the date hereof.

Section 4.3 No Aggregation with Oaktree Shareholders. The Company acknowledges that (a) the Pappas Shareholders may from time to time make investments or enter into business arrangements with the Oaktree Shareholders or their Affiliates, and may from time to time enter into discussions with the Oaktree Shareholders or their Affiliates regarding the Company and have entered into certain agreements with respect to the Equity Securities of the Company as set forth on Schedule II hereof and (b) as a condition to the issuance of Equity Securities of the Company to certain Oaktree Shareholders as of the date hereof, such Oaktree Shareholders have entered into a separate agreement with the Company regarding certain agreements with respect to the Company and its Equity Securities (the “Oaktree Shareholders Agreement”). Notwithstanding anything to the contrary in this Agreement, for the purposes of this Agreement, the Company acknowledges and agrees that the agreements and relationships described on Schedule II hereof between the Oaktree Shareholders

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or their Affiliates, on the one hand, and the Pappas Shareholders, on the other hand, shall not cause (i) any Oaktree Shareholder or its Affiliate to be deemed to be an Affiliate of, or constitute a Group or beneficially own any Equity Securities of the Company beneficially owned by, the Pappas Shareholders, or (ii) the Equity Securities of the Company held by the Oaktree Shareholders or their Affiliates to be deemed to be subject to the provisions of this Agreement.

Section 4.4 Affiliate Transactions. All transactions involving the Pappas Shareholders or their Affiliates, on the one hand, and the Company or its Subsidiaries, on the other hand, shall require Disinterested Director Approval; provided, that Disinterested Director Approval shall not be required for pro rata participation in primary offerings of Equity Securities of the Company based on the number of outstanding Voting Securities held.

Section 4.5 Corporate Opportunity. From and after the date hereof and through and including the earliest of (x) the date of termination of this Agreement in accordance with Section 5.1, (y) the 36-month anniversary of the date hereof and (z) the date that Petros Pappas ceases to be the Chief Executive Officer of the Company:

(a) If a Pappas Shareholder (or any Affiliate thereof) acquires knowledge of a potential dry-bulk transaction or dry-bulk matter which may, in such Pappas Shareholder’s good faith judgment, be a business opportunity for both such Pappas Shareholder and the Company (other than any such opportunity (i) that becomes known to such Pappas Shareholder or Affiliate in his, her or its capacity as a director of any Person identified on Schedule III attached hereto for which such Pappas Shareholder or Affiliate serves as a director on the date hereof and (ii) with respect to which such Pappas Shareholder’s or Affiliate’s fiduciary duties to such Person under applicable Law prohibits such Pappas Shareholder or Affiliate from so offering such opportunity to the Company) (an “Opportunity”), such Pappas Shareholder (and its Affiliate) shall have the duty to promptly communicate or offer such Opportunity to the Company.

(b) If the Company does not notify the Pappas Shareholder within five Business Days following receipt of such communication or offer that it is interested in pursuing or acquiring such Opportunity for itself, then such Pappas Shareholder (or its Affiliate) shall be entitled to pursue or acquire such Opportunity for itself.

ARTICLE V

GENERAL PROVISIONS

Section 5.1 Termination. This Agreement shall terminate upon the earlier of (a) a liquidation, winding-up or dissolution of the Company and (b) the later of (x) such time as the Pappas Shareholders and their Affiliates in the aggregate beneficially own less than 5% of the outstanding Voting Securities of the Company and (y) the date that is six months following the later of (i) the date Petros Pappas ceases to be the Chief Executive Officer of the Company or (ii) the date Petros Pappas ceases to be a Director. Except as expressly provided herein, any Pappas Shareholder shall cease to be a party hereto and this Agreement shall terminate with respect to such party at the time such party no longer beneficially owns any Equity Securities of the Company. Notwithstanding the foregoing, the persons set forth under the heading “Pappas Individuals” on Schedule I hereto shall remain parties to this Agreement until the termination thereof in accordance with the first sentence of this Section 5.1. No termination of this Agreement (or any provision hereof) shall (A) relieve any party of any obligation or liability for damages resulting from such party’s breach of this Agreement (or any provision hereof) prior to its termination or the termination of this Agreement with respect to such party or (B) terminate any provision hereof that, by its terms, survives such termination.

Section 5.2 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile or email

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(receipt confirmed), sent by a nationally recognized overnight courier (providing proof of delivery), or mailed in the United States by certified or registered mail, postage prepaid, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to the Company:

Star Bulk Carriers Corp.

c/o Star Bulk Management Inc.

40 Agiou Konstantinou Street,

15124 Maroussi,

Athens, Greece

Attention: Georgia Mastagaki

Facsimile: +30 (210) 617-8378

Email: gmastagaki@starbulk.com

with a copy (which shall not constitute notice hereunder) to:

Seward & Kissel LLP

One Battery Park Plaza

New York, NY 10004

Attention:        Derick Betts

                         Robert Lustrin

Facsimile: (212) 480-8421

Email: betts@sewkis.com

            lustrin@sewkis.com

If to a Pappas Shareholder, to the address set forth opposite such Shareholder’s name on Schedule I hereto,

with a copy (which shall not constitute notice hereunder) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Attention:    Kenneth M. Schneider

                    Neil Goldman

Facsimile: (212) 757-3900

Email: kschneider@paulweiss.com

            ngoldman@paulweiss.com

Section 5.3 Counterparts. This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original, and all of which together will be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. For purposes of this Agreement, facsimile signatures or signatures by other electronic form of transfer shall be deemed originals.

Section 5.4 Entire Agreement. This Agreement (including the exhibits and schedules hereto) contains all of the terms, conditions and representations and warranties agreed to by the parties relating to the subject matter of this Agreement and supersedes all prior or contemporaneous agreements (including that certain Purchase Agreement, dated as of May 1, 2013, by and between the Company and the Persons set forth on Schedule I thereto), negotiations, correspondence, undertakings, understandings, representations and warranties, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement. No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the parties to this Agreement.

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Section 5.5 Binding Effect; No Third-Party Beneficiary. This Agreement shall inure to the benefit of and be binding upon each of the parties hereto. Nothing in this Agreement, express or implied, is intended or shall be construed to confer upon, or give to, any Person other than the parties hereto any remedy or claim under or by reason of this Agreement or any terms or conditions hereof, and all of the terms, conditions, promises and agreements contained in this Agreement shall be for the sole and exclusive benefit of the parties hereto.

Section 5.6 Governing Law. This Agreement and any claim, controversy or dispute arising under or related thereto, the relationship of the parties, and/or the interpretation and enforcement of the rights and duties of the parties, whether arising in Law or in equity, in contract, tort or otherwise, shall be governed by, and construed and interpreted in accordance with, the Laws of the State of New York, except to the extent that the Laws of the Marshall Islands are mandatorily applicable to the provisions set forth herein relating to the governance of the Company, without regard to its rules regarding conflicts of Law to the extent that the application of the Laws of another jurisdiction would be required thereby.

Section 5.7 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except with respect to transfers by Pappas Shareholders to Affiliates in accordance with Section 3.4, neither the Company, on the one hand, nor the Pappas Shareholders, on the other hand may, directly or indirectly, assign any of their rights or delegate any of their obligations under this Agreement without the prior written consent of the other party. Any purported direct or indirect assignment in violation of this Section 5.7 shall be void and of no force or effect.

Section 5.8 Submission to Jurisdiction; Service. Each party (a) irrevocably and unconditionally submits to the personal jurisdiction of the federal courts of the federal courts of the United States of America located in the City and County of New York or the courts of the State of New York located in the City and County of New York, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that any actions or proceedings arising in connection with this Agreement or the transactions contemplated by this Agreement shall be brought, tried and determined only in such courts, (d) waives any claim of improper venue or any claim that those courts are an inconvenient forum and (e) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the aforesaid courts. The parties to this Agreement agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 5.2 or in such other manner as may be permitted by applicable Law, shall be valid and sufficient service thereof.

Section 5.9 Severability. If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of Law or public policy by a court of competent jurisdiction, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, insofar as the foregoing can be accomplished without materially affecting the economic benefits anticipated by the parties to this Agreement. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law.

Section 5.10 Waiver and Amendment. No amendment or waiver of any provision of this Agreement shall be effective unless the same shall be in writing and signed (a) in the case of an amendment, by the Company and the Pappas Shareholders; and (b) in the case of waiver, by the party against whom the waiver is to operate. No failure on the part of a party hereto to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right.

Section 5.11 Waiver of Jury Trial. Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action directly or indirectly arising out of or relating to this Agreement or the transactions contemplated by this

10

Agreement. Each party to this Agreement certifies and acknowledges that (a) no other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a legal action, (b) such party has considered and understands the implications of this waiver, (c) such party makes this waiver voluntarily and (d) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 5.11.

Section 5.12 Specific Performance. The parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the federal courts of the United States of America located in the City and County of New York or the courts of the State of New York located in the City and County of New York, this being in addition to any other remedy at Law or in equity, and the parties to this Agreement hereby waive any requirement for the posting of any bond or similar collateral in connection therewith. The parties agree that they shall not object to the granting of injunctive or other equitable relief on the basis that there exists adequate remedy at Law.

Section 5.13 Other Matters. Notwithstanding anything to the contrary contained in this Agreement or otherwise, there shall be no recovery pursuant to this Agreement by any party for any punitive, exemplary, consequential, incidental, treble, special, or other similar damages (other than those actually paid in connection with a third party claim) in any claim or proceeding by one party against another arising out of or relating to a breach or alleged breach of any representation, warranty, covenant, or agreement under this Agreement by the other party.

[Signature Pages Follow]

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IN WITNESS WHEREOF, each of the undersigned has executed this Agreement or caused this Agreement to be executed on its behalf as of the date first written above.

THE COMPANY:

STAR BULK CARRIERS CORP.

By:
Name:
Title:

PAPPAS SHAREHOLDERS:

MILLENNIA HOLDINGS LLC

By:	Oceanbulk Maritime S.A., its Manager

By:
Name:
Title:

Petros Pappas

Milena Pappas

Alexander Pappas

[Signature Page to Shareholders Agreement]

EXHIBIT A

FORM OF JOINDER TO SHAREHOLDERS AGREEMENT

THIS JOINDER (this “Joinder”) to the Shareholders Agreement, dated as of [•], 2014 (as amended or restated from time to time, the “Agreement”), by and among Star Bulk Carriers Corp., a Marshall Islands corporation (the “Company”), and the Pappas Shareholders (as defined therein), is made and entered into as of                      by and between the Company and                      (“Joining Shareholder”). Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Agreement.

WHEREAS, on the date hereof, Joining Shareholder has [acquired / been issued]              [Common / Preferred] Shares [from             ] and the Company requires Joining Shareholder, as an Affiliate of an Pappas Shareholder and a holder of such shares, to become a party to the Agreement, and Joining Shareholder agrees to do so in accordance with the terms hereof.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Joinder hereby agree as follows:

1. Agreement to be Bound. Joining Shareholder hereby (i) acknowledges that it has received and reviewed a complete copy of the Agreement and (ii) agrees that upon execution of this Joinder, it shall become a party to the Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Agreement as though an original party thereto and shall be deemed, and is hereby admitted as, an “Pappas Shareholder” for all purposes thereof and entitled to all the rights incidental thereto.

2. Notice. For purposes of providing notice pursuant to the Agreement, the address of Joining Shareholder is as follows:

                                     [Name]

                                     [Address]

                                     [Facsimile Number]

3. Governing Law. This Agreement and the rights of the parties hereunder shall be governed by, and construed and interpreted in accordance with, the Laws of the State of New York without regard to its rules regarding conflicts of Law to the extent that the application of the Laws of another jurisdiction would be required thereby.

4. Counterparts. This Joinder may be executed in one or more counterparts, each of which when executed shall be deemed to be an original, and all of which together will be considered one and the same Joinder and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party or parties. For purposes of this Joinder, facsimile signatures or signatures by other electronic form of transfer shall be deemed originals, and the parties agree to exchange original signatures as promptly as possible.

IN WITNESS WHEREOF, the parties hereto have executed this Joinder as of             .

STAR BULK CARRIERS CORP.

By:
Name: Title:

[HOLDER]

By:
Name: Title:

ANNEX D

EXECUTION COPY

SHARE PURCHASE AGREEMENT,

dated as of June 16, 2014,

among

STAR BULK CARRIERS CORP.,

MIRACH SHIPPING COMPANY LIMITED,

BLUESEA INVEST AND HOLDING LIMITED

and

MIRABEL SHIPHOLDING & INVEST LIMITED

i

ii

iii

SHARE PURCHASE AGREEMENT

SHARE PURCHASE AGREEMENT, dated as of June 16, 2014 (this “Agreement”), among Star Bulk Carriers Corp., a Marshall Islands corporation (“Parent”), Mirabel Shipholding & Invest Limited, a company limited by shares incorporated under the laws of the British Virgin Islands with BVI company number 1785399 (the “Holdco”), Mirach Shipping Company Limited, a company limited by shares incorporated under the laws of the British Virgin Islands with BVI company number 1719641 (the “Dioriga Seller”), and Bluesea Invest and Holding Limited, a company limited by shares incorporated under the laws of the British Virgin Islands with BVI company number 1776697 (the “Positive Shipping Seller” and, together with the Dioriga Seller, each a “Seller” and collectively, the “Sellers”).

RECITALS

WHEREAS, the Holdco, directly or indirectly or through nominees beneficially owns all of the issued and outstanding shares, without par value, of each of the Sellers;

WHEREAS, the Dioriga Seller owns Five Hundred (500) registered shares, without par value (the “Dioriga Shares”), of Dioriga Shipping Co., a Marshall Islands corporation (“Dioriga”), representing all of the issued and outstanding shares of capital stock of Dioriga;

WHEREAS, the Positive Shipping Seller owns Five Hundred (500) registered shares, without par value (the “Positive Shipping Shares” and, together with the Dioriga Shares, collectively the “Shares”), of Positive Shipping Company, a Marshall Islands corporation (“Positive Shipping” and, together with Dioriga, each a “Company” and collectively, the “Companies”), representing all of the issued and outstanding shares of capital stock of Positive Shipping;

WHEREAS, simultaneously with the execution of this Agreement, Parent has entered into an agreement and plan of merger (the “Merger Agreement”) among Parent, Star Synergy LLC, a Marshall Islands limited liability company and a wholly-owned subsidiary of Parent (“Oaktree Holdco Merger Sub”), Star Omas LLC, a Marshall Islands limited liability company and a wholly-owned subsidiary of Parent (“Pappas Holdco Merger Sub”), Oaktree OBC Holdings LLC, a Marshall Islands limited liability company (the “Oaktree Holdco”), Millennia Limited Liability Company, a Marshall Islands limited liability company (the “Pappas Holdco”), Oaktree Dry Bulk Holdings LLC, a Marshall Islands limited liability company (the “Oaktree Seller”) and Millennia Holdings, LLC, a Marshall Islands limited liability company (the “Pappas Seller”), pursuant to which the Oaktree Holdco will be merged with and into Oaktree Holdco Merger Sub and the Pappas Holdco will be merged with and into the Pappas Holdco Merger Sub (the “Merger”), with the Oaktree Holdco Merger Sub and the Pappas Holdco Merger Sub continuing as the surviving companies and wholly-owned subsidiaries of Parent;

WHEREAS, subject to the consummation of the Merger, the Sellers wish to sell to Parent, and Parent wishes to purchase from the Sellers, all of the Shares pursuant to the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the foregoing and the representations and warranties, covenants and agreements contained herein, the parties hereto agree as follows:

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ARTICLE I

CERTAIN DEFINITIONS

SECTION 1.1. Certain Definitions.

(a) When used in this Agreement, the following terms will have the meanings assigned to them in this Section 1.1(a):

“1933 Act” means the Securities Act of 1933.

“1934 Act” means the Securities Exchange Act of 1934.

“Action” means any litigation, claim, action, suit, hearing, proceeding, arbitration, audit, inspection or other investigation (whether civil, criminal, administrative, labor or investigative) by or before a Governmental Authority or arbitrator(s).

“Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls, is Controlled by or is under common Control with, such first Person; provided, however, that, for purposes of this Agreement with respect to a Seller Party, an Affiliate of such Seller Party shall also include any shareholder of a Seller Party. For purposes of this definition and as used otherwise in this Agreement, “Control” (including the terms “Controlled by” and “under common Control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, as trustee or executor, by Contract or otherwise. Notwithstanding the foregoing, for purposes of this Agreement, in no event shall Parent or its Subsidiaries be deemed an Affiliate of any Seller Party.

“Aggregate Consideration” means 3,592,728 shares of Parent Common Stock, as may be adjusted pursuant to Section 3.1(d).

“Aggregate Dioriga Consideration” means 1,304,427 shares of Parent Common Stock, as may be adjusted pursuant to Section 3.1(d).

“Aggregate Positive Shipping Consideration” means 2,288,301 shares of Parent Common Stock, as may be adjusted pursuant to Section 3.1(d).

“Borrowed Indebtedness” means, with respect to any Person as of any date of determination, any obligation of such Person with respect to any indebtedness for borrowed money as of such date (including all obligations for principal, accrued interest, and any premiums, penalties, fees, expenses and breakage costs that are payable by such Person as of such date).

“Business Day” means (except as otherwise expressly set forth herein) a day other than Saturday, Sunday or other day on which commercial banks located in New York, New York or Athens, Greece are authorized or required by applicable Law to close.

“Code” means the Internal Revenue Code of 1986.

“Company Benefit Plan” means any employee benefit plan, including any (i) deferred compensation or retirement plan or arrangement, (ii) defined contribution retirement plan or arrangement, (iii) defined benefit retirement plan or arrangement, (iv) employee welfare benefit plan or material fringe benefit plan or program, or (v) stock purchase, stock option, severance pay, termination, executive compensation, employment, change-in-control, retention, vacation pay, salary continuation, sick leave, excess benefit, bonus or other incentive compensation, life insurance, employee loan or other employee benefit plan, practice, contract, program, policy,

2

agreement or other arrangement, whether written or oral, formal or informal, whether or not subject to ERISA, under which any present or former employee, director, officer, consultant or independent contractor of any Company has any present or future right to compensation, payments or benefits and that is sponsored or maintained or contributed to by any Company.

“Company Material Adverse Effect” means any change, effect, event, occurrence, or development that, individually or in the aggregate, (i) has or would reasonably be expected to have a material adverse effect on the financial condition, business, assets (including the Owned Vessel), liabilities or results of operations of the Companies, taken as a whole; provided, that none of the changes, effects, events, occurrences or developments to the extent attributable to the following shall be taken into account in determining whether there has been a Company Material Adverse Effect: (A) changes in applicable Law or GAAP, in each case, after the date hereof, (B) changes in the global financial or securities markets or general global economic or political conditions, (C) changes or conditions generally affecting the industry in which the Companies operate, (D) acts of war, sabotage, terrorism or natural disasters or (E) other than for purposes of Section 5.2 and Section 5.14(b) (and, to the extent related thereto, the conditions set forth in Section 10.3(a)), the announcement or consummation of the Transactions; provided that the effect of any matter referred to in clauses (A), (B), (C) or (D) shall only be excluded to the extent that such matter does not disproportionately affect the Companies, taken as a whole, relative to other entities operating in the industry in which the Companies operate, or (ii) that has or would reasonably be expected to materially impair the ability of the Seller Parties to perform their respective obligations under this Agreement or materially delay the ability of the Seller Parties to consummate the Transactions.

“Contract” means any contract, agreement, note, bond, indenture, mortgage, guarantee, option, lease, license, sales or purchase order, warranty, commitment or other instrument, obligation or binding arrangement or understanding of any kind, whether written or oral.

“Environmental Laws” means applicable Laws, any agreement with any Governmental Authority and Maritime Guidelines, in each case, relating to human health and safety, the environment or to pollutants, contaminants, wastes or chemicals or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substances, wastes or materials.

“ERISA” means any “employee benefit plan,” within the meaning of Section 3(3) of the U.S. Employee Retirement Income Security Act of 1974.

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Governmental Authority” means any entity or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to United States federal, state or local government or other non-United States (including the Marshall Islands), international, multinational or other government, including any department, commission, board, agency, instrumentality, political subdivision, bureau, official or other regulatory, administrative or judicial authority thereof and any self-regulatory organization, including Nasdaq.

“Governmental Authorizations” means, with respect to any Person, all licenses, permits (including construction permits), certificates, waivers, consents, franchises, accreditations, exemptions, variances, easements, expirations and terminations of any waiting period requirements and other authorizations and approvals issued to such Person by or obtained by such Person from any Governmental Authority, or of which such Person has the benefit under any applicable Law.

“Indebtedness” means, with respect to any Person as of any date of determination, without duplication, any (i) obligation of such Person with respect to any indebtedness for borrowed money as of such date (including all obligations for principal, accrued interest, and any premiums, penalties, fees, expenses and breakage costs that are payable by such Person as of such date), (ii) obligation of such Person with respect to any indebtedness

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evidenced by any bond, debenture, note, mortgage, indenture or other debt instrument or debt security as of such date (including all obligations for principal, accrued interest, and any premiums, penalties, fees, expenses and breakage costs that are payable by such Person as of such date), (iii) commitments of such Person as of such date for which it assures a financial institution against loss (including contingent reimbursement obligations with respect to banker’s acceptances or letters of credit), (iv) liability of such Person as of such date with respect to interest rate or currency exchange swaps, collars, caps or similar hedging obligations, and (v) responsibility or liability of such Person as of such date directly or indirectly as obligor, guarantor, surety or otherwise of any of the foregoing. For the avoidance of doubt, Indebtedness shall not include (A) any obligations under any banker’s acceptance or letter of credit to the extent undrawn or uncalled, (B) any endorsement of negotiable instruments for collection in the ordinary course of business and (C) any liabilities under any agreement between a Company, on the one hand, and Parent or any of its Affiliates, on the other hand.

“Knowledge of Sellers” or any similar phrase means the knowledge of the following persons: Milena Pappas and Alekos Pappas.

“Knowledge of Parent” or any similar phrase means the knowledge of the following persons: Spyros Capralos, Simos Spyrou, Zenon Kleopas, and Georgia Mastagaki.

“Law” means any foreign, supranational, federal, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, Order or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, hypothecation, charge, security interest, infringement, interference, right of first refusal, right of first offer, preemptive right, option, community property right or other adverse claim or encumbrance of any kind in respect of such property or asset.

“Maritime Guidelines” means any United States, international or non-United States (including the Marshall Islands) rule, code of practice, convention, protocol, guideline or similar requirement or restriction concerning or relating to the Owned Vessel, and to which the Owned Vessel is subject and required to comply with, imposed, published or promulgated by any relevant Governmental Authority, the International Maritime Organization, such Owned Vessel’s classification society or the insurer(s) of such Owned Vessel.

“Material Contracts” means each Contract set forth on, or required to be set forth on, Section 5.12(a) of the Seller Disclosure Letter.

“Nasdaq” means the NASDAQ Stock Market LLC.

“Newbuildings” means vessels contracted to be constructed, under construction or newly constructed for, but not yet delivered to, the Companies, other than the Owned Vessel.

“Oceanbulk F-1” means [REDACTED].

“Order” means any injunction, judgment, decree, order, ruling, writ, assessment, subpoena or verdict or other decision issued, promulgated or entered by or with any Governmental Authority of competent jurisdiction.

“Parent Balance Sheet” means the audited consolidated balance sheet of Parent as of December 31, 2013, and the footnotes thereto, set forth in Parent’s Annual Report filed on Form 20-F for the fiscal year ended December 31, 2013.

“Parent Board” means the board of directors of Parent.

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“Parent Common Stock” means shares of common stock, par value $0.01, of Parent.

“Parent Disclosure Documents” means any form, report, schedule, statement or other document required to be filed by Parent with the SEC or distributed or otherwise disseminated to Parent’s stockholders in connection with the Transactions, including a proxy statement to be sent to the stockholders of Parent relating to the Parent Stockholders Meeting and the matters to be voted upon thereat (together with any amendments or supplements thereto.

“Parent Disclosure Letter” means the disclosure letter dated the date hereof regarding the Merger Agreement that has been provided by Parent, the Oaktree Holdco Merger Sub and the Pappas Holdco Merger Sub to the Oaktree Seller, Pappas Seller, Oaktree Holdco and Pappas Holdco, and that has concurrently been delivered to Petros Pappas for purposes of this Agreement.

“Parent Material Adverse Effect” means any change, effect, event, occurrence, or development that, individually or in the aggregate, (i) has or would reasonably be expected to have a material adverse effect on the financial condition, business, assets, liabilities or results of operations of Parent and Parent’s Subsidiaries, taken as a whole; provided, that none of the changes, effects, events, occurrences or developments to the extent attributable to the following shall be taken into account in determining whether there has been a Parent Material Adverse Effect: (A) changes in applicable Law or GAAP, in each case, after the date hereof, (B) changes in the global financial or securities markets or general global economic or political conditions, (C) changes or conditions generally affecting the industry in which Parent and its Subsidiaries operate, (D) acts of war, sabotage, terrorism or natural disasters or (E) other than for purposes of Section 6.3 and Section 6.17(g) of the Merger Agreement as incorporated herein by reference in Section 6.8 (and, to the extent related thereto, the conditions set forth in Section 10.2(a)), the announcement or consummation of the Transactions; provided that the effect of any matter referred to in clauses (A), (B), (C) or (D) shall only be excluded to the extent that such matter does not disproportionately affect Parent and Parent’s Subsidiaries, taken as a whole, relative to other entities operating in the industry in which Parent and Parent’s Subsidiaries operate, or (ii) that has or would reasonably be expected to materially impair the ability of Parent to perform their respective obligations under this Agreement or materially delay the ability of Parent to consummate the Transactions.

“Parent Permitted Liens” means (i) Liens disclosed on the Parent Balance Sheet, (ii) Liens for Taxes that are not yet due and payable or that are being contested in good faith by appropriate proceedings (and for which adequate accruals or reserves have been established on the Parent Balance Sheet), (iii) statutory Liens of landlords and workers’, carriers’ and mechanics’ or other like Liens incurred in the ordinary course of business consistent with past practices for amounts that are not yet due and payable or that are being contested in good faith, (iv) Liens and encroachments which do not materially interfere with the present or proposed use of the properties or assets to which such Lien relates, (v) other maritime Liens incidental to the conduct of the business of Parent and its Subsidiaries or the ownership of Parent’s or its Subsidiaries’ property and assets, and which do not in the aggregate materially detract from the value of Parent or its Subsidiaries’ assets or materially impair the use thereof in the operation of its business or (vi) Liens listed on Section 1.1(a) of the Parent Disclosure Letter.

“Permitted Liens” means (i) Liens disclosed in the Oceanbulk F-1, (ii) Liens for Taxes that are not yet due and payable or that are being contested in good faith by appropriate proceedings (and for which adequate accruals or reserves have been established on the Company’s books and records), (iii) statutory Liens of landlords and workers’, carriers’ and mechanics’ or other like Liens incurred in the ordinary course of business consistent with past practices for amounts that are not yet due and payable or that are being contested in good faith, (iv) Liens and encroachments which do not materially interfere with the present or proposed use of the properties or assets to which such Lien relates, (v) other maritime Liens incidental to the conduct of the business of any Company or the ownership of any Company’s property and assets, and which do not in the aggregate materially detract from the value of any Company’s property or assets or materially impair the use thereof in the operation of its business or (vi) Liens listed in Section 1.1(a) of the Seller Disclosure Letter.

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“Parent Stockholders Meeting” means a meeting of the stockholders for the sole purpose of seeking the Transactions Approval.

“Per Share Price” means the average of the volume weighted average price per share of Parent Common Stock on Nasdaq (as reported on Bloomberg or, if not reported thereby, another alternative source as reasonably agreed by Parent and the Sellers’ Representative) for the five (5) consecutive trading days ending on and including the Closing Date.

“Person” means an individual, corporation, partnership, limited liability company, joint venture, a trust, an unincorporated association, or other entity or organization, including a Governmental Authority.

“Registration Rights Agreement” the registration rights agreement attached as Exhibit F to the Merger Agreement.

“Representatives” means, with respect to any Person, the respective directors, officers, employees, counsel, accountants, agents, advisors, investment bankers and other representatives of, or Persons retained by, such Person.

“SEC” means the United States Securities and Exchange Commission.

“Seller Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been provided by the Seller Parties to Parent.

“Sellers’ Representative” means the Holdco.

“Special Committee” means the transaction committee of disinterested directors established by the Parent Board in connection with the contemplated Merger.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of a non-corporate Person.

“Tax” or “Taxes” means all federal, state, local and foreign income, profits, tonnage (including under Greek Law), franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, transfer, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), including all estimated taxes, deficiency assessments, additions to tax, penalties and interest, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

“Tax Returns” means any return, declaration, report, claim for refund, election, disclosure, estimate or information return or statement required to be supplied to a taxing authority in connection with Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than (a) Parent or its Subsidiaries or (b) the Seller Parties, any Company or any of their respective Affiliates.

“Transactions” means the transactions contemplated hereby.

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

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(b) For purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires: (i) the meaning assigned to each term defined herein will be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting any gender will include all genders as the context requires; (ii) where a word or phrase is defined herein, each of its other grammatical forms will have a corresponding meaning; (iii) the terms “hereof”, “herein”, “hereunder”, “hereby” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; (iv) when a reference is made in this Agreement to an Article, Section, paragraph, Exhibit or Schedule without reference to a document, such reference is to an Article, Section, paragraph, Exhibit or Schedule to this Agreement; (v) a reference to a subsection without further reference to a Section is a reference to such subsection as contained in the same Section in which the reference appears, and this rule will also apply to paragraphs and other subdivisions; (vi) the word “include”, “includes” or “including” when used in this Agreement will be deemed to include the words “without limitation”, unless otherwise specified; (vii) a reference to any party to this Agreement or any other agreement or document will include such party’s predecessors, successors and permitted assigns; (viii) a reference to any Law means such Law as amended, modified, codified, replaced or reenacted, and all rules and regulations promulgated thereunder; (ix) a reference to any Contract will include such Contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof, except that with respect to any Contract listed in the Seller Disclosure Letter or the Parent Disclosure Letter, all such amendments, supplements or modifications must also be listed in the applicable Disclosure Letter; (x) all accounting terms used and not defined herein have the respective meanings given to them under GAAP; and (xi) any references in this Agreement to “dollars” or “$” shall be to U.S. dollars.

(c) Additional Terms. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Affiliate Contract	8.4
Agreement	Preamble
Certificates	3.1(b)
Closing	2.1(c)
Closing Date	2.1(c)
Company	Recitals
Company Charter Documents	5.1
Company Fundamental Representations	12.1(a)
Company Securities	5.3(b)
Confidentiality Agreement	7.3
Damages	12.1(b)
Dioriga	Recitals
Dioriga Seller	Preamble
Dioriga Shares	Recitals
End Date	11.1(b)(i)
Equitable Exceptions	4.1(c)
Holdco	Preamble
Indemnified Person	12.1(c)
Interested Party Transaction	5.19
Material Parent Breach	11.1(c)
Material Seller Breach	11.1(d)
Merger	Recitals
Merger Agreement	Recitals
MIBCA	5.3(a)
Oaktree Holdco	Recitals
Oaktree Holdco Merger Sub	Preamble

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Term	Section
Oaktree Seller	Recitals
Owned Vessel	5.11(a)
Pappas Holdco	Preamble
Pappas Holdco Merger Sub	Recitals
Pappas Seller	Preamble
Parent	Preamble
Parent Common Stock	6.5(a)
Parent Fundamental Representations	12.1(a)
Parent Indemnified Persons	12.1(b)
Parent Merger Representations	6.8
Parent Preferred Stock	6.5(a)
Parent Securities	6.5(d)
Parent Subsidiary Securities	6.6(c)
Policies	5.17
Positive Shipping	Recitals
Positive Shipping Seller	Preamble
Positive Shipping Shares	Recitals
S&K Opinion	8.3
Seller Fundamental Representations	12.1(a)
Seller Indemnified Persons	12.1(c)
Seller Party	4.1
Sellers	Preamble
Sellers’ Counsel	12.19
Shares	Recitals
Subject Shares	8.5(b)
Subject Shares Release Date	8.5(a)
Survival Date	12.1(a)
Third Party Claims	12.1(e)(i)
Transactions Approval	6.2(a)
Transfer	8.5(a)
Transfer Taxes	9.7

ARTICLE II

THE PURCHASE AND SALE OF SHARES

SECTION 2.1. Purchase and Sale of Shares.

(a) Purchase and Sale of Dioriga Shares. At the Closing and upon the terms and subject to the conditions of this Agreement, the Dioriga Seller will sell, assign, transfer and deliver to Parent, and Parent will purchase and acquire from the Dioriga Seller, all of the Dioriga Seller’s right, title and interest in and to the Dioriga Shares in exchange for the Aggregate Dioriga Consideration.

(b) Purchase and Sale of Positive Shipping Shares. At the Closing and upon the terms and subject to the conditions of this Agreement, the Positive Shipping Seller will sell, assign, transfer and deliver to Parent, and Parent will purchase and acquire from the Positive Shipping Seller, all of the Positive Shipping Seller’s right, title and interest in and to the Positive Shipping Shares in exchange for the Aggregate Positive Shipping Consideration.

(c) Closing. The closing of the Transactions (the “Closing”) shall take place in New York City at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004 substantially concurrently with

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the Closing of the Merger Agreement, or if the conditions set forth in Article X are not satisfied or waived by such date then on the third (3rd) Business Day after the date the conditions set forth in Article X (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as Parent and the Sellers’ Representative may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date”.

ARTICLE III

SURRENDER AND PAYMENT

SECTION 3.1. Surrender and Payment.

(a) The number of shares of Parent Common Stock to be delivered to the Sellers hereunder will be, in the aggregate, an amount that shall not exceed the Aggregate Consideration.

(b) At the Closing, each Seller shall deliver to Parent the certificate or certificates (the “Certificates”) evidencing the Dioriga Shares or Positive Shipping Shares, as applicable, owned by each of the Sellers, accompanied by stock powers duly executed in blank from each Seller and any other duly executed instruments of transfer required to transfer good and marketable title to the Shares to Parent in a form reasonably acceptable to Parent (it being understood that such instruments shall not require the Sellers or any other Person to make any representations, warranties, covenants or agreements not expressly set forth in this Agreement). The Sellers’ Representative shall confirm to Parent at least three (3) Business Days prior to the Closing Date that it or the Sellers have in their possession such Certificates and such executed instruments of transfer.

(c) At the Closing, upon surrender for cancellation to Parent of all of the Certificates that represent all of the Dioriga Shares and/or Positive Shipping Shares, as applicable, owned by the Sellers (together with such duly executed instruments of transfer), (i) the Dioriga Seller shall be entitled to receive (and shall receive from Parent) in exchange therefor shares of Parent Common Stock issued in book-entry form representing the Aggregate Dioriga Consideration, and (ii) the Positive Shipping Seller shall be entitled to receive (and shall receive from Parent) in exchange therefor shares of Parent Common Stock issued in book-entry form representing the Aggregate Positive Shipping Consideration. Without limiting the post-closing obligations of Parent hereunder, all shares of Parent Common Stock delivered upon the surrender for exchange of Dioriga Shares or Positive Shipping Shares, as applicable, in accordance with the terms hereof shall be deemed to have been delivered in full satisfaction of all rights pertaining to such Dioriga Shares or Positive Shipping Shares, as applicable.

(d) If at any time during the period between the date of this Agreement and the Closing, any change in the number of outstanding shares of Parent Common Stock shall occur as a result of any stock split (including a reverse stock split) or combination, or any stock dividend or stock distribution (including any dividend or distribution of securities convertible into or exchangeable for shares of Parent Common Stock) is declared with a record date during such period, then the Aggregate Consideration, the Aggregate Dioriga Consideration, the Aggregate Positive Shipping Consideration and any other provisions hereunder that reference a fixed number of shares of Parent Common Stock shall be equitably adjusted to reflect such change; provided, that the Per Share Price shall be subject to adjustment pursuant to this Section 3.1(d) until the Subject Shares Release Date.

SECTION 3.2. Withholding Rights. Notwithstanding any provision contained herein to the contrary, Parent shall be entitled to deduct and withhold from any consideration otherwise payable under this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of applicable state, local or foreign Tax Law and shall timely pay such withholding

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amount to the appropriate Governmental Authority. If Parent so withholds amounts, to the extent timely remitted to the appropriate Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which Parent made such deduction and withholding.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SELLER PARTIES

SECTION 4.1. Representations and Warranties.

Except as set forth in the Seller Disclosure Letter, the Sellers and the Holdco (each a “Seller Party” and, collectively the “Seller Parties”), jointly and severally represent and warrant to Parent with respect to the Seller Parties as follows:

(a) Organization, Existence and Good Standing. Each Seller Party is duly organized, existing and in good standing under the laws of its jurisdiction of incorporation or formation, as the case may be.

(b) Power and Authority. Each Seller Party has full corporate (or equivalent) power and authority to execute and perform this Agreement and, if applicable, the Registration Rights Agreement. Each Seller Party’s execution and delivery of this Agreement and the Registration Rights Agreement and the performance by it of all of its obligations hereunder and thereunder has been duly approved prior to the date of this Agreement by all requisite action of its board of directors, shareholders, or trustees, as the case may be, and no other corporate (or equivalent) proceedings are necessary on the part of such Seller Party to authorize the execution, delivery and performance by such Seller Party of this Agreement and the Registration Rights Agreement.

(c) Enforceability. This Agreement has been and the Registration Rights Agreement will be duly executed and delivered by each Seller Party party thereto and, assuming due execution and delivery by the other parties hereto and thereto, constitute and will constitute a legal, valid, and binding agreement of each Seller Party party thereto, enforceable against each such Seller Party party thereto in accordance with their terms, except to the extent that the enforceability thereof may be limited by (i) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws from time to time in effect affecting generally the enforcement of creditors’ rights and remedies; and (ii) general principles of equity (clauses (i) and (ii), collectively, the “Equitable Exceptions”).

(d) Consents. Assuming the accuracy of the representations and warranties set forth in Section 6.2(b), no consent, authorization, order or approval of, or filing or registration with, any Governmental Authority is required for or in connection with the consummation by the Seller Parties of the Transactions, other than (i) the filing and recordation of appropriate transfer or other documents as required by the MIBCA and by relevant authorities of other jurisdictions in which each Seller is qualified to do business and (ii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, any other applicable U.S. state or federal securities laws and the rules and requirements of Nasdaq.

(e) Conflicts Under Constituent Documents or Laws. Neither the execution and delivery of this Agreement or the Registration Rights Agreement, nor the consummation by any Seller Party party thereto of the Transactions will conflict with or constitute a breach of any of the terms, conditions or provisions of such Seller Party’s certificate or articles of incorporation or formation, by-laws, agreement of limited partnership, operating agreement, trust agreement or declaration of trust, or other organizational documents, as the case may be. Neither the execution and delivery of this Agreement or the Registration Rights Agreement by any Seller Party party thereto, nor the consummation by such Seller Party of the Transactions will, assuming the compliance with the matters referred to in Section 4.1(d), conflict with or constitute a breach of any Law, except for any such conflicts or breaches which would not, individually or in the aggregate, reasonably be expected to prevent the consummation of the Transactions.

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(f) Conflicts Under Contracts. No Seller Party is a party to, or bound by, any unexpired, undischarged, or unsatisfied written or oral Contract under the terms of which either the execution, delivery and performance by such Seller Party of this Agreement or, if applicable, the Registration Rights Agreement, or the consummation of the Transactions by such Seller Party, will require a consent, approval, or notice or result in a lien on any Shares owned by such Seller Party.

(g) Title to Shares. The Dioriga Seller has good and valid title to the Dioriga Shares, and the Positive Shipping Seller has good and valid title to the Positive Shipping Shares, as applicable, free and clear of all Liens, except Permitted Liens, all of which Permitted Liens or other Liens (other than restrictions on transfer under applicable securities laws and Liens created by Parent or its Affiliates under this Agreement or in connection with the Transactions) will be discharged at or prior to the Closing. Such Seller Party has no other equity interests or rights to acquire equity interests in any Company.

(h) Contracts Relating to Shares; Parent Common Stock. A list of all Contracts restricting or otherwise relating to the voting, dividend rights or disposition of Dioriga Shares and/or Positive Shipping Shares is set forth on Section 4.1(h) of the Seller Disclosure Letter, and all such contracts, agreements or arrangements shall be terminated at or prior to Closing. Section 4.1(h) of the Seller Disclosure Letter also sets forth each Seller Party’s (and each of its Affiliates’) record and beneficial ownership of shares of Parent Common Stock as of the date hereof and as of immediately prior to the Closing.

(i) Litigation. There is no claim, action, suit or legal proceeding pending or, to the Knowledge of Sellers, threatened against any Seller Party by any Person (including any Affiliates of such Person) not a party to this Agreement, before any Governmental Authority which seeks to prevent such Seller Party from consummating the Transactions.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE SELLER PARTIES WITH RESPECT TO THE COMPANIES

Except as set forth in the Seller Disclosure Letter, or accurately disclosed in the Oceanbulk F-1 (other than the Exhibits to the Oceanbulk F-1 and other than any risk factor disclosure or forward-looking statements included in the Oceanbulk F-1 and any other disclosures included therein to the extent that such statements are cautionary, predictive or forward-looking in nature), the Seller Parties jointly and severally represent and warrant to Parent that:

SECTION 5.1. Organization, Qualification and Corporate Power. Each Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the Republic of the Marshall Islands, and has all requisite corporate power and authority and all Governmental Authorizations, directly or indirectly, to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Each Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing (where applicable) or has equivalent status, in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing or to have equivalent status would not have a Company Material Adverse Effect. The Companies have heretofore made available to Parent true and complete copies of the articles of incorporation and other organization documents of each of the Companies (the “Company Charter Documents”) as currently in effect as of the date hereof.

SECTION 5.2. Noncontravention. The execution, delivery and performance by each Seller Party of this Agreement, and the consummation by the Seller Parties of the Transactions do not and will not (i) violate any provision of the certificate of incorporation or Memorandum and Articles of Association (or comparable organization documents, as applicable) of any Company, (ii) assuming compliance with the matters referred to in

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Section 4.1(d), contravene, conflict with or result in a violation or breach of any provision of any applicable Law, (iii) assuming compliance with the matters referred to in Section 4.1(d), require any consent or other action by any Person under, result in a violation or breach of, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit of any Company under any provision of any Material Contract or any Governmental Authorization of any Company or (iv) result in the loss of, or creation or imposition of any Lien, other than Permitted Liens or Liens created by Parent or its Affiliates, on, any asset of any Company.

SECTION 5.3. Capitalization.

(a) The Shares represent all of the authorized capital stock of the Companies which are authorized and which are issued and outstanding. All of the Shares have been duly authorized. All of the Shares are validly issued and fully paid and nonassessable, and free of preemptive or similar rights under any provision of the Marshall Islands Business Corporations Act (“MIBCA”) and the articles of incorporation or bylaws of the Companies or any agreement to which the Companies are a party or otherwise bound.

(b) There are no issued, reserved for issuance or outstanding (i) shares of capital stock of or other voting securities of or ownership interests in the Companies, (ii) securities of the Companies convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of, or ownership interests in, the Companies, (iii) warrants, calls, options or other rights to acquire from the Companies, or other obligation of the Companies to issue, any capital stock or other voting securities or ownership interests in or any securities convertible into or exchangeable or exercisable for capital stock or other voting securities or ownership interests in, the Companies, or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of the Companies (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Companies to repurchase, redeem or otherwise acquire any of the Company Securities. The Companies are not a party to any voting agreements, voting trusts, proxies or other similar agreements or understandings with respect to the voting of any capital stock of the Companies or other Company Securities. Except as may be required by applicable securities Laws and regulations and other than the Company Charter Documents, the Companies are not bound by any obligations or commitments of any character restricting the transfer of, or requiring the registration for sale of, any capital stock of the Companies or other Company Securities.

(c) There is no outstanding Indebtedness of the Companies having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which shareholders of Companies may vote.

(d) The Companies do not have any class of equity securities that is subject to registration with the SEC under Section 12(g) of the 1934 Act. At no time has any class of securities issued by the Companies been held of record by five hundred (500) or more Persons.

SECTION 5.4. Subsidiaries. None of the Companies has any Subsidiaries or owns, directly or indirectly, any equity or other ownership interests in any Person. None of the Companies is subject to any obligation or requirement to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Person.

SECTION 5.5. Disclosure Documents. The information with respect to the Companies or the Seller Parties that any of the Companies and/or the Seller Parties supply in writing to Parent specifically for use in the Parent Disclosure Documents, at the time of the filing of such Parent Disclosure Documents or any amendment or supplement thereto and at the time of any distribution or dissemination of such Parent Disclosure Documents,

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will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

SECTION 5.6. Taxes.

(a) All material Tax Returns required by applicable Law to have been filed by each Company have been filed when due (taking into account any extensions), and each such Tax Return is complete and accurate and correctly reflects the liability for Taxes in all material respects. All material Taxes that are due and payable have been paid.

(b) There is no audit or other proceeding pending against or with respect to any Company, with respect to any material amount of Tax. There are no material Liens on any of the assets of any Company that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for Taxes not yet due and payable.

(c) Each Company has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any third-party.

(d) None of the Companies has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Taxes.

(e) None of the Companies is a party to any Tax allocation or sharing agreement.

(f) None of the Companies has been included in any “consolidated,” “unitary” or “combined” Tax Return provided for under the Law with respect to Taxes for any taxable period for which the statute of limitations has not expired (other than a group of which the Companies are the only members).

(g) None of the Companies has any liability for the Taxes of any Person (other than any of the Companies) under Treasury Regulation Section 1.1502-6 (or any similar provision of any state, local, or foreign Law), as a transferee or successor, by contract, or otherwise.

(h) None of the Companies is or has been a party to any “listed transaction” as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).

(i) None of the Companies has been either a “distributing corporation” or a “controlled corporation” in a distribution in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable within the prior two (2) years.

(j) None of the Companies has, or since its date of incorporation has had, a permanent establishment in any country other than the country of its organization.

(k) Each Company has complied in all material respects with the intercompany transfer pricing provisions of each applicable Law relating to Taxes, including the contemporaneous documentation and disclosure requirements thereunder.

(l) No written claim has ever been made by any Governmental Authority in a jurisdiction where any Company does not file Tax Returns that any Company is or may be subject to taxation by that jurisdiction.

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SECTION 5.7. Compliance with Laws; Governmental Authorizations.

(a) Each Company is, and since the date of its incorporation has been, in compliance with all Laws and Governmental Authorizations to which such entity, or the Owned Vessel or other material assets, is subject (including Maritime Guidelines), except where such failure to comply would not have a Company Material Adverse Effect.

(b) Each Company owns, holds, possesses or lawfully uses in the operation of its business all Governmental Authorizations (including those required by Maritime Guidelines) that are necessary or required for it to conduct its business as now conducted, except where the failure to own, hold, possess or lawfully use such Governmental Authorization would not have an Company Material Adverse Effect.

SECTION 5.8. Absence of Certain Changes; No Undisclosed Liabilities.

(a) Since their respective dates of incorporation, (i) the Companies have conducted their respective businesses only in the ordinary course of business and (ii) there has not been a Company Material Adverse Effect.

(b) Other than as expressly required by this Agreement, from December 31, 2013 through the date hereof, there has not been any action taken by any Company that, had such action occurred after the date of this Agreement without Parent’s consent, would constitute a breach of Section 7.1.

(c) There are no liabilities of any Company of any kind whatsoever, whether accrued, contingent, known or unknown, absolute, determined, determinable or otherwise, other than: (i) liabilities disclosed on Section 5.8(c) of the Seller Disclosure Letter, (ii) liabilities incurred in the ordinary course of business since the date of each Company’s incorporation and which are not, individually or in the aggregate, material to the Companies, taken as a whole, (iii) liabilities incurred in connection with the Transactions, and (iv) liabilities that would not have a Company Material Adverse Effect. None of the Companies is a party to, nor do the Companies have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between any Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the results, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, any Company in the Oceanbulk F-1.

SECTION 5.9. Tangible Personal Assets. The Companies, in the aggregate, have good and valid title to, or a valid interest in, all of their respective tangible personal assets, free and clear of all Liens, other than (i) Permitted Liens or (ii) Liens that individually or in the aggregate, do not materially interfere with the ability of any Company to conduct its business as currently conducted.

SECTION 5.10. Borrowed Indebtedness and Cash. The aggregate outstanding Borrowed Indebtedness, and the aggregate cash and cash equivalents, of the Companies as of March 31, 2014 is set forth in Section 5.10 of the Seller Disclosure Letter.

SECTION 5.11. Vessels; Maritime Matters.

(a) Section 5.11(a) of the Seller Disclosure Letter contains a list of all vessels owned by any Company (the “Owned Vessel”), including the name, registered owner, capacity (gross tonnage or deadweight tonnage, as specified therein), year built, classification society, official number, flag state, and whether such Owned Vessel is currently operating in the spot market or time chartered market, of the Owned Vessel. There is no vessel chartered-in by any Company pursuant to a charter arrangement. The Owned Vessel is operated in compliance with all applicable Maritime Guidelines and Laws, except where such failure to be in compliance would not have

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a Company Material Adverse Effect. Each Company is qualified to own and operate the Owned Vessel under applicable Laws, including the Laws of the Owned Vessel’s flag state, except where such failure to be qualified would not have a Company Material Adverse Effect. The Owned Vessel is seaworthy and in good operating condition, has all national and international operating and trading certificates and endorsements, each of which is valid, that are required for the operation of such Owned Vessel in the trades and geographic areas in which it is operated, except where such failure to be qualified would not have a Company Material Adverse Effect.

(b) The Owned Vessel is classed by a classification society which is a member of the International Association of Classification Societies and is materially in class with all class and trading certificates valid through the date of this Agreement and, to the Knowledge of Sellers, (i) no event has occurred and no condition exists that would cause such Owned Vessel’s class to be suspended or withdrawn, and (ii) is free of average damage affecting its class.

(c) With respect to the Owned Vessel, one of the Companies, as applicable, is the sole owner of such Owned Vessel and has good title to such Owned Vessel free and clear of all Liens other than Permitted Liens.

(d) Prior to the date of this Agreement, the Companies have delivered and made available to Parent accurate, complete and correct copies of the most recent inspection reports relating to the Owned Vessel.

SECTION 5.12. Contracts.

(a) Except as set forth on Section 5.12 (a) of the Seller Disclosure Letter, neither Company is a party to any Contract involving consideration in excess of $100,000.

(b) The Companies have heretofore made available to Parent true and complete copies of the Material Contracts as in effect as of the date hereof. Except for breaches, violations or defaults which would not have a Company Material Adverse Effect, (i) each of the Material Contracts is valid, binding, enforceable and in full force and effect with respect to the Companies, and to the Knowledge of Sellers, the other parties thereto, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions and except for any Material Contracts that have expired or been terminated after the date hereof in accordance with their terms, and (ii) none of the Companies, nor to the Knowledge of Sellers, any other party to a Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a breach or default under, or give rise to any right of cancellation or termination of or consent under, such Material Contract, and none of the Companies has received written notice that it has breached, violated or defaulted under any Material Contract.

SECTION 5.13. Litigation. Except as set forth in Section 5.13 of the Seller Disclosure Letter, there is no Action pending or, to the Knowledge of Sellers, threatened against any Company. No officer or director of any Company is a defendant in any Action commenced by any equityholder of any Company with respect to the performance of his duties as an officer or a director of any Company under any applicable Law. There is no material unsatisfied judgment, penalty or award against any Company or any of its Subsidiaries. None of the Companies is subject to any Orders.

SECTION 5.14. Employee Benefits.

(a) Since their respective dates of incorporation, neither Company has (i) maintained, sponsored or contributed to or had any actual or potential liability or obligation with respect to any Company Benefit Plan, or (ii) employed or engaged any Person as an employee, consultant or independent contractor of such Company.

(b) Except as set forth in Section 5.14(b) of the Seller Disclosure Letter, the execution of, and performance of the Transactions will not (either alone or upon the occurrence of any additional or subsequent events) result in any payment, compensation or benefits (whether of severance pay or otherwise), acceleration,

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forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any current or former director, officer, employee, consultant or independent contractor or trigger the right of any current or former director, officer, employee, consultant or independent contractor to terminate any employment or contractual relationship with any Company.

SECTION 5.15. Labor and Employment Matters. There are no material pending or, to the Knowledge of Sellers, threatened, labor disputes, work stoppages, requests for representation, pickets, work slow-downs due to labor disagreements or any legal actions or arbitrations that involve the labor or employment relations of any Company. Since their respective dates of incorporation, there has been no labor strike, dispute, work stoppage, request for representation, picket or work slow-down in respect of any of the Companies, except where such strike, dispute, work stoppage, request, picket or work slow-down would not have a Company Material Adverse Effect. None of the Companies is party to any collective bargaining agreement or any other type of collective agreement with any type of local, national or supranational workers’ representatives. To the Knowledge of Sellers, there is not pending or underway any union, or any other type of workers’ representatives, organizational activities or requests or elections for representation with respect to employees of any Company.

SECTION 5.16. Environmental. Except for any matter that would not have a Company Material Adverse Effect, (a) each Company is and has been in compliance with all Environmental Laws, (b) each Company possesses and is and has been in compliance with all Governmental Authorizations required under Environmental Law for the conduct of their respective operations, (c) there are no actions pending against any Company alleging a violation of or liability under any Environmental Law, (d) to the Knowledge of Sellers, there are no currently known conditions that would reasonably be expected to result in any liability pursuant to any Environmental Law, and (e) each Company has provided to Parent all material documents in its possession related to compliance with or liability under Environmental Laws.

SECTION 5.17. Insurance. The Companies maintain protection and indemnity, hull and machinery and war risks insurance policies and club entries covering the Owned Vessel in such amounts and types as are customary in the shipping industry (collectively, the “Policies”). Section 5.17 of the Seller Disclosure Letter includes a list of all such Policies. None of the Companies is in violation or breach of or default under any of its obligations under any such Policy, except where such default would not have a Company Material Adverse Effect. None of the Companies has received any written notice that any Policy has been cancelled. There are no material claims individually or in the aggregate by any Company pending under any of the Policies as to which coverage has been questioned, denied or disputed by the underwriters of such Policy, as applicable, in writing or in respect of which such underwriters have reserved their rights in writing.

SECTION 5.18. Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Seller Parties or the Companies who might be entitled to any fee or commission in connection with this Agreement or the Transactions.

SECTION 5.19. Interested Party Transactions. Except as set forth in Section 5.19 of the Seller Disclosure Letter, any Company Benefit Plan or any travel or expense reimbursement of officers or directors in the ordinary course, (a) there are no Contracts or arrangements between any Company, on the one hand, and any current or former officer or director of any Company or any of such officer’s or director’s immediate family members or Affiliates, any other Affiliates of such Company (other than the other Company), or any Seller Party or any of its Affiliates (other than any Company), on the other hand (any such Contract or arrangement, an “Interested Party Transaction”), and (b) no Seller Party or Affiliate of any Company or Seller Party possesses, directly or indirectly, any material financial interest in, or is a director or officer of, any Person which is a material supplier, customer, lessor or lessee of any Company.

SECTION 5.20. Certain Business Practices. None of the Companies nor (to the Knowledge of Sellers), any director, officer, agent or employee of any Company (a) used any funds for unlawful contributions, gifts, entertainment or other expenses relating to the business of any Company, (b) made any bribe or kickback, illegal

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political contribution, unlawful payment from corporate funds which was incorrectly recorded on the books and records of any Company, unlawful payment from corporate funds to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977 or other anti-corruption laws, in each case relating to the business of the Companies or (c) made any other unlawful payment relating to the business of any Company.

SECTION 5.21. Investment in Parent Common Stock. Each Seller is acquiring the Parent Common Stock for its own account for the purpose of investment and not with a view to or for sale in connection with a distribution. Except for the transactions contemplated by the Registration Rights Agreement, the Sellers do not have an arrangement (whether or not legally binding) to effect any distribution of the Parent Common Stock to or through any Person. Each Seller understands that the Parent Common Stock to be delivered to such Seller at Closing will not be registered under the 1933 Act or any other United States state securities laws by reason of specified exemption from the registration provisions thereof, which depends upon, among other things, the bona fide nature of its investment intent as expressed herein, and that such Parent Common Stock may not be transferred or sold except pursuant to the registration provisions of the 1933 Act and any applicable United States state securities laws, or pursuant to an applicable exemption therefrom. Each Seller is an “accredited investor” as defined in Regulation D promulgated under the 1933 Act. No Seller is required to be registered as a broker-dealer under Section 15 of the 1934 Act, and no Seller is a broker-dealer. The Sellers are not purchasing the Parent Common Stock and the Parent Common Stock were not offered to the Sellers by means of any form of general or public solicitation or general advertising, or publicly disseminated advertisements or sales literature, including (a) any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media, or broadcast over television or radio, or (b) any seminar or meeting to which the Sellers were invited by any of the foregoing means of communications. Without limiting the representations, warranties, agreements and covenants of Parent set forth in this Agreement or the Registration Rights Agreement, each Seller acknowledges that it has had the opportunity to review the books and records and other information regarding Parent that it has deemed necessary to make an informed investment decision with respect to the investment and has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of Parent concerning the terms and conditions of the acquisition of the Parent Common Stock and the merits and risks of investing in the Parent Common Stock; (ii) access to information about Parent and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that Parent possesses or can acquire without unreasonable effort or expense. Each Seller (together with his, her or its advisors, if any) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the prospective investment in the Parent Common Stock. Each Seller has sought such accounting, legal and tax advice as it has considered necessary to make an informed decision with respect to its acquisition of the Parent Common Stock.

SECTION 5.22. No Other Representations or Warranties. The Seller Parties have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, condition (financial or otherwise) and prospects of Parent, which investigation, review and analysis was done by the Seller Parties and their respective representatives. In entering into this Agreement, each of the Seller Parties acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any representations or opinions (whether written or oral) of Parent or its Affiliates (except the specific representations made in Article VI). Except for the representations and warranties contained in Article VI and in the certificate delivered by the Parent pursuant to Section 10.2(e), each of the Seller Parties acknowledges that (a) none of Parent or any other Person on behalf of Parent makes any other representation or warranty, express or implied, written or oral, at law or in equity, with respect to Parent or its business, operations, assets, liabilities, results of operations, condition (financial or otherwise) or prospects, including with respect to (i) merchantability or fitness for any particular use or purpose or (ii) the probable success or profitability of Parent or the business thereof after the Closing and (b) except in the case of fraud, neither the Parent or any other Person will have or be subject to any liability or indemnification obligation to the Seller Parties or any other Person resulting from the distribution to the Seller Parties or any other Person, or their use of, any information provided in connection with the

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Transactions, including any information, documents, projections, forecasts or other material made available to them in certain “data rooms” or management presentations or in any other form in expectation of, or in connection with, the Transactions.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PARENT

Except as set forth in the Parent Disclosure Letter, or accurately disclosed in any report, schedule, form or document filed with, or furnished to, the SEC by Parent and publicly available during the period beginning on or after January 1, 2013 and ending five (5) days prior to the date hereof (other than any risk factor disclosure or forward-looking statements included in such reports, schedules, forms or documents and any other disclosures included therein to the extent that such statements are cautionary, predictive or forward-looking in nature), Parent represents and warrants to the Seller Parties that:

SECTION 6.1. Organization, Qualification and Corporate Power. Parent is an entity duly incorporated, validly existing and in good standing under the Laws of the Republic of the Marshall Islands. Parent has all requisite corporate power and authority and all Governmental Authorizations, directly or indirectly, to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Parent is duly qualified or licensed as a foreign corporation to do business, and is in good standing (where applicable) or has equivalent status, in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing or to have equivalent status would not have a Parent Material Adverse Effect. Each of (a) the third amended and restated articles of incorporation of Parent filed as Exhibit 1 to Parent’s Report on Form 6-K filed with the SEC on October 15, 2012 and (b) the second amended and restated bylaws of Parent filed as Exhibit 3.1 to Parent’s Report on Form 6-K filed with the SEC on July 30, 2013, is currently in effect, true and complete and has not been amended, supplemented or otherwise modified as of the date hereof.

SECTION 6.2. Authorization.

(a) The execution, delivery and performance by Parent of this Agreement, the Registration Rights Agreement and the consummation by Parent of the Transactions are within the corporate powers of Parent and, except for the Transactions Approval (as defined below), have been duly authorized by all necessary corporate action on the part of Parent. The only votes of the holders of any of Parent’s capital stock necessary in connection with the Transactions are the affirmative vote of the holders of a majority of the shares of Parent Common Stock present (in person or by proxy) and voting at the Parent Stockholders Meeting to approve this Agreement, the Merger Agreement and the transactions contemplated hereby and thereby in accordance with the terms and conditions of the Merger Agreement (the “Transactions Approval”). This Agreement and the Registration Rights Agreement constitutes or will constitute a valid and binding agreement of Parent enforceable against it in accordance with its terms, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions.

(b) Assuming the accuracy of the representations and warranties set forth in Section 4.1(d), the execution, delivery and performance by Parent of this Agreement, the Registration Rights Agreement and the consummation by Parent of the Transactions require no action by or in respect of, or filing with, any Governmental Authority, other than compliance with any applicable requirements of the 1933 Act, the 1934 Act, any other applicable state or federal securities laws and the rules and requirements of Nasdaq, including the filing of the Parent Disclosure Documents with the SEC.

SECTION 6.3. Noncontravention. The execution, delivery and performance by Parent of this Agreement, the Registration Rights Agreement and the consummation by Parent of the Transactions do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the articles of incorporation

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or bylaws (or comparable organization documents, as applicable) of Parent or its Subsidiaries, (ii) assuming compliance with the matters referred to in Section 6.2(b), contravene, conflict with, or result in a violation or breach of any provision of any applicable Law, (iii) assuming compliance with matters referred to in Section 6.2(b), require any consent or other action by any Person under, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to Parent or its Subsidiaries under any provision of any material Contract to which Parent or its Subsidiaries is a party or any Governmental Authorization of Parent or its Subsidiaries, or (iv) result in the loss of, or creation or imposition of any Lien, other than Parent Permitted Liens, on any asset of the Parent or its Subsidiaries.

SECTION 6.4. Fees. Except for Evercore Group L.L.C., whose fees will be paid by Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission in connection with this Agreement, the Registration Rights Agreement or the Transactions. Parent has furnished to Representatives of the Companies true, correct and complete copies of engagement letters relating to any such services, and there have been no amendments or revisions to such engagement letters.

SECTION 6.5. Capitalization of Parent.

(a) The authorized capital stock of Parent consists of (i) 300,000,000 shares of common stock, par value $0.01 per share (the “Parent Common Stock”) and (ii) 25,000,000 shares of preferred stock, par value $0.01 per share (“Parent Preferred Stock”). As of the date of this Agreement, (i) 29,493,769 shares of Parent Common Stock are issued and outstanding, and (ii) no shares of Parent Common Stock are held in the treasury of Parent. As of the date hereof, no shares of Parent Preferred Stock are issued and outstanding. All outstanding shares of capital stock of Parent and all shares of Parent Common Stock to be issued to the Sellers pursuant to this Agreement have been duly authorized. All outstanding shares of capital stock of Parent have been, and, upon issuance, all shares of Parent Common Stock to be issued to the Sellers pursuant to this Agreement will be, validly issued and fully paid and nonassessable, and free of preemptive or similar rights under any provision of the MIBCA and the articles of incorporation or bylaws of Parent or any agreement to which Parent is a party or otherwise bound.

(b) No antidilution or similar adjustments with respect to any Parent Securities will occur or be required as a result of the issuance and sale of the Parent Common Stock to the Sellers pursuant to this Agreement. Assuming the accuracy of the representations and warranties set forth in Section 5.21, the offer and sale of the Parent Common Stock to the Sellers pursuant to this Agreement shall be qualified or exempt from the registration requirements of the 1933 Act and the registration and/or qualification requirements of all applicable state securities Laws.

(c) There is no outstanding Indebtedness of Parent or any of its Subsidiaries having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which stockholders of Parent may vote.

(d) Except as set forth in Section 6.6(d-1) of the Parent Disclosure Letter, as of the date hereof, there are no issued, reserved for issuance or outstanding (i) shares of capital stock of or other voting securities of or ownership interests in Parent, (ii) securities of Parent convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of or ownership interests in Parent, (iii) warrants, calls, options or other rights to acquire from Parent, or other obligation of Parent to issue, any capital stock or other voting securities or ownership interests in or any securities convertible into or exchangeable or exercisable for capital stock or other voting securities or ownership interests in Parent, or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of

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Parent (the items in clauses (i) through (iv) being referred to collectively as the “Parent Securities”). There are no outstanding obligations of Parent to repurchase, redeem or otherwise acquire any of the Parent Securities. Except for the Oaktree Stockholders Agreement and the Pappas Stockholders Agreement (each, as defined in the Merger Agreement), Parent is not a party to any voting agreements, voting trusts, proxies or other similar agreements or understandings with respect to the voting of any shares of Parent Common Stock or other Parent Securities. Except as may be required by applicable securities Laws and regulations and other than Parent’s third amended and restated articles of incorporation and second amended and restated bylaws currently in effect, Parent is not bound by any obligations or commitments of any character restricting the transfer of, or, except as set forth in Section 6.6(d-2) of the Parent Disclosure Letter, requiring the registration for sale of, any shares of Parent Common Stock or other Parent Securities.

SECTION 6.6. Subsidiaries.

(a) Section 6.7(a) of the Parent Disclosure Letter sets forth a complete and correct list of each Subsidiary of Parent together with the jurisdiction of incorporation or formation of each such Subsidiary, the form of organization of each such Subsidiary, the authorized and issued capital stock, voting securities or other ownership interests of each such Subsidiary and the name of each holder thereof.

(b) Each Subsidiary of Parent has been duly organized, is validly existing and in good standing (except with respect to jurisdictions that do not recognize the concept of good standing) under the Laws of the jurisdiction of its incorporation or formation, and has all requisite power, Governmental Authorizations and authority to own, lease and operate its properties and to carry on its business as now conducted, except where the failure to be in good standing or possess such Governmental Authorizations would not have a Parent Material Adverse Effect. Each such Subsidiary of Parent is duly qualified or licensed as a foreign corporation or other entity to do business, and is in good standing in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Parent Material Adverse Effect. Parent has heretofore made available to the Seller Parties true and complete copies of the articles of incorporation, bylaws, certificates of formation, certificate of incorporation, limited liability company agreement (or comparable organization documents, as applicable) of each of its Subsidiaries.

(c) All of the outstanding shares of capital stock of, or voting securities of, or other ownership interests in, each Subsidiary of Parent, is owned by Parent directly or indirectly, free and clear of any Liens (other than Parent Permitted Liens). There are no issued, reserved for issuance or outstanding (i) securities of any of Parent’s Subsidiaries convertible into, or exchangeable or exercisable for, shares of capital stock or other voting securities of, or ownership interests in, any Parent Subsidiary, (ii) warrants, calls, options or other rights to acquire from any of Parent’s Subsidiaries, or other obligations of any of Parent’s Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable or exercisable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of Parent, or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of Parent (the items in clauses (i) through (iii), together with all of the outstanding capital stock of, or other voting securities of, or ownership interests in, each Subsidiary of Parent, being referred to collectively as the “Parent Subsidiary Securities”). Except as set forth in Section 6.7(c) of the Parent Disclosure Letter, none of the Subsidiaries of Parent owns, directly or indirectly, any equity or other ownership interests in any Person, except for other Subsidiaries of Parent as set forth in Section 6.7(a) of the Parent Disclosure Letter. There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Parent Subsidiary Securities. Except as set forth in Section 6.7(c) of the Parent Disclosure Letter, neither Parent nor the Subsidiaries of Parent are subject to any obligation or requirement to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Person.

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SECTION 6.7. Borrowed Indebtedness and Cash. The aggregate outstanding Borrowed Indebtedness, and the aggregate cash and cash equivalents, of Parent and its Subsidiaries as of March 31, 2014 is set forth in Section 6.24 of the Parent Disclosure Letter.

SECTION 6.8. Representations and Warranties. Sections 6.2(b), 6.4, 6.8 through 6.20, 6.22, 6.23 and 6.25 (the “Parent Merger Representations”) of the Merger Agreement are hereby incorporated into this Agreement, mutatis mutandis, and Parent hereby makes the Parent Merger Representations to the Seller Parties.

ARTICLE VII

CONDUCT PENDING THE CLOSING

SECTION 7.1. Operation of the Business.

(a) Except (A) as set forth in Section 7.1(a) of the Seller Disclosure Letter, (B) as expressly required by this Agreement, or (C) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed; provided, that Parent shall respond as soon as reasonably practicable in the manner set forth in the last sentence of this Section 7.1 and shall be deemed to have consented if it does not respond within five (5) Business Days following receipt of the Seller Representative’s written request for such response), from the date hereof until the Closing, each of the Companies shall, and the Seller Parties shall cause each of the Companies to, carry on its business in the ordinary course and in a manner consistent with past practice and to use its commercially reasonable efforts to (i) preserve intact its present business organization, goodwill and material assets, (ii) maintain in effect all Governmental Authorizations required to carry on its business as now conducted, (iii) keep available the services of its present officers and employees, if any (provided that they shall not be obligated to increase the compensation of, or make any other payments or grant any concessions to, such officers and employees), and (iv) preserve its present relationships with customers, suppliers and other Persons with which it has a business relationship (provided, that they shall not be obligated to make any payments or grant any concessions to such Persons other than payments in the ordinary course consistent with past practice).

(b) Without limiting the generality of Section 7.1(a), except (A) as set forth in Section 7.1(b) of the Seller Disclosure Letter, (B) as expressly required by this Agreement, or (C) with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed; provided, that Parent shall respond as soon as reasonably practicable in the manner set forth in the last sentence of this Section 7.1 and shall be deemed to have consented if it does not respond within five (5) Business Days following receipt of the Seller Representative’s written request for such response), from the date hereof until the Closing, each of the Companies shall not, and the Seller Parties shall cause the Companies not to, do any of the following:

(i) amend its certificate of incorporation, articles of incorporation, bylaws or other comparable charter or organizational documents (whether by merger, consolidation or otherwise);

(ii) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, any of its equity or equity-linked securities, (B) split, combine or reclassify any of its equity or equity-linked securities, (C) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, any of its equity or equity-linked securities, (D) purchase, redeem or otherwise acquire any of its equity or equity-linked securities, or (E) take any action that would result in any material amendment, modification or change of any term of, or material default under, any Indebtedness of any Company;

(iii) (A) issue, deliver, sell, grant, pledge, transfer, subject to any Lien or otherwise encumber or dispose of, any of its equity or equity-linked securities, or (B) amend any term of any of its equity or equity-linked securities (in each case, whether by merger, consolidation or otherwise);

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(iv) accelerate or delay (A) the payment of any accounts payable or other liability or (B) the collection of notes or accounts receivable, in each case, other than in the ordinary course of business consistent with past practice;

(v) incur more than $1,000,000 of capital expenditures, in the aggregate (other than capital expenditures constituting extras under a Material Contract for Newbuildings);

(vi) acquire or commit to acquire (A) all or any substantial portion of a business or Person or division thereof (whether by purchase of stock, purchase of assets, merger, consolidation, or otherwise), or (B) any assets or properties involving a price in excess of $1,000,000 in the aggregate, other than pursuant to Material Contracts existing as of the date hereof;

(vii) enter into any contract, that, if in existence on the date hereof, would be a Material Contract, or materially amend, modify, extend or terminate any Material Contract or any Interested Party Transaction (other than renewals of any Material Contracts in the ordinary course of business, the expiration of any such Contract in accordance with its terms, and the termination of any such Contract in connection with any breach by the applicable counterparty);

(viii) sell, lease, license, pledge, transfer, subject to any Lien or otherwise dispose of, any of its assets or properties except (A) sales of used equipment in the ordinary course of business consistent with past practice, (B) Permitted Liens incurred in the ordinary course of business consistent with past practice;

(ix) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any Company or enter into any agreement with respect to the voting of its capital stock or other securities held by any Company;

(x) (A) grant to any current or former director, officer, employee or consultant any increase or enhancement in compensation, bonus or other benefits, (B) grant to any current or former director or executive officer or employee any right to receive severance, change in control, retention or termination pay or benefits or any increase in severance, change of control or termination pay or benefits, except to the extent required under applicable Law or existing Company Benefit Plans or existing policy, or (C) adopt, enter into or amend or commit to adopt, enter into or amend any Company Benefit Plan except for amendments as required under applicable Law or pursuant to the terms of such plan;

(xi) except as required by GAAP or Regulation S-X under the 1934 Act, make any change in any method of accounting principles, method or practices;

(xii) (A) incur or issue any Indebtedness (other than accrual of interest and drawdowns under Material Contracts existing as of the date hereof), (B) make any loans, advances or capital contributions to, or investments in, any other Person (other than pursuant to Material Contracts existing as of the date hereof), or (C) repay or satisfy any Indebtedness other than repayment of Indebtedness in accordance with the terms thereof;

(xiii) change any method of Tax accounting, make or change any material Tax election, file any material amended return, settle or compromise any material Tax liability, fail to complete and file, consistent with past practice, all Tax Returns required to be filed by any Company, fail to pay all amounts shown due on such Tax Returns, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes, enter into any closing agreement with respect to any material Tax, surrender any right to claim a material Tax refund, offset or otherwise reduce Tax liability or take into account on any Tax Return required to be filed prior to the Closing any adjustment or benefit arising from the Transactions;

(xiv) institute, settle, or agree to settle any action, suit, litigation, investigation or proceeding pending or threatened before any arbitrator, court or other Governmental Authority, in each case in excess of $300,000 or that imposes material injunctive or other non-monetary relief;

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(xv) disclose, or consent to the disclosure of, any of its trade secrets or other proprietary information, other than in the ordinary course of business consistent with past practice and pursuant to an appropriate non-disclosure agreement;

(xvi) waive, release or assign any claims or rights having a value of $300,000 individually or $1,000,000 in the aggregate;

(xvii) fail to use commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by any Company, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums or less are in full force and effect; provided that none of the Companies shall obtain or renew any insurance (or reinsurance) policy for a term exceeding twelve (12) months;

(xviii) directly or indirectly (A) purchase or construct any vessel or enter into any Contract for the purchase or construction of any vessel, other than pursuant to Material Contracts existing as of the date hereof, (B) sell or otherwise dispose of the Owned Vessel, or enter into any contract for the sale or disposal of the Owned Vessel, (C) enter into any contract for the bareboat or time charter-out of the Owned Vessel, (D) defer scheduled maintenance of the Owned Vessel, or (E) depart from any normal drydock and maintenance practices or discontinue replacement of spares in operating the Owned Vessel, provided, that none of the Companies will enter into any contract for the drydocking or repair of the Owned Vessel where the estimated cost thereof is in excess of $1,000,000 unless, in the case of this clause (E), such work is set forth in Section 7.1(b) of the Seller Disclosure Letter, or cannot prudently be deferred and is required to preserve the safety and seaworthiness of the Owned Vessel; or

(xix) authorize or enter into a Contract or arrangement to take any of the actions described in clauses (i) through (xviii) of this Section 7.1(b).

If a Seller Party or any Company desires to take an action which would be prohibited pursuant to this Section 7.1 without the written consent of Parent, prior to taking such action the Seller’s Representative may request such written consent of Parent by sending an e-mail to all of the individuals set forth in Section 7.1 of the Parent Disclosure Letter. Any of the individuals set forth in Section 7.1 of the Parent Disclosure Letter may grant consent on behalf of Parent to the taking of any action that would otherwise be prohibited pursuant to this Section 7.1 by e-mail or such other notice that complies with the provisions of Section 12.2.

SECTION 7.2. Transfer of Shares. Until the termination of this Agreement in accordance with Article XI hereof or except as otherwise contemplated by this Agreement, none of the Sellers shall sell, dispose of or otherwise transfer, directly or indirectly, any Shares.

SECTION 7.3. Access to Information. After the date hereof until the Closing and subject to applicable Law and the Confidentiality Agreement, dated as of February 3, 2014, among Parent, Oceanbulk Shipping LLC and Oceanbulk Carriers LLC (the “Confidentiality Agreement”) the terms of which the Seller Parties hereby agree to be bound by as if a party thereto and to which Parent hereby agrees to be bound as if the Seller Parties were the disclosing party thereunder, the Seller Parties and Parent shall (i) give each other and their respective counsel, financial advisors, auditors and other authorized representatives, upon reasonable notice, reasonable access to the offices, properties, books and records of Parent, its Subsidiaries and the Companies, as applicable; provided, however, that any such access shall be conducted during normal business hours in a manner not to interfere with the businesses or operations of the Companies or Parent, as applicable, and without the prior written consent of the other applicable party, none of Parent, the Seller Parties, the Companies nor any of their Affiliates will contact any employee, customer, landlord, supplier, distributor or other material business relation of the other

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party or its Subsidiaries (in each case, in their capacity as such) prior to the Closing (other than contacts in the ordinary course of business unrelated to the Transactions), (ii) furnish to each other and their respective counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request, and (iii) instruct the employees, counsel, financial advisors, auditors and other authorized representatives of Parent, its Subsidiaries, the Seller Parties and the Companies, as applicable, to cooperate with Parent and the Seller Parties in the matters described in clauses (i) and (ii) above. Notwithstanding anything to the contrary in this Agreement, no party shall be required to provide such access or disclose any information if doing so is reasonably likely to (A) result in a waiver of attorney-client privilege, work product doctrine or similar privilege or (B) violate any Contract to which it is a party to which it is subject or applicable Law.

SECTION 7.4. Litigation.

(a) Parent shall promptly advise the Sellers’ Representative of any Action commenced or, to the Knowledge of Parent, threatened against or involving Parent, any of its Subsidiaries or any of its officers or directors, or the Special Committee, relating to this Agreement, the Registration Rights Agreement or the Transactions and shall keep the Sellers’ Representative informed and consult with the Sellers’ Representative regarding the status of such Action on an ongoing basis. Parent shall, and shall cause its Subsidiaries to, cooperate with and give the Sellers’ Representative the opportunity to consult with respect to the defense or settlement of any such Action, and shall not agree to any settlement without the prior written consent of the Sellers’ Representative.

(b) The Sellers’ Representative shall promptly advise Parent of any Action commenced or, to the Knowledge of Sellers, threatened against or involving any of the Seller Parties or any of the Companies or any of their respective officers or directors, relating to this Agreement, the Registration Rights Agreement or the Transactions and shall keep Parent informed and consult with Parent regarding the status of the Action on an ongoing basis. Each of the Seller Parties (including the Sellers’ Representative) and the Companies shall cooperate with and give Parent the opportunity to consult with respect to the defense or settlement of any such Action, and shall not agree to any settlement without the prior written consent of Parent.

ARTICLE VIII

COVENANTS OF PARENT AND THE SELLER PARTIES

SECTION 8.1. Obligations of Seller Parties. The Holdco shall take all action necessary to cause the Sellers to perform their respective obligations under this Agreement and to consummate the Transactions on the terms and conditions set forth in this Agreement and shall be liable for any breach of this Agreement by the Sellers.

SECTION 8.2. Stock Exchange Listing. Parent shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of Nasdaq to ensure that the shares of Parent Common Stock comprising the Aggregate Consideration are listed on Nasdaq prior to or as of the Closing.

SECTION 8.3. Registration Rights Agreement; Opinion. At or prior to the Closing, Parent and the Holdco shall execute and deliver the Registration Rights Agreement. At or prior to the Closing, Parent shall deliver to the Sellers a true and correct copy of an opinion issued by Seward & Kissel in form and substance reasonably satisfactory to the Sellers that when the shares of Parent Common Stock are issued as contemplated in this Agreement, they will be validly issued, fully paid and non-assessable (the “S&K Opinion”).

SECTION 8.4. Affiliate Contracts. Except as set forth in Section 8.6 and except as set forth in Section 5.19 of the Seller Disclosure Letter, at or prior to the Closing, after giving at least three (3) Business Days’ prior notice to Parent, each of the Seller Parties shall (and shall cause their respective Affiliates to) terminate any

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Contract or transaction between any Seller Party (or any Affiliate thereof), on the one hand, and any Company, on the other hand (an “Affiliate Contract”), or amend such Affiliate Contract so as to eliminate any further liability or obligation of any Company thereunder, and shall provide to the Parent evidence of such termination in form and substance reasonably satisfactory to the Parent, unless Parent provides written notice to the Sellers’ Representative prior to the end of the 3 Business Day period that it does not object to the continuation of such Contract or transaction.

SECTION 8.5. Retention of Parent Common Stock.

(a) Without the prior written consent of Parent (which consent may be withheld in its sole discretion), except as set forth in Section 8.5(c), no Seller will, directly or indirectly, other than distributions to the Holdco, in which case the Holdco will be subject to the provisions of this Section 8.5, during the period beginning on the date hereof and ending on the Survival Date (the “Subject Shares Release Date”), (i) offer, issue, assign, pledge, hypothecate, grant a security interest in, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale, or otherwise transfer, encumber or dispose of any of the Subject Shares or (ii) enter into any swap or other agreement or arrangement (including a monetization arrangement or hedging or similar transaction) that transfers, in whole or in part, any of the economic consequences of ownership of the Subject Shares, whether any such transaction described in clause (i) or (ii) above (each, a “Transfer”) is to be settled by delivery of shares of Parent Common Stock or other securities convertible into Parent Common Stock, in cash or otherwise provided, however, that if at the Subject Shares Release Date there is an outstanding claim for indemnification pursuant to Section 12.1(b) that has been asserted pursuant to a valid notice of claim delivered in good faith by Parent pursuant to Section 12.1(e) but has not been satisfied by such date, a number of Subject Shares reasonably sufficient to satisfy such claim shall be retained by the Sellers and remain subject to the restrictions of this Section 8.5 until such claim is resolved. It is understood that (A) any securities issued to a Seller upon any exchange, stock split, stock dividend, recapitalization or the like in respect of the Subject Shares shall be considered part of the “Subject Shares” and shall be subject to the terms of this Section 8.5 in the same manner, and shall be restricted for the same period, as the Subject Shares in respect of which they were issued and (B) the restrictions set forth in this Section 8.5 shall not apply to any Transfer of any shares of Parent Common Stock owned by a Seller that is in excess of such Seller’s Subject Shares.

(b) As used herein, the “Subject Shares” shall mean the excess of (i) 359,273 of the shares of Parent Common Stock delivered to each Seller at Closing over (ii) a number of shares of Parent Common Stock equal to the aggregate amount of any cash payments made by such Seller to a Parent Indemnified Person pursuant to Section 12.1(b) as of such date divided by the Per Share Price.

(c) Notwithstanding anything to the contrary in this Section 8.5, without limitation of any restrictions on Transfer (if any) set forth in the Pappas Stockholders Agreement, either Seller shall be entitled to Transfer all or a portion of their Subject Shares without Parent’s prior written consent if either:

(i) the greater of (x) the net proceeds received upon the Transfer of such Subject Shares and (y) the Per Share Price multiplied by the number of such Subject Shares is placed by such Seller into an escrow account reasonably acceptable to Parent until the Subject Shares Release Date to satisfy such Seller’s indemnification obligations pursuant to Section 12.1(b); or

(ii) such Seller causes to be delivered to Parent a guaranty of such Seller’s indemnification obligations pursuant to Section 12.1(b) from a Person with liquidity characteristics and a net worth reasonably satisfactory to the Special Committee (on behalf of Parent), which guaranty shall be in form and substance reasonably satisfactory to the Special Committee (on behalf of Parent). Without limiting the generality of the foregoing, such prospective guarantor must own assets with liquidity characteristics that are the same or better than the liquidity characteristics of the Subject Shares. Substantially concurrently with the delivery of such guaranty, the parties hereto shall cause any amounts placed by such Seller into escrow pursuant to the preceding clause (i) to be released to such Seller.

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(d) Each Seller hereby authorizes Parent and any duly appointed transfer agent to apply an appropriate legend to any certificates or book entries representing the Subject Shares to reflect the existence and general terms of this Section 8.5. Each Seller also agrees and consents to the entry of stop transfer instructions with Parent’s transfer agent against the transfer of any Subject Shares held by such Seller except in compliance with the restrictions contained herein. Parent, and any duly appointed transfer agent for the registration or transfer of the Subject Shares, are hereby authorized to decline to make or recognize any transfer of Subject Shares or other transaction relating to the Subject Shares if such transfer or transaction would constitute a violation or breach of this Section 8.5.

SECTION 8.6. Management Agreements. The Seller Parties shall (or shall cause Oceanbulk Maritime, S.A. to) consent to the termination of any existing ship management agreement to which it (or Oceanbulk Maritime, S.A.) is the ship manager with respect to the Owned Vessel that as of the date hereof is not managed by Parent or any of its Subsidiaries, which termination shall be effective no later than 60 days after the Closing. From the date hereof until no later than 60 days after the Closing, Parent shall pay no more than $750 per day as a management fee for such Owned Vessel for which services are provided under such management agreement following the Closing, and the Seller Parties shall (or shall cause Oceanbulk Maritime, S.A. to) agree to waive all other fees (including without limitation termination fees designated as “severance” pursuant to the terms of such ship management agreement), costs or expenses that are payable by Parent to the Seller Parties or Oceanbulk Maritime S.A. under such management agreement for services provided prior to or, as the case may be, following the Closing or that otherwise arise from the consummation of the Transactions, provided, that Parent shall be responsible for (i) any crew severance fees incurred as a result of such termination (but Oceanbulk Maritime S.A. and the Seller Parties agree that they shall take no actions that would result in such crew severance fees) and (ii) any out-of-pocket costs and expenses of the applicable manager related to such Owned Vessel.

ARTICLE IX

COVENANTS OF THE PARTIES

SECTION 9.1. Covenants of Parties. Parent hereby agrees to comply with its covenants and agreements set forth in the Merger Agreement, including Sections 7.1, 7.2, 7.6, 8.1, 8.6, 8.10 and 9.1 of the Merger Agreement, which sections shall apply mutatis mutandis to this Agreement. Each of the Seller Parties shall furnish all information concerning such Seller Party and its Affiliates to Parent required to be included in the Proxy Statement (as defined in the Merger Agreement), and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement.

SECTION 9.2. Regulatory Undertaking.

(a) Subject to the terms and conditions of this Agreement, the parties hereto shall, and cause their respective Affiliates to, use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Transactions, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other Third Party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents that are necessary, proper or advisable to consummate the Transactions, including the Parent Disclosure Documents, (ii) obtaining and maintaining any approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate the Transactions, (iii) making any other submissions required in connection with the consummation of the Transactions under the 1933 Act, the 1934 Act, the MIBCA, applicable state or federal securities laws or the Nasdaq rules and regulations and (iv) taking or causing to be taken all other actions necessary, proper or advisable consistent with this Section 9.2 to cause the expiration of the applicable waiting periods, or receipt of required consents, approvals or authorizations under such Laws as soon as practicable; provided that the obligations set forth in this sentence shall not be deemed to have been breached as a result of actions by Parent or its Subsidiaries expressly permitted by Sections 7.6(b) or 9.1 of the Merger Agreement.

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(b) Notwithstanding anything in this Section 9.2 or otherwise in this Agreement, none of the parties hereto shall be required or permitted, without the prior written consent of all of the parties hereto, to consent to any requirement, condition, limitation, understanding, agreement or order of a Governmental Authority (x) to sell, divest, license, assign, transfer, hold separate or otherwise dispose of any material portion of the assets or business of such party or any of their respective Subsidiaries, or (y) that materially limits the freedom of action with respect to, or ability to retain, any of the businesses, services, or assets of such party or any of their respective Subsidiaries, in order to be permitted by such Governmental Authority to consummate the Transactions.

SECTION 9.3. Certain Filings. The parties hereto shall cooperate and consult with each other in connection with the making of all such filings and notifications, including by providing copies of all relevant documents to the non-filing party and its advisors before filing and shall cooperate in determining whether any action by or filing with or approvals, consents, registrations, permits, authorizations and other confirmations are required in connection with the consummation of the Transactions. No party shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the Transactions at the behest of any Governmental Authority without the consent of the other parties to this Agreement, which consent shall not be unreasonably withheld, delayed or conditioned.

SECTION 9.4. Public Announcements. Subject to Section 7.6 of the Merger Agreement, Parent and the Sellers’ Representative shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution) or making any other public statement, or scheduling any press conference or conference call with investors or analysts, with respect to this Agreement or the Transactions and neither the Seller Parties nor Parent shall issue any such press release or make any such other public statement (including statements to the employees of any Company or Parent, as the case may be, or any of their respective Subsidiaries) or schedule any such press conference or conference call without the consent of Parent (in the case of the Seller Parties) or the Sellers’ Representative (in the case of Parent). Notwithstanding the foregoing, (a) the parties hereto each hereby consent to the filing of Parent’s Form 6-K on the date of this Agreement in the form previously provided by Parent to the Seller’s Representative and (b) that nothing herein will prohibit the making of any public statement or press release to the extent that it is required by applicable Law or any listing agreement with or rule of any national securities exchange or association, in which case, the party making such determination will, if practicable in the circumstances, use reasonable commercial efforts to allow the other parties reasonable time to comment on such release or announcement in advance of its issuance.

SECTION 9.5. Further Assurances. From and after the Closing, upon the request of a party, the other parties will execute and deliver such instruments, documents or other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement (it being understood that such instruments shall not require the Sellers or any other Person to make any representations, warranties, covenants or agreements not expressly set forth in this Agreement).

SECTION 9.6. Notices of Certain Events. Prior to the Closing or the earlier termination of this Agreement in accordance with Section 11.1, each of the Sellers’ Representative (on behalf of the Seller Parties) and Parent shall promptly notify the other if to the Knowledge of Sellers or the Knowledge of Parent, as the case may be:

(a) any written notice or other written communication is received from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the Transactions;

(b) any written notice or other written communication is received from any Governmental Authority in connection with the Transactions;

(c) any action, suit, claim, investigation or proceeding is commenced or, to the Knowledge of Sellers or the Knowledge of Parent, as the case may be, threatened against, relating to or involving or otherwise affecting any Company or Parent and any of its Subsidiaries, as applicable, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement;

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(d) any inaccuracy of any representation or warranty of such party contained in this Agreement occurs at any time during the term hereof that would or would reasonably be expected to cause any of the conditions set forth in Article X not to be satisfied;

(e) any failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder occurs that would or would reasonably be expected to cause any of the conditions set forth in Article X not to be satisfied; and

(f) any event occurs that has had a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable;

provided, that no notification provided in accordance with this Section 9.6 shall be deemed to cure any breach of any representation, warranty, covenant or agreement made in this Agreement.

SECTION 9.7. Transfer Taxes. The parties to this Agreement shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the Transactions (together with any related interests, penalties or additions to Tax, “Transfer Taxes”), and shall cooperate in attempting to minimize the amount of Transfer Taxes. From and after the Closing, Parent shall pay or cause to be paid all Transfer Taxes.

ARTICLE X

CONDITIONS TO THE CLOSING

SECTION 10.1. Conditions to Obligations of Each Party. The respective obligations of each party hereto to consummate the Transactions are subject to the satisfaction of the following conditions:

(a) all of the conditions to the closing of the Merger Agreement set forth in Article X thereof, including the Transactions Approval, shall have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions and the Merger shall have been consummated;

(b) no applicable Law preventing or prohibiting the consummation of the Transactions shall be in effect; and

(c) the shares of Parent Common Stock included in the Aggregate Consideration and shall have been approved for listing on Nasdaq, subject to completion of the Transactions.

SECTION 10.2. Conditions to Obligations of the Seller Parties. The obligations of the Seller Parties to consummate the Transactions are further subject to the satisfaction or waiver by the Seller Parties of the following conditions:

(a) (i) the representations and warranties of Parent contained in Section 6.1, Section 6.2, Section 6.5 and Section 6.6 of this Agreement (other than Section 6.5(a), the first sentence of Section 6.5(d), Section 6.6(a) and the first sentence of Section 6.6(c)) (disregarding all materiality and Parent Material Adverse Effect qualifications contained therein) shall be true and correct in all material respects as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct in all material respects as of such other time), and (ii) the representations and warranties of Parent contained in Section 6.5(a), the first sentence of Section 6.5(d), Section 6.6(a) and the first sentence of Section 6.6(c) of this Agreement shall be true and correct (except for de minimis exceptions) as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its

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terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct (except for de minimis exceptions) as of such other time) and (iii) all of the other representations and warranties of Parent contained in this Agreement or in any certificate or other writing delivered by Parent pursuant hereto (disregarding all materiality and Parent Material Adverse Effect qualifications contained therein) shall be true and correct as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct would not have a Parent Material Adverse Effect;

(b) Parent shall have performed and complied with in all material respects all of the covenants and obligations required to be performed or complied with by them under this Agreement on or prior to the Closing Date;

(c) from the date hereof and through the Closing Date, there shall not have occurred a Parent Material Adverse Effect;

(d) the Seller Parties shall have received the duly executed S&K Opinion and Parent shall have delivered to the Sellers’ Representative the other items to be delivered by Parent pursuant to Section 8.3;

(e) Parent shall have delivered to the Sellers’ Representative as of the Closing Date, a certificate, dated as of such date, executed by an executive officer of Parent to the effect that the conditions set forth in clauses (a), (b), (c) and (d) of this Section 10.2 have been satisfied as of the Closing Date; and

(f) Parent shall have delivered to the Sellers’ Representative as of the Closing Date, a certificate, dated as of such date, executed by an executive officer of Parent, certifying as to the aggregate outstanding Borrowed Indebtedness, and the aggregate cash and cash equivalents, of Parent and its Subsidiaries as of the Closing Date (without giving effect to the Transactions).

SECTION 10.3. Conditions to Obligations of Parent. The obligations of Parent to consummate the Transactions is further subject to the satisfaction or waiver by Parent of the following conditions:

(a) (i) the representations and warranties of the Seller Parties contained in Section 5.8(a)(ii) shall be true and correct in all respects, (ii) the representations and warranties of the Seller Parties contained in Article IV, Section 5.1, Section 5.3 (other than Section 5.3(a), the first sentence of Section 5.3(b) and Section 5.4) of this Agreement (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall be true and correct in all material respects as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct in all material respects as of such other time), (iii) the representations and warranties of Seller Parties contained in Section 5.3(a), the first sentence of Section 5.3(b), and Section 5.4 of this Agreement shall be true and correct (except for de minimis exceptions) as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct (except for de minimis exceptions) as of such other time), and (iv) all of the other representations and warranties of the Seller Parties contained in this Agreement or in any certificate or other writing delivered by Sellers’ Representative pursuant hereto (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall be true and correct as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct would not have an Company Material Adverse Effect;

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(b) all of the consents, authorizations, waivers, approvals, notices, expirations, filings and registrations set forth on Section 10.3(b) of the Seller Disclosure Letter shall have been obtained or made, as the case may be, in form and substance reasonably satisfactory to Parent, on or prior to, and shall be in full force and effect on, the Closing Date;

(c) each of the Seller Parties shall have performed and complied with in all material respects all of the covenants and obligations required to be performed by it under this Agreement on or prior to the Closing Date;

(d) from the date hereof through the Closing Date, there shall not have occurred a Company Material Adverse Effect;

(e) the Sellers’ Representative shall have delivered to Parent as of the Closing Date, a certificate, dated as of such date, executed by an executive officer of the Sellers’ Representative to the effect that the conditions set forth in clauses (a), (b), (c) and (d) of this Section 10.3 have been satisfied;

(f) the Sellers’ Representative shall have delivered to Parent duly signed resignations in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, of (i) all members of the board of directors of each Company of their positions as directors and (ii) of all the officers of the Company of their positions as officers; and

(g) the Sellers’ Representative shall have delivered to Parent as of the Closing Date, a certificate, dated as of such date, executed by an executive officer of Sellers’ Representative, certifying as to the aggregate outstanding Borrowed Indebtedness, and the aggregate cash and cash equivalents, of the Companies as of the Closing Date (without giving effect to the Transactions).

SECTION 10.4. Frustration of Closing Conditions. Neither Parent, on the one hand, nor the Seller Parties, on the other hand, may rely, either as a basis for not consummating the Transactions or for terminating this Agreement and abandoning the Transactions, on the failure of any condition set forth in Section 10.2 or Section 10.3, as the case may be, to be satisfied if such failure was caused by such party’s breach of any provision of this Agreement or failure to use its reasonable best efforts to consummate the Transactions as required by and subject to Section 9.2 and Section 9.5.

ARTICLE XI

TERMINATION; AMENDMENT; WAIVER

SECTION 11.1. Termination. This Agreement may be terminated any time prior to the Closing (notwithstanding the receipt of the Transactions Approval) (provided that approval of the Special Committee shall be necessary for termination by Parent, and the Special Committee may prosecute any Action related to this Agreement on behalf of Parent):

(a) by mutual written agreement of the Sellers’ Representative and Parent;

(b) by either the Sellers’ Representative or Parent, if:

(i) the Closing shall not have occurred on or before 14 days following the closing of the Merger (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 11.1(b)(i) shall not be available to any party whose breach of this Agreement has materially contributed to, or resulted in, the failure to consummate the Transactions on or prior to the End Date;

(ii) the Merger Agreement shall have been validly terminated; or

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(iii) there shall be any applicable Law that prohibits the Seller Parties or Parent from consummating the Transactions and such prohibition shall have become final and nonappealable; or

(c) by the Sellers’ Representative, if Parent shall have breached or failed to perform any of its covenants or obligations set forth in this Agreement, if any representation or warranty of Parent shall have become untrue, in each case which breach or failure to perform or to be true, individually or in the aggregate, has resulted or would reasonably be expected to result in a failure of a condition set forth in Section 10.2(a) or Section 10.2(b) (such circumstance, a “Material Parent Breach”), and such Material Parent Breach cannot be or, to the extent curable by Parent, has not been cured by the earlier of (1) the End Date and (2) twenty (20) days after the giving of written notice to Parent of such breach or failure; provided, that the Sellers’ Representative shall not have the right to terminate this Agreement pursuant to this paragraph if any Seller Party is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach would result in the failure of any of the conditions set forth in Section 10.3(a) or Section 10.3(c); and

(d) by Parent, if any of the Seller Parties shall have breached or failed to perform any of its covenants or obligations set forth in this Agreement, if any representation or warranty of any of the Seller Parties shall have become untrue, in each case which breach or failure to perform or to be true, individually or in the aggregate has resulted or would reasonably be expected to result in a failure of a condition set forth in Section 10.3(a) or Section 10.3(c) (such circumstance, a “Material Seller Breach”), and such Material Seller Breach cannot be or, to the extent curable by the Seller Parties, has not been cured by the earlier of (1) the End Date and (2) twenty (20) days after the giving of written notice to the Sellers’ Representative of such breach or failure; provided, that Parent shall not have the right to terminate this Agreement pursuant to this paragraph if Parent is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach would result in the failure of any of the conditions set forth in Section 10.2(a) or Section 10.2(b).

The party desiring to terminate this Agreement pursuant to this Section 11.1 (other than pursuant to Section 11.1(a)) shall give written notice of such termination to the other parties.

SECTION 11.2. Effect of Termination. If this Agreement is terminated pursuant to Section 11.1, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided, that if such termination shall result from the intentional breach by a party of its obligations hereunder, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure. For purposes hereof, an “intentional breach” means a material breach that is a consequence of an act undertaken by the breaching party with the intention of breaching the applicable obligation. The provisions of this Section 11.2 and Article XII (other than Section 12.1) shall survive any termination hereof pursuant to Section 11.1.

ARTICLE XII

INDEMNIFICATION; MISCELLANEOUS

SECTION 12.1. Indemnification.

(a) The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Closing, except that each of (i) the representations and warranties of the Seller Parties in Section 4.1(a) (Organization, Existence and Good Standing), Section 4.1(b) (Power and Authority), Section 4.1(c) (Enforceability) and Section 4.1(g) (Title to Shares) (the “Seller Fundamental Representations”) and (ii) each of (x) the representations and warranties of the Seller Parties in Section 5.1 (Organization, Qualification and Corporate Power), Section 5.3 (Capitalization), Section 5.4 (Subsidiaries), Section 5.10 (Indebtedness and Cash), and Section 5.18 (Fees) (the “Company Fundamental Representations”) and (y) the representations and warranties of Parent in Section 6.1 (Organization, Qualification and Corporate

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Power), Section 6.2 (Authorization), Section 6.4 (Fees), Section 6.5 (Capitalization of Parent), Section 6.6(a) and (c) (Subsidiaries) and Section 6.7 (Borrowed Indebtedness and Cash) (the “Parent Fundamental Representations”), shall survive for twelve (12) months after the Closing (the “Survival Date”). Each of the covenants and agreements set forth herein to be performed on or prior to the Closing Date shall survive until the Survival Date; provided, that the covenants and agreements contained herein requiring performance after the Closing shall survive the Closing in accordance with their terms. Notwithstanding the foregoing, if a valid notice of claim for indemnification relating to a breach of a Seller Fundamental Representation, a Company Fundamental Representation, a Parent Fundamental Representation or a covenant or agreement shall have been delivered in good faith in accordance with the terms of Section 12.1(e) on or prior to the Survival Date or such other applicable survival expiration date, the claims specifically set forth in such notice shall survive until such time as such claim is finally resolved.

(b) Subject to the limitations set forth herein, from and after the Closing, the Seller Parties shall jointly and severally save and keep Parent, its Affiliates (including the Companies) and each of their respective officers, directors, managers, partners, members, agents, representatives, successors, assigns and employees (collectively, the “Parent Indemnified Persons”) harmless against and from all Damages sustained or incurred by any Parent Indemnified Person as a result of, or arising out of, (i) any breach or inaccuracy of, as of the Closing Date (or, to the extent any such representation and warranty by its terms addresses matters only as of another specified time, as of such other time) any Seller Fundamental Representations, (ii) any breach or inaccuracy of, as of the Closing Date (or, to the extent any such representation and warranty by its terms addresses matters only as of another specified time, as of such other time) any of the Company Fundamental Representations, or (iii) any breach of any covenant or agreement made by a Seller Party under this Agreement (other than the covenants and agreements set forth in Section 9.6). “Damages” means all liabilities, obligations, liens, assessments, levies, losses, damages, fines, penalties and reasonable out-of-pocket costs of any investigation, response, or remedial or corrective action, whether or not arising from third party claims, including reasonable attorneys’ fees and expenses, in each case taking into account the interests held by the Sellers and their respective Affiliates in Parent; provided, that under no circumstances shall any Indemnified Person be entitled to be indemnified for special, consequential (including diminution in value, lost profits, lost revenues, business interruptions, or loss of business opportunity or reputation), indirect, multiple, punitive or other similar damages, except as finally awarded by a court of competent jurisdiction and actually paid to a Third Party pursuant to a Third Party Claim.

(c) From and after the Closing, Parent shall indemnify, save, and keep each of the Sellers and their respective Affiliates and each of their respective officers, directors, managers, partners, members, agents, representatives, successors, assigns and employees (collectively, “Seller Indemnified Persons,” and together with the Parent Indemnified Persons, the “Indemnified Persons” and each an “Indemnified Person”) harmless against and from all Damages sustained or incurred by any Seller Indemnified Person as a result of, or arising out of, (i) the breach or inaccuracy of, as of the Closing Date (or, to the extent any such representation and warranty by its terms addresses matters only as of another specified time, as of such other time) any of the Parent Fundamental Representations, or (ii) any breach of any covenant or agreement made by Parent under this Agreement (other than the covenants and agreements set forth in Section 9.6).

(d) Following the Closing, the Special Committee shall have the authority to institute and prosecute any Action on behalf of the Parent Indemnified Persons to enforce the terms of this Agreement, and on behalf of the Parent to defend any claim for indemnification against the Parent hereunder, and in connection therewith the Special Committee shall have the authority to retain such counsel (which may include current counsel to the Parent) and other advisors at the expense of the Parent as reasonably determined appropriate by the Special Committee. In the event that following the Closing no members of the Special Committee remain for any reason whatsoever, the directors of the Parent Board that are not nominees or designees of the Oaktree Seller or their respective Affiliates shall designate one or more Persons who shall not be an Affiliate, shareholder, member, manager or employee of a Seller, Parent or any of its Subsidiaries to fill such vacancies and each such Person shall be appointed as a member of the Special Committee.

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(e) Any claims for indemnification either by a Parent Indemnified Person or a Seller Indemnified Person shall be asserted and resolved in accordance with this Section 12.1(e).

(i) If a Parent Indemnified Person or a Seller Indemnified Person seeks indemnification under this Section 12.1, the Special Committee (in the case of indemnification claims sought by Parent Indemnified Persons) or the Sellers’ Representative (in the case of indemnification claims sought by Seller Indemnified Persons) shall (x) promptly, but in no event more than fifteen (15) calendar days following such party’s knowledge of any action, lawsuit, proceeding, investigation, or other claim against it (if by a third party) (collectively, “Third Party Claims”), give written notice to the Sellers’ Representative or the Special Committee, respectively, describing such claim for indemnification in reasonable detail and the amount of the estimated Damages, and (y) promptly upon discovering the Damages or facts giving rise to such claim for indemnification (to the extent not involving a third party), deliver a written notice to the Sellers’ Representative or the Special Committee, respectively, (A) describing such claim for indemnification in reasonable detail and the amount of the estimated Damages, (B) stating that the Indemnified Person has paid or properly accrued Damages or anticipates that it will incur liability for Damages for which such Indemnified Person is entitled to indemnification pursuant to this Agreement, and (C) the date such item was paid or accrued; provided, that any failure or delay in so notifying the Sellers’ Representative or Special Committee, as applicable, shall not relieve the Seller Parties or Parent of their obligations hereunder except to the extent such failure or delay shall have materially prejudiced the Seller Parties or Parent, respectively.

(ii) The Sellers’ Representative (in the case of indemnification claims sought by Parent Indemnified Persons) or the Special Committee (in the case of indemnification claims sought by Seller Indemnified Persons) shall be entitled to assume and control the defense of any Third Party Claim if the Sellers’ Representative or the Special Committee, respectively, shall give written notice to the Special Committee or the Sellers’ Representative, respectively, stating that it intends to assume such defense within 30 days after notice from the other party of such Third Party Claim. If the Sellers’ Representative or Special Committee assumes and controls the defense of any such Third Party Claim, (A) the applicable Indemnified Persons shall reasonably cooperate in the defense thereof, (B) the Special Committee (on behalf of the Parent Indemnified Persons) and the Sellers’ Representative (on behalf of the Seller Indemnified Persons) shall have the right, at their sole expense (provided, that the fees and expenses of such counsel employed by the Special Committee shall be at the expense of the Parent), to employ counsel separate from counsel employed by the Sellers’ Representative or the Special Committee, as applicable, in any such action and to participate in the defense thereof, but the Special Committee or the Sellers’ Representative, respectively, shall control the investigation, defense and settlement thereof, and (C) the Sellers’ Representative or Special Committee, as applicable, shall obtain the prior written consent of the Special Committee or Sellers’ Representative, respectively (which shall not be unreasonably withheld or delayed) before entering into any settlement of a claim or ceasing to defend such claim if, pursuant to or as a result of such settlement or cessation (x) injunctive or other equitable relief will be imposed against any Indemnified Person, or (y) such settlement does not expressly unconditionally release the Indemnified Persons from all Damages with respect to such claim and all other claims arising out of the same or similar facts and circumstances, with prejudice. The parties shall act in good faith in responding to, defending against, settling or otherwise dealing with Third Party Claims, and cooperate in any such defense and give each other reasonable access to all information relevant thereto. Whether or not the Sellers’ Representative or the Special Committee, as applicable, has assumed the defense of such Third Party Claim, the Indemnified Person shall not be entitled to indemnification hereunder with respect to any settlement entered into or any judgment consented to without the prior written consent of the Sellers’ Representative (in the case of indemnification claims sought by Parent Indemnified Persons), or the Special Committee (in the case of indemnification claims sought by Seller Indemnified Persons).

(iii) If the Sellers’ Representative (in the case of indemnification claims sought by Parent Indemnified Persons) or the Special Committee (in the case of indemnification claims sought by Seller Indemnified Persons) does not assume the defense of such Third Party Claim, the Indemnified Person will be entitled to assume such defense, at its sole cost and expense (unless the Indemnified Person incurs Damages with

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respect to the matter in question for which the Indemnified Person is entitled to indemnification pursuant to this Section 12.1, in which case the Indemnified Person shall be entitled to indemnification with respect to such costs and expenses pursuant to this Section 12.1), upon delivery of notice to such effect to the Sellers’ Representative or the Special Committee, as applicable; provided, however, that the Sellers’ Representative or the Special Committee, as applicable, (A) shall have the right to participate in the defense of the Third Party Claim at its sole cost and expense; (B) may at any time thereafter assume defense of the Third Party Claim; and (C) shall not be obligated to indemnify the Indemnified Person hereunder for any settlement entered into or any judgment consented to without the prior written consent of the Sellers’ Representative (in the case of indemnification claims sought by Parent Indemnified Persons) or the Special Committee (in the case of indemnification claims sought by Seller Indemnified Persons).

(f) Notwithstanding anything to the contrary herein, except with respect to fraud, the indemnification provisions of this Section 12.1 shall be the sole and exclusive remedy of the parties following the Closing for any and all breaches or alleged breaches of any representations, warranties, covenants or agreements (whether written or oral) of the parties and for any and all other claims arising under, out of or related to this Agreement or the negotiation or execution hereof, and no party or any of its respective Affiliates (including, in the case of Parent after the Closing, the Companies) shall have any other entitlement, remedy or recourse, at law or in equity, whether in contract, tort or otherwise, it being agreed that all of such other remedies, entitlements and recourse are expressly waived and released by the parties, on behalf of themselves and their respective Affiliates (including, in the case of Parent after the Closing, the Companies), to the fullest extent permitted by Law; provided, that nothing in this Section 12.1(f) shall limit the right of any party to specific performance pursuant to Section 12.13.

SECTION 12.2. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

if to Parent or the Special Committee, to:

Transaction Committee

Attention: Roger Schmitz / Tom Søfteland

c/o Star Bulk Carriers Corp.

Aethrion Center

40, Agiou Konstantinou Str., Maroussi 15124, Athens, Greece

Email: tom@spinnaker.as

and

c/o Monarch Alternative Capital

535 Madison Ave., Floor 26

New York, NY 10022

Email: roger.schmitz@monarchlp.com

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 W. 52nd St.

New York, New York 10019

Attention: Steven A. Cohen, Esq. / Ante Vucic, Esq.

Facsimile No.: (212) 403-2000

and

Seward & Kissel LLP

One Battery Park Plaza

New York, NY 10004

Attention: James Abbott, Esq. / Robert E. Lustrin, Esq.

Facsimile No.: (212) 480-8421

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if to the Seller Parties or the Sellers’ Representative, to:

Mirach Shipping Company Limited

Bluesea Invest and Holding Limited

Mirabel Shipholding & Invest Limited

c/o Sophia Damigou

Legal Counsel

Aethrion Centre

40, Agiou Konstantinou A v,

151 24 Maroussi,

Greece

Email: sdamigou@oceanbulk.gr

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

Attention: Kenneth M. Schneider, Esq. / Neil Goldman, Esq.

Facsimile No.: (212) 492-0303

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day.

SECTION 12.3. Amendments and Waivers.

(a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that (i) any such amendment or waiver on behalf of Parent shall require the approval of a majority of the Special Committee, and (ii) after the Transactions Approval has been obtained there shall be no amendment or waiver that would require the further approval of the stockholders of Parent under the MIBCA unless such amendment is subject to stockholder approval.

(b) No waiver shall be construed as a waiver of any subsequent breach or failure of the same term or condition, or a waiver of any other term or condition of this Agreement. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as set forth in Section 12.1(f), the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law.

SECTION 12.4. Expenses. Except as expressly otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such cost or expense.

SECTION 12.5. Exhibits; Disclosure Letters. All Exhibits annexed hereto are hereby incorporated in and made a part of this Agreement as if set forth in full herein. References to this Agreement shall include the Seller Disclosure Letter and the Parent Disclosure Letter. The parties hereto agree that any reference in a particular Section of the Seller Disclosure Letter or Parent Disclosure Letter, as applicable, shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the applicable representations and warranties (or applicable covenants) that are contained in the corresponding Section of this Agreement and any other representations and warranties that are contained in this Agreement to which the relevance of such item thereto is

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reasonably apparent on its face or specified herein. The mere inclusion of an item in Seller Disclosure Letter or Parent Disclosure Letter, as applicable, as an exception to (or, as applicable, a disclosure for purposes of) a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item would have a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable or establish any standard of materiality to define further the meaning of such terms for purposes of this Agreement.

SECTION 12.6. Waiver. Subject to Section 12.3 hereof, at any time prior to the Closing, whether before or after the Parent Stockholders Meeting, Parent (only with the approval of the Special Committee) may (a) extend the time for the performance of any of the covenants, obligations or other acts of the Seller Parties, or (b) waive any inaccuracy of any representations or warranties or compliance with any of the agreements or covenants of the Seller Parties or with any conditions to its own obligations. Any agreement on the part of Parent to any such extension or waiver will be valid only if such waiver is set forth in an instrument in writing signed on behalf of Parent by its duly authorized officer and signed by a member of the Special Committee (on behalf of the Special Committee). Subject to Section 12.3 hereof, at any time prior to the Closing, whether before or after the Parent Stockholders Meeting, the Sellers’ Representative (on behalf of itself and the Seller Parties) may (a) extend the time for the performance of any of the covenants, obligations or other acts of Parent, or (b) waive any inaccuracy of any representations or warranties or compliance with any of the agreements or covenants of Parent, or with any conditions to its own obligations. Any agreement on the part of the Sellers’ Representative to any such extension or waiver will be valid only if such waiver is set forth in an instrument in writing signed on behalf of the Sellers’ Representative by its duly authorized officer. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights. The waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

SECTION 12.7. Governing Law. This Agreement will be deemed to be made in and in all respects will be interpreted, construed and governed by and in accordance with the Laws of the State of New York without giving effect to any choice of Law or conflict of Law provision or rule that would cause the application of the Laws of any jurisdiction other than the State of New York, except to the extent that the law of the Marshall Islands is mandatorily applicable to the Transactions.

SECTION 12.8. JURISDICTION. EACH OF THE PARTIES HERETO CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT SITTING IN MANHATTAN IN NEW YORK CITY OR IN THE FEDERAL SOUTHERN DISTRICT IN THE STATE OF NEW YORK AND ANY APPELLATE COURT THEREFROM LOCATED IN NEW YORK, NEW YORK AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF THE PARTIES HERETO ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY FINAL AND NONAPPEALABLE JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT THE ADDRESS SPECIFIED IN THIS AGREEMENT, SUCH SERVICE TO BECOME EFFECTIVE 15 CALENDAR DAYS AFTER SUCH MAILING. NOTHING HEREIN WILL IN ANY WAY BE DEEMED TO LIMIT THE ABILITY OF ANY PARTY HERETO TO SERVE ANY SUCH LEGAL PROCESS, SUMMONS, NOTICES AND DOCUMENTS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW OR TO

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OBTAIN JURISDICTION OVER OR TO BRING ACTIONS, SUITS OR PROCEEDINGS AGAINST ANY OTHER PARTY HERETO IN SUCH OTHER JURISDICTIONS, AND IN SUCH MANNER, AS MAY BE PERMITTED BY ANY APPLICABLE LAW.

SECTION 12.9. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

SECTION 12.10. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Facsimile signatures or signatures received as a pdf attachment to electronic mail shall be treated as original signatures for all purposes of this Agreement.

SECTION 12.11. Entire Agreement. This Agreement, the Registration Rights Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

SECTION 12.12. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

SECTION 12.13. Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, that monetary damages may not be adequate compensation for any loss incurred in connection therewith, and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of New York or any New York state court, in addition to any other remedy to which they are entitled at law or in equity, and the parties to this Agreement hereby waive any requirement for the posting of any bond or similar collateral in connection therewith. The parties hereby agree to waive in any action for specific performance of any such obligation (other than in connection with any action for temporary restraining order) the defense that a remedy at law would be adequate.

SECTION 12.14. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and will not affect in any way the meaning or interpretation of this Agreement.

SECTION 12.15. Construction. The parties have participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

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SECTION 12.16. Binding Effect; Benefit; Assignment.

(a) The provisions of this Agreement shall be binding upon and, except as provided in Section 12.1, shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as provided in Section 12.1, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

(b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent may transfer or assign its rights and obligations under this Agreement after the Closing to any Affiliate of Parent; provided, that no such assignment shall relieve Parent of any obligations under this Agreement. Any purported assignment without such prior written consents shall be void.

SECTION 12.17. Sellers’ Representative.

(a) By virtue of the adoption of this Agreement, the Sellers’ Representative is hereby authorized, directed and appointed to act as sole and exclusive agent, attorney-in-fact and representative of the Seller Parties, with full power of substitution with respect to all matters under this Agreement, including determining, giving and receiving notices and processes hereunder, executing and delivering, on behalf of the Seller Parties, any and all documents or certificates to be executed by the Seller Parties, in connection with this Agreement, the Registration Rights Agreement and the Transactions, granting any waiver, consent or approval on behalf of the Seller Parties under this Agreement, appointing one or more successor Sellers’ Representatives, contesting and settling any and all claims for indemnification pursuant to Section 12.1, resolving any other disputes hereunder, performing the duties expressly assigned to the Sellers’ Representative hereunder and to engage and employ agents and representatives and to incur such other expenses as the Sellers’ Representative shall reasonably deem necessary or prudent in connection with the foregoing. The Sellers’ Representative shall have the sole and exclusive right on behalf of any Seller Parties to take any action or provide any waiver, or receive any notice with respect to any claims for indemnification under Section 12.1 and to settle any claim or controversy arising with respect thereto. Any such actions taken, exercises of rights, power or authority, and any decision or determination made by the Sellers’ Representative consistent herewith, shall be absolutely and irrevocably binding on each Seller Party as if such Person personally had taken such action, exercised such rights, power or authority or made such decision or determination in such Person’s individual capacity, and no such Person shall have the right to object, dissent, protest or otherwise contest the same.

(b) The appointment of the Sellers’ Representative as the attorney-in-fact of each of the Seller Parties revokes any power of attorney heretofore granted that authorized any other person or persons to represent such Person with regard to this Agreement. The appointment of the Sellers’ Representative as attorney-in-fact pursuant hereto is coupled with an interest and is irrevocable. The obligations of each of the Seller Parties pursuant to this Agreement (i) will not be terminated by operation of law, death, mental or physical incapacity, liquidation, dissolution, bankruptcy, insolvency or similar event with respect to such Person or any proceeding in connection therewith, or in the case of a trust, by the death of any trustee or trustees or the termination of such trust, or any other event, and (ii) shall survive the delivery of an assignment by any such Person of the whole or any fraction of its interest in any payment due to it under this Agreement.

(c) The Sellers’ Representative hereby accepts the foregoing appointment and agrees to serve as Sellers’ Representative, subject to the provisions hereof, for the period of time from and after the date hereof without compensation except for the reimbursement from the Seller Parties of fees and expenses incurred by Sellers’ Representative in its capacity as such.

(d) For all purposes of this Agreement, Parent, the Special Committee and the Parent Board shall be entitled to rely conclusively on the instructions and decisions of the Sellers’ Representative as to the settlement of any claims for indemnification by any Parent Indemnified Person pursuant to Section 12.1 or any other actions required or permitted to be taken by the Sellers’ Representative hereunder or in connection with the Transactions.

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(e) The Sellers’ Representative shall not, in the absence of bad faith, willful misconduct or gross negligence, have any liability to the Seller Parties whatsoever with respect to its actions, decisions and determinations, and shall be entitled to assume that all actions, decisions and determinations are fully authorized by each and every one of the Seller Parties.

(f) The Sellers’ Representative shall be entitled to rely upon any Order, certification, demand, notice, instrument or other writing delivered to it hereunder without being required to determine the authenticity or the correctness of any fact stated therein or the propriety or validity of the service thereof. The Sellers’ Representative may act in reliance upon any instrument or signature believed by it to be genuine and may assume that the Person purporting to give receipt or advice or make any statement or execute any document in connection with the provisions hereof has been duly authorized to do so. The Sellers’ Representative may conclusively presume that the undersigned representative of any party hereto which is an entity other than a natural person has full power and authority to instruct the Sellers’ Representative on behalf of that party unless written notice to the contrary is delivered to the Sellers’ Representative.

(g) The Sellers’ Representative may act pursuant to the advice of counsel with respect to any matter relating to this Agreement and shall not be liable for any action taken or omitted by it in good faith in accordance with such advice.

(h) Parent hereby agrees that the Sellers’ Representative shall not, in its capacity as such, have any liability to Parent whatsoever with respect to its actions, decisions or determinations.

(i) The rights, powers and benefits of the Sellers’ Representative under this Agreement shall survive any termination of this Agreement.

SECTION 12.18. No Third Party Beneficiaries. Except as provided in Section 12.1, Section 12.19 or Section 12.20 (each of which provisions is intended to be for the benefit of the Persons referred to therein, and may be enforced by any such Person), the parties hereto hereby agree that their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties.

SECTION 12.19. Waiver of Conflicts. Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Sellers’ Counsel”) has acted as legal counsel to the Seller Parties and their respective Affiliates prior to the Closing in connection with the transactions contemplated by this Agreement. The parties recognize the community of interest that exists and will continue to exist until the Closing, and the parties agree and acknowledge that such community of interest should continue to be recognized after the Closing. Specifically, the parties agree that (a) neither the Parent nor any Company shall seek to have any Sellers’ Counsel disqualified from representing a Seller Party or its Affiliates (or any other equityholder of a Seller Party) in any dispute (whether in contract or tort) that may arise between a Company or its Affiliates formerly represented by Sellers’ Counsel, on the one hand, and a Seller Party or its Affiliates (or any other equityholder of a Seller Party), on the other hand, based upon, arising out of or related to this Agreement or any of the transactions contemplated by this Agreement in whole or in part and (b) in connection with any dispute that may arise between a Company or its Affiliates formerly represented by Sellers’ Counsel, on the one hand, and a Seller Party or its Affiliates (or any other equityholder of a Seller Party), on the other hand, a Seller Party and its Affiliates shall have the right to decide whether or not to waive any attorney-client privilege that may apply to any communications between a Company or its Affiliates formerly represented by Sellers’ Counsel or a Seller Party and its Affiliates, on the one hand, and any Sellers’ Counsel, on the other hand, that occurred on or prior to the Closing, provided that the foregoing shall not extend to any communication or file not involving the negotiation, documentation and consummation of the Transactions or the matters contemplated hereby. The covenants contained in this Section 12.19 are intended to be for the benefit of, and shall be enforceable by, Sellers’ Counsel and its legal representatives and shall not be deemed exclusive of any other rights to which Sellers’ Counsel is entitled, whether pursuant to law, contract or otherwise.

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SECTION 12.20. Non-Recourse. Except as set forth in the Registration Rights Agreement (and then only with respect to the entities expressly named as parties therein and then only with respect to the specific obligations of such party set forth therein), (i) this Agreement may be enforced only against, and any Action based upon, arising out of, or related to this Agreement or the Transactions may be brought only against, the entities that are expressly named as parties and then only with respect to the specific obligations set forth herein with respect to such party and (ii) with respect to each party, no past, present or future director, officer, employee, incorporator, member, partner, shareholder, agent, attorney, advisor, lender or representative or Affiliate of such named party shall have any liability (whether in contract or tort, at law or in equity or otherwise, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of such named party or for any Action or claim based on, arising out of, or related to this Agreement or the Transactions. The provisions of this Section 12.20 are intended to be for the benefit of, and enforceable by the directors, officers, employees, incorporators, members, partners, stockholders, agents, attorneys, advisors, lenders and other representatives and Affiliates referenced in this Section 12.20 and each such Person shall be a third party beneficiary of this Section 12.20.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first above written.

STAR BULK CARRIERS CORP.

By:	/s/ Spyros Capvalos
Name: Spyros Capvalos Title: Chief Executive Officer

MIRABEL SHIPHOLDING & INVEST LIMITED

By:	/s/ Paul Andy Williams
Name: Paul Andy Williams
Title: Director

MIRACH SHIPPING COMPANY LIMITED

By:	/s/ Stavve Kananes
Name: Stavve Kananes
Title: Director

BLUESEA INVEST AND HOLDING LIMITED

By:	/s/ Kenneth M. Hands
Name: Kenneth M. Hands
Title: Director

ANNEX E

EXECUTION VERSION

FORM OF AMENDED AND RESTATED

REGISTRATION RIGHTS AGREEMENT

BY AND AMONG

STAR BULK CARRIERS CORP.

AND

THE OTHER PARTIES LISTED

ON SCHEDULE I HERETO

Dated as of [—], 2014

E-1

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

This Amended and Restated Registration Rights Agreement (the “Agreement”), is made, entered into and effective [—], 2014 by and among Star Bulk Carriers Corp., a Marshall Islands corporation (including any of its successors by merger, acquisition, reorganization, conversion or otherwise, the “Company”), and the Persons set forth on Schedule I hereto. Unless otherwise indicated, capitalized terms used herein shall have the meanings ascribed to such terms in Section 1.01.

WITNESSETH:

WHEREAS, the Company has entered into a registration rights agreement dated May 1, 2013, by and between the Company and the other parties named therein (the “Initial Registration Rights Agreement”) in connection with a backstopped equity rights offering;

WHEREAS, the Company has proposed to conduct a transaction in which Oaktree OBC Holdings LLC, a Marshall Islands limited liability company (the “Oaktree Holdco”) will be merged with and into one of Star Synergy LLC, a Marshall Islands limited liability company and a wholly owned subsidiary of the Company (the “Oaktree Holdco Merger Sub”) and Millennia Limited Liability Company, a Marshall Islands limited liability company (the “Pappas Holdco” and, together with the Oaktree Holdco, the “Oceanbulk Holdcos”) will be merged with and into Star Omas LLC, a Marshall Islands limited liability company and a wholly owned subsidiary of the Company (the “Pappas Holdco Merger Sub” and, together with the Oaktree Holdco Merger Sub, the “Merger Subs”), with the Merger Subs continuing as the surviving companies and wholly owned subsidiaries of the Company (the “Merger”);

WHEREAS, in order to facilitate, and as partial consideration for, the Merger, (a) the Company, the Merger Subs, the Oceanbulk Holdcos and certain other Persons have entered into that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of the date hereof, pursuant to which, subject to satisfaction or waiver of the conditions set forth therein, the Company has agreed to issue to certain of the Oaktree Holders (as defined below) and certain of the Pappas Holders (as defined below) shares of its common stock, par value $0.01 per share (the “Common Stock”), upon the terms and subject to the conditions set forth in the Merger Agreement, (b) the Company, Mirabel Shipholding & Invest Limited, Mirach Shipping Company Limited and Bluesea Invest and Holding Limited entered into that certain Share Purchase Agreement, dated as of the date hereof, pursuant to which the Company has agreed to, subject to the satisfaction or waiver of the conditions set forth therein, substantially concurrently with the completion of the Merger, acquire all of the issued and outstanding shares of Dioriga Shipping Co. and Positive Shipping Company, (c) the Company and Oaktree Dry Bulk Holdings LLC, a Marshall Islands limited liability company (the “Oaktree Seller”) and certain investment funds affiliated with the Oaktree Seller that currently own shares of Common Stock have entered into that certain shareholders agreement dated as of the date hereof governing the rights and obligations of the parties thereto as shareholders of the Company and the Company itself and (d) the Company and Millennia Holdings LLC, a Marshall Islands limited liability company, and certain of its related parties that currently own shares of Common Stock have entered into that certain shareholders agreement dated as of the date hereof governing the rights and obligations of the parties thereto as shareholders of the Company and the Company itself;

WHEREAS, the Company has committed to prepare and file a Shelf Registration Statement (as defined below), registering offers and sales of the Company Shares (as defined below) owned by the Investors, including those acquired pursuant to the Merger Agreement, pursuant to Rule 415 under the Securities Act;

WHEREAS, in connection with the Merger, the Company has agreed, among other things, and in addition to the preparation and filing of the Shelf Registration Statement pursuant to the first sentence of Section 2.01(a), to provide registration rights to the Investors with respect to all Company Shares owned or hereafter acquired by the Investors and their respective Affiliates; and

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WHEREAS, the Company desires to amend and restate in its entirety the Initial Registration Rights Agreement to reflect the foregoing.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises, covenants and agreements of the parties hereto, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, and subject to the satisfaction or waiver of the conditions hereof, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01. Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

“Adverse Disclosure” means public disclosure of material non-public information that, in the Board of Directors’ good faith judgment, after consultation with independent outside counsel to the Company, would be required to be made in any Registration Statement filed with the Commission by the Company so that such Registration Statement would not contain a material misstatement of fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and would not be required to be made at such time but for the filing of such Registration Statement, but which information the Company has a bona fide business purpose for not disclosing publicly.

“Affiliate” has the meaning specified in Rule 12b-2 under the Exchange Act; provided that no Holder shall be deemed an Affiliate of the Company or its Subsidiaries for purposes of this Agreement; provided further that neither portfolio companies (as such term is commonly used in the private equity industry) of an Investor nor limited partners, non-managing members or other similar direct or indirect investors in an Investor shall be deemed to be Affiliates of such Investor. The term “Affiliated” has a correlative meaning.

“Agreement” has the meaning set forth in the preamble.

“Authorized Agent” has the meaning set forth in Section 3.10.

“Automatic Shelf Registration Statement” mean an “automatic shelf registration statement” as defined in Rule 405 promulgated under the Securities Act.

“Board of Directors” means the board of directors of the Company.

“Business Day” means any day other than a Saturday, Sunday or a day on which commercial banks located in New York, New York are required or authorized by law or executive order to be closed.

“Closing Date” has the meaning set forth in the Merger Agreement.

“Commission” means the United States Securities and Exchange Commission.

“Common Stock” has the meaning set forth in the recitals.

“Company” has the meaning set forth in the preamble.

“Company Public Sale” has the meaning set forth in Section 2.02(a).

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“Company Share Equivalents” means securities exercisable, exchangeable or convertible into Company Shares and any options, warrants or other rights to acquire Company Shares.

“Company Shares” means shares of Common Stock, any securities into which such shares of Common Stock shall have been changed, or any securities resulting from any reclassification, recapitalization or similar transactions with respect to such shares of Common Stock.

“Determination Date” has the meaning set forth in Section 2.01(f).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and any successor thereto, and any rules and regulations promulgated thereunder, all as the same shall be in effect from time to time.

“Filing Date” means, with respect to the Shelf Registration Statement required pursuant to the first sentence of Section 2.01(a), the 30th day following the Closing Date; provided, that if the Filing Date falls on a Saturday, Sunday or other day that the Commission is closed for business, the Filing Date shall be extended to the next Business Day on which the Commission is open for business.

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“Foreign Private Issuer” means a “foreign private issuer,” as defined in Rule 405 under the Securities Act.

“Form F-1” means a registration statement on Form F-1 under the Securities Act.

“Form F-3” means a registration statement on Form F-3 under the Securities Act.

“Form F-4” means a registration statement on Form F-4 under the Securities Act.

“Form S-8” means a registration statement on Form S-8 under the Securities Act.

“Governmental Authority” means any United States federal, state, local (including county or municipal) or foreign governmental, regulatory or administrative authority, agency, division, instrumentality, commission, court, judicial or arbitral body or any securities exchange or similar self-regulatory organization.

“Hedging Counterparty” means a broker-dealer registered under Section 15(b) of the Exchange Act or an Affiliate thereof.

“Hedging Transaction” means any transaction involving a security linked to the Registrable Securities or any security that would be deemed to be a “derivative security” (as defined in Rule 16a-1(c) promulgated under the Exchange Act) with respect to the Registrable Securities or transaction (even if not a security) which would (were it a security) be considered such a derivative security, or which transfers some or all of the economic risk of ownership of the Registrable Securities, including, without limitation, any forward contract, equity swap, put or call, put or call equivalent position, collar, non-recourse loan, sale of exchangeable security or similar transaction. For the avoidance of doubt, the following transactions shall be deemed to be Hedging Transactions:

(a) transactions by a Holder in which a Hedging Counterparty engages in short sales of Registrable Securities pursuant to a Prospectus and may use Registrable Securities to close out its short position;

(b) transactions pursuant to which a Holder sells short Registrable Securities pursuant to a Prospectus and delivers Registrable Securities to close out its short position;

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(c) transactions by a Holder in which the Holder delivers, in a transaction exempt from registration under the Securities Act, Registrable Securities to the Hedging Counterparty who will then publicly resell or otherwise transfer such Registrable Securities pursuant to a Prospectus or an exemption from Registration under the Securities Act; and

(d) a loan or pledge of Registrable Securities to a Hedging Counterparty who may then become a selling stockholder and sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities, in each case, in a public transaction pursuant to a Prospectus.

“Holder” means any holder of Registrable Securities that is a party hereto or that succeeds to rights hereunder pursuant to Section 3.06.

“Initiating Shelf Take-Down Holder” has the meaning set forth in Section 2.01(e)(i).

“Investor” means each of the Monarch Holders, each of the Oaktree Holders and the Pappas Holder.

“Issuer Free Writing Prospectus” means an issuer free writing prospectus, as defined in Rule 433 under the Securities Act, relating to an offer of Registrable Securities.

“Loss” or “Losses” has the meaning set forth in Section 2.08(a).

“Marketed Underwritten Shelf Take-Down” has the meaning set forth in Section 2.01(e)(iii).

“Marketed Underwritten Shelf Take-Down Notice” has the meaning set forth in Section 2.01(e)(iii).

“Maximum Offering Size” means, with respect to any offering that is underwritten, the number of securities that, in the good-faith opinion of the managing underwriter or underwriters in such offering (as evidenced by a written notice to the relevant Holders and the Company), can be sold in such offering without being likely to have a significant adverse effect on the price, timing or the distribution of the securities offered or the market for the securities offered.

“Merger” has the meaning set forth in the recitals.

“Merger Agreement” has the meaning set forth in the recitals.

“Merger Sub” has the meaning set forth in the recitals.

“Monarch” means Monarch Alternative Solutions Master Fund Ltd., Monarch Capital Master Partners II A LP, Monarch Capital Master Partners II LP, Monarch Debt Recovery Master Fund Ltd., Monarch Opportunities Master Fund Ltd., and P Monarch Recovery Ltd.

“Monarch Holders” means Monarch and any successor funds thereto, and their respective Affiliates that are direct or indirect equity investors in the Company.

“Monarch Holders Majority” means, as of any date, Monarch Holders holding a majority of the Registrable Securities then held by all Monarch Holders.

“Oaktree Holders” means Oaktree Value Opportunities Fund, L.P., Oaktree Opportunities Fund IX Delaware, L.P., Oaktree Opportunities Fund IX (Parallel 2), L.P., Oaktree Dry Bulk Holdings LLC and any successor funds thereto, and their respective Affiliates that are direct or indirect equity investors in the Company.

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“Oaktree Holders Majority” means, as of any date, Oaktree Holders holding a majority of the Registrable Securities then held by all Oaktree Holders.

“Pappas Holder” means Millennia Holdings LLC and Mirabel Shipholding & Invest Limited, their respective successors, and their Affiliates that are direct or indirect equity investors in the Company.

“Participating Holder” means, with respect to any Registration, any Holder of Registrable Securities covered by the applicable Registration Statement.

“Participating Investor” means, with respect to any Registration, any Investor that is a Holder of Registrable Securities covered by the applicable Registration Statement.

“Permitted Assignee” has the meaning set forth in Section 3.06.

“Person” means any individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a Governmental Authority or political subdivision thereof or any other entity.

“Piggyback Registration” has the meaning set forth in Section 2.02(a).

“Prospectus” means the prospectus included in any Registration Statement, all amendments and supplements to such prospectus, including pre- and post-effective amendments to such Registration Statement, and all other material incorporated by reference in such prospectus.

“Registrable Securities” means any Company Shares or any other securities that may be issued or distributed or be issuable or distributable in respect of, or in substitution for, any Company Shares by way of conversion, exercise, dividend, stock split or other distribution, merger, consolidation, exchange, recapitalization or reclassification or similar transaction, in each case whether now owned or hereafter acquired by an Investor; provided, however, that any such Registrable Securities shall cease to be Registrable Securities to the extent (i) a Registration Statement with respect to the sale of such Registrable Securities has been declared effective under the Securities Act and such Registrable Securities have been disposed of in accordance with the plan of distribution set forth in such Registration Statement, (ii) such Registrable Securities have been distributed pursuant to Rule 144 or Rule 145 of the Securities Act (or any successor rule), (iii) a Registration Statement on Form S-8 covering such Registrable Securities is effective or (iv) such Registrable Securities are otherwise transferred, assigned, sold, conveyed or otherwise disposed of and thereafter such securities may be resold without subsequent Registration under the Securities Act.

“Registration” means a registration with the Commission of the offer and sale of the Company’s securities to the public under a Registration Statement. The term “Register” shall have a correlative meaning.

“Registration Expenses” has the meaning set forth in Section 2.07.

“Registration Statement” means any registration statement of the Company that covers the offer and sale of Registrable Securities pursuant to the provisions of this Agreement filed with, or to be filed with, the Commission under the rules and regulations promulgated under the Securities Act, including the related Prospectus, amendments and supplements to such registration statement, including pre- and post-effective amendments, and all exhibits and all material incorporated by reference in such registration statement.

“Representatives” means, with respect to any Person, any of such Person’s officers, directors, employees, agents, attorneys, accountants, actuaries, consultants, equity financing partners or financial advisors or other Person associated with, or acting on behalf of, such Person.

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“Requesting Investor” means, with respect to a Shelf Registration, any Investor holding at least 10% of the then-outstanding Company Shares.

“Rule 144” means Rule 144 (or any successor provisions) under the Securities Act.

“Rule 415 Limitation” has the meaning set forth in Section 2.01(a).

“SEC Guidance” means (i) any publicly available written or oral questions and answers, guidance, forms, comments, requirements or requests of the Commission or its staff, (ii) the Securities Act and (iii) any other rules and regulations of the Commission.

“Securities Act” means the Securities Act of 1933, as amended, and any successor thereto, and any rules and regulations promulgated thereunder, all as the same shall be in effect from time to time.

“Shelf Period” has the meaning set forth in Section 2.01(b).

“Shelf Registration” has the meaning set forth in Section 2.01(a).

“Shelf Registration Statement” means a Registration Statement filed with the Commission on either (i) Form F-3 or (ii) solely if the Company is not permitted to file a Registration Statement on Form F-3 or register all Registrable Securities on such form, an evergreen Registration Statement on Form F-1 (which, in the case the Company is not permitted to register all Registrable Securities on Form F-3, shall register any such shares not registered on Form F-3), in each case for an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act (or any successor provision) covering the offer and sale of all or any portion of the Registrable Securities, as applicable.

“Shelf Suspension” has the meaning set forth in Section 2.01(d).

“Shelf Take-Down” has the meaning set forth in Section 2.01(e)(i).

“Special Registration” has the meaning set forth in Section 2.11.

“Specified Courts” has the meaning set forth in Section 3.10.

“Stockholder Party” has the meaning set forth in Section 2.08(a).

“Subsidiary” means, with respect to any Person, any entity of which (i) a majority of the total voting power of shares of stock or equivalent ownership interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, trustees or other members of the applicable governing body thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if no such governing body exists at such entity, a majority of the total voting power of shares of stock or equivalent ownership interests of the entity is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity if such Person or Persons shall be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be or control the managing member or general partner of such limited liability company, partnership, association or other business entity.

“Underwritten Offering” means a Registration in which securities of the Company are sold to an underwriter or underwriters (or other counterparty) for reoffering to the public.

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“Underwritten Shelf Take-Down Notice” has the meaning set forth in Section 2.01(e)(ii).

“Well-Known Seasoned Issuer” means a “well-known seasoned issuer” as defined in Rule 405 promulgated under the Securities Act and which (a) (i) is a “well-known seasoned issuer” under paragraph (1)(i)(A) of such definition or (ii) is a “well-known seasoned issuer” under paragraph (1)(i)(B) of such definition and is also eligible to Register a primary offering of its securities relying on General Instruction I.B.1 of Form S-3 or Form F-3 under the Securities Act and (b) is not an “ineligible issuer” as defined in Rule 405 promulgated under the Securities Act.

SECTION 1.02. Other Interpretive Provisions. (a) In this Agreement, except as otherwise provided:

(i) A reference to an Article, Section, Schedule or Exhibit is a reference to an Article or Section of, or Schedule or Exhibit to, this Agreement, and references to this Agreement include any recital in or Schedule or Exhibit to this Agreement.

(ii) The Schedules and Exhibits form an integral part of and are hereby incorporated by reference into this Agreement.

(iii) Headings and the Table of Contents are inserted for convenience only and shall not affect the construction or interpretation of this Agreement.

(iv) Unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing the masculine include the feminine and vice versa, and words importing persons include corporations, associations, partnerships, joint ventures and limited liability companies and vice versa.

(v) Unless the context otherwise requires, the words “hereof” and “herein,” and words of similar meaning refer to this Agreement as a whole and not to any particular Article, Section or clause. The words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation.”

(vi) A reference to any legislation or to any provision of or form or rule promulgated under any legislation shall include any amendment, modification, substitution or re-enactment thereof.

(vii) All determinations to be made by the Monarch Holders hereunder may be made by Monarch in its sole discretion, and Monarch may determine, in its sole discretion, whether or not to take actions that are permitted, but not required, by this Agreement to be taken by Monarch, including the giving of consents required hereunder.

(viii) All determinations to be made by the Oaktree Holders hereunder may be made by the Oaktree Holders in their sole discretion, and the Oaktree Holders may determine, in their sole discretion, whether or not to take actions that are permitted, but not required, by this Agreement to be taken by the Oaktree Holders, including the giving of consents required hereunder.

(ix) At any time the Company is not a Foreign Private Issuer, any references in this Agreement to a form or filing that may be made by a Foreign Private Issuer shall be deemed to be references to the corresponding form or filing that may be made by an entity that is not a Foreign Private Issuer.

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intention or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

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ARTICLE II

REGISTRATION RIGHTS

SECTION 2.01. Shelf Registration.

(a) Filing. On or prior to the Filing Date, the Company shall use its reasonable best efforts to prepare and file with the Commission a Shelf Registration Statement covering the resale of all Registrable Securities owned by the Investors. In addition, upon the written request of a Requesting Investor, the Company shall use its reasonable best efforts to prepare and file with the Commission a Shelf Registration Statement covering the resale of all other Registrable Securities beneficially owned by such Requesting Investor; provided, that, notwithstanding anything in this Agreement to the contrary, the Company shall not be obligated to effect a Shelf Registration covering the offer and sale of such Registrable Securities (x) more than three times per calendar year (each of which shall occur in different calendar quarters, as applicable) or (y) if the Registrable Securities to be covered by such Shelf Registration Statement represent less than one percent (1%) of the then-outstanding Company Shares; provided, however, that such Shelf Registration shall not be considered a Shelf Registration for the purposes of subclause (x) if, after a Shelf Registration Statement becomes effective, (1) such Shelf Registration is interfered with by any stop order or other order of the Commission or other Governmental Authority, or (2) if the Maximum Offering Size is reduced in accordance with Section 2.01(e)(iii) such that less than 66 2⁄3% of the Registrable Securities of the Requesting Investor sought to be included in such Shelf Registration Statement are included. At any time the Company is (i) eligible for use of an Automatic Shelf Registration Statement, such Registration shall occur on such form and/or (ii) is eligible for use of Form F-3, such Registration shall be made on such form. The Shelf Registration Statements described in this Section 2.01(a) shall relate to the offer and sale of the Registrable Securities by the Holders thereof from time to time in accordance with the methods of distribution set forth in the applicable Shelf Registration Statement (including any plan of distribution that the Requesting Investors may request from time to time, which shall permit all lawful means of disposition of Registrable Securities, including firm-commitment underwritten public offerings, block trades, agented transactions, sales directly into the market, purchases or sales by brokers and sales not involving a public offering) and Rule 415 under the Securities Act, together with any Registration Statement to replace such Registration Statement upon expiration thereof, if any (hereinafter the “Shelf Registration”). Subject to the terms of this Agreement, the Company shall use its reasonable best efforts to cause each such Shelf Registration Statement to be declared effective under the Securities Act as promptly as possible after the filing thereof. The Company shall use its reasonable best efforts to address any comments from the Commission regarding such Shelf Registration Statement and to advocate with the Commission for the Registration of all Registrable Securities in accordance with SEC Guidance. Notwithstanding the foregoing, if the Commission prevents the Company from including any or all of the Registrable Securities on any Shelf Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Registrable Securities by the Holders (a “Rule 415 Limitation”) or otherwise, such Shelf Registration Statement shall Register the resale of a number of Company Shares which is equal to the maximum number of shares as is permitted by the Commission, and, subject to the provisions of this Section 2.01, the Company shall continue to use its reasonable best efforts to Register all remaining Registrable Securities as set forth in this Article II. In such event, the number of Company Shares to be Registered for each Holder in the applicable Shelf Registration Statement shall be reduced pro rata among all Holders.

(b) Continued Effectiveness. Except as provided herein, the Company shall use its reasonable best efforts to keep any Shelf Registration Statement filed pursuant to Section 2.01(a) continuously effective under the Securities Act until the earliest of (i) the date as of which all Registrable Securities have been sold pursuant to such Shelf Registration Statement or another Registration Statement filed under the Securities Act (but in no event prior to the applicable period referred to in Section 4(3) of the Securities Act and Rule 174 thereunder), (ii) the date on which this Agreement terminates under Section 3.01(ii) with respect to all Investors and (iii) such shorter period as all of the Investors with respect to such Shelf Registration shall agree in writing (such period of effectiveness, the “Shelf Period”). Subject to Section 2.01(d), the Company shall not be deemed to have used its

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reasonable best efforts to keep any Shelf Registration Statement effective during the Shelf Period if the Company voluntarily takes any action or omits to take any action that would result in Holders not being able to offer and sell any Registrable Securities pursuant to such Shelf Registration Statement during the Shelf Period, unless such action or omission is (x) a Shelf Suspension permitted pursuant to Section 2.01(d) or (y) required by applicable law, rule or regulation.

(c) Certain Undertakings. Notwithstanding any other provisions of this Agreement to the contrary, the Company shall cause (i) each Shelf Registration Statement (as of the effective date of such Shelf Registration Statement), any amendment thereof (as of the effective date thereof) or supplement thereto (as of its date), (A) to comply in all material respects with applicable SEC Guidance and (B) not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, and (ii) any related Prospectus (including any preliminary Prospectus) or Issuer Free Writing Prospectus and any amendment thereof or supplement thereto, as of its date, (A) to comply in all material respects with applicable SEC Guidance and (B) not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, not misleading; provided, however, the Company shall have no such obligations or liabilities with respect to any written information pertaining to any Holder and furnished in writing to the Company by or on behalf of such Holder specifically for inclusion therein.

(d) Suspension of Registration. If the Company shall furnish to the Holders a certificate signed by the Chief Executive Officer or equivalent senior executive officer of the Company stating that the continued use of a Shelf Registration Statement filed pursuant to Section 2.01(a) would require the Company to make an Adverse Disclosure, then the Company may suspend use of such Shelf Registration Statement (a “Shelf Suspension”); provided, however, that the Company, unless otherwise approved in writing by each of (i) the Monarch Holders Majority and (ii) the Oaktree Holders Majority (for so long as the Monarch Holders and the Oaktree Holders hold any Registrable Securities, respectively), shall not be permitted to exercise a Shelf Suspension more than twice, or for more than an aggregate of 60 days, in each case, during any 12-month period; provided, further, that in the event of a Shelf Suspension, such Shelf Suspension shall terminate at such earlier time as the Company would no longer be required to make any Adverse Disclosure. Each Holder agrees that, upon delivery of any certificate by the Company set forth in the first sentence of this Section, such Holder will forthwith discontinue disposition of Registrable Securities pursuant to the applicable Shelf Registration Statement until the Company informs such Holder in accordance with this Section 2.01(d) that the Shelf Suspension has been terminated. Each Holder shall keep confidential the fact that a Shelf Suspension is in effect, the certificate referred to above and its contents unless and until otherwise notified by the Company, except (A) for disclosure to such Holder’s employees, agents and professional advisers who reasonably need to know such information for purposes of assisting the Holder with respect to its investment in the Company Shares and agree to keep it confidential, (B) for disclosures to the extent required in order to comply with reporting obligations to its limited partners or other direct or indirect investors who have agreed to keep such information confidential, (C) if and to the extent such matters are publicly disclosed by the Company or any of its Subsidiaries or any other Person that, to the actual knowledge of such Holder, was not subject to an obligation or duty of confidentiality to the Company and its Subsidiaries, (D) as required by law, rule or regulation and (E) for disclosure to any other Holder. In the case of a Shelf Suspension, the Holders agree to suspend use of the applicable Prospectus and any Issuer Free Writing Prospectus in connection with any sale or purchase of, or offer to sell or purchase, Registrable Securities, upon delivery of the notice referred to above. The Company shall immediately notify the Holders upon the termination of any Shelf Suspension, amend or supplement the Prospectus and any Issuer Free Writing Prospectus, if necessary, so it does not contain a material misstatement of fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading and furnish to the Holders such numbers of copies of the Prospectus and any Issuer Free Writing Prospectus as so amended or supplemented as the Holders may reasonably request. The Company agrees, if necessary, to supplement or make amendments to each Shelf Registration Statement if required by the registration form used by the Company for the applicable Registration or by SEC Guidance, or as may reasonably be requested by any Holder. If the filing of any Registration Statement is suspended pursuant to this Section 2.01(d), upon the termination of the Shelf

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Suspension, the Requesting Investor may request a new Shelf Registration under Section 2.01(a) (which shall not be counted as an additional Shelf Registration for purposes of subclause (x) in Section 2.01(a)).

(e) Shelf Take-Downs.

(i) An offering or sale of Registrable Securities pursuant to a Shelf Registration Statement (each, a “Shelf Take-Down”) may be initiated only by an Investor (an “Initiating Shelf Take-Down Holder”). Except as set forth in Section 2.01(e)(iii) with respect to Marketed Underwritten Shelf Take-Downs, each such Initiating Shelf Take-Down Holder shall not be required to permit the offer and sale of Registrable Securities by other Holders in connection with any such Shelf Take-Down initiated by such Initiating Shelf Take-Down Holder.

(ii) Subject to Section 2.10, if the Initiating Shelf Take-Down Holder elects by written request to the Company, a Shelf Take-Down shall be in the form of an Underwritten Offering (an “Underwritten Shelf Take-Down Notice”) and the Company shall amend or supplement the applicable Shelf Registration Statement for such purpose as soon as practicable. Subject to clause (iii) below, such Initiating Shelf Take-Down Holder shall have the right to select the managing underwriter or underwriters to administer such offering.

(iii) If the plan of distribution set forth in any Underwritten Shelf Take-Down Notice includes a customary “road show” (including an “electronic road show”) or other substantial marketing effort by the Company and the underwriters over a period expected to exceed 48 hours (a “Marketed Underwritten Shelf Take-Down”), promptly upon delivery of such Underwritten Shelf Take-Down Notice (but in no event more than three (3) Business Days thereafter), the Company shall promptly deliver a written notice (a “Marketed Underwritten Shelf Take-Down Notice”) of such Marketed Underwritten Shelf Take-Down to all Holders (other than the Initiating Shelf Take-Down Holder), and the Company shall include in such Marketed Underwritten Shelf Take-Down all such Registrable Securities of such Holders that are Registered on such Shelf Registration Statement for which the Company has received written requests, which requests must specify the aggregate amount of such Registrable Securities of such Holder to be offered and sold pursuant to such Marketed Underwritten Shelf Take-Down, for inclusion therein within one (1) Business Day after the date that such Marketed Underwritten Shelf Take-Down Notice has been delivered; provided, that if the managing underwriter or underwriters of any proposed Marketed Underwritten Shelf Take-Down informs the Holders that have requested to participate in such Marketed Underwritten Shelf Take-Down in writing that, in its or their good-faith opinion, the number of securities which such Holders intend to include in such offering exceeds the Maximum Offering Size, then the securities to be included in such Marketed Underwritten Shelf Take-Down shall be (i) first, the number of Registrable Securities that, in the opinion of such managing underwriter or underwriters, can be sold without having such adverse effect in such Marketed Underwritten Shelf Take-Down, which number shall be allocated (1) first to the Registrable Securities requested to be included in such Marketed Underwritten Shelf Take-Down by the Initiating Shelf Take-Down Holder, and (2) second to the Registrable Securities requested to be included in such Marketed Underwritten Shelf Take-Down by any Requesting Investor who is not the Initiating Shelf Take-Down Holder on a pro rata basis and (ii) second, and only if all the securities referred to in clause (i) have been included, the number of Registrable Securities that, in the opinion of such managing underwriter or underwriters, can be sold without having such adverse effect in such Marketed Underwritten Shelf Take-Down, which such number shall be allocated pro rata among the Holders (excluding the Requesting Investors) that have requested to participate in such Marketed Underwritten Shelf Take-Down based on the relative number of Registrable Securities then held by each such Holder (provided that any securities thereby allocated to a Holder that exceed such Holder’s request shall be reallocated among the remaining requesting Holders in like manner). The Holders of a majority of the Registrable Securities to be included in any Marketed Underwritten Shelf Take-Down shall have the right to select the managing underwriter or underwriters to administer such offering. No holder of securities of the Company shall be permitted to include such holder’s securities in any Marketed Underwritten Offering except for Holders who wish to include Registrable Securities pursuant to this clause (iii).

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(iv) The Company shall use its reasonable best efforts to cooperate in a timely manner with any request of the Requesting Investors in respect of any block trade, Hedging Transaction or other transaction that is Registered pursuant to a Shelf Registration that is not a firm commitment underwritten offering (each, an “Alternative Transaction”), including entering into customary agreements with respect to such Alternative Transactions (and providing customary representations, warranties, covenants and indemnities in such agreements as may be reasonably requested by the Requesting Investors) as well as providing other reasonable assistance in respect of such Alternative Transactions of the type applicable to a Registration subject to Section 2.04, to the extent customary for such transactions. The Company shall bear all Registration Expenses in connection with any Shelf Registration, any Shelf Take-Down or any other transaction (including any Alternative Transaction) Registered under a Shelf Registration pursuant to this Section 2.01, whether or not such Shelf Registration becomes effective or such Shelf Take-Down or other transaction is completed. For the avoidance of doubt, the filing of a Registration Statement with respect to a Hedging Transaction or Alternative Transaction shall be counted as a Shelf Registration for purposes of subclause (x) in Section 2.01(a), and any single Registration Statement with respect to more than one transaction shall be deemed to be a single Shelf Registration.

(f) Automatic Shelf Registration Statements. Upon the Company becoming aware that it has become a Well-Known Seasoned Issuer (it being understood that the Company shall independently verify whether it has become a Well-Known Seasoned Issuer at the end of each calendar month), (i) the Company shall give written notice to all of the Holders as promptly as practicable but in no event later than ten (10) Business Days thereafter, and such notice shall describe, in reasonable detail, the basis on which the Company has become a Well-Known Seasoned Issuer, and (ii) the Company shall, as promptly as practicable and subject to any Shelf Suspension, Register, under an Automatic Shelf Registration Statement, the sale of all of the Registrable Securities in accordance with the terms of this Agreement. The Company shall use its reasonable best efforts to file such Automatic Shelf Registration Statement as promptly as practicable but in no event later than twenty (20) Business Days after it becomes a Well-Known Seasoned Issuer, and to cause such Automatic Shelf Registration Statement to remain effective thereafter until the earlier of the date (x) on which all of the securities covered by such Shelf Registration Statement are no longer Registrable Securities and (y) on which the Company cannot extend the effectiveness of such Shelf Registration Statement because it is no longer eligible for use of Form F-3. The Company shall give written notice of filing such Registration Statement to all of the Holders as promptly as practicable thereafter. At any time after the filing of an Automatic Shelf Registration Statement by the Company, if it is reasonably likely that it will no longer be a Well-Known Seasoned Issuer as of a future determination date (the “Determination Date”), as promptly as practicable and at least thirty (30) days prior to such Determination Date, the Company shall (A) give written notice thereof to all of the Holders and (B) use its reasonable best efforts to file a Registration Statement with respect to a Shelf Registration in accordance with this Section 2.01, treating all selling stockholders identified as such in the Automatic Shelf Registration Statement (and amendments or supplements thereto) as Requesting Investors and use all reasonable best efforts to have such Registration Statement declared effective. Any Registration pursuant to this Section 2.01(f) shall be deemed a Shelf Registration for purposes of this Agreement; provided, however that any Registration pursuant to this Section 2.01(f) shall not be counted as an additional Shelf Registration for purposes of subclause (x) in Section 2.01(a).

SECTION 2.02. Piggyback Registration.

(a) Participation. If the Company at any time proposes to file a Registration Statement with respect to any offering of its equity securities for its own account or for the account of any other Persons (other than (i) a Registration under Section 2.01, it being understood that this clause (i) does not limit the rights of Holders to make written requests pursuant to Section 2.01 or otherwise limit the applicability thereof, (ii) a Registration Statement on Form F-4 or Form S-8, (iii) a Registration of securities solely relating to an offering and sale to employees, directors or consultants of the Company or its Subsidiaries pursuant to any employee stock plan or other employee benefit plan arrangement, (iv) a Registration not otherwise covered by clause (ii) above pursuant to which the Company is offering to exchange its own securities for other securities, (v) a Registration Statement

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relating solely to dividend reinvestment or similar plans or (vi) a Shelf Registration Statement pursuant to which only the initial purchasers and subsequent transferees of debt securities of the Company or any of its Subsidiaries that are convertible or exchangeable for Company Shares and that are initially issued pursuant to Rule 144A and/or Regulation S (or any successor provisions) of the Securities Act may resell such debt securities and sell the Company Shares into which such debt securities may be converted or exchanged (each of clauses (i)-(vi), a “Company Public Sale”)), then, (A) as soon as practicable (but in no event less than 30 days prior to the proposed date of filing of such Registration Statement, unless such Investor has a representative on the board of the directors of the Company and such representative has actual knowledge of the proposed Registration, then in no event less than 15 days prior to the date of filing of such Registration Statement), the Company shall give written notice of such proposed filing to the Investors, and such notice shall offer each Investor the opportunity to Register under such Registration Statement such number of Registrable Securities as such Investor may request in writing delivered to the Company within ten (10) days of delivery of such written notice by the Company, and (B) subject to Section 2.02(c), as soon as practicable after the expiration of such 10-day period, the Company shall give written notice of such proposed filing to the Holders (other than the Investors), and such notice shall offer each such Holder the opportunity to Register under such Registration Statement such number of Registrable Securities as such Holder may request in writing within ten (10) days of delivery of such written notice by the Company. Subject to Sections 2.02(b) and (c), the Company shall include in such Registration Statement all such Registrable Securities that are requested by Holders to be included therein in compliance with the immediately foregoing sentence (a “Piggyback Registration”); provided, that if at any time after giving written notice of its intention to Register any equity securities and prior to the effective date of the Registration Statement filed in connection with such Piggyback Registration, the Company shall determine for any reason not to Register or to delay Registration of the equity securities covered by such Piggyback Registration, the Company shall give written notice of such determination to each Holder that had requested to Register its, his or her Registrable Securities in such Registration Statement and, thereupon, (1) in the case of a determination not to Register, shall be relieved of its obligation to Register any Registrable Securities in connection with such Registration (but not from its obligation to pay the Registration Expenses in connection therewith, to the extent payable) and (2) in the case of a determination to delay Registering, shall be permitted to delay Registering any Registrable Securities, for the same period as the delay in Registering the other equity securities covered by such Piggyback Registration. If the offering pursuant to such Registration Statement is to be underwritten, the Company shall so advise the Holders as a part of the written notice given pursuant this Section 2.02(a), and each Holder making a request for a Piggyback Registration pursuant to this Section 2.02(a) must, and the Company shall make such arrangements with the managing underwriter or underwriters so that each such Holder may, participate in such Underwritten Offering, subject to the conditions of Section 2.02(b) and (c). If the offering pursuant to such Registration Statement is to be on any other basis, the Company shall so advise the Holders as part of the written notice given pursuant to this Section 2.02(a), and each Holder making a request for a Piggyback Registration pursuant to this Section 2.02(a) must, and the Company shall make such arrangements so that each such Holder may, participate in such offering on such basis, subject to the conditions of Section 2.02(b) and (c). Each Holder shall be permitted to withdraw all or part of its Registrable Securities from a Piggyback Registration at any time prior to the effectiveness of such Registration Statement.

(b) Priority of Piggyback Registration. If the managing underwriter or underwriters of any proposed Underwritten Offering of Registrable Securities included in a Piggyback Registration informs the Company and the Holders that have requested to participate in such Piggyback Registration in writing that, in its or their good-faith opinion, the number of securities which such Holders and any other Persons intend to include in such offering exceeds the Maximum Offering Size, then the securities to be included in such Registration shall be (i) first, 100% of the securities that the Company proposes to sell, (ii) second, and only if all the securities referred to in clause (i) have been included, the number of Registrable Securities that, in the good-faith opinion of such managing underwriter or underwriters, can be sold without exceeding the Maximum Offering Size, which number shall be allocated pro rata among the Requesting Investors that have requested to participate in such Registration based on the relative number of Registrable Securities then held by each such Requesting Investor (provided that any securities thereby allocated to a Requesting Investor that exceed such Requesting Investor’s request shall be reallocated among the remaining Requesting Investors in like manner), (iii) third, and only if all

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the securities referred to in clause (ii) have been included, the number of Registrable Securities that, in the good-faith opinion of such managing underwriter or underwriters, can be sold without exceeding the Maximum Offering Size, which such number shall be allocated pro rata among the Investors (excluding the Requesting Investors) that have requested to participate in such Registration based on the relative number of Registrable Securities then held by each such Investor (provided that any securities thereby allocated to an Investor that exceed such Investor’s request shall be reallocated among the remaining requesting Investors in like manner), (iv) fourth, and only if all the securities referred to in clause (iii) have been included, the number of Registrable Securities that, in the good-faith opinion of such managing underwriter or underwriters, can be sold without exceeding the Maximum Offering Size, which such number shall be allocated pro rata among the Holders (excluding the Investors) that have requested to participate in such Registration based on the relative number of Registrable Securities then held by each such Holder (provided that any securities thereby allocated to a Holder that exceed such Holder’s request shall be reallocated among the remaining requesting Holders in like manner) and (v) fifth, and only if all of the Registrable Securities referred to in clause (iv) have been included in such Registration, any other securities eligible for inclusion in such Registration that, in the good-faith opinion of the managing underwriter or underwriters, can be sold without exceeding the Maximum Offering Size.

(c) Restrictions on Non-Investor Holders. Notwithstanding any provisions contained herein, Holders other than any Investor shall not be able to exercise the right to a Piggyback Registration unless at least one Investor exercises its rights with respect to such Piggyback Registration.

(d) No Effect on Shelf Registrations. No Registration of Registrable Securities effected pursuant to a request under this Section 2.02 shall be deemed to have been effected pursuant to Section 2.01 or shall relieve the Company of its obligations under Section 2.01.

SECTION 2.03. Black-out Periods.

(a) Black-out Periods for Holders. In the event of a Registration of the Company’s equity securities in an Underwritten Offering, each of the Holders agrees with the Company, if requested by the managing underwriter or underwriters in such Underwritten Offering (and, with respect to a Company Public Sale, if and only if each Investor agrees to such request), not to (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any Company Shares (including Company Shares that may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Commission and Company Shares that may be issued upon exercise of any Company Share Equivalents) or securities convertible into or exercisable or exchangeable for Company Shares or (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of Company Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Company Shares or other securities, in cash or otherwise, in each case, during the period that is 45 days (or such other period as may be reasonably requested by the managing underwriter or underwriters to accommodate regulatory restrictions on (i) the publication or other distribution of research reports and (ii) analyst recommendations and opinions, including, but not limited to, the restrictions contained in the FINRA rules or any successor provisions or amendments thereto) after the date of the commencement of such Company Public Sale, to the extent timely notified in writing by the Company or the managing underwriter or underwriters (or such greater or lesser period as may be reasonably requested by the managing underwriter or underwriters); provided, that the duration of the foregoing restrictions shall be no longer than the duration of the shortest restriction generally imposed by the underwriters on (i) the Company, (ii) the Chief Executive Officer and/or the Chief Financial Officer of the Company (or persons in substantially equivalent positions), in their capacities as such, or (iii) on any other holder of more than 5% of the Company Shares, in each case, in connection with such Company Public Sale; provided, further, that nothing herein will prevent any Holder that is a partnership, limited liability company, corporation or other entity from making a distribution of Registrable Securities to the partners, members, stockholders or other equityholders thereof or a transfer to an Affiliate that is otherwise in compliance with the applicable securities laws, so long as such distributees or transferees agree to be bound by the

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restrictions set forth in this Section 2.03(a), or participating in any merger, acquisition or similar change of control transaction. If requested by the managing underwriter or underwriters of any such Company Public Sale, the Holders shall execute a separate lock-up agreement to the foregoing effect. This Section 2.03 shall not prohibit any transaction by any Holder that is permitted by its lock-up agreement entered into in connection with an Underwritten Offering with the managing underwriter or underwriters in such Underwritten Offering (as such lock-up agreement is modified or waived by such managing underwriter or underwriters from time to time). The Company may impose stop-transfer instructions with respect to the Company Shares (or other securities) subject to the foregoing restriction until the end of the period referenced above.

(b) Black-out Period for the Company and Others. In the case of an offering of Registrable Securities pursuant to Section 2.01 that is an Underwritten Offering, the Company and each of the Holders agree, if requested by a Requesting Investor or the managing underwriter or underwriters with respect to such Underwritten Offering, not to (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any Company Shares (including Company Shares that may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Commission and Company Shares that may be issued upon exercise of any Company Share Equivalents) or securities convertible into or exercisable or exchangeable for Company Shares or (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of Company Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Company Shares or other securities, in cash or otherwise, in each case, during the period beginning seven (7) days before, and ending 45 days (or such greater or lesser period as may be reasonably requested by the managing underwriter or underwriters) (or such other period as may be reasonably requested by the managing underwriter or underwriters to accommodate regulatory restrictions on (i) the publication or other distribution of research reports and (ii) analyst recommendations and opinions, including, but not limited to, the restrictions contained in the FINRA rules or any successor provisions or amendments thereto) after, the date of the commencement of such Marketed Underwritten Shelf Take-Down, to the extent timely notified in writing by a Participating Investor or the managing underwriter or underwriters, as the case may be; provided, that the duration of the foregoing restrictions shall be no longer than the duration of the shortest restriction generally imposed by the underwriters on (i) the Chief Executive Officer and/or the Chief Financial Officer of the Company (or persons in substantially equivalent positions), in their capacities as such, or (ii) on any other holder of more than 5% of the Company Shares, in each case, in connection with such Company Public Sale; provided, further, that nothing herein will prevent any Holder that is a partnership, limited liability company, corporation or other entity from making a distribution of Registrable Securities to the partners, members, stockholders or other equityholders thereof or a transfer to an Affiliate that is otherwise in compliance with the applicable securities laws, so long as such distributees or transferees agree to be bound by the restrictions set forth in this Section 2.03(b), or participating in any merger, acquisition or similar change of control transaction. If requested by the Participating Investor or the managing underwriter or underwriters of any such Marketed Underwritten Shelf Take-Down, the Company and the Holders shall execute a separate lock-up agreement to the foregoing effect. This Section 2.03 shall not prohibit any transaction by the Company or any Holder that is permitted by its lock-up agreement or provision entered into in connection with an Underwritten Offering with the managing underwriter or underwriters in such Underwritten Offering (as such lock-up agreement or provision is modified or waived by such managing underwriter or underwriters from time to time). Notwithstanding the foregoing, the Company may effect a public sale or distribution of securities of the type described above and during the periods described above if such sale or distribution is made pursuant to Registrations on Form F-4 or Form S-8 or as part of any Registration of securities for offering and sale to employees, directors or consultants of the Company and its Subsidiaries pursuant to any employee stock plan or other employee benefit plan arrangement.

(c) Other Shareholders. The Company agrees to use its reasonable best efforts to obtain from each of its directors, officers and Affiliates, an agreement not to effect any public sale or distribution of such securities during any period referred to in this Section 2.03, except as part of any sales or distributions made pursuant to Registrations permitted under Section 2.03(b). Without limiting the foregoing (but subject to Section 2.06), if

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after the date hereof the Company or any of its Subsidiaries grants any Person any rights to demand or participate in a Registration, the Company shall, and shall cause its Subsidiaries to, provide that the agreement with respect thereto shall include such Person’s agreement to comply with any black-out period required by this Section 2.03 as if it were a Holder hereunder. If requested by the Participating Investor or the managing underwriter or underwriters of any such Underwritten Offering, the Company shall use reasonable best efforts to cause such persons referred to in the first sentence of this Section 2.03(c) to execute a separate agreement to the foregoing effect. This Section 2.03 shall not prohibit any transaction by such person that is permitted by its lock-up agreement entered into in connection with an Underwritten Offering with the managing underwriter or underwriters in such Underwritten Offering (as such lock-up agreement is modified or waived by such managing underwriter or underwriters from time to time). The Company may impose stop-transfer instructions with respect to the Company Shares (or other securities) subject to the foregoing restriction until the end of the period referenced above.

SECTION 2.04. Registration Procedures.

(a) In connection with the Company’s Registration obligations under Sections 2.01 and 2.02 and subject to the applicable terms and conditions set forth therein, the Company shall use its reasonable best efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the plan of distribution requested by the Participating Investors and set forth in the applicable Registration Statement as expeditiously as reasonably practicable, and in connection therewith the Company shall:

(i) prepare the required Registration Statement, including all exhibits and financial statements required under the Securities Act to be filed therewith, and before filing a Registration Statement, Prospectus or any Issuer Free Writing Prospectus, or any amendments or supplements thereto, (x) furnish to the underwriters, if any, and the Participating Investors, if any, copies of all documents prepared to be filed, and provide such underwriters and the Participating Investors and their respective counsel with a reasonable opportunity to review and comment on such documents prior to their filing and (y) except in the case of a Registration under Section 2.02, not file any Registration Statement or Prospectus or amendments or supplements thereto to which any Participating Investor or the underwriters, if any, shall reasonably object; provided, that, if the Registration is pursuant to a Registration Statement on Form F-3 or any similar short-form Registration Statement, the Company shall include in such Registration Statement such additional information for marketing purposes as any Participating Investor or managing underwriter reasonably requests in writing; provided, that the Company may exclude such additional information from the Registration Statement if in its opinion, in consultation with outside legal counsel, such information contains a material misstatement of fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading;

(ii) prepare and file with the Commission such pre- and post-effective amendments to such Registration Statement, supplements to the Prospectus and such amendments or supplements to any Issuer Free Writing Prospectus as may be (x) reasonably requested by any Participating Investor, (y) reasonably requested by any other Participating Holder (to the extent such request relates to information relating to such Holder), or (z) necessary to keep such Registration effective for the period of time required by this Agreement, and comply with provisions of the applicable securities laws and SEC Guidance with respect to the sale or other disposition of all securities covered by such Registration Statement during such period in accordance with the intended method or methods of disposition by the sellers thereof set forth in such Registration Statement, and prior to the filing of such amendments and supplements, furnish such amendments and supplements to the underwriters, if any, and the Participating Investors, if any, and provide such underwriters and the Participating Investors and their respective counsel with an adequate and appropriate opportunity to review and comment on such amendments and supplements prior to their filing;

(iii) promptly notify the Participating Holders and the managing underwriter or underwriters, if any, and (if requested) confirm such advice in writing and provide copies of the relevant documents, as soon as reasonably practicable after notice thereof is received by the Company (A) when the applicable Registration Statement or

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any amendment thereto has been filed or becomes effective, and when the applicable Prospectus or Issuer Free Writing Prospectus or any amendment or supplement thereto has been filed, (B) of any written comments by the Commission or any request by the Commission or any other Governmental Authority for amendments or supplements to such Registration Statement, Prospectus or Issuer Free Writing Prospectus or for additional information, (C) of the issuance or threatened issuance by the Commission of any stop order suspending or threatening to suspend the effectiveness of such Registration Statement or any order by the Commission or any other regulatory authority preventing or suspending the use of any preliminary or final Prospectus or any Issuer Free Writing Prospectus or the initiation or threatening of any proceedings for such purposes, (D) if, at any time, the representations and warranties of the Company in any applicable underwriting agreement cease to be true and correct in all material respects, (E) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Securities for offering or sale in any jurisdiction and (F) of the receipt by the Company of any notification with respect to the initiation or threatening of any proceeding for the suspension of the qualification of the Registrable Securities for offering or sale in any jurisdiction;

(iv) promptly notify the Participating Holders and the managing underwriter or underwriters, if any, when the Company becomes aware of the happening of any event as a result of which the applicable Registration Statement, the Prospectus included in such Registration Statement (as then in effect) or any Issuer Free Writing Prospectus contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein (in the case of such Prospectus, any preliminary Prospectus or any Issuer Free Writing Prospectus, in light of the circumstances under which they were made) not misleading, when any Issuer Free Writing Prospectus includes information that may conflict with the information contained in the Registration Statement, or, if for any other reason it shall be necessary during such time period to amend or supplement such Registration Statement, Prospectus or Issuer Free Writing Prospectus in order to comply with the Securities Act and, in either case as promptly as reasonably practicable thereafter, prepare and file with the Commission, and furnish without charge to the Participating Holders and the managing underwriter or underwriters, if any, an amendment or supplement to such Registration Statement, Prospectus or Issuer Free Writing Prospectus which shall correct such misstatement or omission or effect such compliance;

(v) use its reasonable best efforts to prevent, or obtain the withdrawal of, any stop order or other order suspending the use of any preliminary or final Prospectus or any Issuer Free Writing Prospectus;

(vi) promptly incorporate in a Prospectus supplement, Issuer Free Writing Prospectus or post-effective amendment to the applicable Registration Statement such information as the managing underwriter or underwriters and the Participating Investor(s) agree should be included therein relating to the plan of distribution with respect to such Registrable Securities, and make all required filings of such Prospectus supplement, Issuer Free Writing Prospectus or post-effective amendment as soon as reasonably practicable after being notified of the matters to be incorporated in such Prospectus supplement, Issuer Free Writing Prospectus or post-effective amendment;

(vii) furnish to each Participating Holder and each underwriter, if any, without charge, as many conformed copies as such Holder or underwriter may reasonably request of the applicable Registration Statement and any amendment, post-effective amendment or supplement thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits (including any incorporated by reference);

(viii) deliver to each Participating Holder and each underwriter, if any, without charge, as many copies of the applicable Prospectus (including each preliminary Prospectus), any Issuer Free Writing Prospectus and any amendment or supplement thereto as such Holder or underwriter may reasonably request (it being understood that the Company consents to the use of such Prospectus, any Issuer Free Writing Prospectus and any amendment or supplement thereto by such Holder and the underwriters, if any, in connection with the offering and sale of the Registrable Securities thereby) and such other documents as such Holder or underwriter may reasonably request in order to facilitate the disposition of the Registrable Securities by such Holder or underwriter;

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(ix) on or prior to the date on which the applicable Registration Statement is declared effective, use its reasonable best efforts to register or qualify, and cooperate with the Participating Holders, the managing underwriter or underwriters, if any, and their respective counsel, in connection with the registration or qualification of such Registrable Securities for offer and sale under the securities or “Blue Sky” laws of each state and other jurisdiction of the United States as any Participating Holder or managing underwriter or underwriters, if any, or their respective counsel reasonably request in writing and do any and all other acts or things reasonably necessary or advisable to keep such registration or qualification in effect for such period as required by Section 2.01(b), whichever is applicable, provided that the Company shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action which would subject it to taxation or general service of process in any such jurisdiction where it is not then so subject;

(x) cooperate with the Participating Holders and the managing underwriter or underwriters, if any, to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold and not bearing any restrictive legends, and enable such Registrable Securities to be in such denominations and registered in such names as the managing underwriters may request at least two (2) Business Days prior to any sale of Registrable Securities to the underwriters;

(xi) use its reasonable best efforts to cause the Registrable Securities covered by the applicable Registration Statement to be registered with or approved by such other Governmental Authorities as may be necessary to enable the seller or sellers thereof or the underwriter or underwriters, if any, to consummate the disposition of such Registrable Securities;

(xii) make such representations and warranties to the Participating Holders and the underwriters or agents, if any, in form, substance and scope as are customarily made by issuers in secondary underwritten public offerings;

(xiii) enter into such customary agreements (including underwriting and indemnification agreements) and take all such other actions as any Participating Investor or the managing underwriter or underwriters, if any, reasonably request in order to expedite or facilitate the Registration and disposition of such Registrable Securities;

(xiv) obtain for delivery to the Participating Holders and to the underwriter or underwriters, if any, an opinion or opinions from counsel for the Company dated the effective date of the Registration Statement or, in the event of an Underwritten Offering, the date of the closing under the underwriting agreement, in customary form, scope and substance, which opinions shall be reasonably satisfactory to such Holders or underwriters, as the case may be, and their respective counsel;

(xv) in the case of an Underwritten Offering, obtain for delivery to the Company and the managing underwriter or underwriters, with copies to the Participating Holders, a cold comfort letter from the Company’s independent certified public accountants in customary form and covering such matters of the type customarily covered by cold comfort letters as the managing underwriter or underwriters reasonably request, dated the date of execution of the underwriting agreement and brought down to the date of the closing of the Underwritten Offering, as specified in the underwriting agreement;

(xvi) cooperate with each Participating Holder and each underwriter, if any, participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with the FINRA;

(xvii) use its reasonable best efforts to comply with all applicable securities laws and make available to its security holders, as soon as reasonably practicable, an earnings statement satisfying the provisions of Section 11(a) of the Securities Act and the rules and regulations promulgated thereunder;

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(xviii) provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by the applicable Registration Statement from and after a date not later than the effective date of such Registration Statement;

(xix) use its reasonable best efforts to cause all Registrable Securities covered by the applicable Registration Statement to be listed on each securities exchange on which any of the Company Shares are then listed or quoted and on each inter-dealer quotation system on which any of the Company Shares are then quoted;

(xx) in connection with an Underwritten Offering, make available upon reasonable notice at reasonable times and for reasonable periods for inspection by any Participating Investor, by any underwriter participating in any disposition to be effected pursuant to such Registration Statement and by any attorney, accountant or other agent retained by such Participating Investor(s) or any such underwriter, all pertinent financial and other records, pertinent corporate documents and properties of the Company, and cause all of the Company’s officers, directors and employees and the independent public accountants who have certified its financial statements to make themselves available to discuss the business of the Company and to supply all information reasonably requested by any such Person in connection with such Registration Statement as shall be necessary to enable them to exercise their due diligence responsibility; and

(xxi) in the case of an Underwritten Offering of Registrable Securities in an amount of at least one percent (1%) of the then-outstanding Company Shares, cause the senior executive officers of the Company to participate in the customary “road show” presentations that may be reasonably requested by the managing underwriter or underwriters in any such Underwritten Offering no more than once per calendar quarter and otherwise to facilitate, cooperate with, and participate in each proposed offering contemplated herein and customary selling efforts related thereto.

(b) The Company may require each Participating Holder to furnish to the Company such information regarding the distribution of such securities and such other information relating to such Holder and its ownership of Registrable Securities as the Company may from time to time reasonably request in writing. Each Participating Holder agrees to furnish such information to the Company and to cooperate with the Company as reasonably necessary to enable the Company to comply with the provisions of this Agreement.

(c) Each Participating Holder agrees that, upon delivery of any notice by the Company of the happening of any event of the kind described in Section 2.04(a)(iii)(C), (D), or (E) or Section 2.04(a)(iv), such Holder will forthwith discontinue disposition of Registrable Securities pursuant to such Registration Statement until (i) such Holder’s receipt of the copies of the supplemented or amended Prospectus or Issuer Free Writing Prospectus contemplated by Section 2.04(a)(iv), (ii) such Holder is advised in writing by the Company that the use of the Prospectus or Issuer Free Writing Prospectus, as the case may be, may be resumed, (iii) such Holder is advised in writing by the Company of the termination, expiration or cessation of such order or suspension referenced in Section 2.04(a)(iii)(C) or (E) or (iv) such Holder is advised in writing by the Company that the representations and warranties of the Company in such applicable underwriting agreement are true and correct in all material respects. If so directed by the Company, such Holder shall deliver to the Company (at the Company’s expense) all copies, other than permanent file copies then in such Holder’s possession, of the Prospectus or any Issuer Free Writing Prospectus covering the offer and sale of such Registrable Securities current at the time of delivery of such notice. In the event the Company shall give any such notice, the period during which the applicable Registration Statement is required to be maintained effective shall be extended by the number of days during the period from and including the date of the giving of such notice to and including the date when each seller of Registrable Securities covered by such Registration Statement either receives the copies of the supplemented or amended Prospectus or Issuer Free Writing Prospectus contemplated by Section 2.04(a)(iv) or is advised in writing by the Company that the use of the Prospectus or Issuer Free Writing Prospectus may be resumed.

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SECTION 2.05. Underwritten Offerings.

(a) Shelf Registrations. If requested by the underwriters for any Underwritten Offering requested by any Participating Investor pursuant to a Registration under Section 2.01, the Company shall enter into an underwriting agreement with such underwriters for such offering, such agreement to be reasonably satisfactory in substance and form to the Company, each Participating Investor and the underwriters, and to contain such representations and warranties by the Company and such other terms as are generally prevailing in agreements of that type, including indemnities no less favorable to the recipient thereof than those provided in Section 2.08. Each Participating Investor shall cooperate reasonably with the Company in the negotiation of such underwriting agreement and shall give consideration to the reasonable suggestions of the Company regarding the form thereof. The Participating Holders shall be parties to such underwriting agreement, which underwriting agreement shall (i) contain such representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of such Participating Holders as are customarily made by issuers to selling stockholders in secondary underwritten public offerings and (ii) provide that any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement also shall be conditions precedent to the obligations of such Participating Holders. Any such Participating Holder shall not be required to make any representations or warranties to or agreements with the Company or the underwriters in connection with such underwriting agreement other than representations, warranties or agreements regarding such Participating Holder, such Participating Holder’s title to the Registrable Securities, such Participating Holder’s authority to sell the Registrable Securities, such Participating Holder’s intended method of distribution, absence of liens with respect to the Registrable Securities, receipt of all required consents and approvals with respect to the entry into such underwriting agreement and the sale of such Registrable Securities and any other representations required to be made by such Participating Holder under applicable law, rule or regulation, and the aggregate amount of the liability of such Participating Holder in connection with such underwriting agreement shall not exceed such Participating Holder’s net proceeds from such Underwritten Offering.

(b) Piggyback Registrations. If the Company proposes to Register any of its securities under the Securities Act as contemplated by Section 2.02 and such securities are to be distributed in an Underwritten Offering through one or more underwriters, the Company shall, if requested by any Holder pursuant to Section 2.02 and subject to the provisions of Sections 2.02(b) and (c), use its reasonable best efforts to arrange for such underwriters to include on the same terms and conditions that apply to the other sellers in such Registration all the Registrable Securities to be offered and sold by such Holder among the securities of the Company to be distributed by such underwriters in such Registration. The Participating Holders shall be parties to the underwriting agreement between the Company and such underwriters, which underwriting agreement shall (i) contain such representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of such Participating Holders as are customarily made by issuers to selling stockholders in secondary underwritten public offerings and (ii) provide that any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement also shall be conditions precedent to the obligations of such Participating Holders. Any such Participating Holder shall not be required to make any representations or warranties to, or agreements with the Company or the underwriters in connection with such underwriting agreement other than representations, warranties or agreements regarding such Participating Holder, such Participating Holder’s title to the Registrable Securities, such Participating Holder’s authority to sell the Registrable Securities, such Holder’s intended method of distribution, absence of liens with respect to the Registrable Securities, receipt of all required consents and approvals with respect to the entry into such underwriting agreement and the sale of such Registrable Securities or any other representations required to be made by such Participating Holder under applicable law, rule or regulation, and the aggregate amount of the liability of such Participating Holder in connection with such underwriting agreement shall not exceed such Participating Holder’s net proceeds from such Underwritten Offering.

(c) Participation in Underwritten Registrations. Subject to the provisions of Sections 2.05(a) and (b) above, no Person may participate in any Underwritten Offering hereunder unless such Person (i) agrees to sell such Person’s securities on the basis provided in any underwriting arrangements approved by the Persons entitled

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to approve such arrangements and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements.

(d) Price and Underwriting Discounts. In the case of an Underwritten Offering under Section 2.01, the price, underwriting discount and other financial terms for the Registrable Securities shall be determined by the Investor(s) participating in such Underwritten Offering.

SECTION 2.06. No Inconsistent Agreements; Additional Rights. The Company is not currently a party to, and shall not hereafter enter into without the prior written consent of (i) the Monarch Holders Majority and (ii) the Oaktree Holders Majority (for so long as the Monarch Holders and the Oaktree Holders hold any Registrable Securities, respectively), any agreement with respect to its securities that is inconsistent with the rights granted to the Holders by this Agreement, including allowing any other holder or prospective holder of any securities of the Company (a) registration rights in the nature or substantially in the nature of those set forth in Section 2.01 or Section 2.02 that would have priority over the Registrable Securities with respect to the inclusion of such securities in any Registration (except to the extent such registration rights are solely related to Registrations of the type contemplated by Section 2.02(a)(ii) through (iv)) or (b) demand registration rights in the nature or substantially in the nature of those set forth in Section 2.01 that are exercisable prior to such time as the Requesting Investors can first exercise their rights under Section 2.01.

SECTION 2.07. Registration Expenses. All expenses incident to the Company’s performance of or compliance with this Agreement shall be paid by the Company, including (i) all registration and filing fees, and any other fees and expenses associated with filings required to be made with the Commission or FINRA, including, if applicable, the fees and expenses of any “qualified independent underwriter,” as such term is defined in FINRA Rule 5121 (or any successor provision), and of its counsel, (ii) all fees and expenses in connection with compliance with any securities or “Blue Sky” laws (including fees and disbursements of counsel for the underwriters in connection with “Blue Sky” qualifications of the Registrable Securities up to a maximum of $25,000), (iii) all printing, duplicating, word processing, messenger, telephone, facsimile and delivery expenses (including expenses of printing certificates for the Registrable Securities in a form eligible for deposit with The Depository Trust Company and of printing Prospectuses and Issuer Free Writing Prospectuses), (iv) all fees and disbursements of counsel for the Company and of all independent certified public accountants of the Company (including the expenses of any special audits incidental to or required by any Registration or qualification and cold comfort letters required by or incident to such performance), (v) Securities Act liability insurance or similar insurance if the Company so desires or the underwriters so require in accordance with then-customary underwriting practice, (vi) all fees and expenses incurred in connection with the listing of Registrable Securities on any securities exchange or quotation of the Registrable Securities on any inter-dealer quotation system, (vii) all fees and expenses of any special experts or other Persons retained by the Company in connection with any Registration, (viii) all of the Company’s internal expenses (including all salaries and expenses of its officers and employees performing legal or accounting duties), (ix) all expenses incurred by the Company and its directors and officers related to any analyst or investor presentations or any “road-shows” for any Underwritten Offering, including all travel, meals and lodging, (x) reasonable fees, out-of-pocket costs and expenses of one firm of counsel selected by the Holder(s) of a majority of the Registrable Securities covered by each Registration Statement, (xi) fees and disbursements of underwriters customarily paid by issuers and sellers of securities, but excluding any underwriting fees, discounts and commissions attributable to the sale of Registrable Securities, (xii) transfer agents’ and registrars’ fees and expenses and the fees and expenses of any other agent or trustee appointed in connection with such offering, (xiii) fees and expense payable in connection with any ratings of the Registrable Securities, including expenses relating to any presentations to rating agencies and (xiv) any other fees and disbursements customarily paid by the issuers of securities. All such fees and expenses are referred to herein as “Registration Expenses.” The Company shall not be required to pay any underwriting discounts and commissions and transfer taxes, if any, attributable to the sale of Registrable Securities.

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SECTION 2.08. Indemnification.

(a) Indemnification by the Company. The Company agrees to indemnify and hold harmless, to the fullest extent permitted by law, each of the Holders, each of their respective direct or indirect partners, members or shareholders and each of such partner’s, member’s or shareholder’s partners members or shareholders and, with respect to all of the foregoing Persons, each of their respective Affiliates, employees, directors, officers, trustees or agents and each Person who controls (within the meaning of the Securities Act or the Exchange Act) such Persons and each of their respective Representatives (collectively, the “Stockholder Parties”) from and against any and all losses, penalties, judgments, suits, costs, claims, damages, liabilities and expenses, joint or several (including reasonable costs and expenses of investigation and attorneys’, accountants’ and experts’ fees and expenses) (each, a “Loss” and collectively “Losses”) insofar as such Losses arise out of or are relating to (i) any failure by the Company to comply with the covenants and agreements contained in this Agreement, (ii) any untrue or alleged untrue statement of a material fact contained in any Registration Statement under which such Registrable Securities were Registered under the Securities Act (including any final, preliminary or summary Prospectus contained therein or any amendment or supplement thereto or any documents incorporated by reference therein, which shall include any information that has been deemed to be a part of any Prospectus under Rule 159 under the Securities Act), any Issuer Free Writing Prospectus or amendment or supplement thereto, (iii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, preliminary Prospectus or Issuer Free Writing Prospectus, in light of the circumstances under which they were made) not misleading, (iv) any violation or alleged violation by the Company of any federal, state or common law rule or regulation applicable to the Company or any of its Subsidiaries in connection with any such Registration, qualification, compliance or sale of Registrable Securities, (v) any failure to register or qualify Registrable Securities in any state where the Company or its agents have affirmatively undertaken or agreed in writing that the Company (the undertaking of any underwriter being attributed to the Company) will undertake such registration or qualification on behalf of the Holders of such Registrable Securities (provided that in such instance the Company shall not be so liable if it has undertaken its reasonable best efforts to so register or qualify such Registrable Securities) or (vi) any actions or inactions or proceedings in respect of the foregoing, and the Company will reimburse, as incurred, each such Stockholder Party for any legal and any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action; provided, that the Company shall not be liable to any Stockholder Party to the extent that any such Loss arises out of or is relating to an untrue statement or alleged untrue statement or omission or alleged omission made in any such Registration Statement or other document in reliance upon and in conformity with written information furnished to the Company by such indemnified party expressly for use in the preparation thereof (including without limitation any written information provided for inclusion in the Registration Statement pursuant to Section 2.04(a)(i)). This indemnity shall be in addition to any liability the Company may otherwise have. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Holder or any Stockholder Party and shall survive the transfer of such securities by such Holder. The Company shall also indemnify underwriters, selling brokers, dealer managers and similar securities industry professionals participating in the distribution, their officers and directors and each Person who controls such Persons (within the meaning of the Securities Act and the Exchange Act) to the same extent as provided above with respect to the indemnification of the Stockholder Parties.

(b) Indemnification by the Participating Holders. Each Participating Holder agrees (severally and not jointly) to indemnify and hold harmless, to the fullest extent permitted by law, the Company, its directors and officers and each Person who controls the Company (within the meaning of the Securities Act or the Exchange Act), and each other Holder, each of such other Holder’s respective direct or indirect partners, members or shareholders and each of such partner’s, member’s or shareholder’s partners members or shareholders and, with respect to all of the foregoing Persons, each of their respective Affiliates, employees, directors, officers, trustees or agents and each Person who controls (within the meaning of the Securities Act or the Exchange Act) such Persons and each of their respective Representatives from and against any Losses resulting from (i) any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement under which such Participating Holder’s Registrable Securities were Registered under the Securities Act (including any final,

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preliminary or summary Prospectus contained therein or any amendment or supplement thereto or any documents incorporated by reference therein, which shall include any information that has been deemed to be a part of any Prospectus under Rule 159 under the Securities Act) or any Issuer Free Writing Prospectus or amendment or supplement thereto, or (ii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, preliminary Prospectus or Issuer Free Writing Prospectus, in light of the circumstances under which they were made) not misleading, in each case to the extent, but only to the extent, that such untrue statement or omission is contained in any information furnished in writing by such Participating Holder to the Company specifically for inclusion in such Registration Statement (including, without limitation, any written information provided for inclusion in the Registration Statement pursuant to Section 2.04(a)(i)) and has not been corrected in a subsequent writing prior to or concurrently with the sale of the Registrable Securities to the Person asserting the claim, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) was made in such Registration Statement, Prospectus, offering circular, Issuer Free Writing Prospectus or other document, in reliance upon and in conformity with written information furnished to the Company by such Holder expressly for use therein. In no event shall the liability of such Participating Holder hereunder be greater in amount than the dollar amount of the net proceeds received by such Participating Holder under the sale of Registrable Securities giving rise to such indemnification obligation.

(c) Conduct of Indemnification Proceedings. Any Person entitled to indemnification under this Section 2.08 shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that any failure to so notify the indemnifying party shall relieve the indemnifying party of its obligations hereunder only to the extent, if at all, that it is actually and materially prejudiced by reason of such failure) and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided that any Person entitled to indemnification hereunder shall have the right to select and employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such Person unless (A) the indemnifying party has agreed in writing to pay such fees or expenses, (B) the indemnifying party shall have failed to assume the defense of such claim within a reasonable time after delivery of notice of such claim from the Person entitled to indemnification hereunder and employ counsel reasonably satisfactory to such Person, (C) the indemnified party has reasonably concluded (based upon advice of its counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, or (D) in the reasonable judgment of any such indemnified party (based upon advice of its counsel), an actual or potential conflict of interest exists between such Person and the indemnifying party with respect to such claims (in which case, if the Person notifies the indemnifying party in writing that such Person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such Person). If the indemnifying party assumes the defense, the indemnifying party shall not have the right to settle such action, consent to entry of any judgment or enter into any settlement, in each case without the prior written consent of the indemnified party, unless the entry of such judgment or settlement (i) includes as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of an unconditional release from all liability in respect to such claim or litigation and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of such indemnified party, and provided that any sums payable in connection with such settlement are paid in full by the indemnifying party. If such defense is not assumed by the indemnifying party, the indemnifying party will not be subject to any liability for any settlement made without its prior written consent, but such consent may not be unreasonably withheld. It is understood that the indemnifying party or parties shall not, except as specifically set forth in this Section 2.08(c), in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements or other charges of more than one separate firm admitted to practice in such jurisdiction at any one time unless (x) the employment of more than one counsel has been authorized in writing by the indemnifying party or parties, (y) an indemnified party has reasonably concluded (based on the advice of counsel) that there may be legal defenses available to it that are different from or in addition to those available to the other indemnified parties, or (z) a conflict or potential conflict exists or may exist (based upon advice of counsel to an indemnified party) between such

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indemnified party and the other indemnified parties, in each of which cases the indemnifying party shall be obligated to pay the reasonable fees and expenses of such additional counsel or counsels.

(d) Contribution. If for any reason the indemnification provided for in paragraphs (a) and (b) of this Section 2.08 is unavailable to an indemnified party or insufficient in respect of any Losses referred to therein, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such Loss in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and the indemnified party or parties on the other hand in connection with the acts, statements or omissions that resulted in such losses, as well as any other relevant equitable considerations. In connection with any Registration Statement filed with the Commission by the Company, the relative fault of the indemnifying party on the one hand and the indemnified party on the other hand shall be determined by reference to, among other things, whether any untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties hereto agree that it would not be just or equitable if contribution pursuant to this Section 2.08(d) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in this Section 2.08(d). No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. The amount paid or payable by an indemnified party as a result of the Losses referred to in Sections 2.08(a) and 2.08(b) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 2.08(d), in connection with any Registration Statement filed by the Company, a Participating Holder shall not be required to contribute any amount in excess of the dollar amount of the net proceeds received by such Holder under the sale of Registrable Securities giving rise to such contribution obligation less any amount paid by such Holders pursuant to Section 2.08(b). Each Participating Stockholder’s obligation to contribute pursuant to this Section 2.08 is several in the proportion that the proceeds of the offering received by such Participating Stockholder bears to the total proceeds of the offering received by all such Participating Stockholders and not joint. If indemnification is available under this Section 2.08, the indemnifying parties shall indemnify each indemnified party to the full extent provided in Sections 2.08(a) and 2.08(b) hereof without regard to the provisions of this Section 2.08(d).

(e) No Exclusivity. The remedies provided for in this Section 2.08 are not exclusive and shall not limit any rights or remedies which may be available to any indemnified party at law or in equity or pursuant to any other agreement.

(f) Survival. The indemnities provided in this Section 2.08 shall survive the transfer of any Registrable Securities by such Holder.

(g) Other Indemnification. Indemnification similar to that specified herein (with appropriate modifications) shall be given by the Company and each Participating Stockholder with respect to any required registration or other qualification of securities under any law other than the Securities Act or the Exchange Act.

SECTION 2.09. Rules 144 and 144A and Regulation S. The Company covenants that it will file the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the Commission thereunder (or, if the Company is not required to file such reports, it will, upon the reasonable request of any Investor, make publicly available such necessary information for so long as necessary to permit sales pursuant to Rules 144, 144A or Regulation S under the Securities Act), and it will take such further action as any Investor may reasonably request, all to the extent required from time to time to enable the Holders, to sell Registrable Securities without Registration under the Securities Act within the limitation of the exemptions provided by (i) Rules 144, 144A or Regulation S under the Securities Act, as such Rules may be amended from time to time, or (ii) any similar rule or regulation hereafter adopted by the Commission. Upon the

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reasonable request of a Holder, the Company will deliver to such Holder a written statement as to whether it has complied with such requirements and, if not, the specifics thereof.

SECTION 2.10. Limitation on Registrations and Underwritten Offerings. Notwithstanding the rights and obligations set forth in Section 2.01, in no event shall the Company be obligated to take any action to (i) effect more than one Marketed Underwritten Offering per calendar quarter or (ii) effect any Underwritten Shelf Take-Down unless the Investor initiating such Underwritten Offering proposes to sell Registrable Securities in an amount of at least the lesser of one percent (1%) of the then-outstanding Company Shares or 100% of the Registrable Securities then held by such Investor.

SECTION 2.11. Clear Market. With respect to any Underwritten Offerings of Registrable Securities by an Investor, the Company agrees not to effect (other than pursuant to the Registration applicable to such Underwritten Offering or pursuant to a Special Registration or pursuant to the exercise by another Investor of any of its rights under Section 2.01) any public sale or distribution, or to file any Registration Statement (other than pursuant to the Registration applicable to such Underwritten Offering or pursuant to a Special Registration or pursuant to the exercise by an Investor of any of its rights under Section 2.01) covering any of its equity securities or any securities convertible into or exchangeable or exercisable for such securities, during the period not to exceed ten (10) days prior and sixty (60) days following the effective date of such offering, or such longer period up to ninety (90) days as may be requested by the managing underwriter for such Underwritten Offering; provided, that such period shall be waived by the Investors upon the Company’s reasonable request if, in the good-faith opinion of the Company’s managing underwriter or underwriters in connection with an Underwritten Offering, the Company’s securities may be sold in such offering without being likely to have a significant adverse effect on the price, distribution or market of the Investor’s securities offered. “Special Registration” means the Registration of (A) equity securities and/or options or other rights in respect thereof solely Registered on Form F-4 or Form S-8 or (B) shares of equity securities and/or options or other rights in respect thereof to be offered to directors, employees, consultants, customers, lenders or vendors of the Company or its Subsidiaries or in connection with dividend reinvestment plans.

SECTION 2.12. In-Kind Distributions. If any Holder seeks to effectuate an in-kind distribution of all or part of its Company Shares to its direct or indirect equityholders, the Company will reasonably cooperate with and assist such Holder, such equityholders and the Company’s transfer agent to facilitate such in-kind distribution in the manner reasonably requested by such Holder (including the delivery of instruction letters by the Company or its counsel to the Company’s transfer agent, the delivery of customary legal opinions by counsel to the Company and the delivery of Company Shares without restrictive legends, to the extent no longer applicable or advisable).

ARTICLE III

MISCELLANEOUS

SECTION 3.01. Term. This Agreement shall terminate with respect to any Holder, (i) with the prior written consent of each of (A) the Monarch Holders Majority and (B) the Oaktree Holders Majority (for so long as the Monarch Holders and the Oaktree Holders hold any Registrable Securities, respectively), (ii) if such Holder and its Affiliates beneficially own less than 5% of the outstanding Company Shares, if all of the Registrable Securities then owned by such Holder and its Affiliates could be sold in any ninety (90)-day period pursuant to Rule 144 without restriction as to volume or manner of sale or (iii) if all of the Registrable Securities held by such Holder have been sold in a Registration pursuant to the Securities Act or pursuant to an exemption therefrom.

SECTION 3.02. Injunctive Relief. It is hereby agreed and acknowledged that it will be impossible to measure in money the damage that would be suffered if the parties fail to comply with any of the obligations

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herein imposed on them and that in the event of any such failure, an aggrieved Person will be irreparably damaged and will not have an adequate remedy at law. Any such Person shall, therefore, be entitled (in addition to any other remedy to which it may be entitled in law or in equity) to injunctive relief, including specific performance, to enforce such obligations, and if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the parties hereto shall raise the defense that there is an adequate remedy at law.

SECTION 3.03. Notices. Unless otherwise specified herein, all notices, consents, approvals, reports, designations, requests, waivers, elections and other communications authorized or required to be given pursuant to this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered, (b) when transmitted via facsimile to the number set out below or on Schedule I, as applicable, if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), (c) the day following the day (except if not a Business Day then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service, (d) when transmitted via email (including via attached pdf document) to the email address set out below or on Schedule I, as applicable, if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid) or (e) the third Business Day following the day on which the same is sent by certified or registered mail, postage prepaid, in each case to the respective parties as applicable, at the address, facsimile number or email address set forth on Schedule I (or such other address, facsimile number or email address as such Holder may specify by notice to the Company in accordance with this Section 3.03) and the Company at the following addresses:

To the Company:

Star Bulk Carriers Corp.

c/o Star Bulk Management Inc.

40 Agiou Konstantinou Street,

15124 Maroussi,

Athens, Greece

Attention: Georgia Mastagaki

Facsimile: +30 (210) 617-8378

Email: gmastagaki@starbulk.com

with copies (which shall not constitute notice) to:

Seward & Kissel LLP

One Battery Park Plaza

New York, NY 10004

Attention: Robert E. Lustrin, Esq.

Facsimile: (212) 480-8421

Email: lustrin@sewkis.com

SECTION 3.04. Recapitalization. The provisions of this Agreement shall apply to the full extent set forth herein with respect to any and all equity securities of the Company or any successor or assign of the Company (whether by merger, consolidation, sale of assets or otherwise) which may be issued in respect of, in conversion of, in exchange for or in substitution of, the Registrable Securities and shall be appropriately adjusted for any stock dividends, splits, reverse splits, combinations, recapitalizations and the like occurring after the date hereof. The Company shall cause any successor or assign (whether by merger, consolidation, sale of assets or otherwise) to assume this Agreement or enter into a new registration rights agreement with the Holders on terms substantially the same as this Agreement as a condition of any such transaction.

25

SECTION 3.05. Amendment. The terms and provisions of this Agreement may only be amended, modified or waived at any time and from time to time by a writing executed by the Company, the Monarch Holders Majority and the Oaktree Holders Majority (for so long as the Monarch Holders and the Oaktree Holders hold any Registrable Securities, respectively).

SECTION 3.06. Successors, Assigns and Transferees. The rights and obligations of each party hereto may not be assigned, in whole or in part, without the written consent of the Company, the Monarch Holders Majority and the Oaktree Holders Majority (for so long as the Monarch Holders and the Oaktree Holders hold any Registrable Securities, respectively); provided, however, that notwithstanding the foregoing, the rights and obligations set forth herein may be assigned, in whole or in part, by any Investor to any transferee of Registrable Securities that holds (after giving effect to such transfer) in excess of one percent (1%) of the then-outstanding Company Shares and such transferee shall, with the consent of the transferring Investor, be treated as an “Investor” for all purposes of this Agreement (it being understood that, without such consent from the transferring Investor, such transferee shall be treated as a “Holder” for all purposes of this Agreement) (each Person to whom the rights and obligations are assigned in compliance with this Section 3.06 is a “Permitted Assignee” and all such Persons, collectively, are “Permitted Assignees”); provided, further, that such transferee shall only be admitted as a party hereunder upon its, his or her execution and delivery of a joinder agreement, in form and substance acceptable to each Investor, agreeing to be bound by the terms and conditions of this Agreement as if such Person were a party hereto (together with any other documents the Investors determine are necessary to make such Person a party hereto), whereupon such Person will be treated as a Holder for all purposes of this Agreement, with the same rights, benefits and obligations hereunder as the transferring Holder with respect to the transferred Registrable Securities (except that if the transferee was a Holder prior to such transfer, such transferee shall have the same rights, benefits and obligations with respect to such transferred Registrable Securities as were applicable to Registrable Securities held by such transferee prior to such transfer).

SECTION 3.07. Binding Effect. Except as otherwise provided in this Agreement, the terms and provisions of this Agreement shall be binding on and inure to the benefit of each of the parties hereto and their respective successors.

SECTION 3.08. Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended or shall be construed to confer upon any Person not a party hereto (other than those Persons entitled to indemnity or contribution under Section 2.08, each of whom shall be a third party beneficiary thereof) any right, remedy or claim under or by virtue of this Agreement.

SECTION 3.09. Governing Law; Jurisdiction; Agent For Service. THIS AGREEMENT SHALL BE GOVERNED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF. EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY (I) AGREES THAT ANY LEGAL SUIT, ACTION OR PROCEEDING AGAINST THE COMPANY ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY MAY BE INSTITUTED IN THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE CITY AND COUNTY OF NEW YORK OR THE COURTS OF THE STATE OF NEW YORK IN EACH CASE LOCATED IN THE CITY AND COUNTY OF NEW YORK (COLLECTIVELY, THE “SPECIFIED COURTS”), (II) WAIVES, TO THE FULLEST EXTENT IT MAY EFFECTIVELY DO SO, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR OTHER PROCEEDING IN THE SPECIFIED COURTS AND IRREVOCABLY AND UNCONDITIONALLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR OTHER PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM AND (III) SUBMITS TO THE EXCLUSIVE JURISDICTION (EXCEPT FOR PROCEEDINGS INSTITUTED IN REGARD TO THE ENFORCEMENT OF A JUDGMENT OF ANY SUCH COURT, AS TO WHICH SUCH JURISDICTION IS NON-EXCLUSIVE) OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING. THE COMPANY HAS APPOINTED SEWARD & KISSEL LLP AT C/O ROBERT E.

26

LUSTRIN, ONE BATTERY PARK PLAZA, NEW YORK, NEW YORK 10004, USA AS ITS AUTHORIZED AGENT (THE “AUTHORIZED AGENT”) UPON WHOM PROCESS MAY BE SERVED IN ANY SUCH ACTION ARISING OUT OF OR BASED ON THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY WHICH MAY BE INSTITUTED IN ANY SPECIFIED COURT AND HEREBY WAIVES ANY REQUIREMENTS OF OR OBJECTIONS TO PERSONAL JURISDICTION WITH RESPECT THERETO. SUCH APPOINTMENT SHALL BE IRREVOCABLE. THE COMPANY REPRESENTS AND WARRANTS THAT THE AUTHORIZED AGENT HAS AGREED TO ACT AS SUCH AGENT FOR SERVICE OF PROCESS AND AGREES TO TAKE ANY AND ALL ACTION, INCLUDING THE FILING OF ANY AND ALL DOCUMENTS AND INSTRUMENTS, THAT MAY BE NECESSARY TO CONTINUE SUCH APPOINTMENT IN FULL FORCE AND EFFECT AS AFORESAID. SERVICE OF PROCESS UPON THE AUTHORIZED AGENT AND WRITTEN NOTICE OF SUCH SERVICE TO THE COMPANY SHALL BE DEEMED, IN EVERY RESPECT, EFFECTIVE SERVICE OF PROCESS UPON THE COMPANY.

SECTION 3.10. Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY. EACH OF THE PARTIES HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 3.10.

SECTION 3.11. Immunity Waiver. The Company hereby irrevocably waives, to the extent permitted by law, any immunity to jurisdiction to which it may otherwise be entitled (including, without limitation, immunity to pre-judgment attachment, post-judgment attachment and execution) in any legal suit, action or proceeding against it arising out of or based on this Agreement.

SECTION 3.12. Entire Agreement. This Agreement sets forth the entire agreement among the parties hereto with respect to the subject matter hereof. Any prior agreements or understandings among the parties hereto regarding the subject matter hereof, whether written or oral, are superseded by this Agreement.

SECTION 3.13. Severability. If any provision of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 3.14. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same agreement.

SECTION 3.15. Headings. The heading references herein and in the table of contents hereto are for convenience purposes only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

SECTION 3.16. Joinder. Any Person that holds Company Shares may, with the prior written consent of each Investor, be admitted as a party to this Agreement upon its execution and delivery of a joinder agreement, in form and substance acceptable to the Investors, agreeing to be bound by the terms and conditions of this Agreement as if such Person were a party hereto (together with any other documents the Investors determine are necessary to make such Person a party hereto), whereupon such Person will be treated as a Holder for all purposes of this Agreement.

[Remainder of Page Intentionally Blank]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

STAR BULK CARRIERS CORP.

By:
Name:	Simos Spyrou
Title:	Chief Financial Officer

[Signature Page to Registration Rights Agreement]

INVESTORS:

OAKTREE VALUE OPPORTUNITIES FUND, L.P.

By: Oaktree Value Opportunities Fund GP, L.P.
Its: General Partner

By: Oaktree Value Opportunities Fund GP Ltd.
Its: General Partner

By: Oaktree Capital Management, L.P.
Its: Director

By:
Name:
Title:

By:
Name:
Title:

OAKTREE OPPORTUNITIES FUND IX DELAWARE, L.P.

By: Oaktree Fund GP, LLC
Its: General Partner

By: Oaktree Fund GP I. L.P.
Its: Managing Member

By:
Name:
Title:

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

OAKTREE OPPORTUNITIES FUND IX (PARALLEL 2), L.P.

By: Oaktree Opportunities Fund IX GP, L.P.
Its: General Partner

By: Oaktree Opportunities Fund IX GP Ltd.
Its: General Partner

By: Oaktree Capital Management, L.P.
Its: Director

By:
Name:
Title:

By:
Name:
Title:

OAKTREE DRY BULK HOLDINGS LLC

By:
Name:
Title:

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

MONARCH ALTERNATIVE SOLUTIONS MASTER FUND LTD

MONARCH CAPITAL MASTER PARTNERS II-A LP

MONARCH CAPITAL MASTER PARTNERS II LP

MONARCH DEBT RECOVERY MASTER FUND LTD

MONARCH OPPORTUNITIES MASTER FUND LTD

P MONARCH RECOVERY LTD

By: Monarch Alternative Capital LP, as investment manager

By:
Name: Title:

[Signature Page to Registration Rights Agreement]

MILLENNIA HOLDINGS LLC

By: Oceanbulk Maritime S.A.

Its: Manager

By:
Name:
Title:

MIRABEL SHIPHOLDING & INVEST LIMITED

By:

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

MILENA MARIA PAPPAS

By:

[Signature Page to Registration Rights Agreement]

SCHEDULE I

Milena Maria Pappas

ANNEX F

VOTING AGREEMENT

EXECUTION COPY

VOTING AGREEMENT

by and among

OAKTREE DRY BULK HOLDINGS LLC,

MILLENNIA HOLDINGS LLC,

MIRABEL SHIPHOLDING & INVEST LIMITED

and

THE STOCKHOLDERS PARTY HERETO

Dated as of June 16, 2014

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i

INDEX OF DEFINED TERMS

Term	Section
Adverse Amendment	2.1(b)
Agreement	Preamble
Beneficial Owner	1.1(a)
Beneficial Ownership	1.1(a)
Beneficially Own	1.1(a)
Beneficially Owned	1.1(a)
Cap	5.17
Common Stock	Recitals
control	1.1(b)
controlled by	1.1(b)
controlling	1.1(b)
Covered Affiliates	1.1(c)
Covered Shares	1.1(d)
Existing Shares	1.1(e)
Merger	Recitals
Merger Agreement	Recitals
Merger Subs	Recitals
Millennia	Preamble
Mirabel	Preamble
Oaktree Holdco	Recitals
Oaktree Holdco Merger Sub	Preamble
Oaktree Seller	Preamble
Oceanbulk Holdcos	Recitals
Organizational Documents	2.1(b)
Pappas Agreement	Recitals
Pappas Holdco	Recitals
Pappas Holdco Merger Sub	Recitals
Parent	Recitals
Permitted Transfer	1.1(f)
Sellers	Preamble
Stockholder	Preamble
Tail Period	5.2
Transfer	1.1(g)
Voting Period	2.1

ii

VOTING AGREEMENT

VOTING AGREEMENT, dated as of June 16, 2014 (this “Agreement”), by and among Oaktree Dry Bulk Holdings LLC, a Marshall Islands limited liability company (the “Oaktree Seller”), Millennia Holdings LLC, a Marshall Islands limited liability company (“Millennia”), Mirabel Shipholding & Invest Limited, company limited by shares incorporated under the laws of the British Virgin Islands with BVI company number 1785399 (“Mirabel” and, together with the Oaktree Seller and Millennia, the “Sellers”) and each of the Persons listed on Schedule 1 hereto (each, a “Stockholder”).

RECITALS

WHEREAS, concurrently with the execution and delivery of this Agreement, Star Bulk Carriers Corp., a Marshall Islands corporation (“Parent”), Star Synergy LLC, a Marshall Islands limited liability company and a wholly-owned subsidiary of Parent (“Oaktree Holdco Merger Sub”), Star Omas LLC, a Marshall Islands limited liability company and a wholly-owned subsidiary of Parent (“Pappas Holdco Merger Sub” and, together with Oaktree Holdco Merger Sub, the “Merger Subs”), Oaktree OBC Holdings LLC, a Marshall Islands limited liability company (“Oaktree Holdco”), Millennia Limited Liability Company, a Marshall Islands limited liability company (the “Pappas Holdco” and, together with the Oaktree Holdco, the “Oceanbulk Holdcos”) and the other parties thereto are entering into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), pursuant to which, among other things, (i) the Oaktree Holdco will merge with and into Oaktree Holdco Merger Sub and (ii) the Pappas Holdco will merge with and into Pappas Holdco Merger Sub (collectively, the “Merger”);

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent is entering into a share purchase agreement with Mirabel and certain subsidiaries thereof (the “Pappas Agreement”);

WHEREAS, as of the date of this Agreement, each Stockholder is the Beneficial Owner (as hereinafter defined) of the number of outstanding shares of common stock, par value $0.01 per share, of Parent (the “Common Stock”) set forth opposite such Stockholder’s name on Schedule 1 hereto; and

WHEREAS, as a condition to the willingness of the Sellers to enter into the Merger Agreement and the Pappas Agreement, the Sellers have required that each Stockholder agree, and each Stockholder has agreed, to enter into this Agreement.

Accordingly, in consideration of the mutual representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE I

GENERAL

Section 1.1 Defined Terms. The following capitalized terms, as used in this Agreement, shall have the meanings set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement.

(a) “Beneficial Ownership” by a Person of any security includes ownership by any Person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares: (i) voting power which includes the power to vote, or to direct the voting of, such security; and/or (ii) investment power which includes the power to dispose, or to direct the disposition, of such security; and shall otherwise be

F-1

interpreted in accordance with the term “beneficial ownership” as defined in Rule 13d-3 adopted by the SEC under the Exchange Act. The terms “Beneficially Own,” “Beneficially Owned” and “Beneficial Owner” shall have correlative meanings.

(b) “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), when used with respect to any Person, means the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

(c) “Covered Affiliates” means, with respect to each Stockholder, each Affiliate controlled by such Stockholder or Monarch Alternative Capital LP.

(d) “Covered Shares” means the Existing Shares that are Beneficially Owned by the Stockholder, together with any other shares of Common Stock or other voting capital stock of Parent that the Stockholder acquires Beneficial Ownership of prior to the termination of this Agreement in accordance with this Agreement.

(e) “Existing Shares” means, with respect to each Stockholder, the number of shares of Common Stock set forth opposite such Stockholder’s name on Schedule 1 hereto.

(f) “Permitted Transfer” means a Transfer by a Stockholder of Covered Shares (i) if agreed to by the Sellers in writing in their sole discretion or (ii) provided such transfer is for a reasonable business purpose (which shall include, without limitation, a Transfer to effect a movement of an investment by an investor in a Stockholder to an investment in another entity under common control with such Stockholder) and not for the purpose of evading the obligations established under this Agreement, a Transfer of Covered Shares by a Stockholder to one or more partners, subsidiaries or members of such Stockholder or to an affiliated corporation under common control with such Stockholder (including any advisory client of Monarch Alternative Capital LP or any affiliate thereof); provided that such transferee agrees in writing to assume all of such transferring Stockholder’s obligations hereunder in respect of the securities subject to such Transfer and to be bound by, and comply with, the terms of this Agreement with respect to the Covered Shares that are subject to such Transfer, to the same extent as such transferring Stockholder is bound hereunder.

(g) “Transfer” means, directly or indirectly, to sell, transfer, assign, pledge, encumber, hypothecate or otherwise dispose of (by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option, derivative or other agreement or understanding (including any profit or loss-sharing arrangement) with respect to any sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition.

ARTICLE II

VOTING

Section 2.1 Agreement to Vote. Each Stockholder hereby agrees that during the period from the date hereof through the earlier to occur of (i) the Effective Time and (ii) the date of termination of the Merger Agreement in accordance with its terms (the “Voting Period”), at the Parent Stockholders Meeting and at any other meeting of the stockholders of Parent, however called, including any adjournment, recess or postponement thereof, and in connection with any written consent of the stockholders of Parent, it shall, in each case to the extent that the Covered Shares are entitled to vote thereon or consent thereto:

(a) appear at each such meeting or otherwise cause all of its Covered Shares to be counted as present thereat for purposes of calculating a quorum; and

(b) except as expressly provided or permitted herein, vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering all of its Covered Shares (i) in favor of (A) the

F-2

Merger, the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement and (B) the transactions contemplated by the Pappas Agreement, (ii) against any action, proposal, transaction or agreement that would reasonably be expected to result in a material breach of any material representation, warranty, covenant or agreement of Parent or a Merger Sub contained in the Merger Agreement or the Pappas Agreement, (iii) against any amendment of Parent’s or a Merger Sub’s certificate of incorporation, bylaws or other comparable governing documents, as applicable (collectively, the “Organizational Documents”) (other than any amendments of Parent’s or a Merger Sub’s Organizational Documents resulting from the Merger or the transactions contemplated by the Pappas Agreement), which amendment would in any manner materially delay, impede, frustrate, prevent or nullify the Merger, the Merger Agreement, the Pappas Agreement or any of the other transactions contemplated by the Merger Agreement or Pappas Agreement or change in any manner the voting rights of each class of Common Stock, and (iv) against any Acquisition Proposal; provided that if, in response to a Superior Proposal received by the Special Committee, an Adverse Recommendation Change is made after the date of this Agreement and prior to the Parent Stockholders Meeting in accordance with Section 7.6(b)(iii) of the Merger Agreement (and Section 9.1 of the Pappas Agreement with respect to Parent’s agreement to comply with Section 7.6(b)(iii) of the Merger Agreement), the number of such Stockholder’s Covered Shares that are subject to this Section 2.1 shall be reduced to 50% of such Stockholder’s Covered Shares at the time of such vote or written consent; and provided further, that this Section 2.1 shall not require such Stockholder to vote or consent (or cause any Affiliate to vote or consent) in favor of the Merger Agreement or the Pappas Agreement or any of the transactions contemplated thereby, to the extent that the Merger Agreement or the Pappas Agreement has been amended in a manner that is materially adverse to the stockholders of Parent (an “Adverse Amendment”).

No Stockholder has entered into, and no Stockholder shall enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with clause (a) and clause (b) of this Section 2.1; provided, however, that if the events described in the first proviso of clause (b) of this Section 2.1 have occurred, the limitations in this clause (c) shall not apply to any action with respect to shares of Common Stock Beneficially Owned by Stockholder that are not Covered Shares including the voting for or consenting by written consent to an Acquisition Proposal.

Notwithstanding the foregoing, each Stockholder shall remain free to vote (or execute consents or proxies with respect to) the Covered Shares with respect to any matter not covered by this Section 2.1 in any manner such Stockholder deems appropriate, including in connection with the election of directors.

Section 2.2 Tail Period. During the Tail Period (as defined below), if any, at any meeting of the stockholders of Parent, however called, including any adjournment, recess or postponement thereof, and in connection with any written consent of the stockholders of Parent, each Stockholder hereby agrees to (a) appear at each such meeting or otherwise cause all of its Covered Shares to be counted as present thereat for purposes of calculating a quorum; and (b) vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering, all of its Covered Shares in the same proportion (for or against) as all other shares of Common Stock or other voting capital stock of Parent entitled to vote or consent to such matter are voted or consents are given with respect to any Acquisition Proposal existing at the time of the Adverse Recommendation Change.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Stockholders. Each Stockholder represents and warrants to the Sellers as follows:

(a) Organization; Authorization; Validity of Agreement; Necessary Action. Such Stockholder is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Such Stockholder has the requisite power and authority to execute and deliver this Agreement, to perform its

F-3

obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery by such Stockholder of this Agreement, the performance by it of its obligations hereunder and the consummation by it of the transactions contemplated by this Agreement have been duly and validly authorized by such Stockholder and no other actions or proceedings on the part of such Stockholder are necessary to authorize the execution and delivery by it of this Agreement, the performance by it of its obligations hereunder or the consummation by it of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by such Stockholder and, assuming this Agreement constitutes a valid and binding obligation of the other parties hereto, constitutes a legal, valid and binding agreement of such Stockholder enforceable against it in accordance with its terms, subject to the Equitable Exceptions.

(b) Ownership. Such Stockholder is the owner of record and Beneficial Owner of such Stockholder’s Existing Shares, free and clear of any Liens, other than (i) any Liens pursuant to this Agreement, (ii) any transfer restrictions of general applicability as may be provided under the Securities Act and the “blue sky” laws of the various states of the United States and (iii) any Liens granted in connection with a general pledge of Covered Shares to such Stockholder’s prime broker, which do and will not affect such Stockholder’s Beneficial Ownership of the Covered Shares. As of the date of this Agreement, such Stockholder’s Existing Shares constitute all of the shares of Common Stock Beneficially Owned or owned of record by such Stockholder. Except to the extent Covered Shares are Transferred after the date of this Agreement pursuant to a Permitted Transfer, such Stockholder is the Beneficial Owner and has and will have at all times during the term of this Agreement Beneficial Ownership, voting power (including the right to control such vote as contemplated herein), power of disposition, power to issue instructions with respect to the matters set forth in Article II hereof, and power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Stockholder’s Existing Shares and with respect to all of the Covered Shares Beneficially Owned by such Stockholder at all times through the Closing Date.

(c) Non-Contravention. The execution, delivery and performance of this Agreement by such Stockholder do not and will not (i) contravene or conflict with, or result in any violation or breach of, any provision of Organizational Documents of such Stockholder, (ii) contravene or conflict with, or result in any violation or breach of, any Law applicable to such Stockholder or by which any of its assets or properties is bound or (iii) conflict with or result in any violation, termination, cancellation or breach of, or constitute a default (with or without notice or lapse of time or both) under, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Stockholder is a party or by which it or any of its assets or properties is bound, except for any of the foregoing that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of such Stockholder to perform its obligations hereunder.

(d) Consents and Approvals. The execution and delivery of this Agreement by such Stockholder does not, and the performance by such Stockholder of its obligations under this Agreement and the consummation by it of the transactions contemplated by this Agreement will not, require such Stockholder to obtain any consent, approval, order, waiver, authorization or permit of, or any filing with or notification to, any Governmental Authority or other Person, other than (i) such consents and approvals that have already been obtained, (ii) such consents and approvals that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of such Stockholder to perform its obligations hereunder and (iii) as required under the Exchange Act.

ARTICLE IV

OTHER COVENANTS

Section 4.1 Prohibition on Transfers. During the term of this Agreement, each Stockholder agrees not to Transfer any of the Covered Shares, Beneficial Ownership thereof or any other interest therein, unless such Transfer is a Permitted Transfer.

F-4

Section 4.2 Stock Dividends, etc. In the event of a reclassification, recapitalization, reorganization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares or other similar transaction, or if any stock dividend or stock distribution is declared, in each case affecting the Covered Shares and in each case occurring prior to the termination of this Agreement, the terms “Existing Shares” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities of Parent into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction. Each Stockholder hereby agrees, while this Agreement is in effect, promptly to notify the Sellers of the number of any new shares of Common Stock with respect to which Beneficial Ownership is acquired by such Stockholder, if any, after the date hereof and before the Effective Time (it being understood that such Stockholder shall be deemed to have satisfied the foregoing obligation if it amends its Schedule 13D in respect of such new shares of Common Stock within the time period required under Rule 13d-2 adopted by the SEC under the Exchange Act). Any such shares shall automatically become subject to the terms of this Agreement as Covered Shares as though owned by the Stockholder as of the date hereof.

Section 4.3 No Solicitation. Each Stockholder hereby agrees that during the Voting Period, it shall not, and shall cause its Subsidiaries not to, and shall use its reasonable best efforts to cause its Covered Affiliates and its and their respective Representatives not to, take any action that Parent is otherwise prohibited from taking under Section 7.6 of the Merger Agreement (or Section 9.1 of the Pappas Agreement with respect to Parent’s agreement to comply with Section 7.6 of the Merger Agreement).

Section 4.4 Waiver of Actions. Each Stockholder hereby agrees not to commence or join in, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Subs, any of the other parties to the Merger Agreement or the Pappas Agreement or any of their respective successors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement, the Merger Agreement or the Pappas Agreement or (b) alleging a breach of any fiduciary duty of any Person in connection with the negotiation and entry into this Agreement, the Merger Agreement or the Pappas Agreement.

ARTICLE V

MISCELLANEOUS

Section 5.1 Interpretation. Unless the express context otherwise requires:

(a) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b) terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(c) references herein to a specific Section, Subsection, Recital or Schedule shall refer, respectively, to Sections, Subsections, Recitals or Schedules of this Agreement;

(d) wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(e) references herein to any gender shall include each other gender;

(f) references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns;

(g) references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

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(h) with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”;

(i) the word “or” shall be disjunctive but not exclusive;

(j) references herein to any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder;

(k) references herein to any Contract mean such Contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof;

(l) the headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the parties to this Agreement;

(m) with regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence;

(n) if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day; and

(o) references herein to “as of the date hereof,” “as of the date of this Agreement” or words of similar import shall be deemed to mean “as of immediately prior to the execution and delivery of this Agreement”.

Section 5.2 Termination. This Agreement and all obligations of the parties hereunder shall automatically terminate on the earlier to occur of (a) the Effective Time, (b) the date of termination of the Merger Agreement in accordance with its terms and (c) the date of any modification, waiver, change or amendment of the Merger Agreement or Pappas Agreement executed after the date hereof that is an Adverse Amendment or that results in a material increase in the amount or change in form of consideration payable by Parent under the Merger Agreement or Pappas Agreement, and after the occurrence of any such applicable event this Agreement shall terminate and be of no further force; provided, however, that with respect to a termination pursuant to clause (b) of this sentence, if prior to such termination an Adverse Recommendation Change is made, then this Agreement shall terminate on the earliest of (A) 90 calendar days following the date of such Adverse Recommendation Change, (B) the date on which Oceanbulk Carriers or Oceanbulk Shipping (or their successor IPO entities) files a registration statement with the SEC on a non-confidential basis or (C) the date on which Oceanbulk Carriers, Oceanbulk Shipping, Sellers or their respective Affiliates enters into a binding letter of intent or a definitive agreement with a third party with respect to the sale of any of the Oceanbulk Holdcos, Oceanbulk Carriers and Oceanbulk Shipping (whether by merger, consolidation, sale of all or substantially all assets or otherwise) (such 90 day period or earlier period as described in clauses (B) and (C), the “Tail Period,” and, for the avoidance of doubt, any references hereunder to the term of this Agreement shall include any such Tail Period); provided, further, that the provisions of this Article V shall survive any termination of this Agreement, and such termination shall not relieve any party of any obligation for any breach of this Agreement occurring prior to such termination.

Section 5.3 Governing Law. This Agreement will be deemed to be made in and in all respects will be interpreted, construed and governed by and in accordance with the Laws of the State of New York without giving effect to any choice of Law or conflict of Law provision or rule that would cause the application of the Laws of any jurisdiction other than the State of New York, except to the extent that the law of the Marshall Islands is mandatorily applicable to the Merger.

Section 5.4 Jurisdiction. EACH OF THE PARTIES HERETO CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT SITTING IN MANHATTAN IN NEW YORK CITY OR IN THE

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FEDERAL SOUTHERN DISTRICT IN THE STATE OF NEW YORK AND ANY APPELLATE COURT THEREFROM LOCATED IN NEW YORK, NEW YORK AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF THE PARTIES HERETO ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY FINAL AND NONAPPEALABLE JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT THE ADDRESS SPECIFIED IN THIS AGREEMENT, SUCH SERVICE TO BECOME EFFECTIVE 15 CALENDAR DAYS AFTER SUCH MAILING. NOTHING HEREIN WILL IN ANY WAY BE DEEMED TO LIMIT THE ABILITY OF ANY PARTY HERETO TO SERVE ANY SUCH LEGAL PROCESS, SUMMONS, NOTICES AND DOCUMENTS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW OR TO OBTAIN JURISDICTION OVER OR TO BRING ACTIONS, SUITS OR PROCEEDINGS AGAINST ANY OTHER PARTY HERETO IN SUCH OTHER JURISDICTIONS, AND IN SUCH MANNER, AS MAY BE PERMITTED BY ANY APPLICABLE LAW.

Section 5.5 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 5.6 Notices. All notices and other communications hereunder shall be in writing and shall be addressed as follows (or at such other address for a party as shall be specified by like notice):

If to the Sellers to:

Oaktree Dry Bulk Holdings LLC
333 S. Grand Avenue, 30th Floor
Los Angeles, CA 90071 1
Attention: Kenneth Liang
Jennifer Box
Mahesh Balakrishnan
Email: kliang@oaktreecapital.com
jbox@oaktreecapital.com
mbalakrishnan@oaktreecapital.com

Millennia Holdings LLC
Mirabel Shipholding & Invest Limited
c/o Sophia Damigou
Legal Counsel
Aethrion Centre
40, Agiou Konstantinou A v,
151 24 Maroussi,
Greece
Email: sdamigou@oceanbulk.gr

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with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
Attention: Kenneth M. Schneider, Esq. / Neil Goldman, Esq.
Facsimile No.: (212) 492-0303

If to any Stockholder: to such Stockholder and its counsel at their respective addresses and facsimile numbers set forth on Schedule 1 hereto.

All such notices or communications shall be deemed to have been delivered and received (a) if delivered in person, on the day of such delivery, (b) if by facsimile or electronic mail before 5:00 p.m. Eastern Time when transmitted and receipt is confirmed, the day on which such facsimile or electronic mail was sent, (c) if by facsimile or electronic mail after 5:00 p.m. Eastern Time when transmitted and receipt is confirmed, on the following Business Day on which such facsimile or electronic mail was sent; provided in the case of clauses (b) and (c), that such receipt is personally confirmed by telephone, (d) if by certified or registered mail (return receipt requested), on the seventh Business Day after the mailing thereof or (d) if by reputable overnight delivery service, on the second Business Day after the sending thereof.

Section 5.7 Amendment . This Agreement may not be amended with respect to any Stockholder except by an instrument in writing signed by the Sellers and such Stockholder.

Section 5.8 Extension; Waiver. At any time before the termination of this Agreement, the Sellers, on the one hand, and the Stockholders, on the other hand, may (a) extend the time for the performance of any of the obligations of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement or (c) subject to applicable Law, waive compliance with any of the covenants or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver shall be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.

Section 5.9 Entire Agreement. This Agreement (including the exhibits and schedules hereto), the Merger Agreement and the Pappas Agreement contain all of the terms, conditions and representations and warranties agreed to by the parties relating to the subject matter of this Agreement and supersede all prior or contemporaneous agreements, negotiations, correspondence, undertakings, understandings, representations and warranties, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement. No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the parties to this Agreement.

Section 5.10 No Third-Party Beneficiaries. The Sellers and the Stockholders hereby agree that their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

Section 5.11 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination,

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the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 5.12 Construction. The parties have participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

Section 5.13 Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their permitted successors and assigns. Except in connection with a Permitted Transfer (which Permitted Transfer shall not relieve any Stockholder of its obligations hereunder), no party to this Agreement may assign or delegate, by operation of law or otherwise, all or any portion of its rights or liabilities under this Agreement without the prior written consent of the other parties to this Agreement, which any such party may withhold in its absolute discretion. Any purported assignment without such prior written consents shall be void.

Section 5.14 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, that monetary damages may not be adequate compensation for any loss incurred in connection therewith, and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of New York or any New York state court, in addition to any other remedy to which they are entitled at law or in equity, and the parties to this Agreement hereby waive any requirement for the posting of any bond or similar collateral in connection therewith. The parties hereby agree to waive in any action for specific performance of any such obligation (other than in connection with any action for temporary restraining order) the defense that a remedy at law would be adequate.

Section 5.15 Stockholder Capacity. Notwithstanding anything contained in this Agreement to the contrary, the representations, warranties, covenants and agreements made herein by each Stockholder are made solely with respect to such Stockholder and the Covered Shares. Each Stockholder is entering into this Agreement solely in its capacity as the Beneficial Owner of such Covered Shares and nothing herein shall limit or affect any actions taken by any director of Parent (or a Subsidiary of Parent) nominated by such Stockholder in his or her capacity as a director of Parent (or a Subsidiary of Parent), including participating in his or her capacity as a director of Parent in any discussions or negotiations in accordance with Section 7.6 of the Merger Agreement (and Section 9.1 of the Pappas Agreement with respect to Parent’s agreement to comply with Section 7.6 of the Merger Agreement). Nothing contained herein, and no action taken by any Stockholder pursuant hereto, shall be deemed to constitute the parties as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the parties are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.

Section 5.16 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Sellers any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the Stockholders, and the Sellers shall have no authority to direct the Stockholders in the voting or disposition of any of the Covered Shares, except as otherwise provided herein.

Section 5.17 Fees and Expenses. All costs and expenses (including all fees and disbursements of counsel, accountants, investment bankers, experts and consultants to a party) incurred in connection with this Agreement shall be paid by the party incurring such costs and expenses; provided, however, that on (and subject to the occurrence of) the Closing Date, the Sellers shall cause the Oceanbulk Holdcos to reimburse each Stockholder for such Stockholder’s reasonable and documented costs, fees and expenses, including the reasonable and documented costs, fees and expenses of legal counsel, incurred by such Stockholder in connection with the

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negotiation, execution and delivery of this Agreement and the transactions contemplated by the Merger Agreement and any instrument delivered in connection therewith as well as any amendments, modifications or waivers thereof, subject to an aggregate cap of $35,000 (the “Cap”). Reimbursement of such fees and expenses shall be made by wire transfer of immediately available funds to an account or accounts designated by such Stockholder, as set forth in a statement delivered to the Sellers no later than two Business Days prior to the Closing Date.

Section 5.18 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Facsimile signatures or signatures received as a pdf attachment to electronic mail shall be treated as original signatures for all purposes of this Agreement.

[Signature page follows]

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

OAKTREE DRY BULK HOLDINGS LLC

By:	/s/ Rajath Shourie
Name:	Rajath Shourie
Title:	Authorized Signatory

By:	/s/ Jenny Box
Name:	Jenny Box
Title:	Authorized Signatory

MILLENNIA HOLDINGS LLC By: Oceanbulk Maritime S.A., its Manager

By:	/s/ Alicia Williams Romero
Name:	Alicia Williams Romero
Title:	President/Director

MIRABEL SHIPHOLDING & INVEST LIMITED

By:	/s/ Paul Andy Williams
Name:	Paul Andy Williams
Title:	Director

[Signature Page to Voting Agreement]

MONARCH ALTERNATIVE SOLUTIONS MASTER FUND LTD

By:	/s/ Michael Weinstock
Name:	Michael Weinstock
Title:	Chief Executive Officer

MONARCH CAPITAL MASTER PARTNERS II LP

By:	/s/ Michael Weinstock
Name:	Michael Weinstock
Title:	Chief Executive Officer

MONARCH CAPITAL MASTER PARTNERS II-A LP

By:	/s/ Michael Weinstock
Name:	Michael Weinstock
Title:	Chief Executive Officer

MONARCH DEBT RECOVERY MASTER FUND LTD

By:	/s/ Michael Weinstock
Name:	Michael Weinstock
Title:	Chief Executive Officer

[Signature Page to Voting Agreement]

MONARCH OPPORTUNITIES MASTER FUND LTD

By:	/s/ Michael Weinstock
Name:	Michael Weinstock
Title:	Chief Executive Officer

MONARCH STRUCTURED CREDIT MASTER FUND LTD

By:	/s/ Michael Weinstock
Name:	Michael Weinstock
Title:	Chief Executive Officer

P MONARCH RECOVERY LTD.

By:	/s/ Michael Weinstock
Name:	Michael Weinstock
Title:	Chief Executive Officer

[Signature Page to Voting Agreement]

Schedule 1

STOCKHOLDER INFORMATION

Name and Contact Information	Shares of Common Stock
Monarch Alternative Solutions Master Fund Ltd	187,806
Monarch Capital Master Partners II LP	73,473
Monarch Capital Master Partners II-A LP	1,327,372
Monarch Debt Recovery Master Fund Ltd	2,612,419
Monarch Opportunities Master Fund Ltd	1,627,989
Monarch Structured Credit Master Fund Ltd	23,116
P Monarch Recovery Ltd.	308,829

c/o Monarch Alternative Capital LP

535 Madison Avenue

New York, NY 10022

Attention: General Counsel

Facsimile: (212) 554-1701

with a copy to:

c/o Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Attention: Mark A. Cognetti

Facsimile: (212) 728-9968

1

ANNEX G

OPINION OF FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE

June 15, 2014

Transaction Committee of the Board of Directors of

Star Bulk Carriers Corp.

c/o Star Bulk Management Inc.

40, Agiou Konstantinou Str.

Maroussi 15124

Athens, Greece

Members of the Transaction Committee:

We understand that Star Bulk Carriers Corp., a Marshall Islands corporation (“Parent”), proposes to enter into an Agreement and Plan of Merger, expected to be dated on June 16, 2014 (the “Merger Agreement”) among Parent, Star Synergy LLC, a Marshall Islands limited liability company and a wholly-owned subsidiary of Parent (“Oaktree Holdco Merger Sub”), Star Omas LLC, a Marshall Islands limited liability company and a wholly-owned subsidiary of Parent (“Pappas Holdco Merger Sub” and, together with Oaktree Holdco Merger Sub, the “Merger Subs”), Oaktree OBC Holdings LLC, a Marshall Islands limited liability company ( the “Oaktree Holdco”), Millennia Limited Liability Company, a Marshall Islands limited liability company (the “Pappas Holdco” and, together with the Oaktree Holdco, the “Oceanbulk Holdcos”), Oaktree Dry Bulk Holdings LLC, a Marshall Islands limited liability company (the “Oaktree Seller”) and Millennia Holdings LLC, a Marshall Islands limited liability company (the “Pappas Seller” and, together with the Oaktree Seller, the “Oceanbulk Sellers”). The Oceanbulk Sellers collectively own all of the outstanding limited liability company interests of the Oceanbulk Holdcos, and the Ocenbulk Holdcos collectively own all of the outstanding equity interests in Oceanbulk Shipping LLC, a Marshall Islands limited liability company (“Oceanbulk Shipping”) and Oceanbulk Carriers LLC, a Marshall Islands limited liability company (“Oceanbulk Carriers” and, together with Oceanbulk Shipping, “Oceanbulk”). In addition, Oceanbulk Shipping owns convertible debt that converts into a fifty percent (50%) interest in Heron Ventures Limited, a Malta limited liability company (“Heron”), with the remaining fifty percent (50%) interest held by ABY Group Holding Limited, a Malta limited liability company (“ABY”). The Merger Agreement provides for the acquisition of the Oceanbulk Holdcos by Parent, by means of (i) a merger of Oaktree Holdco with and into Oaktree Holdco Merger Sub (the “Oaktree Holdco Merger”), with Oaktree Holdco Merger Sub continuing as the surviving company and a wholly-owned subsidiary of Parent and (ii) a merger of Pappas Holdco with and into Pappas Holdco Merger Sub (the “Pappas Holdco Merger” and, together with the Oaktree Holdco Merger, the “Merger”), with Pappas Holdco Merger Sub continuing as the surviving company and a wholly-owned subsidiary of Parent. In the Merger, all of the membership interests of the Oceanbulk Holdcos that are outstanding immediately prior to the effective time of the Merger will automatically be converted into the right to receive an aggregate of 48,395,766 shares of Parent Common Stock (the “Merger Consideration”). The Merger Agreement also provides that Sellers’ Representative shall assume and control the dissolution, liquidation and winding up of Heron, including the distribution of two vessels (as set forth on Exhibit H of the Merger Agreement) and a certain amount of the Heron Distributable Cash (as defined in the Merger Agreement) to Parent or one of its Subsidiaries (the “Heron JV Sale”) in exchange for 2,115,706 shares of Parent Common Stock (the “Heron TV Sale Consideration”), to be delivered to the sellers thereof solely upon the delivery of such vessels. Parent also proposes to enter into, simultaneously with the execution of the Merger Agreement, a Share Purchase Agreement, expected to be dated on June 16, 2014 (the “Pappas Agreement” and, together with the Merger Agreement, collectively, the “Transaction Agreements”) among Parent, Mirabel Shipholding & Invest Limited, a company limited by shares incorporated under the laws of the British Virgin Islands with BVI company number 1785399 (“Mirabel”). Mirach Shipping Company Limited, a company limited by shares incorporated under the laws of the British Virgin Islands with BVI company number 1719641 (“Mirach”) and Bluesea Invest and Holding Limited, a company limited by shares incorporated under the laws of

Transaction Committee of the Board of Directors

Star Bulk Carriers Corp.

June 15, 2014

the British Virgin Islands with BVI company number 1776697 (“Bluesea”). pursuant to which Parent will acquire all of the issued and outstanding shares of capital stock of Dioriga Shipping Co., a Marshall Islands corporation (“Dioriga”) and Positive Shipping Company, a Marshall Islands corporation (“Positive Shipping”) from Mirach and Bluesea, respectively (the “Pappas Vessel Acquisition”, together with the Merger and the transactions contemplated by the Merger Agreement, including the Heron JV Sale, collectively, the “Transactions”) in exchange for an aggregate of 3,592,728 shares of Parent Common Stock (the “Pappas Sale Consideration”, together with the Merger Consideration and the Heron JV Sale Consideration, collectively, the “Transaction Consideration”). The Oceanbulk Holdcos, Oceanbulk, Heron, Dioriga and Positive Shipping are collectively referred to herein as the “Acquired Group”. The terms and conditions of the Transactions are more fully set forth in the Transaction Agreements and terms used herein and not defined shall have the meanings ascribed thereto in the Merger Agreement.

The Transaction Committee of the Board of Directors of Parent (the “Transaction Committee”) has asked us whether, in our opinion, the Transaction Consideration is fair, from a financial point of view, to Parent.

In connection with rendering our opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to Parent that we deemed to be relevant, including publicly available research analysts’ estimates;

(ii)	reviewed certain non-public historical financial statements and other non- public historical financial data relating to Parent prepared and furnished to us by management of Parent;

(iii)	reviewed certain non-public projected financial data relating to Parent prepared and furnished to us by management of Parent;

(iv)	reviewed certain non-public historical and projected operating data relating to Parent prepared and furnished to us by management of Parent;

(v)	discussed the past and current operations, financial projections and current financial condition of Parent with management of Parent (including their views on the risks and uncertainties of achieving such projections);

(vi)	reviewed the reported prices and the historical trading activity of Parent Common Stock;

(vii)	compared the financial performance of Parent and its stock market trading multiples with those of certain other publicly traded companies that we deemed relevant;

(viii)	reviewed certain third-party appraisals provided to us by management of Parent;

(ix)	reviewed certain non-public available business and financial information relating to the Acquired Group that we deemed to be relevant;

(x)	reviewed certain non-public historical financial statements and other non-public historical financial data relating to the Acquired Group prepared and furnished to us by management of the Acquired Group;

(xi)	reviewed certain non-public projected financial data relating to the Acquired Group prepared and furnished to us by management of the Acquired Group;

(xii)	reviewed certain non-public historical and projected operating data relating to the Acquired Group prepared and furnished to us by management of the Acquired Group;

Transaction Committee of the Board of Directors

Star Bulk Carriers Corp.

June 15, 2014

(xiii)	discussed the past and current operations, financial projections and current financial condition of the Acquired Group with management of the Acquired Group (including their views on the risks and uncertainties of achieving such projections);

(xiv)	compared the financial performance of the Acquired Group and the valuation multiples relating to the Transactions with those of certain publicly traded companies that we deemed relevant;

(xv)	reviewed certain third-party appraisals provided to us by management of the Acquired Group;

(xvi)	considered the potential pro forma impact of the Transactions;

(xvii)	reviewed a draft of the Merger Agreement, dated June 13, 2014, which we assume is in substantially final form and from which we assume the final form will not vary in any respect material for our analysis;

(xviii)	reviewed a draft of the Pappas Agreement, dated June 13, 2014, which we assume is in substantially final form and from which we assume the final form will not vary in any respect material for our analysis; and

(xix)	performed such other analyses and examinations and considered such other factors that we deemed appropriate.

For purposes of our analysis and opinion, we have assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, and we assume no liability therefor. With respect to the projected financial data relating to Parent and the Acquired Group referred to above, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of each of Parent and the Acquired Group as to the future financial performance of Parent and the Acquired Group under the alternative business assumptions reflected therein. We express no view as to any projected financial data relating to Parent or the Acquired Group or the assumptions on which they are based. We have relied, at your direction, without independent verification, upon the assessments of the management of each of Parent and the Acquired Group as to the future operational performance of Parent and the Acquired Group, including but not limited to, charter revenues, commissions, operating expenses, administrative expenses and voyage fees and expenses.

For purposes of rendering our opinion, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Transaction Agreements are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Transaction Agreements and that all conditions to the consummation of the Transactions will be satisfied without material waiver or modification thereof. We have further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transactions will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on Parent or the consummation of the Transactions or materially reduce the benefits to Parent of the Transactions.

We have not made nor assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities of Parent or the Acquired Group, nor have we evaluated the solvency or fair value of Parent or the Acquired Group under any state, federal or foreign laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

Transaction Committee of the Board of Directors

Star Bulk Carriers Corp.

June 15, 2014

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness to Parent, from a financial point of view, of the Transaction Consideration. We do not express any view on, and our opinion does not address, the fairness of the proposed transactions to, or any consideration received in connection therewith by, the holders of any securities, creditors or other constituencies of Parent, or the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Parent, or any class of such persons, whether relative to the Transaction Consideration or otherwise. We have assumed that any modification to the structure of the transactions will not vary in any respect material to our analysis. We also have assumed that neither the Merger Agreement nor the Pappas Agreement will vary from the form of the draft of each such document reviewed by us in any manner that is material to our opinion. Our opinion does not address the relative merits of the Transactions as compared to other business or financial strategies that might be available to Parent, nor does it address the underlying business decision of Parent to engage in the Transactions. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any third party with respect to the acquisition of any or all of the Parent Common Stock or any business combination or other extraordinary transaction involving Parent. This letter, and our opinion, does not constitute a recommendation to the Parent Board or to any other persons in respect of the Transactions, including as to how any stockholders of Parent should vote or act in respect of the Transactions. We express no opinion herein as to the price at which shares of Parent Common Stock will trade at any time. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by Parent and its advisors with respect to legal, regulatory, accounting and tax matters.

We have received an upfront fee for our services and will receive an additional fee upon the rendering of this opinion, which shall be payable only if the Transactions are consummated. Parent has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. Prior to this engagement, we, Evercore Group L.L.C., and its affiliates provided financial advisory services to Parent and had received fees for the rendering of these services including the reimbursement of expenses. During the two year period prior to the date hereof, no material relationship existed between Evercore Group L.L.C. and its affiliates and any of Oaktree Capital Group or Oaktree Capital Management LLC or any fund managed by Oaktree Capital Management (collectively, “Oaktree”). Oceanbulk, the Oceanbulk Holdcos, the Oceanbulk Sellers, Heron, ABY, Dioriga, Positive Shipping, Mirabel, Mirach or Bluesea pursuant to which compensation was received by Evercore Group L.L.C. or its affiliates as a result of such a relationship. We may provide financial or other services to Oaktree, Oceanbulk, the Oceanbulk Holdcos, the Oceanbulk Sellers, Heron, ABY, Dioriga, Positive Shipping, Mirabel, Mirach or Bluesea in the future and in connection with any such services we may receive compensation.

In the ordinary course of business, Evercore Group L.L.C. or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of Parent, Oaktree, Oceanbulk, the Oceanbulk Holdcos, the Oceanbulk Sellers, Heron, ABY, Dioriga, Positive Shipping, Mirabel, Mirach or Bluesea and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

This letter, and the opinion expressed herein is addressed to, and for the information and benefit of, the Transaction Committee in connection with their evaluation of the proposed Transactions; provided, however, that this opinion may be relied on by the other members of the Parent Board, solely in their capacity as members of the Parent Board, in connection with, and for the purposes of, the evaluation of the proposed Transactions. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.

This opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval, except Parent may reproduce this

Transaction Committee of the Board of Directors

Star Bulk Carriers Corp.

June 15, 2014

opinion in full in any document that is required to be filed with the U.S. Securities and Exchange Commission and required to be mailed by Parent to its stockholders relating to the Transactions; provided, however, that all references to us or our opinion in any such document and the description or inclusion of our opinion therein shall be subject to our prior consent with respect to form and substance, which consent shall not be unreasonably withheld or delayed.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Transaction Consideration is fair, from a financial point of view, to Parent.

Very truly yours,

EVERCORE GROUP L.L.C.

By:
Mark K. Friedman
Senior Managing Director

Star Bulk Carriers Corp. C/O PROXY SERVICES P.O. BOX 9142 FARMINGDALE, NY 11735 VOTE BY INTERNET - www.proxyvote.com Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. 0000-0000-0000 TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: <XXXXX>1 KEEP THIS PORTION FOR YOUR RECORDS THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY STAR BULK CARRIERS CORP. The Board of Directors recommends you vote FOR the following: Vote on Proposals The Board of Directors recommends you vote FOR the following proposals: 1. Proposal to approve the Agreement and Plan of Merger, under which each of the Oceanbulk Holdcos will be merged with and into one of each of the Merger Subs, with Merger Subs continuing as the surviving companies, as well as the Pappas Agreement, and the Transactions. As a result, upon completion of the Merger and in accordance with the terms and conditions of the Merger Agreement, Oceanbulk and its subsidiaries will effectively become wholly-owned subsidiaries of Star Bulk and upon completion of the Pappas Companies Acquisition, Dioriga and Positive Shipping will become wholly-owned subsidiaries of Star Bulk. For Against Abstain 0 0 0 2. Proposal to approve one or more adjournments of the Company’s Special Meeting, if necessary or appropriate, including adjournments to solicit additional proxies. For Against Abstain 0 0 0 The shares represented by this proxy when properly executed will be voted in the manner directed herein by the undersigned Stockholder(s). If no direction is made, this proxy will be voted FOR items 1 and 2. If any other matters properly come before the meeting, or if cumulative voting is required, the person named in this proxy will vote in their discretion. For address changes and/or comments, please check this box and write them 0 on the back where indicated. Please indicate if you plan to attend this meeting. 0 0 Yes No Please sign your name exactly as it appears hereon. When signing as attorney, executor, administrator, trustee or guardian, please add your title as such. When signing as joint tenants, all parties in the joint tenancy must sign. If a signer is a corporation, please sign in full corporate name by duly authorized officer. Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting: The Notice and Proxy Statement are available at www.proxyvote.com. <XXXXX>2 SPECIAL MEETING OF STOCKHOLDERS JULY 11, 2014 The stockholder(s) hereby appoint(s) (Appointee) and (Appointee), or either of them, as proxies, each with the power to appoint (his/her) substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common Stock of Star Bulk Carriers Corp. that the stockholder(s) is/are entitled to vote at the Special Meeting of Stockholders to be held at (Time), Eastern Time on July 11, 2014, at the (Location), and any adjournment or postponement thereof. THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED BY THE STOCKHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR PROPOSALS 1 AND PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE Address Changes/Comments: (If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.) CONTINUED AND TO BE SIGNED ON REVERSE SIDE